Form 20-F
period 2003-05-31
ROCKWELL VENTURES INC
filed 2003-10-31
CIK 1095847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended May 31, 2003 (with other information to September 30, 2003 except where noted)

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to _______________

CIK Number 1095847

ROCKWELL VENTURES INC.
(Exact name of Registrant specified in its charter)

ROCKWELL VENTURES INC.
(Translation of Registrant’s name into English)

BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

Suite 1020, 800 West Pender Street Vancouver, British Columbia, Canada, V6C 2V6
(Address of principal executive offices)

COMMON SHARES WITHOUT PAR VALUE
(Title of Class)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of each exchange on which registered
None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common Shares without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Number of outstanding shares of Rockwell's only class of capital stock as at May 31, 2003.
55,199,275 Common Shares Without Par Value

- ii -

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

NOT APPLICABLE

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17 ☒                 Item 18 ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

Currency and Exchange Rates

All monetary amounts contained in this Annual Report are, unless otherwise indicated, expressed in Canadian dollars. On May 31, 2003 the Bank of Canada noon rate for Canadian Dollars was US$1.00:Cdn$1.3695 (see Item 3A for further historical Exchange Rate Information).

PART 1

ITEM 1     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable (this is an Annual Report only)

ITEM 2     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable (this is an Annual Report only)

ITEM 3     KEY INFORMATION

A.    Selected Financial Data

The following constitutes selected financial data for Rockwell Ventures Inc. (the “Registrant” or “Rockwell”) for the last five fiscal years ended May 31, 2003, in Canadian dollars, presented in accordance with Canadian generally accepted accounting principles (“CDN GAAP”) and United States generally accepted accounting principles (“US GAAP”). See Item 17 for accompanying consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles for further details. Refer to note 11 to the consolidated financial statements included herein for a discussion of the material differences between CDN GAAP and US GAAP and their effect on Rockwell’s financial position and results of operations.

(Cdn$000’s			As at May 31
except per share amounts)
Balance Sheet Data (as at)	2003	2002	2001	2000	1999

Total assets (CDN GAAP)	197,548	714,746	1,125,987	2,234,728	1,183,664
Total assets (US GAAP)	150,691	675,089	1,079,130	1,081,276	418,790
Total liabilities	256,003	103,787	291,188	192,982	1,015,130
Share capital (CDN GAAP)	8,697,652	8,512,758	6,983,234	2,949,444	620,646
Share capital (US GAAP)	9,758,603	9,573,709	7,838,645	3,552,003	1,163,417
(Deficit) (CDN GAAP)	(8,756,107)	(7,901,799)	(6,148,435)	(907,698)	(452,112)
(Deficit) (US GAAP)	(9,863,915)	(9,002,407)	(7,050,703)	(2,663,709)	(1,759,757)
Net Assets (CDN GAAP)	(58,455)	610,959	1,737,461	2,041,746	168,534
Net Assets (US GAAP)	(105,312)	571,302	787,942	888,294	(596,340)

Statement of Operations Data
(year ended May 31)	2003	2002	2001	2000	1999
Revenues	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil
Loss for the year(1) (CDN GAAP)	854,308	1,753,364	4,134,142	455,586	361,476
Loss for the year(1) (US GAAP)	861,508	1,951,704	4,386,994	903,952	640,406

Loss per Share (CDN GAAP)	$0.02	$0.04	$0.11	$0.02	$0.01
Loss per Share (US GAAP)	$0.04	$0.04	$0.11	$0.03	$0.02

Notes:
(1) Loss from continuing operations and loss for the year are the same for all periods presented.

No cash or other dividends have been declared.

Except as otherwise indicated, all dollar amounts are stated in Canadian dollars, Rockwell’s functional and reporting currency. The following tables set out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Bank of Canada, for the conversion of Canadian dollars into one United States dollar. The average exchange rates are based on the average of the exchange rates on the last day of the month in such periods. Also included are the high and low exchange rates for each month during the previous six months.

Exchange Rates		For year ended May 31
	2003	2002	2001	2000	1999
End of Period	1.37	1.53	1.55	1.52	1.44
Average for Period	1.53	1.57	1.52	1.49	1.47
High for Period	1.60	1.61	1.58	1.54	1.53
Low for Period	1.34	1.51	1.46	1.45	1.44

On September 30, 2003 the Bank of Canada noon rate for Canadian Dollars was US$1.00: Cdn$1.3504

B.    Capitalization and Indebtedness

Not applicable (this is an Annual Report only)

C.    Reasons for the Offer and Use of Proceeds

Not applicable (this is an Annual Report only)

D.    Risk Factors

Historical Operating Losses And No Assurance Of Income

Rockwell is involved in the business of acquiring and exploring properties and it does not own a property which is in production or which produces income for Rockwell. Rockwell has, to date, no revenue from operations and a history of net losses resulting in an accumulated deficit of over $8.7 million at May 31, 2003. There can be no assurances that Rockwell will be successful in finding an economic ore body and therefore there can be no assurance that Rockwell will ever be able to record income resulting in profit.

No Known Deposit

Rockwell’s properties do not contain known reserves, and therefore, any program conducted on its properties would be exploratory in nature. Most exploration projects do not result in the discovery of commercially mineable deposits.

Insufficient Funds For Current Fiscal Year And Inability To Raise Additional Capital

Rockwell does not currently have sufficient funds to continue operations for the current fiscal year.

Exploration is a speculative business and a company may not be able to raise any funding subsequent to the capital previously raised. In order to keep the Ricardo Property in good standing, Rockwell is required to pay annual taxes and sustaining fees of the approximate amount of Cdn$100,000. Rockwell will have to pay such fees itself, until Rockwell can find a new party to option the Ricardo Property. There is no assurance that such funds can and will be raised.

Any additional equity financing that Rockwell undertakes could be dilutive to existing shareholders, and any debt financing that Rockwell undertakes could involve restrictive covenants with respect to future capital raising activities and other financial and operational matters.

The financing of exploration stage mining ventures has become more difficult as the metal markets have weakened. There can be no assurance that adequate financing could be obtained on a timely basis or at all. Failure to obtain adequate financing could result in significant delays of exploration programs and substantial curtailment of operations, as Rockwell’s cash resources are currently not sufficient to continue operations at current levels.

Competitive State Of The Mining Industry

The mineral industry is intensely competitive, and Rockwell competes with other companies which have greater resources and are also searching for properties. As a result of this competition, Rockwell may be unable to acquire attractive properties on terms it considers acceptable.

Outside Factors Beyond The Control Of Rockwell

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond its control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. As a result of these outside factors, even if Rockwell does find or acquire property that goes into production, there is no assurance that Rockwell will be able to market the minerals produced at a profit.

Mining Operations Generally Involve A High Degree Of Risk

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. Rockwell may become subject to liability for pollution, cave-ins or hazards against which it cannot, or it may elect not, to insure. The payment of such liabilities may have a material adverse effect on Rockwell’s financial position. Rockwell is not currently covered by liability insurance.

No Guarantee Of Title To Rockwell’s Properties

Although Rockwell has obtained the usual industry standard title reports with respect to its properties, this should not be construed as a guarantee of title. Properties may be subject to prior unregistered agreements or transfers, or native land claims, and title may be affected by undetected defects. Certain of the claims may be under dispute and resolutions of a dispute may result in the loss of all of such property or a reduction in Rockwell’s interest therein.

Surveys Have Not Been Performed On All The Claims

Not all of Rockwell’s properties have been surveyed and, accordingly, the precise location of the boundaries of the properties and ownership of mineral rights on specific tracts of land comprising the properties may be in doubt. It is therefore possible that if Rockwell discovers a mineral deposit near the boundary of one of its properties, such mineral deposit may end up being outside the boundary of its property and therefore not owned by Rockwell.

Directors And Officers Serve On The Boards Of Other Exploration Companies

Some of the directors and officers are engaged, and will continue to be engaged, in the search for additional business opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with Rockwell. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Company Act (British Columbia). In order to avoid the possible conflict of interest which may arise between the directors’ duties to Rockwell and their duties to the other companies on whose boards they serve, the directors and officers of Rockwell have agreed that participation in other business ventures offered to the directors will be allocated between the various companies and on the basis of prudent business judgement and the relative financial abilities and needs of the companies to participate; no commissions or other extraordinary consideration will be paid to such directors and officers; and business opportunities formulated by or through the other companies in which the directors and officers are involved will not be offered to Rockwell except on the same or better terms as the basis on which they are offered to third party participants.

Political And Economic Uncertainties Of Operation In Foreign Countries

One of Rockwell’s material assets is located in Chile, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry and foreign investors. Any changes in regulations or shifts in political conditions are beyond the control of Rockwell and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, repatriation of profits, price controls, export controls, income taxes, expropriations or property, environmental legislation and mine safety.

Absence Of Dividends

Rockwell has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.

Regulatory Requirements

Current or future operations of Rockwell, including exploration activities and commencement of production on its properties, require permits from various foreign, federal, state and local governmental authorities. Such operations are and will be governed by laws and regulations relating to environmental requirements, prospecting, mining production, export, taxes, labour standards, occupational safety, and other matters. Companies engaged in the operation of mines and related facilities generally experience increased costs and delays in production as a result of the need to comply with applicable laws, regulations, and permits.

Likely PFIC Status Has Consequences for U.S. Investors

Potential investors who are U.S. taxpayers should be aware that Rockwell expects to be a passive foreign investment company (“PFIC”) for the current fiscal year, and may also have been a PFIC in prior years, and may also be a PFIC in subsequent years. If Rockwell is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of Rockwell. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Rockwell’s net capital gain and ordinary earnings for any year in which Rockwell is a PFIC, whether or not Rockwell distributes any amounts to its shareholders.

Stock Deemed To Be A Penny Stock Which May Result In Decreased Liquidity

Because the market price for Rockwell’s shares is less than US$5.00, its securities are classified as “penny stock”. For transactions involving a penny stock, brokers or dealers are required to approve a previous account for penny stock transactions, which involves obtaining financial information concerning the investor and satisfying themselves that the investor has sufficient knowledge and experience to evaluate the risks associated with penny stock. The broker or dealer must also deliver certain information to investors in penny stock, including disclosure concerning the risks associated with penny stock, and must receive a written agreement from investors prior to the transactions. As a result of the penny stock restrictions, brokers or potential investors may be reluctant to trade in Rockwell’s securities, which may result in less liquidity for Rockwell’s stock.

Significant Potential Equity Dilution

At September 30, 2003, Rockwell has a significant number of share purchase options (240,000) and warrants (3,537,125), which will likely act as an upside damper on the trading range of Rockwell’s shares. As a consequence of the passage of time since the date of their original sale and issuance, no shares of Rockwell remain subject to any hold period restrictions in Canada or the United States as of September 30, 2003. The unrestricted resale of outstanding shares from the exercise of dilutive securities may have a depressing effect on the market for Rockwell’s shares. Dilutive securities represent approximately 4% of Rockwell’s currently issued shares.

ITEM 4    INFORMATION ON THE COMPANY

SUMMARY

A.    History and Development of Rockwell

1.	The legal name of the company, which is the subject of this Annual Report on Form 20-F, is “Rockwell Ventures Inc.” (herein “Rockwell”, the ”Registrant” or the “Company”).
2.	Rockwell was incorporated under the Company Act (British Columbia), Canada on November 10, 1988 under the name "Annabel Gold Mines Inc."
3.
The Company changed its name to "Carissa Mining Corporation" on January 24, 1994. On October 26, 1995, the Company changed its name to "Rockwell Ventures Inc.", consolidated its share capital on the basis of five shares to one and subsequently increased its authorized share capital to 200,000,000 Common Shares.

4.	The principal business events of Rockwell’s history are:
(i)

The acquisition of the Ricardo Property, located in the Republic of Chile, through the acquisition of 100% of the issued and outstanding shares of Minera Ricardo Resources Inc. S.A. (“Ricardo”).

Ricardo is the owner of 66 exploration and exploitation mining concessions, covering an area of approximately 164 square kilometers, located immediately south of the city of Calama.

(ii)

The acquisition of the right to acquire a 60% participating interest in a group of mineral concessions situated in Ceará State, Brazil known as the Pedra Branca property.

Rockwell subsequently terminated its option after exploration results were not encouraging enough to continue exploration expenditures.

(iii)

The conditional acquisition of the right, subject to the fulfillment of certain conditions, to acquire an option to earn a 60% participating joint venture interest in the 314,000 hectare Fox River property in Manitoba, Canada from Falconbridge Limited (“Falconbridge”).

Rockwell subsequently agreed, after receiving approval from the TSX Venture Exchange (the “Exchange”, previously known as the Canadian Venture Exchange), to relinquish its right to earn an interest in the Fox River property in order to enable Hunter Dickinson Group Inc. (“HDGI”) to assign its option to the Fox River project, which it held through Precious Exploration Limited Partnership (“PELP”) to Amarc Resources Ltd. (“Amarc”).

(iv)
The acquisition of a right to acquire a 60%, participating joint venture interest in the Haut Plateau property in Quebec, Canada from Falconbridge, subject to Falconbridge’s right to increase its interest to 60% (and thus reducing Rockwell’s interest to 40%) by completing and funding a positive feasibility study.

The Company terminated its option after exploration results were not encouraging enough to warrant the high earn-in requirements and substantial property maintenance costs.
5.	Rockwell’s principal capital expenditures and material divestitures over the three fiscal years ended May 31, 2003 are as follows:
Year	Exploration Expenditures	Mineral Property Acquisitions
(i) Amounts Deferred (capitalized or invested)
2003	nil	nil
2002	nil	nil
2001	nil	nil
(ii) Amounts Expensed as Exploration Expenses
2003	$ 482,256	nil
2002	$ 1,221,271	nil
2001	$ 3,117,512	nil

6.	The principal capital expenditures by property currently anticipated for the ensuing year, subject to finance ability from existing cash reserves and other sources of equity financing, are as follows:
Exploration Expenditures
Ricardo	$ 250,000

B.    Business Overview

Ricardo Property

Rockwell’s Ricardo Property is located along the West Fissure fault in Chile. Large copper deposits have been discovered by other companies to the north and south of the Ricardo Property along the West Fissure fault. Although exploration on the Ricardo Property to date has not identified a deposit containing economic mineralization, Rockwell’s management remains optimistic that, given its location, the Ricardo Property represents a property that warrants further exploration.

C.    Organizational Structure

Rockwell is based in British Columbia, Canada. Rockwell intends on operating on the Ricardo Property in Chile through its wholly owned subsidiary Minera Ricardo Resources Inc. S.A. (“Ricardo”). Rockwell formerly operated in Brazil through a series of subsidiaries, which are now inactive since Rockwell no longer has a property interest in Brazil. During the year, Rockwell had the following subsidiaries:

a)	Minera Ricardo Resources Inc. S.A., an exploration-stage company organized pursuant to the laws of Chile, of which the Company owns a direct 99.9% partnership interest; and

b)	549949 BC Ltd., a wholly owned subsidiary incorporated under the laws of British Columbia which holds a 0.1% partnership interest in Ricardo.

Rockwell does not have any operating revenue. The resource extraction business has historically been cyclical and the prices received for copper, nickel and cobalt have been volatile. The mining business operates in a worldwide market, and prices are derived from relatively pure market forces, so competition to sell any metals or concentrates produced is not an issue if metals prices warrant production.

D.    Property, Plants and Equipment

Rockwell has no plant or equipment located on any of its properties.

Glossary     In this Annual Report on Form 20-F, the following terms have the meanings set forth herein:

A.    Geological Terms

Induced Polarization
A geophysical feature, which is considered to be different in (IP) Anomaly appearance from the typical survey results (background) when tested for levels of electro-conductivity. An IP anomaly may be indicative of potential mineralization.

Mineral Symbols	Au – Gold; Cu – Copper; Co – Cobalt; Cr – Chromium; Pt – Platinum; Pd – Palladium; Ni – Nickel; Mg – Magnesium
Porphyry
An igneous rock containing conspicuous crystals or phenocrysts in a fine-grained groundmass; also a type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage

Sulphide	A compound of sulphur with another element, typically a metallic element or compound.

B.    Measurement

Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
metres	3.281	= feet
kilometres	0.621	= miles (5,280 feet)
grams	0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

Ricardo Property

On March 2, 1998, Rockwell received final approval from the TSX Venture Exchange to exchange 100% of the issued and outstanding shares of Minera Ricardo Resources Inc. S.A. (“Ricardo”), for 22,400,000

shares of Rockwell. Ricardo is the owner of 66 exploration and exploitation mining concessions covering an area of approximately 183 square km immediately south of the City of Calama, Chile (the “Ricardo Property”).

The Ricardo Property was purchased from Mesquite Resources LLC. Ricardo is the legal owner of the exploration and exploitation concessions comprising the Ricardo Property. Pursuant to Chilean mining law the grant of mining concessions provides the holder with the rights to the mineral substances within a concession but not the surface rights. Concession holders are initially granted exploration concessions having a two-year term and are required to pay annual taxes to keep the concession in good standing. Subject to being able to apply to have one-half of an exploration concession renewed for a further two years an exploration concession holder must, prior to the end of the initial two year term, apply to convert the exploration concession to an exploitation concession and as part of such process cause the concession to be surveyed. Exploration concessions and exploitation concessions are subject to forfeiture in the event the holder fails to pay annual taxes. Rockwell has received a legal opinion from Chilean legal counsel confirming that Ricardo has good title to the Ricardo Property.

Chile – Economic and Political Climate

The following discussion represents management’s understanding based on discussions with its personnel and consultants in Chile. In 1989 Chile completed the transition from a military government to democracy with Christian Democrat Party leader Patricio Alwyn taking office as President in March 1990 after winning a majority in nationwide elections held in December 1989. A second democratic election held in December 1993 resulted in the government led by President Eduardo Frei. In March 2000, Ricardo Lagos was elected as President of Chile.

Mining has historically been a significant factor in the Chilean economy. Given the history of mining in the Country, management believes that Chile has the infrastructure and trained personnel required for modern mining operations.

Management believes that the labor situation in Chile is currently relatively stable, with a low incidence of strike action, particularly in the private sector.

There are currently no significant restrictions on the repatriation from Chile of earnings to foreign entities. Foreign entities have the right to repatriate from Chile their earnings after payment of all Chilean tax, including a tax on the amount of earnings distributed to foreign persons by way of a dividend. Chile does not currently have a tax treaty with the United States.

There can be no assurance that the current economic and political stability in Chile will continue throughout the period in which Rockwell is looking to explore the Ricardo Property or that government regulations will not be changed in a way that will adversely affect the Company’s operations in the country.

Previous Work, Geological Report

The Ricardo Property is the subject matter of a review report prepared by G. Arthur Barber of 5800 Morning Glory Lane, Littleton, Colorado 80123-2708 (the “Barber Report”) dated October 1997. Mr. Barber is an independent geologist. The descriptions, which follow in this section concerning the Ricardo property, have been extracted from the Barber Report that is not appended hereto but is available upon request made to Rockwell.

Location and Access

The Ricardo mineral property is located immediately south of the City of Calama, Chile at elevations of 2,400 to 2,600 m. The area is accessed by Highway 25 from the port city of Antofagasta, located 205 km to the southwest.

Minera Ricardo Resources Inc. S.A., is a privately held Chilean exploration-stage company that controls exploration and exploitation concessions covering an area of approximately 16,400 hectares (63 square miles).

The Corporación Nacional del Cobre de Chile ("Codelco"), the Chilean national copper company, is currently erecting housing and other infrastructure, as part of a relocation of its workers for its Chuquicamata project, in certain areas of the Ricardo Property. The Company believes this construction usurps the Company's constitutional mining rights. Accordingly, in order to preserve access to its mineral concessions, in November 2002 the Company applied for several easements on its Ricardo Property, and an injunction to prevent Codelco from further developing its construction project over the Company's mining rights. These matters are before the law courts of Chile.

Exploration Programs to Date

In 1988 Dr. Richard C. Baker and Jay E. Fuller acquired control of the Ricardo Property and a series of geological and geophysical programs, including limited drilling, were subsequently carried out on the property.

In July-December, 1991, Codelco drilled 10 vertical rotary holes and one vertical diamond drill hole in the western portion of the Ricardo concession area. Total depths of the 11 drill holes ranged from 167 to 606 m. Five of the holes of the program failed to penetrate bedrock. Spot core and rotary hole samples of alluvial material contained erratic anomalous copper and zinc values.

The six holes that reportedly drilled into bedrock at depths of 202 to 463 m encountered biotite schist, dacitic tuffs and breccias, and andesites. Summaries of geologic logs report abundant pyrite and traces of chalcopyrite (copper sulphide) within the biotite schist in the bottom 80 m of RRD-2, and spotty weak copper and zinc values in volcanic units in other drill holes. RRD-10 contained “intense propylitic alteration (change to mineral assemblage including calcite, pyrite and iron oxides)” of andesite and dacite lavas and tuffs and some pyrite in the bottom 202 m of its 404 m total depth. It was concluded that the hole had possibly penetrated an outer alteration/mineralization zone.

In February 1992, Codelco terminated its agreement with Ricardo.

Freeport McMoRan Copper Company (“Freeport”) executed an Option to Purchase Agreement with Ricardo in 1992 and commenced a drilling program in early 1993. During the period January 1993 through May 1994, a total of 5,095 m were drilled in one diamond core and 13 rotary holes with spot coring. All holes were located to the east of the Dona Inez and Codelco drill sites. This area was selected to test Freeport’s concept of mineralized deposits being offset to the northeast by right-lateral faults subsequent to left-lateral movement along the West Fissure. Copper mineralization observed in northeast-trending fault zones was considered further evidence of post-mineral movement along these structures.

Six of the 11 Freeport holes that may have been drilled to bedrock encountered steep fault zones at their bottoms. Two of the other five holes were logged as having drilled into barren bedrock. All holes penetrated variable thicknesses of alluvium commonly underlain by conglomerates. Bedrock was logged as rhyolite tuff, altered granite, aplite porphyry, coarse-grained porphyry, and biotite schist (a metamorphic rocks with an appreciable amount of dark mica). Subsequent studies conclude that a series of post-mineral volcanic units may exist within and under the gravels, and that reported “bedrock” may actually be one or more of the late volcanics.

A number of Freeport drill hole samples contained anomalous copper and zinc values. These occurred in samples of rhyolite tuff, aplite porphyry, granite and altered porphyry and, in rare instances, overlying conglomerate fragments.

Detailed descriptions of Freeport drill hole RF-6 refers to bedrock as consisting of “leached capping” composed of “sheared, oxidized and leached, intensely altered, coarse-grained porphyry” as evidenced by rotary hole cuttings commencing at 138 m and continuing to about 428 m. This is an impressive thickness of alteration, although the fragments may be extraneous material within a thick section of fault gouge penetrated by the drill hole. If the cuttings are truly representative of bedrock, the area obviously warrants additional drilling. It is also significant that the relatively shallow bedrock surface in RF-6 (138m) may indicate a buried topographic high related to a leached, and possibly mineralized, porphyry body.

Freeport contracted two geophysical studies in 1993 including compilation of a composite gravity map. The gravity study report describes a major graben structure (a depressed elongate block bounded by faults) striking northwest-southeast immediately north of the Ricardo mineral holdings. The southeast margin of the buried graben reportedly consists of “an extremely complex structural pattern.” This interpretation also postulated “two, possibly three, ridge-like horsts (an uplifted elongate block bounded by faults) extending north towards the deep basin” from the Ricardo property area. These may refer to topographic highs represented by the shallower bedrock assumed to have been penetrated in Freeport drill holes.

Gravity, magnetic and very low frequency-electromagnetic (VLF-EM) geophysical surveys conducted on the property in July, 1993 were designed to delineate structural trends and to identify areas of shallow bedrock occurrences on the Ricardo property. The summary report concludes that the surveys indicate:

  A structurally complex region
  Triangular-shaped area representing shallow (within 150 m) bedrock
  Variety of buried rock types

In 1995, owners of the property negotiated an exploration agreement with International Nickel Company Limited (“INCO”) who drilled a total of 12 holes in two stages during its evaluation.

The first six holes drilled by INCO consisted of four, reverse-circulation rotary drill holes targeting gravity highs to the southwest, and two holes in the area drilled by Freeport in the eastern portion of the property. The holes ranged in depth from 268 to 448 m. The two holes in the area previously drilled by Freeport reportedly contained “pyrite and tourmaline-bearing vein fragments”, and one hole to the southwest cut “tourmaline (dark colored prismatic mafic mineral)-sericite (white mica) assemblages”. It is assumed that these mineral occurrences were in fragments from alluvium or conglomerate since none of the holes penetrated bedrock.

The second phase of the INCO drilling program also consisted of six holes, five angled and one vertical combinations of rotary drilling above bedrock and claystone/limestone sediments, and coring below. All six were drilled approximately two to three km east of Calama to test “irregular areas of high resistivity”. Four of the holes penetrated faulted andesitic volcanics, one hole intersected a short section of monzonite, and the sixth hole encountered clay-altered granite cut by quartz veins. A sample of the upper portion of the granite section contained a “high molybdenum/copper ratio”.

INCO contracted induced polarization (“IP”) and continuous magnetotelluric surveys to be conducted on the Ricardo property during the term of its exploration agreement. The IP survey, consisting of 16.2 line km, encountered difficulties with highly conductive overburden and caliche (gravel, soil and alluvium cemented with sodium salts). However, the contractor concluded that the survey successfully:

  located the West Fissure zone in all survey models
  distinguished between false anomalies caused by gravels from true anomalies identified areas of underlying dacitic tuffs
  correlated a phase anomaly with pyrite/Chalcopyrite penetrated in a drill hole detected “a very interesting IP anomaly” in the south-central portion of the property at a depth of 300 to 600 m

The caliche cover also complicated a continuous magnetotelluric survey, consisting of 59.1 line km and carried out over the area east-southeast of Calama. However, the contractor concluded that the survey successfully determined the thickness of the gravels and detected extensions of the West Fissure.

INCO did not follow up any of the encouraging geophysical results with drilling as it terminated the agreement with Ricardo in 1996.

Drill hole cuttings and cores produced during the four exploration programs are stored for review and sampling at a warehouse facility in Calama. A number of sample pulps have been retained and are available for check assaying.

Conclusions

The following conclusions are reached in the Barber Report based on data, references, and discussions with parties involved in the evaluation of the Ricardo property:

  The scientific merit of the basic geologic concept upon which exploration has been performed on the Ricardo property to date continues to be sound and justifies further evaluation.

  Drilling conducted by Dona Inez, Codelco, Freeport, and INCO provided limited exploration data due to difficulties in penetrating alluvium, conglomerate, and fault zones; sample recovery was overall poor, some cuttings were contaminated with fragments from upper portions of holes, and few bedrock cores were obtained.

  A number of the 48 holes were stopped prior to providing maximum downhole information because of drilling difficulties, assumed penetration of bedrock, or arbitrary decisions to cease drilling. Failure to recognize the possibility that material recovered from a hole was from alluvial boulders rather than from bedrock may have resulted in incorrect conclusions regarding depth to and nature of bedrock.

  Exploration targets on the Ricardo mineral holdings will continue to be elusive and possibly deep due to thickness of post-mineral cover and the structural complexity of the region; discovery and delineation of an economic mineralized body will require vertical and angle drilling including extensive coring to obtain rock specimens and sample material; future programs should be prepared to drill holes to depths of over 1000 m which exceeds the depth of any holes to date.

  INCO terminated its agreement on the property prior to investigating anomalies generated by geophysical surveys; untested anomalies should be further defined as data from the gravity, induced polarization, and magnetic surveys may identify attractive targets justifying drilling.

Recommended Work Program

The Barber Report recommends a first phase of a continued evaluation of the Ricardo property consisting of the following pre-drilling activities at the noted estimated costs:

Additional geologic mapping, relogging and resampling
of drill hole cuttings and cores, age dating of rock
units to refine geologic interpretations	U.S.$ 90,000

Review and reinterpret existing geophysical survey
data, particularly anomalous readings	20,000

Contract additional airborne and/or ground geophysical
surveys to confirm subsurface structural interpretations
and detect mineral concentrations	40,000

Establish enzyme leach sample grid, collect samples
from alluvial areas to detect buried oxidizing
sulfide-bearing bodies	50,000

Analyze data accumulated from geologic, geophysical,
and geochemical studies	20,000

Total Pre-Drilling Expense	U.S.$ 220,000

In February 2000, the Company entered into a letter of intent (the “Letter of Intent”) for an option to purchase agreement (the “Option to Purchase Agreement”) on its Ricardo Property with Empresa Minera de Mantos Blancos S.A. (“Mantos Blancos”), a subsidiary of Anglo-American PLC, and Ricardo, a wholly owned subsidiary of Rockwell Ventures Inc. The Letter of Intent was superseded by a formal Option to Purchase Agreement dated March 8, 2000 (the “Option to Purchase Agreement”). The terms of the Option to Purchase Agreement called for Mantos Blancos to pay up to US$7 million over a five year period and a 1.5% NSR if the property was put into production. In addition, up to US$5 million had to be spent by Mantos Blancos during the five-year period on exploration and property development. Mantos Blancos also agreed to pay all sustaining fees and taxes related to the Ricardo Property starting in March 2000, and for the duration of the Option to Purchase Agreement, subject to a 90-day termination clause.

Although the Barber Report provided certain recommendations for activities to be carried out in respect to the Ricardo Property, when Mantos Blancos had an option on the Ricardo Property their technical personnel had their own opinions as to how to best proceed with exploration of the Ricardo Property. Consequently, the work program by Barber has not been fully completed.

In July 2000, Mantos Blancos terminated its Option to Purchase Agreement on the Ricardo Property after having completed a 16-drill hole program on a small section of the Property to depths of up to 250 m.

The Company has been maintaining the Ricardo Property in good standing and is continuing to seek another joint venture partner.

ITEM 5     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

In management's opinion, given that the nature of Rockwell's business consists of the exploration of properties, meaningful financial information consists primarily of Rockwell's liquidity and solvency. The results of operations are primarily measured by the extent and quality of mineralization discovered, compared with the costs of achieving such discoveries. Estimates of the value of the mineralization discovered on Rockwell’s properties are not contained in Rockwell’s financial statements. The amount of Rockwell’s administrative expenditures is generally related to the level of financing and exploration activities, which in turn, are usually the product of Rockwell’s recent exploration successes or failures, as well as the general economic conditions relating to the availability of funding for exploration-stage companies.

Rockwell's sources of capital are primarily comprised of individual investors and exploration investment groups. There can be no assurance that Rockwell's future capital requirements can be met in the long term. Rockwell's access to capital sources is dependant upon general financial market conditions, especially those that pertain to venture capital situations such as mineral exploration.

The financing of exploration stage mining ventures has become more difficult as the metal markets have weakened. There can be no assurance that adequate financing will be obtained on a timely basis or at all. Failure to obtain adequate financing could result in significant delays of exploration programs and a substantial curtailment of operations, as Rockwell's cash resources are currently not sufficient to continue operations at current levels, although administrative expenses have been reduced.

Operating Results – Fiscal 2003 Compared with Fiscal 2002

The Company’s operating loss for the year is $854,308, as compared to $1,753,364 in fiscal 2002. Expenses for the year totaled $848,012, a decrease from the $1,785,321 the Company spent in fiscal 2002 when exploration activities were underway for most of the year at the Haut Plateau property, located in Quebec, Canada.

The main expenditures in fiscal 2003 were on exploration and salaries and benefits. Both of these decreased from the previous year. Two areas where expenditures increased were shareholder communications (2003 - $55,519; 2002 - $32,013) and conference and travel (2003 - $34,125; 2002 - $33,883), associated with shareholder communication efforts on the Haut Plateau property early in the fiscal year, and travel to Chile to deal with legal and operational issues related to the Ricardo property.

Of the fiscal 2003 exploration expenditures, $220,340 was spent on the Haut Plateau property and $261,916 was spent on the Ricardo property. Exploration costs for the Ricardo Property were for property fees ($115,987) and site expenses, mainly related to maintaining the office in Chile and legal fees related to easement applications and other legal issues (site activities to date - $180,074). During the third quarter, the Company received a $40,104 payment related to a right-of-way, which was recorded as income on the schedule of exploration expenses (note 7). The costs at Haut Plateau were mainly geological wages ($139,440) for technical staff for ongoing supervision and communication with Falconbridge regarding the project over the course of the 2002 calendar year, but which was billed by HDI in the fourth quarter.

Related Party Transactions – Fiscal 2003

Hunter Dickinson Inc. (“HDI”) of Vancouver, British Columbia carries out geological, corporate development, investor services, administrative and management activities, and incurs third party expenses on behalf of the Company on a full cost-recovery basis. In fiscal 2003, Rockwell paid HDI $392,378, as compared to $490,291 in fiscal 2002. During the same period, Rockwell reimbursed Hunter Dickinson Group Inc. $19,375, as compared to $175,250 in fiscal 2002. The Company currently has accounts payable to HDI of $244,914.

Euro-American Capital Corp., a company controlled by a director of the Company, provided management and advisory services to the Company amounting to $43,727 during the fiscal year as compared to $25,352 in fiscal 2002. Also in fiscal 2003, Gordon J. Fretwell Law Corporation, a private company controlled by a director of the Company, provided legal services to the Company amounting to $7,026, as compared to $46,379 in the previous year.

Operating Results – Fiscal 2002 Compared with Fiscal 2001

During the year ended May 31, 2002, Rockwell changed its method of accounting for mineral property exploration costs from deferred expenditures, pending a decision as to the commercial viability of a property, to expense such costs until the completion of a feasibility study. This change has been applied retroactively with restatement of all prior years presented.

Rockwell’s operating loss for the 2002 fiscal year is $1,753,364 compared to a loss of $4,134,142 in fiscal 2001.

Overall expenses for the 2002 fiscal year decreased from fiscal 2001; $1,785,321 was spent in fiscal 2002 compared to $4,087,596 in fiscal 2001. The difference is mainly attributable to lower exploration costs over the year (2002 - $1,221,271; 2001 - $3,117,512). The main administrative expenditures for the year were office and administration (2002 – $345,643; 2001 – $517,938) and legal and audit (2002 – $131,407; 2001 – $275,016).

Of the exploration expenditures in fiscal 2002, $902,291 was spent on the Haut Plateau property, $244,852 on the Ricardo property and $74,128 on the Pedra Branca property. Rockwell carried out exploration on Pedra Branca, located in Brazil, in fiscal 2001 but has since relinquished its option on the Property. The fiscal 2002 costs were to finalize the exploration program (assays and analyses, geological, travel), and to shut down the field office in Brazil (site activities – $47,914).

Exploration costs for the Ricardo Property were for site expenses, mainly related to maintaining the office in Chile (site activities - $104,439), taxes and property maintenance costs (property fees/assessments - $110,066) and making preparations to conduct geophysical surveys and test drilling for water on the property (engineering - $23,502).

Expenditures on the Haut Plateau Property have mainly been for drilling ($292,046) and geological wages ($304,734). In March and April, 1,771 m of drilling were completed, in seven new holes and an extension to one hole drilled in 2001. In addition, an airborne geophysical survey was flown in May 2002. The geological are for planning and supervising the drilling program, logging the core on site, writing technical reports, and for ongoing discussions on geophysical survey. Analytical costs of $36,137 were incurred for samples from the drilling program. Helicopters were used to transport personnel to and from site, and to move the drill from the staging point on the access road and between drill sites, at a cost of $97,783. Travel expenditures ($24,724) are associated with completion of a site visit for the independent technical report in the second quarter, and travel costs for personnel involved in the drilling program. Site activities costs ($34,437) are associated with ploughing of access roads and preparations at site for the drill program. Property fees and assessments ($76,367) include costs to acquire additional claims, and to prepare and file assessment reports.

Operating Results – Fiscal 2001 Compared with Fiscal 2000

Rockwell capitalizes and defers costs related to its mineral properties until they are placed either into production, sold or abandoned. Costs of a periodic or administrative nature are expensed as incurred and determine the amount of the net loss per share.

Rockwell’s operating loss for the year ended May 31, 2001 is $4,338,075. This is an increase from the two previous years, and is due to expenditures on exploration programs at the Pedra Branca property in Brazil. Rockwell spent an aggregate of $3,061,404 on exploration at Pedra Branca, which has been expensed as a result of the decisions to relinquish the existing option on the property.

Office, administration and support staff ($517,938 – 2001; $86,096 – 2000) and Legal, Accounting and Audit ($275,016 – 2001; $130,830 – 2000) costs increased due to property acquisition, raising capital and accounting activities for the Pedra Branca property. Travel and Conference costs also increased ($116,460 – 2001; $20,280 – 2000), and were mainly related to a visit to the Pedra Branca site by investment analysts in late 2000.

Exploration expenses of $2,968,619 were incurred during the year ending May 31, 2001, compared to $475,097 spent in the previous year. Of this total, $2,749,844 was spent on the Pedra Branca property (2000 - $311,560) and $218,775 on the Ricardo Property (2000 – $163,537).

Exploration expenses for Ricardo for the year were mainly related to geological work (2001 $129,753; 2000 – $44,541), for monitoring and assessing results from the exploration program by Mantos, and to monitoring and paying property fees and assessments (2001 - $76,220; 2000 - $23,696).

The highest exploration expenditure for Pedra Branca was geological wages (2001 - $1,264,841; 2000 - $170,615) for planning, executing and reporting on geological mapping, geochemical sampling and drilling programs. Associated with this, there were expenditures on assays and analyses (2001 - $331,760; 2000 - $11,759) of soil and rock geochemical samples and drill core samples, and on site activities (2001 - $325,875; 2000 - $67,936) for camp support and drill site preparation.

Exploration expenses for the Pedra Branca property decreased in the fourth quarter to $1,045,226 from $1,131,983 in the previous quarter. The decrease in geological costs from $605,211 to $358,239 in the quarter, partially offset by increases in drilling and assays and analyses expenses, accounts for the difference between the two quarters, and reflects the end of the field exploration program.

B.    Liquidity and Capital Resources

Overview

Historically, Rockwell’s sole source of funding was the sale of equity securities for cash primarily through private placements to sophisticated investors and institutions. Rockwell has issued common share capital in the past three years pursuant to private placement financings. Rockwell has no assurance of continued access to significant equity funding.

Fiscal 2003 Compared with Fiscal 2002

At May 31, 2003, Rockwell had a working capital deficiency of $134,247, as compared to a positive working capital position of $77,155 at the end of the previous quarter. The Company had 55,199,275 common shares issued and outstanding at the end of the third quarter of fiscal 2003. At the Company’s annual general meeting held in November 2002, shareholder approved an increase in the authorized share capital from 100,000,000 to 200,000,000 common shares without par value.

One of the Company’s current assets is a $70,000 reclamation deposit that is held in trust, pursuant to an agreement with Falconbridge Limited (“Falconbridge”) on the Haut Plateau property. The Company terminated its option on the Haut Plateau property during the second quarter of fiscal 2003, and commenced the process to have the deposit released. Subsequent to the year-end, on June 11, 2003, this deposit was returned to the Company.

At May 31, 2003, the Company is committed to incur, on a best-efforts basis, $196,721 in qualifying Canadian exploration expenditures pursuant to a flow-through private equity placement.

Management estimates that approximately $600,000 will be needed to maintain its corporate status and assets over the ensuing 12-month period, excluding property activities. Management recognizes that Rockwell must generate additional resources for Rockwell’s operations and exploration activities to continue. If the Company is not successful in obtaining such financing, it will need to curtail its operations.

The Company will endeavor to negotiate a funding arrangement, in the form of an equity purchase, joint venture, loan or some combination thereof, which may be supplemented by a public or private share offering to existing or new shareholders. There can be no certainty as to the outcome of this arrangement.

Fiscal 2002 Compared with Fiscal 2001

In January 2002, Rockwell completed a private placement financing of 6,398,000 flow-through units, each flow-through unit consisting of one flow-through common share and one non flow-through share purchase unit. Each unit enables the purchaser to purchase one common share at $0.16 until January 4, 2003. Rockwell also placed 147,500 non flow-through units at $0.16 per unit, each with a share purchase warrant exercisable into a common share at $0.16 until July 4, 2003. The shares issued on the financing and pursuant to exercise of the warrant were subject to a hold period until May 4, 2002. Proceeds of the financing net of costs were $979,407.

The Haut Plateau option was acquired under a mineral properties transfer agreement (“MPTA”), as part of a properties reorganization with Amarc Resources Ltd. and Hunter Dickinson Group Inc. announced on November 27, 2001 and completed December 31, 2001. Pursuant to the MPTA, Rockwell will have the right to operate and, at its option, acquire a 60% participating joint venture interest in the Haut Plateau property by incurring $10 million in staged exploration expenditures by April 30, 2006. The first $1 million of expenditures is to be expended by April 30, 2002. Upon Rockwell earning a 60% interest, a joint venture will be formed with each party paying its proportionate share of exploration expenses. Falconbridge has a back-in right to convert its 40% interest to a 60% interest by completing and funding a positive bankable feasibility study and arranging the debt financing and requisite completion guarantees for development of a mine. In accordance with the property reorganization agreement, Rockwell received the first tranche of share purchase warrants from Amarc in the third quarter, exercisable until December 31, 2003 at $1.00 per share. The shares issued on exercise of the warrants were subject to a hold period to May 1, 2002.

In April 2002, Rockwell completed a private placement financing issuing 3,843,750 shares. The financing included 1,343,750 flow-through and 2,500,000 non flow-through units at a price of $0.16 per Unit. Each Unit comprises one common share and one share purchase warrant exerciseable to purchase one additional share at a price of $0.16, for an additional eighteen month period for the non flow-through units and a twelve month period for the flow-through units from the date of issuance. The flow-through unit consists of one flow-through common share and one non flow-through warrant. The financing was subject to placement fees in accordance with TSX Venture Exchange policies, and raised $550,117 net of all costs.

In fiscal 2002, Rockwell completed two private placement financings for total net proceeds of $1,529,524. These net proceeds, plus working capital on hand, were planned for exploration programs at the Haut Plateau property and support costs. Most exploration costs were incurred in the fourth quarter, including drilling in March and April, and geophysics in May 2002. The planned costs and actual expenditures are tabulated below:

Financings and Expenditures

	Proposed	Actual
Haut Plateau Exploration – 4,600 m drilling & geophysics	900,000	902,291
Administrative expenses for one year	600,000	564,050
Reserved for Working Capital	300,000	318,980
Total use of funds	$1,800,000	$1,785,321

Additional expenditures, totalling $318,980, were incurred on the Ricardo, Chile and Pedra Branca, Brazil properties leading to a reduction in working capital.

At May 31, 2002, the Company had working capital of $494,102, as compared to $787,942 at the end of fiscal 2001. Also at the end of fiscal 2002, there were 54,162,150 outstanding common shares.

Subsequent to the end of fiscal 2002, in August 2002, Rockwell received regulatory approval and completed a private placement financing by issuing 1,037,125 Units with net proceeds of $190,815; each Unit comprised one common share and a 16-month share purchase warrant. The price of each Unit is $0.20 and the exercise price of each warrant is $0.22. The warrant term is subject to an accelerated expiry of 45 days in the event that Rockwell’s common shares trade at $0.33 for at least ten consecutive trading days, before the 16-month expiry date but after the four-month hold period applicable to the Units under Canadian Securities resale rules.

Rockwell estimates the cost of maintaining its corporate administrative activities at approximately $50,000 per month. Accordingly, approximately $1.2 million will be needed to maintain its corporate status and assets over the ensuing two-year period excluding property activities. Management recognizes that the Company must generate additional resources for the Company’s operations and exploration activities to continue. If the Company is not successful in obtaining such financing, it will be required to curtail operations.

Fiscal 2001 Compared with Fiscal 2000

At May 31, 2001, Rockwell had a working capital position of $787,942 and 43,772,900 outstanding shares.

In early January 2001, a $2,925,000 private placement financing was completed for Rockwell. Private investors and accredited institutions purchased an aggregate of 4,500,000 Units at $0.65 per Unit. Each Unit consists of one common share and one-half share purchase warrant, both subject to a four-month hold period. One full warrant is exercisable, for 16 months, at $0.65 into a common share. The warrants are subject to a 30-day accelerated expiry if, after the hold period, Rockwell shares have a closing price on the Exchange of $1.30 or more per share over a 10-day period. Commissions and expenses paid for the private placement included cash costs for $189,122 and a finance fee for 19,231 common shares (market value - $12,500).

In February 2001, Rockwell entered into a financing agreement with Haywood Securities Inc. (“Haywood”) to raise $1 million by way of a 1.33 million unit private placement on a best efforts basis. On March 6, 2001 Rockwell announced that the financing had been amended and increased to $1,248,525. A financing fee for $24,300 was paid for this placement and there was a brokerage commission of 63,600 shares valued at $47,700. Of the total amended amount, Haywood brokered $795,000 and $453,525 was non-brokered. Each unit was priced at $0.75, and consisted of one common share and one share purchase warrant exercisable at $0.80 into a common share for two years. If after the four-month hold period, Rockwell common shares have a closing price of $1.60 per share or more on the TSX Venture Exchange over any 10-day period, then the warrants will be subject to an accelerated expiry period over the next 30-day period.

On February 5, 2001, Rockwell commenced trading on the NASD Over-the-Counter Bulletin Board (OTCBB). Rockwell trades on the TSX Venture Exchange and the OTCBB.

Financial Instruments

Rockwell financed its activities from 2000 through 2002 primarily through the issuance of equity shares through private and public distributions. Rockwell keeps its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals.

C.    Research Expenditures

Not applicable.

D.    Trend Information

As a natural resource exploration company, Rockwell’s activities are more cyclical as metals prices have traditionally been cyclical in nature. Due to the economic slowdown in the United States and elsewhere in 2001, and continuing economic uncertainty, copper prices averaged about US$0.72 per pound for the year. Analysts forecast that prices would increase as economic conditions recovered in mid 2002; however, improvements began early in the year but flattened in late July. As a result in late August, Macquarie Bank Metals and Mining Research (“Macquarie”) adjusted their forecasted average price for 2002 to US$0.71 per pound, however, still expect significant improvements in the copper market in 2003.

Copper prices have increased in 2003, and copper has been trading at over US$0.80/oz since the beginning of September 2003. Copper prices are expected to continue to increase in 2004 as economic conditions improve.

ITEM 6     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

Shares
Beneficially
	Period a Director of	Owned or
Name, Position and Place of Residence	the Company	Controlled(1)

Rene G. Carrier	since April 1993	1,333,439(3)
North Vancouver, British Columbia, Canada
Director

Scott D. Cousens	since November 2000	3,221,711
Vancouver, British Columbia, Canada
Director

Robert A. Dickinson	since November 2000
Lions Bay, British Columbia, Canada		3,016,640(2)
Chairman of the Board and Director

Gordon J. Fretwell	since March 1998	Nil
West Vancouver, British Columbia, Canada
Secretary and Director

Jeffrey R. Mason	since November 2000	2,197,043
Vancouver, British Columbia, Canada
Chief Financial Officer and Director

Douglas B. Silver	since March 1998	Nil
Littleton, Colorado, U.S.A.
Director

Ronald W. Thiessen	since November 2000	979,200
West Vancouver, British Columbia, Canada
President, Chief Executive Officer and Director

10,748,033

Notes:
(1)	The information as to shares beneficially owned or controlled has been furnished by insiders and is as of September 30, 2003.
(2)	1,003,640 of these shares are held by United Mineral Services, a private company that is wholly owned by Mr. Dickinson.
(3)	1,307,524 of these shares are held by Euro American Capital Corporation, a private company that is wholly owned by Mr. Carrier.

Principal Occupation of Current Management of Rockwell

RENE G. CARRIER – Director

Rene G. Carrier is a past Vice-President of Pacific International Securities Inc. where he worked for ten years until 1991. Since that time he has been President of Euro-American Capital Corporation, a private company, which specializes in restructuring and raising venture capital funds for junior companies.

Mr. Carrier is, or was within the past years, an officer and/or director of the following public companies: Acrex Ventures Ltd., Director (September 2000 to present); Chartwell Technology Inc., Director (June 1991 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Corporation) Director (February 2001 to present); Quartz Mountain Resources Ltd., Director (January 2000 to present).

SCOTT D. COUSENS - Director

Scott D. Cousens is responsible for corporate communications of the public companies for which Hunter Dickinson Inc. provides services. He also assists with financing initiatives given his background as a broker in the early 1990s.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present); Anooraq Resources Corporation, Director (September 1996 to present); Farallon Resources Ltd., Director (December 1995 to present); Great Basin Gold Ltd., Director (March 1993 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Limited) Director (November 1995 to present); Northern Dynasty Minerals Ltd., Director (June 1996 to present); Taseko Mines Limited, Director (October 1992 to present).

ROBERT A. DICKINSON, B.Sc., M.Sc. – Chairman of the Board and Director

Robert A. Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 34 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Co-Chairman (September 2000 to present), Director (April 1993 to present), President (September 1995 to September 2000), Chief Financial Officer (September 1995 to September 1998), Chief Executive Officer (September 1998 to September 2000); Anooraq Resources Corporation, Co-Chairman (September 2000 to present), Director (November 1990 to present), President (September 1996 to September 2000), Chief Financial Officer (September 1996 to February 1999), CEO (February 1999 to September 2000); Farallon Resources Ltd., Co-Chairman (September 2000 to present), Director (July 1991 to present), Chief Executive Officer (December 1995 to September 2000); Great Basin Gold Ltd., Co-Chairman (September 2000 to present), Director (May 1986 to present), Chief Executive Officer (November 1998 to September 2000), President (May 1986 to September 2000), Chief Financial Officer (May 1986 to June 1998); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Co-Chairman (September 2000 to February 2001), Director (November 1995 to

February 2001), President (November 1995 to September 2000), Chief Financial Officer (November 1995 to June 1998), Chief Executive Officer (June 1998 to September 2000); Northern Dynasty Minerals Ltd., Director (June 1994 to present), Chief Executive Officer (May 1997 to present); Taseko Mines Limited, Co-Chairman (September 2000 to present), Director (January 1991 to present), President (January 1991 to September 2000), Chief Financial Officer (February 1991 to November 1998), Chief Executive Officer (November 1998 to September 2000).

GORDON J. FRETWELL, B.Comm., LL.B. – Corporate Secretary and Director

Gordon J. Fretwell holds a B.Comm. degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past years, an officer and/or director of the following public companies: Bell Resources Corporation, Director and Secretary (September 1998 – present), Copper Ridge Explorations Inc., Director and Secretary (August 1999 – present), International Antarex Metals Ltd., Director (December 2000 – present), Continental Minerals Corporation (formerly Misty Mountain Gold Limited) Director (February 2001 – present), Tri-Alpha Investments Ltd., Director and Secretary (July 2001 – present), Foran Mining Corp., Director (February 1998 – March 2000), Ialta Industries Ltd. (formerly Merit Industries Inc.), Director (October 1999 – February 2000), La Teko Resources Ltd., Director (November 1995 – February 1999), Quartz Mountain Resources Ltd., Director (.January 2003 – present), Pine Valley Mining Corporation, Director (August 2003 – present), Icon Industries Ltd., Officer (December 2000 – present), Grandcru Resources Ltd., Director (December 2002 – present)

JEFFREY R. MASON, CA – Chief Financial Officer and Director

Jeffrey R. Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded (TSX, NASDAQ, TSX Venture) mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies for which Hunter Dickinson Inc. provides services.

Mr. Mason is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Secretary and Director (September 1995 to present), Treasurer (September 1995 to September 1998), Chief Financial Officer (September 1998 to present); Anooraq Resources Corporation, Director (April 1996 to present), Chief Financial Officer (February 1999 to present), Secretary (September 1996 to present), Treasurer (September 1996 to February 1999); Farallon Resources Ltd., Secretary (December 1995 to present), Chief Financial Officer (December 1997 to present), Director (August 1994 to present); Great Basin Gold Ltd., Secretary (February 1994 to present), Treasurer (February 1994 to June 1998), Chief Financial Officer (June 1998 to present), Director (February 1994 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Secretary (November 1995 to

present), Treasurer (May 1997 to June 1998), Chief Financial Officer (June 1998 to present), Director (November 1995 to present); Northern Dynasty Minerals Ltd., Secretary (June 1996 to present), Chief Financial Officer (June 1998 to present), Treasurer (May 1997 to June 1998), Director (June 1996 to present); Taseko Mines Limited, Secretary (March 1994 to present), Treasurer (March 1994 to November 1998), Chief Financial Officer (November 1998 to present), Director (March 1994 to present).

DOUGLAS B. SILVER, M. Sc. Econ. Geo. - Director

Douglas B. Silver is the president of Balfour Holdings Inc. Mr. Silver has had seventeen years of professional experience in the base and precious metals industry and holds a Masters of Science in Economic Geology degree from the University of Arizona. During this period, his work experience has ranged from that of exploration geologist to activities in the areas of corporate business development, capital raising and investor relations. He is based in Englewood, Colorado.

RONALD W. THIESSEN, CA – President, Chief Executive Officer and Director

Ronald W. Thiessen is accredited as a public accountant in Canada. For the past several years, his principal occupation has been to serve as a director and/or officer of several publicly traded mineral exploration companies. Mr. Thiessen is a director of Hunter Dickinson Inc. (see Item 7), a company providing management and administrative services to several publicly traded companies including Rockwell. His principal focus is directing corporate development and financing activities.

Mr. Thiessen is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., CEO and President (September 2000 to present); Director (September 1995 to present); Anooraq Resources Corporation, CEO and President (September 2000 to present), Director (April 1996 to present); Farallon Resources Ltd., CEO and President (September 2000 to present), Director (August 1994 to present); Great Basin Gold Ltd., CEO and President (September 2000 to present), Director (October 1993 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), CEO and President (September 2000 to present), Director (November 1995 to present); Northern Dynasty Minerals Ltd., CEO and President (November 2001 to present), Director (November 1995 to present); Taseko Mines Limited, CEO and President (September 2000 to present), Director (October 1993 to present); Casamiro Resources Corp., President and Director (February 1990 to 2002).

B.    Compensation

During Rockwell’s financial year ended May 31, 2003 the aggregate direct remuneration paid or payable to Rockwell’s directors and senior officers by Rockwell and its subsidiaries, all of whose financial statements are consolidated with those of Rockwell, was $63,094. This figure includes any portion of remuneration received by the named person as an officer or employee of Hunter Dickinson Inc. that is attributable to Rockwell’s affairs. The direct remuneration paid or payable to Company’s directors and senior officers by subsidiaries of Rockwell whose financial statements are not consolidated with those of Rockwell was $nil.

Ronald W. Thiessen, President, Chief Executive Officer and a director of Rockwell is the “Named Executive Officer” of Rockwell for the purposes of the following disclosure.

The compensation paid to the Named Executive Officer during Rockwell’s three most recently completed financial years is as set out below:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Ronald W. Thiessen President, Chief Executive Officer & Director	2003 2002 2001	$10,928 $12,357 $26,636	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

No share options were granted to the Named Executive Officer during the financial year ended May 31, 2003. No options were exercised by the Named Executive Officer during the financial year ended May 31, 2003.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no compensatory plans or arrangements with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s responsibilities following a change in control.

Securities Held By Insiders

As at September 30, 2003 the directors and officers of Rockwell and their affiliates held as a group, directly and indirectly, own or control an aggregate of 10,748,033 common shares (19.5%) and hold nil options and nil warrants to acquire an additional nil common shares. To the knowledge of the directors and officers of Rockwell, as at such date, there were no persons exclusive of directors and officers holding more than 10% of the issued common shares.

C.    Board Practices

All directors were elected at the annual general meeting held in November 2002 and have a term of office expiring at the next annual general meeting of Rockwell to be held in November 2003. The period during which each director has served as a director is disclosed in Item 6(A) herein. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

There are no contracts or arrangements under which directors are compensated or provided benefits upon termination of employment.

Messrs. Rene G. Carrier, Scott D. Cousens and Gordon J. Fretwell are members of Rockwell’s audit committee. The audit committee is selected annually by the directors of Rockwell at the first meeting of the board held after Rockwell’s annual general meeting. Its primary function is to review the financial statements of the company before they are submitted to the board for approval and the audit committee is also available to assist the board if required with matters relating to the appointment of Rockwell’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.

Rockwell has no remuneration or nomination committee.

D.    Employees

At September 30, 2003, Rockwell had no direct employees. Rockwell’s administrative and exploration functions are primarily administered through Hunter Dickinson Inc. and contractors (see Item 7).

E.    Share Ownership

At September 30, 2003, an aggregate of 240,000 common shares have been reserved for issuance pursuant to the following director, executive officer and service provider stock options:

(a)    Incentive Options

	Number of	Exercise
Optionholder	Shares	Price	Expiry Date
Directors and Officers of Rockwell	Nil
Employees and Service Providers	15,000	0.10	May 9, 2005
	30,000	0.10	July 29, 2005
	100,000	0.16	November 21, 2005
	45,000	0.10	December 20, 2004
	50,000	0.16	April 6, 2005
Total	240,000

Incentive stock options may be issued to directors, officers, employees or consultants of Rockwell at the discretion of the board of directors of Rockwell, subject to an aggregate maximum of 10% of the issued capital of Rockwell and provided that no single optionee receives options to purchase that number of shares that is in excess of 5% of the issued capital.

During fiscal 2003, no incentive options were exercised.

ITEM 7     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

Rockwell’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Rockwell does not have knowledge or access to information about of the beneficial owners thereof. To the best of its knowledge, Rockwell is not directly or indirectly owned or controlled by a corporation or foreign government. As of September 30, 2003, Rockwell had authorized 200,000,000 common shares without par value of which 55,199,275 were issued and outstanding.

As of September 30, 2003, the only registered holder of 5% or more of the common shares of Rockwell excluding brokerage clearing houses (the “Major Shareholders”) are as follows:

Name	Shares Held	Percentage
Robert Dickinson	3,016,640	5.5%
Scott Cousens	3,221,711	5.8%
Robert Hunter	2,966,340	5.4%

All of the Major Shareholders acquired their share positions in Rockwell over the last four years. The majority of such shares were acquired pursuant to the purchase, in March 1999, of what was then the controlling block of shares in Rockwell of approximately 22 million common shares, and subsequent private placements and shares issued for loan guarantees.

The Major Shareholders have the same voting rights as other shareholders.

As of September 30, 2003, directors and officers of Rockwell in total (7 persons) owned or controlled an aggregate of 10,748,033 shares (19.5%) of Rockwell, or 10,748,033 shares (19.5%) on a fully diluted basis.

Under the British Columbia Securities Act insiders (generally officers, directors, and holders of 10% or more of the Company's shares) are required to file insider reports of changes in their ownership in the first ten days of the month following a trade in Amarc’s securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2 (phone (604) 899-6500) or at the British Columbia Securities Commission web site www.bcsc.bc.ca and at www.sedi.ca

As at September 30, 2003, to the best of the Company's knowledge, the following is the geographic distribution of shareholders. Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

	Number of registered	Number of common
Location	shareholders	shares held	%
Canada	33	51,788,981	93.82
United States	20	847,199	1.54
Other countries	142	2,563,095	4.64

Total	195	55,199,275	100.00

To Rockwell’s knowledge it is not controlled by any one shareholder or group of shareholders and Rockwell is not aware of any proposed event that would result in a control block of shares being created.

B.    Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect Rockwell or its predecessors during the year ended May 31, 2003 except as follows:

(a)

Arrangements with Hunter Dickinson Inc.

Hunter Dickinson Inc. (“HDI”) is a private company with certain directors in common with Rockwell that provides geological, corporate development, administrative and management services to, and incurs third-party costs on behalf of, Rockwell on a full cost recovery basis pursuant to a Geological, Management and Administration Services Agreement dated January 1, 2001. Accordingly, Rockwell has no full time management or employees as certain of these services are provided to it by HDI pursuant to this agreement. However, Rockwell also engages independent third-party contractors for work on specific projects as needs warrant. HDI is owned equally by ten publicly-traded exploration companies (one of which is Rockwell) and is managed by persons the majority of whom are also directors of Rockwell. HDI is one of the largest independent mining exploration groups in North America and as of September 30, 2003, employs or retains on a substantially full-time basis, 17 geoscientists, including six with advanced degrees (of which 8 are P.Geo.’s, 3 are P.Eng.’s and 2 is a Ph.D.s), three licensed professional mining or civil engineers (P.Eng.’s), seven other professionals and 15 administrative staff. It has supervised mineral exploration projects in Canada (British Columbia, the Yukon, Manitoba, Ontario and Qúebec) and internationally in Nevada, Alaska, Mexico, Brazil and South Africa. HDI allocates, based on time records, the cost of personnel input into projects such as the Ricardo Property or the Haut Plateau property. Such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDI staff costs and overhead) for amounts, which are considered by Rockwell management to be at a cost that is competitive with arm’s-length suppliers. The shares of HDI are owned by each of the participating public corporations (including Rockwell) for as long as HDI’s services are being retained by such participating company, however a participant surrenders its single share of HDI at the time of termination of the standard form of services agreement. The agreement can be cancelled and its subsidiaries by either party on 30 days’ notice. In fiscal 2002, Rockwell was invoiced $665,541 for services rendered, and cost incurred with third party suppliers on its behalf, by HDI. Any remuneration paid by Rockwell to executive officers through payments to HDI is included in their remuneration figures disclosed in Item 6.

(b)

Option Assignment Agreement

The Option Assignment Agreement dated June 6, 2001 between Rockwell and HDGI pursuant to which HDGI assigned to Rockwell its rights to earn a 60% participating joint venture interest in the Fox River property. Consideration for the Option Assignment Agreement was the agreement by Rockwell to reimburse costs incurred by HDGI in respect to the Fox River project and the agreement to issue to HDGI the HDGI Warrants. As Amarc has relinquished its option on the Fox River property, these warrants have been terminated.

(c)

Mineral Properties Transfer Agreement

Rockwell has, pursuant to the Mineral Properties Transfer Agreement and regulatory approval, agreed to relinquish its rights to the Fox River property in order to allow HDGI to provide Amarc with the right to earn a 60% interest in the Fox River property, receive up to 1 million share purchase warrants in Amarc, cancel the agreement to issue the HDGI Warrants and in return receive an assignment of HDGI’s right to acquire a 60% interest in the Haut Plateau property. As Amarc has relinquished its option on the Fox River property, these warrants have been terminated.

HDGI, which has an office at Suite 1020 – 800 West Pender Street, Vancouver, B.C., V6C 2V6, is a private company incorporated pursuant to the Canadian Business Corporation Act, owned by seven individuals, which provides merger, acquisition, financing and other corporate services to companies in the exploration business. The seven persons who own HDGI are Robert G. Hunter, Robert A. Dickinson, David Copeland, Jeffrey R. Mason, Scott D. Cousens, Ronald W. Thiessen and David S. Jennings, all of whom reside in the vicinity of Vancouver, B.C.

ITEM 8     FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

See Item 17 Financial Statements.

Legal Proceedings

(a)	Ricardo has commenced legal proceedings against Gasoducto Nor-andino S.A. in Chile claiming US$1.1 million for compensation for a right of way for a gas pipeline situated on the Ricardo Property.
(b)
The Company holds a 100% interest in certain mineral exploration and exploitation concessions totaling approximately 16,400 hectares in the Calama Mining District in Chile. The Corporación Nacional del Cobre de Chile ("Codelco"), the Chilean national copper company, is currently erecting housing and other infrastructure, as part of a relocation of its workers for its Chuquicamata project, in certain areas of the Ricardo Property. The Company believes this construction usurps the Company's constitutional mining rights. Accordingly, in order to preserve access to its mineral concessions, in November 2002 the Company applied for several easements on its Ricardo Property, and an injunction to prevent Codelco from further developing its construction project over the Company's mining rights. These matters are before the law courts of Chile.

Dividend Policy

The Company has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of Rockwell are being retained for exploration of its projects.

B.    Significant Changes

There have been no significant changes to the accompanying financial statements since May 31, 2003.

ITEM 9     THE OFFER AND LISTING

A.    Offer and Listing Details

Trading Markets

	TSX Venture Exchange		OTCBB Exchange
	Canadian Dollars		U.S. Dollars
	High	Low	High	Low
Five most recent financial years
Fiscal 1999	$0.45	$0.08	$0.00	$0.00
Fiscal 2000	$0.85	$0.15	$0.45	$0.27
Fiscal 2001	$0.95	$0.25	$0.62	$0.20
Fiscal 2002	$0.47	$0.12	$0.29	$0.07
Fiscal 2003	$0.22	$0.02	$0.14	$0.01

Two most recent financial years by quarter
Quarter ended August 31, 2001	$0.47	$0.22	$0.29	$0.16
Quarter ended November 30, 2001	$0.25	$0.12	$0.17	$0.08
Quarter ended February 28, 2002	$0.17	$0.13	$0.13	$0.08
Quarter ended May 31, 2002	$0.21	$0.13	$0.14	$0.07
Quarter ended August 31, 2002	$0.22	$0.06	$0.14	$0.05
Quarter ended November 30, 2002	$0.08	$0.03	$0.06	$0.01
Quarter ended February 28, 2003	$0.07	$0.02	$0.06	$0.01
Quarter ended May 31, 2003	$0.06	$0.04	$0.05	$0.03

Latest six months
April 2003	$0.06	$0.05	$0.04	$0.03
May 2003	$0.05	$0.04	$0.04	$0.03
June 2003	$0.05	$0.04	$0.03	$0.03
July 2003	$0.04	$0.04	$0.04	$0.03
August 2003	$0.07	$0.04	$0.05	$0.03
September 2003	$0.11	$0.06	$0.00	$0.00

B.    Plan of Distribution

Not applicable.

C.    Markets

The shares of Rockwell trade in Canada on the TSX Venture Exchange (“TSX Venture”) and are quoted on the National Association of Securities Dealers Over-The-Counter Bulletin Board (“OTCBB”).

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the Issue

Not applicable.

ITEM 10     ADDITIONAL INFORMATION

A.    Share Capital

Not applicable. (This is an Annual Report only.)

B.    Memorandum and Articles of Association

A discussion of the articles and memoranda of Rockwell follows:

Rockwell’s Articles of Incorporation and Memorandum are registered with the British Columbia Registrar of Companies under Corporation No. 354545. A copy of the Articles of Incorporation was filed with Rockwell’s initial registration statement on Form 20-F filed in 2000.

Objects and Purposes

Rockwell’s Articles of Incorporation do not specify objects or purposes. Under British Columbia law, a British Columbia corporation has all the legal powers of a natural person, however corporations may not undertake certain limited business activities such as operating as a trust company or railroad without alterations to its form of articles and specific government consent.

Directors – Powers and Limitations

Rockwell’s articles do not specify a maximum number of directors (the minimum under British Columbia law for a public company is three). The articles specify that the number of directors shall be the number of directors fixed by shareholders annually or the number that are actually elected at a general shareholders meeting. The number of directors is determined annually by shareholders at the annual Shareholders meeting and all directors are elected at that time, there are no staggered directorships. Under the articles the directors are entitled between successive annual general meeting to appoint one or more additional directors but not more than one-third of the number of directors fixed at a shareholders meeting or actually elected at the preceding annual general meeting. Directors automatically retire at the commencement of each annual meeting subject to being re-elected.

Under the articles, a director who is any way directly or indirectly interested in a proposed contract or transaction with Rockwell or who holds any office or possesses any property whereby directly or indirectly a duty might be created which would conflict with his duty or interest as a director shall declare the nature and extent of such interest in such contract or transaction. A director shall not vote in respect of any such contract or transaction if the company in which he is interested and if he should vote his vote shall not be counted but shall be counted in the quorum present at the meeting. Similarly, under the Company Act (British Columbia) (“BCCA”) directors are obligated to abstain from voting on matters in which they may be financially interested after fully disclosing such interest. Directors must abstain in such circumstances both under the articles and under the BCCA.

Directors must be of the age of majority (18), and meet eligibility criteria including not being mentally infirm, an undischarged bankrupt, no fraud related convictions in the previous five years and a majority of directors must be ordinarily resident in Canada. There is no mandatory retirement age either under Rockwell’s articles or under the BCCA.

The directors may from time to time at their discretion authorize the Company to borrow any sum of money for the purposes of the Company and may raise or secure the repayment of that sum in such manner upon such terms and conditions, in all respects, as they think fit, and in particular, and without limiting the generality of the foregoing, by the issue of bonds or debentures, or any mortgage or charge, whether specific or floating, or other security on the undertaking or the whole or any part of the property of the Company, both present and future. Directors need not own any shares of the Company in order to qualify as directors.

Rights and Restrictions attached to Shares

The directors may declare dividends and fix the date of record therefore and the date for payment thereof. No notice need be given of the declaration of any dividend.

Subject to the terms of shares with special rights or restrictions, all dividends shall be declared according to the number of shares held and no dividend shall bear interest against Rockwell.

The directors may direct payment of any dividend wholly or partly by the distribution of specific assets or of paid-up shares, bonds, debentures or other debt obligations of Rockwell, or in any one or more of those ways, and where any difficult arises in regard to the distribution, the directors may settle the same as they think expedient, and in particular may fix the value for distribution of specific assets or of paid-up shares, bonds, debentures or other debt obligations of Rockwell, or in any one or more of those ways, and, where any difficulty arises in regard to the distribution, the directors may settle the same as they think expedient, and in particular may fix the value for distribution of specific assets, and may determine the cash payments shall be made to a member upon the basis of the value so fixed in place of fractional shares, bonds, debentures or other debt obligations in order to adjust the rights of all parties, and may vest any of those specific assets in trustees upon such trusts for the persons entitled as may seem expedient to the directors.

Notwithstanding anything contained in Rockwell’s articles the directors may from time to time capitalize any undistributed surplus on hand of Rockwell and may from time to time issue as fully paid and non-assessable any unissued shares or any bonds, debentures or other debt obligations of Rockwell as a dividend representing such undistributed surplus on hand or any part thereof.

Any dividend, interest or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder, or, in the case of joint holders, to the registered address of that one of the joint holders who is first named on the register or to such person and to such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any dividends, bonuses or other moneys payable in respect of the shares held by them as joint holders.

A transfer of a share shall not pass the right to any dividend declared thereon before the registration of the transfer in the register.

Notwithstanding any other provisions of the articles should any dividend result in any shareholders being entitled to a fractional part of a share of Rockwell, the directors shall have the right to pay such shareholders in place of that fractional share, the cash equivalent thereof calculated on the par value thereof, or in the case of shares without nominal or par value, calculated on the price or consideration for which such shares were or were deemed to be issued, and shall have the further right and complete discretion to carry out such distribution and to adjust the rights of the shareholders with respect thereto on as practical and equitable a basis as possible including the right to arrange through a fiscal agent or otherwise for the sale, consolidation or other disposition of those fractional shares on behalf of those shareholders of Rockwell.

The directors may, before declaring any dividend, set aside out of the profits of Rockwell such sums as they think proper as appropriations from income which shall at the discretion of the directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which the profits of Rockwell may be properly applied, and pending such application may, either be employed in the business of Rockwell or be invested in such investments as the directors in their discretion may from time to time determine.

Changes to Rights of Common Shareholders

Changes to the articles and memorandum of Rockwell a “special resolution” being a resolution passed by not less than 75% of the shares voted in person or by proxy at a duly convened shareholders meeting. Some corporate changes including amalgamation with another company, sale of substantially all of Rockwell’s assets, redomiciling out of the jurisdiction of British Columbia, creation of new classes of shares not only require such 75% approval but generally also give rise to a dissent right which is the right to be paid the fair value of the stockholder’s shares in cash if the required special resolution is actually passed and Rockwell elects to proceed with the matter notwithstanding receipt of dissent notices. A notice of a shareholders meeting at which such an action is intended to be effected must include a prominent notice of the dissent right. Dissent provisions governed by the BCCA and not by the articles of Rockwell.

Shareholders Meetings

Shareholders meetings are only peripherally governed by the articles of Rockwell with most shareholder protections contained in the Securities Act (British Columbia) and the BCCA. The articles provide that Rockwell will hold an annual general meeting, will provide at least 21 days’ notice and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The Securities Act (British Columbia) and the BCCA superimpose requirements that generally provide that shareholders meetings require not less than a 60 day period from initial public notice that Rockwell makes a thorough advanced search of intermediary and brokerage registered shareholdings to ascertain location of beneficial shareholders so that materials can be sent, the form and content of information circulars and proxies and like matters typically governed by such securities legislation. This legislation specifies the disclosure requirements for various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters. Rockwell must hold an annual shareholders meeting within 13 months of the previous annual shareholders meeting and must present audited statements that are no more than 180 days old at that meeting.

Redemption

Subject to the special rights and restrictions attached to any class of shares, Rockwell may, by a resolution of the directors and in compliance with the BCCA, redeem any of its shares that have a right of redemption attached thereto at the price and upon the terms specified in such resolution and where Rockwell purposes to redeem some, but not all, of its shares of a particular class or kind, it shall not be obligated to redeem them pro rata but may redeem them in any manner the directors in their absolute discretion may deem fit.

Rockwell has no redeemable securities authorized or issued.

Pre-emptive Rights

There are no pre-emptive rights applicable to Rockwell which provide a right to any person to participate in offerings of Rockwell’s securities

Liquidation

All common shares of Rockwell participate rateably in any available assets in the event of a winding up or other liquidation.

No Limitation on Foreign Ownership

There are no limitations under Rockwell’s Articles or in the BCCA on the right of persons who are not citizens of Canada to hold or vote common shares. (See also “Exchange Controls” – below.)

Dividends

Dividends may be declared by the Board out of available assets and are paid rateably to holders of common shares. No dividend may be paid if Rockwell is, or would thereby become, insolvent.

Voting Rights

Each Rockwell share is entitled to one vote on matters to which common shares ordinarily vote including the election of directors, appointment of auditors and approval of corporate changes and other matters requiring shareholder approval.

Change in Control

Rockwell has not implemented any shareholders’ rights against possible take-overs. Rockwell does not have any agreements which are triggered by a take-over or other change of control. There are no provisions in its articles triggered by or affected by a change in outstanding shares which gives rise to a change in control.

Share Ownership Reporting

The articles of Rockwell do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to Rockwell’s shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of Rockwell but the British Columbia Securities Act requires disclosure of trading by insiders including holders of 10% of voting shares within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales.

C.    Material Contracts

Rockwell’s material contracts are:

(a)	Geological, Management and Administration Services Agreement between Rockwell and Hunter Dickinson Inc. dated January 1, 2001.
(b)
Letter Agreement between Hunter Dickinson Group Inc. and Altoro Gold Corp. dated February 18, 2000 which was assigned to Rockwell pursuant to an the Altoro Option Assignment Agreement between the Rockwell and Hunter Dickinson Group Inc. dated February 24, 2000, Rockwell acquired an option to earn a 60% participating interest in Altoro’s interest in a group of mineral concessions situated in Ceara State, Brazil known as the Pedra Branca property by making expenditures of US$7 million on the property over a four year period. Rockwell was also required to issue to Altoro 100,000 shares on receipt of regulatory approval for the Letter Option and a further 100,000 shares on each of the subsequent anniversary dates. As discussed in Item 4, in June 2001 Rockwell terminated its interest in the Letter Option and any interest it had in the Pedra Branca property.

D.    Exchange Controls

Rockwell is a Canadian corporation incorporated under the laws of British Columbia. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax. See “Taxation” below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Rockwell on the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of Common Shares. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments. Rockwell does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Rockwell’s relatively small capitalization.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in the Common Shares by a non-Canadian other than a “WTO Investor” (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Rockwell was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Rockwell and the value of the assets of Rockwell, as determined in accordance with the regulations promulgated under the Investment Act, was $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Rockwell. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Rockwell was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Rockwell and the value of the assets of Rockwell, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2000 exceeds Cdn$192 million. A non-Canadian would acquire control of Rockwell for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of Rockwell unless it could be established that, on the acquisition, Rockwell was not controlled in fact by the acquiror through the ownership of the Common Shares.

The foregoing assumes Rockwell will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares would be exempt from the Investment Act, including

(a)	an acquisition of the Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities,
(b)
an acquisition of control of Rockwell in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

(c)
an acquisition of control of Rockwell by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of Rockwell, through the ownership of the Common Shares, remained unchanged.

E.   Taxation

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of Rockwell for a shareholder of Rockwell who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of Rockwell as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in Rockwell is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs & Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not, nor is it intended to provide a detailed analysis of the income tax implications of any particular shareholder’s interest. Investors are advised to obtain independent advice from a shareholder’s own Canadian and U.S. tax advisors with respect to income tax implications pertinent to their particular circumstances.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. Rockwell is responsible for withholding of tax at the source. The Convention limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of Rockwell had increased by reason of the payment of such dividend. Rockwell will furnish additional tax information to shareholders in the event of such a dividend. Interest paid or deemed to be paid on Rockwell’s debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the United States and is exempt from income tax under the laws of the United States.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of common stock of Rockwell is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. The capital gains net of losses included in income are as follows. For gains net of losses realized before February 28, 2000, as to 75%. For gains net of losses realized after February 27, 2000 and before October 18, 2000, as to 66 2/3%. For gains net of losses realized after October 17, 2000, as to 50%. There are special transitional rules to apply capital losses against capital gains that arose in different periods. The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property." Shares of common stock of Rockwell will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of Rockwell belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless

(a)
the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

(b)
the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada, or

(c)	the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

United States Tax Consequences

United States Federal Income Tax Consequences

The following is, in the opinion of Rockwell after consultation with its professional advisors, a discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Rockwell. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see “Taxation – Canadian Federal Income Tax Consequences” above). Accordingly, holders and prospective holders of common shares of Rockwell are urged to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Rockwell, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of Rockwell who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an entity created or organized in or under the laws of the United States or of any political subdivision thereof which has elected to be treated as a corporation for United States federal income tax purposes (under Treasury Regulation Section 301.7701-3), an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of Rockwell. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares of Rockwell

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Rockwell are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Rockwell has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of Rockwell, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of Rockwell generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of Rockwell may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of Rockwell) deduction of the United States source portion of dividends received from Rockwell (unless Rockwell qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below). Rockwell does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on Rockwell’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of Rockwell’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 30.5% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Rockwell may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by Rockwell will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Rockwell should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Rockwell

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of Rockwell equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of Rockwell. Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. In general, gain or loss on the sale of common shares of Rockwell will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of Rockwell’s outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the United States and 60% or more of Rockwell’s gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), Rockwell may be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent Rockwell does not actually distribute such income. Rockwell does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that Rockwell will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of Rockwell’s outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by Code Section 7701(a)(31)), and Rockwell is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that Rockwell may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. Rockwell does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that Rockwell will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the

United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. Rockwell appears to have been a PFIC for the fiscal year ended May 31, 2001, and at least certain prior fiscal years. In addition, Rockwell expects to qualify as a PFIC for the fiscal year ending May 31, 2001 and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of Rockwell is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of Rockwell. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects to treat Rockwell as a qualified electing fund (“QEF”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which Rockwell qualifies as a PFIC on his pro rata share of Rockwell’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder’s taxable year in which (or with which) Rockwell’s taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder’s tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which Rockwell is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a “timely” QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, Rockwell qualified as a PFIC in a prior year during the U.S. Holder’s holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Rockwell is a controlled foreign corporation, the U.S. Holder’s pro rata share of Rockwell’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Rockwell’s first tax year in which Rockwell qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an “Electing U.S. Holder.” A U.S. Holder who holds common shares at any time during a year of Rockwell in which Rockwell is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a “Non-Electing U.S. Holder.” An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Company common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Rockwell’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as “personal interest” that is not deductible.

In order for a U.S. Holder to make (or maintain) a valid QEF election, Rockwell must provide certain information regarding its net capital gains and ordinary earnings and permit its books and records to be examined to verify such information. Rockwell intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to Rockwell. Rockwell urges each U.S. Holder to consult a tax advisor regarding the availability of, and procedure for making, the QEF election.

A QEF election, once made with respect to Rockwell, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and Rockwell ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which Rockwell does not qualify as a PFIC. Therefore, if Rockwell again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which Rockwell qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of Rockwell. Therefore, if such U.S. Holder reacquires an interest in Rockwell, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which Rockwell qualifies as a PFIC.

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Rockwell common shares and (ii) certain “excess distributions,” as defined in Section 1291(b), by Rockwell.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Rockwell common shares and all excess distributions on his Rockwell common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder’s period prior to the first day of the first year of Rockwell (i) which began after December 31, 1986, and (ii) for which Rockwell was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If Rockwell is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Rockwell common shares, then Rockwell will continue to be treated as a PFIC with respect to such Rockwell common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Rockwell common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Rockwell common shares. A U.S. Holder who makes the mark-to-market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of Rockwell as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Rockwell included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the common shares of Rockwell will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Rockwell common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisors regarding the manner of making such an election. No view is expressed regarding whether common shares of Rockwell are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Rockwell common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee’s basis is generally equal to the fair market value of the Electing U.S. Holder’s common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of Rockwell is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to common shares of Rockwell, certain adverse rules may apply in the event that both Rockwell and any foreign corporation in which Rockwell directly or indirectly holds shares is a PFIC (a “lower-tier PFIC”). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. Rockwell intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of Rockwell that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called “indirect disposition” of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by Rockwell (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder’s proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by Rockwell (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from Rockwell and does not dispose of its common shares. Rockwell strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

Certain special, generally adverse, rules will apply with respect to Rockwell common shares while Rockwell is a PFIC unless the U.S. Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Rockwell is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Rockwell (“United States Shareholder”), Rockwell could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of Rockwell which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Rockwell attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. Rockwell does not believe that it currently qualifies as a CFC. However, there can be no assurance that Rockwell will not be considered a CFC for the current or any future taxable year.

F.    Dividends and Paying Agents

Not applicable.

G.    Statement by Experts

Not applicable.

H.    Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of Rockwell, Suite 1020 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6 or on request of Rockwell at 604-684-6365, attention: Shirley Main. Copies of Rockwell’s financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.sedar.com.

I.    Subsidiary Information

Not applicable.

ITEM 11     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)    Transaction Risk and currency Risk Management

Rockwell’s operations do not employ financial instruments or derivatives that are market sensitive and Rockwell does not have financial market risks.

(b)    Exchange Rate Sensitivity

Rockwell has mineral properties located in Chile and as such is not exposed to the effects of exchange rate fluctuations related to the US dollar. Its assets and liabilities are primarily denominated in Canadian dollars and the financial statements are reported in Canadian dollars.

(c)    Interest Rate Risk and Equity Price Risk

Rockwell is equity financed and does not have any debt which would be subject to interest rate change risks.

(d)    Commodity Price Risk

While the value of Rockwell’s mineral properties can always be said to relate to the price of the commodity and the outlook for same, Rockwell does not have any operating mines nor economic ore and hence does not have any hedging or other commodity based risks respecting its operations.

ITEM 12     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.    Debt Securities

Not applicable.

B.    Warrants and Rights

Not applicable. (Rockwell’s warrants are non-transferable and no market exists for them. Rockwell has issued no rights.)

C.    Other Securities

Not applicable.

D.    American Depositary Shares

Not applicable.

PART II

ITEM 13     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15     [RESERVED]

ITEM 16     [RESERVED]

PART III

ITEM 17     FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)	Auditors’ Report on the consolidated financial statements;
(2)	Consolidated balance sheets as at May 31, 2003 and 2002;
(3)	Consolidated statements of operations and deficit for each of the years ended May 31, 2003, 2002 and 2001;
(4)	Consolidated statements of cash flows for the periods referred to in (3) above;
(5)	Notes to the consolidated financial statements;

ITEM 18     FINANCIAL STATEMENTS

NOT APPLICABLE. See Item 17.

ITEM 19     EXHIBITS

The following Exhibits are filed with this Annual Report on Form 20F in the current year:

Exhibit	Description

4.1	Mineral Properties Transfer Agreement among Hunter Dickinson Group Inc., and Rockwell Ventures Inc. and Amarc Resources Ltd.

4.2	Option Assignment Agreement between Hunter Dickinson Group Inc. and Rockwell Ventures Inc.

4.3	Geological, Management and Administration Services Agreement between Hunter Dickinson Inc. and Rockwell Ventures Inc.

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

99.1	Audited financial statements as at May 31, 2003 and 2002 and for the years ended May 31, 2003, 2002, and 2001, and auditor's report thereon.

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROCKWELL VENTURES INC.

Per:

/s/ Jeffrey R. Mason
JEFFREY R. MASON
Director, Chief Financial Officer, and Secretary

DATED:   October 15, 2003