Form 20-F/A
period 2003-05-31
ROCKWELL VENTURES INC
filed 2003-12-04
CIK 1095847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No.1

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

ITEM 18     FINANCIAL STATEMENTS

NOT APPLICABLE. See Item 17.

ITEM 19     EXHIBITS

The following Exhibits are filed with this Annual Report on Form 20F in the current year:

Exhibit	Description

4.1	Mineral Properties Transfer Agreement among Hunter Dickinson Group Inc., and Rockwell Ventures Inc. and Amarc Resources Ltd.

4.2	Option Assignment Agreement between Hunter Dickinson Group Inc. and Rockwell Ventures Inc.

4.3	Geological, Management and Administration Services Agreement between Hunter Dickinson Inc. and Rockwell Ventures Inc.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Audited financial statements as at May 31, 2003 and 2002 and for the years ended May 31, 2003, 2002, and 2001, and auditor's report thereon.

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROCKWELL VENTURES INC.

Per:

/s/ Jeffrey R. Mason
JEFFREY R. MASON
Director, Chief Financial Officer, and Secretary

DATED:    December 1, 2003