Form 20-F
period 2004-05-31
ROCKWELL VENTURES INC
filed 2004-11-30
CIK 1095847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2004 (with other information to November 15, 2004 except where noted)

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

CIK Number 1095847

ROCKWELL VENTURES INC.
(Exact name of Registrant specified in its charter)

ROCKWELL VENTURES INC.
(Translation of Registrant's name into English)

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

Number of outstanding shares of Rockwell's only class of capital stock as at May 31, 2004.
92,825,775 Common Shares Without Par Value

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

NOT APPLICABLE

Currency and Exchange Rates

All monetary amounts contained in this Annual Report are, unless otherwise indicated, expressed in Canadian dollars. On May 31, 2004 the Bank of Canada noon rate for Canadian Dollars was US$1.00:Cdn$ 1.3634 (see Item 3A for further historical Exchange Rate Information).

PART 1

ITEM 1              IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2              OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3              KEY INFORMATION

A.              Selected Financial Data

The following constitutes selected financial data for Rockwell Ventures Inc. (the "Registrant" or "Rockwell") for the last five fiscal years ended May 31, 2004, in Canadian dollars, presented in accordance with Canadian generally accepted accounting principles ("CDN GAAP") and in conformity with United States generally accepted accounting principles ("US GAAP"). See Item 17 for accompanying consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles for further details. Refer to note 17 to the consolidated financial statements included herein for a discussion of the material differences between CDN GAAP and US GAAP and their effect on Rockwell's financial position and results of operations.

In Canadian Dollars,
except per share amounts
Balance Sheet Data (as at)		2004		2003		2002		2001		2000

Total assets (CDN GAAP)		$1,974,188		$197,548		$714,746		$1,125,987		$2,234,728
Total assets (US GAAP)		1,931,981		150,691		675,089		1,079,130		1,081,276
Total liabilities (CDN GAAP)		33,406		256,003		103,787		291,188		192,982
Total liabilities (US GAAP)		33,406		256,003		103,787		291,188		192,982
Share capital (CDN GAAP)		11,647,887		8,697,652		8,512,758		6,983,234		2,949,444
Share capital (US GAAP)		11,647,887		8,697,652		8,512,758		6,983,234		2,949,444
(Deficit) (CDN GAAP)		(10,152,125)		(8,756,107)		(7,901,799)		(6,148,435)		2,014,923
(Deficit) (US GAAP)		(11,255,283)		(9,863,915)		(9,002,407)		(7,050,703)		(2,663,709)
Net assets (deficiency) (CDN GAAP)		1,940,782		(58,455)		610,959		834,799		2,041,746
Net assets (deficiency) (US GAAP)		1,898,575		(105,312)		571,302		787,942		888,294

Statement of Operations Data
(year ended May 31)		2004		2003		2002		2001		2000
Revenues	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Loss for the year(1) (CDN GAAP)		1,396,018		854,308		1,753,364		4,134,142		455,586
Loss for the year(1) (US GAAP)		1,391,368		861,508		1,951,704		4,386,994		903,952

Loss per share (CDN GAAP)		$0.02		$0.02		$0.04		$0.10		$0.03
Loss per share (US GAAP)		$0.02		$0.02		$0.04		$0.11		$0.03
Notes:
(1) Loss from continuing operations and loss for the year are the same for all periods presented.

No cash or other dividends have been declared.

Except as otherwise indicated, all dollar amounts are stated in Canadian dollars, Rockwell's functional and reporting currency. The following tables set out the exchange rates, based on the average of noon rates as reported by the Bank of Canada, for the conversion of Canadian dollars into one United States dollar. The average exchange rates are based on the average of the exchange rates on the last day of the month in such periods. Also included are the high and low exchange rates for each month during the previous six months.

Exchange Rates

	2004	2003	2002	2001	2000

End of Period	1.36	1.37	1.53	1.55	1.52

Average for Period	1.34	1.53	1.57	1.52	1.49

High for Period	1.42	1.60	1.61	1.58	1.54

Low for Period	1.27	1.34	1.51	1.46	1.45

On November 15, 2004 the Bank of Canada noon rate for Canadian Dollars was US$1.00: Cdn$1.2005

B.              Capitalization and Indebtedness

Not applicable

C.              Reasons for the Offer and Use of Proceeds

Not applicable

D.              Risk Factors

Historical Operating Losses and No Assurance of Income

Rockwell is involved in the business of acquiring and exploring properties and it does not own a property which is in production or which produces income for Rockwell nor has mineral reserves or resources that have been identified to date. Rockwell has, to date, no revenue from operations and a history of net losses resulting in an accumulated deficit of over $10.1 million at May 31, 2004. There can be no assurance that Rockwell will be successful in finding an economic ore body and therefore there can be no assurance that Rockwell will ever be able to record income resulting in profit.

No Known Deposit

Rockwell's properties do not contain known reserves or resources, and therefore, any program conducted on its properties would be exploratory in nature. Most exploration projects do not result in the discovery of commercially mineable deposits.

Ongoing Funding will be Needed to Continue Exploration

Rockwell's means of generating funds is through the sale of common shares, and Rockwell will need to continue to find buyers for its treasury shares in order to generate sufficient funds to allow Rockwell to conduct further exploration. If Rockwell cannot fund exploration, its share value will be severely negatively impacted. At May 31, 2004 working capital was approximately $1.9 million.

Any additional equity financing that Rockwell undertakes could be dilutive to existing shareholders, and any debt financing that Rockwell undertakes could involve restrictive covenants with respect to future capital raising activities and other financial and operational matters.

The financing of exploration stage mining ventures has become more difficult as the metal markets have weakened. There can be no assurance that adequate financing could be obtained on a timely basis or at all. Failure to obtain adequate financing could result in significant delays of exploration programs and substantial curtailment of operations, as Rockwell's cash resources are currently not sufficient to continue operations at current levels.

Competitive State of the Mining Industry

The mineral industry is intensely competitive, and Rockwell competes with other companies which have greater resources and are also searching for properties. As a result of this competition, Rockwell may be unable to acquire attractive properties on terms it considers acceptable.

Cyclical Nature of the Mining Industry

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

Mining Operations Generally Involve a High Degree of Risk

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. Rockwell may become subject to liability for pollution, cave-ins or hazards against which it cannot, or it may elect not to, insure. The payment of such liabilities may have a material adverse effect on Rockwell's financial position. Rockwell is not currently covered by liability insurance.

No Guarantee of Title to Rockwell's Properties

Although Rockwell has obtained the usual industry standard title reports with respect to its properties, this should not be construed as a guarantee of title. Properties may be subject to prior unregistered agreements or transfers, or native land claims, and title may be affected by undetected defects. Certain of the claims may be under dispute and resolutions of a dispute may result in the loss of all of such property or a reduction in Rockwell's interest therein.

Surveys have not been Performed on all the Claims

Not all of Rockwell's properties have been surveyed and, accordingly, the precise location of the boundaries of the properties and ownership of mineral rights on specific tracts of land comprising the properties may be in doubt. It is therefore possible that if Rockwell discovers a mineral deposit near the boundary of one of its properties, such mineral deposit may end up being outside the boundary of its property and therefore not owned by Rockwell.

Directors and Officers Serve on the Boards of Other Exploration Companies

Some of the directors and officers are engaged, and will continue to be engaged, in the search for additional business opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with Rockwell. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Company Act (British Columbia). In order to avoid the possible conflict of interest which may arise between the directors' duties to Rockwell and their duties to the other companies on whose boards they serve, the directors and officers of Rockwell have agreed that participation in other business ventures offered to the directors will be allocated between the various companies and on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate; no commissions or other extraordinary consideration will be paid to such directors and officers; and business opportunities formulated by or through the other companies in which the directors and officers are involved will not be offered to Rockwell except on the same or better terms as the basis on which they are offered to third party participants.

Political and Economic Uncertainties of Operating in Foreign Countries

One of Rockwell's material assets is located in Chile, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry and foreign investors. Any changes in regulations or shifts in political conditions are beyond the control of Rockwell and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, repatriation of profits, price controls, export controls, income taxes, expropriations or property, environmental legislation and mine safety.

Absence of Dividends

Rockwell has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.

Regulatory Requirements

Current or future operations of Rockwell, including exploration activities and commencement of production on its properties, require permits from various foreign, federal, state and local governmental authorities. Such operations are and will be governed by laws and regulations relating to environmental requirements, prospecting, mining production, export, taxes, labor standards, occupational safety, and other matters. Companies engaged in the operation of mines and related facilities generally experience increased costs and delays in production as a result of the need to comply with applicable laws, regulations, and permits.

Likely PFIC Status has Consequences for U.S. Investors

Potential investors who are U.S. taxpayers should be aware that Rockwell expects to be a passive foreign investment company ("PFIC") for the current fiscal year, and may also have been a PFIC in prior years, and may also be a PFIC in subsequent years. If Rockwell is a PFIC for any year during a U.S. taxpayer's holding period, then such U.S. taxpayer generally will be required to treat any so-called "excess distribution" received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the shares of Rockwell. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Rockwell's net capital gain and ordinary earnings for any year in which Rockwell is a PFIC, whether or not Rockwell distributes any amounts to its shareholders.

Stock Deemed to be a Penny Stock which may Result in Decreased Liquidity

Because the market price for Rockwell's shares is less than US$5.00, its securities are classified as "penny stock". For transactions involving a penny stock, brokers or dealers are required to approve a previous account for penny stock transactions, which involves obtaining financial information concerning the investor and satisfying themselves that the investor has sufficient knowledge and experience to evaluate the risks associated with penny stock. The broker or dealer must also deliver certain information to investors in penny stock, including disclosure concerning the risks associated with penny stock, and must receive a written agreement from investors prior to the transactions. As a result of the penny stock restrictions, brokers or potential investors may be reluctant to trade in Rockwell's securities, which may result in less liquidity for Rockwell's stock.

Significant Potential Equity Dilution

At November 15, 2004, Rockwell has a significant number of share purchase options (5,260,500) and warrants (36,775,000), which will likely act as an upside damper on the trading range of Rockwell's shares. As a consequence of the passage of time since the date of their original sale and issuance, no shares of Rockwell remain subject to any hold period restrictions in Canada or the United States as of November 15, 2004. The unrestricted resale of outstanding shares from the exercise of dilutive securities may have a depressing effect on the market for Rockwell's shares. Dilutive securities represent approximately 46% of Rockwell's currently issued shares.

ITEM 4              INFORMATION ON THE COMPANY

SUMMARY

A.	History and Development of Rockwell

1.	The legal name of the company, which is the subject of this Annual Report on Form 20-F, is "Rockwell Ventures Inc." (herein "Rockwell", the "Registrant" or the "Company").

2.	Rockwell was incorporated under the Company Act (British Columbia), Canada on November 10, 1988 under the name "Annabel Gold Mines Inc."

3.
The Company changed its name to "Carissa Mining Corporation" on January 24, 1994. On October 26, 1995, the Company changed its name to "Rockwell Ventures Inc.", consolidated its share capital on the basis of five shares to one and subsequently increased its authorized share capital to 200,000,000 Common Shares.

4.	The principal business events of Rockwell's history are:

	(i)	The acquisition of the Ricardo Property, located in the Republic of Chile, through the acquisition of 100% of the issued and outstanding shares of Minera Ricardo Resources Inc. S.A. ("Ricardo").

Ricardo is the owner of 66 exploration and exploitation mining concessions, covering an area of approximately 164 square kilometers, located immediately south of the city of Calama.

	(ii)	The acquisition of the right to acquire a 60% participating interest in a group of mineral concessions situated in Ceará State, Brazil known as the Pedra Branca property.

Rockwell subsequently terminated its option after exploration results were not encouraging enough to continue exploration expenditures. In January 2002, the Company sold its interests in the related holding companies for 120,000 free trading common shares of Geostar Metals Inc.

(iii)
The conditional acquisition of the right, subject to the fulfillment of certain conditions, to acquire an option to earn a 60% participating joint venture interest in the 314,000 hectare Fox River property in Manitoba, Canada from Falconbridge Limited ("Falconbridge").

Rockwell subsequently agreed, after receiving approval from the TSX Venture Exchange (previously known as the Canadian Venture Exchange), to relinquish its right to earn an interest in the Fox River property in order to enable Hunter Dickinson Group Inc. ("HDGI"), a company related by virtue of certain directors in common, to assign its option to the Fox River project, which it held through Precious Exploration Limited Partnership ("PELP") to Amarc Resources Ltd. ("Amarc").

(iv)
The acquisition of a right to acquire a 60%, participating joint venture interest in the Haut Plateau property in Quebec, Canada from Falconbridge, subject to Falconbridge's right to increase its interest to 60% (and thus reducing Rockwell's interest to 40%) by completing and funding a positive feasibility study.

The Company terminated its option after exploration results were not sufficiently encouraging to warrant the high earn-in requirements and substantial property maintenance costs.

(v)
In November 2003, Rockwell entered into a Farmout Agreement with Taseko Mines Limited ("Taseko"), a company related by virtue of certain directors in common, to earn a joint venture working interest to the extent of $200,000 on certain exploration properties within the vicinity of Taseko's Gibraltar Mine property. For a period of 150 days after Rockwell had earned its interest, Taseko had the right to purchase Rockwell's interest at 110% of the amount earned in by Rockwell. In March 2003, Taseko exercised this right, and accordingly, issued 78,853 Taseko common shares to Rockwell.

(vi)
In January 2004, Rockwell signed a letter of understanding with Rio Tinto Mining and Exploration Ltd. ("Rio Tinto"), whereby Rio Tinto can acquire a 100% interest in a majority of the claims which make up the Ricardo Property. Rio Tinto can earn its interest by making annual option payments, spending US$4,000,000 on exploration on the property during the four years and pay all property taxes and property maintenance costs.

(vii)
In November 2004, Rockwell entered into a Farmout Agreement with Amarc Resources Ltd. ("Amarc"), a company related by virtue of certain directors in common, to earn a joint venture working interest to the extent of $600,000 on certain of Amarc's exploration properties in British Columbia. For a period of 180 days after Rockwell has earned its interest, Amarc has the right to purchase Rockwell's interest at 110% of the amount earned in by Rockwell.

5.	Rockwell's principal capital expenditures and material divestitures over the three fiscal years ended May 31, 2004 are as follows:

Exploration
Expenditures
	Exploration		Expensed
	Expenditures	Mineral	(excluding	Mineral
	Deferred	Property	related stock-	Property
	(capitalized or	Acquisitions	based	Acquisitions
Year	invested)	Capitalized	compensation)	Expensed
2004	nil	nil	$ 525,619	nil
2003	nil	nil	$ 482,256	nil
2002	nil	nil	$1,221,271	nil

6.
The principal capital expenditures by property currently anticipated for the ensuing year, subject to the ability to finance from existing cash reserves and other sources of equity financing, are as follows:

Exploration Expenditures
Ricardo	$ 588,000
British Columbia exploration	$ 600,000

B.              Business Overview

Ricardo Property

Rockwell's Ricardo Property is located along the West Fissure fault in Chile. Large copper deposits have been discovered by other companies to the north and south of the Ricardo Property along the West Fissure fault. Although exploration on the Ricardo Property to date has not identified a deposit containing economic mineralization, Rockwell's management remains optimistic that given its location, the Ricardo Property represents a property that warrants further exploration.

C.              Organizational Structure

Rockwell is based in British Columbia, Canada. Rockwell intends on operating on the Ricardo Property in Chile through its wholly owned subsidiary Minera Ricardo Resources Inc. S.A. ("Ricardo"). Rockwell formerly operated in Brazil through a series of subsidiaries, which were sold.

a)	Minera Ricardo Resources Inc. S.A., an exploration-stage company organized pursuant to the laws of Chile, of which the Company owns a direct 99.9% partnership interest; and

b)	549949 BC Ltd., a wholly owned subsidiary incorporated under the laws of British Columbia which holds a 0.1% partnership interest in Ricardo.

c)	639154 BC Ltd., a wholly owned subsidiary incorporated under the laws of British Columbia.

D.              Property, Plants and Equipment

Rockwell has no plant or equipment located on any of its properties.

Glossary             In this Annual Report on Form 20-F, the following terms have the meanings set forth herein:

A.             Geological Terms

Induced Polarization (IP) Anomaly
A geophysical feature, which is considered to be different in appearance from the typical survey results (background) when tested for levels of electro-conductivity. An IP anomaly may be indicative of potential mineralization.

Low Frequency Electromagnetic (VLF- EM) Survey
Method involves measurement of time varying low frequency electromagnetic fields in and over the earth, when these impinge on conducting formations or mineralized bodies at depth they produce currents that are measured at surface.

Magnetotelluric Survey	An electromagnetic survey in which natural electric (two horizontal component) and magnetic (three component) fields are measured.

Mineral Symbols	Au - Gold; Cu - Copper; Co - Cobalt; Cr - Chromium; Pt - Platinum; Pd - Palladium; Ni - Nickel; Mg - Magnesium

Porphyry
An igneous rock containing conspicuous crystals or phenocrysts in a fine-grained groundmass; also a type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage

Sulphide	A compound of sulphur with another element, typically a metallic element or compound.

B.              Measurement

Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units

hectares	2.471	= acres

meters	3.281	= feet

kilometers	0.621	= miles (5,280 feet)

grams	0.032	= ounces (troy)

tonnes	1.102	= tons (short) (2,000 lbs)

grams/tonne	0.029	= ounces (troy)/ton

Ricardo Property

On March 2, 1998, Rockwell received final approval from the TSX Venture Exchange to exchange 100% of the issued and outstanding shares of Minera Ricardo Resources Inc. S.A. ("Ricardo"), for 22,400,000 shares of Rockwell. Ricardo is the owner of 66 exploration and exploitation mining concessions covering an area of approximately 162.5 square km immediately south of the City of Calama, Chile (the "Ricardo Property").

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

Chile - Economic and Political Climate

The following discussion represents management's understanding based on discussions with its personnel and consultants in Chile. In 1989 Chile completed the transition from a military government to democracy with Christian Democrat Party leader Patricio Alwyn taking office as President in March 1990 after winning a majority in nationwide elections held in December 1989. A second democratic election held in December 1993 resulted in the government led by President Eduardo Frei. In March 2000, Ricardo Lagos was elected as President of Chile.

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

There can be no assurance that the current economic and political stability in Chile will continue throughout the period in which Rockwell is looking to explore the Ricardo Property or that government regulations will not be changed in a way that will adversely affect the Company's operations in the country.

Location and Access

The Ricardo mineral property is located immediately south of the City of Calama, Chile at elevations of 2,400 to 2,600 meters. The area is accessed by Highway 25 from the port city of Antofagasta, located 205 kilometers to the southwest (Figure 1).

Figure 1. Ricardo Property, General Location Map

Minera Ricardo Resources Inc. S.A., is a privately held Chilean exploration-stage company that controls exploration and exploitation concessions covering an area of approximately 16,250 hectares (Figure 2).

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

Figure 2. Ricardo mining claims

Geological Report

The Ricardo Property is the subject matter of a November 2004 review report prepared by Ramon Fam Romero, of Av. Luis Pasteur 6458, Vitacura, Codigo Postal 6670762, Casilla 173, Correo 30, Santiago, Chile. The following is summarized from company files and that report.

Exploration Programs to Date

In 1988 Dr. Richard C. Baker and Jay E. Fuller acquired control of the Ricardo Property and a series of geological and geophysical programs, including limited drilling, were subsequently carried out on the property.

In July-December, 1991, Codelco drilled 10 vertical rotary holes and one vertical diamond drill hole in the western portion of the Ricardo concession area. Total depths of the 11 drill holes ranged from 167 to 606 meters. Five of the holes of the program failed to penetrate bedrock. Spot core and rotary hole samples of alluvial material contained erratic anomalous copper and zinc values.

The six holes that reportedly drilled into bedrock at depths of 202 to 463 meters encountered biotite schist,

dacitic tuffs and breccias, and andesites. Summaries of geologic logs report abundant pyrite and traces of chalcopyrite (copper sulphide) within the biotite schist in the bottom 80 meters of RRD-2, and spotty weak copper and zinc values in volcanic units in other drill holes. RRD-10 contained "intense propylitic alteration (change to mineral assemblage including calcite, pyrite and iron oxides)" of andesite and dacite volcanic rocks and some pyrite in the bottom 202 meters of its 404 meters total depth. It was concluded that the hole had possibly penetrated an outer alteration/mineralization zone.

In February 1992, Codelco terminated its agreement with Ricardo.

Freeport McMoRan Copper Company ("Freeport") executed an Option to Purchase Agreement with Ricardo in 1992 and commenced a drilling program in early 1993. During the period January 1993 through May 1994, a total of 5,095 meters were drilled in one diamond core and 13 rotary holes with spot coring. All holes were located to the east of the Doña Ines and Codelco drill sites. This area was selected to test Freeport's concept of mineralized deposits being offset to the northeast by right-lateral faults subsequent to left-lateral movement along the West Fissure. Copper mineralization observed in northeast-trending fault zones was considered further evidence of post-mineral movement along these structures.

Six of the 11 Freeport holes that may have been drilled to bedrock encountered steep fault zones at their bottoms. Two of the other five holes were logged as having drilled into barren bedrock. All holes penetrated variable thicknesses of alluvium (ands and gravels) commonly underlain by conglomerates (rocks comprised of cemented pebbles). Bedrock was logged as rhyolite tuff, altered granite, aplite porphyry (fine grained granite with porphyry texture), coarse-grained porphyry, and biotite schist (a metamorphic rocks with an appreciable amount of dark mica). Subsequent studies conclude that a series of post-mineral (after mineralization) volcanic units may exist within and under the gravels, and that reported "bedrock" may actually be one or more of the late volcanics.

A number of Freeport drill hole samples contained anomalous copper and zinc values. These occurred in samples of rhyolite tuff, aplite porphyry, granite and altered porphyry and, in rare instances, overlying conglomerate fragments.

Detailed descriptions of Freeport drill hole RF-6 refers to bedrock as consisting of "leached capping" composed of "sheared, oxidized and leached, intensely altered, coarse-grained porphyry" as evidenced by rotary hole cuttings commencing at 138 meters and continuing to about 428 meters. This is an impressive thickness of alteration, although the fragments may be extraneous material within a thick section of fault gouge penetrated by the drill hole. If the cuttings are truly representative of bedrock, the area obviously warrants additional drilling. It is also significant that the relatively shallow bedrock surface in RF-6 (138 meters) may indicate a buried topographic high related to a leached, and possibly mineralized, porphyry body.

Freeport contracted two geophysical studies in 1993 including compilation of a composite gravity map. The gravity study report describes a major graben structure (a depressed elongate block bounded by faults) striking northwest-southeast immediately north of the Ricardo mineral holdings. The southeast margin of the buried graben reportedly consists of "an extremely complex structural pattern." This interpretation also postulated "two, possibly three, ridge-like horsts (an uplifted elongate block bounded by faults) extending north towards the deep basin" from the Ricardo property area. These may refer to topographic highs represented by the shallower bedrock assumed to have been penetrated in Freeport drill holes.

Gravity, magnetic and very low frequency-electromagnetic (VLF-EM) geophysical surveys, conducted on the property in July 1993, were designed to delineate structural trends and to identify areas of shallow bedrock occurrences on the Ricardo property. The summary report concludes that the surveys indicate:

*	A structurally complex region
*	Triangular-shaped area representing shallow (within 150 meters) bedrock
*	Variety of buried rock types

In 1995, owners of the property negotiated an exploration agreement with International Nickel Company Limited ("INCO") who drilled a total of 12 holes in two stages during its evaluation.

The first six holes drilled by INCO consisted of four, reverse-circulation rotary drill holes targeting gravity highs to the southwest, and two holes in the area drilled by Freeport in the eastern portion of the property. The holes ranged in depth from 268 to 448 meters. The two holes in the area previously drilled by Freeport reportedly contained "pyrite and tourmaline-bearing vein fragments", and one hole to the southwest cut "tourmaline (dark colored prismatic mafic mineral)-sericite (white mica) assemblages". It is assumed that these mineral occurrences were in fragments from alluvium or conglomerate since none of the holes penetrated bedrock.

The second phase of the INCO drilling program also consisted of six holes, five angled and one vertical combinations of rotary drilling above bedrock and claystone/limestone sediments, and coring below. All six were drilled approximately two to three kilometers east of Calama to test "irregular areas of high resistivity". Four of the holes penetrated faulted andesitic volcanics, one hole intersected a short section of monzonite, and the sixth hole encountered clay-altered granite cut by quartz veins. A sample of the upper portion of the granite section contained a "high molybdenum/copper ratio".

INCO contracted induced polarization ("IP") and continuous magnetotelluric surveys to be conducted on the Ricardo property during the term of its exploration agreement. The IP survey, consisting of 16.2 line kilometers, encountered difficulties with highly conductive overburden and caliche (gravel, soil and alluvium cemented with sodium salts). However, the contractor concluded that the survey successfully:

*	located the West Fissure zone in all survey models
*	distinguished between false anomalies caused by gravels from true anomalies
*	identified areas of underlying dacitic tuffs
*	correlated a phase anomaly with pyrite/Chalcopyrite penetrated in a drill hole
*	detected "a very interesting IP anomaly" in the south-central portion of the
*	property at a depth of 300 to 600 meters

The caliche cover also complicated a continuous magnetotelluric survey, consisting of 59.1 line kilometers and carried out over the area east-southeast of Calama. However, the contractor concluded that the survey successfully determined the thickness of the gravels and detected extensions of the West Fissure.

INCO did not follow up any of the encouraging geophysical results with drilling as it terminated the agreement with Ricardo in 1996.

Drill hole cuttings and cores produced during the four exploration programs (above) are stored for review and sampling at a warehouse facility in Calama. A number of sample pulps have been retained and are available for check assaying.

In February 2000, the Company entered into a letter of intent (the "Letter of Intent") for an option to purchase agreement (the "Option to Purchase Agreement") on its Ricardo Property with Empresa Minera de Mantos Blancos S.A. ("Mantos Blancos"), a subsidiary of Anglo-American PLC, and Ricardo, a wholly owned subsidiary of Rockwell Ventures Inc. The Letter of Intent was superseded by a formal Option to Purchase Agreement dated March 8, 2000 (the "Option to Purchase Agreement"). The terms of the Option to Purchase Agreement called for Mantos Blancos to pay up to US$7 million over a five year period and a 1.5% NSR if the property was put into production. In addition, up to US$5 million had to be spent by Mantos Blancos during the five-year period on exploration and property development. Mantos Blancos also agreed to pay all sustaining fees and taxes related to the Ricardo Property starting in March 2000, and for the duration of the Option to Purchase Agreement, subject to a 90-day termination clause.

In July 2000, Mantos Blancos terminated its Option to Purchase Agreement on the Ricardo Property after having completed a 16-drill hole program on a small section of the Property to depths of up to 250 meters.

In January 2004, Ricardo signed a Letter of Understanding with Rio Tinto Mining and Exploration Ltd. ("Rio Tinto"), whereby Rio Tinto can acquire a 100% interest in a majority of the claims which make up the Ricardo property. Rio Tinto can earn its interest under the Letter of Understanding by making annual options payments over a four year period, totalling US$6 million, as well as paying all property taxes and property maintenance costs for the duration of the agreement. To keep the option in good standing, Rio Tinto must also spend US$4 million on exploration on the property during the four years, of which Rio Tinto has committed to an option payment of US$150,000 and exploration expenditures of US$250,000 including 2,000 metres of drilling in the first year. Rockwell will retain a 1% net smelter royalty ("NSR"), with Rio Tinto also having the option to purchase the first 0.5% of the NSR for US$5 million and the remaining 0.5% of the NSR for US$7 million.

From April to June 2004, Rio Tinto carried out an exploration program at Ricardo comprising 8 vertical drill holes, totaling 2,296 meters, and including holes drilled fully by reverse circulation rigs and holes that were drilled by reverse circulation in the upper part and by core rigs in the lower part. Six holes were drilled in the western border of the property to test the possible southeastward extension of the Opache mineralized system on an adjacent property, and to test an area of pyritic mineralization indicated in previous holes by Anglo American. Four holes intersected weakly altered andesite. It is not expected that a significant zone of porphyry mineralization is located in the vicinity. One hole intersected strongly altered andesite with 2-5% pyrite mineralization and weak quartz veining, confirming the likelihood that porphyry mineralization is present on the adjacent property. The sixth hole did not intersect mineralization.

The seventh hole was drilled within the West Fault Zone to test the possible southwestward extension of an altered intrusion hosting pyritic mineralization that had been intersected in a previous hole by INCO. It tested a horst block between the east and west faults within the West Fault system, and intersected unaltered Paleozoic rocks. Although Rio Tinto concluded that the alteration system was closed off by the hole, Rockwell's consultant believes that the hole may be on the east side of the most favorable part of the West Fault corridor, so further potential exists in this area.

The final hole was drilled near the northeastern corner of the property to test an area that had not been previously drilled. The hole intersected unaltered dacites below thick gravels.

Geophysicists from Zonge, a geophysical contractor, conducted a review of existing IP and analogue magnetotelluric (AMT) geophysical images and processed data, and where available, raw data for Rio Tinto to detect mineralized or altered zones beneath the thick gravel cover. Neither of these types of zones was detected, but AMT appears to be useful in tracing the east and west faults of the West Fault system. The geological and geophysical information and remote sensing images were used for a broader structural interpretation of the property.

Geology

The Ricardo property is situated within the Precordillera of Northern Chile, over a major north-south striking complex zone, locally known as the West Fault system or West Fissure. On a regional scale, this complex structure forms part of a much larger and more complex structural zone, known as the Domeyko Fault System, which is spatially related to the prolific, north-south trending, Upper Eocene-Oligocene porphyry copper metallogenic belt of northern Chile. This plus 600 kilometer long belt hosts individual world class porphyry copper deposits and clusters of deposits, including Quebrada Blanca-Collahuasi, El Abra, RT-Chuquicamata-MM-Toki-Opache, Gaby, Escondida-Zaldivar-Chimborazo and El Salvador-Potrerillos. The Ricardo mineral holdings cover the southern end of the Chuquicamata-Calama district, the largest porphyry copper cluster known to date within the belt and which includes the RT-Chuquicamata-MM-Toki-Opache deposits. Porphyry copper-style mineralization identified in the MM, Toki and Opache deposits is located on ground adjacent to the Ricardo property and the giant Chuquicamata deposit lies approximately 15 kilometers north of the Ricardo claims.

The oldest units in the area are Paleozoic metamorphosed sedimentary and intrusive rocks. These are intruded by Carboniferous diorites, granodiorites, monzonites, monzogranites and granites. Minor copper occurrences are associated with these intrusions. Unconformably overlying the Paleozoic units are Triassic conglomerates and arenites (sedimentary rocks), and rhyolitic to andesitic breccias, tuffs and flows (volcanic rocks). From drill hole information, it has been determined that dacitic volcanics are the dominant rock type to the east of the West Fault system in the Ricardo area. Within the district, the Triassic units are successively overlain by Jurassic and Lower Cretaceous sedimentary strata, that are in turn overlain by Upper Cretaceous conglomerates and arenites intercalated with volcanic units, but the latter two units are no present in the Ricardo area. In the Ricardo area, the main unit is Lower Cretaceous porphyritic andesites with intercalated dacites and andesitic breccias (volcanic rocks of various textures). The latter unit dominates west of the West Fault Zone.

Chuquicamata Porphyry Complex, Toki Cluster and Opache Porphyryies and other intrusive units were emplaced during the Eocene and Oligocene. The sequence was also uplifted and eroded, forming alluvial fan and fluvial sedimentary deposits, known in the area as the Calama Formation. These units are covered by Miocene clays, limestones and gravels in the Ricardo area. There is no outcrop on the property.

Sampling Method and Approach

Six drilling campaigns have been completed.

Doña Inés drilling campaign

Drilling was accomplished with a rotary Failing drill rig. Cuttings were recovered for 9 meter intervals in the post-mineral sedimentary section and for 3 meter intervals in bedrock. At the bottom of each hole a 2 to 3 meter spot core was taken. An exception was hole R-17, which was deepened for 63 meters with continuous core. None of the Doña Inés samples is available at Minera Ricardo's warehouse in Calama. No information is available about sample preparation procedures. Only samples from bedrock were analyzed for Total copper, Soluble copper, and molybdenum. Spot cores were also analyzed for gold, silver, lead and zinc. No information is given on analytical methods neither the laboratory used for these assays.

Codelco drilling campaign

No information is given in Codelco's report about sampling procedures during their campaign. All the holes were vertical, and most were drilled by conventional tricone and down-the-hole hammer techniques; some of the holes also included continuous core intervals or localized spot core at different depths. Samples from this program are not available at Minera Ricardo's warehouse in Calama. No information is given in Codelco's report about sample preparation procedures. Elements assayed were copper, molybdenum and locally lead, zinc and arsenic. No information is given on analytical methods neither the laboratory used for these assays.

Freeport drilling campaign

No information is given in Freeport's report about sampling procedures during their campaign. All the holes were vertical and drilled with tri-cone rotary bits but included some continuous core intervals and localized spot cores at different depths. Cuttings and core samples are available at Minera Ricardo's warehouse in Calama. No information is available about sample preparation procedures. Samples were assayed for copper and in most holes for zinc at the Alfred H. Knight International laboratory in Antofagasta.

INCO drilling campaign

No information is given in INCO's report about sampling procedures during their two campaigns. In the first campaign all the holes were vertical and are thought to have been drilled with tri-cone rotary bits. The second campaign included only vertical and angle diamond drill holes. Samples in bedrock were taken at 2.0 to 5.0 m intervals. Cuttings and core samples are available at Minera Ricardo's warehouse in Calama. No information is given in INCO's report about sample preparation procedures. Elements systematically assayed in bedrock were copper, molybdenum and zinc. Only a few samples from the post-mineral sedimentary section were assayed by the same elements. Most of the assaying was done apparently at a CGS laboratory in Chile and some multielement assays were run at INCO's laboratories. No information is given on analytical methods used.

Mantos Blancos drilling campaign

No information is given in Mantos Blancos' report about sampling procedures during their campaign. All the holes were vertical and were drilled with conventional down the hole hammer techniques. Cuttings were taken and stored in plastic cutting boxes available at Minera Ricardo's warehouse in Calama. No information is given in Mantos Blancos' report about sample preparation procedures. T Cu and Mo were assayed systematically on 2 meter intervals along the bedrock section of each hole. In most of the holes one every 10 samples were also assayed for Pb, Zn, Ag and Au. Overlying post-mineral sediments were not assayed except in two holes. No information is given on analytical methods neither the laboratory used for these assays.

RTZ drilling campaign

Through the cover sequence of Loa Formation limestone and clays and the Calama Formation gravels, 10 metre composite samples were taken. In bedrock and in the bottom 10 metres of cover, where the presence of exotic copper mineralization is more likely, RC samples were taken at 2 metre intervals. Where diamond drilling was conducted, samples were taken either at 1 metre intervals in zones of alteration, or sample intervals were based on geological contacts where appropriate, and where no alteration or mineralization was evident, sampling was conducted at 2 metre intervals. As a record of the hole, sieved RC cuttings were taken and stored in plastic cutting boxes and a one-kilogram un-sieved sample was taken. All cores from the holes were stored in wooden core trays. All these sample materials were returned to the warehouse rented by Ricardo Resources in Calama, at the termination of the drilling campaign. Samples taken from the drill holes were prepared for assay by ALS Chemex, Calama following a protocol of weighing, drying and fine crushing of the entire sample to -2 millimetres, followed by splitting off up to 250 g and pulverisation of the split to better than 85% passing 75 microns. Sample analysis for gold was carried out by ALS Chemex, La Serena using total digestion, fire assay and atomic absorption spectrometry (AAS). Analysis for a suite of elements was carried out by ALS

Chemex, Santiago using the appropriate acid digestion with either an inductively coupled plasma mass spectrometry (ICPMS) or inductively coupled plasma atomic emission spectrometry (ICPAES) finish, as appropriate. This analysis was conducted for 36 elements.

Plan of Operation

Drilling programs by Rio Tinto and others have tested a number of areas on the Ricardo property, however, a significant potential remains in along the West Fault system in the central part of the property. A drilling program, consisting of a minimum of four to six angled holes, totaling 2,000 meters, along two east-west lines (denoted as Target 1 and Target 2 in Figure 3) across the West Fault are proposed to fully test this area. The program would cost approximately US$270,000.

Figure 1. Targey Areas - Ricardo Project

British Columbia Properties

Rockwell has executed an agreement with Amarc Resources Ltd. to earn-in and joint venture a number of early stage exploration projects held by Amarc. Pursuant to the Farmout Agreement, a budget of $600,000 is to be funded by Rockwell to earn up to 50% interests in the various projects. The properties are located in the Cariboo and Prince George regions of central British Columbia, Canada.

The projects are the Crystal, Hook, M3, M4, M5, Tsil and Kalder properties. All of the properties are located in areas where the geological setting is considered to be prospective for porphyry gold-copper occurrences.

The Crystal and Hook properties are located in the Cariboo region. Crystal is located 30 kilometers from 100 Mile House and Hook is near the town of Likely. Preliminary ground surveys, consisting of geological mapping, geochemical sampling and geophysical surveys, were carried out by Amarc prior to the Amarc/Rockwell agreement. Reconnaissance drilling was recently performed under the Amarc/Rockwell agreement. Assay results of core samples are pending.

The M3 to M5 properties, located north of Prince George, were staked by Amarc this year. Preliminary geophysics was carried out on M3 and M4 by Amarc and additional geophysics and drilling are planned on the M3, M4 and M5 properties by Amarc and Rockwell.

The Tsil and Kalder properties are located north of Fort St James. Amarc carried out preliminary geophysical surveys prior to the Amarc/Rockwell agreement. Reconnaissance drilling was recently performed under the Amarc/Rockwell agreement. Assay results of core samples are pending.

ITEM 5              OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.              Overview

In management's opinion, given that the nature of Rockwell's business consists of the exploration of properties, meaningful financial information consists primarily of Rockwell's liquidity and solvency. The results of operations are primarily measured by the extent and quality of mineralization discovered, compared with the costs of achieving such discoveries. Estimates of the value of the mineralization discovered on Rockwell's properties are not contained in Rockwell's financial statements. The amount of Rockwell's administrative expenditures is generally related to the level of financing and exploration activities, which in turn, are usually the product of Rockwell's recent exploration successes or failures, as well as the general economic conditions relating to the availability of funding for exploration-stage companies.

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

Operating Results - Fiscal 2004 Compared with Fiscal 2003

Loss for the year increased to $1,396,018 in fiscal 2004 from $854,308 in fiscal 2003 due primarily to the effect of $445,020 of stock-based compensation expensed during 2004.

Exploration expenses (excluding exploration-related stock-based compensation) totaled $525,619 in fiscal 2004 due to $752,897 spent on the Royce Claims during 2004, $272,470 spent on the Ricardo Property, and $200,000 in drilling pursuant to a Farmout Agreement. These exploration expenses were offset by a recovery of $480,500 and proceeds of $220,000 on the disposal of the interest earned pursuant to the Farmout Agreement.

Costs on the Royce claims consisted, primarily, of $202,056 on drilling, $182,316 on geological wages and services, $151,524 on helicopter transportation and $140,788 on various site activities (camp and drill support). At Ricardo, work during 2004 consisted of monitoring of the exploration program and costs were similar to that in 2003.

Administrative costs increased to $473,031 in fiscal 2004 from $365,756 in fiscal 2003 due primarily to the increased activity of the Company, especially during the execution of the Royce exploration program. This caused office and administration expenses to increase to $325,178 from $242,081 in the previous fiscal year. Shareholder communications decreased to $16,987 in fiscal 2004 from $55,519 in fiscal 2003. Costs were higher in 2003 due to the shareholder communications efforts related to the Haut Plateau property. Legal, accounting and audit increased to $48,402 in fiscal 2004 from $25,297 in fiscal 2003 due to increased regulatory compliance costs.

Stock-based compensation increased to $445,020 in fiscal 2004 from $nil in fiscal 2003 due to an increase in the number of options granted during 2004 (5,065,500) over 2003 (60,000) and the general increase in the Company's stock price during the year. Interest income increased to $28,151 in fiscal 2004 from $2,368 in fiscal 2003 due to higher cash balances on hand. There was a gain on the sale of marketable securities of $9,645 in fiscal 2004 due to the sale of the Company's portfolio holdings of Geostar Metals Inc.

Related Party Transactions - Fiscal 2004

Hunter Dickinson Inc. ("HDI") of Vancouver, British Columbia carries out geological, corporate development, investor services, administrative and management activities, and incurs third party expenses on behalf of the Company on a full cost-recovery basis. In fiscal 2004, Rockwell paid HDI $362,377, as compared to $392,378 in fiscal 2003. During the same period, Rockwell reimbursed Hunter Dickinson Group Inc. $ nil, as compared to $19,375 in fiscal 2003. The Company at May 31, 2004 had amounts receivable from HDI of $42,550.

Euro-American Capital Corp., a company controlled by a director of the Company, provided management and advisory services to the Company amounting to $26,083 during the fiscal year as compared to $43,727 in fiscal 2003. Also in fiscal 2004, Gordon J. Fretwell Law Corporation, a private company controlled by a director of the Company, provided legal services to the Company amounting to $9,957, as compared to $7,026 in the previous year.

Operating Results - Fiscal 2003 Compared with Fiscal 2002

The Company's operating loss for the year is $854,308, as compared to $1,753,364 in fiscal 2002. Expenses for the year totaled $848,012, a decrease from the $1,785,321 the Company spent in fiscal 2002 when exploration activities were underway for most of the year at the Haut Plateau property, located in Quebec, Canada.

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

Operating Results - Fiscal 2002 Compared with Fiscal 2001

During the year ended May 31, 2002, Rockwell changed its method of accounting for mineral property exploration costs from deferred expenditures, pending a decision as to the commercial viability of a property, to expense such costs until the completion of a feasibility study. This change has been applied retroactively with restatement of all prior years presented.

Rockwell's operating loss for the 2002 fiscal year is $1,753,364 compared to a loss of $4,134,142 in fiscal 2001.

Overall expenses for the 2002 fiscal year decreased from fiscal 2001; $1,785,321 was spent in fiscal 2002 compared to $4,087,596 in fiscal 2001. The difference is mainly attributable to lower exploration costs over the year (2002 - $1,221,271; 2001 - $3,117,512). The main administrative expenditures for the year were office and administration (2002 - $345,643; 2001 - $517,938) and legal and audit (2002 - $131,407; 2001 - $275,016).

Of the exploration expenditures in fiscal 2002, $902,291 was spent on the Haut Plateau property, $244,852 on the Ricardo property and $74,128 on the Pedra Branca property. Rockwell carried out exploration on Pedra Branca, located in Brazil, in fiscal 2001 but has since relinquished its option on the Property. The fiscal 2002 costs were to finalize the exploration program (assays and analyses, geological, travel), and to shut down the field office in Brazil (site activities - $49,328).

Exploration costs for the Ricardo Property were for site expenses, mainly related to maintaining the office in Chile (site activities - $105,388), taxes and property maintenance costs (property fees/assessments - $110,066) and making preparations to conduct geophysical surveys and test drilling for water on the property (engineering - $23,502).

Expenditures on the Haut Plateau Property have mainly been for drilling ($292,046) and geological wages ($304,734). In March and April, 1,771 m of drilling were completed, in seven new holes and an extension to one hole drilled in 2001. In addition, an airborne geophysical survey was flown in May 2002. The geological are for planning and supervising the drilling program, logging the core on site, writing technical reports, and for ongoing discussions on geophysical survey. Analytical costs of $36,137 were incurred for samples from the drilling program. Helicopters were used to transport personnel to and from site, and to move the drill from the staging point on the access road and between drill sites, at a cost of $97,783. Travel expenditures ($24,724) are associated with completion of a site visit for the independent technical report in the second quarter, and travel costs for personnel involved in the drilling program. Site activities costs ($49,499) are associated with ploughing of access roads and preparations at site for the drill program. Property fees and assessments ($76,367) include costs to acquire additional claims, and to prepare and file assessment reports.

B.              Liquidity and Capital Resources

Overview

Historically, Rockwell's sole source of funding was the sale of equity securities for cash primarily through private placements to sophisticated investors and institutions. Rockwell has issued common share capital in the past three years pursuant to private placement financings. Rockwell has no assurance of continued access to significant equity funding.

Fiscal 2004 Compared with Fiscal 2003

At May 31, 2004, the Company had working capital of approximately $1.86 million as compared to a working capital deficiency of $0.13 million at May 31, 2003. The increase in working capital was due to a private placement in December 2004 of 37,500,000 shares at $0.08 per share for net proceeds of $2.93 million.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

At May 31, 2004, the Company was committed to incur approximately $610,000 in qualifying Canadian exploration expenditures prior to December 31, 2004, pursuant to a flow-through private equity placement in December 2003.

Management estimates that approximately $480,000 will be needed to maintain its corporate status and assets over the ensuing 12-month period, excluding property activities. The Company's working capital is sufficient to fund its known commitments.

Fiscal 2003 Compared with Fiscal 2002

At May 31, 2003, the Company had a working capital deficiency of $134,247, as compared to a positive working capital position of $494,102 at May 31,2002. In August 2002, the Company completed a private placement consisting of 1,037,125 units at $0.20 per unit; each unit consisting of one common share and one share warrant exercisable into a common share at $0.22 until December 27, 2003. Proceeds of the financing net of costs was $184,894. At the Company's annual general meeting held in November 2002, shareholder approved an increase in the authorized share capital from 100,000,000 to 200,000,000 common shares without par value.

One of the Company's current assets is a $70,000 reclamation deposit that is held in trust, pursuant to an agreement with Falconbridge Limited ("Falconbridge") on the Haut Plateau property. The Company terminated its option on the Haut Plateau property during the second quarter of fiscal 2003, and commenced the process to have the deposit released. Subsequent to the year-end, on June 11, 2003, this deposit was returned to the Company.

At May 31, 2003, the Company is committed to incur, on a best-efforts basis, $196,721 in qualifying Canadian exploration expenditures pursuant to a flow-through private equity placement.

Management estimates that approximately $600,000 will be needed to maintain its corporate status and assets over the ensuing 12-month period, excluding property activities. Management recognizes that the Company must generate additional resources for operations and exploration activities to continue. If the Company is not successful in obtaining such financing, it will need to curtail its operations.

Fiscal 2002 Compared with Fiscal 2001

In January 2002, the Company completed a private placement financing of 6,398,000 flow-through units, each flow-through unit consisting of one flow-through common share and one non flow-through share purchase warrant. Each warrant enables the purchaser to purchase one common share at $0.16 until January 4, 2003. The Company also placed 147,500 non flow-through units at $0.16 per unit, each unit consisted of a common share and a share purchase warrant exercisable into a common share at $0.16 until July 4, 2003. The shares issued on the financing and pursuant to exercise of the warrant were subject to a hold period until May 4, 2002. Proceeds of the financing net of costs were $979,407.

The Haut Plateau option was acquired under a mineral properties transfer agreement ("MPTA"), as part of a properties reorganization with Amarc Resources Ltd. and Hunter Dickinson Group Inc. announced on November 27, 2001 and completed December 31, 2001. Pursuant to the MPTA, Rockwell will have the right to operate and, at its option, acquire a 60% participating joint venture interest in the Haut Plateau property by incurring $10 million in staged exploration expenditures by April 30, 2006. The first $1 million of expenditures is to be expended by April 30, 2002. Upon the Company earning a 60% interest, a joint venture will be formed with each party paying its proportionate share of exploration expenses. Falconbridge has a back-in right to convert its 40% interest to a 60% interest by completing and funding a positive bankable feasibility study and arranging the debt financing and requisite completion guarantees for development of a mine. In accordance with the property reorganization agreement, the Company received the first tranche of share purchase warrants from Amarc in the third quarter, exercisable until December 31, 2003 at $1.00 per share. The shares issued on exercise of the warrants were subject to a hold period to May 1, 2002.

In April 2002, the Company completed a private placement financing issuing 3,843,750 units. The financing included 1,343,750 flow-through and 2,500,000 non flow-through units at a price of $0.16 per Unit. Each unit was comprised of one common share and one share purchase warrant exercisable to purchase one additional share at a price of $0.16, until April 19, 2003 for the non flow-through units and October 19, 2003 for the flow-through units. The financing was subject to placement fees (which included 134,375 non flow-through units) in accordance with TSX Venture Exchange policies, and raised $550,117 net of all costs.

In fiscal 2002, the Company completed two private placement financings for total net proceeds of $1,529,524. These net proceeds, plus working capital on hand, were planned for exploration programs at the Haut Plateau property and support costs. Most exploration costs were incurred in the fourth quarter, including drilling in March and April, and geophysics in May 2002. The planned costs and actual expenditures are tabulated below:

Financings and Expenditures

	Proposed	Actual
Haut Plateau Exploration - 4,600 m drilling & geophysics	$900,000	$902,291
Administrative expenses for one year	600,000	564,050
Reserved for Working Capital	300,000	318,980
Total use of funds	$1,800,000	$1,785,321

Additional expenditures, totaling $318,980, were incurred on the Ricardo, Chile and Pedra Branca, Brazil properties leading to a reduction in working capital.

At May 31, 2002, the Company had working capital of $494,102, as compared to $787,942 at the end of fiscal 2001. Also at the end of fiscal 2002, there were 54,162,150 outstanding common shares.

Financial Instruments

Rockwell financed its activities from 2000 through 2003 primarily through the issuance of equity shares through private and public distributions. Rockwell keeps its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals.

C.              Research and Development, Patents and License, etc.

Not applicable.

D.              Trend Information

As a natural resource exploration company, Rockwell's activities are more cyclical as metals prices have traditionally been cyclical in nature. According to an October 2004 report by Bloomberg, copper stockpiles have dropped by 83% in the past year as supply from the world's largest copper mines has decreased while demand from China and the United States has increased. Copper prices reached a 15 year high of US$1.46 per pound in mid-October, and have averaged US$1.27 per pound over the calendar year to mid-November 2004.

E.              Off-Balance Sheet Arrangements

Not applicable.

F.              Tabular Disclosure of Contractual Obligations

None.

ITEM 6              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.              Directors and Senior Management

Shares
Beneficially
	Period a Director of	Owned or
Name, Position and Place of Residence	the Company	Controlled(1)

Rene G. Carrier	since April 1993	533,439 shares(3)
North Vancouver, British Columbia, Canada		100,000 options
Director		300,000 warrants

Scott D. Cousens	since November 2000	4,471,711 shares
Vancouver, British Columbia, Canada		500,000 options
Director		1,250,000 warrants

Robert A. Dickinson	since November 2000	3,010,640 shares (2)
Lions Bay, British Columbia, Canada		500,000 options
Chairman of the Board and Director

Gordon J. Fretwell	since March 1998	147,500 shares
West Vancouver, British Columbia, Canada		100,000 options
Secretary and Director

Jeffrey R. Mason	since November 2000	2,197,043 shares
Vancouver, British Columbia, Canada		500,000 options
Chief Financial Officer and Director

Douglas B. Silver	since March 1998	100,000 options
Littleton, Colorado, U.S.A.
Director

Ronald W. Thiessen	since November 2000	1,604,200 shares
West Vancouver, British Columbia, Canada		500,000 options
President, Chief Executive Officer and Director		625,000 warrants

11,964,533 shares
2,300,000 options
2,175,000 warrants

Notes:
(1)	The information as to shares beneficially owned or controlled has been furnished by insiders as filed on www.sedi.ca and is as of November 15, 2004.

(2)	Certain of these shares are held by United Mineral Services, a private company that is wholly owned by Mr. Dickinson.

(3)	Certain of these shares are held by Euro American Capital Corporation, a private company that is wholly owned by Mr. Carrier.

Principal Occupation of Current Management of Rockwell

RENE G. CARRIER - Director

Rene G. Carrier is a past Vice-President of Pacific International Securities Inc. where he worked for ten years until 1991. Since that time he has been President of Euro-American Capital Corporation, a private company, which specializes in restructuring and raising venture capital funds for junior companies.

Mr. Carrier is, or was within the past years, an officer and/or director of the following public companies: Acrex Ventures Ltd., Director (September 2000 to present); Chartwell Technology Inc., Director (June 1991 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Corporation), Director (February 2001 to present); Quartz Mountain Resources Ltd., Director (January 2000 to present).

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

ROBERT A. DICKINSON, B.Sc., M.Sc. - Chairman of the Board and Director

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

GORDON J. FRETWELL, B.Comm., LL.B. - Corporate Secretary and Director

Gordon J. Fretwell holds a B.Comm. degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past years, an officer and/or director of the following public companies: Bell Resources Corporation, Director and Secretary (September 1998 - present), Copper Ridge Explorations Inc., Director and Secretary (August 1999 - present), International Antarex Metals Ltd., Director (December 2000 - present), Continental Minerals Corporation (formerly Misty Mountain Gold Limited) Director (February 2001 - present), Tri-Alpha Investments Ltd., Director and Secretary (July 2001 - present), Foran Mining Corp., Director (February 1998 - March 2000), Ialta Industries Ltd. (formerly Merit Industries Inc.), Director (October 1999 - February 2000), La Teko Resources Ltd., Director (November 1995 - February 1999), Quartz Mountain Resources Ltd., Director (January 2003 - present), Pine Valley Mining Corporation, Director (August 2003 - present), Icon Industries Ltd., Officer (December 2000 - present), Grandcru Resources Ltd., Director (December 2002 - present)

JEFFREY R. MASON, CA - Chief Financial Officer and Director

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

RONALD W. THIESSEN, CA - President, Chief Executive Officer and Director

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

Mr. Thiessen is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., CEO and President (September 2000 to present); Director (September 1995 to present); Anooraq Resources Corporation, CEO and President (September 2000 to present), Director (April 1996 to present); Farallon Resources Ltd., CEO and President (September 2000 to September 2004), Co-Chairman (September 2004 - present), Director (August 1994 to present); Great Basin Gold Ltd., CEO and President (September 2000 to present), Director (October 1993 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), CEO and President (September 2000 to present), Director (November 1995 to present); Northern Dynasty Minerals Ltd., CEO and President (November 2001 to present), Director (November 1995 to present); Taseko Mines Limited, CEO and President (September 2000 to present), Director (October 1993 to present); Casamiro Resources Corp., President and Director (February 1990 to 2002).

B.              Compensation

During Rockwell's financial year ended May 31, 2004 the aggregate direct remuneration paid or payable to Rockwell's directors and senior officers by Rockwell and its subsidiaries, all of whose financial statements are consolidated with those of Rockwell, was $93,047. This figure includes any portion of remuneration received by the named person as an officer or employee of Hunter Dickinson Inc. that is attributable to Rockwell's affairs. The direct remuneration paid or payable to Company's directors and senior officers by subsidiaries of Rockwell whose financial statements are not consolidated with those of Rockwell was $ nil.

Ronald W. Thiessen, President, Chief Executive Officer and a director of Rockwell, and Jeffrey R. Mason, Chief Financial Officer and a director of Rockwell, are the "Named Executive Officers" of Rockwell for the purposes of the following disclosure.

The compensation paid to the Named Executive Officers during Rockwell's three most recently completed financial years is as set out below:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Ronald W. Thiessen President, Chief Executive Officer & Director	2004 2003 2002	$20,693 $10,928 $12,357	Nil Nil Nil	Nil Nil Nil	500,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason Chief Financial Officer and Director	2004 2003 2002	$15,612 $7,262 $12,357	Nil Nil Nil	Nil Nil Nil	500,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

An aggregate of 1,000,000 share options were granted to the Named Executive Officers during the financial year ended May 31, 2004. An aggregate of nil options were exercised by the Named Executive Officers during the financial year ended May 31, 2004.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no compensatory plans or arrangements with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of the Named Executive Officer's responsibilities following a change in control.

Securities Held By Insiders

As at November 15, 2004 the directors and officers of Rockwell and their affiliates held as a group, directly and indirectly, own or control an aggregate of 11,964,533 common shares (12.8%) and hold 2,300,000 options and warrants to acquire an additional 2,175,000 common shares. To the knowledge of the directors and officers of Rockwell, as at such date, there were no persons holding more than 10% of the issued common shares.

C.              Board Practices

All directors were elected at the annual general meeting held in November 2003 and have a term of office expiring at the next annual general meeting of Rockwell expected to be held in December 2004. The period during which each director has served as a director is disclosed in Item 6(A) herein. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

There are no contracts or arrangements under which directors are compensated or provided benefits upon termination of employment.

Messrs. Rene G. Carrier, Scott D. Cousens and Gordon J. Fretwell are members of Rockwell's audit committee. The audit committee is selected annually by the directors of Rockwell at the first meeting of the board held after Rockwell's annual general meeting. Its primary function is to review the financial statements of the company before they are submitted to the board for approval and the audit committee is also available to assist the board if required with matters relating to the appointment of Rockwell's auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.

As of November 15, 2004, Rockwell had no remuneration or nomination committee.

D.              Employees

At November 15, 2004, Rockwell had no direct employees. Rockwell's administrative and exploration functions are primarily administered through Hunter Dickinson Inc. and contractors (see Item 7).

E.              Share Ownership

At November 15, 2004, an aggregate of 5,235,500 common shares have been reserved for issuance pursuant to the following director, executive officer and service provider stock options:

(a)              Incentive Options

		Exercise
	Expiry date	price	Total
Directors	May 20, 2005	0.15	2,300,000

Employees	April 6, 2005	0.16	15,000
		0.43	35,000
	May 20, 2005	0.10	45,000
		0.12	25,500
		0.15	2,620,000
		0.16	45,000
	July 29, 2005	0.10	30,000
	May 19, 2006	0.08	120,000

Grand Total			5,235,500

Incentive stock options may be issued to directors, officers, employees or consultants of Rockwell at the discretion of the board of directors of Rockwell, subject to an aggregate maximum of 10% of the issued capital of Rockwell and provided that no single optionee receives options to purchase that number of shares that is in excess of 5% of the issued capital.

During fiscal 2004, 30,000 incentive options were exercised.

ITEM 7              MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.              Major Shareholders

Rockwell's securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Rockwell does not have knowledge or access to information about of the beneficial owners thereof. To the best of its knowledge, Rockwell is not directly or indirectly owned or controlled by a corporation or foreign government. As of November 15, 2004, Rockwell had authorized 200,000,000 common shares without par value of which 93,550,775 were issued and outstanding.

As of November 15, 2004, the only registered holder of 5% or more of the common shares of Rockwell were brokerage clearing houses.

As of November 15, 2004, directors and officers of Rockwell in total (7 persons) owned or controlled an aggregate of 11,964,533 shares (12.8%) of Rockwell, or 16,439,533 shares (17.7%) on a fully diluted basis.

Under the British Columbia Securities Act insiders (generally officers, directors, and holders of 10% or more of the Company's shares) are required to file insider reports of changes in their ownership in the first ten days of the month following a trade in Amarc's securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2 (phone (604) 899-6500) or at the British Columbia Securities Commission web site www.bcsc.bc.ca and at www.sedi.ca

As at November 15, 2004, to the best of the Company's knowledge, the following is the geographic distribution of shareholders. Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

	Number of registered	Number of common
Location	shareholders	shares held	%
Canada	33	82,417,731	88.0
United States	17	4,440,949	4.8
Other countries	139	6,692,095	7.2
Total	189	93,550,775	100.0

To Rockwell's knowledge it is not controlled by any one shareholder or group of shareholders and Rockwell is not aware of any proposed event that would result in a control block of shares being created.

B.              Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect Rockwell or its predecessors during the year ended May 31, 2004 except as follows:

(a)	Arrangements with Hunter Dickinson Inc.

Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common with Rockwell that provides geological, corporate development, administrative and management services to, and incurs third-party costs on behalf of, Rockwell on a full cost recovery basis pursuant to a Geological, Management and Administration Services Agreement dated January 1, 2001. Accordingly, Rockwell has no full time management or employees as certain of these services are provided to it by HDI pursuant to this agreement. However, Rockwell also engages independent third-party contractors for work on specific projects as needs warrant. HDI is owned equally by ten publicly-traded exploration companies (one of which is Rockwell) and is managed by persons the majority of whom are also directors of Rockwell.

HDI is one of the largest independent mining exploration groups in North America and as of November 15, 2004, employs or retains on a substantially full-time basis, 17 geoscientists, including six with advanced degrees (of which 8 are P.Geo.'s, 3 are P.Eng.'s and 2 have Ph.D's), three licensed professional mining or civil engineers (P.Eng.'s), seven other professionals (of which 4 are CA's) and 15 administrative staff. It has supervised mineral exploration projects in Canada (British Columbia, the Yukon, Manitoba, Ontario and Quebec) and internationally in Nevada, Alaska, Mexico, Brazil and South Africa. HDI allocates, based on time records, the cost of personnel input into projects such as the Ricardo Property. Such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDI staff costs and overhead) for amounts, which are considered by Rockwell management to be at a cost that is competitive with arm's-length suppliers. The shares of HDI are owned by each of the participating public corporations (including Rockwell) for as long as HDI's services are being retained by such participating company; however a participant surrenders its single share of HDI at the time of termination of the standard form of services agreement. The agreement can be cancelled and its subsidiaries by either party on 30 days' notice. Any remuneration paid by Rockwell to executive officers through payments to HDI is included in their remuneration figures disclosed in Item 6.

During the year ended May 31, 2004, the Company paid $362,377 (May 31, 2003 -- $392,378) for such services and cost reimbursements.

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

Rockwell has, pursuant to the Mineral Properties Transfer Agreement and regulatory approval, agreed to relinquish its rights to the Fox River property in order to allow HDGI to provide Amarc with the right to earn a 60% interest in the Fox River property, receive up to 1 million share purchase warrants in Amarc, cancel the agreement to issue the HDGI Warrants and in return receive an assignment of HDGI's right to acquire a 60% interest in the Haut Plateau property. As Amarc has relinquished its option on the Fox River property, these warrants have been terminated.

(d)	Hunter Dickinson Group Inc.

HDGI, which has an office at Suite 1020 - 800 West Pender Street, Vancouver, B.C., V6C 2V6, is a private company incorporated pursuant to the Canadian Business Corporation Act, owned by six individuals, which provides merger, acquisition, financing and other corporate services to companies in the exploration business. The six persons who own HDGI are Robert A. Dickinson, David Copeland, Jeffrey R. Mason, Scott D. Cousens, Ronald W. Thiessen and David S. Jennings, all of whom reside in the vicinity of Vancouver, B.C.

During the year ended May 31, 2004, the Company paid $nil (May 31, 2003 -- $19,375) for such services and cost reimbursements.

	Years ended May 31
Balances receivable (payable)		2004	2003
Exploration advance balances receivable
from (payable to) a related party:
Hunter Dickinson Inc. (a)		$42,550	$(244,914)

	Years ended May 31
Transactions	2004	2003	2002
Services rendered and expenses reimbursed
Hunter Dickinson Inc. (a)	$362,377	$392,378	$490,291
Hunter Dickinson Group Inc. (b)	-	19,375	175,250
Gordon J. Fretwell Law Corporation (c)	9,957	7,026	46,379
Euro-American Capital Corporation (d)	26,083	43,727	25,352

Gordon J. Fretwell Law Corporation is a private company controlled by Gordon Fretwell, a director, that provides legal services to the Company. During the year ended May 31, 2004, the Company paid $9,957 (May 31, 2003 -- $7,026) for such services.

Euro-American Capital Corporation is a private company controlled by Rene Carrier, a director, that provides management services to the Company During the year ended May 31, 2004, the Company paid $26,083 (May 31, 2003 -- $43,727) for such services.

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

B.              Significant Changes

There have been no significant changes to the accompanying financial statements since May 31, 2004.

ITEM 9              THE OFFER AND LISTING

A.              Offer and Listing Details Trading Markets

	TSX Venture Exchange		OTCBB Exchange
	Symbol=RCW		Symbol=RCKVF
	Canadian Dollars		U.S. Dollars
	High	Low	High	Low
Five most recent financial years
Fiscal 2000	$0.85	$0.15	$0.45	$0.27
Fiscal 2001	$0.95	$0.25	$0.62	$0.20
Fiscal 2002	$0.47	$0.12	$0.29	$0.07
Fiscal 2003	$0.22	$0.02	$0.14	$0.01
Fiscal 2004	$0.32	$0.04	$0.25	$0.06

Two most recent financial years by quarter
Quarter ended August 31, 2002	$0.22	$0.06	$0.14	$0.05
Quarter ended November 30, 2002	$0.08	$0.03	$0.06	$0.01
Quarter ended February 28, 2003	$0.07	$0.02	$0.06	$0.01
Quarter ended May 31, 2003	$0.06	$0.04	$0.05	$0.03
Quarter ended August 31, 2003	$0.08	$0.04	$0.05	$0.03
Quarter ended November 30, 2003	$0.19	$0.05	$0.16	$0.03
Quarter ended February 28, 2004	$0.32	$0.13	$0.25	$0.08
Quarter ended May 31, 2004	$0.25	$0.08	$0.23	$0.06

Latest six months
May 2004	$0.11	$0.08	$0.07	$0.06
June 2004	$0.09	$0.08	$0.07	$0.06
July 2004	$0.10	$0.07	$0.06	$0.06
August 2004	$0.09	$0.07	$0.06	$0.06
September 2004	$0.14	$0.07	$0.11	$0.05
October 2004	$0.17	$0.12	$0.13	$0.11
November 2004 (to November 15, 2004)	$0.16	$0.13	$0.13	$0.10

B.              Plan of Distribution

Not applicable.

C.              Markets

The shares of Rockwell trade in Canada on the TSX Venture Exchange ("TSX Venture") and are quoted on the National Association of Securities Dealers Over-The-Counter Bulletin Board ("OTCBB").

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

B.              Memorandum and Articles of Association

A discussion of the articles and memoranda of Rockwell follows:

Rockwell's Articles of Incorporation and Memorandum are registered with the British Columbia Registrar of Companies under Corporation No. 354545. A copy of the Articles of Incorporation was filed with Rockwell's initial registration statement on Form 20-F filed in 2000.

Objects and Purposes

Rockwell's Articles of Incorporation do not specify objects or purposes. Under British Columbia law, a British Columbia corporation has all the legal powers of a natural person, however corporations may not undertake certain limited business activities such as operating as a trust company or railroad without alterations to its form of articles and specific government consent.

Directors - Powers and Limitations

Rockwell's articles do not specify a maximum number of directors (the minimum under British Columbia law for a public company is three). The articles specify that the number of directors shall be the number of directors fixed by shareholders annually or the number that are actually elected at a general shareholders meeting. The number of directors is determined annually by shareholders at the annual Shareholders meeting and all directors are elected at that time, there are no staggered directorships. Under the articles the directors are entitled between successive annual general meeting to appoint one or more additional directors but not more than one-third of the number of directors fixed at a shareholders meeting or actually elected at the preceding annual general meeting. Directors automatically retire at the commencement of each annual meeting subject to being re-elected.

Under the articles, a director who is any way directly or indirectly interested in a proposed contract or transaction with Rockwell or who holds any office or possesses any property whereby directly or indirectly a duty might be created which would conflict with his duty or interest as a director shall declare the nature and extent of such interest in such contract or transaction. A director shall not vote in respect of any such contract or transaction if the company in which he is interested and if he should vote his vote shall not be counted but shall be counted in the quorum present at the meeting. Similarly, under the Company Act (British Columbia) ("BCCA") directors are obligated to abstain from voting on matters in which they may be financially interested after fully disclosing such interest. Directors must abstain in such circumstances both under the articles and under the BCCA.

Directors must be of the age of majority (18), and meet eligibility criteria including not being mentally infirm, an undischarged bankrupt, no fraud related convictions in the previous five years and a majority of directors must be ordinarily resident in Canada. There is no mandatory retirement age either under Rockwell's articles or under the BCCA.

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

Notwithstanding anything contained in Rockwell's articles the directors may from time to time capitalize any undistributed surplus on hand of Rockwell and may from time to time issue as fully paid and non-assessable any unissued shares or any bonds, debentures or other debt obligations of Rockwell as a dividend representing such undistributed surplus on hand or any part thereof.

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

Changes to Rights of Common Shareholders

Changes to the articles and memorandum of Rockwell a "special resolution" being a resolution passed by not less than 75% of the shares voted in person or by proxy at a duly convened shareholders meeting. Some corporate changes including amalgamation with another company, sale of substantially all of Rockwell's assets, re-domiciling out of the jurisdiction of British Columbia, creation of new classes of shares not only require such 75% approval but generally also give rise to a dissent right which is the right to be paid the fair value of the stockholder's shares in cash if the required special resolution is actually passed and Rockwell elects to proceed with the matter notwithstanding receipt of dissent notices. A notice of a shareholders meeting at which such an action is intended to be effected must include a prominent notice of the dissent right. Dissent provisions governed by the BCCA and not by the articles of Rockwell.

Shareholders Meetings

Shareholders meetings are only peripherally governed by the articles of Rockwell with most shareholder protections contained in the Securities Act (British Columbia) and the BCCA. The articles provide that Rockwell will hold an annual general meeting, will provide at least 21 days' notice and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The Securities Act (British Columbia) and the BCCA superimpose requirements that generally provide that shareholders meetings require not less than a 60 day period from initial public notice that Rockwell makes a thorough advanced search of intermediary and brokerage registered shareholdings to ascertain location of beneficial shareholders so that materials can be sent, the form and content of information circulars and proxies and like matters typically governed by such securities legislation. This legislation specifies the disclosure requirements for various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters. Rockwell must hold an annual shareholders meeting within 13 months of the previous annual shareholders meeting and must present audited statements that are no more than 180 days old at that meeting.

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

Pre-emptive Rights

There are no pre-emptive rights applicable to Rockwell which provide a right to any person to participate in offerings of Rockwell's securities

Liquidation

All common shares of Rockwell participate rateably in any available assets in the event of a winding up or other liquidation.

No Limitation on Foreign Ownership

There are no limitations under Rockwell's Articles or in the BCCA on the right of persons who are not citizens of Canada to hold or vote common shares. (See also "Exchange Controls" - below.)

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

Change in Control

Rockwell has not implemented any shareholders' rights against possible take-overs. Rockwell does not have any agreements which are triggered by a take-over or other change of control. There are no provisions in its articles triggered by or affected by a change in outstanding shares which gives rise to a change in control.

Share Ownership Reporting

The articles of Rockwell do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to Rockwell's shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of Rockwell but the British Columbia Securities Act requires disclosure of trading by insiders including holders of 10% of voting shares within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales.

C.              Material Contracts

Rockwell's material contracts are:

(a)	Geological, Management and Administration Services Agreement between Rockwell and Hunter Dickinson Inc. dated January 1, 2001.

(b)	Farmout and Joint Venture Agreement between Rockwell and Amarc Resources Ltd. dated November 25, 2004.

D.              Exchange Controls

Rockwell is a Canadian corporation incorporated under the laws of British Columbia. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax. See "Taxation" below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Rockwell on the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of Common Shares. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments. Rockwell does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Rockwell's relatively small capitalization.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in the Common Shares by a non-Canadian other than a "WTO Investor" (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Rockwell was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Rockwell and the value of the assets of Rockwell, as determined in accordance with the regulations promulgated under the Investment Act, was $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of Rockwell. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Rockwell was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Rockwell and the value of the assets of Rockwell, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which is approximately Cdn$200 million. A non-Canadian would acquire control of Rockwell for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of Rockwell unless it could be established that, on the acquisition, Rockwell was not controlled in fact by the acquiror through the ownership of the Common Shares.

The foregoing assumes Rockwell will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares would be exempt from the Investment Act, including

(a)	an acquisition of the Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities,

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

E.              Taxation

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of Rockwell for a shareholder of Rockwell who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of Rockwell as capital property for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act"). This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder's holding in Rockwell is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs & Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not, nor is it intended to provide a detailed analysis of the income tax implications of any particular shareholder's interest. Investors are advised to obtain independent advice from a shareholder's own Canadian and U.S. tax advisors with respect to income tax implications pertinent to their particular circumstances.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the "Convention").

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

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of Rockwell had increased by reason of the payment of such dividend. Rockwell will furnish additional tax information to shareholders in the event of such a dividend. Interest paid or deemed to be paid on Rockwell's debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

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

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer's capital gain or capital loss from a disposition of a share of common stock of Rockwell is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. The capital gains net of losses included in income are as follows. For gains net of losses realized before February 28, 2000, as to 75%. For gains net of losses realized after February 27, 2000 and before October 18, 2000, as to 66 2/3%. For gains net of losses realized after October 17, 2000, as to 50%. There are special transitional rules to apply capital losses against capital gains that arose in different periods. The amount by which a shareholder's capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property." Shares of common stock of Rockwell will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of Rockwell belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm's length and in certain other circumstances.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless

(a)              the value of the shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

(b)              the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada, or

(c)              the shares formed part of the business property of a "permanent establishment" that the holder has or had in Canada within the 12 months preceding the disposition.

United States Tax Consequences

United States Federal Income Tax Consequences

The following is, in the opinion of Rockwell after consultation with its professional advisors, a discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Rockwell. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see "Taxation - Canadian Federal Income Tax Consequences" above). Accordingly, holders and prospective holders of common shares of Rockwell are urged to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Rockwell, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of Rockwell who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an entity created or organized in or under the laws of the United States or of any political subdivision thereof which has elected to be treated as a corporation for United States federal income tax purposes (under Treasury Regulation Section 301.7701 -3), an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of Rockwell. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares of Rockwell

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Rockwell are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Rockwell has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of Rockwell, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Dividends paid on the common shares of Rockwell generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of Rockwell may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of Rockwell) deduction of the United States source portion of dividends received from Rockwell (unless Rockwell qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below). Rockwell does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on Rockwell's common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of Rockwell's common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 30.5% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Rockwell may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by Rockwell will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Rockwell should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Rockwell

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of Rockwell equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of Rockwell. Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. In general, gain or loss on the sale of common shares of Rockwell will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of Rockwell's outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the United States and 60% or more of Rockwell's gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), Rockwell may be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent Rockwell does not actually distribute such income. Rockwell does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that Rockwell will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of Rockwell's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by Code Section 7701(a)(31)), and Rockwell is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that Rockwell may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. Rockwell does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that Rockwell will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the

United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. Rockwell appears to have been a PFIC for the fiscal year ended May 31, 2001, and at least certain prior fiscal years. In addition, Rockwell expects to qualify as a PFIC for the fiscal year ending May 31, 2001 and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of Rockwell is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of Rockwell. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

A U.S. Holder who elects to treat Rockwell as a qualified electing fund ("QEF") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which Rockwell qualifies as a PFIC on his pro rata share of Rockwell's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder's taxable year in which (or with which) Rockwell's taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder's tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which Rockwell is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a "timely" QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, Rockwell qualified as a PFIC in a prior year during the U.S. Holder's holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Rockwell is a controlled foreign corporation, the U.S. Holder's pro rata share of Rockwell's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Rockwell's first tax year in which Rockwell qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an "Electing U.S. Holder." A U.S. Holder who holds common shares at any time during a year of Rockwell in which Rockwell is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a "Non-Electing U.S. Holder." An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Company common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Rockwell's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as "personal interest" that is not deductible.

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

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Rockwell common shares and (ii) certain "excess distributions," as defined in Section 1291(b), by Rockwell.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Rockwell common shares and all excess distributions on his Rockwell common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder's period prior to the first day of the first year of Rockwell (i) which began after December 31, 1986, and (ii) for which Rockwell was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

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

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Rockwell common shares. A U.S. Holder who makes the mark-to-market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of Rockwell as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Rockwell included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of Rockwell will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Rockwell common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisors regarding the manner of making such an election. No view is expressed regarding whether common shares of Rockwell are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Rockwell common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee's basis is generally equal to the fair market value of the Electing U.S. Holder's common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of Rockwell is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to common shares of Rockwell, certain adverse rules may apply in the event that both Rockwell and any foreign corporation in which Rockwell directly or indirectly holds shares is a PFIC (a "lower-tier PFIC"). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. Rockwell intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of Rockwell that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called "indirect disposition" of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by Rockwell (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder's proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by Rockwell (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from Rockwell and does not dispose of its common shares. Rockwell strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

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

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Rockwell is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Rockwell ("United States Shareholder"), Rockwell could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of Rockwell which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Rockwell attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. Rockwell does not believe that it currently qualifies as a CFC. However, there can be no assurance that Rockwell will not be considered a CFC for the current or any future taxable year.

F.              Dividends and Paying Agents

Not applicable.

G.              Statement by Experts

Not applicable.

H.               Documents on Display

 Exhibits attached to this Form 20-F are also available for viewing at the offices of Rockwell, Suite 1020 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6 or on request of Rockwell at 604-684-  6365, attention: Shirley Main. Copies of Rockwell's financial statements and other continuous disclosure  documents required under the British Columbia Securities Act are available for viewing on the internet at  www.sedar.com.

I.               Subsidiary Information

Not applicable.

ITEM 11             QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)               Transaction Risk and Currency Risk Management

Rockwell's operations do not employ financial instruments or derivatives that are market sensitive and Rockwell does not have financial market risks.

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

(d)               Commodity Price Risk

While the value of Rockwell's mineral properties can always be said to relate to the price of the commodity and the outlook for same, Rockwell does not have any operating mines nor economic ore and hence does not have any hedging or other commodity based risks respecting its operations.

ITEM 12             DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.               Debt Securities

Not applicable.

B.               Warrants and Rights

Not applicable. (Rockwell's warrants are non-transferable and no market exists for them. Rockwell has  issued no rights.)

C.               Other Securities

Not applicable.

D.              American Depositary Shares

Not applicable.

PART II

ITEM 13             DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14             MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15             CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of May 31, 2004, the latest completed fiscal year. This evaluation was carried out under the supervision and with the participation of the Company's Chief Executive Officer, Ronald W. Thiessen, and the Company's Chief Financial Officer, Jeffrey R. Mason. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting management to material information relating to the Company required to be included in the Company's periodic SEC filings. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company carried out its evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company's reports filed under the Exchange Act is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the Company's most recently completed fiscal year ended May 31, 2004, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

The term "internal control over financial reporting" is defined as a process designed by, or under the supervision of, the registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1)	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

(2)
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

(3)
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.

ITEM 16             AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

A.              Audit Committee Financial Expert

The board of directors has determined that it does not have a member of the audit committee of the Company who qualifies as a "financial expert" based on his education and experience. The Company is currently reviewing candidates for this role.

B.              Code of Ethics

The Company has adopted a code of ethics that applies to the Company's chief executive officer, the chief financial officer, and other members of senior management. The Code of Ethics is appended as an exhibit to this Form 20-F.

C.              Principal Accountant Fees and Services

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services.

Services:	Year ended
	May 31, 2004	May 31, 2003
Audit Fees	$ 25,000	$ 15,900
Tax Fees	1,650	5,140
	$ 26,650	$ 21,040

Audit related fees comprise of fees billed for assurance and advisory services related to the annual audit. From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company's auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

D.              Exemptions from Listing Standards for Audit Committees

Not applicable.

E.              Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17             FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)	Report of Independent Registered Public Accounting Firm on the consolidated financial statements;

(2)	Consolidated balance sheets as at May 31, 2004 and 2003;

(3)	Consolidated statements of operations and deficit for each of the years ended May 31, 2004, 2003 and 2002;

(4)	Consolidated statements of cash flows for the periods referred to in (3) above;

(5)	Notes to the consolidated financial statements;

ITEM 18             FINANCIAL STATEMENTS

NOT APPLICABLE. See Item 17.

ITEM 19             EXHIBITS

Key to the following document types:

1.	Articles of Incorporation and Memorandum of the Company.

2.	Other Instruments defining the rights of the holders of equity or debt securities.

3.	Voting trust agreements.

4.

a.
Material contracts not made in the ordinary course of business or which are to be performed in whole or in part at or after the filing of the Registration Statement or which was entered into not more than two years before filing.

b.

(i)
Agreements to which Directors, Officers, promoters voting trustees or security holders or their affiliates named in the Registration Statement are parties other than contracts involving only the purchase or sale of current assets having a determinable market price;

		(ii)	contracts on which Rockwell business is substantially dependent;

		(iii)	contracts for the acquisition or sale of property exceeding 15% of the Company's fixed assets; and

		(iv)	material leases.

	c.	Management Contracts, compensation plans.

5.-9.	Not applicable.

10.	Other

The following Exhibits have been filed with Rockwell's Annual Report on Form 20-F in previous years:

Type of	Description
Document

1& 2	Articles of incorporation, bylaws and instruments defining rights of common shareholders have been previously filed.

4a	Geological Management and Administration Services Agreement dated for reference December 31, 1996 has been previously filed. (See Item 7 "Interest of Management in Certain Transactions").

4c	Amended Share Incentive Plan dated for reference June 21, 2000 (See Item 6 "Share Incentive Plan").

4	Mineral Properties Transfer Agreement among Hunter Dickinson Group Inc., and Rockwell Ventures Inc. and Amarc Resources Ltd.

4	Option Assignment Agreement between Hunter Dickinson Group Inc. and Rockwell Ventures Inc.

4	Geological, Management and Administration Services Agreement between Hunter Dickinson Inc. and Rockwell Ventures Inc.

The following Exhibits are filed with the Company's Annual Report on Form 20-F in the current year:

Type of	Description
Document

4(b)(ii)	Rio Tinto Agreement dated January 30, 2004

4(b)(ii)	Farmout and Joint Venture Agreement dated November 1, 2004

10	Code of Ethics

12.1	Section 302 Certification - CEO

12.2	Section 302 Certification - CFO

13.1	Section 906 Certification - CEO and CFO

99.1	Audited financial statements as at May 31, 2004 and 2003 and for the years ended May 31, 2004, 2003, and 2002, and auditor's report thereon.

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROCKWELL VENTURES INC.

Per:

/s/ Jeffrey R. Mason
JEFFREY R. MASON
Director, Chief Financial Officer, and Secretary

DATED: November 25, 2004