Form 20-F
period 2005-05-31
ROCKWELL VENTURES INC
filed 2005-09-30
CIK 1095847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2005 (with other information to August 31, 2005 except where noted)

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________to _______________

Commission file number 000-30588

ROCKWELL VENTURES INC.
(Exact name of Registrant specified in its charter)

NOT APPLICABLE
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

Number of outstanding shares of Rockwell's only class of capital stock as at May 31, 2005.
94,455,775 Common Shares without Par Value

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or

- ii -

15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                No ☐

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

NOT APPLICABLE

Currency and Exchange Rates

All monetary amounts contained in this Annual Report are, unless otherwise indicated, expressed in
Canadian dollars. On May 31, 2005 the Bank of Canada noon rate for Canadian Dollars was
US$1.00:Cdn$ 1.2552 (see Item 3A for further historical Exchange Rate Information).

T A B L E    O F    C O N T E N T S

PART 1

– page 2 –

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

– page 3 –

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

– page 4 –

ITEM 3.           KEY INFORMATION

A.      Selected Financial Data

The following table summarizes selected consolidated financial data for Rockwell Ventures Inc. (the “Company” or “Rockwell” or the "Registrant") for the last five fiscal years ended May 31, 2005, in Canadian dollars, presented in accordance with Canadian generally accepted accounting principles (“Cdn GAAP”). Additional information is presented to show the differences which would result from the application of United States generally accepted accounting principles (“US GAAP”) to the Company’s financial information. Refer to note 12 to the consolidated financial statements included herein for a discussion of the material differences between Cdn GAAP and US GAAP and their effect on the Company’s financial position and results of operations. The information in the table was extracted from the detailed consolidated financial statements and related notes included in this annual report, and should be read in conjunction with such financial statements and with the information appearing under the heading, “Item 5. Operating and Financial Review and Prospects.”

(In Canadian Dollars, except per share amounts)	As at May 31,
Balance Sheet Data	2005	2004	2003	2002	2001

Total assets (Cdn GAAP)	$659,577	$1,974,188	$197,548	$714,746	$1,125,987
Total assets (US GAAP)	612,720	1,931,981	150,691	675,089	1,079,130
Total liabilities (Cdn GAAP)	29,976	33,406	256,003	103,787	291,188
Total liabilities (US GAAP)	29,976	33,406	256,003	103,787	291,188
Share capital (Cdn GAAP)	11,815,792	11,647,887	8,697,652	8,512,758	6,983,234
Share capital (US GAAP)	11,815,792	11,647,887	8,697,652	8,512,758	6,983,234
(Deficit) (Cdn GAAP)	(11,637,819)	(10,152,125)	(8,756,107)	(7,901,799)	(6,148,435)
(Deficit) (US GAAP)	(12,740,977)	(11,255,283)	(9,863,915)	(9,002,407)	(7,050,703)
Net assets (deficiency) (Cdn GAAP)	629,601	1,940,782	(58,455)	610,959	834,799
Net assets (deficiency) (US GAAP)	582,744	1,898,575	(105,312)	571,302	787,942

		Year ended May 31,
Statement of Operations Data		2005		2004		2003		2002		2001
Revenues (US and Cdn GAAP)	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Loss for the year(1) (Cdn GAAP)		1,485,694		1,396,018		854,308		1,753,364		4,134,142
Loss for the year(1) (US GAAP)		1,485,694		1,391,368		861,508		1,951,704		4,386,994
Loss per share (Cdn GAAP)		$0.02		$0.02		$0.02		$0.04		$0.10
Loss per share (US GAAP)		$0.02		$0.02		$0.02		$0.04		$0.11

Notes:

(1)	Loss from continuing operations and loss for the year are the same for all periods presented.

No cash or other dividends have been declared.

Except as otherwise indicated, all dollar amounts are stated in Canadian dollars, Rockwell’s functional and reporting currency. The following table sets out the exchange rates, based on the noon rates as reported by the Bank of Canada, for the conversion of Canadian dollars into one United States dollar in effect at the end of the specified periods, the average exchange rates during such periods (based on daily

– page 5 –

noon rates as reported by the Bank of Canada) and the range of high and low exchange rates for such periods:

Exchange Rates

	Years Ended May 31
	2005	2004	2003	2002	2001
End of Period	0.7994	0.7335	0.7302	0.6547	0.6470
Average for Period	0.7937	0.7447	0.6560	0.6378	0.6600
High for Period	0.8493	0.7879	0.7437	0.6623	0.6830
Low for Period	0.7261	0.7084	0.6273	0.6199	0.6334

The following table sets out the high and low exchange rates, based on the noon rate as reported by the Bank of Canada, for the conversion of Canadian dollars into one United States dollar, for the following periods:

Exchange Rates

	High	Low
March 2005	0.8349	0.8004
April 2005	0.8232	0.7956
May 2005	0.8083	0.7872
June 2005	0.8159	0.7951
July 2005	0.8298	0.8044
August 2005	0.8411	0.8205

On August 31, 2005 the noon rate as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was Cdn$0.8411 per United States dollar.

B.      Capitalization and Indebtedness

Not applicable.

C.      Reasons for the Offer and Use of Proceeds

Not applicable.

D.      Risk Factors

This annual report contains forward-looking statements which relate to future events or Rockwell’s future performance, including its future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, or “potential” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in enumerated in this section entitled “Risk Factors”, that may cause Rockwell’s or the mining industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

– page 6 –

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect Rockwell’s current judgment regarding the direction of its business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested in this annual report. Except as required by applicable law, including the securities laws of the United States, Rockwell does not intend to update any of the forward-looking statements to conform these statements to actual results.

An investment in Rockwell’s common stock involves a number of very significant risks. You should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating Rockwell and its business before purchasing shares of Rockwell’s common stock. Rockwell’s business, operating results and financial condition could be seriously harmed due to any of the following risks. The risks described below are not the only ones facing Rockwell. Additional risks not presently known to Rockwell may also impair its business operations. You could lose all or part of your investment due to any of these risks.

Risks Associated With Mining

All Rockwell’s properties are in the exploration stage. There is no assurance that Rockwell can establish the existence of any mineral resource on any of its properties in commercially exploitable quantities. Until Rockwell can do so, it cannot earn any revenues from operations and if it does not do so it will lose all of the funds that it expends on exploration. If Rockwell does not discover any mineral resource in a commercially exploitable quantity, its business will fail.

Despite exploration work on Rockwell’s mineral properties, Rockwell has not established that any of them contain any mineral reserves, nor is there any assurance that it will be able to do so. If Rockwell does not, its business will fail.

A mineral reserve is defined by the Securities and Exchange Commission in its Industry Guide 7 (which can be viewed over the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7) as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The probability of an individual prospect ever having a “reserve” that meets the requirements of the Securities and Exchange Commission's Industry Guide 7 is remote. If none of our current or future mineral resource properties contains any “reserve,” any funds that Rockwell spends on exploration will be lost.

Even if Rockwell discovers a mineral reserve, there can be no assurance that the related property will be developed.

Even if Rockwell eventually discovers a mineral reserve on one or more of its properties, there can be no assurance that it will be able to develop the properties into producing mines. Both mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines.

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade and other attributes of the mineral deposit, the proximity of the resource to infrastructure such as a smelter, roads and a point for shipping, government regulation and market prices. Most of these factors will be beyond Rockwell’s control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable.

– page 7 –

Mineral operations are subject to applicable law and government regulation. Even if Rockwell discovers a mineral resource in a commercially exploitable quantity, these laws and regulations could restrict or prohibit the exploitation of that mineral resource. If Rockwell cannot exploit any mineral resource that it might discover on our properties, its business may fail.

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. There can be no assurance that Rockwell will be able to obtain or maintain any of the permits required for the continued exploration of its mineral properties or for the construction and operation of a mine on its properties at economically viable costs. If Rockwell cannot accomplish these objectives, our business could fail.

Rockwell believes that it is in compliance with all material laws and regulations that currently apply to its activities but there can be no assurance that it can continue to do so. Current laws and regulations could be amended and the Company might not be able to comply with them, as amended. Further, there can be no assurance that Rockwell will be able to obtain or maintain all permits necessary for our future operations, or that it will be able to obtain them on reasonable terms. To the extent such approvals are required and are not obtained, Rockwell may be delayed or prohibited from proceeding with planned exploration or development of its mineral properties.

In addition, environmental hazards unknown to Rockwell which have been caused by previous or existing owners or operators of the properties may exist on the properties in which Rockwell holds an interest. Even if Rockwell relinquishes its licenses, it will still remain responsible for any required reclamation and rehabilitation of the properties.

Mineral exploration and development are subject to extraordinary operating risks. Rockwell does not currently insure against these risks. In the event of a cave-in or similar occurrence, Rockwell’s liability may exceed its resources, which would have an adverse impact on the Company.

Mineral exploration, development and production involve many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Hazards such as unusual or unexpected formations and other conditions are involved.

Rockwell’s operations will be subject to all the hazards and risks inherent in the exploration, development and production of resources, including liability for pollution, cave-ins or similar hazards against which it cannot insure against or which it may elect not to insure. Any such event could result in work stoppages and damage to property, including damage to the environment. Rockwell does not currently maintain any insurance coverage against these operating hazards. The payment of any liabilities that arise from any such occurrence would have a material, adverse impact on Rockwell.

Mineral prices are subject to dramatic and unpredictable fluctuations.

Rockwell expects to derive revenues, if any, from the extraction and sale of precious and base metals such as copper, nickel and cobalt. The prices of those commodities has fluctuated widely in recent years, and is affected by numerous factors beyond Rockwell’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of base and

– page 8 –

precious metals, and, therefore, the economic viability of any of Rockwell’s exploration projects, cannot accurately be predicted.

The mining industry is highly competitive and there is no assurance that Rockwell will continue to be successful in acquiring mineral claims. If Rockwell cannot continue to acquire properties to explore for mineral resources, it may be required to reduce or cease operations.

The mineral exploration, development, and production industry is largely unintegrated. Rockwell competes with other exploration companies looking for mineral resource properties and the resources that can be produced from them. However, the mining business operates in a worldwide market, and prices for minerals are derived from relatively pure market forces. Accordingly, competition to sell any metals or concentrates produced should not be an issue if metals prices warrant production

Rockwell competes with many companies possessing greater financial resources and technical facilities. This competition could adversely affect Rockwell’s ability to acquire suitable prospects for exploration in the future. Accordingly, there can be no assurance that Rockwell will acquire any interest in additional mineral resource properties that might yield reserves or result in commercial mining operations.

Risks Related to Rockwell

Rockwell is an exploration stage mining company with a history of operating losses and no assurance of revenues.

Rockwell is an exploration stage company whose operating history has been restricted to the acquisition and exploration of properties for mineral deposits. This does not provide a meaningful basis for an evaluation of Rockwell’s prospects if it ever determines that it has a mineral reserve and commences the construction and operation of a mine. Rockwell has, to date, no revenue from operations and a history of net losses resulting in an accumulated deficit of over $11.6 million at May 31, 2005.

Rockwell expects to continue to incur significant losses into the foreseeable future. There can be no assurance that Rockwell will be successful in finding an economic ore body, and therefore there can be no assurance that Rockwell will ever be able to earn revenues.

Rockwell requires additional financing in order to continue in business as a going concern, the availability of which is uncertain.

Rockwell requires additional financing to fund its operations. At May 31, 2005 working capital was approximately $0.5 million. Rockwell’s cash resources are currently not sufficient to continue operations at current levels. There can be no assurance that additional financing will be available to Rockwell when needed or, if available, that it can be obtained on commercially reasonable terms.

Any additional equity financing that Rockwell undertakes could be dilutive to existing shareholders, and any debt financing that Rockwell undertakes could involve restrictive covenants with respect to future capital raising activities and other financial and operational matters.

If Rockwell fails to raise sufficient financing to meet its ongoing cash needs, it will be forced to scale down or perhaps even cease the operation of its business, which may result in the loss of some or all of your investment in Rockwell’s common stock.

There is no guarantee of title to Rockwell’s properties.

– page 9 –

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

Surveys have not been performed on all the properties.

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

Some of Rockwell’s directors and officers serve on the boards of other exploration companies, which could potentially give rise to conflicts of interest.

Some of Rockwell’s directors and officers are engaged, and will continue to be engaged, in the search for additional business opportunities on their own behalf and on behalf of other companies. Situations may arise where these directors and officers will be in direct competition with Rockwell. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia). In order to avoid the possible conflict of interest which may arise between the directors’ duties to Rockwell and their duties to the other companies on whose boards they serve, the directors and officers of Rockwell have agreed that participation in other business ventures offered to the directors will be allocated between the various companies and on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate; no commissions or other extraordinary consideration will be paid to such directors and officers; and business opportunities formulated by or through the other companies in which the directors and officers are involved will not be offered to Rockwell except on the same or better terms as the basis on which they are offered to third party participants.

The loss of any of Rockwell’s key management employees could have a material adverse effect on Rockwell’s business.

The nature of Rockwell’s business and the Company’s ability to continue its exploration activities and to exploit any mineral reserves that it may find in the future depends, in large part, on Rockwell’s ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that Rockwell will be able to attract and retain such personnel. Rockwell’s development now and in the future will depend on the efforts of key management figures, such as Ronald W. Thiessen, Rockwell’s Chief Executive Officer, and Jeffrey R. Mason, Chief Financial Officer. The loss of any of these key people could have a material adverse effect on Rockwell’s business. Rockwell does not currently maintain key-man life insurance on any of its key employees.

One of Rockwell’s properties is located in Chile, and its operations there may be affected by varying degrees of political and economic uncertainties.

One of Rockwell’s properties is located in Chile, and mineral exploration and mining activities there may

– page 10 –

be affected in varying degrees by political stability and economic uncertainties. Operations also may be affected in varying degrees by government regulations with respect to restrictions on production, repatriation of profits, price controls, export controls, income taxes, expropriations or property, environmental legislation and mine safety. There can be no assurance that the current economic and political stability in Chile will continue throughout the period in which Rockwell is looking to explore the Ricardo Property or that government regulations will not be changed in a way that will adversely affect the Company’s operations in the country. Any shifts in political or economic conditions, and any changes to government regulations relating to the mining industry and foreign investors in Chile, are beyond the control of Rockwell and may adversely affect its business.

Absence of dividends.

Rockwell has paid no dividends on its shares since incorporation, and does not anticipate doing so in the foreseeable future.

Rockwell expects to be a passive foreign investment company, which could have consequences for U.S. investors.

Potential investors who are U.S. taxpayers should be aware that Rockwell expects to be a passive foreign investment company (“PFIC”) for the current fiscal year, that it may also have been a PFIC in prior years, and that it may also be a PFIC in subsequent years. If Rockwell is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of Rockwell. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Rockwell’s net capital gain and ordinary earnings for any year in which Rockwell is a PFIC, whether or not Rockwell distributes any amounts to its shareholders.

Rockwell’s stock is a penny stock. Trading of Rockwell’s stock may be restricted by the SEC's penny stock regulations which may limit a stockholder's ability to buy and sell Rockwell’s stock.

Because the market price for Rockwell’s shares is less than US$5.00, its securities are classified as “penny stock”. For transactions involving a penny stock, brokers or dealers are required to approve a previous account for penny stock transactions, which involves obtaining financial information concerning the investor and satisfying themselves that the investor has sufficient knowledge and experience to evaluate the risks associated with penny stock. The broker or dealer must also deliver certain information to investors on penny stock, including disclosure concerning the risks associated with penny stock, and must receive a written agreement from investors prior to the transactions. As a result of the penny stock restrictions, brokers or potential investors may be reluctant to trade in Rockwell’s securities, which may result in less liquidity for Rockwell’s stock.

NASD sales practice requirements may also limit a stockholder's ability to buy and sell Rockwell’s stock.

In addition to the "penny stock" rules promulgated by the Securities and Exchange Commission (see above for discussions of penny stock rules), the National Association of Securities Dealers has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have

– page 11 –

reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy Rockwell common stock, which may limit your ability to buy and sell Rockwell stock and have an adverse effect on the market for Rockwell shares.

Rockwell has a significant number of outstanding options and warrants, the exercise of which could result in significant equity dilution.

At August 31, 2005, Rockwell had a significant number of share purchase options (110,000) and warrants (35,900,000), which will likely act as an upside damper on the trading price range of Rockwell’s shares. The underlying shares issuable upon exercise of these securities represent approximately 38% of Rockwell’s currently issued shares.

– page 12 –

ITEM 4.           INFORMATION ON THE COMPANY

SUMMARY

A.	History and Development of Rockwell

1.	The legal name of the Registrant is “Rockwell Ventures Inc.”

2.
Rockwell was incorporated under the Company Act (British Columbia) (the predecessor legislation to the Business Corporations Act (British Columbia)) on November 10, 1988 under the name “Annabel Gold Mines Inc.”

3.
The company changed its name to “Carissa Mining Corporation” on January 24, 1994. On October 26, 1995, the company changed its name to “Rockwell Ventures Inc.”, consolidated its share capital on the basis of five shares to one and subsequently increased its authorized share capital to 200,000,000 Common Shares without par value.

4.	On December 29, 2004, Rockwell increased its authorized share capital to consist of an unlimited number of Common Shares without par value.

5.	The principal events in the development of Rockwell’s business since June 1, 2004, being the beginning of the most recently completed fiscal year, to August 31, 2005 are:

(i)
In November 2004, Rockwell entered into a Farmout Agreement with Amarc Resources Ltd. (“Amarc”), a company related by virtue of certain directors in common. Pursuant to the agreement with Amarc, Rockwell had to incur $600,000 in exploration expenditures to earn up to 50% interests in the Crystal and Hook exploration projects located in the Cariboo region of British Columbia, and in the M3, M4, M5, Tsil and Kalder exploration projects located in the Prince George region of British Columbia. In December 2004, Rockwell had earned its 50% interests in these properties. All of the projects are in areas prospective for porphyry gold-copper occurrences.

Drilling on the Crystal property yielded negative results and the property was allowed to lapse. Drilling on the Hook property also yielded negative results, and the Hook property was subsequently vended to Wildrose Resources Ltd., a company holding adjoining claims to the property, in consideration for Wildrose paying for the filing of assessment work and submitting a report to Amarc and Rockwell on the exploration potential of the consolidated claim group. Amarc and Rockwell will have an exclusive right for 45 days after receipt of the report to acquire an option to purchase an interest in the consolidated claim group. It has been decided that the Company will not acquire an interest in the consolidated claim group.

A total of 130 km of induced polarization surveys were performed on the properties in the Prince George region in 2004. A number of anomalies were identified, and the anomalies were tested with a total of eleven drill holes. As the drilling did not yield positive results, the properties will be allowed to lapse once the assessment credits have expired.

– page 13 –

For a period of 180 days after Rockwell had earned its working interest, Amarc had the exclusive right to purchase, at its option, Rockwell's earned interests for a number of Amarc common shares (or cash equivalent) valued at not less than 110% of the qualified expenditures incurred by or for the account of Rockwell to earn its interest. As at June 30, 2005, Amarc did not exercise its option to reacquire Rockwell’s interest on any of the properties. Consequently, Amarc’s right of call expired.

(ii)
In December 2004, Minera Ricardo Resources Inc. S.A., Rockwell’s wholly-owned subsidiary, received the results of an exploration drilling program at Rockwell’s Ricardo property, located near Calama, Chile. The exploration program was carried out by Rio Tinto Mining and Exploration Ltd. (“Rio Tinto”) pursuant to a letter of understanding entered into between Rockwell and Rio Tinto in January 2004. The letter of understanding contemplated that Rio Tinto could acquire a 100% interest in a majority of the claims which make up the Ricardo Property, by making annual option payments, spending US$4,000,000 on exploration on the property over four years and pay all property taxes and property maintenance costs. The exploration program included geological and geophysical compilation and drilling of eight holes totaling 2,296 meters in three areas. One hole was drilled by reverse circulation methods, and the others were a combination of reverse circulation collars and core drilling in bedrock. The first six holes were drilled on the western border of the property. Another hole was drilled within the an area known as the West Fissure Zone, and the last hole was drilled near the northeast corner of the property as a wildcat hole to test a wide, untested area. Rio Tinto concluded that none of these areas warranted further drilling, although targets associated with the West Fissure Zone remained. In January 2005, Rio Tinto terminated its letter of understanding with Rockwell in respect of the Ricardo property. Rockwell believes there are targets on the property that have not been tested, and plans to seek partners to carry out further exploration.

5.	Rockwell’s principal capital expenditures and material divestitures in the past three fiscal years ended May 31, 2005 are as follows:

			Exploration
			Expenditures
	Exploration		Expensed
	Expenditures	Mineral	(excluding	Mineral
	Deferred	Property	related stock-	Property
	(capitalized or	Acquisitions	based	Acquisitions
Year	invested)	Capitalized	compensation)	Expensed
2005	nil	nil	$920,902	nil
2004	nil	nil	$525,619	nil
2003	nil	nil	$482,256	nil

6.
The principal capital expenditures by property currently anticipated for the ensuing year, subject to the ability to finance from existing cash reserves and other sources of equity financing, are as follows:

– page 14 –

Exploration Expenditures
Ricardo Property	$ 274,000
M3, M4, M5, Tsil and Kalder projects	nil

B.      Business Overview

Ricardo Property

Rockwell’s Ricardo Property is located along the West Fissure fault in Chile. Large copper deposits have been discovered by other companies to the north and south of the Ricardo Property along the West Fissure fault. Although exploration on the Ricardo Property to date has not identified a deposit containing economic mineralization, Rockwell’s management remains optimistic that given its location, the Ricardo Property represents a property that warrants further exploration.

Hunter Dickinson Inc.

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect Rockwell or its predecessors during the year ended May 31, 2005 except as follows:

(a)
The Company does not have full-time management or employees. Hunter Dickinson Inc. ("HDI") provides management services to the Company, pursuant to a geological and administrative services agreement dated January 1, 2001 and included as Exhibit 4.1. HDI is one of the larger independent mining exploration groups in North America and as of August 31, 2005, employed or retained approximately 90 staff or service providers substantially on a full-time basis. Of these:

•	approximately 40% are professional technical staff (a large majority of whom have accreditation as a professional engineer or professional geoscientist);
•	approximately 15% are professional accountants (the majority of whom have professional accreditations); and
•	approximately 45% are administrative, office or field support personnel.

HDI has supervised mineral exploration projects throughout Canada and internationally in Brazil, Chile, the United States (Nevada and Alaska), Mexico and South Africa. HDI allocates the costs of staff input into projects based on time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDI staff costs and overhead) for amounts that are considered by the Company's management to be competitive with arm’s-length suppliers. The shares of HDI are owned equally by each of the participating corporations (including Amarc) as long as HDI services are being provided however such participant surrenders its single share at the time of termination of the “Services Agreement” described below. HDI is managed by the directors of Amarc and who are generally the controlling directors of the other corporate participants in the arrangements with of HDI.

C.      Organizational Structure

Rockwell is based in British Columbia, Canada. It has the following subsidiaries:

– page 15 –

a)	Minera Ricardo Resources Inc. S.A., an exploration-stage company organized pursuant to the laws of Chile, of which the Company owns a direct 99.9% partnership interest; and

b)	549949 BC Ltd., a wholly owned subsidiary incorporated under the laws of British Columbia which holds a 0.1% partnership interest in Ricardo

Rockwell holds its interest in the Ricardo Property in Chile through Minera Ricardo Resources Inc. S.A.

D.      Property, Plants and Equipment

Rockwell has no plant or equipment located on any of its properties.

Glossary: In this Annual Report on Form 20-F, the following terms have the meanings set forth herein:

A.      Geological Terms

Induced Polarization (IP) Anomaly
A geophysical feature, which is considered to be different in appearance from the typical survey results (background) when tested for levels of electro-conductivity. An IP anomaly may be indicative of mineralization.

Very Low Frequency Electromagnetic (VLF- EM) Survey
Method involves measurement of time varying low frequency electromagnetic fields in and over the earth, when these impinge on conducting formations or mineralized bodies at depth they produce currents that are measured at surface.

Magnetotelluric Survey	An electromagnetic survey in which natural electric (two horizontal component) and magnetic (three component) fields are measured.

Metallogenic Belt	Mineral deposits that occur in a particular geographic area or in a trend and are related in space or time to the regional geological features.

Porphyry
An igneous rock containing conspicuous crystals or phenocrysts in a fine-grained groundmass; also a type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage

Resistivity
An exploration method in which an electrical current is introduced into the ground by two contact electrodes and the potential differences are measured between any two other electrodes. Resistivity anomalies display the difference between fresh rock and rock in which metallic minerals or other changes have occurred.

Sulphide	A compound of sulphur with another element, typically a metallic element or compound.

– page 16 –

B.      Measurement

Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
meters	3.281	= feet
kilometers	0.621	= miles (5,280 feet)
grams	0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

Ricardo Property

On March 2, 1998, Rockwell received final approval from the TSX Venture Exchange to acquire 100% of the issued and outstanding shares of Minera Ricardo Resources Inc. S.A. (“Ricardo”), in exchange for 22,400,000 shares of Rockwell. Rockwell subsequently transferred a 0.1% interest in Ricardo to 549949 BC Ltd., Rockwell’s wholly-owned British Columbia subsidiary. Ricardo is the owner of 66 exploration and exploitation mining concessions covering an area of approximately 162.5 square km immediately south of the City of Calama, Chile (the “Ricardo Property”).

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

– page 17 –

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

The Corporación Nacional del Cobre de Chile (“Codelco”), the Chilean national copper company, is currently erecting housing and other infrastructure, as part of a relocation of its workers for its Chuquicamata project, in certain areas of the Ricardo Property. Rockwell believes this construction usurps Ricardo's constitutional mining rights. Accordingly, in order to preserve access to its mineral

– page 18 –

concessions, in November 2002 Ricardo applied for several easements on its Ricardo Property to prevent Codelco from further developing its construction project over Ricardo's mining rights. These matters are before the law courts of Chile.

Figure 2, below, illustrates the exploration and exploitation concessions controlled by Ricardo, covering an area of approximately 16,250 hectares:

The following is summarized from company files and reports.

Exploration Programs to Date

In 1988, Dr. Richard Baker and Jay Fuller acquired control of the Ricardo Property. A series of geological and geophysical programs, including limited drilling, were subsequently carried out on the property.

In July-December, 1991, Codelco drilled 10 vertical rotary holes and one vertical diamond drill hole in the western portion of the Ricardo concession area. Total depths of the 11 drill holes ranged from 167 to 606 meters. Five of the holes of the program failed to penetrate bedrock. Spot core and rotary hole samples of alluvial material contained erratic anomalous copper and zinc values.

– page 19 –

The six holes that reportedly drilled into bedrock at depths of 202 to 463 meters encountered biotite schist (metamorphic rocks), dacitic tuffs and breccias (rocks that have been broken up and re-cemented), and andesites (volcanic rock of intermediate composition). Summaries of geologic logs report abundant pyrite and traces of chalcopyrite (copper sulphide) within the biotite schist in the bottom 80 meters of RRD-2, and spotty weak copper and zinc values in volcanic units in other drill holes. RRD-10 contained “intense propylitic alteration (change to mineral assemblage including calcite, pyrite and iron oxides)” of andesite and dacite volcanic rocks and some pyrite in the bottom 202 meters of its 404 meters total depth. It was concluded that the hole had possibly penetrated an outer alteration/mineralization zone.

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

Six of the 11 Freeport holes that may have been drilled to bedrock encountered steep fault zones at their bottoms. Two of the other five holes were logged as having drilled into barren bedrock. All holes penetrated variable thicknesses of alluvium (ands and gravels) commonly underlain by conglomerates (rocks comprised of cemented pebbles). Bedrock was logged as rhyolite tuff, altered granite, aplite porphyry (fine grained granite with porphyry texture), coarse-grained porphyry, and biotite schist (metamorphic rocks). Subsequent studies conclude that a series of post-mineral (after mineralization) volcanic units may exist within and under the gravels, and that reported “bedrock” may actually be one or more of the late volcanics.

A number of Freeport drill hole samples contained anomalous copper and zinc values. These occurred in samples of rhyolite tuff, aplite porphyry, granite and altered porphyry and, in rare instances, overlying conglomerate fragments.

Detailed descriptions of Freeport drill hole RF-6 refers to bedrock as consisting of “leached capping” composed of “sheared, oxidized and leached, intensely altered, coarse-grained porphyry” as evidenced by rotary hole cuttings commencing at 138 meters and continuing to about 428 meters. This is an impressive thickness of alteration, although the fragments may be extraneous material within a thick section of fault gouge penetrated by the drill hole. If the cuttings are truly representative of bedrock, the area warrants additional drilling. It is also significant that the relatively shallow bedrock surface in RF-6 (138 meters) may indicate a buried topographic high related to a leached, and possibly mineralized, porphyry body.

Freeport contracted two geophysical studies in 1993 including compilation of a composite gravity map. The gravity study report describes a major graben structure (a depressed elongate block bounded by faults) striking northwest-southeast immediately north of the Ricardo mineral holdings. The southeast margin of the buried graben reportedly consists of “an extremely complex structural pattern”. This interpretation also postulated “two, possibly three, ridge-like horsts (an uplifted elongate block bounded by faults) extending north towards the deep basin” from the Ricardo property area. These may refer to topographic highs represented by the shallower bedrock assumed to have been penetrated in Freeport drill holes.

– page 20 –

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

The second phase of the INCO drilling program also consisted of six holes, five angled and one vertical combination, of rotary drilling above bedrock and claystone/limestone sediments, and coring below. All six were drilled approximately two to three kilometers east of Calama to test “irregular areas of high resistivity”. Four of the holes penetrated faulted andesitic volcanics, one hole intersected a short section of monzonite, and the sixth hole encountered clay-altered granite cut by quartz veins. A sample of the upper portion of the granite section contained a “high molybdenum/copper ratio”.

INCO contracted induced polarization (“IP”) and continuous magnetotelluric surveys to be conducted on the Ricardo property during the term of its exploration agreement. The IP survey, consisting of 16.2 line kilometers, encountered difficulties with highly conductive overburden and caliche (gravel, soil and alluvium cemented with sodium salts). However, the contractor concluded that the survey successfully:

*	located the West Fissure zone in all survey models
*	distinguished between false anomalies caused by gravels from true anomalies
*	identified areas of underlying dacitic tuffs
*	correlated a phase anomaly with pyrite/Chalcopyrite penetrated in a drill hole
*	detected “a very interesting IP anomaly” in the south-central portion of the property at a depth of 300 to 600 meters.

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

In February 2000, Rockwell entered into a letter of intent (the “Letter of Intent”) for an option to purchase agreement on its Ricardo Property with Empresa Minera de Mantos Blancos S.A. (“Mantos Blancos”), a

– page 21 –

subsidiary of Anglo-American PLC, and Ricardo, by then a wholly owned subsidiary of Rockwell. The Letter of Intent was superseded by a formal Option to Purchase Agreement dated March 8, 2000 (the “Option to Purchase Agreement”). The terms of the Option to Purchase Agreement called for Mantos Blancos to pay up to US$7 million over a five year period and a 1.5% net smelter royalty (“NSR”) if the property was put into production. In addition, up to US$5 million had to be spent by Mantos Blancos during the five-year period on exploration and property development. Mantos Blancos also agreed to pay all sustaining fees and taxes related to the Ricardo Property starting in March 2000, and for the duration of the Option to Purchase Agreement, subject to a 90-day termination clause.

In July 2000, Mantos Blancos terminated its Option to Purchase Agreement on the Ricardo Property after having completed a 16-drill hole program on a small section of the Property to depths of up to 250 meters.

In January 2004, Ricardo signed a Letter of Understanding with Rio Tinto Mining and Exploration Ltd. (“Rio Tinto”), which contemplated the acquisition by Rio Tinto of a 100% interest in a majority of the claims which make up the Ricardo Property. Rio Tinto was to earn its interest under the Letter of Understanding by making annual option payments over a four year period, totalling US$6 million, as well as paying all property taxes and property maintenance costs for the duration of the agreement. To keep the option in good standing, Rio Tinto was also required to spend US$4 million on exploration on the property during the four years. Rio Tinto committed to an initial option payment of US$150,000 and exploration expenditures of US$250,000 including 2,000 metres of drilling in the first year. Rockwell was to retain a 1% NSR, with Rio Tinto also having the option to purchase the first 0.5% of the NSR for US$5 million and the remaining 0.5% of the NSR for US$7 million.

From April to June 2004, Rio Tinto carried out an exploration program at Ricardo comprising 8 vertical drill holes, totaling 2,296 meters, including holes drilled fully by reverse circulation rigs and holes that were drilled by reverse circulation (RC) rigs in the upper part and by core rigs in the lower part. Six holes were drilled in the western border of the property to test the possible southeastward extension of the Opache mineralized system on an adjacent property, and to test an area of pyritic mineralization indicated in previous holes by Anglo American. Four holes intersected weakly altered andesite. It is not expected that a significant zone of porphyry mineralization is located in the vicinity. One hole intersected strongly altered andesite with 2-5% pyrite mineralization and weak quartz veining, confirming the likelihood that porphyry mineralization is present on the adjacent property. The sixth hole did not intersect mineralization.

The seventh hole was drilled within the West Fault Zone to test the possible southwestward extension of an altered intrusion hosting pyritic mineralization that had been intersected in a previous hole by INCO. It tested a horst block between the east and west faults within the West Fault system, and intersected unaltered Paleozoic rocks. Although Rio Tinto concluded that the alteration system was closed off by the hole, Rockwell’s consultant believes that the hole may be on the east side of the most favorable part of the West Fault corridor, so further potential exists in this area.

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

– page 22 –

Rio Tinto concluded that none of these areas warranted further drilling, although targets associated with the West Fissure Zone remained. In January 2005, Rio Tinto terminated its Letter of Understanding with Rockwell in respect of the Ricardo Property.

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

The oldest units in the area are Paleozoic metamorphosed sedimentary and intrusive rocks; intrusions are associated with copper occurrences. Triassic conglomerates and arenites (sedimentary rocks), and rhyolitic to andesitic breccias, tuffs and flows (volcanic rocks) overlie the Paleozoic sedimentary and intrusive rocks. From drill hole information, it has been determined that volcanic rocks of dacite composition are the dominant rock type to the east of the West Fault system in the Ricardo area. These units are overlain by Jurassic and Lower Cretaceous sedimentary rocks, then Upper Cretaceous conglomerates and arenites with intercalated volcanic units. The latter two units are not present in the Ricardo area. Here the main unit is Lower Cretaceous porphyritic andesite, with intercalated dacites and andesitic breccias, and this is the dominant unit west of the West Fault Zone. Chuquicamata Porphyry Complex, Toki Cluster and Opache Porphyry and other intrusions in this area are of Eocene and Oligocene age. The sequence was also uplifted and eroded, forming alluvial fan and fluvial sedimentary deposits known in the area as the Calama Formation. These units are covered by Miocene clays, limestones and gravels in the Ricardo area. There is no outcrop on the property.

Sampling Method and Approach

Seven drilling campaigns have been completed.

Doña Inés drilling campaign

Drilling was accomplished with a rotary Failing drill rig. Cuttings were recovered for 9 meter intervals in the post-mineral sedimentary section and for 3 meter intervals in bedrock. At the bottom of each hole a 2 to 3 meter spot core was taken. An exception was hole R-17, which was deepened for 63 meters with continuous core. None of the Doña Inés samples is available at Minera Ricardo’s warehouse in Calama. No information is available about sample preparation procedures. Only samples from bedrock were analyzed for Total copper, Soluble copper, and molybdenum. Spot cores were also analyzed for gold, silver, lead and zinc. No information is given on analytical methods neither the laboratory used for these assays.

Codelco drilling campaign

No information is given in Codelco’s report about sampling procedures during their campaign. All the

– page 23 –

holes were vertical, and most were drilled by conventional tricone and down-the-hole hammer techniques; some of the holes also included continuous core intervals or localized spot core at different depths. Samples from this program are not available at Minera Ricardo’s warehouse in Calama. No information is given in Codelco’s report about sample preparation procedures. Elements assayed were copper, molybdenum and locally lead, zinc and arsenic. No information is given on analytical methods neither the laboratory used for these assays.

Freeport drilling campaign

No information is given in Freeport’s report about sampling procedures during their campaign. All the holes were vertical and drilled with tri-cone rotary bits but included some continuous core intervals and localized spot cores at different depths. Cuttings and core samples are available at Minera Ricardo’s warehouse in Calama. No information is available about sample preparation procedures. Samples were assayed for copper and in most holes for zinc at the Alfred H. Knight International laboratory in Antofagasta.

INCO drilling campaign

No information is given in INCO’s report about sampling procedures during their two campaigns. In the first campaign all the holes were vertical and are thought to have been drilled with tri-cone rotary bits. The second campaign included only vertical and angle diamond drill holes. Samples in bedrock were taken at 2.0 to 5.0 m intervals. Cuttings and core samples are available at Minera Ricardo’s warehouse in Calama. No information is given in INCO’s report about sample preparation procedures. Elements systematically assayed in bedrock were copper, molybdenum and zinc. Only a few samples from the post-mineral sedimentary section were assayed by the same elements. Most of the assaying was done apparently at a CGS laboratory in Chile and some multielement assays were run at INCO’s laboratories. No information is given on analytical methods used.

Mantos Blancos drilling campaign

No information is given in Mantos Blancos’ report about sampling procedures during their campaign. All the holes were vertical and were drilled with conventional down the whole hammer techniques. Cuttings were taken and stored in plastic cutting boxes available at Minera Ricardo’s warehouse in Calama. No information is given in Mantos Blancos’ report about sample preparation procedures. T Cu and Mo were assayed systematically on 2 meter intervals along the bedrock section of each hole. In most of the holes one every 10 samples were also assayed for Pb, Zn, Ag and Au. Overlying post-mineral sediments were not assayed except in two holes. No information is given on analytical methods neither the laboratory used for these assays.

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

– page 24 –

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

Plan of Operation

Drilling programs have tested a number of areas on the Ricardo Property. However, Rockwell believes that a significant potential remains in along the West Fault system in the central part of the property.

A drilling program, consisting of a minimum of four to six angled holes, totaling 2,000 meters, along two east-west lines (denoted as Target 1 and Target 2 in Figure 3) across the West Fault are proposed to fully test this area. The program would cost approximately US$270,000. Rockwell is seeking a new partner to carry out exploration on the Ricardo property.

– page 25 –

British Columbia Properties

In November 2004, Rockwell entered into a Farmout Agreement with Amarc Resources Ltd. (“Amarc”), a company related by virtue of certain directors in common. Pursuant to the agreement with Amarc, Rockwell had to incur $600,000 in exploration expenditures to earn up to 50% interests in the Crystal and Hook projects located in the Cariboo region of British Columbia, and in the M3, M4, M5, Tsil and Kalder projects located in the Prince George region of British Columbia. The companies could then either form a joint venture to jointly fund further exploration on the projects, or Amarc could purchase all or any of Rockwell's earned interests in the projects for the fair value of those interests in cash or shares, as valued at the time of acquisition. In December 2004, Rockwell earned its 50% interests in these properties. All of the projects are in areas prospective for porphyry gold-copper occurrences.

Crystal is located 30 kilometers from 100 Mile House and Hook is near the town of Likely. Preliminary ground surveys, consisting of geological mapping, geochemical sampling and geophysical surveys, were carried out by Amarc prior to the Amarc/Rockwell agreement. Reconnaissance drilling performed under the Amarc/Rockwell agreement on the Crystal property yielded negative results and the property was allowed to lapse. Reconnaissance drilling on the Hook property also yielded negative results, and the Hook property was subsequently vended to Wildrose Resources Ltd., a company holding adjoining claims to the property, in consideration for Wildrose paying for the filing of assessment work and submitting a report to Amarc and Rockwell on the exploration potential of the consolidated claim group. Amarc and Rockwell had an exclusive right for 45 days after receipt of the report to acquire an option to purchase an interest in the consolidated claim group. A decision has been made not to acquire an interest in the consolidated claim group.

The M3 to M5 properties, located north of Prince George, were staked by Amarc in 2004. Preliminary geophysics was carried out on M3 and M4 by Amarc. The Tsil and Kalder properties are located north of Fort St James. Amarc carried out preliminary geophysical surveys prior to the Amarc/Rockwell agreement. A number of anomalies were identified and tested by a total of eight drill holes in early 2005. An evaluation of these results has been completed and the results do not warrant further exploration by the Company. The Company has reviewed its potential joint venture status on the properties. The properties will be held on assessment credits, and allowed to lapse at the end of the assessment periods.

Amarc had the option to buy back Rockwell’s interest at any time up to June 30, 2005 (the right of “Call”), by paying a mutually-agreed upon price of at least $660,000 in cash or the equivalent in Amarc shares. Amarc allowed this option to lapse unexercised.

– page 26 –

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of Rockwell’s financial condition and results of operations for the three years ended May 31, 2005 should be read in conjunction with the Company’s consolidated financial statements and related notes included in this annual report. The consolidated financial statements included in this annual report were prepared in accordance with Canadian GAAP. For a reconciliation of the consolidated financial statements to US GAAP, see note 12 to the consolidated financial statements.

Overview

Rockwell is an exploration stage company whose operating history has been restricted to the acquisition and exploration of properties for mineral deposits. It has not earned any revenues to date. In management's opinion, given that the nature of the Company's business, meaningful financial information consists primarily of the Company's liquidity and solvency.

Going Concern

Rockwell’s consolidated financial statements are prepared on the basis that it will continue operations as a going concern. However, the Company has no revenues and has incurred operating losses since inception. The ability for the Company to continue as a going concern depends on its ability to develop profitable operations and to continue to raise adequate financing to fund exploration activities on its properties. There can be no assurance that the Company will be able to secure the necessary financial resources, nor achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, it will be required to curtail its operations and exploration activities. Furthermore, failure to continue as a going concern may result in the Company not being able to realize the carrying value of its projects and could result in potential losses to the Company’s shareholders. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis, which would differ significantly from the going concern basis.

Critical Accounting Policies

Rockwell’s consolidated financial statements are prepared in accordance with Canadian GAAP and reconciled to US GAAP. Amounts are presented in Canadian dollars unless otherwise indicated. Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests, determination of asset retirement obligations and the assumptions used in determining stock-based compensation expense. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates. During the fiscal period ended May 31, 2005, the Company did not adopt any new accounting policy that would have a material impact on the consolidated financial statements, nor did it make changes to existing accounting policies.

The following critical accounting policies affect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:

(a)      Mineral property interests

The acquisition costs of mineral properties are deferred until the property is placed into production, sold, or abandoned, or when management has determined that there has been an impairment in value.

– page 27 –

Acquisition costs which have been deferred will be amortized on a unit-of-production basis, over the estimated useful life of the related property following the commencement of production, or written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreed terms for the mineral property interest. Costs for properties to which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred, or until a feasibility study has determined that the property is capable of economic commercial production.

Exploration costs and option payments are expensed in the period incurred. Recoveries are recorded in the period received.

Administrative expenditures are expensed in the period incurred.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

The amount shown for mineral property interests represents acquisition costs incurred to date and does not necessarily reflect present or future values, as they are entirely dependent upon the economic recoverability of current and future ore reserves, of which the Company currently has none.

Under US GAAP, mineral property expenditures are expensed as incurred. Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs. Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred. Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced. Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

(b)      Asset retirement obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the long-lived assets. The Company also records a corresponding asset which is amortized over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

Under US GAAP, Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) requires companies to record the fair value of the liability for closure and removal costs associated with the legal obligations upon the retirement or removal of any tangible long-lived assets effective June 1, 2003. Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and depreciated over its estimated useful life.

– page 28 –

For Canadian GAAP purposes, effective June 1, 2004, the Company adopted the provisions of CICA HB 3110 which are substantially similar to those of SFAS 143. HB 3110 requires the recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. The adoption of this standard in the current year has no effect on amounts previously presented.

The Company has determined that there are no material differences in the measurement and presentation of asset retirement obligations between Canadian GAAP and US GAAP as at May 31, 2005 and 2004.

(c)      Marketable securities

Under Canadian GAAP, short-term marketable securities are carried at the lower of aggregate cost or current market value, with any unrealized loss included in the statements of operations. Long-term investments are carried on the cost or equity basis and are only written down when there is evidence of a decline in value that is other than temporary.

Under US GAAP, Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) requires that certain equity investments must be classified into available-for-sale or trading securities and carried at fair market value. Any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized for available-for-sale securities, and included in earnings for trading securities. Under SFAS 115, for the year ended May 31, 2005 there is no difference between the Canadian and the US GAAP (2004 – unrealized gain of $4,650; 2003 – unrealized loss of $7,200) in the Company’s investment in marketable securities.

(d)      Stock-based compensation

The Company records all stock-based payments granted using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable, and are charged to operations over the vesting period, with an offsetting amount to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

Under US GAAP, Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) encourages companies to establish a fair market value based method of accounting for stock-based compensation plans. Accounting Principles Board Opinion No. 25 (“APB 25”) permits the measurement of compensation cost for stock options as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price. The Company has chosen to account for stock-based compensation under SFAS 123.

New accounting and disclosure standards were introduced under Canadian GAAP for the fiscal year ending May 31, 2003. Accordingly, there were differences in the treatment by the Company with respect to stock-based compensation under US GAAP and Canadian GAAP for the year ended May 31, 2003. However, no stock-based compensation was recorded as the fair value of stock options issued during 2003 was immaterial.

– page 29 –

A.     Results of Operations

Rockwell’s annual and quarterly operating results are primarily affected by the level of exploration activity associated with its mineral property interests. Economic factors such as foreign exchange fluctuations, mineral prices and regulatory development may also affect the Company’s operating results and the volatility of the trading price of its common stock. To management’s knowledge, there are no governmental, economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the Company’s operations or investments by the Company’s U.S. shareholders. Inflationary factors have not had a material impact on the Company’s operating results for fiscal 2005, 2004 or 2003. The Company’s results of operations are summarized below:

	Year ended May 31
	2005	2004	2003
EXPENSES
Exploration
Foreign exchange loss (gain)
Legal, accounting and audit
Office and administration
Shareholder communications
Stock-based compensation – administration
Stock-based compensation – exploration
Travel and conferences
Trust and filing	$ 920,902 3,105 80,078 285,618 19,896 6,534 4,979 30,293 22,795	$ 525,619 (34,856) 48,402 325,178 16,987 300,812 144,208 49,325 33,139	$ 482,256 (12,936) 25,297 242,081 55,519 – – 34,125 8,734
TOTAL EXPENSES	1,374,200	1,443,670	848,012
Interest income Loss (gain) on sale of marketable securities Write-down of marketable securities	(17,854) (6,138) 135,486	(28,151) (9,645) 25,000	(2,368) – 21,600
LOSS FOR THE PERIOD	$ 1,485,694	$ 1,396,018	$ 854,308

Year ended May 31, 2005 (fiscal 2005) versus year ended May 31, 2004 (fiscal 2004)

The loss for fiscal 2005 increased to $1,485,694 from $1,396,018 in the previous year due to an increase in exploration expenses and a write down of marketable securities. This loss was partially offset by a decrease in stock-based compensation in fiscal 2005.

Exploration expenses (excluding exploration-related stock-based compensation) were $920,902 in fiscal 2005 compared to $525,619 in fiscal 2004. The exploration expenses incurred in fiscal 2005 consisted mainly of $600,000 on the British Columbia properties pursuant to the Company’s farmout agreement with Amarc Resources Ltd., and $279,300 on the Ricardo Property. Exploration expenses incurred in fiscal 2004 were $752,897 for the Royce Claims, which was subsequently terminated, $272,470 on the Ricardo Property, and $200,000 in drilling expenses pursuant to the Company’s farmout agreement with Taseko Mines Limited. Exploration expenses in fiscal 2004 were offset by a recovery of $480,500 and proceeds of $220,000 on the disposal of the interest earned pursuant to the farmout agreement with Taseko Mines Limited.

– page 30 –

Write-down of marketable securities increased to $135,486 in fiscal 2005 from $25,000 in fiscal 2004 due to the decline in the value of Taseko Mines Limited common shares held by the Company as marketable securities. Stock-based compensation decreased to $11,513 in fiscal 2005 from $445,020 in fiscal 2004 due to a decrease in the number of options granted during fiscal 2005 (120,000) compared to fiscal 2004 (5,065,500).

Related Party Transactions – Fiscal 2005

Hunter Dickinson Inc. (“HDI”) is a private company with certain directors in common with the Company that carries out investor relations, geological, corporate development, administrative and other management services for, and incurs third party costs on behalf of the Company, on a full cost-recovery basis.

Costs for services rendered by HDI to the Company decreased to $163,317 in fiscal 2005, compared to $362,377 in fiscal 2004 due to a decrease in administrative activities.

During fiscal 2005, the Company paid $1,060 to Gordon J. Fretwell Law Corporation, a private company controlled by a director of the Company, for legal services.

During the year ended May 31, 2005, the Company paid $16,164 to Euro-American Capital Corporation, a private company controlled by a director of the Company.

Year ended May 31, 2004 (fiscal 2004) versus year ended May 31, 2003 (fiscal 2003)

Loss for the year increased to $1,396,018 in fiscal 2004 from $854,308 in fiscal 2003 due primarily to the effect of $445,020 of stock-based compensation expensed during 2004.

Exploration expenses (excluding exploration-related stock-based compensation) totaled $525,619 in fiscal 2004, including $752,897 spent on the Royce Claims, $272,470 spent on the Ricardo Property, and $200,000 in drilling pursuant to the Farmout Agreement with Amarc Resources Ltd. dated November 25, 2004. These exploration expenses were offset by a recovery of $480,500 and proceeds of $220,000 on the disposal of the interest earned in the Hook property, located in the Cariboo region of British Columbia, pursuant to the Farmout Agreement.

Costs on the Royce claims consisted, primarily, of $202,056 on drilling, $182,316 on geological wages and services, $151,524 on helicopter transportation and $140,788 on various site activities (camp and drill support). Drilling at Royce did not meet the Company’s exploration objectives and the option was terminated. At Ricardo, work during 2004 consisted of monitoring of the exploration program and costs were similar to that in 2003.

Administrative costs increased to $473,031 in fiscal 2004 from $365,756 in fiscal 2003 due primarily to the increased activity of Rockwell, especially during the execution of the Royce exploration program. This caused office and administration expenses to increase to $325,178 from $242,081 in the previous fiscal year. Shareholder communications decreased to $16,987 in fiscal 2004 from $55,519 in fiscal 2003. Costs were higher in 2003 due to the shareholder communications efforts related to the Haut Plateau property, located in Quebec, Canada. Legal, accounting and audit increased to $48,402 in fiscal 2004 from $25,297 in fiscal 2003 due to increased regulatory compliance costs.

Stock-based compensation increased to $445,020 in fiscal 2004 from $nil in fiscal 2003 due to an increase in the number of options granted during 2004 (5,065,500) over 2003 (60,000) and the general

– page 31 –

increase in Rockwell's stock price during the year. Interest income increased to $28,151 in fiscal 2004 from $2,368 in fiscal 2003 due to higher cash balances on hand. There was a gain on the sale of marketable securities of $9,645 in fiscal 2004 due to the sale of Rockwell's portfolio holdings of Geostar Metals Inc.

B.      Liquidity and Capital Resources

Overview

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing, when the financing is not transaction specific, is always uncertain. There can be no assurance of continued access to significant equity funding.

Working Capital

At May 31, 2005, Rockwell had working capital of approximately $551,000 as compared to working capital of approximately $1.86 million at May 31, 2004, and a working capital deficiency of $134,247 at May 31, 2003. The decrease in working capital between fiscal 2005 and fiscal 2004 was due to exploration activities conducted.

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

At May 31, 2004, the Company was committed to incur approximately $610,000 in qualifying Canadian exploration expenditures prior to December 31, 2004, pursuant to a flow-through private equity placement in December 2003. In December 2004, this commitment was fully discharged.

Management estimates that approximately $480,000 will be needed to maintain its corporate status and assets over the ensuing 12-month period, excluding property activities. The Company’s working capital is sufficient to fund its known commitments.

Financial Instruments

Rockwell financed its activities from fiscal 2000 through fiscal 2005 primarily through the issuance of equity shares by way of private placement. Rockwell keeps its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals.

C.      Research and Development, Patents and License, etc.

Not applicable.

– page 32 –

D.      Trend Information

As a natural resource exploration company, Rockwell’s activities reflect the traditional cyclical nature of metal prices. Consequently, the Company’s business is primarily an “event-driven” business based on exploration results.

The Company does not have any properties on which mineral resources or reserves have been outlined. The Company’s Ricardo property has the potential to host copper deposits. The trading prices of copper has been increasing for more than two years because of rising demand. Copper averaged US$0.81/lb in 2003, US$1.30/lb in 2004 and has averaged US$1.56/lb to mid September 2005.

The Company will continue to make expenditures in fiscal 2006 to keep its Ricardo property in good standing, as discussed in Items 4.B and 4.D of this Annual Report. These expenditures will result in a decrease in the Company's cash and working capital position unless further equity financings are completed during 2006, and there is no assurance that the Company will be successful in acquiring such financing.

E.      Off-Balance Sheet Arrangements

Rockwell does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.      Tabular Disclosure of Contractual Obligations

As at May 31, 2005, Rockwell did not have any of the following types of contractual obligations: long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations, or any other long term liabilities required to be reflected on its balance sheet under Canadian GAAP.

Payment due by period
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Long-Term Debt Obligations	–	–	–	–	–
Capital (Finance) Lease Obligations	–	–	–	–	–
Operating Lease Obligations (Office Lease)	–	–	–	–	–
Purchase Obligations	–	–	–	–	–
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	–	–	–	–	–
Total	–	–	–	–	–

– page 33 –

G.      Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and F above.

– page 34 –

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management

Period a Director of the
Name, Position and Place of Residence	Position	Issuer
Rene G. Carrier	Director	since April 1993
North Vancouver, Canada

Scott D. Cousens	Director	since November 2000
Vancouver, Canada

Robert A. Dickinson	Chairman of the Board and	since November 2000
Lions Bay, Canada	Director

Gordon J. Fretwell	Director	since March 1998
West Vancouver, Canada

Jeffrey R. Mason	Chief Financial Officer,	since November 2000
Vancouver, Canada	Secretary and Director

Ronald W. Thiessen	President, Chief Executive	since November 2000
West Vancouver, Canada	Officer and Director

Douglas B. Silver	Director	since March 1998
Englewood, United States of America

Principal Occupation of Current Management of Rockwell

RENE G. CARRIER – Director

Mr. Carrier is a past Vice-President of Pacific International Securities Inc. for ten years, where he worked until 1991. Since that time he has been President of Euro-American Capital Corporation, a private company which specializes in restructuring and raising venture capital funds for junior companies.

Mr. Carrier is an officer and/or director of the following public companies: International Royalty Corporation, Lead Director (June 2003 to present); Chartwell Technology Inc., Director (June 1991 to present); Continental Minerals Corporation, Director (February 2001 to present); Quartz Mountain Resources Ltd., Director (January 2000 to present); Rockwell Ventures Inc., Director (April 1993 to present) and President (April 1993 to November 2000).

– page 35 –

SCOTT D. COUSENS - Director

Scott D. Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus for the past 14 years has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors.

Mr Cousens is a director of Hunter Dickinson Inc. Mr. Cousens is, or was within the past 5 years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present); Anooraq Resources Corporation, (September 1996 to present); Continental Minerals Corporation, Director (November 1995 to present); Farallon Resources Ltd., Director (December 1995 to present); Great Basin Gold Ltd., Director (March 1993 to present); Northern Dynasty Minerals Ltd., Director (June 1996 to present); Rockwell Ventures Inc., Director (November 2000 to present); and Taseko Mines Limited, Director (October 1992 to present).

ROBERT A. DICKINSON, B.Sc., M.Sc. – Chairman of the Board and Director

Robert A. Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 36 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past 5 years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (April 1993 to present), Chairman (April 2004 to present), Co-Chairman (September 2000 to April 2004), President (September 1995 to September 2000), Chief Financial Officer (September 1995 to September 1998) and Chief Executive Officer (September 1998 to September 2000); Anooraq Resources Corporation, Director (November 1990 to September 2004 and October 2004 to present), Chairman (April 2004 to September 2004), Co-Chairman (September 2000 to April 2004 and October 2004 to present), President (September 1996 to September 2000), Chief Financial Officer (September 1996 to February 1999) and Chief Executive Officer (February 1999 to September 2000); Continental Minerals Corporation, Director (June 2004 to present), Chairman (June 2004 to present), President (November 1995 to September 2000), Chief Financial Officer (June 1993 to June 1998), Chief Executive Officer (June 1998 to September 2000); Farallon Resources Ltd., Director (July 1991 to present), Chairman (April 2004 to September 2004), Co-Chairman (September 2000 to April 2004 and September 2004 to present) and Chief Executive Officer (December 1995 to September 2000); Great Basin Gold Ltd., Director (May 1986 to present), Chairman (April 2004 to present), Co-Chairman (September 2000 to April 2004), President (May 1986 to September 2000), Chief Executive Officer (November 1998 to September 2000), Chief Financial Officer (May 1986 to June 1998); Northern Dynasty Minerals Ltd., Director (June 1994 to present), Chairman (April 2004 to present), Co-Chairman (November 2001 to April 2004), Chief Executive Officer (May 1997 to November 2001); Rockwell Ventures Inc., Chairman and Director (November 2000 to present); Taseko Mines Limited, Director (January 1991 to present), Chairman (April 2004 to present), Co-Chairman (September 2000 to April 2004), President (January 1991 to September 2000), Chief Financial Officer (January 1991 to November 1998), Chief Executive Officer (November 1998 to

– page 36 –

September 2000), (including Co-Chairman and Director of Gibraltar Mines Ltd. a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited).

GORDON J. FRETWELL, B.Comm. L.L.B. – Director

Gordon J. Fretwell holds a B.Comm, degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past 5 years, an officer and/or director of the following public companies: Bell Resources Corporation, Director and Secretary (September 1998 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (February 2001 to present); Copper Ridge Explorations Inc., Director and Secretary (August 1999 to present); Foran Mining Corp., Director (February 1998 to March 2000); Grandcru Resources Corporation, Director (December 2002 to present); Ialta Industries Inc., Director (October 1999 to February 2000); Icon Industries Ltd., Officer (December 2000 to present), Director (July 2004 to present); Pine Valley Mining Corporation, Director (August 2003 to present); Quartz Mountain Resources Ltd., Director (January 2003 to present); Rockwell Ventures Inc., Director (March 1998 to present); Tri-Alpha Investments Ltd., Director and Secretary (July 2001 to 2003); Quicksilver Ventures Inc., Director and Secretary (February 2004 to present); and Northern Dynasty Minerals Ltd., Director (June 2004 to present).

JEFFREY R. MASON, B.Comm, CA – Chief Financial Officer, Secretary and Director

Jeffrey R. Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies for which Hunter Dickinson Inc. provides services.

Mr. Mason is, or was within the past 5 years, an officer and or director of the following public companies: Amarc Resources Ltd., Secretary and Director (September 1995 to present), Treasurer (September 1995 to September 1998) and Chief Financial Officer (September 1998 to present); Anooraq Resources Corporation, Director (April 1996 to September 2004), Treasurer (September 1996 to February 1999), Chief Financial Officer (February 1999 to present), Secretary (September 1996 to present); Continental Minerals Corporation, Secretary (November 1995 to present), Treasurer (November 1995 to June 1998), Chief Financial Officer (June 1998 to present) and Director (November 1995 to present); Farallon Resources Ltd., Secretary (December 1995 to present), Chief Financial Officer (December 1997 to present) and Director (August 1994 to present); Great Basin Gold Ltd., Director (February 1994 to present), Secretary (February 1994 to present), Chief Financial Officer (June 1998 to present), Treasurer (February 1994 to June 1998); Northern Dynasty Minerals Ltd., Secretary (June 1996 to present), Director (June 1996 to present), Chief Financial Officer (June 1998 to present), Treasurer (May 1997 to June 1998); Rockwell Ventures Inc., Chief Financial Officer and Director (November 2000 to present); Taseko Mines Limited, Secretary (February 1994 to present), Chief Financial Officer (November 1998 to present), Director (March 1994 to present),

– page 37 –

and Treasurer (March 1994 to November 1998), and (including Chief Financial Officer, Secretary and Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited).

DOUGLAS B. SILVER – Director

Douglas B. Silver, the president and owner of Balfour Holdings Inc., holds a Bachelor of Geology and Zoology degree from the University of Vermont and a Masters degree in Economic Geology from the University of Arizona. Mr. Silver, who is based in Englewood, Colorado, has had twenty years of professional experience in the base and precious metals industry ranging from exploration geologist to activities in the areas of corporate business development, capital raising and investor relations.

Mr. Silver is, or was within the past years, an officer and/or director of the following public companies: Rockwell Ventures Inc., Director (March 1998 to present).

RONALD W. THIESSEN, CA – Chief Executive Officer, President and Director

Ronald W. Thiessen is a Chartered Accountant and has for the past several years served as a director and/or officer of several publicly-traded mineral exploration, development, and mining companies. Mr. Thiessen provides services to Hunter Dickinson Inc., a company providing management and administrative services to several publicly traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past 5 years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present), President and Chief Executive Officer (September 2000 to present); Anooraq Resources Corporation, Director (April 1996 to present), President and Chief Executive Officer (September 2000 to present); Continental Minerals Corporation, Director (November 1995 to present), President and Chief Executive Officer (September 2000 to present); Farallon Resources Ltd., Director (August 1994 to present), President and Chief Executive Officer (September 2000 to September 2004), Co-Chairman (September 2004 to present); Great Basin Gold Ltd., Director (October 1993 to present), President and Chief Executive Officer (September 2000 to present); Northern Dynasty Minerals Ltd., President and Chief Executive Officer (November 2001 to present), Director (November 1995 to present); Rockwell Ventures Inc., President and Chief Executive Officer (November 2000 to present); Taseko Mines Limited, Director (October 1993 to present), President and Chief Executive Officer (September 2000 to present), (including Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited.); Casamiro Resource Corp., President and Director (February 1990 to August 2002).

B.      Compensation

During Rockwell’s financial year ended May 31, 2005 the aggregate direct remuneration paid or payable to the Company’s directors and senior officers by the Company and its subsidiaries, all of whose financial statements are consolidated with those of Rockwell, was $57,702. This figure includes any portion of remuneration received by the named person as an officer or employee of Hunter Dickinson Inc. that is attributable to Rockwell’s affairs.

– page 38 –

Ronald W. Thiessen, President, Chief Executive Officer and a director of Rockwell, and Jeffrey R. Mason, Chief Financial Officer and a director of Rockwell, are the “Named Executive Officers” of Rockwell for the purposes of the following disclosure.

The compensation paid to the Named Executive Officers during Rockwell’s three most recently completed financial years is as set out below:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Ronald W. Thiessen President, Chief Executive Officer and Director	2005 2004 2003	$10,834 $20,693 $10,928	Nil Nil Nil	Nil Nil Nil	Nil 500,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason Chief Financial Officer and Director	2005 2004 2003	$ 8,418 $15,612 $ 7,262	Nil Nil Nil	Nil Nil Nil	Nil 500,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

No share options were granted to the Named Executive Officers during the year ended May 31, 2005.

No share options were exercised by the Named Executive Officers during the year ended May 31, 2005.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no compensatory plans or arrangements with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s responsibilities following a change in control.

Compensation of Directors

During calendar 2004, each director of the Company whether or not an executive officer was paid an annual director’s fee of $2,400 and an additional fee of $600 for each meeting of directors attended. Each director who was a member of a committee received $2,400 for each committee of which the director was a member and an additional fee of $600 for each meeting of each committee attended. Effective January 1, 2005, these fees were continued only for independent directors.

No share options were granted to directors during the year ended May 31, 2005.

Securities Held By Insiders

As at August 31, 2005 the directors and officers of Rockwell and their affiliates held as a group, directly and indirectly, own or control an aggregate of 12,539,533 common shares (13.3%) and hold warrants to acquire an additional 2,475,000 common shares. To the knowledge of the directors and officers of the Company, as at such date, there were no persons holding more than 10% of the issued common shares.

– page 39 –

C.      Board Practices

All directors were elected at the annual general meeting held in December 2004, and have a term of office expiring at the next annual general meeting of Rockwell expected to be held in November 2005. The period during which each director has served as a director is disclosed in Item 6(A) herein. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

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

As of August 31, 2005, Rockwell had no remuneration or nomination committee.

D.      Employees

At August 31 2005, Rockwell had less than five direct employees. The Company’s administrative and exploration functions are primarily administered through Hunter Dickinson Inc. and contractors (see Item 7B).

E.      Share Ownership

Security holdings of the Company’s directors and senior management (as at August 31, 2005)

Name of Insider (1)	Shares Beneficially Owned or Controlled (2)	As a percentage of outstanding shares
Rene G. Carrier	833,439 shares (3) 300,000 warrants	1.2%
Scott D. Cousens	4,471,711 shares 1,250,000 warrants	6.0%
Robert A. Dickinson	3,010,640 shares (4)	3.2%
Gordon J. Fretwell	447,500 shares 300,000 warrants	0.8%
Jeffrey R. Mason	2,172,043 shares	2.3%
Douglas B. Silver	Nil	Nil
Ronald W. Thiessen	1,604,200 shares 625,000 warrants	2.4%

– page 40 –

Notes:

(1)
The information as to principal occupation, business or employment and Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

(2)	The number of Shares beneficially owned by the above nominees for directors, directly or indirectly, is based on information furnished by the Company and by the nominees themselves.

(3)	Certain of these shares are held by Euro American Capital Corporation, a private company that is wholly owned by Mr. Carrier.

(4)	Certain of these shares are held by United Mineral Services, a private company that is wholly owned by Mr. Dickinson.

At the Company’s Annual and Extraordinary General Meeting held in December 2004, shareholders of the Company approved a Share Incentive Plan (“2004 Plan”) in accordance with the policies of the TSX Venture Exchange. Under the 2004 Plan, a maximum of 10% of the issued and outstanding shares of the Company at the time an option is granted, less the number of shares reserved for issuance in the 2004 Plan, are reserved for issuance as options to be granted at the discretion of the Company’s board of directors to eligible optionees under the 2004 Plan. The exercise price of each option normally equals or exceeds the market price of the Company's shares as calculated on the date of grant. Options granted are for a term of no greater than ten years.

Incentive stock options may be issued to directors, officers, employees or consultants of the Company at the discretion of the board of directors, subject to an aggregate maximum of 10% of the issued capital of the Company and provided that no single optionee receives options to purchase that number of shares that is in excess of 5% of the issued capital.

At August 31, 2005, an aggregate of 110,000 common shares have been reserved for issuance pursuant to the 2004 Plan:

		Exercise
	Expiry date	price	Total
Employees	May 19, 2006	0.08	110,000

Grand Total			110,000

– page 41 –

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major Shareholders

Rockwell’s securities are recorded on the books of its transfer agent in registered form. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and the Company does not have knowledge or access to information about of the beneficial owners thereof. To the best of its knowledge, the Company is not directly or indirectly owned or controlled by a corporation or foreign government. As of August 31, 2005, Rockwell had authorized an unlimited number of common shares without par value of which 94,455,775 were issued and outstanding.

“Beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to have beneficial ownership of any securities that such person has a right to acquire within 60 days of August 31, 2005 through the exercise of any option or warrant. Any security that any person has the right to acquire within 60 days is deemed outstanding for the purpose of calculating the ownership of such person, but is not deemed to be outstanding for the purpose of calculating the ownership percentage of any other person.

As of August 31 2005, other than the security holdings of directors and senior management disclosed in Item 6.E., the only registered holders of 5% or more of the common shares of the Company were brokerage clearing houses.

As of August 31, 2005, directors and officers of Rockwell in total (7 persons) owned or controlled an aggregate of 12,539,533 shares (13.3%) of Rockwell, or 15,014,533 shares (15.9%) on a fully diluted basis. These directors or officers do not have any different voting rights with respect to the common shares held by them. Under the British Columbia Securities Act, insiders (generally officers, directors, holders of 10% or more of the Company’s shares) are required to file insider reports of changes in their ownership in the first 10 days following a trade in Rockwell’s securities. Under British Columbia securities laws, insider trading information is available at www.sedi.ca

As at August 31, 2005, to the best of the Company's knowledge, the following is the geographic distribution of shareholders. Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

			Percentage
	Number of registered	Number of common	of total
Location	shareholders	shares held	shares
Canada	30	89,860,731	95.1%
United States	16	4,440,949	4.7%
Other countries	127	154,095	0.2%
Total	173	94,455,775	100%

To management’s knowledge, there are no arrangements the operation of which may at a subsequent date result in a change of control of Rockwell.

B.      Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed

– page 42 –

transaction, which in either such case has materially affected or will materially affect Rockwell or its predecessors during the fiscal year ended May 31, 2005 except as follows:

(a)	Farmout agreement - Gibraltar exploration properties, British Columbia, Canada

In December 2003, the Company entered into a farmout agreement (the "2003 farmout agreement") with Taseko Mines Limited ("Taseko"), a public company with certain directors in common with the Company. Under the terms of the 2003 farmout agreement, Taseko granted to the Company rights to earn joint venture working interests, subject to a maximum of $200,000, on certain exploration properties located in the vicinity of the Gibraltar mine property. For a period of 150 days after the Company had earned its working interest, Taseko had the right to purchase, at its option, the Company's earned interests for cash or common share consideration aggregating 110% of the Company's earn-in amount. If Taseko elected to issue common shares, the number of common shares to be issued upon exercise would be valued at the ten-day weighted average trading price as traded on the TSX-V.

In December 2003, the Company earned an interest in these properties to the extent of $200,000.

During the Company’s fiscal year ended May 31, 2004, Taseko exercised its right to purchase the Company's interest, and on June 15, 2004, Taseko issued 78,853 of its common shares for total consideration of $220,000.

(b)	Farmout agreement - British Columbia exploration properties, Canada

In November 2004, the Company entered into a farmout agreement (the "2004 farmout agreement") with Amarc Resources Ltd. ("Amarc"), a public company with certain directors in common with the Company. Under the terms of the 2004 farmout agreement, Amarc granted to the Company rights to earn joint venture working interests of 50%, subject to a maximum of $600,000 in exploration costs to be spent on certain mineral properties located in British Columbia.

For a period of 180 days after the Company had earned its working interest, Amarc had the exclusive right to purchase, at its option, the Company's earned interest for a number of Amarc common shares (or cash equivalent) not to be less than 110% of the qualified expenditures incurred by, or for the account of, the Company to earn its interest. If Amarc elected to issue common shares, the common shares to be issued upon exercise would be valued at the five-day weighted average trading price as quoted on the TSX-V prior to the date of the call.

In December 2004, the Company had earned its 50% interest in these properties. Amarc did not exercise its option to reacquire the Company’s interest (the right of “Call”) on any of the properties within the permitted 180 days. Consequently, Amarc’s right of call expired.

(c)	Arrangements with Hunter Dickinson Inc.

The Company is party to the geological and administrative services agreement with HDI dated for reference January 1, 2001, as described under Item 4.B of this Annual Report.

During the fiscal year ended May 31, 2005, the Company paid $163,317 (May 31, 2004 – $362,377) for such services and cost reimbursements.

(d)	Hunter Dickinson Group Inc.

HDGI, which has an office at Suite 1020 – 800 West Pender Street, Vancouver, B.C., V6C 2V6, is a private company incorporated pursuant to the Canadian Business Corporation Act, owned by six individuals, which provides merger, acquisition, financing and other corporate services to

– page 43 –

companies in the exploration business. The six persons who own HDGI are Robert A. Dickinson, David Copeland, Jeffrey R. Mason, Scott D. Cousens, Ronald W. Thiessen and the late David S. Jennings, all of whom reside in the vicinity of Vancouver, B.C.

During the year ended May 31, 2005, the Company paid nil (May 31, 2004 – nil) for such services and cost reimbursements.

(e)	Gordon J. Fretwell Law Corporation

Gordon J. Fretwell Law Corporation is a private company controlled by a director, Gordon Fretwell, that provides legal services to the Company. During the year ended May 31, 2005, the Company paid $1,060 (May 31, 2004 – $26,083) for such services.

(f)	Euro-American Capital Corporation

Euro-American Capital Corporation is a private company controlled by a director, Rene Carrier, that provides management services to the Company During the year ended May 31, 2005, the Company paid $16,164 (May 31, 2004 – $9,957) for such services.

– page 44 –

ITEM 8.           FINANCIAL INFORMATION

A.      Consolidated Statements and Other Financial Information

See Item 17 Financial Statements.

Legal Proceedings

(a)	Ricardo has commenced legal proceedings against Gasoducto Nor-andino S.A. in Chile claiming US$1.1 million for compensation for a right of way for a gas pipeline situated on the Ricardo Property.

(b)
The Company holds a 100% interest in certain mineral exploration and exploitation concessions totaling approximately 16,400 hectares in the Calama Mining District in Chile. The Corporación Nacional Del Cobre de Chile (“Codelco”), the Chilean national copper company, is currently erecting housing and other infrastructure, as part of a relocation of its workers for its Chuquicamata project, in certain areas of the Ricardo Property. The Company believes this construction usurps the Company's constitutional mining rights. Accordingly, in order to preserve access to its mineral concessions, the Company applied for several easements on its Ricardo Property to prevent Codelco from further developing its construction project over the Company's mining rights in November 2002. These matters are currently before the law courts of Chile.

Dividend Policy

Rockwell has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of the Company are being retained for exploration of its projects.

B.      Significant Changes

There have been no significant changes to the accompanying consolidated financial statements since May 31, 2005.

– page 45 –

ITEM 9.           THE OFFER AND LISTING

A.      Offer and Listing Details

Trading Markets

	TSX Venture Exchange		OTC Bulletin Board
	Symbol=RCW		Symbol=RCKVF
	Canadian Dollars		U.S. Dollars
	High	Low	High	Low
Five most recent financial years
Fiscal 2001	$0.95	$0.25	$0.62	$0.20
Fiscal 2002	$0.47	$0.12	$0.29	$0.07
Fiscal 2003	$0.22	$0.02	$0.14	$0.01
Fiscal 2004	$0.32	$0.04	$0.25	$0.06
Fiscal 2005	$0.17	$0.07	$0.13	$0.05

Two most recent financial years by quarter
Fiscal 2004
Quarter ended August 31, 2003	$0.08	$0.04	$0.05	$0.03
Quarter ended November 30, 2003	$0.19	$0.05	$0.16	$0.03
Quarter ended February 28, 2004	$0.32	$0.13	$0.25	$0.08
Quarter ended May 31, 2004	$0.25	$0.08	$0.23	$0.06
Fiscal 2005
Quarter ended August 31, 2004	$0.10	$0.07	$0.07	$0.05
Quarter ended November 30, 2004	$0.17	$0.07	$0.13	$0.06
Quarter ended February 28, 2005	$0.12	$0.08	$0.10	$0.06
Quarter ended May 31, 2005	$0.13	$0.07	$0.10	$0.06

Latest six months
March 2005	$0.13	$0.09	$0.10	$0.06
April 2005	$0.09	$0.07	$0.07	$0.06
May 2005	$0.09	$0.07	$0.07	$0.06
June 2005	$0.10	$0.07	$0.08	$0.06
July 2005	$0.09	$0.08	$0.08	$0.06
August 2005	$0.11	$0.08	$0.09	$0.06

The transfer of the Company’s common shares is managed by its transfer agent, Computershare Investor Services of Vancouver.

B.      Plan of Distribution

Not applicable.

– page 46 –

C.      Markets

The shares of Rockwell trade in Canada on the TSX Venture Exchange (“TSX Venture”) and are quoted on the National Association of Securities Dealers OTC Bulletin Board (“OTCBB”).

D.      Selling Shareholders

Not applicable.

E.      Dilution

Not applicable.

F.      Expenses of the Issue

Not applicable.

– page 47 –

ITEM 10.          ADDITIONAL INFORMATION

A.      Share Capital

Not applicable.

B.      Notice of Articles and Articles

Copies of Rockwell’s memorandum and articles of incorporation, as registered with the British Columbia Registrar of Companies under Corporation No. 354545, were filed with the Company’s initial registration statement on Form 20-F filed in 2000. The Business Corporations Act (British Columbia) (the “BCA") came into force on March 29, 2004. As a result, the Company Act (British Columbia) was repealed, and the Company became a “pre-existing company” subject to the provisions of the BCA. Every pre-existing company is required under the BCA to file a Transition Application containing a notice of articles with the British Columbia Registrar of Companies, as a result of which the notice of articles supersedes and replaces the company’s memorandum. The Company has caused a Transition Application to be filed with the British Columbia Registrar of Companies, and its notice of articles and the related articles are being filed as exhibits to this Annual Report.

A discussion of the notice of articles and articles of Rockwell follows:

Objects and Purposes

Rockwell’s Notice of Articles do not specify objects or purposes. Under British Columbia law, a British Columbia corporation has all the legal powers of a natural person; however corporations may not undertake certain limited business activities such as operating as a trust company or railroad without alterations to its form of articles and specific government consent.

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

Under the articles, a director who is any way directly or indirectly interested in a proposed contract or transaction with Rockwell or who holds any office or possesses any property whereby directly or indirectly a duty might be created which would conflict with his duty or interest as a director shall declare the nature and extent of such interest in such contract or transaction. A director shall not vote in respect of any such contract or transaction if the company in which he is interested and if he should vote his vote shall not be counted but shall be counted in the quorum present at the meeting. Similarly, under the BCA directors are obligated to abstain from voting on matters in which they may be financially interested after fully disclosing such interest. Directors must abstain in such circumstances both under the articles and under the BCA.

Directors must be of the age of majority (18), and meet eligibility criteria including not being mentally infirm, an undischarged bankrupt, no fraud related convictions in the previous five years and a majority of

– page 48 –

directors must be ordinarily resident in Canada. There is no mandatory retirement age either under Rockwell’s articles or under the BCA.

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

– page 49 –

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

Changes to Rights of Common Shareholders

Changes to the articles and memorandum of Rockwell a “special resolution” being a resolution passed by not less than 75% of the shares voted in person or by proxy at a duly convened shareholders meeting. Some corporate changes including amalgamation with another company, sale of substantially all of Rockwell’s assets, re-domiciling out of the jurisdiction of British Columbia, creation of new classes of shares not only require such 75% approval but generally also give rise to a dissent right which is the right to be paid the fair value of the stockholder’s shares in cash if the required special resolution is actually passed and Rockwell elects to proceed with the matter notwithstanding receipt of dissent notices. A notice of a shareholders meeting at which such an action is intended to be effected must include a prominent notice of the dissent right. Dissent provisions governed by the BCA and not by the articles of Rockwell.

Shareholders Meetings

Shareholders meetings are only peripherally governed by the articles of Rockwell with most shareholder protections contained in the Securities Act (British Columbia) and the BCA. The articles provide that Rockwell will hold an annual general meeting, will provide at least 21 days’ notice and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The Securities Act (British Columbia) and the BCA superimpose requirements that generally provide that shareholders meetings require not less than a 60 day period from initial public notice that Rockwell makes a thorough advanced search of intermediary and brokerage registered shareholdings to ascertain location of beneficial shareholders so that materials can be sent, the form and content of information circulars and proxies and like matters typically governed by such securities legislation. This legislation specifies the disclosure requirements for various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters. Rockwell must hold an annual shareholders meeting within 13 months of the previous annual shareholders meeting and must present audited statements that are no more than 180 days old at that meeting.

Redemption

Subject to the special rights and restrictions attached to any class of shares, Rockwell may, by a resolution of the directors and in compliance with the BCA, redeem any of its shares that have a right of redemption attached thereto at the price and upon the terms specified in such resolution and where Rockwell purposes to redeem some, but not all, of its shares of a particular class or kind, it shall not be obligated to redeem them pro rata but may redeem them in any manner the directors in their absolute discretion may deem fit.

Rockwell has no redeemable securities authorized or issued.

– page 50 –

Pre-emptive Rights

There are no pre-emptive rights applicable to Rockwell which provide a right to any person to participate in offerings of Rockwell’s securities

Liquidation

All common shares of Rockwell participate rateably in any available assets in the event of a winding up or other liquidation.

No Limitation on Foreign Ownership

There are no limitations under Rockwell’s Articles or in the BCA on the right of persons who are not citizens of Canada to hold or vote common shares. (See also “Exchange Controls” – below.)

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

– page 51 –

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

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in the Common Shares by a non-Canadian other than a “WTO Investor” (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Rockwell was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Rockwell and the value of the assets of Rockwell, as determined in accordance with the regulations promulgated under the Investment Act, was $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Rockwell. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Rockwell was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Rockwell and the value of the assets of Rockwell, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2005 exceeds $250 million. A non-Canadian would acquire control of Rockwell for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of Rockwell unless it could be established that, on the acquisition, Rockwell was not controlled in fact by the acquiror through the ownership of the Common Shares.

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

– page 52 –

E.      Taxation

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of Rockwell for a shareholder of Rockwell who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of Rockwell as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in Rockwell is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not, nor is it intended to provide a detailed analysis of the income tax implications of any particular shareholder’s interest. Investors are advised to obtain independent advice from a shareholder’s own Canadian and U.S. tax advisors with respect to income tax implications pertinent to their particular circumstances.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. Rockwell is responsible for withholding of tax at the source. The Convention limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

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

– page 53 –

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

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property.” Shares of common stock of Rockwell will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of Rockwell belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

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

United States Tax Consequences

United States Federal Income Tax Consequences

The following is, in the opinion of Rockwell after consultation with its professional advisors, a discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Rockwell. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences, (see “Taxation – Canadian Federal Income Tax Consequences” above). Accordingly, holders and prospective holders of common shares of Rockwell are urged to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Rockwell, based upon their individual circumstances.

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

– page 54 –

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

– page 55 –

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

Under current Treasury Regulations, dividends paid on Rockwell’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of Rockwell’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

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

– page 56 –

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

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. Rockwell appears to have been a PFIC for the fiscal year ended May 31, 2005, and at least certain prior fiscal years. In addition, Rockwell expects to qualify as a PFIC for the fiscal year ending May 31, 2006 and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of Rockwell is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

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

– page 57 –

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

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which Rockwell is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a “timely” QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, Rockwell qualified as a PFIC in a prior year during the U.S. Holder’s holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Rockwell is a controlled foreign corporation, the U.S. Holder’s pro rata share of Rockwell’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Rockwell’s first tax year in which Rockwell qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an “Electing U.S. Holder.” A U.S. Holder who holds common shares at any time during a year of Rockwell in which Rockwell is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a “Non-Electing U.S. Holder”. An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Company common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Rockwell’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as “personal interest” that is not deductible.

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

– page 58 –

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

– page 59 –

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

– page 60 –

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

F.      Dividends and Paying Agents

Not applicable.

G.      Statement by Experts

Not applicable.

H.      Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of Rockwell, Suite 1020 –800 West Pender Street, Vancouver, British Columbia V6C 2V6 or on request of Rockwell at 604-684-6365, attention: Shirley Main. Copies of Rockwell’s financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.sedar.com.

I.      Subsidiary Information

Not applicable.

– page 61 –

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)      Transaction Risk and Currency Risk Management

The Company’s operations do not employ financial instruments or derivatives that are market sensitive and the Company does not have financial market risks.

(b)      Exchange Rate Sensitivity

The Company has mineral properties located in Chile and as such is not exposed to the effects of exchange rate fluctuations related to the US dollar. Its assets and liabilities are primarily denominated in Canadian dollars and the financial statements are reported in Canadian dollars.

(c)      Interest Rate Risk and Equity Price Risk

The Company is equity financed and does not have any debt which would be subject to interest rate change risks.

(d)      Commodity Price Risk

While the value of the Company’s mineral properties can always be said to relate to the price of the commodity and the outlook for same, the Company does not have any operating mines nor economic ore and hence does not have any hedging or other commodity based risks respecting its operations.

– page 62 –

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.      Debt Securities

Not applicable.

B.      Warrants and Rights

Not applicable. (Rockwell’s warrants are non-transferable and no market exists for them. Rockwell has issued no rights.)

C.      Other Securities

Not applicable.

D.      American Depositary Shares

Not applicable.

– page 63 –

PART II

– page 64 –

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

– page 65 –

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

– page 66 –

ITEM 15.          CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of May 31, 2005, the latest completed fiscal year. This evaluation was carried out under the supervision and with the participation of the Company’s Chief Executive Officer, Ronald W. Thiessen, and the Company’s Chief Financial Officer, Jeffrey R. Mason. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting management to material information relating to the Company required to be included in the Company’s periodic SEC filings. There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company carried out its evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed the Company’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the Company’s most recently completed fiscal year ended May 31, 2005, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

– page 67 –

ITEM 16.          AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

A.      Audit Committee Financial Expert

The board of directors has determined that it does not have a member of its audit committee who qualifies as a “financial expert” as defined in Item 401(e) of Regulation S-B.

Rockwell believes that the members of its board of directors are collectively capable of analyzing and evaluating its financial statements and understanding internal controls and procedures for financial reporting. However, Rockwell is currently reviewing candidates for this role.

B.      Code of Ethics

Rockwell has adopted a code of ethics that applies to Rockwell's chief executive officer, the chief financial officer, and other members of senior management. As adopted, the Company's Code of Ethics sets forth standards that are designed to prevent wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•
full, fair, accurate, timely and understandable disclosure in reports and documents that Rockwell files with, or submits to, the Securities and Exchange Commission and in other public communications made by Rockwell;

•	compliance with applicable governmental laws, rules and regulations;

•	the prompt internal reporting of violations of the Code of Ethics to an appropriate person or persons identified in the Code of Ethics; and

•	accountability for adherence to the Code of Ethics.

If any person becomes aware of a breach, or suspected breach, of the Code of Ethics, that person must report it immediately to his or her manager and Rockwell’s corporate secretary for action. If this is inappropriate or uncomfortable for the individual, the breach, or suspected breach, should be reported to another member of the senior management team and the corporate secretary for action. The Code of Conduct forms part of the conditions of employment for every one of Rockwell’s employees and officers, and also applies to its directors and contractors. Failure to comply with the Code of Conduct can result in disciplinary action including, where appropriate, dismissal.

The Code of Ethics was appended as an exhibit to Rockwell’s annual report on Form 20-F for the fiscal year ended May 31, 2004, filed with the Securities and Exchange Commission on November 30, 2004. Rockwell will provide a copy of the Code of Ethics to any person without charge, upon request. Requests can be sent to: Rockwell Ventures Inc., Suite 1020, 800 West Pender Street, Vancouver, British Columbia, Canada, V6C 2V6, Attention: The Corporate Secretary.

– page 68 –

C.      Principal Accountant Fees and Services

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services.

Services:	Year ended
	May 31, 2005	May 31, 2004
Audit Fees	$20,000	$25,000
Tax Fees	3,150	1,650
	$23,150	$26,650

Audit related fees comprise of fees billed for assurance and advisory services related to the annual audit. From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company's auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

D.      Exemptions from Listing Standards for Audit Committees

Not applicable.

E.      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

– page 69 –

PART III

– page 70 –

ITEM 17.          FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)
Report of Independent Registered Public Accounting Firm on the consolidated balance sheets as at May 31, 2005 and 2004; consolidated statements of operations and deficit, and cash flows for each of the years ended May 31, 2005, 2004 and 2003;

(2)	Consolidated balance sheets as at May 31, 2005 and 2004;

(3)	Consolidated statements of operations and deficit for each of the years ended May 31, 2005, 2004 and 2003;

(4)	Consolidated statements of cash flows for the periods referred to in (3) above;

(5)	Notes to the consolidated financial statements;

– page 71 –

ITEM 18.          FINANCIAL STATEMENTS

Not applicable. See Item 17.

– page 72 –

ITEM 19.          EXHIBITS

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

		(ii)	contracts on which Rockwell business is substantially dependent;

		(iii)	contracts for the acquisition or sale of property exceeding 15% of the Company’s fixed assets; and

		(iv)	material leases.

	c.	Management Contracts, compensation plans.

5. -9.	Not applicable.

10.	Other

The following Exhibits have been filed with Rockwell’s Annual Report on Form 20-F in previous years:

Type of	Description
Document

4a	Geological Management and Administration Services Agreement dated for reference December 31, 1996 has been previously filed. (See Item 7 “Interest of Management in Certain Transactions”).

4c	Amended Share Incentive Plan dated for reference June 21, 2000 (See Item 6 “Share Incentive Plan”).

4	Mineral Properties Transfer Agreement among Hunter Dickinson Group Inc., and Rockwell Ventures Inc. and Amarc Resources Ltd.

4	Option Assignment Agreement between Hunter Dickinson Group Inc. and Rockwell Ventures Inc.

– page 73 –

Type of	Description
Document
4	Geological, Management and Administration Services Agreement between Hunter Dickinson Inc. and Rockwell Ventures Inc.

4(b)(ii)	Rio Tinto Agreement dated January 30, 2004

4(b)(ii)	Farmout Agreement with Amarc Resources Ltd. dated November 25, 2004

10	Code of Ethics

The following Exhibits are filed with the Company‘s Annual Report on Form 20-F in the current year:

Type of	Description
Document

12.1	Section 302 Certification – CEO

12.2	Section 302 Certification – CFO

13.1	Section 906 Certification – CEO

13.2	Section 906 Certification – CFO

15.1	Consent of Tax Reviewer

99.1	Audited financial statements as at May 31, 2005 and 2004 and for the years ended May 31, 2005, 2004, and 2003, and the Report of Independent Registered Public Accounting Firm thereon.

– page 74 –

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROCKWELL VENTURES INC.

Per:

/s/ Jeffrey R. Mason
JEFFREY R. MASON
Director, Chief Financial Officer, and Secretary

DATED: September 15, 2005