Form 20-F
period 2006-05-31
ROCKWELL VENTURES INC
filed 2006-12-15
CIK 1095847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[      ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   X   ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2006 (with other information to November 28, 2006 except where noted)

OR

[      ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

OR

[      ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

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

- ii -

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common Shares without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.                      None

Number of outstanding shares of Rockwell's only class of capital stock as at May 31, 2006.
23,694,776 Common Shares without Par Value

Indicate by check mark if the Registrant is a well known seasoned issuer as defined in Rule 405 of the Securities Act.

Yes [      ]  No[   X   ]

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes [      ] No [   X   ]

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [   X   ] No [      ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b 2 of the Exchange Act.

[      ]  Large Accelerated Filer                 [      ] Accelerated Filer                        [   X   ] Non Accelerated Filer

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17 [   X   ]   Item 18 [      ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b 2 of the Exchange Act):

Yes [      ]  No [   X   ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

- ii -

Currency and Exchange Rates

All monetary amounts contained in this Annual Report are, unless otherwise indicated, expressed in Canadian dollars. On May 31, 2006 the Bank of Canada noon rate for Canadian Dollars was US$1.00:Cdn$ 1.1015 (see Item 3A for further historical Exchange Rate Information).

NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes “forward-looking statements” including, without limitation, statements containing the words “believes,” “anticipates,” “intends,” “expects” and words of similar import, as well as all projections of future results. Such forward-looking statements involved known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rockwell to be materially different from any future results, performance or achievements of Rockwell expressed or implied by such forward-looking statements. Such risks are discussed in Item 3D “Risk Factors.” The statements contained in Item 4B “Business Overview”, Item 5 “Operating and Financial Review and Prospects” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk” are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly.

T A B L E O F C O N T E N T S

PART I

– page 2 –

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

– page 3 –

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

– page 4 –

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following table summarizes selected consolidated financial data for Rockwell Ventures Inc. (the “Company” or “Rockwell” or the "Registrant") for the last five fiscal years ended May 31, 2006, in Canadian dollars, presented in accordance with Canadian generally accepted accounting principles (“Cdn GAAP”). Additional information is presented to show the differences which would result from the application of United States generally accepted accounting principles (“US GAAP”) to the Company’s financial information. Refer to note 11 to the consolidated financial statements included herein for a discussion of the material differences between Cdn GAAP and US GAAP and their effect on the Company’s financial position and results of operations. The information in the table was extracted from the detailed consolidated financial statements and related notes included in this annual report, and should be read in conjunction with such financial statements and with the information appearing under the heading, “Item 5. Operating and Financial Review and Prospects.”

(In Canadian Dollars, except per share amounts)	As at May 31,
Balance Sheet Data	2006	2005	2004	2003	2002

Total assets (Cdn GAAP)	$288,647	$659,577	$1,974,188	$197,548	$714,746
Total assets (US GAAP)	288,646	612,720	1,931,981	150,691	675,089
Total liabilities (Cdn GAAP)	1,146,070	29,976	33,406	256,003	103,787
Total liabilities (US GAAP)	1,146,070	29,976	33,406	256,003	103,787
Share capital (Cdn GAAP)	11,857,649	11,815,792	11,647,887	8,697,652	8,512,758
Share capital (US GAAP)	11,857,649	11,815,792	11,647,887	8,697,652	8,512,758
(Deficit) (Cdn GAAP)	(13,238,492)	(11,637,819)	(10,152,125)	(8,756,107)	(7,901,799)
(Deficit) (US GAAP)	(13,696,885)	(12,740,977)	(11,255,283)	(9,863,915)	(9,002,407)
Net assets (deficiency) (Cdn GAAP)	(857,423)	629,601	1,940,782	(58,455)	610,959
Net assets (deficiency) (US GAAP)	(857,424)	582,744	1,898,575	(105,312)	571,302

		Year ended May 31,
Statement of Operations Data		2006		2005		2004		2003		2002
Revenues (US and Cdn GAAP)	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Loss for the year(1) (Cdn GAAP)		1,600,673		1,485,694		1,396,018		854,308		1,753,364
Loss for the year(1) (US GAAP)		1,553,817		1,485,694		1,391,368		861,508		1,951,704
Loss per share (Cdn GAAP)		$0.07		$0.02		$0.02		$0.02		$0.04
Loss per share (US GAAP)		$0.07		$0.02		$0.02		$0.02		$0.04

Notes:

(1) Loss from continuing operations and loss for the year are the same for all periods presented.

No cash or other dividends have been declared.

Except as otherwise indicated, all dollar amounts are stated in Canadian dollars, Rockwell’s functional and reporting currency, unless otherwise stated. The following table sets out the exchange rates, based on the noon rates as reported by the Bank of Canada, for the conversion of United States dollars into one Canadian dollar in effect at the end of the specified periods, the average exchange rates during such

– page 5 –

periods (based on daily noon rates as reported by the Bank of Canada) and the range of high and low exchange rates for such periods:

Exchange Rates
	Years Ended May 31
	2006	2005	2004	2003	2002
End of Period	0.9079	0.7994	0.7335	0.7302	0.6547
Average for Period	0.8521	0.7937	0.7447	0.6560	0.6378
High for Period	0.9099	0.8493	0.7879	0.7437	0.6623
Low for Period	0.7951	0.7261	0.7084	0.6273	0.6199

The following table sets out the high and low exchange rates, based on the noon rate as reported by the Bank of Canada, for the conversion of Canadian dollars into one United States dollar, for the following periods:

Exchange Rates
	High	Low
March 2006	0.8832	0.8530
April 2006	0.8982	0.8533
May 2006	0.9099	0.8902
June 2006	0.9099	0.8893
July 2006	0.9041	0.8760
August 2006	0.9037	0.8838
September 2006	0.9047	0.8871
October 2006	0.8966	0.8783
November 2006	0.8868	0.8715

On November 28, 2006 the noon rate as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was Cdn$0.8841 per United States dollar.

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

– page 6 –

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

Risks Associated With Mining

There is no assurance that Rockwell can formally establish the existence of any mineral reserve on any of its properties. Until Rockwell is able to establish a mineral reserve, there can be no assurance that production from these properties will continue for any period of time and if production fails, Rockwell's business may ultimately fail.

Although Rockwell now owns and operates properties with a history of sporadic to regular diamond production, these properties have never been subject to a formal reserve estimation through scientific exploration techniques. Accordingly, there is no assurance that Rockwell can formally establish the existence of any mineral reserve on any of its properties. A mineral reserve is defined by the Securities and Exchange Commission in its Industry Guide 7 (which can be viewed over the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7) as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The probability of an individual prospect ever having a “reserve” that meets the requirements of the Securities and Exchange Commission's Industry Guide 7 is remote. If none of our current or future mineral resource properties contains any “reserve,” any funds that Rockwell spends on exploration will be lost.

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

– page 7 –

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

Mineral exploration and development are subject to extraordinary operating risks. Rockwell does not currently insure against these risks. In the event of a cave-in or similar occurrence, Rockwell’s liability may exceed its resources, which would have an adverse impact on Rockwell.

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

Rockwell expects to derive revenues from the extraction and sale of diamonds and, possibly, from the extraction and sale of base metals such as copper. The prices of those commodities have fluctuated widely in recent years, and are affected by numerous factors beyond Rockwell’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations,

– page 8 –

interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of diamonds and base metals, and, therefore, the economic viability of any of Rockwell’s projects, cannot accurately be predicted.

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

Risks Related to Rockwell

Rockwell has been an exploration stage mining company with a history of operating losses and no assurance of revenues

Rockwell has been an exploration stage company whose operating history has been restricted to the acquisition and exploration of properties for mineral deposits. This does not provide a meaningful basis for an evaluation of Rockwell’s prospects if it ever determines that it has a mineral reserve and commences the construction and operation of a mine. Rockwell has, to date, no revenue from operations and a history of net losses resulting in an accumulated deficit of over $13.2 million at May 31, 2006.

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

Rockwell requires additional financing to fund its operations. At May 31, 2006 working capital deficit was approximately $0.9 million. Rockwell’s cash resources are currently not sufficient to continue operations at current levels. There can be no assurance that additional financing will be available to Rockwell when needed or, if available, that it can be obtained on commercially reasonable terms.

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

– page 9 –

There is no guarantee of title to Rockwell’s properties.

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

Some of Rockwell’s directors and officers are engaged, and will continue to be engaged, in the search for additional business opportunities on their own behalf and on behalf of other companies. Situations may arise where these directors and officers will be in direct competition with Rockwell. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia) and applicable common law.

The loss of any of Rockwell’s key management employees could have a material adverse effect on Rockwell’s business.

The nature of Rockwell’s business and Rockwell’s ability to continue its exploration activities and to exploit any mineral reserves that it may find in the future depends, in large part, on Rockwell’s ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that Rockwell will be able to attract and retain such personnel. Rockwell’s development now and in the future will depend on the efforts of key management figures, such as Ronald W. Thiessen, Rockwell’s Chief Executive Officer, and Jeffrey R. Mason, Chief Financial Officer. The loss of any of these key people could have a material adverse effect on Rockwell’s business. Rockwell does not currently maintain key-man life insurance on any of its key employees.

– page 10 –

Rockwell’s properties are located in Chile, South Africa and the Democratic Republic of Congo, and its operations there may be affected by varying degrees of political and economic uncertainties.

Rockwell’s properties are located in Chile, South Africa and the Democratic Republic of Congo, and mineral exploration and mining activities there may be affected in varying degrees by political stability and economic uncertainties. Operations also may be affected in varying degrees by government regulations with respect to restrictions on production, repatriation of profits, price controls, export controls, income taxes, expropriations or property, environmental legislation and mine safety.

There can be no assurance that the current economic and political stability in Chile will continue throughout the period in which Rockwell is looking to explore an operate its properties or that government regulations will not be changed in a way that will adversely affect Rockwell’s operations in the country. Any shifts in political or economic conditions, and any changes to government regulations relating to the mining industry and foreign investors in Chile are beyond the control of Rockwell and may adversely affect its business.

South Africa has recently undergone major constitutional changes to effect majority rule, and also to effect mineral title. Accordingly, many laws may be considered relatively new, resulting in risks such as possible misinterpretation of new laws, modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of a new sovereignty over mining, any or all of which could have an adverse impact upon Rockwell. Rockwell's operations may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation.

Congo has been the subject to significant political and civil unrest. In 1992, Congo completed a transition to multi-party democracy after a long history of one-party Marxist rule. However, the 1990s were subject to periods of violent civil unrest, including a low-level guerrilla war waged against the government by a group known as the “Ninjas” in the Pool region of the country. Congo has remained stable and calm since the signing of a peace accord with the Ninjas in March 2003.

In March 2006, the World Bank and International Monetary Fund (“IMF”) approved Heavily Indebted Poor Countries decision point treatment for Congo. However, the IMF and World Bank noted that Congo needed to address serious concerns about governance and financial transparency in order to qualify for completion point and irrevocable debt relief. Any resources that are freed by interim debt relief granted to Congo must be used for poverty reduction under a reform program closely monitored by the international financial institutions.

There is no assurance that Rockwell’s operations in the Congo will not be affected in the future by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation.

South African government empowerment initiatives may adversely affect Rockwell’s ability to obtain or maintain permits and licenses for mining rights in South Africa.

In order to address inequalities to Historically Disadvantaged Persons (“HDP”) engendered by South Africa’s former apartheid system, the South African Government has initiated certain government empowerment initiatives.

In October 2002, the South African Government enacted the Mineral Development Act that deals with the state's policy towards the future of ownership of minerals rights and the procedures for conducting mining transactions in South Africa. The Mineral Development Act is a statute with wide-ranging objectives, including sustainable development and the promotion of equitable access to South Africa’s mineral

– page 11 –

wealth by the inclusion of HDP into the industry. The Mineral Development Act came into effect in May 2004. The South African Government has stated that, under the Mineral Development Act, it will be issuing permits and licenses for prospecting and mining rights to applicants using a "scorecard" approach. Applicants will need to demonstrate their eligibility for consideration based upon the number of credits accumulated in terms of quantifiable ownership transformation criteria, such as employment equity and human resource development.

Future amendments to, and interpretations of, the economic empowerment initiatives by the South African Government and the South African courts could adversely affect the business of Rockwell and its results of operations and its financial condition.

Absence of dividends

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

In addition to the "penny stock" rules promulgated by the Securities and Exchange Commission (see above for discussions of penny stock rules), the National Association of Securities Dealers has adopted

– page 12 –

rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy Rockwell common stock, which may limit your ability to buy and sell Rockwell stock and have an adverse effect on the market for Rockwell shares.

Rockwell has a significant number of outstanding options and warrants, the exercise of which could result in significant equity dilution.

At November 28, 2006, Rockwell had a significant number of share purchase options (462,917) and warrants (42,000,000), which will likely act as an upside damper on the trading price range of Rockwell’s shares. The underlying shares issuable upon exercise of these securities represent approximately 63% of Rockwell’s currently issued shares.

– page 13 –

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

5.

At the Company’s Annual and Extraordinary General Meeting held on November 28, 2005, the Company’s shareholders approved the creation of a class of preferred shares and the consolidation of the Company’s common shares on a four old shares for one new basis. Regulatory approval of this capital reorganization was received on January 27, 2006.

6.	The principal events in the development of Rockwell’s business since June 1, 2005, being the beginning of the most recently completed fiscal year, to November 28, 2006 are:

(i)

In June 2006, Rockwell entered into an Agreement in Principle to acquire (the “Acquisition”) all of the shares and loans in Durnpike Investments (Pty) Limited (“Durnpike”), a private South African company, from eight arm’s length individuals (the “Vendors”), for consideration payable in the common shares of Rockwell (“Common Shares”) related to the closing price of the Common Shares on the TSX Venture Exchange on specified dates described in Item B. Business Overview – Alluvial Diamond Properties below. Durnpike holds or is in the process of acquiring an interest and/or rights in four alluvial diamond properties in South Africa and the Democratic Republic of Congo. These are:

Holpan/Klipdam Property in South Africa (“RSA or “South Africa”)

Wouterspan Property in South Africa

Galputs Mineral Project in South Africa.

Kwango River Project in the Democratic Republic of Congo (“DRC”)

In November 2006, Rockwell and vendors of Durnpike executed a definitive agreement (the “Definitive Agreement”) setting out the binding terms and conditions of the Acquisition similar to the Agreement in Principle. Rockwell has received the necessary regulatory approvals in Canada and South Africa and all conditions of such approval have been fulfilled.

– page 14 –

As provided in the Definitive Agreement, Rockwell will also execute a definitive agreement in relation to the acquisition of control of the mineral rights relating to the Galputs Mineral Project.

(ii)

In November 2006, Rockwell completed a $21 million private placement of 42 million units at $0.50 per unit, with each unit consisting of one common share and one share purchase warrant exercisable over three years at $0.60 in the first year, $0.80 in the second year and $1.00 in the third year. The third year term of the warrants is subject to the Company achieving Tier 1 status on the TSX Venture Exchange within the first two years. All securities are subject to a four month holding period in Canada expiring on March 23, 2007 and a portion will be subject to additional US resale restrictions in the United States.

7.	Rockwell’s principal capital expenditures and material divestitures in the past three fiscal years ended May 31, 2006 are as follows:

			Exploration
			Expenditures
	Exploration		Expensed
	Expenditures		(excluding
	Deferred	Mineral Property	related stock-	Mineral Property
	(capitalized or	Acquisitions	based	Acquisitions
Year	invested)	Capitalized	compensation)	Expensed
2006	nil	nil	$307,390	nil
2005	nil	nil	$920,902	nil
2004	nil	nil	$525,619	nil

8.	The principal expenditures by property currently anticipated for the ensuing year, subject to the ability to finance from existing cash reserves and other sources of equity financing, are as follows:

Exploration Expenditures
Ricardo Property	$ 300,000
Holpan/Klipdam/ Wouterspan Property	$3,125,000
Wouterspan Property	$5,000,000
Galputs Property	$1,700,000
Kwango River Project	$7,900,000

– page 15 –

B.	Business Overview

1)	Ricardo Property

Rockwell’s Ricardo Property is located along the West Fissure fault in Chile. Although exploration on the Ricardo Property to date has not identified a deposit containing economic mineralization, Rockwell’s management remains optimistic that given its location, the Ricardo Property represents a property that warrants further exploration or the possibility of a farm-out to another party prepared to fund its exploration.

2)	Alluvial Diamond Properties

Agreements

In June 2006, Rockwell entered into the Agreement in Principle to acquire interests and/or rights in the Holpan/Klipdam Property, the Wouterspan Property and Galputs Minerale Project in South Africa, and the Kwango River Project in the DRC. In November 2006, Rockwell and the Vendors of Durnpike executed the “Definitive Agreement”, setting out the binding terms and conditions of the Acquisition in line with the Agreement in Principle. The Company has received the necessary regulatory approvals in Canada and South Africa and all conditions of such approval have been fulfilled. The Acquisition was completed in November 2006. Pursuant to the Definitive Agreement, Rockwell will acquire all of the shares and shareholder loans in Durnpike from the Vendors for the consideration set forth below, payable in Common Shares at a deemed issue price per share equal to the closing price of the Common Shares on the TSX Venture Exchange on June 29, 2006, being the trading day immediately preceding the issue of a press release by Rockwell announcing the acquisition. The consideration is payable on the dates described below.

Durnpike holds or is in the process of acquiring an interest and/or rights in four alluvial diamond properties, the Holpan/Klipdam Operation, the Wouterspan Operation, the Galputs Project and the Kwango River Project, all situated in Southern Africa.

Rockwell intends to seek a secondary listing of its share capital on the Johannesburg Stock Exchange in South Africa (“the JSE Inward Listing”) (An inward listing is a South African term for a company that is already listed on a stock exchange outside of the country and will be seeking an additional listing in South Africa).

As provided in the Definitive Agreement, Rockwell will execute a definitive agreement in relation to the acquisition of control of the mineral rights relating to the Galputs Minerale Project.

Pursuant to the Acquisition, Rockwell will:

(a)

acquire from the Vendors all of their shares and loans in Durnpike for South African Rand (“ZAR”) 34 million (US$4.6 million), payable in Common Shares on the earlier of (i) the date of The JSE Inward Listing; and (ii) within 9 months from signature of the Definitive Agreement, and thereby acquire Durnpike’s interests in the Holpan/Klipdam Operation, the Wouterspan Operation, the Galputs Project and the Kwango River Project; and

– page 16 –

(b)

spend US$7 million on a feasibility study on the Kwango River Project by August 31, 2007. This deadline may be extended to February 29, 2008 at no cost and be further extended to December 31, 2008 by payment of US$1 million in Common Shares. If Rockwell wishes to retain the Kwango River Project following completion of the feasibility study, Rockwell must (i) pay to the Vendors an amount equal to 60% of the net present value of the Kwango River Project Valuation (as determined in terms of the feasibility study and subject to a minimum acquisition cost of US$13 million and a maximum acquisition cost of US$26 million), which payment shall be effected in Common Shares and (ii) commit to incur an additional amount of up to US$6 million in expenditures for development of the Kwango River Project within 16 months from the date of completion of the feasibility study; and

(c)

acquire Galputs Minerale (through a purchase of Virgilia Investments Inc.) for ZAR9 million (US$1.2 million), payable to the Vendors in Common Shares on the earlier of (i) the date of the JSE Inward Listing and (ii) within 9 months from signature of the Definitive Agreement. In the event that Rockwell has not obtained title to Virgilia within 5 days of the Listing Date, it will pay the Vendors ZAR5.8 million (US$0.8 million) on the Closing Date in Common Shares and a further ZAR3.2 million (US$0.43 million) in Common Shares at the time of the transfer of title to Virgilia shares to Rockwell in due course.

All Common Shares issued to the Vendors pursuant to the Acquisition will be held in escrow for at least 12 months from the date of issuance, provided that a limited portion of those escrowed Common Shares may be released to enable the Vendors to meet specified government regulatory obligations.

The Holpan/Klipdam property and the Wouterspan property, are indirectly owned by the H.C. Van Wyk Diamante Trust (“Van Wyk Trust”), a business trust registered in RSA. Van Wyk Trust holds 99% of HC Van Wyk Diamonds (Pty) Ltd (“HCVW”), a private RSA company (the remaining 1% owned by the Van Wyk Trust nominees), and 99% of Klipdam Mining Company Limited (“Klipdam”), an unlisted RSA public company (the remaining 1% owned by the Van Wyk Trust nominees). HCVW and Klipdam, are collectively referred to as The Van Wyk Diamond Group of companies (“VWDG”). VWDG is an independent diamond producer that conducts diamond exploration and mining on the Holpan/Klipdam property, which VWDG owns, and also conducts contract mining on the Wouterspan Property, over which HCVW holds options to acquire title.

Durnpike completed the acquisition of an initial 49% of the issued and outstanding shares of HCVW and 51% of the issued and outstanding shares of Klipdam (the “Acquisition Interest”) prior to July 7, 2006. To acquire the Acquisition Interest, Durnpike will pay the Van Wyk Trust ZAR50 million (US$6.8 million) on closing and ZAR30 million (US$ 4.1 million) on the one-year anniversary of the closing. Durnpike has an option to increase its shareholding in HCVW to a 51% control interest, upon obtaining necessary South African regulatory and corporate approvals, by subscribing for additional shares in HCVW in an amount of ZAR1 million (US$0.14 million) and obtaining the requisite corporate approvals for the introduction of a ZAR24 million (US$3.3 million) working capital loan into VWDG.

Rockwell also entered into an Exchange agreement with the Van Wyk Trust in terms by which it was granted a call option, and granted a corresponding put option to the Van Wyk Trust, to acquire an additional 23% of VWDG for ZAR60 million (US$8.2 million), payable in Common Shares. The Exchange shall become effective upon Rockwell having completed the JSE Inward Listing. It is expected that a Black Economic Empowerment company will acquire a 26% interest in VWDG. Talks with specific parties are well advanced.

– page 17 –

Hunter Dickinson Inc.

Rockwell does not have full-time management or employees. Hunter Dickinson Inc. ("HDI") provides management services to Rockwell, pursuant to a geological and administrative services agreement dated January 1, 2001. HDI is one of the larger independent mining exploration groups in North America and employs or retains approximately 90 staff or service providers substantially on a full-time basis. These individuals include professional technical staff (which include accredited professional engineers and geoscientists), professionally accredited accountants (the majority of whom have professional accreditations); and administrative, office and field support staff.

HDI has supervised mineral exploration projects throughout Canada and internationally in Brazil, Chile, China, the United States (Nevada and Alaska), Mexico and South Africa. HDI allocates the costs of staff input into projects based on time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDI staff costs and overhead) for amounts that are considered by Rockwell's management to be competitive with arm’s-length suppliers. The shares of HDI are owned equally by each of the participating corporations (including Rockwell) as long as HDI services are being provided. However, should the Company terminate the service agreement, the Company will be required to surrender its single share at the time of termination pursuant to the terms of the service agreement. HDI is managed by certain directors of Rockwell and who are generally also directors of the other corporate participants in similar arrangements with of HDI.

C. Organizational Structure

Rockwell is based in British Columbia, Canada. As at May 31, 2006, Rockwell had the following subsidiaries:

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

b)	549949 BC Ltd., a wholly owned subsidiary incorporated under the laws of British Columbia which holds a 0.1% partnership interest in Ricardo

c)	N9C, a wholly owned subsidiary incorporated under the laws of the Cayman Islands of which Rockwell owns a direct 100% partnership interest

d)	N10C, a wholly owned subsidiary incorporated under the laws of the Cayman Islands of which N9C owns a direct 100% partnership interest

e)	Rockwell Resources RSA (Pty) Ltd, a wholly owned subsidiary incorporated under the laws of the South Africa of which N10C owns a direct 100% partnership interest

– page 18 –

Immediately upon the completion of the Acquisition described in Item B. Business Overview – Alluvial Diamond Properties, the organization structure of Rockwell changed to:

– page 19 –

D.	Property, Plants and Equipment

Rockwell has no plant or equipment located on any of its properties as at May 31, 2006.

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

– page 20 –

Mining in the Republic of South Africa

South Africa has recently undergone major constitutional changes to effect majority rule, and also to effect mineral title. Accordingly, many laws may be considered relatively new, resulting in risks such as possible misinterpretation of new laws, modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of a new sovereignty over mining, any or all of which could have an adverse impact upon Rockwell. Rockwell's operations may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation.

Changes, if any, in mining or investment policies or shifts in political attitude in South Africa may adversely affect Rockwell's operations or likelihood of future profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

The political situation in South Africa introduces a certain degree of risk with respect to Rockwell's activities. The Government of South Africa exercises control over such matters as exploration and mining licensing, permitting, exporting and taxation, which may adversely impact on Rockwell's ability to carry out exploration, development and mining activities. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements or in the imposition of additional local or foreign parties as joint venture partners with existing or other interests.

Government Regulation

The exploration and mining activities of Rockwell are subject to various South African national, provincial and local laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substance and other matters. Exploration activities and mining are also subject to various national, provincial and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of certain air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Although Rockwell's activities are currently carried out in accordance with all applicable rules and regulations, to the best of its knowledge and belief no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of exploration, mining and milling or more stringent implementation thereof could have a material adverse effect on Rockwell's business, results of operation and financial condition.

In October 2006, the Government of South Africa released the Mineral and Petroleum Resources Royalty Bill 2006 (the “Royalty Bill”) and the Diamond Export Levy Bill 2006 (the “Export Levy Bill”). The Royalty Bill proposes, among other things, that companies extracting diamonds pay a royalty of 5% from the sales of those metals, payable on gross revenue. The Export Levy Bill contemplates an additional 5% levy on any rough diamonds that are cleared for export under the South African Diamonds Act, based on the value of such diamonds established or assessed under that Act. If enacted, the Royalty Bill and the Export Levy Bill may reduce the viability of diamond projects undertaken by the Company in South Africa. The Bills are presently under discussion and comment.

– page 21 –

The mining industry in South Africa, where the Company's projects are located, is subject to extensive regulation. The regulatory environment is developing, lacks clarity in a number of areas and is subject to interpretation, review and amendment as the mining industry is further developed and liberalized. In addition, the regulatory process entails a public comment process, which makes the outcome of legislation and regulatory controls uncertain and may cause delays in the regulatory process. A number of significant matters have not been finalized, including the Royalty Bill as well as legislation dealing with beneficiation. Rockwell cannot predict the outcome or timing of any amendments or modifications to applicable regulations or the interpretation thereof, the release of new regulations or their impact on its business.

South African Government Empowerment Initiatives

In order to address inequalities to Historically Disadvantaged Persons (“HDP”) engendered by South Africa’s former apartheid system, the South African Government has initiated certain government empowerment initiatives.

In October 2002, the South African Government enacted the Mineral Development Act that deals with the state's policy towards the future of ownership of minerals rights and the procedures for conducting mining transactions in South Africa. The Mineral Development Act is a statute with wide-ranging objectives, including sustainable development and the promotion of equitable access to South Africa’s mineral wealth by the inclusion of HDP into the industry. The Mineral Development Act came into effect in May 2004. The South African Government has stated that, under the Mineral Development Act, it will be issuing permits and licenses for prospecting and mining rights to applicants using a "scorecard" approach. Applicants will need to demonstrate their eligibility for consideration based upon the number of credits accumulated in terms of quantifiable ownership transformation criteria, such as employment equity and human resource development.

Future amendments to, and interpretations of, the economic empowerment initiatives by the South African Government and the South African courts could adversely affect the business of Rockwell and its results of operations and its financial condition.

Mining in the Democratic Republic of Congo

The renewed interest by the international mining industry in the Congo has been as a result of the 2003 implementation of the new Congo Mining Code, which was drafted in consultation with the World Bank.

The Mining Code provides the prospecting permit holder with broad access to explore its properties under a transparent and efficient permit process. In the case of diamond exploration, the new Mining Code gives the prospecting permit holder exclusive rights for a period of four years, renewable for two additional two-year periods. Upon development of an economically viable deposit, the holder can apply for a mining permit.

The Congo Mining Code states that an Exploitation License is ‘a real property, exclusive, conveyable and transferable right which can be leased, in accordance with the provisions of the present Code, the surface rights therefore form an integral part of the mining rights. The Code identifies that any applicant for an Exploitation Licence must submit an environmental impact study (EIS) together with an environmental management plan for the project (EMPP), and obtain the approval of his EIS and EMPP, as well as implement the EMPP.

The Exploitation Licence entitles its holder to the exclusive right to carry out, within the perimeter over which it has been granted, and during its term of validity, exploration, development, construction and

– page 22 –

exploitation works in connection with the mineral(s) for which the licence has been granted. In addition, it entitles the licence holder, without restriction, to enter the Exploitation Licence area to conduct mining operations;

  build the installations and infrastructures required for mining exploitation;

  use the water and wood within the Exploitation Licence perimeter for the requirements of the mining, complying with the requirements set forth in the EIS and the EMPP;

  use, transport and freely sell his products originating from within the exploitation perimeter;

  proceed with concentration, metallurgical or technical treatment operations, as well as the transformation of the mineral substances extracted from the deposit within the exploitation perimeter; and

  proceed to carry out works to extend the mine.

As long as a Perimeter is covered by an Exploitation Licence, no other application for a mining or quarry right for all or part of the same Perimeter can be processed. However, an applicant to whom the holder of the Exploitation Licence has refused to provide his consent to open a quarry within the Perimeter may submit an application for Quarry Exploitation Licence over part of the Perimeter which is the subject of the Exploitation Licence but which is not being used for the mining operations. Failing that, the application is processed and is the subject of an administrative litigation process in which the holder and the applicant participate if the latter submits, together with his application, evidence that the holder has refused to give his consent and is acting in bad faith. The Mining Regulations set forth the basic and substantive rules for this administrative litigation process.

Technical Summary

The following disclosure is derived from Rockwell files and technical reports. Additional details can be found in technical reports by RH De Decker, Pr.Sci.Nat., filed on www.sedar.com.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following discussion includes references to “inferred resources”. Rockwell advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or preliminary feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Properties in South Africa

Figure 1 shows the location of the Holpan/Klipdam, Wouterspan and Galputs properties located in the Republic of South Africa (“RSA” or “South Africa”).

– page 23 –

Figure 1 Location of the Holpan/Klipdam, Wouterspan and Galputs Properties

The Holpan/Klipdam Property

Location and Access

The Holpan/Klipdam property is located 45 km from Kimberley, in the Northern Cape Province, in central South Africa.

The property has ready access to all required infrastructure. Given that the operations are located next to an irrigation canal, the operations have year-round water supply and the necessary pumping stations and water supply pipelines are in place. The property is situated on a tarred road and is 45 km from Kimberley, a modern town of 200,000 inhabitants with comprehensive mining support services, spares and supplies. Kimberley has a regional airport and air service that links to all major cities in South Africa. The property is connected to the national electricity grid and the necessary transformers and supply lines are in place.

Property Description and Ownership

The Holpan/Klipdam property consists of the adjacent Holpan 161 and Klipdam 157 farms, covering an area of 3,836 hectares. Details are provided in Table 1.

– page 24 –

Table 1: Summary of Holpan-Klipdam landholdings

Company	Property Name	Area (ha)	Mineral Right	Permit Number	Renewal Date
HC van Wyk Diamonds Pty Ltd	Remaining extent of farm Holpan 161, Barkly West	2370.0518	Mineral Lease K55/2000S	ML 1/2002	09 November 2014
Klipdam Diamond Mining (Pty) Ltd	Remaining extent of the farm Klipdam 157, Barkly West	1466.0095	Mineral Lease K54/2000RM	MP 86/2002	06 June 2004*
* An application (No. B/2004/06/07/001) for renewal has been submitted on June 10, 2004 to the Department of Minerals and Energy. A favourable response is expected.

Exploration History

Holpan and Klipdam have been the focus of intermittent mining since the early 1900’s and have consistently been known for yielding large diamonds. There are regular references to this in historic records such as the work of George Beet (1931), who discusses the ‘Broderick’ diamond – a perfect Cape white, weighing 412.5 carats. HC Van Wyk Diamonds (“HCVWD”) has produced in excess of 90,000 carats of diamonds from Holpan and Klipdam since 1994. The Klipdam Mining Company has produced 18,333 carats between July 1996 and February 1999 from the Klipdam Farm.

The work conducted from 1994 to date at Holpan-Klipdam comprises extensive mining of Rooikoppie and Primary gravels, drilling and bulk testing. Since August 2005, the majority of processing has been undertaken using a state of the art, high efficiency 200 tonnes per hour (tph) Dense Media Separation plant with X-ray Flowsort recovery and grease table final recovery apparatus. A large new earth moving fleet, comprising 41 units of Volvo and Komatsu equipment, currently moves 159,000 cubic meters (m3) of gravel and overburden on a monthly basis.

Geology

A key factor in the origin of the extensive and rich alluvial diamond deposits found in South Africa and Namibia is the existence of over 1000 diamond bearing kimberlites across southern Africa on the Kaapvaal Craton. Kimberlite emplacement was followed by liberation and entrainment of diamonds and deposition in terraces on the ancient Vaal and Orange Rivers between approximately 4.8 million years ago (Ma) and 4 Ma.

The Holpan-Klipdam deposit comprises an extensive flat-lying alluvial sequence located on the right bank of the modern Vaal River and 6 km inland from a bend in the river known as “the Horseshoe”. The sequence extends across an area of approximately 5 km by 2.5 km. Economic concentrations of diamonds within the sequence are found both in the deflational “Rookoppie” deposit and in well developed, clearly-defined palaeo-channels that were preserved by a highly resistant calcrete cap. The palaeo-channels extend over several km and are up to 500 m wide in places. At Holpan and Klipdam, the bedrock consists of Archaean Ventersdorp lavas, and shales and diamictites of the 300 to 250 Ma Dwyka Group of the Karoo Supergroup.

The Rooikoppie unit varies in thickness from a few cm up to about 2 m and has an estimated average thickness in the order of 1 m. Solution cavities up to 3 m deep in the calcretised bedrock form sharp, discontinuous depressions and are filled with the overlying Rooikoppie gravel. Since such cavities, when considered in a hydrodynamic context, have very high diamond trapping potential and so these features are of key economic importance. Given the high incidence of pronounced solution features in the palaeo-

– page 25 –

land surface underlying the Rooikoppie (as observed in current mine workings at Holpan-Klipdam), this area is considered to be of high interest with regard to its exploration potential.

The Primary gravels found in the palaeo-channels typically comprise the lower third of the sedimentary sequence and rest directly on the bedrock. The thickness of the gravel bed varies from about 1 to 6 m and average approximately 3 m thick. The Primary gravels comprise a poorly sorted assemblage of large boulders (up to 45 cm in diameter at the base of the unit), cobbles and pebbles set in a sandy matrix that is considered to have been deposited by a large, middle-stage, meandering river system.

High-resolution digital aerial photographs of the Holpan-Klipdam properties clearly show the distribution of mine workings in the area, including the adjacent Leicester kimberlite pipe. Tonal darkening, seen immediately to the west of the Klipdam plant area, corresponds closely to a buried palaeo-channel as defined by exploration drilling, and is interpreted to be its surface expression.

Exploration and Operation

Due to the significant burial depth of the Primary gravels at Holpan-Klipdam, the thickness and distribution of the alluvial gravel deposits have been investigated through systematic percussion drilling. A total of 3,243 boreholes with a combined depth of 14,486 m were drilled on the Holpan-Klipdam property between 1994 and 2005. Drill holes extended to bedrock in the majority of cases. Boreholes were spaced at 50 m intervals along traverses 100 m apart. Chip samples were collected at 1-m intervals and logged on site by a geologist. Procedures were audited in conjunction with the original field logs under the supervision of Rockwell’s consultant in November 2005.

As of January 2006 the drilling program, supported by trial mining test work and field observation, has outlined gravel volumes of approximately 7,500,000 m3 for the Rooikoppie unit and 4,300,000 m3 for the Primary unit on the Holpan-Klipdam properties.

The production and survey data obtained from HCVWD have been accepted following on-site observation of mining and treatment processes, extended discussions with company personnel and detailed presentations by Managing Director as well as other individuals responsible for the compilation of the state diamond logs.

According to historic records for the period beginning October 1994 and ending December 31 2005, a total of 90,292.11 carats of diamonds with a total sale value of US$63,722,121 have been recovered from the Holpan-Klipdam properties by HCVWD. Given that no volumetric data are available for this period, it is not possible to estimate a grade for this period. At least 3,267,400 m3 of gravel has been bulk sampled or mined within the Holpan-Klipdam properties by HCVWD between June 2003 and December 31 2005. Systematic and professional surveying information are available for this period.

Geological continuity for both the Primary gravels and the Rooikoppie gravels has been established and demonstrate the continuity of diamond mineralization along these alluvial diamond “runs” and within the defined resource area. A simple aggregated global average diamond grade of 1.16 carats per 100 m3 is implied. When evaluated on a the basis of a 6-month rolling weighted average for the same period, grade ranges from 0.89 carats per 100 m3 to 1.93 carats per 100 m3. Therefore, the estimated grade of 1.16 carats per 100 m3 is considered to be conservative.

Diamond values presented in this report represent information collated from actual diamond sales concluded by HCVWD. They are determined by an official tender process whereby goods are cleaned, sorted and parcelled into different sizes and categories (either individually, which is typical for larger stones, or collectively for smaller stones) before being shown to registered buyers who make sealed offers

– page 26 –

on the different diamond parcels. Typically, diamonds are sold to registered local and international buyers who offer the best price on a parcel. This process is underpinned by professional valuation of the stones to arrive at a reserve or market price prior to tender and the entire process is conducted through officially registered diamond marketing facilities or ‘bourses’. Strict adherence to the Kimberley Process is maintained throughout the mining, recovery, marketing and sales process.

For the period June 2003 to December 2005 (for which survey information is available and the data on which the grade has been estimated) the average weighted diamond value is US$848 per carat.

Using stone-by-stone weight records compiled by HCVWD production staff for the period January –April 2006, a diamond size-frequency distribution analysis was carried out in order to gain a better understanding of the diamond population present at Holpan-Klipdam. This approach was used to predict the frequency with which large stones would be expected to be present at Holpan-Klipdam. This is of key importance as a small number of large, high value stones can significantly increase the value of production. When compared to nearby properties such as Zoutpan, Riverview and Pniel, there appears to be a significant population of large stones, possibly representing a distinct kimberlitic source or a higher degree of fluvial sorting.

Estimates of Mineralization

The continuity of the geology and mineralisation, together with the degree of confidence in grade and stone value are considered sufficient to classify the diamondiferous gravels, as an inferred resource. The production information used to support this contention covers a mined volume of 3,267,400 m3 and a total of 37,809 carats. The drilling information is deemed sufficiently dense, accurate and clearly defined to support this classification. Although reconciliation of carats produced to volumes mined is only possible in a global sense, RH De Decker, Pr. Sci. Nat., the independent Qualified Person responsible for the resource estimate, is of the opinion that it constitutes an inferred resource.

It is also estimated that 4,800,000 m2 of gravel, that is similar, visually, to the Rooikoppie gravels, surrounds the area of the inferred resource. While this gravel feature is readily identifiable from the prevalent red chert clasts (Pebbles) in the regolith and abandoned artisanal workings, as well as vegetation features discernable from aerial photography, its diamond content should be independently evaluated to determine whether a classifiable resource exists. It is Mr. De Decker’s opinion that the classified resource base could be expanded significantly by a limited but systematic program of pitting and sterile bulk testing trenching.

The property hosts an extensive alluvial diamond deposit. An estimated inferred resource of 12,000,000 m3 of diamondiferous gravel with a grade of 1.16 carats per 100 m3 and a mean value of US$848 per carat (as assessed from production records) has been identified on the property. RH De Decker, Pr. Sci Nat., is the independent Qualified Person responsible for the resource estimate.

Planned Program

A CDN$3.125 million program is proposed, as summarized below:

Description	Amount (CDN$)
Bulk sampling activities	$1,500,000
Trial mining activities	$1,225,000
General environmental work	$125,000
Geology, engineering and supervision	$275,000

– page 27 –

The Wouterspan Property

Location and Access

The Wouterspan Property is located on the northern bank of the Orange River, about 100 km west of Douglas in the Northern Cape Province, South Africa.

The area has ready access to good infrastructure. Water is available from the Orange River. The property is directly linked to an all-weather gravel road. It is 200 km from the town of Kimberley, where comprehensive back up services for mining, spares and other supplies are available. The property is connected to the national electricity grid. Staff quarters have been built on site and transport provisions have been made for personnel to work on a two week on, four day off basis.

Wouterspan is situated on the edge of the Karoo, an arid semi desert that forms part of the high plateau (or highveld) of South Africa. Rainfall is about 200 mm per annum primarily during the summer. Winter temperatures range from 0°C at night time to approximately 14°C during the day; summer daytime temperatures may reach 45°C.

The project area comprises a relatively flat raised terrace adjacent to the modern day Orange River. The main relief features include a gentle rise towards the western limit of the permit area, together with a sharp topographic descent of approximately 12 m in the south-east, adjacent to the Orange River, defining the limit of the terrace. Subtle hollows, some of which host minor ephemeral drainages are also seen in the project area.

Property Description and Ownership

The property comprises portions of the Lanyon Vale 376 farm that total 969.4 hectares.

The surface rights of Wouterspan are held by Mr. J.F. Gouws. No servitudes exist with regard to these landholdings. H.C. Van Wyk Diamante (HCVWD) has concluded prospecting and option agreements to purchase the two companies Farhom Mining and Construction Limited and Okapi Diamonds (Pty) Limited together with their surface and mineral rights holdings at Wouterspan. These are described below:

 Table 2 Permits for Wouterspan Property

Company	Property Name	Area (ha)	Permit Number	Expiry Date
Farhom Mining and Construction Limited	Portion 16 (a portion of Portion 9) of Lanyon Vale 376	188.7926 hectare	Mining Permit No. 144/2004	29 April 2006*
Okapi Diamonds (Pty) Limited	Remainder of Portion 9 (Wouter) of Lanyon Vale 376	780.61 hectare	Prospecting Permit No. PP 86/2004	29 April 2006*
*Both permits expired on April 29 2006, but a renewal application has been lodged and a favourable response is expected.

History

The first diamond discovered in South Africa was about 75 km upstream of Wouterspan on the Middle Orange River (“MOR”). This discovery led to the rapid proliferation of small-scale artisanal mining activities.

– page 28 –

Early mining concentrated on the surface deflation deposits, known as Rooikoppie gravels. Rooikoppie gravels were mined extensively between Douglas and Prieska from 1926 to 1936 and again during 1943 to 1945. Subsequently, the MOR has not seen much prospecting and mining activity until relatively recently. The reasons for this are twofold: a) Large areas are covered by a very hard layer of calcrete, 0.5 m – 3 m thick, which limits access to the underlying gravel horizons; and b) the gravels contain a high percentage of banded ironstone clasts, which makes the treatment and concentration of the gravels technically difficult when using the traditional pan plant processes.

More recently, the mining problem of the MOR was solved by the use of blasting and heavy earthmoving equipment to rip and remove the hard calcrete-silcrete layer. This new technology has resulted in the area being effectively explored and mined for the first time. A number of companies have been active in the area. The MOR alluvial deposits have regularly yielded exceptional large diamonds such as a 211 carat stone recovered from a terrace on a high level terrace upstream from Wouterspan and was reportedly sold for R28 million; a 181 carat stone recovered from Terrace B on Saxendrift; a 205 carat stone recovered by Trans Hex from Saxendrift and a 175 carat stone from Trans Hex’s MOR mine.

In 2005, drilling work indicated that the size of the gravel deposits at Wouterspan could be at least 30 million tonnes. Based on the trial mining project that had commenced in April 2005, a targeted recoverable diamond grade is in the order of 0.4 - 0.5 carats per hundred tons.

Geology

Large areas of the terrace are covered by diamond bearing surface deposits known as Rooikoppie gravels, often separated from the underlying Primary gravel by a hard layer of calcrete The basal gravels, termed “Primary Gravels”, are well exposed in the workings and shales and tillites of the Dwyka Group, together with lava are common substrates of the gravels. The bedrock displays gully and pothole features creating high diamond trapping potential. At Wouterspan, the gravels occur 20 - 30 m above the Orange River and appear to have been deposited in a braided river system. Suspended gravel deposits found between the Rooikoppie and Primary gravels have also been shown to contain diamonds.

The majority of the alluvial diamonds found in gravel deposits along the MOR are found in two distinct gravel horizons: an upper deflation deposit called the Rooikoppie gravel and the basal Primary gravels.

The Rooikoppie unit varies in thickness from a few centimetres up to about 2 m and has an average thickness of about 1 m. The deposit typically rests on sand, gravel or in places a hard, semi-continuous layer of calcrete and silcrete. Solution cavities up to 2 m deep in the calcretised material form sharp, discontinuous depressions that are filled with the overlying Rooikoppie gravel.

The Primary gravel deposits comprise the lower half to one third of the sedimentary sequence and rest directly on the bedrock. These Primary gravels comprise a poorly sorted assemblage of large boulders (up to 45 cm in diameter at the base of the unit), cobbles and pebbles set in a sandy matrix that is considered to have been deposited by a large, high-energy braided system that would be readily capable of transporting diamonds. The total sequence varies from about 8 m to 18 m in thickness.

The Wouterspan alluvial deposits represent typical remnant river terraces comprising gravel sequences formed, in large part, through reworking of glacial outwash deposits and appear to have a common or similar origin as seasonal flood deposits. The secondary or younger gravels represent re-working of earlier deposits by late stage erosion and re-deposition as sheetwash flood gravels in low level terraces often associated with river damming situations and splays.

The surface deflation Rooikoppie deposits comprise a diamond-bearing lag deposit created by erosion, winnowing and removal of light components, and enrichment of heavy components including diamonds.

– page 29 –

Exploration and Trial Mining

Given that the terrace extends beyond the boundary of the Wouterspan properties, the entire property is considered prospective. The thickness and distribution of the alluvial gravel deposits have been investigated through systematic percussion drilling. Geological logging and surveying of all boreholes has been undertaken and has been used in the construction of a geological model, which has itself been used as a guide to trial mining operations.

Quantitative reconciliation and modeling of grade is not possible through the analysis of drill data. The only way to establish diamond presence and grade is through trial mining operations.

The purpose of the trial mining was to: (i) expose the gravels in section over a wide lateral area in order to gain a better understanding of the sedimentology and (ii) to process sufficient gravel to be able to determine the diamond grade of the gravels and lateral consistency thereof. Between March 2005 and January 2006, a total of 513,892 m3 of Primary gravel and 24,013 m3 of Rooikoppie from 11 localities at Wouterspan property were tested by HCVWD during trial mining operations. Trial mining locations were selected by HCVWD according to the most well-developed gravel assemblages (both laterally and vertically) as identified by the drilling program and a series box-cuts were excavated. Currently operations are taking place on two portions of the property called Farhom and Okapi farms.

Drilling and trial mining indicate that the property hosts an extensive alluvial deposit with a large average stone size within the Rooikoppie and Primary gravel units. The work to date on the Wouterspan Project has established the presence of diamondiferous gravels, but without having determined a mineral resource.

A drilling program, conducted in 2005 by VWDG at Wouterspan, identified 4,481,000 m3 of Rooikoppie Gravel and 43,259,000 m3 of Primary Gravel. In trial mining operations, 2,868 carats of diamonds have been recovered from 514,000 m3 of Primary and 24,000 m3 of Rooikoppie gravel.

Diamonds of exceptional value have been recovered from this property, including the recent discovery of a 157 carat stone that sold for approximately US$5.7 million at official tender.

Planned Program

A budget of CDN$5 million has been proposed, to be used for bulk sampling and purchase or replacement of equipment for the Wouterspan operations, as summarized below:

Description	Amount (CDN$)
Further drilling, geologic interpretation and compilation	$600,000
Additional bulk sample activities including test process plant additions	$1,300,000
Trial mining operation (including equipment addition) based on operational planning with regard to exercising the Farhom and Okapi options	$2,300,000
General environmental	$400,000
Geological and engineering, operational planning including supervision	$400,000

The Galputs Minerale Project

Location and Access

The Galputs property is located on the Koa River in Namaqualand, in the Northern Cape Province, South Africa.

– page 30 –

Galputs Pan, located on an extensive plain with little topographic relief, is one of a series of deflation pans located along the palaeo-Koa River that actively flowed for about 5 Ma. The first diamonds from the Koa Valley were discovered at Galputs in 1936.

The Galputs Pan comprises three interleading pan-shaped features: the Northern Pan and Neck Area, the Main or Central Pan and the Southern Pan. Access to the project site is possible via a number of well-maintained gravel roads. The roads are adequate for large vehicle use and link to both Springbok and Upington which have regular daily air-links to major centres in South Africa. The nearest large town is Springbok, about 110 km west of Galputs. Aggenys, 45 km north of Galputs, is connected to the town of Springbok in the west by an excellent tarred road and with Upington to the north-east by an equally good paved road. A well–maintained paved landing strip suitable for small to mid-sized aircraft is located at Aggenys.

The Namaqualand region is extremely arid with annual rainfall averaging only 125 mm, occurring mainly in the summer months from November to February.

Property Description

The property is comprised of the mining rights to the Galputs 104 farm on which diamondiferous gravels have been identified.

A mining licence (ML 1/2003) was issued to Galputs Minerale (Pty) Limited on January 8 2003 and is valid until January 7 2018. This mining licence was granted in respect of a property comprising 791,183 hectares. The mining licence constitutes an Old Order Mining Right and must be converted to a New Order Right by 2009. A valid Environmental Management Programme (EMPR) is in place for the prospecting and mining operations. A surface use agreement is also in place with the landowner of the property.

The Galputs Project is indirectly owned by Virgilia Investments Inc (“Virgilia”), a British Virgin Islands corporation. Virgilia’s wholly-owned subsidiary, Galputs Minerale (Pty) Limited, a private SA company, holds mining rights to the The Galputs Project. Durnpike conducts contract mining operations at The Galputs Project. Rockwell will acquire, for nominal consideration, all of the outstanding shares of Virgilia from Marla Trust and make a payment as set out in (c) above under acquisition.

History

The Koa River and the region around Galputs was probably occupied by the Orange River during Miocene times (5 Ma). It is now generally accepted that the diamonds found in both the coastal marine deposits and fluvial gravels of Namaqualand have been derived from the kimberlite pipes occurring in the hinterland of southern Africa. The hinterland is underlain by rocks of the ancient Kaapvaal Craton and from which as much as 500 – 1,500 m of erosion has taken place since the intrusion of kimberlites in the late Cretaceous (120 – 85 Ma). The considerable quantity of diamonds released would have been transported through the Koa Valley with possible deposition of some stones in favourable hydrological traps eroded into the bedrock.

Exploration and prospecting work has been conducted intermittently at Galputs since 1936, with systematic prospecting only commencing in 1960. Between 1936 and 1986, a total of 4,110 carats were recovered. No previous data are available to reliably determine the in situ grade of the gravels at the Galputs Project. Mining at Bosluis Pan, a nearby site in the Koa Valley, on gravel deposits similar to that of Galputs, has indicated an average grade of about 3 carats per hundred tons, with reports of exceptionally rich areas reaching grades of 70 carats per hundred tons.

– page 31 –

Production by Galputs Minerale commenced in March 2002 and processing increased in August 2002, resulting in an estimated mining rate of about 14 000 tonnes of gravel and 42 000 tonnes of waste overburden per month. Mining was hampered by a hard layer of silcrete overlying the gravel and excessive groundwater found in certain areas. The largest stone recovered during prospecting in 2002 was 17.5 carats, the average stone size for the period June to August 2002 was 0.98 carats and the average selling price since March 2002 has been US$388. An estimation of the potential gravel resource contained within the Galputs licence area was completed in 2002.

Geology

The geology of the region comprises granite gneiss rocks of the Gladkop Metamorphic Suite. These are Proterozoic basement sequences of the Bushmanland Metamorphic Complex which yield ages of about 1,300 million years. Locally, as in the Koa River Valley, ancient drainages are found with sequences of diamondiferous gravel deposits. Diamonds found in the Koa Valley were deposited during the transport of vast amounts of material eroded from kimberlite pipes and fissures situated in the hinterland, to the Atlantic coast during the Tertiary (65 to 2 Ma). Regionally the cover deposits are extensive wind blown sequences of Quarternary age.

Diamonds are found in the alluvial gravel successions that have been exposed in a series of large pans, which are represented by large flat depressions typically about 1 to 2 km in length, and 200 to 500 m in width located along the palaeo-Koa River drainage. The gravel deposits are located on the granite gneiss basement and comprise a thin horizon varying in thickness from a few centimetres to about 1 metre in places. The gravel layer is overlain by coarse silty sandstones, which in places is lithified to a hard silcrete and sand.

The rock assemblages comprising the gravels are mainly quartz and quartzite pebbles with minor amounts of banded ironstone, epidote and jasper. Abundant garnet and ilmenite are present in heavy mineral concentrate. Cobbles and boulders are dominantly granitic in composition and are frequently highly weathered.

The Galputs Pan comprises three interleading pan-shaped features: the Northern Pan and Neck Area, the Main or Central Pan and the Southern Pan.

Diamond mineralization in the Galputs deposit is primarily confined to the extensive basal gravel sequence that occurs immediately above the granite-gneiss basement that underlies the Galputs Pan. Silcretes which overlie the well developed gravel horizon at Galputs also contain clasts and gravel fragments in places and it is possible that they could be diamond bearing.

Exploration and Trial Mining

Exploration by Galputs Minerale comprised a drilling programme along lines 500 m apart over selected areas and construction of simple 3D models for these areas. Galputs Minerale also undertook prospecting by means of excavation and processing of gravels to recover diamonds so that estimates could be made of in-situ grades. Prospecting work was undertaken in the Central or Main Pan, the Northern Pan and the Neck area, Gravels remaining in areas previously mined were also delineated, excavated and mined, and tailings material which still contained a high proportion of clasts was also retreated. Final diamond recovery was by concentration in a Plietz jig at different size fractions (typically 1.5 mm, 4-8 mm, 8-16 mm, and +16 mm), after which the different concentrates were hand sorted.

– page 32 –

Results of the trial mining work indicate a consistent distribution of diamonds across the pan and show that the gravel sequences produce consistently high value gem diamonds. Results produced by Galputs Minerale are compatible with previous prospecting results obtained at Galputs by other operators.

A total of 139 percussion boreholes have been drilled along lines 500 m apart and with hole spacing 20 m apart over a localized portion of the deposit; 67 holes of these holes intersected gravel in the Northern Pan and Neck Area, and the Main Pan, and Southern Pan. The work was done by Mine Track Solutions and indicated that the gravel deposit was relatively intact and prospective in the Northern Pan and the neck Area between the Northern and Main Pans. Computer modelling of the drill results was carried out to make an initial estimate of resources volumes and tonnages.

Based on the initial focussed drilling programme and computer modelling, the following estimates of diamondiferous gravels were presented for the Galputs Project:

Northern Pan and Neck Area - a gravel resource of 510,000 tonnes was arrived at for this portion of the deposit.

Main and South Pans - Van Breda (2004) gives an estimate of 82,800 tonnes for the Main Pan, with further gravels covered by silcretes which could yield diamonds as well. No drilling was done on the South Pan, though excavations from previous prospecting operations indicate the presence of gravel horizons in this area.

Tailings Heaps - There are large tailings heaps located on Galputs which are known to contain diamonds.

Based on estimates of Cooke (2002a) and selective drilling and resource delineation undertaken by Mine Track Solutions on behalf of Durnpike, it is reasonable to assume there is a gravel volume of between 700,000 and 2.1 million tonnes.

Planned Program

A budget has been constructed which will allow the Galputs deposit to be tested systematically by trial mining at an initial scale of about 25,000 tonnes per month with the ability to rapidly expand this to about 50,000 tonnes per month.

In terms of diamond mining operations the South African government receives a 5% state royalty from diamond revenues, while South African company tax is 29%. A 5% royalty is paid to the farmer after deduction of the State royalty.

A budget of CDN$ 1.7 million is proposed for further exploration and trial mining operations.

Description	Amount (CDN$)
Reverse Circulation drilling programme, 3D modelling, Resource delineation	60,000
Purchase of excavator	430,000
Purchase of front end loader	200,000
Purchase of 2 articulated dump trucks	430,000
Construction and purchase of rotary pan metallurgical treatment plant	100,000
Construction and purchase of mobile X-ray Flow-sort final diamond recovery	480,000

– page 33 –

Properties in the Democratic Republic of Congo

The Kwango River Project

Location and Access

The property is located on the Kwango River in the Bandundu Province of southeastern Democratic Republic of Congo (“DRC”) (Figure 2).

Figure 2 Location of Kwango River Property

Roads in the DRC are passable for the purposes of moving heavy equipment associated with project startup. The country’s aging railway infrastructure provides important connections domestically as well as

– page 34 –

with the Angolan port of Luanda and with southern Africa. Daily flights are available between Kinshasa and Tembo.

Cell phone signals can be picked up from Mawangu, the village 5 km from the Midamines campsite on top of the plateau. At present, satellite technology represents the only viable option for the communication of voice and data outside the project area.

The project area is also accessible via Angola, through the town of Malange, about 250 km south-southwest from Tembo. Luanda lies a further 400 km to the west and could be used as port of disembarkation for the equipment.

The country’s regional climate is tropical to sub-tropical. While annual average rainfall is in the order of 1,300 mm in the south, it is nevertheless possible to work in the river for most of the year, which Midamines have reportedly done in the nineties. The Kwango River is navigable by light vessel for the full length of the Kwango Project area. During the dry season the river level drops considerably and water flow ceases altogether, leading to the exposure of sandbars.

Property Description

The Kwango River Project encompasses over 75 km of river frontage and also extends across elevated, palaeo-river terraces. Alluvial diamond deposits occur as gravel assemblages within the modern Kwango River, underlying its banks and in the adjacent terraces.

The Kwango River Project in the Democratic Republic of Congo comprising approximately 109 square km within Exploitation Permit Number 331 (“PPE331”) held by Midamines SPRL (“Midamines”), a Democratic Republic of Congo company. Durnpike has an agreement with Midamines to manage and carry out exploration and mining on a portion of PPE331, as contractor for and on behalf of Midamines, and is entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area. PPE 331, issued in December 2003, is valid until January 2017 (and is renewable for a second term) and allows the holder to conduct exploration, develop and exploit the deposit as well as market the diamonds produced from the deposit according to local government requirements and the Kimberley process.

History

Subsequent to the discovery of the rich West Kasai diamond fields in the DRC in 1907, other diamond bearing deposits were noted in south-west DRC along the Kwango (also spelled Cuango) River and extensive exploration work was undertaken in the region during the 1950’s. Reports state that “the results of washing gravels about 25km south of the Tembo Falls brought immediate results of 81 diamonds weighing 9.42 carats”. Following good results in Angola, prospecting by the company Forminiere took place of the recent fluvial deposits between the Franz-Jozef and Tembo Falls. The conclusion from that work was that the primary origin of the Kwango diamonds lies upstream of the Cuango-Quissema confluence. In 1961, another investigation of the region between Tembo and Franz-Jozef Falls confirmed the earlier work of 1959: the presence of potholes and gullies with locally important concentrations of diamonds. The difference between the Angolan and DRC diamonds are in their size: in DRC the average is between 10 and 20 stones per carat and in Angola between 1 and 10 stones per carat.

Due to the vast numbers of diamonds and easy mining conditions encountered in the West Kasai deposits, emphasis on exploitation of diamonds in the DRC has remained focussed on this area, with areas such as those noted along the Kwango River that have been subjected only to artisanal mining.

– page 35 –

Since the implementation of political changes in the DRC, the new Minerals Act of 2003, and the implementation of the Kimberley Process to which the DRC is a signatory, diamond production has grown steadily.

Midamines has been active in the Kwango River since the mid nineties. This appears to have been the first mining operations to have been undertaken in the Kwango Valley from the DRC. The results of their earlier work are not known. No activity is recorded from the Angolan side of the river in this part of the Kwango River, despite the good results achieved further upstream at Luzamba and Luremo.

The river deposits are currently being mined using small dredges, and the river bank and terraces are being mined by small scale excavations. The Government Valuator in Kinshasa has valued parcels of diamonds from recent small scale mining on the property in the range of US$85 to US$110 per carat. The recoveries from both sources are 0.15 to 0.2 carats per 30 kg samples.

Midamines has not maintained precise production records of and no other reports are available to give an indication of the size of the diamond resource along the Kwango River. However since the commencement of the project the author is aware that Midamines produced a parcel of diamonds in the order of 2,700 carats in September 2005 which attracted average sales prices of US$115 to $125 when marketed in Antwerp.

Aproximately 84% of the diamonds produced by Midamines are gem diamonds and only about 6% classify as industrials and rejects. Of the gem population, a significant 34% classify as sawables, and 60% classify as makables. Typically, diamonds recovered from the Kwango River comprise a well sorted population of stones, with an average size of approximately 0.25 carats per stone.

Geology

The project area lies in the broad valley cut by the Kwango River into the Cretaceous Kwango Formation conglomerates, sandstones and siltstones. These rocks are the equivalent of the diamondiferous Calonda Formation in Angola. The Calonda Formation is considered to be a prime source of the secondary diamond deposits that are mined in recent drainage systems as for example diamonds being mined at Luzamba and elsewhere along the Cuango and Lui Rivers in Angola, which both lead into the Kwango River to the north.

The Kwango Formation is generally covered by younger Quaternary age sediments of the barren Kalahari Formation. The sequence forms low rolling hills that terminate in a plateau that lies about 150 m above the river.

The bedrock is granitic gneiss, displaying potholes and gullies exhibiting extremely high diamond trapping potential. Extensive indurated, closely-packed diamondiferous gravel was observed in these potholes and gullies. The gravel lies below 5 to 10 m of overburden that consists of well-sorted buff to reddish-brown sand, interfingered with silty to clayey sand.

Extensive raised terrace deposits are found adjacent to the modern river system,, formed in an earlier geological period when the base level of the river valley was at a higher elevation. The significance of the terrace deposits are that they may be indurated Kwango Formation and therefore present a different metallurgical challenge for their exploitation.

It is apparent that the basal gravel units should be targeted as a potential source of alluvial diamonds. Funnelling of the stream flow prevents the deposition of fine sediments. Under suitable conditions and resistant lithologies, the higher flow rates generated would create potholes, gullies and other irregularities

– page 36 –

in the bedrock that would act as trapsites for diamonds. Because of their high specific gravity and small size, the diamonds would quickly settle to the bottom and be covered (and consequently protected) by cobbles, pebbles and boulders. This process would continually add diamonds to the same trapsites, thereby enriching the grade of the basal deposits.

Planned Program

A preliminary budget scenario has been compiled for the Kwango project based on the observations of manufacturing companies including ‘Marine and Mineral Projects’ (Pty) Limited and ADP Projects (Pty) Limited, of Cape Town, South Africa, both with extensive experience of operating conditions in Angola and the DRC. The scenario is very preliminary in nature and is intended as a guide for initial financial planning. No members of personnel from either of the above companies have visited the project area or examined the project data and no exclusive planning or feasibility study has been undertaken.

A CDN$ 7.9 million provisional budget for the initial exploration work and bulk sampling program is:

Description	Amount (CDN$)
Desk top geological studies, resource delineation, 3D modeling, field vehicles, site surveys	200,000
Establishment of operational infrastructure	100,000
Purchase of rotary pan plant and X-ray flowsort final recovery unit	1,300,000
Purchase of Earth moving equipment	2,700,000
Logistics, road construction and site infrastructure	2,200,000
Fuel	1,400,000

Ricardo Property, Chile

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

– page 37 –

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

Location and Access

The Ricardo mineral property is located immediately south of the City of Calama, Chile at elevations of 2,400 to 2,600 meters. The area is accessed by Highway 25 from the port city of Antofagasta, located 205 kilometers to the southwest (Figure 3).

Figure 3. Ricardo Property, General Location Map

The Corporación Nacional del Cobre de Chile (“Codelco”), the Chilean national copper company, is currently erecting housing and other infrastructure, as part of a relocation of its workers for its Chuquicamata project, in certain areas of the Ricardo Property. Rockwell believes this construction usurps Ricardo's constitutional mining rights. Accordingly, in order to preserve access to its mineral

– page 38 –

concessions, in November 2002 Ricardo applied for several easements on its Ricardo Property to prevent Codelco from further developing its construction project over Ricardo's mining rights. On June 28, 2006, the application for the easements was denied by the Supreme Court of Chile.

Figure 4 below illustrates the exploration and exploitation concessions controlled by Ricardo, covering an area of approximately 16,250 hectares:

Figure 4. Ricardo mining claims

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

Freeport McMoRan Copper Company (“Freeport”) executed an Option to Purchase Agreement with Ricardo in 1992 and commenced a drilling program in early 1993. During the period January 1993 through May 1994, a total of 5,095 meters were drilled in one diamond core and 13 rotary holes with spot coring. Six of the 11 Freeport holes that may have been drilled to bedrock encountered steep fault zones at their bottoms. Two of the other five holes were logged as having drilled into barren bedrock. A number of Freeport drill

– page 39 –

hole samples contained anomalous copper and zinc values. Detailed descriptions of Freeport drill hole RF-6 refers to bedrock as consisting of “leached capping” composed of “sheared, oxidized and leached, intensely altered, coarse-grained porphyry” as evidenced by rotary hole cuttings commencing at 138 meters and continuing to about 428 meters. This is an impressive thickness of alteration, although the fragments may be extraneous material within a thick section of fault gouge penetrated by the drill hole. If the cuttings are truly representative of bedrock, the area warrants additional drilling. It is also significant that the relatively shallow bedrock surface in RF-6 (138 meters) may indicate a buried topographic high related to a leached, and possibly mineralized, porphyry body.

Freeport contracted two geophysical studies in 1993 including compilation of a composite gravity map. The gravity study report describes a major structure striking northwest-southeast immediately north of the Ricardo mineral holdings. Gravity, magnetic and very low frequency-electromagnetic (VLF-EM) geophysical surveys, conducted on the property in July 1993, were designed to delineate structural trends and to identify areas of shallow bedrock occurrences on the Ricardo property.

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

The second phase of the INCO drilling program also consisted of six holes, five angled and one vertical combination, of rotary plus coring. All six were drilled approximately two to three kilometers east of Calama to test “irregular areas of high resistivity”. Four of the holes penetrated faulted andesitic volcanics, one hole intersected a short section of monzonite, and the sixth hole encountered clay-altered granite cut by quartz veins. A sample of the upper portion of the granite section contained a “high molybdenum/copper ratio”.

INCO contracted induced polarization (“IP”) and continuous magnetotelluric surveys to be conducted on the Ricardo property during the term of its exploration agreement. The caliche cover also complicated a continuous magnetotelluric survey, however, the contractor concluded that the survey successfully determined the thickness of the gravels and detected extensions of the West Fissure. INCO did not follow up any of the encouraging geophysical results with drilling as it terminated the agreement with Ricardo in 1996.

In February 2000, Rockwell entered into a letter of intent (the “Letter of Intent”) for an option to purchase agreement on its Ricardo Property with Empresa Minera de Mantos Blancos S.A. (“Mantos Blancos”), a subsidiary of Anglo-American PLC, and Ricardo, by then a wholly owned subsidiary of Rockwell. In July 2000, Mantos Blancos terminated its Option to Purchase Agreement on the Ricardo Property after having completed a 16-drill hole program on a small section of the Property to depths of up to 250 meters.

In January 2004, Ricardo signed a Letter of Understanding with Rio Tinto Mining and Exploration Ltd. (“Rio Tinto”), which contemplated the acquisition by Rio Tinto of a 100% interest in a majority of the claims which make up the Ricardo Property. From April to June 2004, Rio Tinto carried out an exploration program at Ricardo comprising 8 vertical drill holes, totaling 2,296 meters, drilled by reverse circulation or part reverse circulation and part core rigs. The seventh hole was drilled within the West Fault Zone to test the possible southwestward extension of an altered intrusion hosting pyritic mineralization that had been intersected in a previous hole by INCO. It tested a horst block between the east and west faults within the West Fault system, and intersected unaltered Paleozoic rocks. Although Rio Tinto concluded that the alteration system was closed off by the hole, there may be further potential in this area.

– page 40 –

Geophysicists from Zonge, a geophysical contractor, conducted a review of existing IP and analogue magnetotelluric (AMT) geophysical images and processed data, and where available, raw data for Rio Tinto to detect mineralized or altered zones beneath the thick gravel cover. Rio Tinto concluded that none of the areas warranted further drilling, although targets associated with the West Fissure Zone remained. In January 2005, Rio Tinto terminated its Letter of Understanding with Rockwell.

Geology

The Ricardo Property is situated within the Precordillera of Northern Chile, over a major north-south striking complex zone, locally known as the West Fault system or West Fissure. The oldest units in the area are Paleozoic metamorphosed sedimentary and intrusive rocks; intrusions are associated with copper occurrences. Triassic sedimentary rocks, and rhyolitic to andesitic volcanic rocks overlie the Paleozoic sedimentary and intrusive rocks. From drill hole information, it has been determined that volcanic rocks of dacite composition are the dominant rock type to the east of the West Fault system in the Ricardo area. These units are overlain by Jurassic and Lower Cretaceous sedimentary rocks, then Upper Cretaceous sediments with intercalated volcanic units. In the Ricardo area, the main unit is Lower Cretaceous porphyritic andesite, with intercalated dacites and andesitic breccias. Chuquicamata Porphyry Complex, Toki Cluster and Opache Porphyry and other intrusions in this area are of Eocene and Oligocene age. The sequence was also uplifted and eroded, forming alluvial fan and fluvial sedimentary deposits known in the area as the Calama Formation. These units are covered by Miocene clays, limestones and gravels in the Ricardo area. There is no outcrop on the property.

Sampling Method and Approach

Seven drilling campaigns have been completed. For details of the sampling procedures see Rockwell’s Form on 20F for 2005.

Plan of Operation

Drilling programs have tested a number of areas on the Ricardo Property. However, Rockwell believes that a significant potential remains in along the West Fault system in the central part of the property.

A drilling program, consisting of a minimum of four to six angled holes, totaling 2,000 meters, along two east-west lines across the West Fault are proposed to fully test this area. The program would cost approximately US$270,000. Rockwell has deferred further work at Ricardo, while it focuses on its alluvial diamond properties.

– page 41 –

British Columbia Properties

In November 2004, Rockwell entered into a Farmout Agreement with Amarc Resources Ltd. (“Amarc”), a company related by virtue of certain directors in common. Pursuant to the agreement with Amarc, Rockwell had to incur $600,000 in exploration expenditures to earn up to 50% interests in the Crystal and Hook projects located in the Cariboo region of British Columbia, and in the M3, M4, M5, Tsil and Kalder projects located in the Prince George region of British Columbia. The companies could then either form a joint venture to jointly fund further exploration on the projects, or Amarc could purchase all or any of Rockwell's earned interests in the projects for the fair value of those interests in cash or shares, as valued at the time of acquisition. In December 2004, Rockwell earned its 50% interests in these properties, but these interests were allowed to lapse during the 2006 fiscal year.

Crystal is located 30 kilometers from 100 Mile House and Hook is near the town of Likely. Preliminary ground surveys, consisting of geological mapping, geochemical sampling and geophysical surveys, were carried out by Amarc prior to the Amarc/Rockwell agreement. Reconnaissance drilling performed under the Amarc/Rockwell agreement on the Crystal property yielded negative results and the property was allowed to lapse. Reconnaissance drilling on the Hook property also yielded negative results, and the Hook property was subsequently vended to Wildrose Resources Ltd., a company holding adjoining claims to the property, in consideration for Wildrose paying for the filing of assessment work and submitting a report to Amarc and Rockwell on the exploration potential of the consolidated claim group. Amarc and Rockwell had an exclusive right for 45 days after receipt of the report to acquire an option to purchase an interest in the consolidated claim group, but this right was allowed to lapse during the 2006 fiscal year.

The M3 to M5 properties, located north of Prince George, were staked by Amarc in 2004. Preliminary geophysics was carried out on M3 and M4 by Amarc. The Tsil and Kalder properties are located north of Fort St James. Amarc carried out preliminary geophysical surveys prior to the Amarc/Rockwell agreement. A number of anomalies were identified and tested by a total of eight drill holes in early 2005. An evaluation of these results was completed and the results did not warrant further exploration by Rockwell. Rockwell held these properties on assessment credits for the purpose of reviewing their potential for joint venture status, but they were allowed to lapse during the 2006 fiscal year.

– page 42 –

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of Rockwell’s financial condition and results of operations for the three years ended May 31, 2006 should be read in conjunction with the Company’s consolidated financial statements and related notes included in this annual report. The consolidated financial statements included in this annual report were prepared in accordance with Cdn GAAP. For a reconciliation of the consolidated financial statements to US GAAP, see note 11 to the consolidated financial statements.

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

Critical Accounting Policies

Rockwell’s consolidated financial statements are prepared in accordance with Cdn GAAP and reconciled to US GAAP. Amounts are presented in Canadian dollars unless otherwise indicated. Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests, determination of asset retirement obligations and the assumptions used in determining stock-based compensation expense. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates. During the fiscal period ended May 31, 2006, the Company did not adopt any new accounting policy that would have a material impact on the consolidated financial statements, nor did it make changes to existing accounting policies.

The following critical accounting policies affect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:

– page 43 –

(a)	Mineral property interests

Under Canadian GAAP, the acquisition costs of mineral properties are deferred until the property is placed into production, sold, or abandoned, or when management has determined that there has been an impairment in value. Acquisition costs which have been deferred will be amortized on a unit-of-production basis, over the estimated useful life of the related property following the commencement of production, or written off if the property is sold, allowed to lapse or abandoned, or written down to fair value when an impairment has been determined to have occurred.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreed terms for the mineral property interest.

Exploration costs are expensed in the period incurred. Recoveries are recorded in the period received.

Administrative expenditures are expensed in the period incurred.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

In March 2004, the Emerging Issues Task Forces (“EITF”) reached a consensus that mineral interests covered by leases should be considered tangible assets. On April 30, 2004, the FASB issued a FASB Staff Position (“FSP”) amending SFAS 141 and SFAS 142, “Goodwill and Other Intangible Assets”, to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2005, with early adoption permitted.

In March 2004, in its report on “Mining Assets: Impairment and Business Combinations” the EITF reached a consensus that an entity should include the cash flows associated with value beyond proven and probable reserves in estimates of future cash flows (both undiscounted and discounted) used for determining whether a mining asset is impaired under Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

Under U.S. GAAP, the recoverability of capitalized mineral properties exploration expenditures are generally considered insupportable until a commercially mineable deposit is determined; therefore, all mineral properties exploration expenditures are expensed as incurred. As the Company does not have reports on proven and probable reserves on any of its mineral properties, all exploration expenditures incurred, other than its acquisition costs, and its other mineral properties have been expensed as incurred.

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

– page 44 –

Under United States GAAP, Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143") requires companies to record the fair value of the liability for closure and removal costs associated with the legal obligation upon retirement or removal of any tangible long–lived asset, effective for years beginning on or after January 1, 2003. Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and depreciated over its estimated useful life. The Company has determined that there were no asset retirement obligations as at May 31, 2006.

For Canadian GAAP purposes, effective June 1, 2004, the Company adopted the provisions of CICA Handbook Section 3110 (“HB3110”). HB3110 requires essentially the same accounting treatment of asset retirement obligations as SFAS 143. Consequently, the Company believes there is no difference in asset retirement obligations under United States GAAP and Canadian GAAP for the Company upon the adoption of this standard, and there is no effect on amounts previously reported.

The Company has determined that there are no material differences in the measurement and presentation of asset retirement obligations between Cdn GAAP and US GAAP as at May 31, 2006 and 2005.

(c)	Marketable securities

Under Canadian GAAP, short-term marketable securities are carried at the lower of aggregate cost or current market value, with any unrealized loss included in the statements of operations. Long-term investments are carried on the cost or equity basis and are only written down when there is evidence of a decline in value that is other than temporary.

Under US GAAP, Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) requires that certain equity investments must be classified into available-for-sale or trading securities and carried at fair market value. Any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized for available-for-sale securities, and included in earnings for trading securities. Under SFAS 115, for the years ended May 31, 2006, 2005 and 2004 the Company’s investments in marketable securities would be classified as trading securities and there is no difference between Canadian GAAP and US GAAP.

A.	Results of Operations

Rockwell’s annual and quarterly operating results are primarily affected by the level of exploration activity associated with its mineral property interests. Economic factors such as foreign exchange fluctuations, mineral prices and regulatory development may also affect the Company’s operating results and the volatility of the trading price of its common stock. To management’s knowledge, there are no governmental, economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the Company’s operations or investments by the Company’s U.S. shareholders. Inflationary factors have not had a material impact on the Company’s operating results for fiscal 2006, 2005 or 2004. The Company’s results of operations are summarized below:

– page 45 –

	Year ended May 31
	2006	2005	2004
EXPENSES
Exploration
Foreign exchange loss (gain)
Legal, accounting and audit
Office and administration
Property Investigation
Shareholder communications
Stock-based compensation – administration
Stock-based compensation – exploration
Travel and conferences
Transfer agent filings	$307,390 (46,881) 175,782 489,014 399,006 32,129 47,101 36,415 132,647 20,843	$920,902 3,105 80,078 285,618 - 19,896 6,534 4,979 30,293 22,795	$525,619 (34,856) 48,402 325,178 - 16,987 300,812 144,208 49,325 33,139
TOTAL EXPENSES	1,593,446	1,374,200	1,408,814
Interest income Gain on sale of marketable securities Write-down of mineral property interests Write-down of marketable securities	(2,172) (56,585) 46,856 19,128	(17,854) (6,138) - 135,486	(28,151) (9,645) - 25,000
LOSS FOR THE PERIOD	$1,600,673	$1,485,694	$1,396,018

Year ended May 31, 2006 (fiscal 2006) versus year ended May 31, 2005 (fiscal 2005)

The Company had a net loss of $1,600,673 for the 2006 fiscal year compared to a net loss of $1,485,694 for the previous year. The increase in net loss is primarily due to increased expenses in property investigation, travel and conference expenses and stock based compensation. This increase was offset by decreases in exploration expenses (2006 – $307,390; 2005 – $920,902).

Exploration expenses (excluding stock-based compensation) decreased to $307,390 in fiscal 2006 compared to $920,902 in fiscal 2005. This decrease is due to the termination of exploration activities at the Royce Diamond property and various British Columbia properties due to insufficient results to warrant further exploration.

Foreign exchange gains increased to $46,881 in fiscal 2006 compared to a foreign exchange loss of $3,105 in fiscal 2005. Administrative costs for fiscal 2006 increased to $489,014 in comparison to $285,618 incurred in fiscal 2005, primarily due to increased consulting and salary expenses related to the evaluation of properties for acquisition and exploration.

Property investigation expenses (2006 – $399,006; 2005 – $nil) and travel and conference expenses (2006 – $132,647; 2005 – $30,293) increased for the fiscal year 2006 compared to fiscal 2005 as the Company continued to evaluate properties for acquisition and exploration.

Legal, accounting and audit expenses for fiscal 2006 increased to $175,782 in comparison to the $80,078 incurred in fiscal 2005, the increase is primarily related to the evaluation of properties for acquisition.

– page 46 –

Write-down of marketable securities decreased to $19,128 in fiscal 2006 from $135,486 in fiscal 2005 due to the decline in the value of Taseko Mines Limited common shares in early fiscal 2006 and the Comwest warrants held by the Company as marketable securities. The Taseko Mines Limited shares were sold during the year for a gain of $55,340.

The Company recorded a write-down of mineral property interests of $46,856 in fiscal 2006 due to the Company’s application for easements on the Company’s Minera Ricardo property being denied by the Chilean law courts.

Stock-based compensation increased to $83,516 in fiscal 2006 from $11,513 in fiscal 2005 due to an increase in the number of options granted during fiscal 2006 (486,250) compared to fiscal 2005 (30,000). Interest income decreased to $2,172 for the fiscal 2006, compared to $17,854 for the fiscal 2005 due to lower cash balances on hand.

Related Party Transactions – Fiscal 2006

Hunter Dickinson Inc. (“HDI”) is a private company with certain directors in common with the Company that carries out investor relations, geological, corporate development, administrative and other management services for, and incurs third party costs on behalf of the Company, on a full cost-recovery basis.

Costs for services rendered by HDI to the Company increased to $578,134 in fiscal 2006, compared to $163,317 in fiscal 2005 due to an increase in administrative activities.

During fiscal 2006, the Company paid nil compared to $1,060 in fiscal 2005 to Gordon J. Fretwell Law Corporation, a private company controlled by a former director of the Company, for legal services.

During the year ended May 31, 2006, the Company paid $18,630 (2005 – $16,164) to Euro-American Capital Corporation, a private company controlled by a director of the Company.

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

– page 47 –

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

Working Capital

At May 31, 2006, Rockwell had working capital deficit of $889,614 as compared to working capital of $550,554 at May 31, 2005, and a working capital of approximately $1.86 million at May 31, 2004. The decrease in working capital between fiscal 2006 and fiscal 2005 was due to exploration activities conducted.

As described in Item 4.B. (Financing Activity), subsequent to the end of the fiscal year, the Company completed a $6.0 million credit facility and $21.0 million private placement to fund the acquisition of the alluvial diamond properties and to repay the convertible promissory note of $9.5 million.

The proceeds of the credit facility and private placement will be used to facilitate the acquisition of Durnpike Investments (Proprietary) Limited ("Durnpike") and the funding of Durnpike’s obligations in connection with the acquisition of 51% of the outstanding shares of Klipdam Diamond Mining Company Limited and HC Van Wyk Diamonds (Proprietary) Limited.

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

Financing Activity

$6.0 million credit facility

On August 21, 2006 Rockwell reached an agreement with Quest Capital Corp. (“Quest”) for a $6.0 million credit facility (the “Facility”). The Facility is payable out of the proceeds of any future debt or equity financing or disposition of any of the assets of Rockwell, other than in the ordinary course of business, and bears interest from March 1, 2007 at the rate of 18% per annum, calculated daily and compounded monthly, payable on the last business day of each month. The Facility, if not earlier converted, must be repaid on or before May 31, 2007. The Facility is secured by a first charge over all of the assets of Rockwell. In consideration for the Facility, Quest received 385,714 common shares of Rockwell. In addition, should the Facility remain outstanding on November 30, 2006, Quest will receive

– page 48 –

an additional number of common shares equal to 4.5% of the principal amount then outstanding divided by the average closing price of the common shares of Rockwell on the TSX Venture Exchange for the 10 trading days immediately preceding November 30, 2006. The facility may be repaid at any time, without penalty. Quest has the right to convert the facility to common shares if Rockwell completes an equity financing for $5.0 million or greater, at the greater of the price at which the financing is conducted less a 3% discount, subject to a minimum conversion price of $0.65 per share.

On September 1, 2006, Rockwell borrowed $6.0 million under the Facility to facilitate the funding of Durnpike’s obligations in connection with the acquisition of 51% of the outstanding shares of Klipdam Diamond Mining Company Limited and HC Van Wyk Diamonds (Proprietary) Limited.

$9.5 million private placement of convertible promissory notes

In July 2006, Rockwell entered into agreements to complete a $9.5 million private placement of subordinated secured convertible promissory notes (the “Notes”). The Notes must be repaid on or before March 31, 2007 and have similar terms and conditions to the $6.0 million credit facility, including conversion rights. The Notes are subordinated to the Facility, and are secured by a charge over all of the assets of Rockwell. As consideration for the Notes, the noteholders received 678,571 common shares of Rockwell on closing and 1,055,555 common shares on September 30, 2006, or equal to five percent of the outstanding balance owed on the Notes divided by the average closing price of Rockwell's common shares on the Exchange for the five trading days immediately preceding such issue, less a 10% discount. In addition, should the Notes remain outstanding on March 31, 2007, noteholders will receive an additional number of common shares on the same terms.

In November 2006, the Notes were repaid in full.

$21 million private placement financing

On November 23, 2006, Rockwell completed a $21 million private placement of 42 million units at $0.50 per unit. Each unit consists of one common share (“Shares”) in the capital of Rockwell and one Share purchase warrant. Each warrant entitles the holder to buy one Share in the capital of Rockwell at the exercise price of $0.60 during the first year from completion of the financing, or at an exercise price of $0.80 during the second year or at an exercise price of $1.00 during the third year. The third year term of the warrants is conditional upon Rockwell achieving Tier 1 status on the TSX Venture Exchange within the first two years.

Rockwell will use the net proceeds from the offering to complete the Acquisition described in Item B. Business Overview – Alluvial Diamond Properties, repay the Notes, carry out exploration and development, and for general working capital and corporate development purposes.

Financial Instruments

Rockwell financed its activities from fiscal 2000 through fiscal 2006 primarily through the issuance of equity shares by way of private placement. Rockwell keeps its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals.

C.	Research and Development, Patents and License, etc.

Not applicable.

– page 49 –

D.	Trend Information

The Company’s Ricardo property has the potential to host copper deposits. Copper prices have been increasing since late 2003. Copper prices averaged US$1.30/lb in 2004 and US$1.59/lb in 2005. Copper prices have continued to increase in 2006, averaging US$3.03/lb to the early December.

The rough diamond market was strong in 2005, with some softening at year end after prices peaked in the third quarter. Prices for polished stones increased, including large stones (>2 carats with better colour and quality) and smaller diamond segments. In 2006, diamond prices have shown general increases of 4-5% in the first three quarters, but softened in the latter part of the year as a consequence of increased debt levels in manufacturing centers and high energy prices, depressing discretionary spending in key markets such as the USA. Prices of larger solid diamonds continue to show solid gains on a year-over-year basis. According to a recent report, round polished diamonds 4 carats and 5 carats in size, and representing about 1% of the market by value, continue to post solid price gains, year-over-year. The continued price appreciation of large stones is significant in respect to the production mix from the projects being acquired in Kimberley area of South Africa, which comprises a significant component of large (+2 carats, including 10 carat) stones.

The Company will continue to make expenditures in fiscal 2007 to keep its Ricardo property in good standing, and has plans to invest in exploration and development of its recent alluvial diamond acquisitions, as discussed in Items 4.B and 4.D of this Annual Report. These expenditures will result in a decrease in the Company's cash and working capital position unless further equity financings are completed during 2007, and there is no assurance that the Company will be successful in acquiring such financing.

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

F.	Tabular Disclosure of Contractual Obligations

As at May 31, 2006, Rockwell did not have any of the following types of contractual obligations: long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations, or any other long term liabilities required to be reflected on its balance sheet under Cdn GAAP.

Payment due by period
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Long-Term Debt Obligations	–	–	–	–	–
Capital (Finance) Lease Obligations	–	–	–	–	–
Operating Lease Obligations (Office Lease)	–	–	–	–	–

 – page 50 –

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

– page 51 –

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Period a Director of the
Name, Position and Place of Residence	Position	Issuer

John Bristow	President, Chief Operating	since August 2006
Pretoria, South Africa	Officer and Director

Jeffrey Brenner	Director	since August 2006
Sandton, South Africa

Rene G. Carrier	Director	since April 1993
North Vancouver, Canada

David Copeland	Chief Executive Officer	since September 2006
Vancouver, Canada	and Director

Scott D. Cousens	Director	since November 2000
Vancouver, Canada

Jeffrey R. Mason	Chief Financial Officer,	since November 2000
Vancouver, Canada	Secretary and Director

Ronald W. Thiessen	Director	since November 2000
West Vancouver, Canada

Douglas B. Silver	Director	since March 1998
Englewood, United States of America

Principal Occupation of Current Management of Rockwell

DR. JOHN BRISTOW – President, Chief Operating Officer and Director

Dr. Bristow, Ph.D., has over 30 years experience in the diamond business, initially with De Beers and most recently as CEO of Kalahari Diamonds, plc, which successfully merged with Petra Diamonds in 2005. In 1998 Mr. Bristow played a key role in listing alluvial diamond producer Gem Diamond Mining Corporation (“Gem”) on the Johannesburg Stock Exchange. Mvelaphanda Diamonds (Proprietary) Limited subsequently acquired a controlling interest in Gem, then merged with the Trans Hex Group, South Africa’s largest publicly listed diamond producer, in 2000. Mr. Bristow has considerable African and International experience in the exploration, evaluation and mining of kimberlite and alluvial diamond deposits.

– page 52 –

Dr. Bristow currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Rockwell Ventures Inc.	Director, President and Chief Operating Officer	August 2006	Present

JEFFREY BRENNER – Director

Mr. Brenner is a leading international diamantaire – a specialist in the valuation, marketing and sales of rough diamond production from alluvial deposits. His ability to evaluate rough diamonds will be important to the success of the alluvial operations. From a corporate perspective, Mr. Brenner’s role will be to use his extensive knowledge of South African alluvial diamonds in networking activities in Belgium and other key trading centres and to market the large and high quality gemstones (the average value of which are in excess of US$1,000 per carat) produced from the newly acquired South African properties.

Mr. Brenner currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Rockwell Ventures Inc.	Director	August 2006	Present

RENE CARRIER – Director

Rene Carrier was a past Vice-President of Pacific International Securities Inc. for ten years where he worked until 1991. Since that time he has been President of Euro-American Capital Corporation, a private company which specializes in restructuring, administration, and raising venture capital funds for junior companies.

Mr. Carrier currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Rockwell Ventures Inc.	Director	April 1993	Present
	President	April 1993	November 2000
Continental Minerals Corporation	Director	February 2001	Present
Quartz Mountain Resources Ltd.	Director	January 2000	Present
	President	June 2005	Present
Acrex Ventures Ltd.	Director	September 2000	September 2003
Chartwell Technology Inc.	Director	June 1991	Present
International Royalty Corporation	Lead Director	June 2003	Present

– page 53 –

DAVID COPELAND, P.ENG. – CHIEF EXECUTIVE OFFICER AND DIRECTOR

David Copeland is a geological engineer who graduated in Economic Geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. He is a director of Hunter Dickinson Inc., a private company with certain directors in common with the Company, which provides consulting services.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Rockwell Ventures Inc.	Director	September 2006	Present
	Chief Executive Officer	August 2006	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Casamiro Resource Corp.	Director	February 1995	August 2002
Continental Minerals Corporation	Director	November 1995	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	February 1994	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Taseko Mines Limited	Director	January 1994	Present

SCOTT COUSENS – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community and has established strong ties with North American, European and Asian investors. In addition to financing initiatives he also oversees the corporate communications programs for the public companies to which Hunter Dickinson Inc. provides services.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Rockwell Ventures Inc.	Director	November 2000	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	Present
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	Present

– page 54 –

Company	Positions Held	From	To
Rockwell Ventures Inc.	Director	November 2000	Present
Great Basin Gold Ltd.	Director	March 1993	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Taseko Mines Limited	Director	October 1992	Present

JEFFREY MASON, B.Comm., CA – Director, Chief Financial Officer and Secretary

Jeffrey Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director for a number of publicly-traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies to which Hunter Dickinson Inc. provides services.

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Rockwell Ventures Inc.	Director	November 2000	Present
	Chief Financial Officer	November 2000	Present
Amarc Resources Ltd.	Director	September 1995	Present
	Secretary	September 1995	Present
	Chief Financial Officer	September 1998	Present
Anooraq Resources Corporation	Director	April 1996	September 2004
	Secretary	September 1996	Present
	Chief Financial Officer	February 1999	Present
Continental Minerals Corporation	Director	June 1995	Present
	Secretary	November 1995	Present
	Chief Financial Officer	June 1998	Present
Farallon Resources Ltd.	Director	August 1994	Present
	Secretary	December 1995	Present
	Chief Financial Officer	December 1997	Present
Great Basin Gold Ltd.	Director	February 1994	November 2006
	Secretary	February 1994	November 2006
	Chief Financial Officer	June 1998	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present

– page 55 –

	Secretary	June 1996	Present
	Chief Financial Officer	June 1998	Present
Quartz Mountain Resources Ltd.	Principal Accounting Officer	January 2005	Present
Taseko Mines Limited	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	November 1998	Present

DOUGLAS SILVER – Director

Douglas Silver, the president and owner of Balfour Holdings Inc., holds a Bachelor of Geology and Zoology degree from the University of Vermont and a Masters degree in Economic Geology from the University of Arizona. Mr. Silver, who is based in Englewood, Colorado, has twenty years of professional experience in the base and precious metals industry ranging from exploration geologist to activities in the areas of corporate business development, capital raising and investor relations.

Mr. Silver is an independent director of the following public company:

Company	Positions Held	From	To
Rockwell Ventures Inc.	Director	March 1998	Present

RONALD THIESSEN, CA – Chairman of the Board and Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Rockwell Ventures Inc.	Director	November 2000	Present
	Chairman	September 2006	Present
	President and Chief Executive Officer	November 2000	September 2006
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	Present

– page 56 –

Company	Positions Held	From	To
Casamiro Resource Corp.	Director and President	February 1990	August 2002
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	December 1999	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	Present

B.	Compensation

During Rockwell’s financial year ended May 31, 2006 the aggregate direct remuneration paid or payable to the Company’s directors and senior officers by the Company and its subsidiaries, all of whose financial statements are consolidated with those of Rockwell, was $94,245. This figure includes any portion of remuneration received by the named person as an officer or employee of Hunter Dickinson Inc. that is attributable to Rockwell’s affairs.

David Copeland, Chief Executive Officer, John Bristow, President and Ronald W. Thiessen, former President and Chief Executive Officer, and Jeffrey R. Mason, Chief Financial Officer, are each a “Named Executive Officer” of the Company for the purposes of the following disclosure. Mr. Copeland and Dr. Bristow were appointed in August 2006 and as such, have not been included in the executive compensation disclosure provided below. The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

– page 57 –

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compens ation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Ronald W. Thiessen Director and former President and Chief Executive Officer	2006 2005 2004	29,016 10,834 20,693	Nil Nil Nil	Nil Nil Nil	Nil Nil 500,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason Chief Financial Officer and Director	2006 2005 2004	18,769 8,418 15,612	Nil Nil Nil	Nil Nil Nil	Nil Nil 500,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

No share options were granted to the Named Executive Officers during the year ended May 31, 2006.

No share options were exercised by the Named Executive Officers during the year ended May 31, 2006.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no compensatory plans or arrangements with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s responsibilities following a change in control.

Compensation of Directors

During the fiscal year 2006, each independent director of the Company was paid an annual director’s fee of $10,200.

No share options were granted to directors during the year ended May 31, 2006.

Securities Held By Insiders

As at November 28, 2006 the directors and officers of Rockwell and their affiliates held as a group, directly and indirectly, own or control an aggregate of 6,954,594 common shares (10.3%) . To the knowledge of the directors and officers of the Company, as at such date, there were no persons holding more than 10% of the issued common shares.

C.	Board Practices

All directors were elected at the annual general meeting held in November 2006, and have a term of office expiring at the next annual general meeting of Rockwell expected to be held in November 2007. The period during which each director has served as a director is disclosed in Item 6(A) herein. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

There are no contracts or arrangements under which directors are compensated or provided benefits upon termination of employment.

Messrs. Rene G. Carrier and Scott D. Cousens are members of Rockwell’s audit committee. The audit committee is selected annually by the directors of Rockwell at the first meeting of the board held after

– page 58 –

Rockwell’s annual general meeting. Its primary function is to review the financial statements of the company before they are submitted to the board for approval and the audit committee is also available to assist the board if required with matters relating to the appointment of Rockwell’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.

D.	Employees

At November 28, 2006, Rockwell has no direct employees. The Company’s administrative and exploration functions are primarily administered through Hunter Dickinson Inc. and contractors (see Item 7B).

E.	Share Ownership

Security holdings of the Company’s directors and senior management (as at November 28, 2006), as disclosed on www.sedi.ca.

Name of Insider (1)	Shares Beneficially Owned or Controlled (2)	As a percentage of outstanding shares
Jeffrey Brenner	Nil	Nil
John W. Bristow	Nil	Nil
Rene G. Carrier	1,233,439 shares (3)	1.8%
David Copeland	1,032,373 shares	1.5%
Scott D. Cousens	2,930,436 shares	4.3%
Jeffrey R. Mason	1,357,296 shares	2.0%
Douglas B. Silver	Nil	Nil
Ronald W. Thiessen	401,050 shares	0.6%
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

At the Company’s Annual and Extraordinary General Meeting held in November 2006, shareholders of the Company approved a Share Incentive Plan (“2006 Plan”) in accordance with the policies of the TSX Venture Exchange. Under the 2006 Plan, a maximum of 10% of the issued and outstanding shares of the Company at the time an option is granted, less the number of shares reserved for issuance in the 2006 Plan, are reserved for issuance as options to be granted at the discretion of the Company’s board of directors to eligible optionees under the 2006 Plan. The exercise price of each option normally equals or

– page 59 –

exceeds the market price of the Company's shares as calculated on the date of grant. Options granted are for a term of no greater than five years.

Incentive stock options may be issued to directors, officers, employees or consultants of the Company at the discretion of the board of directors, subject to an aggregate maximum of 10% of the issued capital of the Company.

At November 28, 2006, an aggregate of 462,917 common shares have been reserved for issuance pursuant to the 2006 Plan:

	Exercise	No. of Shares
Expiry date	price	Reserved
September 28, 2007	$ 0.40	102,917
February 29, 2008	$ 0.42	210,000
March 28, 2008	$ 0.50	150,000
		462,917

– page 60 –

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Rockwell’s securities are recorded on the books of its transfer agent in registered form. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and the Company does not have knowledge or access to information about of the beneficial owners thereof. To the best of its knowledge, the Company is not directly or indirectly owned or controlled by a corporation or foreign government. As of November 28, 2006, Rockwell had authorized an unlimited number of common shares without par value of which 67,815,450 were issued and outstanding.

At the Company’s Annual and Extraordinary General Meeting held on November 28, 2005, the Company’s shareholders approved the creation of a class of preferred shares and the consolidation of the Company’s common shares on a four old shares for one new basis. Regulatory approval of this capital reorganization was received on January 27, 2006.

“Beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to have beneficial ownership of any securities that such person has a right to acquire within 60 days of November 28, 2006 through the exercise of any option or warrant. Any security that any person has the right to acquire within 60 days is deemed outstanding for the purpose of calculating the ownership of such person, but is not deemed to be outstanding for the purpose of calculating the ownership percentage of any other person.

As of November 28, 2006, other than the security holdings of directors and senior management disclosed in Item 6.E., the only registered holders of 5% or more of the common shares of the Company are as follows:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Common Shares
The Canadian Depository for Securities Limited ("CDS") (3) 25 The Esplanade PO Box 1038 Stn A Toronto, ON M5W 1G5	22,024,713	32.5%
Haywood Securities Inc, In Trust For Springleaf Enterprises Inc 400 Burrard St, Suite 200 Vancouver, BC	10,000,000	14.8%
Haywood Securities Inc, In Trust For Abdulaziz Hamad Aljomaih 400 Burrard St, Suite 200 Vancouver, BC	6,000,000	8.9%

– page 61 –

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Common Shares
Union Securities, In Trust For Rahim Ladhani 700 West Georgia St, Suite 900 Vancouver, BC	3,400,000	5.0%

As of November 28, 2006, directors and officers of Rockwell in total (8 persons) owned or controlled an aggregate of 5,504,594 shares (8.1%) of Rockwell, or 6,954,594 shares (6.3%) on a fully diluted basis. These directors or officers do not have any different voting rights with respect to the common shares held by them. Under the British Columbia Securities Act, insiders (generally officers, directors, holders of 10% or more of the Company’s shares) are required to file insider reports of changes in their ownership in the first 10 days following a trade in Rockwell’s securities. Under British Columbia securities laws, insider trading information is available at www.sedi.ca

As at November 28, 2006, to the best of the Company's knowledge, the following is the geographic distribution of shareholders. Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

			Percentage
	Number of registered	Number of common	of total
Location	shareholders	shares held	shares
Canada	65	59,204,497	87.3%
United States	17	3,110,238	4.6%
Other countries	139	5,500,715	8.1%
Total	221	67,815,450	100%

To management’s knowledge, there are no arrangements the operation of which may at a subsequent date result in a change of control of Rockwell.

B.	Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect Rockwell or its predecessors during the fiscal year ended May 31, 2006 except as follows:

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

– page 62 –

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

During the fiscal year ended May 31, 2006, the Company paid $578,134 (May 31, 2005 – $163,317) for such services and cost reimbursements.

(d)	Gordon J. Fretwell Law Corporation

Gordon J. Fretwell Law Corporation is a private company controlled by a director, Gordon Fretwell, that provides legal services to the Company. During the year ended May 31, 2006, the Company paid $nil (May 31, 2005 – $1,060) for such services.

(e)	Euro-American Capital Corporation

Euro-American Capital Corporation is a private company controlled by a director, Rene Carrier, that provides management services to the Company. During the year ended May 31, 2006, the Company paid $18,630 (May 31, 2005 - $16,164) for such services.

(f)	Private placement participation by directors

Pursuant to the private placement offering of $21 million in Item 5.B. Liquidity and Capital Resources, Mr. Copeland, Mr. Cousens and Mr. Mason participated in purchasing 300,000, 400,000 and 400,000 units, respectively.

– page 63 –

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 17 Financial Statements.

Legal Proceedings

(a)

Ricardo is currently awaiting the outcome of proceedings against Gasoducto Nor-Andino S.A. before the Chilean Supreme Court for compensation for a right of way for a gas pipeline situated on the Ricardo property.

(b)

The Company holds a 100% interest in certain mineral exploration and exploitation concessions totaling approximately 16,400 hectares in the Calama Mining District in Chile. The Corporación Nacional Del Cobre de Chile (“Codelco”), the Chilean national copper company, is currently erecting housing and other infrastructure, as part of a relocation of its workers for its Chuquicamata project, in certain areas of the Ricardo Property. The Company believes this construction usurps the Company's constitutional mining rights. Accordingly, in order to preserve access to its mineral concessions, the Company applied for several easements on its Ricardo Property to prevent Codelco from further developing its construction project over the Company's mining rights in November 2002. In June 2006, the Supreme Court of Chile denied the Company’s application for the easements.

Dividend Policy

Rockwell has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of the Company are being retained for exploration of its projects.

B.	Significant Changes

There have been no significant changes to the accompanying consolidated financial statements since May 31, 2006.

– page 64 –

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Trading Markets

	TSX Venture Exchange		OTC Bulletin Board
	Symbol=RCW		Symbol=RCKVF
	Canadian Dollars		U.S. Dollars
	High	Low	High	Low
Five most recent financial years
Fiscal 2002	$1.88	$0.48	$1.16	$0.28
Fiscal 2003	$0.88	$0.08	$0.56	$0.04
Fiscal 2004	$1.28	$0.16	$1.00	$0.24
Fiscal 2005	$0.68	$0.28	$0.52	$0.20
Fiscal 2006	$0.70	$0.28	$0.13	$0.05

Two most recent financial years by quarter
Fiscal 2005
Quarter ended August 31, 2004	$0.40	$0.28	$0.28	$0.20
Quarter ended November 30, 2004	$0.68	$0.28	$0.52	$0.24
Quarter ended February 28, 2005	$0.48	$0.32	$0.40	$0.24
Quarter ended May 31, 2005	$0.52	$0.28	$0.40	$0.24
Fiscal 2006
Quarter ended August 31, 2005	$0.44	$0.28	$0.37	$0.24
Quarter ended November 30, 2005	$0.52	$0.28	$0.42	$0.22
Quarter ended February 28, 2006	$0.55	$0.28	$0.56	$0.23
Quarter ended May 31, 2006	$0.70	$0.55	$0.64	$0.40

Latest six months
June 2006	$0.85	$0.60	$0.80	$0.55
July 2006	$0.79	$0.50	$1.98	$0.50
August 2006	$0.72	$0.52	$0.66	$0.51
September 2006	$0.61	$0.38	$0.58	$0.39
October 2006	$0.62	$0.48	$0.58	$0.25
November 2006	$0.71	$0.55	$0.70	$0.40

The transfer of the Company’s common shares is managed by its transfer agent, Computershare Trust Company of Canada of Vancouver.

– page 65 –

B.	Plan of Distribution

Not applicable.

C.	Markets

The shares of Rockwell trade in Canada on the TSX Venture Exchange (“TSX Venture”) and are quoted on the National Association of Securities Dealers OTC Bulletin Board (“OTCBB”).

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

– page 66 –

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

– page 67 –

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

– page 68 –

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

– page 69 –

Pre-emptive Rights

There are no pre-emptive rights applicable to Rockwell which provide a right to any person to participate in offerings of Rockwell’s securities

Liquidation

All common shares of Rockwell participate ratably in any available assets in the event of a winding up or other liquidation.

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

Rockwell’s material contracts are included in the exhibits list in item 19.

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

– page 70 –

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

– page 71 –

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

– page 72 –

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

– page 73 –

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

– page 74 –

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

– page 75 –

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

– page 76 –

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

– page 77 –

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

– page 78 –

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

– page 79 –

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

– page 80 –

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)	Transaction Risk and Currency Risk Management

The Company’s operations do not employ financial instruments or derivatives that are market sensitive and the Company does not have financial market risks.

(b)	Exchange Rate Sensitivity

In the normal course of business for its diamond operations, the Company enters into transactions for the purchase of supplies and services denominated in South African rand. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

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

(e)	Exchange Controls

The Company operates in South Africa, and like other foreign entities operating there, is subject to currency exchange controls administered by the South African Reserve Bank, the country's central bank. A significant portion of the Company's funding structure for its South African operations consists of advancing loans to its subsidiaries incorporated in South Africa. The Company’s ability to repatriate such funds once those subsidiaries are able to repay the loans, or to repatriate other funds such as operating profits should any develop, may be adversely affected by such exchange controls.

– page 81 –

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

– page 82 –

PART II

– page 83 –

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

– page 84 –

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

– page 85 –

ITEM 15.	CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of May 31, 2006, the latest completed fiscal year. This evaluation was carried out under the supervision and with the participation of the Company’s Chief Executive Officer, Ronald W. Thiessen, and the Company’s Chief Financial Officer, Jeffrey R. Mason. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting management to material information relating to the Company required to be included in the Company’s periodic SEC filings. There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company carried out its evaluation.

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

During the Company’s most recently completed fiscal year ended May 31, 2006, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

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

– page 86 –

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

  compliance with applicable governmental laws, rules and regulations;

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

– page 87 –

C.	Principal Accountant Fees and Services

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services.

Services:	Year ended
	May 31, 2006	May 31, 2005
Audit Fees	$32,250	$20,000
Tax Fees	3,500	3,150
	$35,750	$23,150

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

None.

– page 88 –

PART III

– page 89 –

ITEM 17.	FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)

Report of Independent Registered Public Accounting Firm on the consolidated balance sheets as at May 31, 2006 and 2005; consolidated statements of operations and deficit, cash flows and consolidated schedules of exploration expenses for each of the years ended May 31, 2006, 2005 and 2004;

(2)	Consolidated balance sheets as at May 31, 2006 and 2005;

(3)	Consolidated statements of operations and deficit for each of the years ended May 31, 2006, 2005 and 2004;

(4)	Consolidated statements of cash flows for the periods referred to in (3) above;

(5)	Consolidated schedules of exploration expenses for the periods referred to in (3) above;

(6)	Notes to the consolidated financial statements;

– page 90 –

ITEM 18.	FINANCIAL STATEMENTS

Not applicable. See Item 17.

– page 91 –

ITEM 19.	EXHIBITS

The following Exhibits have been filed with Rockwell’s Annual Report on Form 20-F in previous years:

Description

Geological Management and Administration Services Agreement dated for reference December 31, 1996.

Amended Share Incentive Plan dated for reference June 21, 2000 (See Item 6 “Share Incentive Plan”).

Mineral Properties Transfer Agreement among Hunter Dickinson Group Inc., and Rockwell Ventures Inc. and Amarc Resources Ltd.

Option Assignment Agreement between Hunter Dickinson Group Inc. and Rockwell Ventures Inc.

Geological, Management and Administration Services Agreement between Hunter Dickinson Inc. and Rockwell Ventures Inc., dated January 1, 2001.

Rio Tinto Agreement dated January 30, 2004

Farmout Agreement with Amarc Resources Ltd. dated November 25, 2004

Code of Ethics

The following Exhibits are filed with the Company‘s Annual Report on Form 20-F in the current year:

Exhibit	Description

4.1
Acquisition Agreement amongst Rockwell Ventures Inc., Hunter Dickinson Inc. and Jeffrey Brian Brenner, Robert Pinkas Blau, Larry Lipschitz, Dennis Mark Bristow, John Bristow, Leslie Johnston, Gabriel Rousseau Malan, Ira Sasha Epstein, and Jester Investment Trust for  the purchase of the common shares of Durnpike Investments (Proprietary) Limited

4.2
Loan Agreement between Rockwell Ventures Inc., Rockwell Resources RSA (Proprietary) Limited and Durnpike Investments (Proprietary) Limited, Jeffrey Brenner, Robert Blau, Larry Lipschitz, Mark Bristow, John Bristow, Les Johnston, Gawie Malan, Ira Sasha Epstein

4.3	Contractor Agreement between Galputs Minerale (Proprietary) Limited and Durnpike Investments (Proprietary) Limited

4.4	Credit Agreement between Quest Capital Corp. and Rockwell Ventures dated July 7, 2006.

4.5	Subordinated Convertible Note Subscription Agreement

4.6	Share Incentive Plan

4.7	$21 million private placement of 42 million units at $0.50 per unit Subscription Agreement

12.1	Section 302 Certification of CEO

12.2	Section 302 Certification of CFO

13.1	Section 906 Certification of CEO

13.2	Section 906 Certification of CFO

99.1	Audited financial statements as at May 31, 2006 and 2005 and for the years ended May 31, 2006, 2005, and 2004, and the Report of Independent Registered Public Accounting Firm thereon.

– page 92 –

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROCKWELL VENTURES INC.

Date: December 12, 2006	By:	/s/ David J Copeland
DAVID J COPELAND
Director, Chief Executive Officer