Form 20-F/A
period 2006-05-31
ROCKWELL VENTURES INC
filed 2007-03-30
CIK 1095847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

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

T A B L E O F C O N T E N T S

– page 2 –

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

– page 3 –

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

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

– page 4 –

Except as otherwise indicated, all dollar amounts are stated in Canadian dollars, Rockwell’s functional and reporting currency, unless otherwise stated. The following table sets out the exchange rates, based on the noon rates as reported by the Bank of Canada, for the conversion of United States dollars into one Canadian dollar in effect at the end of the specified periods, the average exchange rates during such periods (based on daily noon rates as reported by the Bank of Canada) and the range of high and low exchange rates for such periods:

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

– page 5 –

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

– page 6 –

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

The prediction of grade can be more challenging for the type of deposit which the Company is exploiting.

In the case of alluvial diamond deposits, the prediction of grade can be challenging due to the inherent geological nature of such deposits. Since alluvial diamonds are laid down by rivers flowing over uneven terrain and that the diamonds themselves vary in terms of size and quality, the resultant deposits in many cases display a "nugget" effect. In order to determine grade under such circumstances it is necessary to process large volumes of material (bulk testing) in order to be sure that grade calculations are representative and accurate. Moreover, in the case of such deposits, drilling is only of use in the determination of gravel distribution and not diamond content, since the volume of material recovered is insufficiently representative of grade. Notwithstanding the above caution, bulk testing is a straightforward technique that is currently being applied across all of Rockwell’s South African operations. Furthermore, size frequency distribution curves can be used to accurately predict the relative abundance of diamonds in terms of stone size, thus mitigating risk.

– page 7 –

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

– page 8 –

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

– page 9 –

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

– page 10 –

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

– page 11 –

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

– page 13 –

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

– page 14 –

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

– page 15 –

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

The operational status, and ownership of each of the properties was as follows:

Property	Operational status at May 31, 2006	Ownership immediately before the transaction
Holpan and Klipdam	In production.	The Holpan/Klipdam property and the Wouterspan property, were indirectly owned by the H.C. Van Wyk Diamante Trust ("Van Wyk Trust"), a business trust registered in RSA. Van Wyk Trust holds 99% of HC Van Wyk Diamonds (Pty) Ltd ("HCVW"), a private RSA company (the remaining 1% owned by the Van Wyk Trust nominees), and 99% of Klipdam Mining Company Limited ("Klipdam"), an unlisted RSA public company (the remaining 1% owned by the Van Wyk Trust nominees). HCVW and Klipdam, are collectively referred to as The Van Wyk Diamond Group of companies ("VWDG"). VWDG is an independent diamond producer that conducts diamond exploration and mining on the Holpan/Klipdam property, which VWDG owns, and also conducts contract mining on the Wouterspan Property, over which HCVW holds options to acquire title.
Galputs Minerale Project	In production.	The Galputs Minerale project was owned 100% by Virgilia Investments BVI Limited, a private British Virgin Islands corporation, which in turn was owned by certain of the Vendors.
Kwango River Project	In production on a small scale.	The Kwango River Project was owned by Midamines SPRL, a private company incorporated under the laws of the DRC. Durnpike had entered into an agreement in January 2006 to conduct exploration and mining operations (as an independent contractor) on behalf of Midamines at the Kwango River Project.

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

– page 16 –

For illustrative purposes, and to aid in understanding the effects of the transaction, we provide below a table showing projected estimated ownership of Rockwell after each major step of the transactions. The figures stated in the table below are based on certain assumptions. There is a significant risk that the actual results will very, perhaps materially, from the results projected below.

Assuming Kwongo River costs the maximum		Running total of number of common shares,
agreed, namelyUS$ 26 million		and %of total

				Held by
				non-
		Held bynon-		vendor
	Value of common	vendor owners	Held by	owners of	Held by
	shares issued	of Rockwell	Vendors	Rockwell	Vendors

Common shares outstanding at March 15, 2007		68,300,000	-	100%	0%
Acquire 100% of Durnpike (which owns 51% HP)	34,000,000 ZAR	-	8,995,000
		68,300,000	8,995,000	88%	12%
Finders' fees	8,500,000 ZAR	2,249,000	-
		70,549,000	8,995,000	89%	11%
Warrants exercised		41,000,000	-
		111,549,000	8,995,000	93%	7%
Acquire Galputs	9,000,000 ZAR	-	2,381,000
		111,549,000	11,376,000	91%	9%
Purchase Kwongo (assume maximum amount)	26,000,000 USD	-	49,833,000
		111,549,000	61,209,000	65%	35%
Durnpike purchases a further 23% of HP	60,000,000 ZAR	-	15,873,000
		111,549,000	77,082,000	59%	41%

Assuming Kwongo River costs the minimum		Running total of number of common shares,
agreed, namelyUS$ 13 million		and %of total

				Held by
				non-
		Held bynon-		vendor
	Value of common	vendor owners	Held by	owners of	Held by
	shares issued	of Rockwell	Vendors	Rockwell	Vendors

Common shares outstanding at March 15, 2007		68,300,000	-	100%	0%
Acquire 100% of Durnpike (which owns 51% HP)	34,000,000 ZAR	-	8,995,000
		68,300,000	8,995,000	88%	12%
Finders' fees	8,500,000 ZAR	2,249,000	-
		70,549,000	8,995,000	89%	11%
Warrants exercised		41,000,000	-
		111,549,000	8,995,000	93%	7%
Acquire Galputs	9,000,000 ZAR	-	2,381,000
		111,549,000	11,376,000	91%	9%
Purchase Kwongo (assume minimum amount)	13,000,000 USD	-	24,917,000
		111,549,000	36,293,000	75%	25%
Durnpike purchases a further 23% of HP	60,000,000 ZAR	-	15,873,000
		111,549,000	52,166,000	68%	32%

– page 17 –

The above analysis assumes that 41 million in-the-money warrants will be exercised. In the event that they are not, the Company will likely have to undertake an equity offering and would consider not immediately purchasing a further 23% of Holpan/Klipdamfrom the Vendors. Consequently the Company does not expect any change-of-control issues with respect to this transaction.

Upon acquisition of Durnpike, the Company will commence consolidating the results of Durnpike into its consolidated financial statements.

The Company did appoint two of the Vendors to its Board of Directors. The individuals appointed were Messrs John Bristow and Jeffrey Brenner. Mr. Bristow was appointed President and Chief Operating Officer of Rockwell. The Company does not anticipate that any more of the Vendors will become involved with the Company at the Board of Directors, or senior management, levels.

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

Estimates of Mineralization

The continuity of the geology and mineralisation, together with the degree of confidence in grade and stone value are considered sufficient to classify the diamondiferous gravels, as an inferred resource. The production information used to support this contention covers a mined volume of 3,267,400 m3 and a total of 37,809 carats. Note that this inferred resource has been defined on the basis of detailed bulk testwork undertaken by HCVWD between June 2003 and December 31 2005, for which period detailed, accurate and verifiable production, surveying and sales records are available. The drilling information is deemed sufficiently dense, accurate and clearly defined to support this classification. Although reconciliation of carats produced to volumes mined is only possible in a global sense, RH De Decker, Pr. Sci. Nat., the independent Qualified Person responsible for the resource estimate, is of the opinion that it constitutes an inferred resource.

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

In 2005, drilling work indicated that the size of the gravel facies often associated with diamond accumulation at Wouterspan is in the order of 30 million tons. The grade of gravels processed during bulk testing from April 2005 onwards was in the order of 0.4 - 0.5 carats per hundred tons. Note that aforementioned observations are the product of as yet unmodelled bulk testwork and as such should not be construed as a Canadian National Instrument 43-101–compliant mineral resource. In compliance with US SEC Industry Guide 7 Section (b)(4)(i), this property does not have a declarable mineral resource.

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

A drilling program, conducted in 2005 by VWDG at Wouterspan, identified 4,481,000 m3 of Rooikoppie facies Gravel and 43,259,000 m3 of Primary facies Gravel. In trial mining operations, 2,868 carats of diamonds have been recovered from 514,000 m3 of Primary and 24,000 m3 of Rooikoppie gravel. Diamonds of exceptional value have been recovered from this property, including the recent discovery of a 157 carat stone that sold for approximately US$5.7 million at official tender. Note that the results of the aforementioned testwork are preliminary in nature and do not constitute a Canadian National Instrument 43-101 – compliant mineral resource. No such resource is currently definable on the property though testwork is ongoing, rigorous and extensive.

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

– page 31 –

Production by Galputs Minerale commenced in March 2002 and processing increased in August 2002, resulting in an estimated mining rate of about 14 000 tonnes of gravel and 42 000 tonnes of waste overburden per month. Mining was hampered by a hard layer of silcrete overlying the gravel and excessive groundwater found in certain areas. The largest stone recovered during prospecting in 2002 was 17.5 carats, the average stone size for the period June to August 2002 was 0.98 carats and the average selling price since March 2002 has been US$388. An estimation of the potential gravel resource contained within the Galputs licence area was completed in 2002. Note that the above observations are based on historic data alone and do not constitute a mineral resource under the terms of Canadian National Instrument 43-101. As such work to date is exploratory in nature and should be construed as such. In compliance with US SEC Industry Guide 7 Section (b)(4)(i), this property does not have a declarable mineral resource.

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

Based on a drilling programme and computer modelling by Van Breda (2004), a number of observations with respect to the diamondiferous gravels at the Galputs Project may been made. The reader is advised that the following observations are based on historic data alone and do not constitute a mineral resource under the terms of Canadian National Instrument 43-101. As such work to date is exploratory in nature and should be construed as such:

Northern Pan and Neck Area - Van Breda (2004) proposed a gravel body of approximately 510,000 tonnes this portion of the deposit.

Main and South Pans – Van Breda (2004) gave an estimate of 82,800 tonnes for the Main Pan, with further gravels covered by silcretes which he notes could yield diamonds as well. No drilling was undertaken on the South Pan, though excavations from previous prospecting operations indicate the presence of gravel horizons in this area.

Tailings Heaps - Van Breda (2004) contended that the large tailings heaps located on Galputs which are known to contain diamonds.

Based on estimates of Cooke (2002a) and selective drilling and resource delineation undertaken by Mine Track Solutions on behalf of Durnpike, it is reasonable to assume there is a gravel volume of between 700,000 and 2.1 million tonnes. Note that this does not constitute a mineral resource under the terms of Canadian National Instrument 43-101.

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

The Kwango River Project in the Democratic Republic of the Congo comprising approximately 109 square km within Exploitation Permit Number 331 ("PPE331") held by Midamines SPRL ("Midamines"), a company incorporated, and operating, in the Democratic Republic of the Congo. Durnpike has an agreement with Midamines to manage and carry out exploration and mining on a portion of PPE331, as contractor for and on behalf of Midamines, and is entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area. PPE 331, issued in December 2003, is valid until January 2017 (and is renewable for a second term) and allows the holder to conduct exploration, develop and exploit the deposit as well as market the diamonds produced from the deposit according to local government requirements and the Kimberley process.

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

The rough diamond market was strong in 2005. Prices for polished stones increased, including large stones (>2 carats with better colour and quality) and smaller diamond segments.

In 2006, diamond prices increased 4-5% in the first three quarters, but softened in the latter part of the year as a consequence of increased debt levels in manufacturing centers and high energy prices, depressing discretionary spending in key markets such as the United States of America. Prices of larger solid diamonds continued to show solid gains on a year-over-year basis.

According to a recent report, round polished diamonds, 4 carats and 5 carats in size, and representing about 1% of the market by value, continue to post solid price gains, year-over-year. The continued price appreciation of large stones is significant in respect to the production mix from the projects being acquired in Kimberley area of South Africa, which comprises a significant component of large (greater than 2 carats, including 10 carat) stones.

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

To management’s knowledge, there are no arrangements the operation of which may at a subsequent date result in a change of control of Rockwell. The purchase of Durnpike and its related southern African operating properties is expected to cause significant dilution, but a change of control resulting from this purchase is not anticipated.

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

On January 31, 2007, the Company acquired 100% of Durnpike which had acquired 51% of Durnpike (see Item 4), and consequently commenced consolidating the balance sheets and income statements of Durnpike at that date.

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

Geological, Management and Administration Services Agreement between Hunter Dickinson Inc. and Rockwell Ventures Inc., dated January 1, 2001.

Rio Tinto Agreement dated January 30, 2004

Farmout Agreement with Amarc Resources Ltd. dated November 25, 2004

Code of Ethics

The following Exhibits are incorporated by reference to the Company's Annual Report on Form 20-F filed December 15th, 2006:

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

ROCKWELL VENTURES INC.

Date: March 30, 2007	By:	/s/ David J Copeland
DAVID J COPELAND
Director, Chief Executive Officer