Form 20-F/A
period 2006-05-31
ROCKWELL VENTURES INC
filed 2007-05-16
CIK 1095847

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

T A B L E O F C O N T E N T S

– page 2 –

EXPLANATORY NOTE

Rockwell Ventures Inc. ("we", or the "Company") is filing this amendment to its Annual Report on Form 20-F for the year ended May 31, 2006 (filed with the Securities and Exchange Commission on December 15, 2006 (the "original filing")) to more fully convey the impact the agreement-in-principle to acquire four alluvial diamond projects in southern Africa will have on the financial position and operations of the Company. Consequently, we have:

Disclosed the estimated number of shares to be issued for each component of the acquisition	page 16
Disclosed the relationship that existed at the date of the original filing, and that which is expected to exist upon consummation of the transaction	pages 16 to 19
Disclosed the status of each property prior to the transactions	page 14
Presented a tabulation of the total consideration for each property or entity and explained how the transaction will impact our future financial reporting	pages 16-17

To further explain the risk factors inherent in our business, we have expanded our disclosure of the risks inherent in estimating grade for the types of diamond deposits we expect to encounter, on page 5

Also, we have clarifying language throughout, to advise readers, as appropriate, that certain information (a) does not constitute mineral resources compliant with Canadian National Instrument 43-101, or (b) does not comply with Industry Guide 7.

Except for these specific amendments, we have not made any modifications or updates to the original filing, and all other information contained in the original filing remains unchanged. This amendment does not describe other information, events or development occurring after the original filing, including exhibits, or modify or update those disclosures affected by any subsequent events. This amendment should be read in conjunction with the Company's fillings made with the Securities and Exchange Commission subsequent to the original filing, as information in such reports and documents may update or supersede certain information contained in this amendment.

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

ROCKWELL VENTURES INC.

Date: May 12, 2007	By:	/s/ David J Copeland
DAVID J COPELAND
Director, Chief Executive Officer