Form 20-F
period 2007-05-31
ROCKWELL DIAMONDS INC.
filed 2007-12-17
CIK 1095847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2007 (with other information to November 28, 2007 except where noted)

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________

Commission file number 000-30588

ROCKWELL DIAMONDS INC.
(Exact name of Registrant specified in its charter)

NOT APPLICABLE
(Translation of Registrant's name into English)

BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

Level 0, Wilds View, Isle of Houghton,
Cnr. Carse O’Gowrie & Boundary Rd, Houghton Estate, Johannesburg 2198
P O Box 3011 Houghton, South Africa, 2041
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

Number of outstanding shares of Rockwell's only class of capital stock as at May 31, 2007.
186,976,219 Common Shares without Par Value

Indicate by check mark if the Registrant is a well known seasoned issuer as defined in Rule 405 of the
Securities Act.

Yes [   ]        No [X]

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes  [   ]        No [X]

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or
15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]        No  [   ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or non-
accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b 2 of the
Exchange Act.

 [   ]   Large Accelerated Filer               [X]   Accelerated Filer                         [   ]   Non Accelerated Filer

Indicate by check mark which financial statement item Registrant has elected to follow: Item 17 [X]        Item 18  [   ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in
Rule 12b 2 of the Exchange Act):

Yes  [   ]        No [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE
PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by
Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

- ii -

Currency and Exchange Rates

All monetary amounts contained in this Annual Report are, unless otherwise indicated, expressed in Canadian dollars. On May 31, 2007 the Bank of Canada noon rate for Canadian Dollars was US$1.00: Cdn$1.0696 (see Item 3A for further historical Exchange Rate Information).

NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes "forward-looking statements" including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, as well as all projections of future results. Such forward-looking statements involved known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rockwell to be materially different from any future results, performance or achievements of Rockwell expressed or implied by such forward-looking statements. Such risks are discussed in Item 3D "Risk Factors." The statements contained in Item 4B "Business Overview", Item 5 "Operating and Financial Review and Prospects" and Item 11 "Quantitative and Qualitative Disclosures About Market Risk" are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly.

T A B L E O F C O N T E N T S

PART I

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.           KEY INFORMATION

A.           Selected Financial Data

The following table summarizes selected consolidated financial data for Rockwell Diamonds Inc. (the "Company" or "Rockwell" or the "Registrant") for the last five fiscal years ended May 31, 2007, in Canadian dollars, presented in accordance with Canadian generally accepted accounting principles ("Cdn GAAP"). Additional information is presented to show the differences which would result from the application of United States generally accepted accounting principles ("US GAAP") to the Company's financial information. Refer to note 17 to the consolidated financial statements included herein for a discussion of the material differences between Cdn GAAP and US GAAP and their effect on the Company's financial position and results of operations. The information in the table was extracted from the detailed consolidated financial statements and related notes included in this annual report, and should be read in conjunction with such financial statements and with the information appearing under the heading, "Item 5. Operating and Financial Review and Prospects."

(In Canadian Dollars, except per share amounts)	As at May 31,
Balance Sheet Data	2007	2006	2005	2004	2003

Total assets (Cdn GAAP)	$129,606,383	$288,647	$659,577	$1,974,188	$197,548
Total assets (US GAAP)	130,135,690	288,646	612,720	1,931,981	150,691
Total liabilities (Cdn GAAP)	52,034,772	1,146,070	29,976	33,406	256,003
Total liabilities (US GAAP)	52,564,080	1,146,070	29,976	33,406	256,003
Share capital (Cdn GAAP)	88,903,530	11,857,649	11,815,792	11,647,887	8,697,652
Share capital (US GAAP)	88,903,530	11,857,649	11,815,792	11,647,887	8,697,652
(Deficit) (Cdn GAAP)	(19,603,634)	(13,238,492)	(11,637,819)	(10,152,125)	(8,756,107)
(Deficit) (US GAAP)	(20,062,027)	(13,696,885)	(12,740,977)	(11,255,283)	(9,863,915)
Net assets (deficiency) (Cdn GAAP)	(71,592,842)	(857,423)	629,601	1,940,782	(58,455)
Net assets (deficiency) (US GAAP)	(71,592,841)	(857,424)	582,744	1,898,575	(105,312)

– page 2 –

	Year ended May 31,
Statement of Operations Data	2007		2006		2005		2004		2003
Revenues (US and Cdn GAAP)	$10,103,328	$	Nil	$	Nil	$	Nil	$	Nil
Loss for the year(1) (Cdn GAAP)	6,365,142		1,600,673		1,485,694		1,396,018		854,308
Loss for the year(1) (US GAAP)	6,365,142		1,553,817		1,485,694		1,391,368		861,508
Loss per share (Cdn GAAP)	$0.11		$0.07		$0.06		$0.08		$0.02
Loss per share (US GAAP)	$0.11		$0.07		$0.06		$0.08		$0.02

Notes:

(1) Loss from continuing operations and loss for the year are the same for all periods presented.

No cash or other dividends have been declared.

Except as otherwise indicated, all dollar amounts are stated in Canadian dollars, Rockwell's functional and reporting currency, unless otherwise stated. The following table sets out the exchange rates, based on the noon rates as reported by the Bank of Canada, for the conversion of United States dollars into one Canadian dollar in effect at the end of the specified periods, the average exchange rates during such periods (based on daily noon rates as reported by the Bank of Canada) and the range of high and low exchange rates for such periods:

Exchange Rates

	Years Ended May 31
	2007	2006	2005	2004	2003
End of Period	0.9347	0.9079	0.7994	0.7335	0.7302
Average for Period	0.8800	0.8521	0.7937	0.7447	0.6560
High for Period	0.9347	0.9099	0.8493	0.7879	0.7437
Low for Period	0.8437	0.7951	0.7261	0.7084	0.6273

The following table sets out the high and low exchange rates, based on the noon rate as reported by the Bank of Canada, for the conversion of United States dollars into one Canadian dollar, for the following periods:

Exchange Rates

	High	Low
May 2007	0.9347	0.8981
June 2007	0.9452	0.9320
July 2007	0.9641	0.9358
August 2007	0.9525	0.9298
September 2007	1.0069	0.9466
October 2007	1.0527	0.9996
November 2007	1.0905	0.9992

On November 28, 2007 the noon rate as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was Cdn$0.9992 per United States dollar.

– page 3 –

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

This annual report contains forward-looking statements which relate to future events or Rockwell's future performance, including its future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", or "potential" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in enumerated in this section entitled "Risk Factors", that may cause Rockwell's or the mining industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect Rockwell's current judgment regarding the direction of its business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested in this annual report. Except as required by applicable law, including the securities laws of the United States, Rockwell does not intend to update any of the forward-looking statements to conform these statements to actual results.

An investment in Rockwell's common stock involves a number of very significant risks. You should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating Rockwell and its business before purchasing shares of Rockwell's common stock. Rockwell's business, operating results and financial condition could be seriously harmed due to any of the following risks. The risks described below are not the only ones facing Rockwell. Additional risks not presently known to Rockwell may also impair its business operations. You could lose all or part of your investment due to any of these risks.

– page 4 –

Risks Associated With Mining

There is no assurance that Rockwell can formally establish the existence of any mineral reserve on any of its properties. Until Rockwell is able to establish a mineral reserve, there can be no assurance that production from these properties will continue for any period of time and if production fails, Rockwell's business may ultimately fail.

Although Rockwell now owns and operates properties with a history of sporadic to regular diamond production, these properties have never been subject to a formal reserve estimation through scientific exploration techniques. Accordingly, there is no assurance that Rockwell can formally establish the existence of any mineral reserve on any of its properties. A mineral reserve is defined by the Securities and Exchange Commission in its Industry Guide 7 (which can be viewed over the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7) as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The probability of an individual prospect ever having a "reserve" that meets the requirements of the Securities and Exchange Commission's Industry Guide 7 is remote. If none of our current or future mineral resource properties contains any "reserve," any funds that Rockwell spends on exploration will be lost.

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

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade and other attributes of the mineral deposit, the proximity of the resource to infrastructure such as a smelter, roads and a point for shipping, government regulation and market prices. Most of these factors will be beyond Rockwell's control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable.

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

– page 5 –

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

Mineral exploration and development are subject to extraordinary operating risks. Rockwell does not currently insure against these risks. In the event of a cave-in or similar occurrence, Rockwell's liability may exceed its resources, which would have an adverse impact on Rockwell.

Mineral exploration, development and production involve many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Hazards such as unusual or unexpected formations and other conditions are involved.

Rockwell's operations will be subject to all the hazards and risks inherent in the exploration, development and production of resources, including liability for pollution, cave-ins or similar hazards against which it cannot insure against or which it may elect not to insure. Any such event could result in work stoppages and damage to property, including damage to the environment. Rockwell does not currently maintain any insurance coverage against these operating hazards. The payment of any liabilities that arise from any such occurrence would have a material, adverse impact on Rockwell.

The prediction of grade can be more challenging for the type of deposit which the Company is exploiting.

In the case of alluvial diamond deposits, the prediction of grade can be challenging due to the inherent geological nature of such deposits. The alluvial diamonds are laid down by rivers flowing over uneven terrain and the diamonds vary in terms of size and quality. Individual diamonds are not evenly or uniformly distributed through out an alluvial deposit; neither are they randomly distributed. Rather, their distribution has been described as a random distribution of clusters of points. The clusters are both randomly distributed in space, and the point density of the cluster is also random. In order to determine grade under such circumstances it is necessary to process large volumes of material (bulk testing) in order to be sure that grade calculations are representative and accurate. Moreover, in the case of such deposits, drilling is only of use in the determination of gravel distribution and not diamond content, since the volume of material recovered is insufficiently representative of grade. Notwithstanding the above caution, bulk testing is a straightforward technique that is currently being applied across all of Rockwell's South African operations. Furthermore, size frequency distribution curves can be used to accurately predict the relative abundance of diamonds in terms of stone size, thus mitigating risk.

Mineral prices are subject to dramatic and unpredictable fluctuations.

Rockwell expects to derive revenues from the extraction and sale of diamonds and, possibly, from the extraction and sale of base metals such as copper. The prices of those commodities have fluctuated widely in recent years, and are affected by numerous factors beyond Rockwell's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of diamonds and base metals, and, therefore, the economic viability of any of Rockwell's projects, cannot accurately be predicted.

– page 6 –

The mining industry is highly competitive and there is no assurance that Rockwell will continue to be successful in acquiring mineral claims. If Rockwell cannot continue to acquire properties to explore for mineral resources, it may be required to reduce or cease operations.

The mineral exploration, development, and production industry is largely unintegrated. Rockwell competes with other exploration companies looking for mineral resource properties and the resources that can be produced from them. However, the mining business operates in a worldwide market, and prices for minerals are derived from relatively pure market forces. Accordingly, competition to sell any metals or concentrates produced should not be an issue if metals prices warrant production

Rockwell competes with many companies possessing greater financial resources and technical facilities. This competition could adversely affect Rockwell's ability to acquire suitable prospects for exploration in the future. Accordingly, there can be no assurance that Rockwell will acquire any interest in additional mineral resource properties that might yield reserves or result in commercial mining operations.

Risks Related to Rockwell

In January 2007, the Company completed all the conditions under the Definitive Agreement to acquire Durnpike. Commencing January 31, 2007 (“Date of Acquisition”), the results of operations from the acquisition of the Company’s rights and/or interest in the following properties have been included in the consolidated statement of operations: Holpan/Klipdam Property in South Africa, Wouterspan Property in South Africa, Galputs in South Africa and Kwango River Project in the DRC.

The recoverability of the amounts shown for the Company’s mineral property interests, property, plant and equipment and inventory is dependent upon the existence of economically recoverable mineral resources and future profitable production or proceeds from the disposition of the mine. The Company’s continuing operations are also dependent upon the discovery and existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition of its mineral property interests.

Rockwell requires additional financing in order to continue in business as a going concern, the availability of which is uncertain.

Rockwell requires additional financing to fund its operations. At May 31 2007, the Company had a working capital of $26,742,798 compared to a working capital deficit of $889,614 at May 31, 2006.

The Company has estimated that it will have adequate funds from existing working capital to meet our corporate, operational, development, administrative and property obligations for the coming year. The Company will periodically need to obtain additional financing, and while it has been successful in the past, there can be no assurance that it will be able to do so in the future. Any additional equity financing that Rockwell undertakes could be dilutive to existing shareholders, and any debt financing that Rockwell undertakes could involve restrictive covenants with respect to future capital raising activities and other financial and operational matters.

Management recognizes that the group will need to generate additional financial resources in order to discharge its liabilities and achieve its planned business objectives. Since the operations of Rockwell have been primarily funded through funds raised from equity financing, the group’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. While the Company is in production from its operating properties and has been successful in

– page 7 –

obtaining its required financing in the past, there is no assurance that raising funds from these sources will be successful or, if successful, will be sufficient to support the group’s operations and exploration activities in the future.

There is no guarantee of title to Rockwell's properties.

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

Some of Rockwell's directors and officers serve on the boards of other exploration companies, which could potentially give rise to conflicts of interest.

Some of Rockwell's directors and officers are engaged, and will continue to be engaged, in the search for additional business opportunities on their own behalf and on behalf of other companies. Situations may arise where these directors and officers will be in direct competition with Rockwell. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia) and applicable law.

The loss of any of Rockwell's key management employees could have a material adverse effect on Rockwell's business.

The nature of Rockwell's business and Rockwell's ability to continue its exploration activities and to exploit any mineral reserves that it may find in the future depends, in large part, on Rockwell's ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that Rockwell will be able to attract and retain such personnel. Rockwell's development now and in the future will depend on the efforts of key management figures, such as John W. Bristow, Rockwell's Chief Executive Officer, and Dominique de la Roche, Chief Financial Officer. The loss of any of these key people could have a material adverse effect on Rockwell's business. Rockwell does not currently maintain key-man life insurance on any of its key employees.

Rockwell's properties are located in South Africa, the Democratic Republic of the Congo, and Chile and its operations there may be affected by varying degrees of political and economic uncertainties.

Rockwell's properties are located in South Africa and the Democratic Republic of the Congo (the “DRC”) and Chile, and mineral exploration and mining activities in these countries may be affected in varying degrees by political stability and economic uncertainties. Operations also may be affected in varying degrees by government regulations with respect to restrictions on production, repatriation of profits, price controls, export controls, income taxes, expropriations or property, environmental legislation and mine safety.

– page 8 –

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

The DRC has been the subject to significant political and civil unrest. In 1992, the DRC completed a transition to multi-party democracy after a long history of one-party Marxist rule. However, the 1990s were subject to periods of violent civil unrest, including a low-level guerrilla war waged against the government by a group known as the "Ninjas" in the Pool region of the country. The DRC has remained stable and calm since the signing of a peace accord with the Ninjas in March 2003.

In March 2006, the World Bank and International Monetary Fund ("IMF") approved Heavily Indebted Poor Countries decision point treatment for the DRC. However, the IMF and World Bank noted that the DRC needed to address serious concerns about governance and financial transparency in order to qualify for completion point and irrevocable debt relief. Any resources that are freed by interim debt relief granted to Congo must be used for poverty reduction under a reform program closely monitored by the international financial institutions.

There is no assurance that Rockwell's operations in the DRC will not be affected in the future by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation.

There can be no assurance that the current economic and political stability in Chile will continue throughout the period in which Rockwell is looking to explore and operate its properties or that government regulations will not be changed in a way that will adversely affect Rockwell's operations in the country. Any shifts in political or economic conditions, and any changes to government regulations relating to the mining industry and foreign investors in Chile are beyond the control of Rockwell and may adversely affect its business.

South African government empowerment initiatives may adversely affect Rockwell's ability to obtain or maintain permits and licenses for mining rights in South Africa.

In order to address inequalities to Historically Disadvantaged Persons ("HDP") engendered by South Africa's former apartheid system, the South African Government has initiated certain government empowerment initiatives.

In October 2002, the South African government enacted the Mineral Development Act that deals with the state's policy towards the future of ownership of minerals rights and the procedures for conducting mining transactions in South Africa. The Mineral Development Act is a statute with wide-ranging objectives, including sustainable development and the promotion of equitable access to South Africa's mineral wealth by the inclusion of HDP into the industry. The Mineral Development Act came into effect in May 2004. The South African government has stated that, under the Mineral Development Act, it will be issuing permits and licenses for prospecting and mining rights to applicants using a "scorecard" approach. Applicants will need to demonstrate their eligibility for consideration based upon the number of credits accumulated in terms of quantifiable ownership transformation criteria, such as employment equity and human resource development.

– page 9 –

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

Rockwell is subject to potentially volatile exchange rate fluctuations

Rockwell conducts operations in currencies other than Canadian dollars. Of particular significance is the fact that Rockwell’s operations in South Africa are almost entirely paid for in South African Rand, which has historically devalued against the United States dollar, but which recently has shown unexpected and substantial strength against most major world currencies, including the United States dollar. The strength in the South African Rand, if it continues, will negatively impact the potential profitability of Rockwell’s mining operations.

Rockwell expects to be a passive foreign investment company, which could have consequences for U.S. investors.

Potential investors who are U.S. taxpayers should be aware that Rockwell expects to be a passive foreign investment company ("PFIC") for the current fiscal year, that it may also have been a PFIC in prior years, and that it may also be a PFIC in subsequent years. If Rockwell is a PFIC for any year during a U.S. taxpayer's holding period, then such U.S. taxpayer generally will be required to treat any so-called "excess distribution" received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the shares of Rockwell. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Rockwell's net capital gain and ordinary earnings for any year in which Rockwell is a PFIC, whether or not Rockwell distributes any amounts to its shareholders.

Rockwell's stock is a penny stock. Trading of Rockwell's stock may be restricted by the SEC's penny stock regulations which may limit a stockholder's ability to buy and sell Rockwell's stock.

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

NASD sales practice requirements may also limit a stockholder's ability to buy and sell Rockwell's stock.

– page 10 –

In addition to the "penny stock" rules promulgated by the Securities and Exchange Commission (see above for discussions of penny stock rules), the National Association of Securities Dealers (“NASD”) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy Rockwell common stock, which may limit your ability to buy and sell Rockwell stock and have an adverse effect on the market for Rockwell shares.

Rockwell has a significant number of outstanding options and warrants, the exercise of which could result in significant equity dilution.

At November 28, 2007, Rockwell had a significant number of share purchase options (7,645,000) and warrants (161,379,154), which will likely act as an upside damper on the trading price range of Rockwell's shares. The underlying shares issuable upon exercise of these securities represent approximately 82% of Rockwell's currently issued shares.

– page 11 –

ITEM 4.           INFORMATION ON THE COMPANY

SUMMARY

A.	History and Development of Rockwell

1.	The legal name of the Registrant is "Rockwell Diamonds Inc."

2.

Rockwell was incorporated under the Company Act (British Columbia) (the predecessor legislation to the Business Corporations Act (British Columbia)) on November 10, 1988 under the name "Annabel Gold Mines Inc."

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

5.

At the Company's Annual and Extraordinary General Meeting held on November 28, 2005, the Company's shareholders approved the creation of a class of preferred shares and the consolidation of the Company's Common Shares on a four old shares for one new basis. Regulatory approval of this capital reorganization was received on January 27, 2006.

6.	The company changed its name from "Rockwell Ventures Inc" on May 14, 2007 to "Rockwell Diamonds Inc."

7.	The principal events in the development of Rockwell's business are:

(i)

In June 2006, Rockwell entered into an agreement to acquire (the "Acquisition") all of the shares and loans in Durnpike Investments (Pty) Limited ("Durnpike"), a private South African company, from eight arm's length individuals (the "Vendors"), for consideration payable in the common shares of Rockwell ("Common Shares") on specified dates described in Item B. Business Overview – Alluvial Diamond Properties below. Durnpike held an interest and/or rights in four alluvial diamond properties in South Africa and the Democratic Republic of the Congo. These were:

	•	Holpan/Klipdam Property in South Africa ("RSA or "South Africa")
	•	Wouterspan Property in South Africa
	•	Galputs Mineral Project in South Africa.
	•	Kwango River Project in the Democratic Republic of the Congo ("DRC")

On January 31, 2007, all the conditions precedent to implementation of the Acquisition were fulfilled. The Company also received the necessary regulatory approvals in Canada and South Africa.

(ii)	In conjunction with the acquisition of Durnpike, HCVW had an option agreement to acquire the Makoenskloof alluvial diamond project. As a result of the acquisition of

– page 12 –

HCVW by Durnpike, and concurrent acquisition of Durnpike by Rockwell, the Company assumed the option to purchase the Makoenskloof property.

	•	In November 2006, HCVW exercised its option to purchase the property and the company that held the mineral rights of the Makoenskloof property.

(iii)

On March 6, 2007, the Company and Trans Hex Group Limited (“Trans Hex”) entered into a conditional agreement whereby the Company’s wholly owned South African subsidiary, Rockwell Resources RSA (Pty) Ltd. (“Rockwell RSA”), would acquire two open pit alluvial diamond mines and three alluvial diamond exploration projects from Trans Hex (“the Transaction”). Trans Hex, through its wholly-owned subsidiary, Trans Hex Operations (Pty) Ltd. (“THO”), is the owner of two open pit alluvial diamond mines, namely Saxendrift and Niewejaarskraal, and three alluvial diamond exploration projects, namely Kwartelspan, Zwemkuil-Mooidraai and Remhoogte-Holsloot, which are located along the southern bank of the Middle Orange River between Douglas and Prieska in the Northern Cape Province of South Africa (“Northern Cape”) and which are collectively referred to as the Middle Orange River Operations and Projects (or “MORO”). The acquisition is subject to fulfillment of certain conditions precedent and have yet to be completed at the end of November 2007.

8.	Rockwell's principal capital expenditures and material divestitures in the past three fiscal years ended May 31, 2007 are as follows:

	Exploration			Exploration
	Expenditures	Mineral		Expenditures Expensed
	Deferred	Property	Property, Plant	(excluding related	Mineral Property
	(capitalized or	Acquisitions	and Equipment	stock-based	Acquisitions
Year	invested)	Capitalized	acquired	compensation)	Expensed

2007	nil	$24,121,854	$46,340,914	$ 1,371,351	nil

2006	nil	nil	nil	$ 307,390	nil

2005	nil	nil	nil	$ 920,902	nil

9.	The principal expenditures by property currently anticipated for the ensuing year, subject to the ability to finance from existing cash reserves and other sources of equity financing, are as follows:

Exploration Expenditures
Ricardo Property	$ 300,000
Holpan/Klipdam/ Wouterspan Property	$3,125,000
Wouterspan Property	$5,000,000
Galputs Property	$1,700,000
Kwango River Project	$7,900,000

– page 13 –

B.           Business Overview

1)           Alluvial Diamond Properties

Agreements

On June 30, 2006, the Company entered into an agreement to acquire interests and/or rights in four alluvial diamond properties in South Africa and the Democratic Republic of Congo. These four properties include the Holpan/Klipdam Property in South Africa, Wouterspan Property in South Africa, Kwango River Project in the Democratic Republic of Congo (“DRC”) and Galputs Minerale Project in South Africa.

Subsequently, pursuant to the terms of the definitive acquisition agreement, the Company acquired all of the shares and loans in Durnpike, a private South African company, from eight vendors (the “Vendors”) for consideration set forth below, payable in Common Shares of the Company (“Common Shares”) related to the closing price of the Common Shares on the TSX Venture Exchange on the specified dates described below. Durnpike holds an interest in respect of and/or rights in the four alluvial diamond properties.

The Holpan/Klipdam Property and the Wouterspan Property were indirectly owned by the H.C. Van Wyk Diamante Trust (“Van Wyk Trust”), a business trust registered in South Africa. The Van Wyk Trust held 99% of HC Van Wyk Diamonds Ltd (“HCVW”), a private South African company, and 99% of Klipdam Mining Company Limited (“Klipdam”), a private South African company. The remaining 1% of HCVW and Klipdam was owned by nominees of the Van Wyk Trust. HCVW and Klipdam, and were collectively referred to as The Van Wyk Diamond Group of companies (“VWDG”).

On July 7, 2006, Durnpike completed the acquisition of an initial 49% of the issued and outstanding shares of HCVW and 51% of the issued and outstanding shares of Klipdam (the “Acquisition Interest”) for South African Rand (“ZAR”) 50 million and agreed to pay an additional ZAR30 million to the Van Wyk Trust on July 7, 2007. The payment of ZAR30 million was made to the Van Wyk Trust in June 2007. Durnpike also had the option to increase its shareholding in HCVW to a 51% controlling interest by (a) subscribing for additional shares in HCVW for the amount of ZAR1 million and (b) introducing a ZAR24 million working capital loan into VWDG. These conditions were met in January 2007.

The Company also entered into an Exchange Agreement with the Van Wyk Trust pursuant to which it holds a call option, and has granted a corresponding put option to the Van Wyk Trust, to acquire an additional 23% of VWDG for ZAR60 million, payable in Common Shares. The Exchange Agreement shall become effective upon Rockwell having completed a listing of the Company’s Common Shares on the Johannesburg Stock Exchange (“JSE”). The Company is currently in discussions with a black economic empowerment (“BEE”) group to increase the BEE current shareholding from 15% to 26% by subscribing for an additional 11% shares in the VWDG. This additional 11% will be at a subscription price of ZAR17.5 million and the BEE group will also need to inject ZAR10.5 million working capital into the VWDG. During the year ended May 31, 2007, a BEE group purchased 15% of the VWDG from the Van Wyk Trust for an amount of ZAR 22.5 million. To facilitate Durnpike’s payment of ZAR50 million to the Van Wyk Trust on July 7, 2006, the Company advanced a non-interest bearing loan to Durnpike of ZAR50 million. This loan is secured by a pledge of Durnpike’s Acquisition Interest.

– page 14 –

Pursuant to the Definitive Agreement, the Company:

•

acquired from the Vendors all of their shares and loans in Durnpike for consideration of ZAR 43 million, payable in common shares of the Company on the earlier of (i) the date of the JSE listing; and (ii) within approximately 12 months from signature of the Definitive Agreement. By virtue of such acquisition, the Company acquired Durnpike’s interests in the four alluvial diamond properties in South Africa and the DRC. The ZAR consideration does not include payment in respect of the Kwango River Project, which payment stands to be made by the Company only when (and if) the feasibility study referred to below has been completed and approved by the board of directors of the Company.

•

will spend US$7 million on a feasibility study on the Kwango River Project by August 31, 2007. This deadline may be extended to February 29, 2008 at no cost and be further extended to December 31, 2008 by payment of US$1 million in Common Shares. As it seems highly unlikely that the deadline of February 29, 2008 will be met, the Company is currently negotiating an extension to such deadline. If the Company wishes to retain the Kwango River Project following completion of the feasibility study, the Company must (i) pay to the Vendors an amount equal to 60% of the net present value of the Kwango River Project Valuation (as determined in terms of the feasibility study and subject to a minimum acquisition cost of US$13 million and a maximum acquisition cost of US$26 million), which payment shall be effected by the issuance of Common Shares and (ii) commit to incur an additional amount of up to US$6 million in expenditures for development of the Kwango River Project within 16 months from the date of completion of the feasibility study. If the Company does not wish to retain the Kwango River Project following completion of the feasibility study, the Definitive Agreement provides for Durnpike being divested of such project on certain terms, with the Company nevertheless retaining 100% of the shares in Durnpike (and therefore the indirect interests in the Holpan/Klipdam, Wouterspan and Galputs properties). In such event, the full and final purchase consideration for Durnpike will be limited to the ZAR Consideration.

Durnpike’s interest in the Kwango River Project is constituted by an agreement (“Midamines Agreement”) with Midamines SPRL (“Midamines”), the holder of the exploration permit on the Kwango River Project, to act as contractor on behalf of Midamines to manage and carry out exploration and mining. Durnpike will be entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area.

Under the Midamines Agreement, Durnpike agreed to certain minimum royalty payments being made to Midamines. These royalties take the form of a series or recurring annual minimum royalty payments of US$1.2 million per annum (commencing on December 31, 2007). (As to the enforceability of this commitment in light of developments pertaining to the Midamines Agreement, see note 16 (b) of the audited financial statements as at May 31, 2007 and 2006);

All of the Common Shares issued to the Vendors pursuant to the acquisition, other than the Common Shares issued to extend the feasibility study deadline, will be held in escrow for at least nine months from the date of issuance, provided that a limited portion of those escrowed Common Shares may be released to enable the Vendors to meet certain specified obligations.

On January 31, 2007, all the conditions precedent to implementation of the Acquisition as per the Definitive Agreement were fulfilled The Company also received the necessary regulatory approvals in Canada and South Africa. As provided for in the Definitive Agreement, the

– page 15 –

Company executed an agreement in relation to the acquisition of control of the mineral rights relating to the Galputs Minerale Project and appointed three of the Vendors to the Company’s Board of Directors.

In conjunction with the acquisition of Durnpike, HCVW had an option agreement to acquire the Makoenskloof alluvial diamond project. The Makoenskloof property is located on the north bank of the Middle Orange River ("MOR"), approximately 20 km from the town of Douglas, South Africa, and 40 km upstream from the Wouterspan diamond operation. As a result of the acquisition of HCVW by Durnpike, and concurrent acquisition of Durnpike by Rockwell, the Company assumed the option to purchase the Makoenskloof property.

In November 2006, HCVW exercised its option to purchase the property and the company that held the mineral rights of the Makoenskloof property. HCVW paid ZAR5.4 million in January 2007 for the property and mining permits. Pursuant to this option exercise, HCVW also entered into a sub-contracting agreement with Folmink Delwery CC to perform bulk sampling commencing in March 2007. In April 2007 HCVW entered into an agreement to purchase ZAR21.3 million in plant and equipment from the sub-contractor and to terminate the subcontracting arrangement. The Company has paid a total consideration ZAR1.5 million in during the year and is committed to pay the remaining consideration in the following manner:

•

ZAR3 million shall be payable by way of Common Shares of the Company. The shares cannot be exchanged, or traded, or sold in any manner, by the seller for a period of one year after date a listing on the JSE. In the event a listing is not concluded or is not finalized on or before February 28, 2008, the outstanding balance (including the ZAR3 million) shall be payable by way of monthly cash payments of ZAR1 million and shall incur interest calculated at the prime rate of the Standard Bank of South Africa.

•

During August 2007, subsequent to the year end, an amount of ZAR10.6 million was paid to settle the outstanding balances owing on certain equipment that was purchased. The remaining balance payable of ZAR$6.2 million shall be paid in monthly payments of ZAR500,000. The monthly payments shall incur interest calculated at the prime rate of the Standard Bank of South Africa.

– page 16 –

The operational status, and ownership of each of the properties was as follows:

Property	Operational status at May 31, 2007	Ownership immediately before the transaction
Holpan and Klipdam	In production.	The Holpan/Klipdam property and the Wouterspan property were indirectly owned by the H.C. Van Wyk Diamante Trust ("Van Wyk Trust"), a business trust registered in RSA. Van Wyk Trust holds 99% of HC Van Wyk Diamonds (Pty) Ltd ("HCVW"), a private RSA company (the remaining 1% owned by the Van Wyk Trust nominees), and 99% of Klipdam Mining Company Limited ("Klipdam"), an unlisted RSA public company (the remaining 1% owned by the Van Wyk Trust nominees). HCVW and Klipdam, are collectively referred to as The Van Wyk Diamond Group of companies ("VWDG"). VWDG is an independent diamond producer that conducts diamond exploration and mining on the Holpan/Klipdam property, which VWDG owns.
Wouterspan	In production.	VWDG is an independent diamond producer that conducts contract mining on the Wouterspan Property, over which HCVW holds options to acquire title.
Makoenskloof	In development. Bulk sampling with some recovery of diamonds has taken place.
Galputs Minerale Project	On standby.	The Galputs Minerale project was owned 100% by Virgilia Investments BVI Limited, a private British Virgin Islands corporation, which in turn was owned by certain of the Vendors.
Kwango River Project	On standby.	The Kwango River Project was owned by Midamines SPRL, a private company incorporated under the laws of the DRC. Durnpike had entered into an agreement in January 2006 to conduct exploration and mining operations (as an independent contractor) on behalf of Midamines at the Kwango River Project.

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

The above analysis assumes that 41 million in-the-money warrants will be exercised. In the event that they are not, the Company will likely have to undertake an equity offering and would consider not

– page 18 –

immediately purchasing a further 23% of Holpan/Klipdam from the Vendors. Consequently the Company does not expect any change-of-control issues with respect to this transaction.

Upon acquisition of Durnpike, the Company will commence consolidating the results of Durnpike into its consolidated financial statements.

The Company did appoint two of the Vendors to its Board of Directors. The individuals appointed were Messrs John Bristow and Jeffrey Brenner. Mr. John Bristow was appointed President and Chief Operating Officer of Rockwell. Hennie Van Wyk was also appointed Operations Director for the Company.

In December 2006 Mr. Mark D. Bristow was appointed as a Director of the Company.

In September 2007, Mr. John Bristow was also appointed Chief Executive Officer. Mr Jeffrey Brenner retired from the Board of Directors in September 2007 and assumed the role of Manager – Diamond Marketing and Sales and Messrs Patrick Bartlett and Dominique de la Roche were appointed as Directors of the Company.

The Company does not anticipate that any more of the Vendors will become involved with the Company at the Board of Directors, or senior management, levels.

There were several other Board changes during the 2007 fiscal year. In September 2007, Jeffrey Mason retired as Chief Financial Officer and from the Board of Directors. Dominique de la Roche, who had been the CFO of Rockwell Resources RSA was appointed CFO and to the Board of Directors. Ronald Thiessen retired from the role of Chairman and as a Director. David Copeland was appointed Chairman of the Board. Mark Bristow and Patrick Bartlett were appointed to the Board during the year.

2)      Ricardo Property

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

Hunter Dickinson Inc.

Hunter Dickinson Inc. ("HDI") provides management services to Rockwell, pursuant to a geological and administrative services agreement dated January 1, 2001. HDI is one of the larger independent mining exploration groups in North America and employs or retains staff or service providers substantially on a full-time basis. These individuals include professional technical staff (which include accredited professional engineers and geoscientists), professionally accredited accountants and administrative, office and field support staff.

HDI has supervised mineral exploration projects throughout Canada and internationally in Brazil, Chile, China, the United States (Nevada and Alaska), Mexico and South Africa. HDI allocates the costs of staff input into projects based on time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDI staff costs and overhead) for amounts that are considered by Rockwell's management to be competitive with arm's-length suppliers. The shares of HDI are owned equally by each of the participating corporations (including Rockwell) as long as HDI services are being provided. However, should the

– page 19 –

Company terminate the service agreement, the Company will be required to surrender its single share at the time of termination pursuant to the terms of the service agreement. HDI is managed by certain directors of Rockwell and who are generally also directors of the other corporate participants in similar arrangements with of HDI.

C.           Organizational Structure

Rockwell is based in British Columbia, Canada. As at May 31, 2007, Rockwell had the following subsidiaries:

a)

Minera Ricardo Resources Inc. S.A. (“Ricardo”), an exploration-stage company organized pursuant to the laws of Chile, of which the Company owns a direct 99.9% partnership interest; Rockwell holds its interest in the Ricardo Property in Chile through Minera Ricardo Resources Inc. S.A.

b)	549949 BC Ltd., a wholly owned subsidiary incorporated under the laws of British Columbia which holds a 0.1% partnership interest in Minera Ricardo Resources Inc. S.A.

c)	N9C, a wholly owned subsidiary incorporated under the laws of the Cayman Islands of which Rockwell owns a direct 100% interest

d)	N10C, a wholly owned subsidiary incorporated under the laws of the Cayman Islands of which N9C owns a direct 100% interest

e)	Rockwell Resources RSA (Pty) Ltd, a wholly owned subsidiary incorporated under the laws of the South Africa of which N10C owns a direct 100% interest

f)

Durnpike Investments (Pty) Ltd (“Durnpike”) a wholly owned subsidiary incorporated under the laws of the South Africa of which Rockwell Resources RSA owns a direct 100% interest. Durnpike holds a 51% interest in both HC Van Wyk Diamonds Ltd and Klipdam Mining Company Ltd.

g)

HC Van Wyk Diamonds Ltd is a subsidiary incorporated under the laws of the South Africa of which Durnpike owns a direct 51% interest. HC Van Wyk Diamonds Ltd is a diamond producer that conducts diamond exploration and mining on the Holpan/Klipdam property, as well as mining on the Wouterspan and Makoenskloof property.

h)

Klipdam Mining Company Ltd. is a subsidiary incorporated under the laws of the South Africa of which Durnpike owns a direct 51% interest. Klipdam Mining Company Ltd is a diamond producer that conducts diamond exploration and mining on the Klipdam property.

i)	Virgilia Investments Inc. a wholly owned subsidiary incorporated under the laws of the British Virgin Islands of which Rockwell owns a direct 100% interest.

j)

Galputs Minerale (Pty) Ltd. a wholly owned subsidiary incorporated under the laws of the South Africa of which Virgilia Investments Inc. owns a direct 100% interest. Galputs Minerale holds mining rights to the Galputs Project.

– page 20 –

Immediately after the completion of the Acquisition described in Item B. Business Overview – Alluvial Diamond Properties, the organization structure of Rockwell changed to:

D.           Property, Plants and Equipment

Rockwell has plant and equipment located on its Holpan, Klipdam, Wouterspan and Makoenskloof properties as at May 31, 2007.

	As at May 31, 2007
		Accumulated	Net book
	Cost	amortization	value
Real property – land and building	$3,823,455	$–	$3,823,455
Processing plant and equipment	16,307,635	609,026	15,698,609
Processing plant and equipment under capital lease	24,686,561	870,018	23,816,543
Office equipment	299,072	20,515	278,557
Vehicles and light equipment	1,065,396	43,199	1,022,197
Vehicles and light equipment under capital lease	158,795	7,715	151,080
	$46,340,914	$1,550,473	$44,790,441

– page 21 –

The Company did not have any property, plant and equipment prior to the acquisition of Durnpike Investments (Pty) Limited, which occurred on January 31, 2007.

Glossary: In this Annual Report on Form 20-F, the following terms have the meanings set forth herein:

A.           Geological Terms

NI 43-101	National Instrument 43-101, the national securities law instrument in Canada respecting standards of disclosure for mineral projects.
Alluvial deposit	Accumulation of mineralization as a result of deposition in a river or stream.
Mineral Resource

A concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The mineral deposit classifications in this annual report on Form 20F adheres to the resource/reserve definitions and classification criteria developed in 2005 by the Canadian Institute of Mining as required under NI 43-101. Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely “resources” (economic viability not established) and ore “reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on the level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest).

Inferred Mineral Resource

The part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource

The part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

– page 22 –

Measured Mineral Resource

The part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Porphyry	A type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.
SAMREC	South African Mineral Resource Code

B.           Measurement

Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
meters	3.281	= feet
kilometers	0.621	= miles (5,280 feet)
grams	0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

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

– page 23 –

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

In October 2006, the Government of South Africa released the Mineral and Petroleum Resources Royalty Bill 2006 (the "Royalty Bill") and the Diamond Export Levy Bill 2006 (the "Export Levy Bill"). The Royalty Bill proposes, among other things, that companies extracting diamonds pay a royalty of 5% from the sales of those metals, payable on gross revenue. The Export Levy Bill contemplates an additional 5% levy on any rough diamonds that are cleared for export under the South African Diamonds Act, based on the value of such diamonds established or assessed under that Act. If enacted, the Royalty Bill and the Export Levy Bill may reduce the viability of diamond projects undertaken by the Company in South Africa. The Bills are presently under discussion and comment.

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

In order to address inequalities to Historically Disadvantaged Persons ("HDP") engendered by South Africa's former apartheid system, the South African government has initiated certain government empowerment initiatives (See discussion in Risk Factors).

Mining in the Democratic Republic of the Congo

The renewed interest by the international mining industry in the DRC has been as a result of the 2003 implementation of the new DRC Mining Code, which was drafted in consultation with the World Bank.

The Mining Code provides the prospecting permit holder with broad access to explore its properties under a transparent and efficient permit process. In the case of diamond exploration, the new Mining Code gives

– page 24 –

the prospecting permit holder exclusive rights for a period of four years, renewable for two additional two-year periods. Upon development of an economically viable deposit, the holder can apply for a mining permit.

The Congo Mining Code states that an Exploitation License is ‘a real property, exclusive, conveyable and transferable right which can be leased, in accordance with the provisions of the present Code, the surface rights therefore form an integral part of the mining rights. The Code identifies that any applicant for an Exploitation License must submit an environmental impact study (EIS) together with an environmental management plan for the project (EMPP), and obtain the approval for the EIS and EMPP, as well as implement the EMPP.

The Exploitation License entitles its holder to the exclusive right to carry out, within the perimeter over which it has been granted, and during its term of validity, exploration, development, construction and exploitation works in connection with the mineral(s) for which the license has been granted. In addition, it entitles the license holder, without restriction, to:

o	enter the Exploitation License area to conduct mining operations;

o	build the installations and infrastructures required for mining exploitation;

o	use the water and wood within the Exploitation License perimeter for the requirements of the mining, complying with the requirements set forth in the EIS and the EMPP;

o	use, transport and freely sell his products originating from within the exploitation perimeter;

o	proceed with concentration, metallurgical or technical treatment operations, as well as the transformation of the mineral substances extracted from the deposit within the exploitation perimeter; and

o	proceed to carry out works to extend the mine.

As long as a perimeter is covered by an Exploitation License, no other application for a mining or quarry right for all or part of the same perimeter can be processed. However, an applicant to whom the holder of the exploitation license has refused to provide his consent to open a quarry within the perimeter may submit an application for quarry exploitation license over part of the perimeter which is the subject of the exploitation license but which is not being used for the mining operations. Failing that, the application is processed and is the subject of an administrative litigation process in which the holder and the applicant participate if the latter submits, together with his application, evidence that the holder has refused to give his consent and is acting in bad faith. The mining regulations set forth the basic and substantive rules for this administrative litigation process.

Technical Summary

The following disclosure is derived from Rockwell files and technical reports. Additional details can be found in technical reports on each property filed on www.sedar.com.

Properties in South Africa

Figure 1 shows the location of the Holpan/Klipdam, Wouterspan, Galputs and Saxendrift/Niewejaarskraal (part of the Middle Orange River Operations) properties located in the Republic of South Africa ("RSA" or "South Africa").

– page 25 –

Figure 1. Location of the Holpan/Klipdam, Wouterspan, Galputs and Saxendrift/Niewejaarskraal Properties

The Holpan/Klipdam Property

Location and Access

The Holpan/Klipdam property is located 45 km from Kimberley in the Northern Cape Province of central South Africa.

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

– page 26 –

Table 1: Summary of Holpan-Klipdam landholdings

Company	Property Name	Area (ha)	Permit No.	Renewal
Date
HCVW	Remaining extent of farm Holpan 161, Barkley West	2 370.0518	ML 1/2002	09-11-2014
Klipdam	Remaining extent of the farm Klipdam 157, West	1 466.0095	MP 86/2002	06-06-2004*

* An application (No. B/2004/06/07/001) for renewal has been submitted on June 10, 2004 to the Department of Minerals and Energy. The application for conversion was granted on 11 October 2006. The execution of the right is dependent on Klipdam resubmitting BEE document as per an undertaking made by Klipdam to the DME. This undertaking was complied with by Klipdam which will allow the notarial execution to proceed. Klipdam is currently waiting for the notarial execution to proceed.

Exploration History

Holpan and Klipdam have been the focus of intermittent mining since the early 1900’s and have consistently been known for yielding large diamonds. There are regular references to this in historic records such as the work of George Beet (1931), who discusses the ‘Broderick’ diamond – a perfect Cape white, weighing 412.5 carats. VWDG produced in excess of 90,000 carats of diamonds from Holpan and Klipdam since 1994. Klipdam produced 18,333 carats between July 1996 and February 1999 from the Klipdam Farm.

The work conducted from 1994 to date at Holpan-Klipdam comprises extensive mining of Rooikoppie and primary gravels, drilling and bulk testing. Since August 2005, the majority of processing has been undertaken using a state of the art, high efficiency 200 tonnes per hour (tph) Dense Media Separation (DMS) plant with X-ray Flowsort recovery and grease table final recovery apparatus. A large new earth moving fleet, comprising 41 units of Volvo and Komatsu equipment, currently moves 159,000 cubic metres (m3) of gravel and overburden on a monthly basis.

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

The Holpan-Klipdam deposit comprises an extensive flat-lying alluvial sequence located on the right bank of the modern Vaal River and 6 km inland from a bend in the river known as "the Horseshoe". The sequence extends across an area of approximately 5 km by 2.5 km. Economic concentrations of diamonds within the sequence are found both in the deflational "Rooikoppie" deposit and in well developed, clearly-defined palaeo-channels that were preserved by a highly resistant calcrete cap. The palaeo-channels extend over several km and are up to 500 m wide in places. At Holpan and Klipdam, the bedrock consists of Archaean Ventersdorp lavas, and shale’s and diamictites of the 300 to 250 million year old Dwyka Group of the Karoo Supergroup.

The Rooikoppie unit varies in thickness from a few cm up to about 2 m and has an estimated average thickness in the order of 1 m. Solution cavities up to 3 m deep in the calcretised bedrock form sharp,

– page 27 –

discontinuous depressions and are filled with the overlying Rooikoppie gravel. Since such cavities, when considered in a hydrodynamic context, have very high diamond trapping potential and are of key economic importance. Given the high incidence of pronounced solution features in the palaeo-land surface underlying the Rooikoppie (as observed in current mine workings at Holpan-Klipdam), this area is considered to be of high interest with regard to its exploration potential.

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

Exploration and Operation

Due to the significant burial depth of the Primary gravels at Holpan-Klipdam, the thickness and distribution of the alluvial gravel deposits have been investigated through systematic percussion drilling. A total of 3,243 boreholes with a combined depth of 14,486 m were drilled on the Holpan-Klipdam property between 1994 and 2005. Drill holes extended to bedrock in the majority of cases. Boreholes were spaced at 50 m intervals along traverses 100 m apart. Chip samples were collected at 1-m intervals and logged on site by a geologist. Procedures were audited in conjunction with the original field logs under the supervision of Rockwell's consultant in November 2005.

As of January 2006 the drilling program, supported by trial mining test work and field observation, has outlined gravel volumes of approximately 7,500,000 m3 for the Rooikoppie unit and 4,300,000 m3 for the primary unit on the Holpan-Klipdam properties.

The production and survey data obtained from VWDG have been accepted following on-site observation of mining and treatment processes, extended discussions with company personnel and detailed presentations by the Managing Director as well as other individuals responsible for the compilation of the state diamond logs.

At least 3,267,400 m3 of gravel has been bulk sampled or mined within the Holpan-Klipdam properties by HCVWD between June 2003 and December 31 2005. Systematic and professional surveying information are available for this period.

Geological continuity for both the Primary gravels and the Rooikoppie gravels has been established and demonstrate the continuity of diamond mineralization along these alluvial diamond "runs" and within the defined resource area. A simple aggregated global average diamond grade of 1.16 carats per 100 m3 is implied. When evaluated on a the basis of a 6-month rolling weighted average for the same period, grade ranges from 0.89 carats per 100 m3 to 1.93 carats per 100 m3. Therefore, the estimated grade of 1.16 carats per 100 m3 is considered to be conservative.

Diamond values presented in this report represent information collated from actual diamond sales concluded by HCVWD. They are determined by an official tender process whereby goods are cleaned, sorted and parceled into different sizes and categories (either individually, which is typical for larger stones, or collectively for smaller stones) before being shown to registered buyers who make sealed offers

– page 28 –

on the different diamond parcels. Typically, diamonds are sold to registered local and international buyers who offer the best price on a parcel. This process is underpinned by professional valuation of the stones to arrive at a reserve or market price prior to tender and the entire process is conducted through officially registered diamond marketing facilities or ‘bourses'. Strict adherence to the Kimberley Process is maintained throughout the mining, recovery, marketing and sales process.

For the period June 2003 to December 2005 (for which survey information is available and the data on which the grade has been estimated) the average weighted diamond value is US$848 per carat.

Using stone-by-stone weight records compiled by HCVWD production staff for the period January – April 2006, a diamond size-frequency distribution analysis was carried out in order to gain a better understanding of the diamond population present at Holpan-Klipdam. This approach was used to predict the frequency with which large stones would be expected to be present at Holpan-Klipdam. This is of key importance as a small number of large, high value stones can significantly increase the value of production. When compared to nearby properties such as Zoutpan, Riverview and Pniel, there appears to be a significant population of large stones, possibly representing a distinct kimberlitic source or a higher degree of fluvial sorting.

In March 2006, RH De Decker, Pr.Sci.Nat., an independent Qualified Person, estimated the resources for Holpan and Klipdam based on operational statistics, drilling and other sampling completed to that time as 12,339,700 m3 grading 1.16 carats per 100 m3, with an average value of US$848/carat. It was his opinion that the continuity of the geology and mineralization, together with the degree of confidence in grade and stone value are considered sufficient to classify the diamondiferous gravels, as an inferred resource.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following discussion includes references to "inferred resources". Rockwell advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. Readers cannot assume that all or any part of mineral deposits in this category will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or preliminary feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Estimates of Mineralization

Dr Tania R. Marshall, Pr.Sci.Nat., an independent qualified person, updated the mineral resource estimates at Holpan/Klipdam in March 2007. According to her May 2007 report, production between January 2006 and March 2007 mining at the Holpan and Klipdam properties focused on the Rooikoppie gravels, and a volume of 1,889,308 m3 was mined and processed during the period. In addition, based on the sale of 15,953 carats during the period, a mean value of US$876 per carat had been identified on the property.

The mineral resource at March 31, 2007 is:

– page 29 –

Table 2. Holpan and Klipdam Inferred Mineral Resources

Gravel Resource	Volume (m3 )	Sampled Grade (carats per 100 m3 )
Holpan Primary Gravel	1,660,000	1.16
Klipdam Primary Gravel	3,036,000	1.16
Holpan and Klipdam Rooikoppie Gravel	5,754,000	0.81
Total	10,450,000	0.95

The continuity of the geology and mineralization, together with the degree of confidence in grade and stone value are considered sufficient to classify the diamondiferous gravels, as an inferred resource. The production information used to support this contention covers a mined volume of 3,267,400 m3 and a total of 37,809 carats. The drilling information is deemed sufficiently dense, accurate and clearly defined to support this classification. Although reconciliation of carats produced to volumes mined is only possible in a global sense, RH De Decker, Pr.Sci.Nat., the independent Qualified Person responsible for the resource estimate, is of the opinion that it constitutes an inferred resource.

De Decker also estimated that 4,800,000 m2 of gravel, that is similar, visually, to the Rooikoppie gravels, surrounds the area of the inferred resource. While this gravel feature is readily identifiable from the prevalent red chert clasts (Pebbles) in the regolith and abandoned artisanal workings, as well as vegetation features discernable from aerial photography, its diamond content should be independently evaluated to determine whether a classifiable resource exists.

Production

Production and sales from Holpan and Klipdam for fiscal 2007 is discussed under Results of Operations (Item 5.A).

– page 30 –

Planned Program

A program of 400 boreholes has been proposed to delineate the edges of the Klipdam Channel and to identify palaeo-channel remnants on Holpan. In addition, further future work will be done to better quantify the grades of the individual gravel units as more of the Rooikoppie and paleochannel gravels are processed. The proposed budget for the 2007/2008 program is as follows:

Table 3. Holpan and Klipdam Planned Program

	Amount	Amount
Description	ZAR	C$
Drilling (6,000 m)	1,140,000	181,500
Geology and supervision	240,000	33,200
Total	1,380,000	214,700

(ZAR:C$ exchange rate of 6.28)

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

The surface rights of Wouterspan are held by Mr. J.F. Gouws. No servitudes exist with regard to these landholdings. HCVW has concluded prospecting and option agreements to purchase the two companies

– page 31 –

Farhom Mining and Construction Limited and Okapi Diamonds (Pty) Limited together with their surface and mineral rights holdings at Wouterspan. These are described below: Table 4. Permits for Wouterspan Property

Company	Property Name	Area (ha)	Permit No.	Renewal Date

HCVW	Portion 16 (a portion of Portion	188.7926	MP144/2004	29-04-2006*
	9) of Lanyon Vale 376
HCVW	Remainder of Portion 9	780.61	PP86/2004	21-11-2008
	(Wouter) of Lanyon Vale 376

The Farhom renewal has been lodged and accepted and should be granted by the end of the year.

History

The first diamond discovered in South Africa was about 75 km upstream of Wouterspan on the Middle Orange River ("MOR"). This discovery led to the rapid proliferation of small-scale artisanal mining activities.

Early mining concentrated on the surface deflation deposits, known as Rooikoppie gravels. Rooikoppie gravels were mined extensively between Douglas and Prieska from 1926 to 1936 and again during 1943 to 1945. Subsequently, the MOR has not seen much prospecting and mining activity until relatively recently. The reasons for this are twofold:

(i)	Large areas are covered by a very hard layer of calcrete, 0.5m – 3m thick, which limits access to the underlying gravel horizons; and
(ii)	the gravels contain a high percentage of banded ironstone clasts, which makes the treatment and concentration of the gravels technically difficult when using the traditional pan plant processes.

More recently, the mining problem of the MOR was solved by the use of blasting and heavy earthmoving equipment to rip and remove the hard calcrete-silcrete layer. This new technology has resulted in the area being effectively explored and mined for the first time. A number of companies have been active in the area. The MOR alluvial deposits have regularly yielded exceptional large diamonds such as a 211 carat stone recovered from a terrace on a high level terrace upstream from Wouterspan and was reportedly sold for ZAR 28 million; a 181 carat stone recovered from Terrace B on Saxendrift; a 205 carat stone recovered by Trans Hex from Saxendrift and a 175 carat stone from Trans Hex’s MOR mine.

In 2005, drilling work indicated that the size of the gravel deposits at Wouterspan could be at least 30 million tonnes. Based on the bulk sampling project that had commenced in April 2005, a targeted recoverable diamond grade is in the order of 0.4 - 0.5 carats per 100 m3.

Geology

Large areas of the terrace are covered by diamond bearing surface deposits known as Rooikoppie gravels, often separated from the underlying primary gravel by a hard layer of calcrete The basal gravels, termed "Primary Gravels", are well exposed in the workings and shale’s and tillites of the Dwyka Group, together with lava are common substrates of the gravels. The bedrock displays gully and pothole features creating high diamond trapping potential. At Wouterspan, the gravels occur 20 - 30 m above the Orange River and appear to have been deposited in a braided river system. Suspended gravel deposits found between the Rooikoppie and Primary gravels have also been shown to contain diamonds.

The majority of the alluvial diamonds found in gravel deposits along the MOR are found in two distinct gravel horizons: an upper deflation deposit called the Rooikoppie gravel and the basal Primary gravels.

– page 32 –

The Rooikoppie unit varies in thickness from a few cm up to about 2 m and has an average thickness of about 1 m. The deposit typically rests on sand, gravel or in places a hard, semi-continuous layer of calcrete and silcrete. Solution cavities up to 2 m deep in the calcretised material form sharp, discontinuous depressions that are filled with the overlying Rooikoppie gravel.

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

– page 33 –

Exploration and Bulk Sampling

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

Quantitative reconciliation and modeling of grade is not possible through the analysis of drill data. The only way to establish diamond presence and grade is through bulk sampling operations.

The purpose of the bulk sampling was to:

(i)	expose the gravels in section over a wide lateral area in order to gain a better understanding of the sedimentology; and
(ii)	to process sufficient gravel to be able to determine the diamond grade of the gravels and lateral consistency thereof.

Between March 2005 and January 2006, a total of 513,892 m3 of Primary gravel and 24,013 m3 of Rooikoppie from 11 localities at Wouterspan property were tested by VWDG during trial mining operations. Bulk sampling locations were selected by VWDG according to the most well-developed gravel assemblages both laterally and vertically as identified by the drilling program and a series of box-cuts were excavated. Currently operations are taking place on two portions of the property called Farhom and Okapi farms.

Drilling and bulk sampling indicate that the property hosts an extensive alluvial deposit with a large average stone size within the Rooikoppie and Primary gravel units. Approximately 4,481,000 m3 of Rooikoppie Gravel and 43,259,000 m3 of Primary Gravel were defined as a result of this work. In trial mining operations, 2,868 carats of diamonds have been recovered from 514,000 m3 of Primary and 24,000 m3 of Rooikoppie gravel. The drilling and bulk sampling work, while confirming the presence of diamondiferous gravels, did not define a mineral resource.

Additional drilling was done in 2006, leading to the resource estimated described below.

Diamonds of exceptional value have been recovered from this property, including the recent discovery of a 157 carat stone that sold for approximately US$5.7 million at official tender.

Estimates of Mineralization

Independent qualified persons AN Clay, FAusIMM, Pr.Sci.Nat., and N McKenna, Pr.Sci.Nat., of Venmyn Rand (Pty) Ltd, estimated the mineral resources at Wouterspan as of March 31, 2007.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

The following discussion includes references to "indicated resources". Rockwell advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. Readers cannot assume that all or any part of mineral deposits in this category will ever be converted into reserves.

– page 34 –

Indicated resources for Farhom were defined by drilling at 50 m x 100 m spacing on Farhom,and 100 m x 200 m spacing on Okapi, with grades being extrapolated to a maximum of 250 m from mined out areas.

Table 5a. Wouterspan Indicated Mineral Resources

Area	Volume (m3 )	Grade (carats per 100 m3 )
Farhom	6,143,000	0.63
Okapi	9,670,000	0.63
TOTAL	15,814,000	0.63

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following discussion includes references to "inferred resources". Rockwell advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. Readers cannot assume that all or any part of mineral deposits in this category will ever be converted into reserves. In addition, "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or preliminary feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Inferred resources were established at the same drill spacing, but global grades were extrapolated beyond 250 m from mined to the limit of the drilled areas.

Table 5b. Wouterspan Inferred Mineral Resources

Area	Volume (m3 )	Grade (carats per 100 m3 )
Farhom	2,895,000	0.63
Okapi	17,853,000	0.63
TOTAL	20,748,000	0.63

Production

Production and sales from Wouterspan for fiscal 2007 is discussed under Results of Operations (Item 5.A).

Planned Program

Some 20,000 m of additional drilling are planned.

Table 6. Wouterspan Planned Program

Description	Amount ZAR	Amount C$

Drilling (20,000 m) and Geological	4,500,000	699,800

– page 35 –

Makoenskloof Project

Property Agreement

In conjunction with the acquisition of Durnpike, HCVW had an option agreement to acquire the Makoenskloof alluvial diamond project. The Makoenskloof property is located on the north bank of the Middle Orange River ("MOR"), approximately 20 km from the town of Douglas, South Africa, and 40 km upstream from the Wouterspan diamond operation. As a result of the acquisition of HCVW by Durnpike, and concurrent acquisition of Durnpike by Rockwell, the Company assumed the option to purchase the Makoenskloof property.

In November 2006, HCVW exercised its option to purchase the property and the company that held the mineral rights of the Makoenskloof property. HCVW paid ZAR5.4 million in January 2007 for the property and mining permits. Pursuant to this option exercise, HCVW also entered into a sub-contracting agreement with Folmink Delwery CC to perform bulk sampling commencing in March 2007. In April 2007, HCVW entered into an agreement to purchase ZAR21.3 million in plant and equipment from the sub-contractor and to terminate the sub-contracting arrangement. The Company has paid a total consideration of ZAR1.5 million in during the year and is committed to pay the remaining consideration in the following manner:

  ZAR3 million shall be payable by way of Common Shares of the Company. The shares cannot be exchanged, or traded, or sold in any manner, by the seller for a period of one year after the date a listing on the JSE. In the event a listing is not concluded or is not finalized on or before February 28, 2008, the outstanding balance (including the ZAR3 million) shall be payable by way of monthly cash payments of ZAR1 million and shall incur interest calculated at the prime rate of the Standard Bank of South Africa.

  During August 2007, subsequent to the year end, an amount of ZAR10.6 million was paid to settle the outstanding balances owing on certain equipment that was purchased. The remaining balance payable of ZAR$6.2 million shall be paid in monthly payments of ZAR500,000. The monthly payments shall incur interest calculated at the prime rate of the Standard Bank of South Africa.

Location and Access

The Makoenskloof alluvial diamond project is located on the north bank of the MOR, approximately 20 km from the town of Douglas, South Africa, and 40 km upstream from the Wouterspan diamond operation. The property is accessible by road from Douglas.

Property Description

The Makoenskloof Project is a Portion 22 of Reads Drift 74 farm, located in the Herbert District of the Northern Cape Province of the Republic of South Africa. The Makoenskloof farm is 1,808.08 hectares in size.

Geology

– page 36 –

The Makoenskloof deposit comprises an extensive flat lying alluvial sequence located on a terrace developed on the right bank of the present Orange River. The bedrock is well exposed in the workings and shale and tillite of the Karoo age Dwyka Group are common. Also visible in outcrop are limestone and siltstone (flagstone) of the Griqualand West Group (Transvaal Supergroup). The bedrock characteristically displays an irregular erosional surface with gully and pothole features creating high diamond trapping potential. At Makoenskloof, the gravel terrace occurs approximately 20 to 40 m above the Orange River and appears to have been deposited in a braided river environment. These terraces may be classified as Lower to Intermediate deposits, presumably of Plio-Pleistocene age.

Only small isolated outcrops of Rooikoppie gravels are known from the property. These deposits have not yet been investigated and will be described at a later date.

The fluvial-alluvial gravels on Makoenskloof comprise a sequence of (basal) gravels 2-4 m thick overlain by generally less than 5 m of variably calcreted sands and silts and covered by a thin layer of soil and scree. The cobble sized clasts within the gravels consist mostly of lava and quartzite, with minor limestone, chert, tillite, agate and banded iron formation (“BIF”). The matrix is sandy to gritty. As is usual with these types of deposits the degree of calcretisation decreases downwards, from hard pan or laminar calcrete at the surface to loosely cemented gravels at depth.

The gravels are, generally, not well sorted, massive to horizontally - bedded and more matrix - supported. The larger clasts are, generally, in the 300 - 500 mm range. They are typical of braid bars that migrate through sections of river channels in response to variable water speed.

Numerous sand-silt lenses (0.5 –1.5 m thick) are also present, indicative of relatively low energy environments such as are found on bar tails. However, incised into the sequence are scour channels filled with clast supported, large cobble to boulder units. These are locally referred to as high speed channels that reflect deposition in a much higher energy environment. It is, typically, from these higher energy environments, especially where incised into the bedrock that the larger diamonds are recovered.

It is important to note that, in contrast with the deposits further down the Orange River the gravel on Makoenskloof has minimal BIF, which means that the processing and metallurgy is less complicated and overall mining costs are lower, thereby compensating for potentially low grades.

Recent Exploration

Bulk sampling was conducted, recovering stones that were included in the May 2007 tender sale. The Makoenskloof parcel included a range of good quality stones including those between 5 and 10 carats, and a 58 carat white stone that received an excellent price of US$27,676 per carat.

Since that time, the plant and infrastructure have been upgraded and commissioning of the recovery plant began in July. The in-situ gravel has now been removed and forms the majority of the screened stockpile, and the tailings disposal facility has also been completed.

– page 37 –

The Galputs Minerale Project

Location and Access

The Galputs property is located on the Koa River in Namaqualand, in the Northern Cape Province, South Africa.

Galputs Pan, located on an extensive plain with little topographic relief, is one of a series of deflation pans located along the palaeo-Koa River that actively flowed for about 5 million years. The first diamonds from the Koa Valley were discovered at Galputs in 1936.

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

A mining license (ML 1/2003) was issued to Galputs Minerale (Pty) Limited on January 8 2003 and is valid until January 7 2018. This mining license was granted in respect of a property comprising 791,183 hectares. The mining license constitutes an Old Order Mining Right and must be converted to a New Order Right by 2009. A valid Environmental Management Program (EMPR) is in place for the prospecting and mining operations. A surface use agreement is also in place with the landowner of the property.

The Galputs Project is indirectly owned by Virgilia Investments Inc ("Virgilia"), a British Virgin Islands corporation. Virgilia's wholly-owned subsidiary, Galputs Minerale (Pty) Limited, a private SA company, holds mining rights to the Galputs Project. Durnpike conducts contract mining operations at The Galputs Project. Rockwell will acquire, for nominal consideration, all of the outstanding shares of Virgilia from Marla Trust and make a payment as set out in (c) above under Item 4 Durnpike acquisition.

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

– page 38 –

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

Production by Galputs Minerale commenced in March 2002 and processing increased in August 2002, resulting in an estimated mining rate of about 14,000 tonnes of gravel and 42,000 tonnes of waste overburden per month. Mining was hampered by a hard layer of silcrete overlying the gravel and excessive groundwater found in certain areas. The largest stone recovered during prospecting in 2002 was 17.5 carats, the average stone size for the period June to August 2002 was 0.98 carats and the average selling price since March 2002 has been US$388. An estimation of the potential gravel resource contained within the Galputs license area was completed in 2002. Note that the above observations are based on historic data alone and do not constitute a mineral resource under the terms of Canadian National Instrument 43-101. Hence, any work on the property should be considered exploratory.

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

– page 39 –

Exploration and Bulk Sampling

Exploration by Galputs Minerale comprised a drilling program along lines 500 m apart over selected areas and construction of simple 3D models for these areas. Galputs Minerale also undertook prospecting by means of excavation and processing of gravels to recover diamonds so that estimates could be made of in-situ grades. Prospecting work was undertaken in the Central or Main Pan, the Northern Pan and the Neck area, Gravels remaining in areas previously mined were also delineated, excavated and mined, and tailings material which still contained a high proportion of clasts was also retreated. Final diamond recovery was by concentration in a Plietz jig at different size fractions (typically 1.5 mm, 4-8 mm, 8-16 mm, and +16 mm), after which the different concentrates were hand sorted.

Results of the bulk sampling work indicate a consistent distribution of diamonds across the pan and show that the gravel sequences produce consistently high value gem diamonds. Results produced by Galputs Minerale are compatible with previous prospecting results obtained at Galputs by other operators.

A total of 139 percussion boreholes have been drilled along lines 500 m apart and with hole spacing 20 m apart over a localized portion of the deposit; 67 holes of these holes intersected gravel in the Northern Pan and Neck Area, and the Main Pan, and Southern Pan. The work was done by Mine Track Solutions and indicated that the gravel deposit was relatively intact and prospective in the Northern Pan and the neck Area between the Northern and Main Pans. Computer modeling of the drill results was carried out to make an initial estimate of resources volumes and tonnages.

Based on a drilling program and computer modeling by Van Breda (2004), a number of observations with respect to the diamondiferous gravels at the Galputs Project may been made. The reader is advised that the following observations are based on historic data alone and do not constitute a mineral resource under the terms of Canadian National Instrument 43-101.

(i)	Northern Pan and Neck Area - a gravel resource of 510,000 tonnes was arrived at for this portion of the deposit.
(ii)

Main and South Pans - Van Breda (2004) gives an estimate of 82,800 tonnes for the Main Pan, with further gravels covered by silcretes which could yield diamonds as well. No drilling was done on the South Pan, though excavations from previous prospecting operations indicate the presence of gravel horizons in this area.

(iii)	Tailings Heaps - There are large tailings heaps located on Galputs which are known to contain diamonds.

Based on estimates of Cooke (2002a) and selective drilling and resource delineation undertaken by Mine Track Solutions on behalf of Durnpike, it is reasonable to assume there is a gravel volume of between 700,000 and 2.1 million tonnes. Note that this does not constitute a mineral resource under the terms of Canadian National Instrument 43-101.

Planned Program

A budget has been prepared which will allow the Galputs deposit to be tested systematically by trial mining at an initial scale of about 25,000 tonnes per month with the ability to rapidly expand this to about 50,000 tonnes per month.

In terms of diamond mining operations the South African government receives a 5% state royalty from diamond revenues, while South African company tax is 29%. A 5% royalty is paid to the farmer after deduction of the State royalty.

– page 40 –

A budget of C$1.7 million had been proposed in 2006 for further exploration and bulk sampling operations. No work was done in 2007 or is immediately planned for 2008 as attention is focused on completion of definitive agreements, production at Holpan/Klipdam and Wouterspan and acquisition of the Makoenskloof and Saxendrift properties.

Table 7. Galputs Planned Program

Description	Amount (C$)
Reverse Circulation drilling program, 3D modeling, Resource delineation	60,000
Purchase of excavator	430,000
Purchase of front end loader	200,000
Purchase of 2 articulated dump trucks	430,000
Description	Amount (C$)
Construction and purchase of rotary pan metallurgical treatment plant	100,000
Construction and purchase of mobile X-ray Flow-sort final diamond recovery	480,000
Total	C$1,700,000

The Middle Orange River Operations – South Africa

Agreement

On March 6, 2007, Rockwell and Trans Hex announced that the companies had entered into an agreement whereby Rockwell’s wholly owned South African subsidiary, Rockwell Resources RSA, may acquire two open pit alluvial diamond mines and three alluvial diamond exploration projects from Trans Hex (“the Transaction”).

Trans Hex, through its wholly-owned subsidiary, Trans Hex Operations (Pty) Ltd. (“THO”), is the owner of two open pit alluvial diamond mines and three alluvial diamond exploration projects located along the southern bank of the Middle Orange River between Douglas and Prieska in the Northern Cape Province of South Africa, collectively called the Middle Orange River Operations and Projects or “MORO”. Rockwell’s Wouterspan alluvial diamond operation is located on the north bank of the Middle Orange River immediately adjacent to the Saxendrift and Niewejaarskraal diamond mines.

The MORO includes (but are not limited to):

  the rights to prospect and explore for and/or mine precious stones and/or other minerals and/or metals held directly or indirectly by THO in the Saxendrift area of the Northern Cape Province of South Africa (see Table 8 in the Property Description section below);

  a series of large remnant alluvial diamond terraces comprising approximately 8.7 million cubic meters of indicated resource and 30.4 million cubic meters of inferred resources;

  the material plant, machinery, equipment and other movable assets owned and/or used by THO - These operating assets were independently valued by Manhattan Mining Equipment (Pty) Limited in April 2005 at ZAR53 million;

  the employees of THO in terms of Section 197 of South Africa’s Labour Relations Act of 1995; and

– page 41 –

  a rehabilitation liability which will be taken over by Rockwell on the basis that the tailings and other heaps of unprocessed diamond bearing middlings gravel and Rooikoppies gravels will be reprocessed by Rockwell to recover contained diamonds.

It is proposed that Rockwell will pay a cash purchase consideration to Trans Hex of approximately ZAR100.4 million and will assume potential liabilities for staff layoffs (capped at ZAR5 million) and rehabilitation bonds (capped at ZAR4.25 million) (All such purchase payments and liabilities are expected to total approximately Cdn$17.7 million, subject to adjustment depending on the final combination of assets acquired.) Trans Hex will transfer all its relevant mineral rights and associated assets into a new special purpose vehicle (“Saxendrift SPV”), which Rockwell will acquire via Rockwell RSA for the consideration indicated above.

The implementation of the Transaction is subject to fulfillment of certain conditions precedent including:

  The unconditional approval of South Africa’s Competition Commission (or if such approval is subject to conditions, such conditions being acceptable to Trans Hex and Rockwell);

  All requisite consents by South Africa’s Minister of Minerals and Energy to the cession and transfer of the underlying mining and prospecting rights pertaining to the MORO to the Saxendrift special purpose vehicle (“Saxendrift SPV”) and the acquisition by Rockwell of the shares in Saxendrift SPV;

  Satisfactory provision by Rockwell of certain financial undertakings to THO;

  The approval by the TSX Venture Exchange;

  Completion by Rockwell to its satisfaction of a mineral title due diligence investigation; and

  The audited balance sheet of Saxendrift SPV as at the effective date meeting specified criteria.

Fulfillment of some of the conditions precedent may be waived, or the date specified for their fulfillment extended, in certain limited circumstances. The MORO will be placed on care and maintenance with effect from date of signature of the relevant transaction agreements pending fulfillment of the conditions precedent.

Rockwell entered into an agreement with Trans Hex on February 26 2007 to purchase the MORO.

Property Location and Access

The properties are located adjacent to the Wouterspan Property on the Middle Orange River.

Property Description

The mineral rights holding of the properties to be acquired by Rockwell on successful completion of the MOR transaction are indicated in Table 8. The majority of the mineral rights listed below have already been converted by THO to new order rights under the Minerals and Petroleum Resources Development Act. The Saxendrift mining rights are currently the subject of a conversion process that is being progressed.

– page 42 –

Table 8. Middle Orange River Operations Mineral Rights

	FARM NAME	PORTION	SIZE (HA)	HOLDER AT
				SIGNATURE DATE
Part 1 – Saxendrift Mining Operations
Trans Hex Rights	Saxendrift 20	Ptn Of Rem	1368.294	Trans Hex Ops
Saxendrift 21	Remainder
Saxendrift 21	Ptn Of Ptn 1
Mvela Rights	Saxendrift 20	Ptn Of Rem	359.000	Mvela
Part 2 – Niewejaarskraal Mining Operations
Trans Hex Rights	Niewejaarskraal 40	Ptn Of Ptn 6	1766.390	Trans Hex Ops
	Niewejaarskraal 40	Ptn Of Ptn 4
	Niewejaarskraal 40	Ptn Of Ptn 2
	Viegulands Put 39	Ptn Of Rem
Mvela Rights	Viegulands Put 39	Ptn Of Rem	324.105	Mvela
	Niewejaarskraal 40	Ptn Of Ptn 6	995.200	Mvela
Part 3 - Prospecting Projects
Kwartelspan Project	Kransfontein 19	Ptn 1	903.650	Mvela
Kwartelspan 25	Remainder
Remhoogte-Holsloot
Project	Remhoogte 152	Ptn Of Ptn 1	2798.511	Pioneer
Holsloot 47	Ptn Of Rem	Ptn Of Ptn 3	1049.590	Trans Hex Ops
Zwemkuil-Mooidraai	Zwemkuil 37	Ptn Of Rem	2488.124	Mvela
Project
	Mooidraai 36	Ptn Of Rem	2901.000

Project History

The MORO comprise two open pit alluvial diamond mines currently on care and maintenance, namely Saxendrift Mine and Niewejaarskraal Mine, and three alluvial diamond exploration projects, namely Kwartelspan, Zwemkuil-Mooidraai and Remhoogte-Holsloot.

The Saxendrift area has had a long history of diamond production dating back to the mid 1920’s. An estimated 96,000 carats of diamonds were extracted from the area between 1928 and 1964. Trans Hex commenced exploration and mining in the area in 2000 through a merger with GEM Diamond Mining Limited, which held the mineral rights to Saxendrift at that time.

The Saxendrift Mine comprises three mining areas: Brakfontein (not included in the disposal to Rockwell), Saxendrift Terrace A and Saxendrift Terrace B. From commissioning to the end of 2005, the Saxendrift Mine produced a total of 76,803 carats. The largest gem quality stone ever produced by Trans Hex – a 216 carat octahedron – was from the Saxendrift operation in 2001. Saxendrift also held the Trans Hex record for the highest dollar per carat price with a 9.22 -carat blue stone that was sold in 2003 for in excess of US$45,000/carat. Production on Saxendrift was achieved by open cast mining methods with processing and recovery being achieved by a combination of rotary pan plants, Dense Media Separation (“DMS”), and Flow-sort X-ray recovery.

– page 43 –

THD began its development of the Niewejaarskraal Mine with a bulk-sampling program in mid-2001. A DMS plant was erected on site and full-scale production commenced in April 2002. This operation was suspended in late 2006.

During its tenure of the MOR operations, THD also conducted exploration and evaluation work on several large alluvial gravel terraces to the north east of Saxendrift, namely Kwartelspan, and to the south west of Niewejaarskraal, namely Vieglandsput, Zwemkuil-Mooidraai and Remhoogte-Holsloot. Exploration work conducted on the adjacent properties included reverse circulation drilling, trenching and bulk sampling.

In 2006, in anticipation of the disposal of the projects, Trans Hex mandated Venmyn to undertake a technoeconomic valuation of the MORO and present their findings in the form of a SAMREC compliant Competent Persons Report, highlighting the status of the mining, prospecting and surface rights held over the projects and indicating that several of the old order rights would lapse if no application was made for conversion to new order rights before May 2006. These applications were duly submitted by THD to the relevant government departments.

Since the date of issue of the report in April 2006, only limited mining production has taken place at Niewejaarskraal and Saxendrift Mines. In January 2007, Saxendrift Mine was placed on care and maintenance and shortly thereafter Niewejaarskraal Mine followed suit.

Estimates of Mineralization

An updated technical report was completed for Rockwell based on additional field work by G. D. Stacey, B.Sc.Eng and C. A. Telfer, Pr.Sci.Nat., the latter of which is an independent qualified person as defined by National Instrument 43-101. The updated resource statement, as of March 2007, for all the mines and exploration projects subject to the purchase agreement with Rockwell, is summarized below:

Cautionary Note to Investors Concerning Estimates of Indicated Resources

The following discussion includes references to "indicated resources". Rockwell advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. Readers cannot assume that all or any part of mineral deposits in this category will ever be converted into reserves.

Table 9a. Middle Orange River Operations Indicated Mineral Resources

MINE/PROJECT	MINING AREA	VOLUME (m³)	GRADE (carats/100 m³)	CARATS
Saxendrift Mine	Saxendrift Terrace A	1,824,000	0.83	15,051
	Saxendrift Terrace B	422,000	1.15	4,850
	Stockpiles	385,539	0.46	1,755
Total/Average Saxendrift Mine Indicated		2,631,539	0.82	21,656
Niewejaarskraal Mine	Niewejaarskraal	4,164,745	0.80	33,289
	Viegulandsput	1,802,822	1.16	20,939
Total/Average Niewejaarskraal Mine Indicated		5,967,567	0.91	54,228
GRAND TOTAL – INDICATED RESOURCES		8,599,106	0.88	75,884

– page 44 –

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following discussion includes references to "inferred resources". Rockwell advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. Readers cannot assume that all or any part of mineral deposits in this category will ever be converted into reserves. In addition, "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or preliminary feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Table 9b. Middle Orange River Operations Inferred Mineral Resources

MINE/PROJECT	MINING AREA	VOLUME (m³)	GRADE (carats/100 m³)	CARATS
Saxendrift Mine	Saxendrift Terrace A	5,723,000	0.48	27,344
	Saxendrift Terrace B	1,821,000	0.68	12,334
	Stockpiles	263,000	0.29	763
Total/Average Saxendrift Inferred		7,807,000	0.52	40,441
Niewejaarskraal Mine	Niewejaarskraal	1,696,000	0.48	8,132
	Viegulandsput	1,465,000	0.47	6,911
	Nieweskraal TB2	4,919,000	0.90	44,066
Total /Average Niewejaarskraal Mine Inferred		8,080,000	0.73	59,109
Zwemkuil-Mooidraai	N/A	1,640,000	0.95	15,643
Remhoogte-Holsloot	N/A	11,503,000	1.15	131,781
Kwartelspan	N/A	1,385,000	1.50	20,838
Total/Average of Exploration Projects Inferred		14,528,000	1.16	168,262
GRAND TOTAL – INFERRED RESOURCES		30,415,000	0.88	267,812

Studies by THO indicated densities or specific gravities at the Saxendrift operations: 2.2 for Basal gravels, and 1.90 for Middlings gravels. The deposits are similar at all the mines and projects described above and an average density or specific gravity of 2.1 is be used to convert cubic meters to tonnes. The total indicated mineral resources would be 18.3 million tonnes and the total inferred mineral resources would be 63.9 million tonnes.

Acquiring the MOR operations properties will allow Rockwell to combine its Wouterspan operation with that of the Saxendrift and Niewejaarskraal mines and thereby optimise the utilisation of its management and operating teams and infrastructure at Wouterspan, which is located directly across the MOR from Saxendrift and Niewejaarskraal.

Significantly, the acquisition of the MOR operations mines and projects will position Rockwell as a dominant development, mining and exploration company in the Middle Orange River area and thus able to add substantially to its ability to mine and market high value gemstone diamonds. Rockwell intends to increase its current diamond production which averages approximately 2,000 carats/month.

– page 45 –

Properties in the Democratic Republic of the Congo

The Kwango River Project

Location and Access

The property is located on the Kwango River in the Bandundu Province of southeastern Democratic Republic of the Congo ("DRC") (Figure 2).

Figure 2 Location of Kwango River Property

Roads in the DRC are passable for the purposes of moving heavy equipment associated with project startup. The country's aging railway infrastructure provides important connections domestically as well as with the Angolan port of Luanda and with southern Africa. Daily flights are available between Kinshasa and Tembo.

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

– page 46 –

The country's regional climate is tropical to sub-tropical. While annual average rainfall is in the order of 1,300 mm in the south, it is nevertheless possible to work in the river for most of the year, which Midamines have reportedly done in the nineties. The Kwango River is navigable by light vessel for the full length of the Kwango Project area. During the dry season the river level drops considerably and water flow ceases altogether, leading to the exposure of sandbars.

Property Description

The Kwango River Project encompasses over 75 km of river frontage and also extends across elevated, palaeo-river terraces. Alluvial diamond deposits occur as gravel assemblages within the modern Kwango River, underlying its banks and in the adjacent terraces.

The Kwango River Project in the DRC comprises approximately 109 square km within Exploitation Permit Number 331 ("PPE331") held by Midamines SPRL ("Midamines"), a company incorporated, and operating, in the DRC. Durnpike has an agreement with Midamines to manage and carry out exploration and mining on a portion of PPE331, as contractor for and on behalf of Midamines, and is entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area. PPE 331, issued in December 2003, is valid until January 2017 (and is renewable for a second term) and allows the holder to conduct exploration, develop and exploit the deposit as well as market the diamonds produced from the deposit according to local government requirements and the Kimberley Process.

History

Subsequent to the discovery of the rich West Kasai diamond fields in the DRC in 1907, other diamond bearing deposits were noted in south-west DRC along the Kwango (also spelled Cuango) River and extensive exploration work was undertaken in the region during the 1950's. Reports state that "the results of washing gravels about 25km south of the Tembo Falls brought immediate results of 81 diamonds weighing 9.42 carats". Following good results in Angola, prospecting by the company Forminiere took place in the recent fluvial deposits between the Franz-Jozef and Tembo Falls. The conclusion from that work was that the primary origin of the Kwango diamonds lies upstream of the Cuango-Quissema confluence. In 1961, another investigation of the region between Tembo and Franz-Jozef Falls confirmed the earlier work of 1959: the presence of potholes and gullies with locally important concentrations of diamonds. The difference between the Angolan and DRC diamonds are in their size: in DRC the average is between 10 and 20 stones per carat and in Angola between 1 and 10 stones per carat.

Due to the vast number of diamonds and easy mining conditions encountered in the West Kasai deposits, emphasis on exploitation of diamonds in the DRC has remained focussed on this area, with areas such as those noted along the Kwango River having been subjected only to artisanal mining.

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

– page 47 –

diamonds from recent small scale mining on the property in the range of US$85 to US$110 per carat. The recoveries from both sources are 0.15 to 0.2 carats per 30 kg samples.

Midamines has not maintained precise production records and no other reports are available to give an indication of the size of the diamond resource along the Kwango River. However since the commencement of the project the author is aware that Midamines produced a parcel of diamonds in the order of 2,700 carats in September 2005 which attracted average sales prices of US$115 to $125 when marketed in Antwerp.

Approximately 84% of the diamonds produced by Midamines are gem diamonds and only about 6% classify as industrials and rejects. Of the gem population, a significant 34% classify as sawables, and 60% classify as makables. Typically, diamonds recovered from the Kwango River comprise a well sorted population of stones, with an average size of approximately 0.25 carats per stone.

Geology

The project area lies in the broad valley cut by the Kwango River into the Cretaceous Kwango Formation conglomerates, sandstones and siltstones. These rocks are the equivalent of the diamondiferous Calonda Formation in Angola. The Calonda Formation is considered to be a prime source of the secondary diamond deposits that are mined in recent drainage systems, for example, diamonds being mined at Luzamba and elsewhere along the Cuango and Lui Rivers in Angola, which both lead into the Kwango River to the north.

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

Extensive raised terrace deposits are found adjacent to the modern river system, formed in an earlier geological period when the base level of the river valley was at a higher elevation. The significance of the terrace deposits are that they may be indurated Kwango Formation and therefore present a different metallurgical challenge for their exploitation.

It is apparent that the basal gravel units should be targeted as a potential source of alluvial diamonds. Funnelling of the stream flow prevents the deposition of fine sediments. Under suitable conditions and resistant lithologies, the higher flow rates generated would create potholes, gullies and other irregularities in the bedrock that would act as trapsites for diamonds. Because of their high specific gravity and small size, the diamonds would quickly settle to the bottom and be covered (and consequently protected) by cobbles, pebbles and boulders. This process would continually add diamonds to the same trapsites, thereby enriching the grade of the basal deposits.

Planned Program

A preliminary budget scenario has been compiled for the Kwango River project based on the observations of manufacturing companies including ‘Marine and Mineral Projects' (Pty) Limited and ADP Projects (Pty) Limited, of Cape Town, South Africa, both with extensive experience of operating conditions in Angola and the DRC. The scenario is very preliminary in nature and is intended as a guide for initial

– page 48 –

financial planning. No members of personnel from either of the above companies have visited the project area or examined the project data and no exclusive planning or feasibility study has been undertaken.

A C$ 7.9 million provisional budget for the initial exploration work and bulk sampling program is:

Table 10. Planned Program

Description	Amount
C$
Desk top geological studies, resource delineation, 3D modeling, field vehicles, site	200,000
surveys
Establishment of operational infrastructure	100,000
Purchase of rotary pan plant and X-ray flowsort final recovery unit	1,300,000
Purchase of Earth moving equipment	2,700,000
Logistics, road construction and site infrastructure	2,200,000
Fuel	1,400,000
Total	7,900,000

In late 2006 and early 2007, Rockwell has been advancing the logistical activities for its planned exploration and bulk sampling initiative with Midamines. Rockwell has established a working base in Kinshasa and conducted geophysical and other investigations on site.

One of the 50% shareholders of Midamines has, subsequent to the conclusion of the Midamines Agreement in accordance with a mandate granted by such shareholder, denied the validity of the Midamines Agreement. The remaining 50% shareholder disputes this view and remains committed to the Midamines Agreement. Due to this dispute, Midamines has not afforded Durnpike access to the site, and assistance as regards its proposed operations on the site, in the manner contemplated in the Midamines Agreement. This failure has significantly delayed the Company’s proposed operations on the site, and it is consequently the Company’s position that the required royalty payments have become suspended for the duration of Midamines internal dispute.

Rockwell remains committed to the Kwango River Project and is confident that the ongoing dispute between the shareholders of Midamines will be resolved. Rockwell will obtain formal legal advice from both Belgian and DRC legal counsel as soon as possible as the Midamines Agreement is governed by Belgian law and the obligations under the Midamines Agreement are to be implemented, where required, in accordance with the laws of the DRC. Concurrently, Rockwell will also monitor the resolution of the internal dispute between the Midamines shareholders. If the issue of minimum royalty payments is not settled on or before December 31, 2007, Rockwell will seek formal legal advice and may consider formally terminating the Midamines Agreement.

Ricardo Property, Chile

Rockwell also holds the Ricardo Property, a copper prospect in the Chuquicamata district of Chile. Rockwell is looking for new partners to advance exploration at the Ricardo Property.

– page 49 –

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of Rockwell's financial condition and results of operations for the three years ended May 31, 2007 should be read in conjunction with the Company's consolidated financial statements and related notes included in this Annual Report on Form 20-F. The consolidated financial statements included in this Annual Report on Form 20-F were prepared in accordance with Canadian GAAP. For a reconciliation of the consolidated financial statements to US GAAP, see note 17 to the consolidated financial statements.

Overview

Rockwell is engaged in the business of alluvial diamond production. The Company is focused on acquiring additional operating diamond properties or projects that have near-term potential for alluvial diamond production, as described in detail under ITEM 4B of the Annual Report on Form 20-F

Going Concern

As at May 31, 2007, Rockwell had working capital of $26,742,798 (2006 – working capital deficiency of $889,000) and has incurred operating losses since its inception. Management recognises that Rockwell will need to generate additional financial resources in order to achieve its planned business objectives. Since operations of Rockwell have been primarily funded through funds raised from equity financing, Rockwell’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. While Rockwell is currently in production of its operating properties and has been successful in obtaining its required financing in the past, there is no assurance that sufficient funds from these sources will be enough to support Rockwell’s operations and exploration activities in the future. Furthermore, failure to continue as a going concern would require that Rockwell’s assets and liabilities be restated on a liquidation basis, which may differ significantly from the going concern basis.

Critical Accounting Policies

The Company's significant accounting policies are presented in note 2 of the accompanying audited consolidated financial statements for the year ended May 31, 2007. A reconciliation of material measurement differences between these principles and accounting principles generally accepted in the United States is shown in note 17. The preparation of consolidated financial statements in conformity with Canadian and US generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company evaluates its estimates on an ongoing basis and bases them on various assumptions that are believed to be reasonable under the circumstances. The Company's estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Such estimates and assumptions include the estimation of mineral resources and reserves, the carrying values of mineral properties, the carrying values of property, plant and equipment, the assumptions used in determining the reclamation obligation, and the valuation of stock-based compensation expense.

– page 50 –

A.           Results of Operations

Rockwell's annual and quarterly operating results are primarily affected by the level of operations activity associated with its mineral property interests. Economic factors such as foreign exchange fluctuations, mineral prices and regulatory development may also affect the Company's operating results and the volatility of the trading price of its common stock. To management's knowledge, there are no governmental, economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the Company's operations or investments by the Company's U.S. shareholders. Inflationary factors have not had a material impact on the Company's operating results for fiscal 2007, 2006 or 2005. The Company's results of operations are summarized below:

	As at May 31
Balance Sheets	2007	2006	2005
Current assets	$56,142,572	$256,456	$580,530
Mineral properties	24,121,855	1	46,857
Other assets	49,341,956	32,190	32,190
Total assets	129,606,383	288,647	659,577

Current liabilities	29,399,774	1,146,070	29,976
Other liabilities	28,613,767	–	–
Shareholders’ equity (deficiency)	71,592,842	(857,423)	629,601
Total liabilities and shareholders’ equity	$129,606,383	$288,647	$659,577
	Years ended May 31
Statement of Operations	2007	2006	2005
Revenue	$10,103,328	$–	$–
Mine site operating costs	(8,974,742)	–	–
Amortization and depletion	(2,074,415)	–	–
Operating profit (loss)	(945,829)	–	–
Expenses
Accretion of reclamation obligation	55,471	–	–
Exploration	1,371,351	307,390	920,902
Foreign exchange loss (gain)	(3,580,364)	(46,881)	3,105
Legal, accounting and audit	691,759	175,782	80,078
Office and administration	2,993,453	489,015	285,618
Property Investigations	–	399,006	–
Shareholder communications	200,574	32,130	19,896
Stock-based compensation	79,623	83,516	11,513
Travel and conference	666,194	132,645	30,293
Transfer agent filings	176,530	20,843	22,795
Subtotal	2,654,591	1,593,446	1,374,200
Gain on sale of marketable securities	–	(56,585)	(6,138)
Loss on disposal of equipment	94,621	–	–
Interest income	(372,149)	(2,172)	(17,854)
Interest on capital leases	433,125	–	–
Convertible note accretion and interest expense	2,466,839	–	–
Loss on early extinguishment of convertible promissory notes	137,957	–	–
Write-off of amounts receivable	224,942	–	–
Write-down of marketable securities	1	19,128	135,486
Write-down of mineral property interests	–	46,856	–
	2,985,336	1,600,673	1,485,694
Loss before income taxes	6,585,756	1,600,673	1,485,694
Future income tax recovery	(635,773)	–	–

– page 51 –

Loss before non-controlling interest	5,949,983	1,600,673	1,485,694
Non-controlling interest	415,159	–	–
Loss for the year ended	$6,365,142	$1,600,673	$1,485,694
Basic and diluted loss per common share	$(0.11)	$(0.07)	$(0.06)
Weighted average number of common shares outstanding	55,418,242	23,640,123	23,376,122

Year ended May 31, 2007 (fiscal 2007) versus year ended May 31, 2006 (fiscal 2006)

Production and Sales

A summary of Rockwell’s share of diamond production and sales for fiscal 2007 (during the four month period of February 1 to May 31) is provided in the tables below:

Rockwell’s Share of Production for the four month period in the year ended May 31, 2007
Operation	Production Volume (cubic meters)	Production (carats)	Average grade (carats per 100 cubic meters)
Holpan	487,535	2,850.57	0.58
Klipdam	257,900	1,883.85	0.73
Wouterspan	370,888	2,272.86	0.61
Total	1,116,323	7,007.28	0.63

Rockwell’s Share of Sales and Inventory four month period in the year ended May 31, 2007
Operation	Sales (carats)	Value of Sales (US$)	Value of Sales (C$)	Average dollar value (US$) per carat	Inventory (carats)
Holpan	2,947.27	2,936,597	3,329,223	996.38	405.78
Klipdam	1,762.04	1,388,938	1,588,261	788.26	402.55
Wouterspan	2,435.99	2,859,328	3,200,163	1,173,78	149.53
Total	7,145.30	7,184,863	8,117,647	1,005.53	957.86

Holpan/Klipdam

The Holpan/Klipdam Property consists of the contiguous Holpan 161 farm and Klipdam 157 farm. Production has been accounted for separately because Holpan and Klipdam are separate operating entities. Production from February 1 to May 31 at Holpan at was 2,850.57 carats from 487,535 cubic meters (975,270 tonnes) of gravels and at Klipdam was 1,883.85 carats from 257,900 cubic meters (515,800 tonnes) 4,734.42 from 745,435 cubic meters of gravels (1,490,870 tonnes) at an average cost of $3.00 per tonne.

Wouterspan

At Wouterspan, operations are taking place on two portions of the property called the Farhom and Okapi farms. From February 1 to May 31, 2007, the property produced 2,272.86 carats from 370,888 cubic meters (741,776 tonnes) of gravels at an average cost of $3.00 per tonne.

Bulk Sampling at Makoenskloof

A mining contractor was engaged to conduct bulk sampling on the Makoenskloof property in March and early April. Gravel processed during bulk sampling resulted in the recovery of a parcel of diamonds for evaluation, including a 58 carat white stone that was sold in the Company’s May tender sale for US$27,676 per carat. The revenue for the sale was offset by the contractor cost.

– page 52 –

Financial Summary

The Company had a net loss of $6,365,142 for the year ended May 31, 2007 compared to a net loss of $1,600,673 for the prior year ended May 31, 2006. The increase in net loss during the year is primarily due to expenses related to exploration and acquisition related activities, and interest expense on the Company’s convertible promissory notes, capital leases related to the acquisition of Durnpike and credit facility.

In January 2007, the Company completed all the conditions under the Definitive Agreement to acquire Durnpike. Commencing January 31, 2007 (“Date of Acquisition”), the results of operations from the acquisition of the Company’s rights and/or interest in the following properties have been included in the consolidated statement of operations: Holpan/Klipdam Property in South Africa, Wouterspan Property in South Africa, Galputs in South Africa and Kwango River Project in the DRC.

During the year ended May 31, 2007, the Company realized rough diamond sales of $10.1 million, representing four months of revenue from the Date of Acquisition. This amount is inclusive of contractor income to the value of $1.96 million mine site operating costs were $9.0 million, inclusive of contractor expenses of $1.76 million, and amortization charges were $2,074,415. As this represents the first four months of commercial production, attributable to Rockwell’s account since the Date of Acquisition there were no similar revenues and expenditures in previous periods. February and April had been below average production months. In April, specifically, this was because of all of the public holidays in South Africa, including Easter, and so almost one week’s production was lost. February was also impacted due to the abnormally high rainfall experienced in the area. The average selling price achieved over this period was only $1,005 per carat which is 33% less than the current year to date average selling price of just over $1,500 to the end of August 2007. There were also expenses of around $0.2 million relating to Makoenskloof for which there is no related revenue or stockholding.

Exploration expenses for fiscal 2007 amounted to $1,371,351 compared to $307,390 for fiscal 2006. The increase is mainly due to increased engineering activities (2007 – $217,197, 2006 – $nil), geological activities (2007 – $468,408, 2006 – $6,675), site activities (2007 – $315,182, 2006 – $161,692) and property assessment fees (2007 – $154,587, 2006 – $138,520). A significant portion of the Company’s exploration activities during the year were performed on the Holpan/Klipdam property in South Africa, Kwango River Project in the DRC and the Ricardo property in Chile.

Foreign exchange gain increased to $3,580,365 for the year ended May 31, 2007 compared to a foreign exchange gain of $46,881 for the year ending May 31, 2006 due to a higher amount of South African denominated liabilities and the strengthening of the Canadian dollar.

Administrative costs for the fiscal 2007 increased to $2,993,453 compared to $489,014 incurred in fiscal 2006, primarily due to increased consulting and salary expenses required to support the increase in corporate financing, acquisition, operational management and property investigation activities. Travel and conference expenses increased to $666,194 for the year ended May 31, 2007 compared to $132,647 for the prior year ended May 31, 2006 due to increased travel by the Company’s expanded personnel base and to more properties in South Africa and the DRC. Legal, accounting and audit expenses for fiscal 2007 was $691,759 compared to $175,782 in the prior year. The increase was due to additional legal services and accounting services rendered for the Company’s acquisition activities.

Stock-based compensation amounted to $79,623 for the year ending May 31, 2007 in comparison to $83,516 for the prior year ended May 31, 2006, no additional share options were granted during fiscal 2007.

– page 53 –

Convertible note interest accretion and interest expenses increased to $2,466,839 for fiscal 2007 as a result of the Company’s issuance of the $9.5 million convertible promissory notes, the utilization of a $11m bridging loan and credit facility, the shareholders loans of $1.5 million and US$5 million used to facilitate the acquisition of Saxendrift Mines (Pty) Limited and a $5.5 million 90 day loan agreement with Amarc Resources Ltd.

Related Party Transactions – Fiscal 2007

	As at	As at
Balances payable
	May 31, 2007	May 31, 2006
Hunter Dickinson Inc. (a)	$37,571	$853,733
Plateau Resources (Proprietary) Limited (j)	–	124,737
CEC Engineering Ltd(c)	5,558	–
Euro-American Capital Corporation (b)	2,879
Durnpike shareholder loans (i)	1,503,566	–
Banzi Trade 26 (Pty) Ltd (k)	2,191	–
Jakes Tyres (l)	10,993	–
Cashmere Trading (g)	46,543	–
	$1,609,301	$978,470

Balances receivable

Flawless Diamonds Trading House (h)	781,928	–
AA Van Wyk (m)	57,325	–
	$839,253	$–

	Year ended May 31
Transactions	2007	2006
Services rendered and expenses reimbursed:
Hunter Dickinson Inc. (a)	$1,988,027	$578,134
Euro-American Capital Corporation (b)	18,765	18,630
CEC Engineering Ltd (c)	187,225	–
John Bristow (d)	115,320	–
Jeffrey B Traders CC (e)	141,318	–
Seven Bridges Trading (f)	55,534	–
Plateau Resources (Proprietary) Limited (j)	–	124,737
Cashmere Trading (g)	43,357	–
Banzi Trade 26 (Pty) Ltd (k)	251,942	–
Jakes Tyres (l)	267,361	–
AA Van Wyk (m)	173,977	–

Sales rendered to:
Flawless Diamonds Trading House (h)	$10,085,536	$–

(a)

Hunter Dickinson Inc. (“HDI”) is a private company owned equally by nine public companies, one of which is Rockwell, and has certain directors in common with the Company. HDI provides geological, technical, corporate development, administrative and management services to, and

– page 54 –

incurs third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated January 1, 2001. Exploration advances to and from HDI have arisen in the normal course, due to in-progress and near-term planned exploration work, primarily on the Company’s exploration properties and for other operating expenses. There are no specific terms of repayment.

(b)	Euro-American Capital Corporation is a private company controlled by Rene Carrier, a director of the Company, which provides management services to the Company at market rates for those services.

(c)	CEC Engineering Ltd. is a private company owned by David Copeland, Chairman and a director of the Company, which provides engineering and project management services at market rates.

(d)	The Company paid $115,320 to John Bristow, President, Chief Executive Officer and a director of the Company, for engineering consulting services at market rates.

(e)	Jeffrey B Traders CC is a private company controlled by Jeffrey Brenner, a director of the Company, which provides management and marketing services to the Company at market rates.

(f)

Seven Bridges Trading is a wholly owned subsidiary of Randgold Resources, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides administrative and management services at market rates to the Company’s South African subsidiaries.

(g)	Cashmere Trading is a private company owned by Hennie Van Wyk, an officer of the Company, which provides helicopter services at market rates.

(h)

Flawless Diamonds Trading House (“Flawless”) is a private company of which certain directors and officers of the Company, namely, Messrs. Brenner, Bristow and Van Wyk, are shareholders. Flawless is a registered diamond broker and purchases diamonds from the Company at market prices.

(i)

In conjunction with the Company’s Definitive Agreement to acquire all of the shares and loans in Durnpike Investments (Pty) Limited from eight individuals (the “Vendors”), of which three individuals from the Vendors were appointed to the Company’s Board of Directors (Messr. Brenner, M.Bristow, J.Bristow).

(j)

Plateau Resources (Proprietary) Limited (“Plateau”) is a wholly-owned subsidiary of Anooraq Resources Corporation, a Canadian company which has certain directors in common with the Company. Plateau shares certain premises and other facilities with the Company pursuant to a cost-sharing arrangement with no profit element involved.

(k)

Banzi Trade 26 (Pty) Ltd (“Banzi”) is 50% owned by Hennie Van Wyk Family Trust, 30% by Ronnie Visagie a member of the Van Wyk family and 20% by Bokomoso Trust. Banzi is a private company focused on providing self sustaining programs to local communities. During the year, Banzi provided the Company with building materials amounting to $27,000 at market rates. Rockwell also wrote off an amount receivable from Banzi amounting to $224,942 due to the local development projects not being able to repay these amounts.

(l)	Jakes Tyres is a private company with certain directors and officers in common with the Company, that provides consumable materials at market rates.

(m)	AA Van Wyk is a private company owned by a party related to the directors and officers of the Company, which provides contract mining services at market rates.

– page 55 –

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

The Company recorded a write-down of mineral property interests of $46,856 in fiscal 2006 due to the Company's application for easements on the Company's Minera Ricardo property being denied by the Chilean law courts.

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

– page 56 –

Working Capital

At May 31 2007, the Company had a working capital of $26,742,798 compared to a working capital deficit of $889,614 at May 31, 2006.

As described in Item 1.2.2 Financings on the attached Management Discussion and Analysis for the Year Ended May 31, 2007, the Company arranged various financings including: a $9.5 million private placement of convertible promissory notes, a $21 million private placement equity financing, various loan agreements, a $11 million credit facility, and a $60 million equity financing. Please refer to Item 1.2.2 for the detailed description of each financing activity.

At May 31, 2007, the Company had the following payment commitments relating to the acquisition of Durnpike remaining: (a) Payment of ZAR43 million ($6.5 million) in common shares of the Company to the Vendors and (b) payment of ZAR30 million ($4.5 million) in cash to the Van Wyk Trust.

The Company has the following payment commitments: (a) payment of ZAR19.2 million ($2.88 million) in cash to Folmink Delwery CC (Makoenskloof) for plant and equipment (b) minimum lease payments of ZAR128 million ($19.2 million) in installments up to the year 2010 to various financial institutions for plant and equipment.

Other than described above the Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Financing Activity

$9.5 million private placement of convertible promissory notes

In July 2006, the Company entered into agreements to complete a $9.5 million private placement of subordinated secured convertible promissory notes (the “Notes”). The Notes were to be repaid on or before March 31, 2007 and had similar terms and conditions to the Credit Facility described in note 6 of the attached financial statements for the year ended May 31, 2007, including conversion rights. The Notes were subordinated to the Facility, and were secured by a charge over all of the assets of the Company. As consideration for the Notes, the note holders received 678,572 Common Shares, fair valued at $522,500, of the Company on July 7, 2006 and 1,055,555 common shares, fair valued at $522,500, of the Company on September 30, 2006. The payment on September 30, 2006 was equal to five percent of the outstanding balance owed on the Notes divided by the average closing price of the Company's Common Shares on the TSX Venture Exchange for the five trading days immediately preceding such issue, less a 10% discount.

In November 2006, the Notes, with a face value of $9.5 million, were repaid in full.

$21 million private placement financing

In November 2006, Rockwell completed a private placement of $21 million, consisting of units at $0.50 per unit (the “Offering”).

– page 57 –

Each unit consisted of one Common Share (“Share”) in the capital of the Company and one Share purchase warrant. Each warrant entitles the holder to buy one common share in the capital of the Company at the exercise price of $0.60 during the first year from completion of the financing, or at an exercise price of $0.80 during the second year or at an exercise price of $1.00 during the third year. The third year term of the warrants is conditional upon Rockwell achieving Tier 1 status on the TSX Venture Exchange within the first two years.

Rockwell is using, or has used, the net proceeds from the Offering (a) to acquire the interests and/or rights in the four alluvial diamond properties in South Africa and the DRC, (b) to discharge the convertible promissory notes of $9.5 million, (c) to carry out exploration and development, and (d) for general working capital and corporate development purposes.

Loan Agreements

In January 2007, the Company entered into a $5.5 million 90 day loan agreement (“Loan”) with Amarc Resources Ltd. (“Amarc”), a related company by virtue of common directors and certain shareholders. The Loan bore interest of 5% for the 90 day period. The interest could be payable in the common shares of the Company, at Amarc’s election, based upon the 10 day average closing price of the Company immediately preceding the repayment date, less a 10% discount. In April 2007 the Company issued 497,993 common shares, fair valued at $273,896, of the Company to Amarc as interest payment and repaid the loan of $5.5 million in full.

In conjunction with the Loan, the Company also entered into separate loan agreements with two shareholders (“Holders”). These loan agreements were in the amount of $1.5 million and US$5 million, and were used to enable the Company to establish a letter of credit to facilitate the acquisition of Saxendrift Mines (Pty) Limited (“Saxendrift”). If the Company was unable to complete the acquisition of Saxendrift within 180 days, the funds would be fully refunded. In the event that the Company conducts a private placement of equity securities before October 31, 2007, the two shareholders would have the option to participate in the private placement on the same terms as the other participants.

The loan agreements of $1.5 million and US$5 million were repaid in full by the Company in May 2007.

Financing to raise up to $60 million

In April 2007, the Company announced a private placement whereby the Company will issue up to 115.4 million units at a price of $0.52 per unit for aggregate proceeds of up to $60 million, comprised of approximately $50 million to be issued to investors under the brokered offering and $10 million to be issued in the non-brokered offering.

Each unit is comprised of one common share and one share purchase warrant exercisable at $0.70 for a 24 month period from completion. Units issued under the brokered offering are being offered by a syndicate of agents. Closing of the offering occurred on May 9, 2007.

The net proceeds from the offerings will be used to fund Rockwell’s acquisition of the MORO from Trans Hex, expand production capacity at its Wouterspan operation across the river from the MORO, implement improvements at its other operations, and for general corporate purposes.

$11 million credit facility

On August 21, 2006, the Company reached an agreement with Quest Capital Corp. (“Quest”) for a $6 million credit facility (the “Facility”). The Facility was to be paid out of the proceeds of any future debt

– page 58 –

or equity financing or disposition of any of the assets of the Company, other than in the ordinary course of business, and bore interest from March 1, 2007 at the rate of 18% per annum, calculated daily and compounded monthly, payable on the last business day of each month. The Facility, if not earlier converted, was to be repaid on or before May 31, 2007. The Facility was secured by a first charge over all of the assets of the Company. In consideration for the Facility, the Company issued to Quest 385,714 Common Shares of the Company on August 31, 2006, and 490,909 common shares of the Company on November 28, 2006, each fair valued at $297,000. The Facility could be repaid at any time, without penalty. Quest had the right to convert the facility to common shares if the Company completed an equity financing for $5 million or greater, at the greater of the price at which the financing is conducted (less a 3% discount), subject to a minimum conversion price of $0.65 per share.

On September 1, 2006, the Company borrowed $6 million under the Facility to facilitate the funding of Durnpike’s obligations in connection with the acquisition of 51% of the outstanding shares of Klipdam Diamond Mining Company Limited and HC Van Wyk Diamonds (Proprietary) Limited.

In January 2007, the Company renewed and extended the Facility (“Revised Facility”) to $11 million. Under the Revised Facility, Quest had the right to convert the facility to Common Shares if the Company completed an equity financing for $5 million or greater, at the greater of the price at which the financing is conducted (less a 3% discount), subject to a minimum conversion price of $0.60 per share.

The Revised Facility, if not earlier converted, was to be repaid on or before December 21, 2007, and bore interest from March 21, 2007 at a rate of 19% per annum payable as follows: (a) on March 21, 2007, by the issuance 1,062,939 Common Shares of the Company at an issue price of $0.4986 per share to pay the first three months of interest of $529,981; (b) on June 21, 2007, by the issuance of such number of Common Shares of the Company at a price equal to the five day average closing price of the Company prior to June 21, 2007, less a 10% discount for the second three months of interest; and (c) to December 21, 2007, the Company shall pay interest, in arrears, on the last business day of each month. The Company issued to Quest 1,062,939 Common Shares, fair valued at $588,688, of the Company on March 21, 2007 and the Revised Facility of $11 million was repaid in full in May 2007 without incurring any penalties.

Financial Instruments

Rockwell financed its activities from fiscal 2000 through fiscal 2007 primarily through the issuance of equity shares by way of private placement. Rockwell keeps its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals.

C.           Research and Development, Patents and License, etc.

Not applicable.

D.           Trend Information

The rough diamond market showed steady growth in demand in 2005. Prices for polished stones increased, including large stones (>2 carats with better colour and quality) and smaller diamond segments.

– page 59 –

In 2006, diamond prices increased 4-5% in the first three quarters, but softened in the latter part of the year as a consequence of increased debt levels in manufacturing centers and high energy prices, depressing discretionary spending in key markets such as the United States of America. Prices of larger solid diamonds continued to show solid gains on a year-over-year basis.

During 2007 the international diamond market showed continued strong demand and concomitant increases in diamond prices. Worldwide diamond supply showed a flat or downward trend in terms of carats. As a consequence of demand effectively starting to outstrip supply, prices of rough goods greater than 2carats in size showed strong increases in the first part of the year which was also reflected in polished prices for large goods. For example round polished diamonds, 4 carats and 5 carats in size, and representing about 1% of the market by value, continue to post solid price gains, year-over-year.

The continued price appreciation of large stones is significant in respect to the production mix from the projects being acquired by Rockwell in the Kimberley area of South Africa, which comprises a significant component of large (greater than 2 carats, including 10 carat) stones. Demand for large high quality diamonds such as those produced by Rockwell remains particularly strong and for the first 6 months of 2007 the Company has achieved an average price of US$1500 per carat.

Interestingly there has also been appreciation in the price of small diamonds typically referred to as Indian goods. This reflects growing shortages in these qualities and sizes due to declining world production as long standing mines in Russia, South Africa and West Australia reach the end of their lives and either have to go underground with reduced production, or close down as has been in the case for the Kimberley (South Africa) underground mines.

Rockwell is confident that given the growing world wide shortage in diamonds, particularly in large diamonds (+2 carats), that it will continue to benefit from price appreciation in the large and high value goods that it produces from its alluvial mining operations in South Africa.

Overall, copper prices have been increasing since late 2003, averaging US$3.03/lb in 2006. Prices dropped slightly in early 2007, but have increased again since mid February. The average price in 2007 to the end of October was approximately US$3.24/lb.

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

– page 60 –

F.           Tabular Disclosure of Contractual Obligations

As at May 31, 2007, Rockwell had the following types of contractual obligations: capital lease obligations, purchase obligations, or any other long term liabilities required to be reflected on its balance sheet under Cdn GAAP.

Payment due by period
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Capital (Finance) Lease Obligations	$ 17.1m	$ 7.8m	$ 9.3m	–	–
Purchase Obligations	9.4m	9.4m	–	–	–
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	–	–	–	–	–
Total	$ 26.5m	$ 17.2m	$ 9.3m	–	–

G.           Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and F above.

– page 61 –

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Name, Position and Place of Residence	Position	Period a Director of the Issuer
David Copeland Vancouver, Canada	Chairman and Director	since September 2006
	President, Chief Executive Officer and Director	since August 2006
John Bristow Pretoria, South Africa
	Chief Financial Officer and Director	since September 2007
Dominique de la Roche Pretoria, South Africa
Patrick Bartlett Moreleta Park, South Africa	Director	since September 2007
Mark Bristow Bryanston, South Africa	Director	since December 2006
Rene G. Carrier North Vancouver, Canada	Director	since April 1993
Scott D. Cousens Vancouver, Canada	Director	since November 2000
Douglas B. Silver Englewood, United States of America	Director	since March 1998

Principal Occupation of Current Management of Rockwell

DAVID COPELAND, P.Eng. – Chairman and Director

David Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of companies for which Hunter Dickinson Inc. provides services. He is also a director of Hunter Dickinson Inc.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Continental Minerals Corporation	Director	November 1995	Present

– page 62 –

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	February 1994	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director	September 2006	Present
	Chief Executive Officer	September 2006	September 2007
	Chairman	September 2007	Present
Taseko Mines Limited	Director	March 1994	Present

DR. JOHN BRISTOW – President, Chief Executive Officer, Chief Operating Officer and Director

John Bristow holds a PhD degree in geology from the University of Cape Town and has over 30 years experience in the diamond business, encompassing the exploration, evaluation, and mining of kimberlite and alluvial diamond deposits in Africa and internationally. His career began with De Beers in 1983 in Kimberley and moved to Johannesburg in 1990 where he was Manager of the Anglo American Research Laboratories, prior to establishing an independent international diamond consultancy in 1994.

He was employed by the Anglo American and De Beers Group of companies for 12 years from 1983 – 1994. He served as Head of International Research with De Beers in Kimberley (South Africa), and was subsequently Head of the Geology Laboratory at the Anglo American Research Laboratories in Johannesburg. Thereafter he moved to the New Projects Division of the Anglo American Research Laboratories.

In 1994 John started an international diamond consultancy, and helped establish the Minerals and Energy Policy (MEPC) Johannesburg. This non-Governmental Organization (NGO) was created to build capacity in minerals and mining skills amongst previously disadvantaged role players. In 1996 he raised Cdn$3 million for the MEPC minerals and mining capacity building program.

During 1996 – 1997 he served as technical director to Moonstone Diamonds (an Australian junior), and from 1996 - 1998 was diamond analyst for financial securities company Huysamer Stals - ABN – Amro.

In 1998 John played a key role in creating and listing successful alluvial diamond producer Gem Diamond Mining Corporation on the Johannesburg Stock Exchange, in which Tokyo Sexwale’s Mvelaphanda Diamonds subsequently acquired an interest. Gem Diamonds Saxendrift mining operation consistently produced amongst the worlds highest value alluvial diamonds, and was merged with the

Trans Hex Group in 2000.

From 2002 he was a Director and CEO of Kalahari Diamonds Limited and its subsidiary Sekaka Diamonds (Pty) Limited in Botswana until Kalahari was merged with Petra Diamonds in late 2005.

He has provided consulting and contracting services to the local and international minerals industry, specializing in diamonds, and has considerable local (Southern African and African) and international experience in the exploration, prospecting, evaluation and mining of kimberlites, and land and marine alluvial diamond deposits. He has wide ranging management and corporate experience, and has been active in Black Empowerment business ventures in South Africa.

– page 63 –

Most recently he was CEO of Kalahari Diamonds plc in Botswana, which successfully merged with Petra Diamonds in 2005. Dr. Bristow is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Oropa Limited	Director	December 2000	April 2004
Rockwell Diamonds Inc.	Director	August 2006	Present
	President	August 2006	Present
	Chief Operating Officer	August 2006	September 2007
	Chief Executive Officer	September 2007	Present

DOMINIQUE DE LA ROCHE – Chief Financial Officer and Director

Dominique de la Roche is a Chartered Accountant with an Honours Degree in Accounting Sciences from the University of South Africa (UNISA), and a Higher Diploma in Tax from UNISA. He completed his articles at Price Waterhouse, and subsequently worked for Vaal Reefs Exploration & Mining Company (Anglo American), Standard Corporate and Merchant Bank in Johannesburg, and BCL (Ltd) in Botswana and was Financial Director at Kairos Industrial Holdings/Witbank Brickworks.

Mr. de la Roche has extensive operational experience in the senior and junior mining sectors, finance and corporate environments, as well as expertise in the South African mining taxation regime. He has gained past working experience in mining activities and legislative environments within different southern African countries.

Mr. de la Roche replaced Jeffrey Mason as CFO and joined the Board of Directors effective September 26, 2007. Mr. de la Roche is not a director of any other public company.

Company	Positions Held	From	To
Rockwell Diamonds Inc.	Chief Financial Officer	May 2007	Present
	Director	September 2007	Present
Kairos Industrial Holdings Ltd.	Director	December 2005	November 2006

DR. PATRICK BARTLETT – Director

Dr. Bartlett, a geologist and mining engineer with extensive experience in exploration evaluation and mining of alluvial diamond and kimberlite deposits, joined the Board of Directors as an Independent Director on September 26, 2007.

Patrick Bartlett holds a BSc Honours degree from Rhodes University, and MSc in Minerals Exploration from London University, a BA in Economics and Communications from the University of South Africa, and a PhD in Mining Engineering from the University of Pretoria. He worked for De Beers for some 38 years and during that time gained experience in the evaluation and development of West Coast alluvial diamond deposits, undertook feasibility work of the Jwaneng mine in Botswana and other diamond mines, was the mine geologist of the Kimberley Central Mines, and later was the Chief geologist of the Cullinan diamond mine.

– page 64 –

Mr. Bartlett has extensive experience in grade control, size frequency analysis and mineral resource management, and processing and recovery methods as applied to diamond deposits. He is an internationally recognized expert on block cave mining methods and since his retirement from De Beers in 2003, he has consulted to many of the world leading diamond and base metal mining companies.

Mr. Bartlett is a director of Rockwell Diamonds Inc. since September 2007. He has not been an officer or director of any other public companies in the past five years.

DR. MARK BRISTOW– Director

Dr. Mark Bristow was appointed to the Rockwell Diamonds Inc. Board of Directors in December 2006. Dr. Bristow comes to Rockwell with 20 years experience in exploration, development, project and corporate finance and management in the mining sector in Africa.

From 1992 to 1995, Dr. Bristow had executive responsibility for the exploration and new business activities of Randgold & Exploration. In August 1995 he was appointed Managing Director and subsequently, in October 1995, CEO of Randgold Resources, which he helped establish as Randgold & Exploration’s international mining and exploration subsidiary and subsequently built it into an independent, public gold mining and exploration company which is listed on the London Stock Exchange as well as NASDAQ in New York. He has held director positions on the boards of: Harmony Gold Mining Company Limited; Durban Roodepoort Deep, Limited; Blyvooruitzicht Gold Mining Company Limited; Buffelsfontein Gold Mines Limited; and The Grootvlei Proprietary Mines Limited and until recently AFPLATS Plc., the AIM listed, junior Platinum company. Besides his affiliation with Randgold, Dr. Bristow was the Chairman of SOMISY (Syama) until that company was sold to Resolute in 2004. He is currently the Chairman of the SOMILO Board of Directors (Loulo Gold Mining Company), a non-executive Director of Morila Limited and a member of the President of Senegal’s Economic Advisory Committee as well as the President of Mali’s advisory council. He is also a fellow of the Geological Society of South Africa and he holds a PhD in geology from Natal University.

Dr. Bristow has been CEO of Randgold Resources, a publicly-traded company since it was incorporated in 1995. He currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Midway Resources Int’l.	Director	November 2005	Present
Randgold Resources Limited	CEO and Director	August 1995	Present
Rockwell Diamonds Inc.	Director	December 2006	Present

RENE CARRIER – Director

Rene Carrier is a past Vice-President of Pacific International Securities Inc. where he worked for ten years, until 1991. Since that time he has been President of Euro-American Capital Corporation, a private company which specializes in restructuring, administration, and raising venture capital funds for junior companies.

– page 65 –

Mr. Carrier currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Acrex Ventures Ltd.	Director	September 2000	September 2003
Chartwell Technology Inc.	Director	June 1991	April 2007
Continental Minerals Corporation	Director	February 2001	Present
International Royalty Corporation	Lead Director	June 2003	Present
Quartz Mountain Resources Ltd.	Director	January 2000	Present
	President	June 2005	Present
Rockwell Diamonds Inc.	Director	April 1993	Present

SCOTT COUSENS – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	Present
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director	November 2000	Present
Taseko Mines Limited	Director	October 1992	Present

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

Mr. Silver has been a director of Rockwell since March 1998 and is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Rockwell Diamonds Inc.	Director	March 1998	Present

– page 66 –

Company	Positions Held	From	To
International Royalty Corporation	Chairman and CEO	February 2005	Present
Mirasol Resources Ltd	Director	February 2005	Present

B.           Compensation

During Rockwell’s financial year ended May 31, 2007 the aggregate direct remuneration paid or payable to Rockwell’s directors and senior officers by Rockwell and its subsidiaries, all of whose financial statements are consolidated with those of Rockwell, was C$705,004. This figure includes any portion of remuneration received by the named person as an officer or employee of HDI that is attributable to Rockwell’s affairs.

David Copeland, Chairman and former Chief Executive Officer, John Bristow, President, Chief Executive Officer and Chief Operating Officer, Ronald W. Thiessen, former Chairman, President and Chief Executive Officer, Jeffrey Brenner, Marketing and Sales Manager, Jeffrey R. Mason, former Chief Financial Officer, and Dominique de la Roche, Chief Financial Officer, are each a Named Executive Officer of Rockwell for the purposes of the following disclosure.

The compensation paid to the Named Executive Officers during the Company's three most recently completed financial years is as set out below:

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other (C$)
					Awards		Payouts
		Salary (C$)	Bonus (C$)	Other Annual Compensation (C$)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions (C$)	LTIP Payouts (C$)
John Bristow (1) Director, President and Chief Executive Officer, Chief Operating Officer	2007 2006 2005	169,244 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
David Copeland (1) Director, Chairman and former Chairman and Chief Executive Officer	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	187,225 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Ronald W. Thiessen (1) former Director, Chairman, President and Chief Executive Officer	2007 2006 2005	47,633 29,016 10,834	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey Brenner (1) Marketing and Sales Manager, and former Director	2007 2006 2005	140,310 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Dominique de la Roche (1)(2) Director and Chief Financial Officer	2007 2006 2005	70,105 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason (1)(2) former Director and Chief Financial Officer	2007 2006 2005	28,940 18,769 8,418	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

– page 67 –

Notes:

1.

Effective September 26, 2007 Mr. Thiessen resigned as Director and Chairman, Mr. Mason resigned as Director, Mr. Brenner resigned as Director, Mr. de la Roche was appointed as a Director, Mr. Copeland resigned as Chief Executive Officer and was appointed as Chairman, and Mr. Bristow was appointed as Chief Executive Officer.

2.	Effective May 2007 Mr. Mason retired as Chief Financial Officer and Mr. de la Roche was appointed as Chief Financial Officer.

No share options were granted to the Named Executive Officers during the year ended May 31, 2007. No share options were exercised by the Named Executive Officers during the year ended May 31, 2007. The value of outstanding options held by the Named Executive Officers at May 31, 2007, was nil.

The share options granted to the Named Executive Officers subsequent to May 31, 2007 were as follows:

NAMED EXECUTIVE OFFICERS Name	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
John Bristow	600,000	$0.62	$0.62	September 24, 2012
David Copeland	500,000	$0.62	$0.62	September 24, 2012
Dominique de la Roche	300,000	$0.68	$0.68	July 10, 2010
Ronald W. Thiessen	450,000	$0.62	$0.62	September 24, 2012
Jeffrey Brenner	350,000	$0.62	$0.62	September 24, 2012
Jeffrey R. Mason	400,000	$0.62	$0.62	September 24, 2012
Hennie Van Wyk	300,000	$0.62	$0.62	September 24, 2012

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between the Company and any Named Executive Officer, except for an agreement with Mr. Dominique de la Roche dated November 22, 2006. Mr. de la Roche’s employment commenced effective January 1st , 2007 an under his agreement he is required to work full time for the Company and is eligible to receive stock options and a performance based bonus at the discretion of the Compensation Committee and the Board of Directors and other standard benefits made available by the Company. Please see “Compensation of Executive Officers”.

There are no compensatory plan(s) or arrangement(s), with respect to the Named Executive Officer’s resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of a Named Executive Officer’s Responsibilities following a change in control.

– page 68 –

Compensation of Directors

Directors who are executive officers, employees or consultants of the Company are compensated in those capacities and do not receive any additional fees.

Independent directors of the Company were paid an annual director’s fee of $7,200 based on market rates.

No options to purchase common shares under the Option Plan of the Company were granted to directors during the year. Subsequent to May 31, 2007, the following options were granted to directors:

Name of Director	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
D. Mark Bristow	450,000	$0.62	$0.62	September 24, 2012
John Bristow	600,000	$0.62	$0.62	September 24, 2012
Rene Carrier	300,000	$0.62	$0.62	September 24, 2012
David Copeland	500,000	$0.62	$0.62	September 24, 2012
Scott Cousens	450,000	$0.62	$0.62	September 24, 2012
Dominique de la Roche	300,000	$0.68	$0.68	July 10, 2010
Douglas Silver	300,000	$0.62	$0.62	September 24, 2012

Securities Held By Insiders

As at November 28, 2007 the directors and officers of Rockwell and their affiliates held as a group, directly and indirectly, own or control an aggregate of 6,349,668 common shares of the Company (3.3%), or 12,345,668 common shares on a fully diluted basis (6.5%) To the knowledge of the directors and officers of the Company, as at such date, there were no persons holding more than 10% of the issued common shares. The value of outstanding options held by the Named Executive Officers at May 31, 2007, was nil.

C.           Board Practices

All directors were elected at the annual general meeting held in November 2007, and have a term of office expiring at the next annual general meeting of Rockwell expected to be held in November 2008. The period during which each director has served as a director is disclosed in Item 6(A) herein. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

There are no contracts or arrangements under which directors are compensated or provided benefits upon termination of employment.

The following committees have been established by the members of Rockwell’s board of directors. The mandate of each committee is included in the Company’s corporate governance manual and can be viewed on the Company’s website (www.rockwelldiamonds.com):

– page 69 –

Committee	Membership
Audit Committee	Rene Carrier Douglas Silver Patrick Bartlett
Nominating and Governance Committee	Rene Carrier Pat Bartlett Scott Cousens
Compensation Committee	Mark Bristow David Copeland Pat Bartlett Scott Cousens
Technical Committee	Mark Bristow Pat Bartlett David Copeland

Messrs. Rene G. Carrier, Douglas Silver and Patrick Bartlett are members of Rockwell's audit committee. The audit committee is selected annually by the directors of Rockwell at the first meeting of the Board held after Rockwell's annual general meeting. Its primary function is to review the financial statements of the Company before they are submitted to the Board for approval and the audit committee is also available to assist the Board if required with matters relating to the appointment of Rockwell's auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.

D.           Employees

At November 30, 2007, Rockwell has 697 direct employees. The Company's administrative and operational functions are primarily administered in South Africa (see Item 7B).

E.           Share Ownership

Security holdings of the Company's directors and senior management (as at November 28, 2007), as disclosed on www.sedi.ca.

Name of Insider (1)	Shares Beneficially Owned or Controlled (2)	As a percentage of outstanding shares
D. Mark Bristow	2,804,000 shares	1.5%
John W. Bristow	600,000 shares	0.3%
Rene G. Carrier	608,359 shares (3)	0.3%
David Copeland	1,916,373 shares	1.0%
Scott D. Cousens	4,669,436 shares	2.5%
Dominique de la Roche	300,000 shares	0.2%
Gordon Fretwell	1,147,500 shares	0.6%
Douglas B. Silver	300,000 shares	0.2%
Patrick Bartlett	Nil	Nil

Notes:

(1)

The information as to principal occupation, business or employment and Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

– page 70 –

(2)	The number of Shares beneficially owned by the above nominees for directors, directly or indirectly, is based on information furnished by the Company and by the nominees themselves.

(3)	Certain of these shares are held by Euro American Capital Corporation, a private company that is wholly owned by Mr. Carrier.

At the Company's Annual and Extraordinary General Meeting held in November 2007, shareholders of the Company approved a Share Incentive Plan ("2007 Plan") in accordance with the policies of the TSX Venture Exchange. Under the 2007 Plan, a maximum of 10% of the issued and outstanding shares of the Company at the time an option is granted, less the number of shares reserved for issuance in the 2007 Plan, are reserved for issuance as options to be granted at the discretion of the Company's board of directors to eligible optionees under the 2007 Plan. The exercise price of each option normally equals or exceeds the market price of the Company's shares as calculated on the date of grant. Options granted are for a term of no greater than five years.

Incentive stock options may be issued to directors, officers, employees or consultants of the Company at the discretion of the board of directors, subject to an aggregate maximum of 10% of the issued capital of the Company.

At November 28, 2007, an aggregate of 7,645,000 common shares have been reserved for issuance pursuant to the 2007 Plan:

		Exercise
	Expiry date	price	Number	Number

Share purchase options	February 29, 2008	$ 0.42	175,000
	March 28, 2008	$ 0.50	150,000
	July 10, 2010	$ 0.68	300,000
	September 24, 2012	$ 0.62	5,905,500
	November 14, 2012	$ 0.63	1,114,500	7,645,000

– page 71 –

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

Rockwell's securities are recorded on the books of its transfer agent in registered form. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and the Company does not have knowledge or access to information about of the beneficial owners thereof. To the best of its knowledge, the Company is not directly or indirectly owned or controlled by a corporation or foreign government. As of November 28, 2007, Rockwell had authorized an unlimited number of common shares without par value of which 189,997,099 were issued and outstanding.

"Beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to have beneficial ownership of any securities that such person has a right to acquire within 60 days of November 28, 2007 through the exercise of any option or warrant. Any security that any person has the right to acquire within 60 days is deemed outstanding for the purpose of calculating the ownership of such person, but is not deemed to be outstanding for the purpose of calculating the ownership percentage of any other person.

As of November 28, 2007, other than the security holdings of directors and senior management disclosed in Item 6.E., the only registered holders of 5% or more of the common shares of the Company are as follows:

Shareholder Name and Address (1)	Number of Shares Held	Percentage of Issued Common Shares
The Canadian Depository for Securities Limited ("CDS") 25 The Esplanade PO Box 1038 Stn A Toronto, ON M5W 1G5	160,151,285	84.3%
Fortis Global Custody Services Amsterdam, Netherlands	9,400,000	5.0%

(1)	The above information was supplied to the Company by the shareholders and from the insider reports available at www.sedi.ca.

As of November 28, 2007, directors and officers of Rockwell in total (8 persons) own or control an aggregate of 6,349,668 common shares of the Company (3.3%), or 12,345,668 common shares on a fully diluted basis (6.5%) . These directors or officers do not have any different voting rights with respect to the common shares held by them. Under the British Columbia Securities Act, insiders (generally officers, directors, holders of 10% or more of the Company's shares) are required to file insider reports of changes in their ownership in the first 10 days following a trade in Rockwell's securities. Under British Columbia securities laws, insider trading information is available at www.sedi.ca

– page 72 –

As at November 28, 2007, to the best of the Company's knowledge, the following is the geographic distribution of shareholders. Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

			Percentage
	Number of registered	Number of common	of total
Location	shareholders	shares held	shares
Canada	34	167,213,710	88.0%
United States	20	9,071,269	4.8%
Other countries	138	13,712,120	7.2%
Total	192	189,997,099	100%

To management's knowledge, there are no arrangements the operation of which may at a subsequent date result in a change of control of Rockwell. The purchase of Durnpike and its related southern African operating properties is expected to cause significant dilution, but a change of control resulting from this purchase is not anticipated.

B.           Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect Rockwell or its predecessors during the fiscal year ended May 31, 2007 except as follows:

(a)	Arrangements with Hunter Dickinson Inc.

The Company is party to the geological and administrative services agreement with HDI dated for reference January 1, 2001, as described under Item 4.B of this Annual Report.

During the fiscal year ended May 31, 2007, the Company paid $1,988,027 (May 31, 2006 – $578,134) for such services and cost reimbursements.

(b)	Gordon J. Fretwell Law Corporation

Gordon J. Fretwell Law Corporation is a private company controlled by an officer of the Company, Gordon Fretwell, which provides legal services to the Company.

(c)	Euro-American Capital Corporation

Euro-American Capital Corporation is a private company controlled by a director, Rene Carrier, that provides management services to the Company During the year ended May 31, 2006, the Company paid $18,765 (May 31, 2005 – $18,630) for such services.

(d)	CEC Engineering Ltd.

CEC Engineering Ltd. is a private company owned by David Copeland, Chairman and a director of the Company, which provides engineering and project management services at market rates.

– page 73 –

(e)	J Bristow Engineering and Consulting Services

The Company paid $115,320 to John Bristow, President, Chief Executive Officer and a director of the Company, for engineering consulting services at market rates.

(f)	Jeffrey B Traders CC

Jeffrey B Traders CC is a private company controlled by Jeffrey Brenner, a director of the Company, which provides management and marketing services to the Company at market rates.

(g)	Seven Bridges Trading

Seven Bridges Trading is a wholly owned subsidiary of Randgold Resources, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides administrative and management services at market rates to the Company’s South African subsidiaries.

(h)	Cashmere Trading

Cashmere Trading is a private company owned by Hennie Van Wyk, an officer of the Company, which provides helicopter services at market rates.

(i)	Flawless Diamonds Trading House

Flawless Diamonds Trading House is a private company of which certain directors and officers of the Company, namely, Messrs. Brenner, Bristow and Van Wyk, are shareholders. Flawless is a registered diamond broker and purchases diamonds from the Company at market prices.

(j)	Arrangement with Durnpike Investments (Pty) Limited

In conjunction with the Company’s Definitive Agreement to acquire all of the shares and loans in Durnpike Investments (Pty) Limited from eight individuals (the “Vendors”), of which three individuals from the Vendors were appointed to the Company’s Board of Directors (Messr. Brenner, M.Bristow, J.Bristow).

(k)	Plateau Resources (Proprietary) Limited

Plateau Resources (Proprietary) Limited is a wholly-owned subsidiary of Anooraq Resources Corporation, a Canadian company which has certain directors in common with the Company. Plateau shares certain premises and other facilities with the Company pursuant to a cost-sharing arrangement with no profit element involved.

(l)	Banzi Trade 26 (Pty) Ltd

Banzi Trade 26 (Pty) Ltd is 50% owned by Hennie Van Wyk Family Trust, 30% by Ronnie Visagie a member of the Van Wyk family and 20% by Bokomoso Trust. Banzi is a private company focused on providing self sustaining programs to local communities. During the year, Banzi provided the Company with building materials amounting to $27,000 at market rates. Rockwell also wrote off an amount receivable from Banzi amounting to $224,942 due to the local development projects not being able to repay these amounts.

– page 74 –

(m)	Jakes Tyres

Jakes Tyres is a private company with certain directors and officers in common with the Company, that provides consumable materials at market rates.

(n)	AA Van Wyk

AA Van Wyk is a private company owned by a party related to the directors and officers of the Company, which provides contract mining services at market rates.

C.           Interest of Experts and Council

Not Applicable.

– page 75 –

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

There have been no significant changes to the accompanying consolidated financial statements since May 31, 2007. On January 31, 2007, the Company acquired 100% of Durnpike which had acquired 51% of Klipdam/Holpan (see Item 4), and consequently commenced consolidating the balance sheets and income statements of Durnpike at that date.

– page 76 –

ITEM 9.           THE OFFER AND LISTING

A.           Offer and Listing Details

Trading Markets

	TSX Venture Exchange		OTC Bulletin Board
	Symbol=RCW		Symbol=RCKVF
	Canadian Dollars		U.S. Dollars
	High	Low	High	Low
Five most recent financial years
Fiscal 2003	$0.88	$0.08	$0.56	$0.04
Fiscal 2004	$1.28	$0.16	$1.00	$0.24
Fiscal 2005	$0.68	$0.28	$0.52	$0.20
Fiscal 2006	$0.70	$0.28	$0.13	$0.05
Fiscal 2007	$0.85	$0.38	$0.80	$0.25

Two most recent financial years by quarter
Fiscal 2006
Quarter ended August 31, 2005	$0.44	$0.28	$0.37	$0.24
Quarter ended November 30, 2005	$0.52	$0.28	$0.42	$0.22
Quarter ended February 28, 2006	$0.55	$0.28	$0.56	$0.23
Quarter ended May 31, 2006	$0.70	$0.55	$0.64	$0.40
Fiscal 2007
Quarter ended August 31, 2006	$0.85	$0.50	$1.98	$050
Quarter ended November 30, 2006	$0.71	$038	$0.70	$0.25
Quarter ended February 28, 2007	$0.70	$0.49	$0.58	$0.40
Quarter ended May 31, 2007	$0.78	$0.50	$0.70	$0.42

Latest six months
June 2007	$0.70	$0.60	$0.66	$0.57
July 2007	$0.80	$0.68	$0.75	$0.59
August 2007	$0.75	$0.62	$0.72	$0.60
September 2007	$0.71	$0.58	$0.65	$0.55
October 2007	$0.70	$0.61	$0.74	$0.60
November 2007	$0.70	$0.55	$0.73	$0.55

The transfer of the Company's common shares is managed by its transfer agent, Computershare Trust Company of Canada of Vancouver.

– page 77 –

B.           Plan of Distribution

Not applicable.

C.           Markets

The shares of Rockwell trade in Canada on the TSX Venture Exchange ("TSX Venture"), in South Africa on the Johannesburg Stock Exchange (“JSE”) from November 28, 2007 and are quoted on the National Association of Securities Dealers OTC Bulletin Board ("OTCBB").

D.           Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

– page 78 –

ITEM 10.           ADDITIONAL INFORMATION

A.           Share Capital

Not applicable.

B.           Notice of Articles and Articles

Copies of Rockwell's memorandum and articles of incorporation, as registered with the British Columbia Registrar of Companies under Corporation No. 354545, were filed with the Company's initial registration statement on Form 20-F filed in 2000. The Business Corporations Act (British Columbia) (the "BCA") came into force on March 29, 2004. As a result, the Company Act (British Columbia) was repealed, and the Company became a "pre-existing company" subject to the provisions of the BCA. Every pre-existing company is required under the BCA to file a Transition Application containing a notice of articles with the British Columbia Registrar of Companies, as a result of which the notice of articles supersedes and replaces the company's memorandum. The Company has caused a Transition Application to be filed with the British Columbia Registrar of Companies, and its notice of articles and the related articles are being filed as exhibits to this Annual Report.

A discussion of the notice of articles and articles of Rockwell follows:

Objects and Purposes

Rockwell's Notice of Articles do not specify objects or purposes. Under British Columbia law, a British Columbia corporation has all the legal powers of a natural person; however corporations may not undertake certain limited business activities such as operating as a trust company or railroad without alterations to its form of articles and specific government consent.

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

Directors must be of the age of majority (18), and meet eligibility criteria including not being mentally infirm, an undischarged bankrupt, no fraud related convictions in the previous five years and a majority of

– page 79 –

directors must be ordinarily resident in Canada. There is no mandatory retirement age either under Rockwell's articles or under the BCA.

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

– page 80 –

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

– page 81 –

Pre-emptive Rights

There are no pre-emptive rights applicable to Rockwell which provide a right to any person to participate in offerings of Rockwell's securities

Liquidation

All common shares of Rockwell participate ratably in any available assets in the event of a winding up or other liquidation.

No Limitation on Foreign Ownership

There are no limitations under Rockwell's Articles or in the BCA on the right of persons who are not citizens of Canada to hold or vote common shares. (See also "Exchange Controls" – below.)

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

C.           Material Contracts

Rockwell's material contracts are included in the exhibits list in item 19.

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

– page 82 –

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

– page 83 –

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

– page 84 –

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

United States Tax Consequences

United States Federal Income Tax Consequences

The following is, in the opinion of Rockwell after consultation with its professional advisors, a discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Rockwell. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences, (see "Taxation – Canadian Federal Income Tax Consequences" above). Accordingly, holders and prospective holders of common shares of Rockwell are urged to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Rockwell, based upon their individual circumstances.

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

– page 85 –

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

– page 86 –

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

– page 87 –

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

– page 88 –

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

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which Rockwell is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a "timely" QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, Rockwell qualified as a PFIC in a prior year during the U.S. Holder's holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Rockwell is a controlled foreign corporation, the U.S. Holder's pro rata share of Rockwell's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Rockwell's first tax year in which Rockwell qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an "Electing U.S. Holder." A U.S. Holder who holds common shares at any time during a year of Rockwell in which Rockwell is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a "Non-Electing U.S. Holder". An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Company common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Rockwell's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as "personal interest" that is not deductible.

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

– page 89 –

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

– page 90 –

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

– page 91 –

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

I.           Subsidiary Information

The corporate structure is presented in Item 4.C of this Form 20-F.

– page 92 –

ITEM 11.           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)           Transaction Risk and Currency Risk Management

The Company's operations do not employ financial instruments or derivatives that are market sensitive and the Company does not have financial market risks.

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

(d)           Commodity Price Risk

While the value of the Company's mineral properties can always be said to relate to the price of the commodity and the outlook for same, the Company does not have any hedging or other commodity based risks respecting its operations.

(e)           Exchange Controls

The Company operates in South Africa, and like other foreign entities operating there, is subject to currency exchange controls administered by the South African Reserve Bank, the country's central bank. A significant portion of the Company's funding structure for its South African operations consists of advancing loans to its subsidiaries incorporated in South Africa. The Company's ability to repatriate such funds once those subsidiaries are able to repay the loans, or to repatriate other funds such as operating profits should any develop, may be adversely affected by such exchange controls.

– page 93 –

ITEM 12.           DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.           Debt Securities

Not applicable.

B.           Warrants and Rights

Not applicable.

C.           Other Securities

Not applicable.

D.           American Depositary Shares

Not applicable.

– page 94 –

PART II

ITEM 13.           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.           CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of May 31, 2007, the latest completed fiscal year. This evaluation was carried out under the supervision and with the participation of the Company's Chief Executive Officer, and the Company's Chief Financial Officer. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting management to material information relating to the Company required to be included in the Company's periodic SEC filings. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company carried out its evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company's reports filed under the Exchange Act is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the Company's most recently completed fiscal year ended May 31, 2007, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

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

– page 95 –

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

– page 96 –

ITEM 16.           AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

A.           Audit Committee Financial Expert

The members of the audit committee are Rene G. Carrier, Douglas Silver and Patrick Bartlett. Mr. Carrier, Mr, Silver and Mr. Bartlett are independent members of the audit committee. All members are considered to be financially literate.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company’s Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

B.           Code of Ethics

Rockwell has adopted a code of ethics that applies to Rockwell's chief executive officer, the chief financial officer, and other members of senior management, which can be viewed at the Company’s website www.rockwelldiamonds.com.

C.           Principal Accountant Fees and Services

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services:

Nature of Services	Fees Paid to Auditor in Year Ended May 31, 2007	Fees Paid to Auditor in Year Ended May 31, 2006
Audit Fees(1)	$217,400	$32,250
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	$3,500	$3,500
All Other Fees(4)	Nil	Nil
Total	$220,900	$35,750

Notes:

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

– page 97 –

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.

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

– page 98 –

PART III

ITEM 17.           FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)

Report of Independent Registered Public Accounting Firm on the consolidated balance sheets as at May 31, 2007 and 2006; consolidated statements of operations and deficit, and cash flows for each of the years ended May 31, 2007, 2006 and 2005;

(2)	Consolidated balance sheets as at May 31, 2007 and 2006;

(3)	Consolidated statements of operations and deficit for each of the years ended May 31, 2007, 2006 and 2005;

(4)	Consolidated statements of cash flows for the periods referred to in (3) above;

(5)	Consolidated schedules of exploration expenses for the periods referred to in (3) above;

(6)	Notes to the consolidated financial statements;

ITEM 18.           FINANCIAL STATEMENTS

Not applicable. See Item 17.

– page 99 –

ITEM 19.           EXHIBITS

The following Exhibits have been filed with Rockwell's Annual Report on Form 20-F in previous years:

Exhibit Number	Description
Geological Management and Administration Services Agreement dated for reference December 31, 1996.
Amended Share Incentive Plan dated for reference June 21, 2000 (See Item 6 "Share Incentive Plan").
Mineral Properties Transfer Agreement among Hunter Dickinson Group Inc., and Rockwell Diamonds Inc. and Amarc Resources Ltd.
Option Assignment Agreement between Hunter Dickinson Group Inc. and Rockwell Diamonds Inc.
Geological, Management and Administration Services Agreement between Hunter Dickinson Inc. and Rockwell Diamonds Inc., dated January 1, 2001.
Rio Tinto Agreement dated January 30, 2004
Farmout Agreement with Amarc Resources Ltd. dated November 25, 2004
Code of Ethics
Acquisition Agreement amongst Rockwell Diamonds Inc., Hunter Dickinson Inc. and Jeffrey Brian Brenner, Robert Pinkas Blau, Larry Lipschitz, Dennis Mark Bristow, John Bristow, Leslie Johnston, Gabriel Rousseau Malan, Ira Sasha Epstein, and Jester Investment Trust for the purchase of the common shares of Durnpike Investments (Proprietary) Limited
Loan Agreement between Rockwell Diamonds Inc., Rockwell Resources RSA (Proprietary) Limited and Durnpike Investments (Proprietary) Limited, Jeffrey Brenner, Robert Blau, Larry Lipschitz, Mark Bristow, John Bristow, Les Johnston, Gawie Malan, Ira Sasha Epstein
Contractor Agreement between Galputs Minerale (Proprietary) Limited and Durnpike Investments (Proprietary) Limited
Credit Agreement between Quest Capital Corp. and Rockwell Diamonds dated July 7, 2006.
Subordinated Convertible Note Subscription Agreement
$21 million private placement of 42 million units at $0.50 per unit Subscription Agreement

– page 100 –

The following Exhibits are filed with the Company‘s Annual Report on Form 20-F in the current year:

Exhibit	Description
4.1	Acquisition Agreement between HC Van Wyk Diamonds Limited and Folmink Delwerye CC
4.2	Loan Agreement between Rockwell Diamonds Inc. and Amarc Resources Ltd.
4.3	$60 million private placement of 116 million units at $0.52 per unit Subscription Agreement.
4.4	Technical Consent Letters.
12.1	Certification of Chief Executive Officer
12.2	Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer
13.2	Certification of Chief Financial Officer
99.1	Audited financial statements as at May 31, 2007 and 2006 and for the years ended May 31, 2007, 2006, and 2005, and the Report of Independent Registered Public Accounting Firm thereon.
99.2	Management discussion and analysis as at and for the year ended May 31, 2007.

– page 101 –

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROCKWELL DIAMONDS INC.

Per:

/s/ Dominique de la Roche

DOMINIQUE DE LA ROCHE
Chief Financial Officer and Director

DATED: December 12, 2007