Form 40-F/A
period 2008-02-29
ROCKWELL DIAMONDS INC.
filed 2009-07-06
CIK 1095847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A

[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR

 [X]  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal period ended February 29, 2008

Commission File Number: 00-30588

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

 [X]  Annual Information Form                       [X]  Audited Annual Financial Statements

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

Yes [   ]     No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange
Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]      No [   ]

EXPLANATORY NOTE

Explanation of amendment on Rockwell Diamonds Inc. Annual Report on Form 40-F/A for the fiscal nine months ended February 29, 2008:

The original Annual Report on Form 40-F filed on EDGAR on May 30, 2008 did not contain the auditor consent letter and certain information in the officer certifications. This information has been included in this amendment on Form 40-F/A. All other financial and other information contained in the originally filed Annual Report on Form 40-F remains unchanged.

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

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which principles differ in certain respects from those applicable in the United States (“US GAAP”) and from practices prescribed by the SEC. Please refer to note 16 of the consolidated financial statements of the Company as at February 29, 2008 and May 31, 2007 and for the nine months ended February 29, 2008 and years ended May 31, 2007 and 2006, as set forth in this Form 40-F/A.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table sets forth information regarding amounts billed by the Company’s independent auditors, Davidson and Company, Chartered Accountants, for each of the Company’s last two fiscal periods:

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

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F/A; the securities in relation to which the obligation to file an annual report on Form 40-F/A arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company previously filed an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process with respect to the class of securities in relation to which the obligation to file this annual report arises.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3rd, 2009.	ROCKWELL DIAMONDS INC.

	By:	/s/ John Bristow
John Bristow
Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5	Annual Information Form of the Company for the period ended February 29, 2008 (1)

99.6

Audited consolidated balance sheets as at February 29, 2008 and May 31, 2007 and consolidated statements of operations, equity, and cash flows for the periods then ended, including the notes thereto and report of our independent registered public accounting firm thereon (1)

99.7	Management’s Discussion and Analysis of financial condition and results of operations for the period ended February 29, 2008 (1)

99.8	HCVW and Rockwell share exchange agreement to acquire an additional 23% of the Van Wyk Diamond Group assets. (1)

99.9	Acquisition Agreement between Trans Hex Group Limited and the Company to acquire the Saxendrift Mine. (1)

99.9	Consent of Davidson & Company LLP

99.10	Consent of Glenn Norton, Pr. Sci. Nat (1)

99.11	Consent of Tania R. Marshall, PhD., Pr. Sci. Nat (1)

99.12	Consent of Catherine Telfer B.Sc. Hons (Geol.), Dip. Bus. Man, MSAIMM, MAusIMM, Pr. Sci. Nat (1)

(1) Previously filed as an exhibit with Rockwell Diamonds Inc’s Annual Report on Form 40-F for the fiscal nine months ended February 29, 2008, filed on May 30, 2008.