Form 20-F
period 2009-02-28
ROCKWELL DIAMONDS INC.
filed 2009-09-14
CIK 1095847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THESECURITIES EXCHANGE ACT OF 1934

OR

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2009

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

Level 1, Wilds View, Isle of Houghton,
Cnr. Carse O’Gowrie & Boundary Rd, Houghton Estate, Johannesburg 2198
P O Box 3011 Houghton, South Africa, 2041
(Address of principal executive offices)

COMMON SHARES WITHOUT PAR VALUE
(Title of Class)

- ii -

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of each exchange on which registered
None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common Shares without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Number of outstanding shares of Rockwell's only class of capital stock as at February 28, 2009.

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

Yes [X]             No [   ]

Indicate by check mark whether the registrant (1) has submitted electronically and posted on its corporate
Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of
Regulation S-T (§232.405of this chapter) during the preceding 12 months (or for such period that the registrant was required to submit and post such files).

Yes [X]             No [   ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b 2 of the Exchange Act.

 [   ]   Large Accelerated Filer            [   ]  Accelerated Filer               [X]  Non Accelerated Filer

- ii -

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

International Financial Reporting Standards as issued

U.S. GAAP [   ]     by the International Accounting Standards Board [    ]     Other [    ]

If “"Other”" has been check in response to the previous question, by check mark which financial statement item Registrant has elected to follow:

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
On February 27, 2009 the Bank of Canada noon rate for Canadian Dollars was US$1.00: Cdn$1.2707 (see Item 3A for
further historical Exchange Rate Information).

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

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.           KEY INFORMATION

A.           Selected Financial Data

The following table summarizes selected consolidated financial data for Rockwell Diamonds Inc. (the "Company" or "Rockwell" or the "Registrant") for the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007, 2006 and 2005. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Cdn GAAP"). Note 17 to the financial statements included herein provides descriptions of the material measurement differences between Cdn GAAP and United States generally accepted accounting principles ("US GAAP") as they relate to the Company and a reconciliation to US GAAP of the Company's financial statements.

The information in the table was extracted from the detailed consolidated financial statements and related notes included in this annual report, and should be read in conjunction with such financial statements included elsewhere in the document and with the information appearing under the heading, "Item 5. Operating and Financial Review and Prospects."

The selected financial data is presented in Canadian dollars and in accordance with Canadian GAAP and United States GAAP.

– Page 2 –

(In Canadian Dollars)	As at	As at
	February 28	February 29		As at May 31
Balance Sheet Data	2009	2008	2007	2006	2005
Total assets (Cdn GAAP)	$106,362,416	$133,693,124	$129,606,38	$288,647	$659,577
Total assets (US GAAP)	106,362,416	133,693,124	130,135,690	288,646	612,720
Total liabilities (Cdn GAAP)	35,941,390	46,578,317	58,013,541	1,146,070	29,976
Total liabilities (US GAAP)	35,941,390	46,578,317	58,013,541	1,146,070	29,976
Share capital (Cdn GAAP)	119,952,532	112,095,390	88,903,530	11,857,649	11,815,792
Share capital (US GAAP)	119,952,532	112,095,390	88,903,530	11,857,649	11,815,792
(Deficit) (Cdn GAAP)	(41,982,624)	(29,006,662)	(19,603,634)	(13,238,492)	(11,637,819)
(Deficit) (US GAAP)	(41,982,624)	(29,006,662)	(20,062,027)	(13,696,885)	(12,740,977)
Shareholders’ equity (Cdn GAAP)	70,421,026	87,114,807	71,592,842	857,423	629,601
Shareholders’ equity (US GAAP)	70,421,026	87,114,807	71,592,841	857,424	582,744
Weighted Average No. Shares	237,924,152	196,428,551	55,418,242	23,640,123	23,776,122

		Nine months
	Year ended	ended
	February 28	February 29	Year ended May 31

Statement of Operations Data	2009	2008	2007		2006		2005
Revenues (US and Cdn GAAP)	$34,633,477	$36,149,308	$10,103,328	$	Nil	$	Nil
Loss for the year(1) (Cdn GAAP)	12,975,962	9,403,028	6,365,142		1,600,673		1,485,694
Loss for the year(1) (US GAAP)	12,975,962	9,403.028	6,365,142		1,553,817		1,485,694
Loss per share (Cdn GAAP)	$0.05	$0.05	$0.11		$0.07		$0.06
Loss per share (US GAAP)	$0.05	$0.05	$0.11		$0.07		$0.06

Notes:

(1) Loss from continuing operations and loss for the year are the same for all periods presented.

No cash or other dividends have been declared.

Annual Exchange Rates

Except as otherwise indicated, all dollar amounts are stated in Canadian dollars, Rockwell's reporting currency. The following table sets out the exchange rates, based on the noon rates as reported by the Bank of Canada, for the conversion of United States dollars into one Canadian dollar in effect at the end of the specified periods, the average exchange rates during such periods (based on daily noon rates as reported by the Bank of Canada) and the range of high and low exchange rates for such periods:

– Page 3 –

Exchange Rates

	Year Ended	Nine Months	Years Ended May 31
	February 28	Ended
		February 29
	2009	2008	2007	2006	2005
End of Period	1.2707	0.9798	0.9347	0.9079	0.7994
Average for Period	1.1045	1.0172	0.8800	0.8521	0.7937
High for Period	1.2969	1.0755	0.9347	0.9099	0.8493
Low for Period	0.9798	0.9170	0.8437	0.7951	0.7261

The following table sets out the high and low exchange rates, based on the noon rate as reported by the Bank of Canada, for the conversion of Canadian dollars into one United States dollar, for the following periods:

Exchange Rates

	Low	High
March 2008	0.9765	1.0295
April 2008	0.9998	1.0328
May 2008	0.9824	1.0245
June 2008	0.9948	1.0320
July 2008	0.9975	1.0274
August 2008	1.0237	1.0716
September 2008	1.0298	1.0821
October 2008	1.0585	1.2995
November 2008	1.1477	1.2952
December 2008	1.1872	1.3008
January 2009	1.1761	1.2765
February 2009	1.2160	1.2731

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

– Page 4 –

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

An investment in Rockwell's common stock involves a number of very significant risks. The investor should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating Rockwell and its business before purchasing shares of Rockwell's common stock. Rockwell's business, operating results and financial condition could be seriously harmed due to any of the following risks. The risks described below are not the only ones facing Rockwell. Additional risks not presently known to Rockwell may also impair its business operations. The investor could lose all or part of your investment due to any of these risks.

– Page 5 –

Risks Associated With Mining

There is no assurance that Rockwell can formally establish the existence of any mineral reserve on any of its properties. Until Rockwell is able to establish a mineral reserve, there can be no assurance that production from these properties will continue for any period of time and if production fails, Rockwell's business may ultimately fail.

Although Rockwell now owns and operates properties with a history of sporadic to regular diamond production, which have been subject to examination, testing and quantification through scientific exploration techniques, a reliable determination of grade is difficult in alluvial deposits. Accordingly, there is no assurance that Rockwell can formally establish the existence of any mineral reserve on any of its properties. A mineral reserve is defined by the Securities and Exchange Commission in its Industry Guide 7 (which can be viewed over the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7) as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The probability of an individual prospect ever having a "reserve" that meets the requirements of the Securities and Exchange Commission's Industry Guide 7 is remote. If none of our current or future mineral resource properties contains any "reserve," any funds that Rockwell spends on exploration will be lost.

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

– Page 6 –

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

Mineral exploration and development are subject to particular operating risks. Rockwell does not currently insure against these risks. In the event of a cave-in or similar occurrence, Rockwell's liability may exceed its resources, which would have an adverse impact on Rockwell.

All Rockwell’s operations are shallow opencast which has an inherently lower risk than other deeper operations which are susceptible to cave-ins.

Mineral exploration, development and production involve many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Hazards such as unusual or unexpected formations and other conditions are involved.

Rockwell's operations will be subject to all the hazards and risks inherent in the exploration, development and production of resources, including liability for pollution, cave-ins or similar hazards against which it cannot insure against or which it may elect not to insure. Any such event could result in work stoppages and damage to property, including damage to the environment. Rockwell applies international best practices principles in all areas of the operations and complies with all health, safety and mining legislation of the South African Republic. Rockwell does not currently maintain any insurance coverage against these operating hazards. The payment of any liabilities that arise from any such occurrence may have a material, adverse impact on Rockwell.

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

Rockwell expects to derive revenues from the extraction and sale of diamonds. The prices of diamonds have fluctuated widely in recent years, and are affected by numerous factors beyond Rockwell's control

– Page 7 –

including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of diamonds and base metals, and, therefore, the economic viability of any of Rockwell's projects, cannot accurately be predicted.

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

The Company and its subsidiaries incurred losses of $13 million during the year ended February 28, 2009 and continue to incur losses subsequent to year end. Costs have reduced substantially, however sales are irregular. The risk that the cash and near cash resources will not be sufficient to fund the continuing losses up to break-even indicates that a material uncertainty exists which may cast substantial doubt on the ability of the Company and its subsidiaries to continue as a going concern. Based on the following, the directors believe that the Company and its subsidiaries will continue as going concerns for the year ahead:

  At year end the Company’s current assets exceeded its current liabilities by $0.6 million and the Company’s total assets exceeded its total liabilities by $70.4 million.
  The cash flow forecasts for the year ahead indicate that additional funds of $4 million will be required to enable the Company and its subsidiaries to continue as a going concern. The additional funding was calculated on the assumption that volumes remain constant with current production, with the new plant still operating at below 50% capacity, prices remain at current depressed levels which are 55% below pre crisis levels and the South African Rand remains at current levels.

The directors have already commenced with plans to raise finance, and the following plans have been considered to raise these funds:

– Page 8 –

  Private placement.
  Prospectus
  Rights offering

The directors have started the process towards exercising either a rights offering or a private placement, and have identified and communicated with current investors and potential new investors to ensure that the desired investment is raised.

Despite the current economic challenges the directors believe that the Company will be successful in raising the additional funding as and when it will be required. The directors will be able to raise up to 25% of market capital before seeking shareholders approval, which will raise up to $4.1 million.

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

The nature of Rockwell's business and Rockwell's ability to continue its exploration activities and to exploit any mineral reserves that it may find in the future depends, in large part, on Rockwell's ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that Rockwell will be able to attract and retain such personnel. Rockwell's development now and in the future will depend on the efforts of key management figures, such as John W. Bristow, Rockwell's Chief Executive Officer, and Desmond Morgan, Chief Financial Officer. The loss of any of these key people could have a material adverse effect on Rockwell's business. Rockwell does not currently maintain key-man life insurance on any of its key employees.

Rockwell's properties are located in the Republic of South Africa

All mineral properties are located in the Republic of South Africa. Exploration initiatives in the Democratic Republic of the Congo (the “DRC”) and Chile have been discontinued due to varying degrees by political instability and economic uncertainties.

Operations may be affected in varying degrees by government regulations with respect to restrictions on production, repatriation of profits, price controls, export controls, income taxes, expropriations or property, environmental legislation and mine safety.

South Africa has undergone major constitutional changes to effect majority rule, and also to effect mineral title. Accordingly, many laws may be considered relatively new, resulting in risks such as possible misinterpretation of new laws, modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of a new sovereignty over mining, Rockwell's operations may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation.

– Page 9 –

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

– Page 10 –

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

NASD sales practice requirements may limit a stockholder's ability to buy and sell Rockwell's stock.

In addition to the "penny stock" rules promulgated by the Securities and Exchange Commission (see above for discussions of penny stock rules), the National Association of Securities Dealers (“NASD”) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy Rockwell common stock, which may limit the ability to buy and sell Rockwell stock and have an adverse effect on the market for Rockwell shares.

Rockwell has a number of outstanding share purchase options and warrants, the exercise of which could result in equity dilution.

At February 28, 2009, Rockwell had a significant number of share purchase options (7,956,168) and warrants (161,379,154). On May 9 2009, 121,779,154 share purchase warrants expired with the balance remaining on May 31 2009 being 39,600,000 exercisable at $1.00 per share expiring on November 28 2009. If exercised could likely act as an upside damper on the trading price range of Rockwell's shares. The underlying shares issuable upon exercise of these securities represent approximately 20% of Rockwell's currently issued shares.

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

6.	The Company changed its name from "Rockwell Ventures Inc." on May 14, 2007 to "Rockwell Diamonds Inc."

7.	The principal events in the development of Rockwell's business are:

(i)

In June 2006, Rockwell entered into an agreement to acquire (the "Durnpike Acquisition") all of the shares and loans in Durnpike Investments (Pty) Limited ("Durnpike"), a private South African company, from eight arm's length individuals (the "Vendors"), for consideration payable in the common shares of Rockwell ("Common Shares") on specified dates described in Item B. Business Overview – Alluvial Diamond Properties below. Durnpike held an interest and/or rights in four alluvial diamond properties in South Africa and the Democratic Republic of the Congo. These were:

Holpan/Klipdam Property in South Africa ("RSA or "South Africa")
Wouterspan Property in South Africa
Galputs Mineral Project in South Africa.
Kwango River Project in the Democratic Republic of the Congo ("DRC")

On January 31, 2007, all the conditions precedent to implementation of the Durnpike Acquisition were fulfilled. The Company also received the necessary regulatory approvals in Canada and South Africa.

(ii) As a result of the acquisition of Durnpike, the Company assumed the option to purchase the Makoenskloof property.

– Page 12 –

(iii)

On March 6, 2007, the Company and Trans Hex Group Limited (“Trans Hex”) entered into a conditional agreement whereby the Company’s wholly owned South African subsidiary, Rockwell Resources RSA (Pty) Ltd. (“Rockwell RSA”), would acquire through Trans Hex’s wholly-owned subsidiary, Trans Hex Operations (Pty) Ltd. (“THO”), two open pit alluvial diamond mines, namely Saxendrift and Niewejaarskraal, and three alluvial diamond exploration projects, namely Kwartelspan, Zwemkuil- Mooidraai and Remhoogte-Holsloot, which are located along the southern bank of the Middle Orange River in the Northern Cape Province of South Africa (“Northern Cape”) and which are collectively referred to as the Middle Orange River Operations and Projects (or “MORO”). The agreement included:

the rights to prospect, explore and/or mine precious stones and/or other minerals and/or metals held directly or indirectly by THO in the Saxendrift area of the Northern Cape;

a series of large remnant alluvial diamond terraces;

the plant, machinery, equipment and other movable assets owned and/or used by THO;

certain employees of THO; and

a rehabilitation liability which will be taken over by the Company.

In April 2008 the Company completed the MORO acquisition, including registration and transfer of Saxendrift Mine Pty (Ltd) and the Saxendrift mining right, as well as prospecting rights in respect of the Kwartelspan, Zwemkuil-Mooidraai and part of the Remhoogte-Holsloot projects.

As at February 28, 2009, the Company was committed to pay Trans Hex for the acquisition of the remaining Niewejaarskraal mining rights and thus complete the MORO acquisition. The Company had placed $2.7 million in trust toward application of the remaining payment, to be released to Trans Hex upon the anticipated grant of Ministerial Consent to the cession of each of the Outstanding Mining Rights to the Company and registration of cession of such rights in its name.

On April 11, 2009 all the conditions precedent were met and the Company paid ZAR 18.9 million ($2.6 million) in cash to Trans Hex for the remaining Niewejaarskraal mining rights of which ZAR 16.5 million ($2.0 million) was capitalized. This action completed the Saxendrift/Remhoogte-Holsloot transaction negotiated during April 2008. The Company has no further commitments in relation to more acquisitions.

The results of the Saxendrift operations have been included in the consolidated financial statements since the date of acquisition on April 11, 2008. The following table summarizes the total purchase consideration of the Saxendrift assets:

	Amount	Amount
	(ZAR)	($)
Cash consideration	73,536,000	$9,618,508
Acquisition costs and other	4,912,895	642,607
Other commitments	2,988,619	390,911
Total purchase consideration	81,437,514	$10,652,026

– Page 13 –

The total acquisition price has been allocated to the net assets acquired and liabilities assumed of Saxendrift as follows:

	Amount	Amount
	(ZAR)	($)
Inventory	1,000,000	$130,800
Plant and equipment	47,750,000	6,245,700
Other assets	100	12
Mineral property interests	40,487,414	5,295,754
Reclamation obligation	(7,800,000)	(1,020,240)
	81,437,514	$10,652,026

The allocation of purchase price is based on management’s estimates of the fair value of the assets acquired and liabilities assumed at the date of acquisition, April 2008.

Effective July 1, 2008, a Black Economic Empowerment (“BEE”) company Liberty Lane Investments (Pty) Ltd, part of the African Vanguard group, acquired a shareholding of 26% by subscribing for shares in Saxendrift. The acquisition was financed by Rockwell Resources RSA (Pty) Ltd and will therefore only result in a reduction of shareholding to 74% once the loan is paid. The Company continues to maintain good standing with its BEE partner and is operating under the terms of its BEE agreement, including the appointment of a director to its Board.

8.	Rockwell's principal capital expenditures and exploration expenditures in the fiscal years ended February 28, 2009, May 31, 2007, and nine months ended February 29, 2008 are as follows:

Exploration
	Exploration	Mineral		Expenditures
	Expenditure	Property		Expensed	Mineral
	s Deferred	Acquisition	Property, Plant	(excluding related	Property
	(capitalized	Cost	and Equipment	stock-based	Acquisitions
Year	or invested)	Capitalized	Acquired	compensation)	Expensed
2009	nil	$ 5,351,500	$ 18,937,995	$ 498,739	nil
2008	nil	$ 1,822,138	$ 26,751,592	$ 604,169	nil
2007	nil	$18,696,487	$ 46,340,914	$ 1,371,351	nil

The Company held a 100% interest in the Ricardo Property, a copper prospect located within the Calama Mining District, Chile that it acquired in 1998. Exploration was carried out by two companies who optioned the property in 2000 and 2004. Since that time, Rockwell has sought partners to continue exploration or to divest of the property. In July 2008, the Ricardo property was acquired by Hunter Dickinson Acquisitions Inc., a company with certain directors and officers in common with Rockwell. No significant divestitures have occurred in the years presented.

9.           No principal capital expenditures are currently anticipated for the ensuing year.

– Page 14 –

10.	(i) PALA TAKE-OVER BID - September 9, 2008

On September 9, 2008, Pala Investments Holding Limited (“Pala”), a Swiss based investment fund with a an approximately 17% shareholding in Rockwell through its indirect wholly-owned subsidiary 0833824 B.C. Ltd., made an unsolicited offer to purchase all of the outstanding common shares of Rockwell for $0.36 per share.

In response to the offer, the Board of Directors established a special committee of its independent directors. The special committee, assisted by its independent financial and legal advisors, carefully reviewed and considered all aspects of Pala’s offer and, based on that review, unanimously recommended that Rockwell shareholders should reject the offer as it fell significantly short of providing fair value.

The Board of Directors’ rejected the bid for following key reasons:

The offer significantly undervalued Rockwell’s asses and growth potential;
The Special Committee’s independent financial advisor had determined that the consideration under the Offer was inadequate, from a financial point of view, to Shareholders;
The Offer was highly conditional; and
The timing of the offer was opportunistic given the turndown in the diamond business.

Pala withdrew its bid on November 3, 2009 after further discussions with the Company. The Company subsequently appointed a Pala nominee and two new independent directors to the Board.

(ii) PALA REQUISITIONED SPECIAL GENERAL SHAREHOLDERS MEETING – April 29, 2009

Pala announced on April 29, 2009 that it was convening a Special General Meeting (the “meeting”) of the holders of common shares to be held on June 17th, 2009, in Vancouver British Columbia, Canada. Pala was proposing three resolutions for the meeting. The three Resolutions were as follows:

1.	To consider and, if deemed advisable, to pass a special resolution of the shareholders to remove all the directors of the Company;

2.

If Resolution #1 passed, then to elect new directors of the Company in place of the removed directors comprising: of Marthinus Von Wielligh, Phillip Reynolds, Sandile Zungu, Hennie van Wyk, William Fisher, Terrence Janes, and Greg Radke. The effect of these two resolutions would be to remove the executive directors from office, namely David Copeland (chairman), Mark Bristow, and John Bristow- CEO and replace them with Messrs Von Wielligh, Reynolds and van Wyk.

3.	To amend and then terminate the Company’s Shareholder Rights Plan Agreement

– Page 15 –

The Executive Directors (Copeland, J Bristow, and M Bristow issued a competing proxy circular opposing the Pala initiatives and urged shareholders to support a fair rights offering (one which did not require that the rights plan be terminated).

At the Special General Meeting held in Vancouver on June 17th, 2009 Pala’s resolutions were rejected, the fair rights offering was withdrawn by the Executive Directors and Pala was denied its legal and other costs in connection with convening the special meeting. Subsequent to this meeting Greg Radke, Pala’s representatives on the Rockwell board, and Terence Janes one of the new independents resigned from the Board of Rockwell.

The Company’s Executive Directors considered that the outcome of the special meeting vote was to affirm their leadership. The next shareholders meeting is scheduled for October 30, 2009 in Vancouver.

B.           Business Overview

Durnpike Agreement

On June 30, 2006, the Company entered into an Agreement-in-Principle to acquire interests and/or rights in the Holpan/Klipdam Property in South Africa, Wouterspan Property in South Africa, Kwango River Project in the DRC and Galputs Minerale Project in South Africa. Pursuant to the terms of a comprehensive agreement, (“the Definitive Agreement”), the Company acquired all of the shares in and claims on shareholder’s loan account of Durnpike, a private South African company, from eight vendors (the “Vendors”). Some of the underlying rights were held by the H Van Wyk Diamonds (“HVWD”) and Van Wyk Trust, collectively the Van Wyk Diamond Group (“VWDG”). For further details on these see the Notes to the Financial Statements.

Pursuant to the Definitive Agreement:

– Page 16 –

  The Company acquired from the Vendors all of their shares in and claims on loan account against Durnpike for consideration of ZAR 39.8 million ($6.1 million), payable in common shares of the Company on the earlier of (i) the date of the JSE listing; and (ii) within approximately 12 months from signature of the Definitive Agreement. By virtue of such acquisition, the Company acquired Durnpike’s interests in the four alluvial diamond properties in South Africa. The ZAR consideration did not include payment in respect of the Kwango River Project, which payment stood to be made by the Company only when (and if) the feasibility study referred to below has been completed and approved by the board of directors of the Company.

  On November 30, 2007, the Company began trading on the JSE and hence completed its JSE listing condition. Consequently, the Company issued 7,848,663 Common Shares as settlement of its commitment and also 1,676,529 Common Shares as finder fees relating to the Durnpike acquisition.

  Durnpike’s interest in the Kwango River Project was constituted by an agreement concluded in 2006 (“Midamines Agreement”) with Midamines SPRL (“Midamines”), the holder of the exploration permit on the Kwango River Project, to act as contractor on behalf of Midamines to manage and carry out exploration and mining. Durnpike was entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area.

  Under the Midamines Agreement, Durnpike agreed to certain minimum royalty payments being made to Midamines, and Midamines undertook several obligations in favour of Durnpike including that of procuring and facilitating Durnpike’s access to the Kwango River Project site. The royalties took the form of a series of recurring annual minimum royalty payments of US$1,200,000 per annum (commencing on December 31, 2007). During 2008, pursuant to an amending agreement to the Midamines Agreement, the Company paid consideration of $600,000 to Midamines in order to increase the size of the concession (Permit 331). As part of such amending agreement Midamines waived its right to payment of the abovementioned US$1,200,000 royalty payment on 31 December 2007. Subsequently, and pursuant to Midamines’ persistent breach of material provisions of the Midamines Agreement (coupled with its failure to remedy such instances of breach notwithstanding notice to do so), Durnpike cancelled the Midamines Agreement and claimed damages.

  Midamines has subsequently disputed Durnpike’s entitlement to cancel the Midamines Agreement and has demanded payment of US$1.2 million as well as other amounts which have not yet been particularized. Midamines has threatened to refer the dispute to arbitration and to joint Rockwell as party thereto, but no formal referral to arbitration has as yet been forthcoming.

  As provided for in the Definitive Agreement, the Company executed an agreement in relation to the acquisition of control of the mineral rights relating to the Galputs Minerale Project. For the Galputs deal to be fulfilled the condition precedent was that the South African Department of Minerals and Energy had to give its written approval to transfer the shares from the vendor to the purchaser by no later than May 31, 2008. No written approval was obtained, so this acquisition was not completed.

Makoenskloof property acquisition

In conjunction with the acquisition of Durnpike, HCVW had an option agreement to acquire the Makoenskloof alluvial diamond project in South Africa. As a result of the acquisition of HCVW by Durnpike, and concurrent acquisition of Durnpike by Rockwell, the Company assumed the option to purchase the Makoenskloof property. In November 2006, HCVW exercised its option to purchase the property and the company that held the mineral rights of the Makoenskloof property. The Company paid a total consideration of ZAR 19 million ($2.7 million) for the property and associated equipment.

A bulk sampling program was carried out during fiscal 2008. The property has been on care and maintenance since that time.

– Page 17 –

Middle Orange River Operations (“MORO”) Agreement

In March 2007, Rockwell and Trans Hex and its subsidiary THO announced that the companies had entered into an agreement whereby Rockwell’s wholly owned South African subsidiary, Rockwell RSA, would acquire the MORO from Trans Hex (“the Transaction”). Pursuant to the terms of the Transaction, Trans Hex was to transfer all its relevant mineral rights and associated assets into a new special purpose vehicle Saxendrift Mine Pty (Ltd) which Rockwell acquired via Rockwell RSA.

The MORO include:

  the rights to prospect and explore for and/or mine precious stones and/or other minerals and/or metals held directly or indirectly by THO in the Saxendrift area (described above);

  substantial indicated and inferred mineral resources;

  the material plant, machinery, equipment and other movable assets owned and/or used by THO - These operating assets were independently valued by Manhattan Mining Equipment (Pty) Limited in April 2005 at ZAR 53.3 million ($8.0 million);

  the employees of THO in terms of Section 197 of South Africa’s Labour Relations Act of 1995; and

  a rehabilitation liability which will be taken over by Rockwell on the basis that the tailings and other heaps of unprocessed diamond bearing middlings gravel and Rooikoppie gravels will be reprocessed by Rockwell to recover contained diamonds. The plan is to process the material and simultaneously rehabilitate these areas.

The Transaction was substantially completed in April 2008 when the Ministerial consent to transfer the Saxendrift mining right, as well as prospecting rights in respect of the Kwartelspan, Zwemkuil-Mooidraai and part of the Remhoogte-Holsloot projects, was obtained. Cession of the Niewejaarskraal mining right occurred on March 4, 2009, and a payment of ZAR 18,901,294 ($2.4 million) plus interest of ZAR 2,381,294 ($0.3 million). Rockwell chose not to exercise the option on the Remhoogte prospecting right due to current harsh financial constraints and depressed diamond prices. All the other rights have been ceded to Saxendrift Mine (Pty) Ltd and Rockwell Resources RSA has taken ownership of the company.

Farhom Property

On July 30, 2007, H.C. Van Wyk Diamonds acquired 100% of the shares and shareholder loans of Farhom Mining & Construction (Pty) Ltd for ZAR10 million ($1.5 million). This company holds the mineral rights over the Farhom farm which is part of the Wouterspan property. This transaction was concluded in terms of an option granted to HCVW on February 24, 2005 and later amended on July 10, 2007.

Black Economic Empowerment Holdings (“BEE”) in Holpan, Klipdam and Wouterspan Properties

During the year ended May 31, 2007, African Vanguard Resources (Proprietary) Limited (“AVR”), the holding company of Richtrau No 136 (Proprietary) Limited (“Richtrau”) purchased through Richtrau a 15% interest in the VWDG from the Van Wyk Trust for an amount of ZAR22.5 million ($3.4 million). During November 30, 2008 AVR indicated its commitment to increase its shareholding in the VWDG to 26% by subscribing for an additional 11% shares in each of the entities comprising the VWDG. The

– Page 18 –

additional 11% stake was acquired by another subsidiary of AVR at a subscription price of ZAR 17.5 million.

The AVR group was also contractually committed to inject ZAR 10.5 million in working capital into the VWDG. Given the credit crunch, depressed economic conditions and fall in diamond prices the AVR group indicated to the Board of Directors of Rockwell RSA (the holding company of the entities in VWDG) during the fourth quarter that it was unable to make these payments and that it would pursue funding mechanisms to complete its obligations. Rockwell RSA has endeavoured to identify alternate sources of funding with a view to assist AVR to complete its investment but these attempts were, unsuccessful. Rockwell RSA has entered into discussions with AVR and the Department of Minerals and Energy with the assistance of its legal counsel to address completion of the BEE participation in the share capital of the entities comprising the VWDG.

Hunter Dickinson Services Inc.

Hunter Dickinson Services Inc. ("HDSI") provides management services to Rockwell, pursuant to a geological and administrative services agreement dated January 1, 2001. HDSI is one of the larger independent mining exploration groups in North America and employs or retains staff or service providers substantially on a full-time basis. These individuals include professional technical staff (which include accredited professional engineers and geoscientists), professionally accredited accountants and administrative, office and field support staff.

HDSI has supervised mineral exploration projects throughout Canada and internationally in Brazil, Chile, China, the United States (Nevada and Alaska), Mexico and South Africa. HDSI allocates the costs of staff input into projects based on time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDSI staff costs and overhead) for amounts that are considered by Rockwell's management to be competitive with arm's-length suppliers. The shares of HDSI are owned equally by each of the participating corporations (including Rockwell) as long as HDSI services are being provided. However, should the Company terminate the service agreement, the Company will be required to surrender its single share at the time of termination pursuant to the terms of the service agreement. HDSI is managed by certain directors of Rockwell and who are generally also directors of the other corporate participants in similar arrangements with HDSI.

C.           Organizational Structure

Rockwell Diamonds Inc is based in British Columbia, Canada. It also has corporate offices located in Johannesburg, South Africa. As at August 21, 2009, Rockwell had the following subsidiaries:

a)	N9C, a wholly owned subsidiary incorporated under the laws of the Cayman Islands of which Rockwell owns a direct 100% interest

b)	N10C, a wholly owned subsidiary incorporated under the laws of the Cayman Islands of which N9C owns a direct 100% interest

c)

Rockwell Resources RSA (Pty) Ltd. (“Rockwell RSA”), a wholly owned subsidiary incorporated under the laws of the South Africa of which N10C owns a direct 100% interest. Rockwell RSA holds a 51% interest and Rockwell Diamonds Inc holds 23% in both HC Van Wyk Diamonds Ltd and Klipdam Mining Company Ltd.

– Page 19 –

d)	Durnpike Investments (Pty) Ltd (“Durnpike”) a wholly owned subsidiary incorporated under the laws of the South Africa of which Rockwell Resources RSA owns a direct 100% interest.

e)

HC Van Wyk Diamonds Ltd (“HCVW”) is a subsidiary incorporated under the laws of the South Africa of which Rockwell Resources RSA owns a direct 51% interest and of the Van Wyk Diamond Group (“VWDG”) assets. HC Van Wyk Diamonds Ltd is a diamond producer that conducts diamond exploration and mining on the Holpan/Klipdam properties, as well as mining on the Wouterspan and Makoenskloof properties.

f)

Klipdam Mining Company Ltd. (“Klipdam Mining”) is a subsidiary incorporated under the laws of the South Africa of which Rockwell Resources RSA owns a direct 51% interest. Of the VWDG assets. Klipdam Mining Company Ltd is a diamond producer that conducts diamond exploration and mining on the Klipdam property.

g)

Saxendrift Mine (Pty) Ltd a subsidiary incorporated under the laws of the Republic of South Africa of which Rockwell RSA, in April 2008, acquired a 74% interest. Saxendrift Mine (Pty) Ltd is a diamond producer that conducts diamond exploration and mining on the Saxendrift and Niewejaarskraal properties.

h)	The current organization structure of Rockwell is as follows:

The Company’s legal registered office is in care of its Canadian attorneys Lang Michener LLP, Barristers & Solicitors, at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7, telephone (604) 689-9111, facsimile (604) 685-7084. The South African head office of the Company is located at Level 1, Wilds View, Isle of Haughton, Cnr. Carse O’Gowrie and Boundary Road, Houghton Estate, Johannesburg 2198, telephone 27 (11) 481-7250, facsimile 27 (11) 481-7247. The Canadian head office of Rockwell is located at Suite 1020, 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6, telephone (604) 684-6365, facsimile (604) 684-8092.

– Page 20 –

D.           Property, Plant and Equipment

Rockwell has plant and equipment located on its Holpan, Klipdam, Wouterspan, Makoenskloof and Saxendrift properties as at February 28, 2009.

	As at February 28, 2009
	Cost	Accumulated	Net book
		Amortization	value
		and
		Impairments
Land and Buildings	$5,822,677	$228,591	$5,594,086
Processing plant and equipment	52,090,193	15,102,720	36,987,473
Processing plant and equipment under capital lease	21,374,971	5,931,733	15,443,238
obligation
Office equipment	859,678	302,618	557,060
Vehicles and light equipment	1,579,592	592,263	987,329
Vehicles and light equipment under capital lease	–	–	–
obligation
	$81,727,111	$22,157,925	$59,569,186

Glossary of terms

Geological Terms

NI 43-101	National Instrument 43-101, the national securities law instrument in Canada respecting standards of disclosure for mineral projects.
Alluvial deposit	Accumulation of mineralization as a result of deposition in a river or stream.
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

– Page 21 –

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

SAMREC	South African Mineral Resource Code

Measurement

Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
meters	3.281	= feet
kilometers	0.621	= miles (5,280 feet)
grams	0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000
grams/tonne	0.029	= ounces (troy)/ton

Mining in the Republic of South Africa

South Africa has recently undergone major constitutional changes to effect majority rule, and also to effect mineral title. Accordingly, many laws may be considered relatively new, resulting in risks such as possible misinterpretation of new laws, modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of a new sovereignty over mining, any or all of which could have an adverse impact upon Rockwell. Rockwell's operations may also be

– Page 22 –

affected in varying degrees by political and economic instability, crime, fluctuations in currency exchange rates and inflation.

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

In October 2006, the Government of South Africa released the Mineral and Petroleum Resources Royalty Bill 2006 (the "Royalty Bill") and the Diamond Export Levy Bill 2006 (the "Export Levy Bill"). The Royalty Bill requires that companies extracting diamonds pay a royalty of 5% from the sales of those metals, payable on gross revenue.

In order to address inequalities to Historically Disadvantaged Persons ("HDP") engendered by South Africa's former apartheid system, the South African government has initiated certain government empowerment initiatives (See discussion in Risk Factors).

– Page 23 –

Basis for Unit of Production and Depletion of Mineral Resources by Rockwell

No guidelines have been established for mineral reserves in alluvial diamond deposits because diamond distribution in the deposit is not uniformly distributed. In addition, the size and quality of the diamonds (and hence the value) may vary.

Diamond resources are established by drilling on a regular pattern across an area to assess the volume of gravel units and taking several bulk samples that are processed to assess the number of diamonds, ie estimate the grade over the volume of gravel drilled. Detailed assessments of the distribution of the size and quality of diamonds are also done.

Trial mining (and processing) commonly occurs after drilling to increase the comfort that the gravel unit is adequately diamondiferous to support the cost of extraction and processing.

Once mining is underway, the information from processing each year is used to inform the resource estimate, and the grade (and value per carat received) is adjusted to reflect the actual results.

All four of Rockwell’s four principal properties (Holpan/Klipdam and Saxendrift which are currently in production, and Wouterspan (in production last year, currently on care and maintenance) and Niewejaarskraal (planned for development as funds are available) had detailed resource assessments completed at its recent year end (February 28 2009) which took into consideration archived data from previous drilling programs, new drilling and sampling if done, results from processing over the past year where applicable as well as depletion from mining. This work was completed by the Company’s Resources Manager and reviewed by an independent expert (both are qualified persons as defined under Canadian Securities legislation). Dr Marshall, a qualified person who is independent of the Company, is responsible for the estimates. The details of the assessment are included in Technical Reports that were filed with the Company’s year end materials in its home jurisdiction (on www.sedar.com).

Technical Summary

The following disclosure is derived from Rockwell files and technical reports. Additional details can be found in technical reports on each property filed on www.sedar.com.

Properties in South Africa

Figure 1 shows the location of Rockwell’s principle properties: Holpan/Klipdam, Wouterspan and Saxendrift/Niewejaarskraal located in the Republic of South Africa ("RSA" or "South Africa").

Figure 1. Location of the Holpan/Klipdam, Wouterspan and Saxendrift/Niewejaarskraal Properties

– Page 25 –

Climate and Topography

All of Rockwell’s principle properties are located in central South Africa, an arid semi desert area with low relief that forms part of the high plateau (or highveld) region. Rainfall is about 200 mm per annum primarily during the summer. Winter temperatures range from 0°C at night time to approximately 14°C during the day; summer daytime temperatures may reach 45°C.

The Holpan/Klipdam Property

Location, Access and Infrastructure

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

Table 1: Summary of Holpan-Klipdam landholding

Property Name	Area (ha)	Mineral Right	Permit Number	Renewal Date
Remaining extent of Holpan 161	2,370.0518	Mineral Lease K55/2000S	ML 1/2002	November 09, 2014 (Old Order ML conversion application lodged on July 07, 2008. Accepted by DME on July 18, 2008 – in progress)
Remaining extent of Klipdam 157,	1,466.0095	(NC)003MRC	Protocol 266/2007*	December 06, 2022 (This permit is currently under Section 11 cession from Klipdam Mining (Pty) Ltd to HCVWD. Submitted on May 16 2008)
Erf 1, Windsorton	183.8177	(NC) 30/5/1/1/2/1193PR		The Prospecting Right was granted on 07 November 07, 2008

– Page 26 –

The surface rights (as well as the land ownership) of the farms Holpan and Klipdam are held by HCVW and Klipdam Mining, respectively. The surface and land rights of Erf 1 of Windsorton are held by a third party with whom Rockwell has a land use agreement.

With respect to Holpan 161, royalties are paid to the State of 5% of the gross proceeds of all diamonds sold. This will be replaced by what is ultimately provided for in the Mineral and Petroleum Royalty Act once enacted, initially expected from May 1, 2009, but now deferred at the finance minister’s discretion until March 2010.

In addition to the royalty, annual payments of ZAR165,000 (approximately US$20,625) per year payment to the State are owed.

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

In 1994, the Van Wyk family began operations on claims on the Holpan property and shortly thereafter Sonora Gold Inc., started operating on an adjacent part of the Holpan property. In 1996, Sonora Gold Inc. acquired Klipdam Mining. Subsequently, in 1999, the company changed its name to Sonora Diamond Corporation. During this time, the Van Wyks also acted as earth-moving contractors to Sonora.

The Van Wyk operations (incorporated in the company HCVW in 2001) were initially small but, with the discovery of larger diamonds and the purchase of larger earth moving equipment, they were able to sustain and enlarge their operations. The HCVW operation grew steadily on Holpan, while the Sonora venture stuttered and eventually collapsed. Records show that, subsequent to 2000, HCVW had grown to a sizable operation on Holpan and acquired Sonora Diamonds, thereby expanding the company’s presence on Holpan and Klipdam.

From 1994 to 2005 at Holpan-Klipdam, extensive mining of Rooikoppie and primary gravels took place, as well as drilling and bulk testing. A high efficiency 200 tonnes per hour (tph) Dense Media Separation (DMS) plant with X-ray Flowsort recovery and grease table final recovery apparatus began operation in August 2005 and has done most of the processing since that time. Forty-one units of Volvo and Komatsu equipment currently moves 159,000 cubic meters (m3) of gravel and overburden on a monthly basis.

Due to the significant burial depth of the Primary gravels at Holpan-Klipdam, the thickness and distribution of the alluvial gravel deposits have been investigated through systematic percussion drilling. A total of 3,243 boreholes totaling 14,486 m were drilled on the Holpan-Klipdam property between 1994 and 2005. Drill holes extended to bedrock in the majority of cases. Boreholes were spaced at 50 m intervals along traverses 100 m apart. Chip samples were collected at 1-m intervals and logged on site by a geologist. Procedures were audited in conjunction with the original field logs under the supervision of Rockwell's consultant in November 2005.

In March 2006 an independent estimate of the inferred mineral resources for Holpan and Klipdam was completed, based on operational statistics, drilling and other sampling completed to that time as 12,339,700 m3 grading 1.16 carats per 100 m3, with an average value of US$848/carat. Potential for an

– Page 27 –

additional 4,800,000 m2 of gravel, that is similar, visually, to the Rooikoppie gravels, surrounds the area of the inferred resource and that this gravel feature, was also identified from the prevalent red chert clasts (pebbles) in the regolith, abandoned artisanal workings, and vegetation features discernable from aerial photography, should be evaluated to determine its diamond content. Exploration work in fiscal 2008 and fiscal 2009 was assessing this area.

Mining at the Holpan and Klipdam properties from January 2006 to March 2007 focused on the Rooikoppie gravels, and a volume of 1,889,308 m3 was mined and processed during the period. The total Holpan and Klipdam inferred mineral resources as of March 31, 2007 were estimated to be 10,450,000 m3 grading 0.95 carats per 100 m3.

During the period of April 1, 2007 and February 29, 2008, 1,591,429 m3 were mined at Holpan and Klipdam. At February 29, 2008 the total inferred mineral resources were estimated to be 8,858,000 m3 grading 0.84 carats per 100 m3.

During 2007/2008, 774 Reverse Circulation (RC) boreholes were drilled on Klipdam/Holpan for a total of 4,890.5 m. A total of 3,490 holes (16,754 m) were used in the resource estimate, the results of which are reported under Estimates of Mineralization below. The boreholes were drilled on a 100 x 50 m grid over an area of 150 ha. Since regional gravel grades are, typically, less than 0.5carat/100 m3 and average diamond sizes are typically >1carat per stone, boreholes are not sampled for diamonds. Furthermore, no other minerals or elements that can be assayed are known to show positive (or negative) relationships with diamonds in alluvial deposits, so no analytical procedures are described. Grades are estimated from actual results from mining and processing.

During the period January 2008 – February 2009, some 876,972 m3 of gravel was processed from Klipdam from which 8,066.34 carats were extracted and 691,729 m3 of gravel from Holpan from which 5,073.41 carats were extracted, for a total of 1,568,701 m3 and 13,139.75 carats, with average grade recoveries of 0.91 carat/100 m3 and 0.74 carat/100 m3, respectively.

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

– Page 28 –

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

Estimates of Mineralization

The Resources estimated to be present on Klipdam/Holpan are shown below. They were estimated by Rockwell’s Manager, Resources, G. Norton, (Pr. Sci. Nat.), a qualified person who is not independent of the Company and reviewed by T.R. Marshall, PhD, (Pr. Sci. Nat.), a qualified person who is independent of the Company and is responsible for the estimate.

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

Table 2a. Holpan and Klipdam Indicated Mineral Resources

Description of Gravel Resource	Volume (1) (cubic meters)	Grade (carats/100 cubic meters)	Value (US$/carat)
Holpan Rooikoppie	1,137,300	0.74	2008 -1,157 2009(2) - 671
Klipdam Rooikoppie	1,135,200	0.91	2008 - 3,892 2009(2) - 915
TOTAL	2,272,500	0.84

– Page 29 –

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

Table 2b. Holpan and Klipdam Inferred Mineral Resources

Description of Gravel Resource	Volume (1) (cubic meters)	Grade (carats/100 cubic meters)	Value (US$/carat)
Holpan Fluvial-alluvial	294,000	0.74	2008 -1,157 2009(2) - 671
Holpan Rooikoppie	5,643,000
Klipdam Fluvial-alluvial	1,504,000	0.91	2008 - 3,892 2009(2) - 915
Klipdam Rooikoppie	1,312,000
TOTAL	8,753,000	0.84

          Notes to Tables 2a and 2b:
          (1) Volumes fully diluted of sampling and mining for the period 2008-Feb 2009

Mining and Processing

The mining of the gravels at Holpan-Klipdam uses mechanized, shallow opencast earthmoving techniques. Topsoil (generally minimal) is removed and stored separately for use in later rehabilitation activities. The top layer of Rooikoppie gravel is then bulldozed onto stockpiles from which it is loaded into articulated dump trucks either by excavator or front-end loader for transport to the plant. The remaining Rooikoppie is then removed from the uneven calcrete substrate by means of an excavator. Calcretised overburden on top of the Primary gravel is removed so that the gravels are exposed and can be mined by bulldozers and excavators. The calcrete overburden is backfilled, side-cast or used in road-building. Care is taken to ensure the sterile excavation of the Primary gravels such that no contamination by the footwall lithologies occurs. Excavation continues to the base of the gravels where higher basal grades are expected to occur. Where the bedrock is soft, approximately 20 cm of bedrock is excavated with the gravels, so that any diamonds in the weathered rock will be recovered.

The Primary gravels are transported by truck to the diamond recovery plants. Surveying of the box cuts is undertaken on a monthly basis by the mine surveyor in order to obtain precise volumes for the Primary gravel, the suspended gravel, the calcrete and the Rooikoppie, against which diamond production could be reconciled and grade determined.

A double-18 ft rotary pan-plant system used to process gravels on Klipdam and a Dense Media Separation (DMS) plant is used on Holpan. Processing volumes (Run-of-Mine) on the two plants are approximately 350 tonnes per hour and 380 tonnes per hour, respectively.

– Page 30 –

Production and sales from Holpan and Klipdam for fiscal 2009, as well as production so far in fiscal 2010, are discussed under Results of Operations (Item 5.A).

Planned Program

Currently, mining is taking place concurrently on both Klipdam and Holpan.

Rockwell plans to continue operations at Holpan and Klipdam during the fiscal year. Some efficiency improvements are planned for the Klipdam Mine as well as adding an additional dewatering unit at the Holpan Mine. There are no capital costs associated with these upgrades as any fabrication work will take place within Rockwell’s mine workshops within existing maintenance and repair budgets.

There is a large amount of existing drill data, much of which requires analysis and integration with mining results and will take place during normal operations. No new drilling or bulk sampling is planned for Holpan and Klipdam. If, market should improve during 2009, then some 540 m of reconnaissance drilling/pitting (~360 pits) would be considered for Erf 1 Windsorton, the prospecting right adjacent (to the east) to Klipdam. The estimated cost of ZAR50,000 (US$5,500), would be derived from operations budget.

The Wouterspan Property

Location, Access and Infrastructure

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

Property Description and Ownership

The Wouterspan project is comprised of the following individual farm portions of the farm Lanyonvale 376:

– Page 31 –

Table 3. Summary of Current Mineral and Surface Rights Holdings on Wouterspan

Portion	Permit/right holder	Surface right holder	Size (hectares)
Portion 16, a Portion of Portion 9	Farhom Mining & Construction Ltd	HCVWD	188.7926
A surveyed Portion of Remainder of Portion 9 (Wouter)	Okapi Diamonds (Pty) Ltd	A C Vlok Trust	780.61
Portion 14 (Stofdraai)	HCVWD	A C Vlok Trust	1,369.9544
Remainder of Portion 9 (Wouter)	HCVWD	HCVWD	1,640.6412
Portion 16 (a portion of Portion 9)	HCVWD	HCVWD	240.4480
Remainder of Portion 18	HCWVD	Johan Gerber	271,5347
Portion 7 Portion 11 (De Hoek)	HCWVD	CJ Coetzee	1628,9209 1288,5227

History

The first diamond discovered in South Africa was about 75 km upstream of Wouterspan on the MOR, and led to the rapid proliferation of small-scale artisanal mining activities.

Early mining concentrated on the surface deflation deposits, known as Rooikoppie gravels. Rooikoppie gravels were mined extensively between Douglas and Prieska from 1926 to 1936 and again during 1943 to 1945.

The MOR had not seen much prospecting and mining activity since that time because large areas are covered by a very hard layer of calcrete, 0.5 m – 3 m thick, which limits access to the underlying gravel horizons; and the gravels contain a high percentage of banded ironstone clasts, which makes the treatment and concentration of the gravels technically difficult when using the traditional pan plant processes. More recently, the mining problem of the MOR was solved by the use of blasting and heavy earthmoving equipment to rip and remove the hard calcrete-silcrete layer. This new technology has resulted in the area being effectively explored and mined for the first time.

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

In 2005, drilling indicated an exploration target at Wouterspan of gravel in the range of 30 million tonnes. Bulk sampling returned grades in the order of 0.4 - 0.5 carats per 100 m3.

Between March 2005 and January 2006, a total of 513,892 m3 of Primary gravel and 24,013 m3 of Rooikoppie from 11 localities at Wouterspan property were tested during trial mining operations by VWDG. Bulk sampling locations were selected according to the most well-developed gravel assemblages both laterally and vertically as identified by drilling and a series of box-cuts were excavated. This work

– Page 32 –

indicated that the property hosts an extensive alluvial deposit with a large average stone size within the Rooikoppie and Primary gravel units. A volume of approximately 4,481,000 m3 of Rooikoppie gravel and 43,259,000 m3 of primary gravel was indicated as exploration potential from this work.

Additional drilling was done in 2006, 2007 and 2008. An independent resource estimate was done at February 2009. Results of the estimate are shown under Estimates of Mineralization below. Since Indicated Resources are estimated, inter alia, by defining an envelope of 250 m around/ahead of the current mining face, given suitable geological conditions and drill spacing, after mining of the above gravel from a previously identified indicated resource block, a new envelope was modelled to contain an estimated 313,000 m3 of gravel derived from forward modelling, which would be added to the final depleted resource estimate. Further, a minor amount of gravel volume (some 300,000 m3) was added to the inferred resource category by limited infill drilling completed in 2008.

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

The majority of the alluvial diamonds found in gravel deposits along the Middle Orange River (“MOR”) are found in two distinct gravel horizons: an upper deflation deposit called the Rooikoppie gravel and the basal Primary gravels.

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

The lower lying terraces along the MOR (middle orange river) are farmed extensively by means of centre-pivot irrigation systems. In addition, much of the area is blanketed by younger Kalahari sands which support scattered vegetation. As a result, aerial photographs and satellite images are of limited use for

– Page 33 –

delineating potential gravel target areas. Further, the mostly shale bedrock, combined with extensive post-depositional calcretisation of the gravels makes it difficult to identify bedrock channels on the terraces using geophysical surveys. Consequently, neither geophysics, nor satellite images are used extensively as primary exploration tools along the MOR.

All historic exploration has been by drilling and bulk-sampling, which are described in detail in the next two sections. No additional exploration has taken place on Wouterspan during the period October 2007 –February 2009.

Estimates of Mineralization

The mineral resources at February 28, 2009 were estimated by Rockwell’s Manager, Resources, G. Norton, Pr.Sci.Nat., a qualified person who is not independent of the Company and reviewed by T. Marshall, PhD, Pr.Sci.Nat., a qualified person who is independent of the Company and is responsible for the estimate.

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

Table 4a. Wouterspan Indicated Mineral Resources

Description of Gravel Resource	Volume (cubic meters)	Grade(2) (carats/100 cubic meters)	Value[3] (US$/carat)
Rooikoppie	714,400
Fluvial-alluvial	4,311,100	0.70	1,511
TOTAL	5,025,500	0.70	1,511

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

– Page 34 –

Table 4b. Wouterspan Inferred Mineral Resources

Description of Gravel Resource	Volume (cubic meters)	Grade(2) (carats/100 cubic meters)	Value(3) (US$/carat)
Rooikoppie	5,911,000
Fluvial-alluvial	31,863,000	0.70	1,511
TOTAL	37,774,000	0.70	1,511

Notes to tables 4a and 4b:

(1)	“Total” figure rounded off in table 4a.
(2)	Although the volumes of Rooikoppie and Fluvial-Alluvial gravels are estimated separately, the processing combines them, so separate grade determinations are not possible).
(3)

The average diamond value given relates to October 2008, as this is the figure that prices will have to achieve before the new process plant will be constructed and the mine is put back into full production.

Planned Program

At the end of November 2008, Wouterspan was put on Care & Maintenance. Mining and an upgrade of the processing plant are deferred pending an increase in the diamond price.

Saxendrift

Location, Access and Infrastructure

The Saxendrift project is located along the south bank of the middle Orange River between Douglas and Prieska in the Northern Cape Province of South Africa, which area has been the site of intense alluvial diamond activity since the 19th century. Saxendrift Mine is situated approximately 66 km southwest of Douglas, which lies 110 km southwest of Kimberley, the administrative capital of the Northern Cape Province and the historic centre of the South African diamond mining industry. The Kwartelspan prospect is located some 4 km east of the mine property.

The Saxendrift Mine area is accessed via tarred route R357 from Douglas to Prieska. A well-maintained network of high-speed gravel roads and farm tracks provides ingress to all areas of the Saxendrift Mine and prospecting area. Rockwell has built a bridge across the Orange River to allow access between the operations on the south (Saxendrift) and north (Wouterspan) sides of the river. Water for the Saxendrift Mine is pumped from the Orange River. Power is accessed from the national power grid. To deal with power outages, maintenance is scheduled during power outages and a 1 megawatt generator was acquired to run the plant. A backup generator is retained at the administration centre in Barkley West. An unpaved airstrip and helipad are located on the property. A large, national, airport is located at Kimberley. Labour and services are available in Douglas and skilled labour and broader services are available in Kimberley.

Property Description and Ownership

Together the Saxendrift properties comprise 5,142.52 hectares as show in Table 5 below. The mining area of Saxendrift Mine constitutes 1,368.17 hectares.

– Page 35 –

Table 5. Saxendrift and Kwartelspan Property Holdings

Property Name	Area (ha)	Mineral Right Holder	Permit Type and Number	Renewal Date
Saxendrift 20 Re/Ptn	1,368.2940	Saxendrift Mine (Pty) Ltd	New Order Mining Right 28/2008MR	17 March 2018
Annex Saxesdrift 21 Re/Ptn, and Ptn (Ptn 1)
Saxendrift 20 Re/Ptn	359.0000	Saxendrift Mine (Pty) Ltd	New Order Prospecting Right 751/2006(PRC)	29 Nov 2008 (Renewal submitted to DME on 09/09/2008 and was accepted on 22/09/2008)
Saxendrift 20 Ptn 12, 13, 16, 24, 25	1873.6898	HC van Wyk Diamonds Ltd	New Order Prospecting Right (NC) 30/5/1/1/2/1284PR	Granted on 19 June 2008, until 18 June 2010
Kransfontein 19 Ptn (Ptn 1)	903.6500	Saxendrift Mine (Pty) Ltd	New Order Prospecting Right 210/2006	11 April 2008 (Renewal was submitted to DME on 10 April 2008 and was accepted on 23 April 2008)
Kwartelspan 25 (Re/Ptn)

The surface rights to the Saxendrift Mine properties are held by Rockwell. The prospecting properties are owned by third parties with whom land use agreements are negotiated. The prospecting rights on the Kwartelspan Project cover some 903.65 hectares. Both Kwartelspan and Kransfontein properties are co-owned by CEJ van Niekerk with whom Trans Hex had a surface use agreement. Although the agreement lapsed at the end of February 2008, continued payment of a surface use rental by Rockwell has kept the agreement in place until a new agreement is negotiated.

History

The Saxendrift area has had a long history of diamond production dating back to the mid 1920’s. An estimated 96,000 carats of diamonds were extracted from the area between 1928 and 1964. Trans Hex commenced exploration and mining in the area in 2000 through a merger with GEM Diamond Mining Limited, which held the mineral rights to Saxendrift at that time.

While owned and operated by Trans Hex, Saxendrift comprised three mining areas: Brakfontein (not included in the disposal to Rockwell), Saxendrift Terrace A and Saxendrift Terrace B. From commissioning to the end of 2005, the Saxendrift Mine produced a total of 76,803 carats. The largest gem quality stone ever produced by Trans Hex – a 216 carat octahedron – was from the Saxendrift operation in 2001. Saxendrift also held the Trans Hex record for the highest dollar per carat price with a 9.22 -carat

– Page 36 –

blue stone that was sold in 2003 for in excess of US$45,000/carat. Production on Saxendrift was achieved by open cast mining methods with processing and recovery being achieved by a combination of rotary pan plants, Dense Media Separation and Flow-sort X-ray recovery.

The Saxendrift Project was held by THO from 2000 until the sale to Rockwell in 2007/2008. Although limited mining production took place up until January 2007, the Saxendrift Mine had officially been put on “care and maintenance” during 2006 as a result of a variety of economic aspects.

Geology

The present Orange River between Douglas and Prieska, generally referred to as the Middle Orange River (“MOR”), displays a meandering channel morphology, best developed in areas underlain by the Dwyka Group. Palaeochannel depositional packages of the Orange River are preserved at different elevations above the present Orange River bed. The ages of the terraces young with decreasing elevation and, conversely, the probability of preservation decreases with increasing age and elevation. The Saxendrift deposit comprises an extensive flat lying alluvial sequence located on terraces developed on the left bank of the present Orange River, approximately 20-70 m above the Orange River.

The bedrock is well exposed in the workings and shale and tillite of the Karoo age Dwyka Group, are common. The fluvial-alluvial gravels comprise a sequence of (basal) gravels 2-4 m thick overlain by generally less than 5m of variably calcreted sands and silts and covered by a thin layer of soil and scree. The cobble-sized clasts within the gravels consist mostly of lava and quartzite with significant, if variable, amounts of Banded Iron Formation (BIF), and minor amounts of limestone, tillite, and agate. The matrix is sandy to gritty. As is usual with these types of deposits the degree of calcretisation decreases downwards, from hardpan or laminar calcrete at the surface to loosely cemented gravels at depth. The gravels are, generally, not well sorted, and are typical of braid bars that migrate through sections of river channels in response to variable water speed.

Estimates of Mineralization

Rockwell re-modelled the resources according to the Company standards, and identified differences in volumes based on an incomplete dataset supplied to Rockwell by Trans Hex, and different to that supplied to Venmyn in 2006/7. Overall, the indicated resources have increased and the inferred resources have decreased from the previous estimate.

The mineral resources at February 28, 2009 were estimated by Rockwell’s Manager, Resources, G. Norton, Pr.Sci.Nat., a qualified person who is not independent of the Company and reviewed by T. Marshall, PhD, Pr.Sci.Nat., a qualified person who is independent of the Company and is responsible for the estimate.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

The following discussion includes references to "indicated resources". Rockwell advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. Readers cannot assume that all or any part of mineral deposits in this category will ever be converted into reserves

– Page 37 –

Table 6a. Saxendrift Indicated Mineral Resources

MINING AREA	Volume (cubic meters)	Grade(1) (carats/100 cubic meters)	Value (US$/carat)
Terrace A	804,945 2,483,494	1.32 0.8
Terrace B	1,774,660	1.15
Total	5,063,099	1.01	2008(3) 2,154 2009(2) 1,075

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

Table 6b. Saxendrift Inferred Mineral Resources

MINING AREA	Volume (cubic meters)	Grade(1) (carats/100 cubic meters)	Value (US$/carat)
Terrace A	3,629,127	0.8
Terrace B	86,476	0.68
Stockpiles	642,540	0.29
Total	4,358,143	0.72	2008(3) 2,154 2009(2) 1,075

Notes to tables 6a and 6b:

(1)	At 2 mm cut-off
(2)	Value modelled by Rockwell for 2009
(3)	Value received for sale of 1,520.17 carats during May through to October 2008

Kwartelspan

A single terrace was identified by Trans Hex to exist on the Kwartelspan prospect area. Based on drilling and bulk-sampling of Rooikoppie gravels an inferred resource was estimated as of March 2007 by the South African consulting company Venmyn.

– Page 38 –

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

Table 7. Kwartelspan Inferred Mineral Resources

Volume (cubic meters)	Grade (carats/100 cubic meters)	Value (US$/carat)
1,385,000	1.50	793

Planned Program

During Trans Hex’s tenure, a number of tailings-, oversize-, and rock- dumps were created. Based on visual inspection, it is thought likely that many of these might prove viable gravel resources – either they were too wet to process initially, or they are full of calcreted lumps of gravel due to the mining method practiced at the time, or the BIF content is extremely high, or for various combinations of the above. Rockwell has identified each of these dumps and will sample them systematically over the 2009/2010 period to determine whether or not they should be included in the Saxendrift resource. These samples will be batch processed through the old pan-plant. Following commissioning of the new plant in late 2008, virgin gravels from Terrace A were mined and processed on a trial-production basis Rockwell will focus on reviewing and integrating drill data received from Trans Hex on the Saxendrift and Kwartelspan properties prior to planning any additional drilling programs. Supplementary geological mapping also is planned for Kwartelspan under current operational budget.

Rockwell proposes to upgrade the screening and final recovery sections of the plant at Saxendrift in fiscal 2010, using one of three fully-functional rotary screens on the Wouterspan property. There are only relocation and installation costs of some ZAR 100,000 (approximately US$12,500).

With respect to the planned upgrade of the final recovery plant which will be improved to process Saxendrift concentrate as well as that from Niewejaarskraal and Wouterspan when these properties come on-stream. Rockwell plans utilise existing, spare X-Ray FLOWSORT machines to expand the throughput capacity of the existing facility.

Niewejaarskraal

Location and Access

The Niewejaarskraal project (comprised on the Niewejaarskraal and Viegelandsput properties) is located along the south bank of the Orange River between Douglas and Prieska in the Northern Cape Province of

– Page 39 –

South Africa Douglas lies 110 km southwest of Kimberley. Niewejaarskraal is situated approximately 66 km southwest of Douglas, some 13 km beyond Saxendrift Mine (to the south).

The Niewejaarskraal Project area is accessed via tarred route R357 from Douglas to Prieska. A well-maintained network of high-speed gravel roads and farm tracks provides ingress to all areas of the property. Water can be pumped from the Orange River. The property is connected to the national electricity grid, and the Company retains a backup generator in the Barkly West area to supplement as necessary. An unpaved airstrip and helipad is situated on the Saxendrift property, some 24 km by road from the project site. A large, national, airport is located at Kimberley.

Property Description and Ownership

The Niewejaarskraal project is comprised of the farms Niewejaarskraal 40 (two separate surveyed portions of Ptn 6 and a portion of Ptn 4, and Portion of Portion 2) and re/farm) and Portion of the Remainder Viegelandsput 39 in the Prieska district of the Northern Cape Province. The area covered by the Mining Right is 1,766.39 ha. The Surface Rights are held by Die Nuwejaarskraal Testamentere Trust (MT1601/2000) and Redivuvus Louw, with whom Rockwell has land-use agreements in place.

Table 8. Niewejaarskraal Mineral Rights and Permits

Property Name	Area (ha)	Mineral Right	Permit Number	Renewal Date
Niewejaarskraal 40 Ptn (Ptn 6)	1766.390	New Order Mining Right	22/2006(MR) NIEWEJAARSKRAAL MR	MR Conversion Granted 12/04/06 - valid until 11/04/16
Niewejaarskraal 40 Ptn (Ptn 4)
Niewejaarskraal 40 Ptn (Ptn 2)
Viegelandsput 39 Ptn Re/farm
Viegelandsput 39 Ptn Re/farm	324.105	New Order Prospecting Right	(NC)30/5/1/1/2/465PR 100/2007 (PR)	Granted 30/11/06 - 29/11/08 Renewal was submitted 09/09/08 Renewal accepted 22/09/08
Niewejaarskraal 40 Ptn (Ptn 6)	995.200	New Order Prospecting Right	(NC)30/5/1/1/2/209PR 214/2007 (PR)	Granted.30/11/06- 29/11/08 Renewal Submitted 09/09/08 Renewal accepted 22/09/08

History

The first alluvial diamond discovery in South Africa was on the farm De Kalk on the banks of the Upper Orange River, some 55 km upstream from Saxendrift in 1866. Recoveries of several large diamonds over

– Page 40 –

100 carat in size led to initial enthusiastic mining of shallow Rooikoppie gravels by artisanal diggers, who flocked to the area mining diamonds from the high level terraces. Since the late 1800’s, numerous properties along the middle Orange River have been prospected/mined for alluvial diamonds the majority of which have been derived from the Rooikoppie gravels.

The Niewejaarskraal Project was held by THO from 2001 until the sale to Rockwell in 2007/2008.

Trans Hex began development of the Niewejaarskraal Mine with a bulk-sampling program in mid-2001. A DMS plant was erected on site and full-scale production commenced in April 2002. This operation was suspended in late 2006.

Trans Hex commissioned Venmyn to complete mineral resource estimates in conjunction with its plans to sell the MORO properties. The March 2007 estimate showed indicated resources of 5,967,500 m3 grading 0.91 carats per 100 m3 and inferred resources of 8,080,000 m3 grading 0.73 carats per 100 m3.

Rockwell acquired the property in April 2008, subject to cessation rights from the DME which were acquired in February 2009.

Geology

The present Orange River between Douglas and Prieska, generally referred to as the Middle Orange River (MOR), displays a meandering channel morphology, best developed in areas underlain by the Dwyka Group. Palaeochannel depositional packages of the Orange River are preserved at different elevations above the present Orange River bed. The ages of the terraces young with decreasing elevation and, conversely, the probability of preservation decreases with increasing age and elevation. The Saxendrift deposit comprises an extensive flat lying alluvial sequence located on terraces developed on the left bank of the present Orange River, approximately 20-70 m above the Orange River.

The bedrock is well exposed in the workings and shale and tillite of the Karoo age Dwyka Group, are common. The fluvial-alluvial gravels comprise a sequence of (basal) gravels 2-4 m thick overlain by generally less than 5 m of variably calcreted sands and silts and covered by a thin layer of soil and scree. The cobble-sized clasts within the gravels consist mostly of lava and quartzite with significant, if variable, amounts of Banded Iron Formation (BIF), and minor amounts of limestone, tillite, and agate. The matrix is sandy to gritty. As is usual with these types of deposits the degree of calcretisation decreases downwards, from hardpan or laminar calcrete at the surface to loosely cemented gravels at depth. The gravels are, generally, not well sorted, and are typical of braid bars that migrate through sections of river channels in response to variable water speed.

The lower lying terraces along the MOR are farmed extensively by means of centre-pivot irrigation systems. In addition, much of the area is blanketed by younger Kalahari sands which support scattered vegetation. As a result, aerial photographs and satellite images are of limited use for delineating potential gravel target areas. Further, the mostly shale bedrock, combined with extensive post-depositional calcretisation of the gravels makes it difficult to identify bedrock channels on the terraces using geophysical surveys. Consequently, neither geophysics, nor satellite images are used extensively as primary exploration tools along the MOR.

Estimates of Mineralization

The mineral resources at February 28, 2009 were estimated by Rockwell’s Manager, Resources, G. Norton, Pr.Sci.Nat., a qualified person who is not independent of the Company and reviewed by T. R.Marshall, PhD, Pr.Sci.Nat., a qualified person who is independent of the Company, is responsible for the estimate.

– Page 41 –

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

Table 9. Niewejaarskraal Inferred Mineral Resources

Area	Gravel Type	Volume (cubic meters)	Grade (carats/100 cubic meters)	Value(1) (US$/carat)
Terrace A	Fluvial- alluvial Rooikoppie	11,831,500 1,840,000	0.84	1,075
Terrace B	Fluvial- alluvial Rooikoppie	5,990,000 969,000	0.84	1,075
Total		20,630,500	0.84	1,075

(1) Value modelled by Rockwell for 2009.

Planned Program

The current plan, given the depressed state of the international diamond market and weak diamond prices is for the Niewejaarskraal mine to remain on care and maintenance for the period 2009 to 2010 due to market circumstances. However, this operation has in the past produced high value and exceptional stones and on this basis the Company plans to modernize and re-open the mine once the diamond market improves.

Item 4A           Unresolved staff comments

Not applicable as the Company is a non-accelerated filer.

– Page 42 –

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of Rockwell's financial condition and results of operations for the fiscal year ended February 28, 2009, the nine months ended February 29, 2008 and the fiscal year ended May 31, 2007 should be read in conjunction with the Company's consolidated financial statements and related notes included in this Annual Report on Form 20-F. The consolidated financial statements included in this Annual Report on Form 20-F were prepared in accordance with Canadian GAAP. For a reconciliation of the Canadian GAAP to US GAAP, see note 17 to the consolidated financial statements.

Overview

Rockwell is engaged in the business of alluvial diamond production. The Company is focused on acquiring additional operating diamond properties or projects that have near-term potential for alluvial diamond production, as described in detail under ITEM 4B of the Annual Report on Form 20-F

Going Concern

Rockwell Diamonds Inc. (“Rockwell” or the “Company”) is incorporated under the British Columbia Business Corporations Act (formerly the Company Act of British Columbia), and is engaged in the business of diamond production and the acquisition and exploration of natural resource properties. The Company’s principal mineral property interests are located in South Africa.

The accompanying consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles (''GAAP''). The going concern basis of presentation assumes that Rockwell will continue in operation for the foreseeable future and will be able to realise its assets and discharge its liabilities and commitments in the normal course of business.

The Company incurred losses of $13 million during the year ended February 28, 2009 and continues to incur losses subsequent to year end. Although the Company has reduced costs substantially, sales of diamonds have also decreased. The risk that cash and working capital will not be sufficient to fund the continuing losses indicates that a material uncertainty exists which may cast substantial doubt on the ability of the Company to continue as a going concern. The directors believe that the Company will continue as a going concern for the fiscal year 2010 due to the following:

  At year end, the Company’s current assets exceeded its current liabilities by $0.6 million and the Company’s total assets exceeded its total liabilities by $70.4 million.
  The cash flow forecasts for the fiscal year 2010 indicate that additional funds of US$4 million will be required to enable the Company to continue as a going concern. The additional funding was calculated on the assumption that volumes remain constant with current production, with the new plant still operating at below 50% capacity, prices remaining at current depressed levels, which are 55% below pre crisis levels and the South African Rand remains at current levels relative to the United States and Canadian dollar.

The directors have commenced plans to raise financing, and the following plans have been considered to raise these funds:

  Private placement
  Prospectus
  Rights offering

The directors have started the process towards exercising either a rights offering or a private placement,

– Page 43 –

and have identified and communicated with current investors and potential new investors to ensure that the desired investment is raised.

Accordingly, the financial statements have been prepared on the basis of accounting policies applicable to a going concern. Should the Company and its subsidiaries be unsuccessful in raising the additional funds of US$4 million, they may be unable to realise their assets and discharge their liabilities in the normal course of business. If the going concern basis is not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

Critical Accounting Policies

The Company's significant accounting policies are presented in note 3 of the accompanying audited consolidated financial statements for the year ended February 28, 2009. A reconciliation of material measurement differences between these principles and accounting principles generally accepted in the United States is shown in note 17. The preparation of consolidated financial statements in conformity with Canadian and US generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company evaluates its estimates on an ongoing basis and bases them on various assumptions that are believed to be reasonable under the circumstances. The Company's estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Such estimates and assumptions include the estimation of mineral resources and reserves, the carrying values of mineral properties, the carrying values of property, plant and equipment, the assumptions used in determining the reclamation obligation, and the valuation of stock-based compensation expense.

A.           Results of Operations

Rockwell's annual and quarterly operating results are primarily affected by the level of operations activity associated with its mineral property interests. Economic factors such as foreign exchange fluctuations, mineral prices and regulatory development may also affect the Company's operating results and the volatility of the trading price of its common stock. To management's knowledge, there are no governmental, economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the Company's operations that are not disclosed in this Annual Report. Inflationary factors have not had a material impact on the Company's operating results for fiscal 2009, 2008 or 2007. The Company's financial position and results of operations are summarized below:

	As at	As at	As at
	February 28,	February 29,	May 31,
Balance Sheet	2009	2008	2007
Current assets	15,099,971	38,596,562	56,142,572
Mineral properties	28,894,477	25,247,937	24,121,855
Other assets	62,367,968	69,848,625	49,341,956
Total assets	106,362,416	133,693,124	129,606,383

Current liabilities	14,462,800	12,502,301	29,399,774
Other liabilities	21,478,590	34,076,016	28,613,767
Shareholders’ equity	70,421,026	87,114,807	71,592,842
Total liabilities and shareholders’ equity	106,362,416	133,693,124	129,606,383

– Page 44 –

		Nine months
	Year ended	ended	Year ended
	February 28,	February 29,	May 31,
Statements of Operations	2009	2008	2007
Revenue	34,633,477	36,149,308	10,103,328
Mine site operating costs	(25,113,363)	(22,730,271)	(8,974,742)
Amortization and depletion	(11,287,197)	(6,533,941)	(2,074,415)
Operating profit (loss)	(1,767,083)	6,885,096	(945,829)

Expenses
Accretion of reclamation obligation	1,072,389	464,316	55,471
Exploration	498,739	604,169	1,371,351
Foreign exchange loss (gain)	(350,485)	(751,318)	(3,580,364)
Legal, accounting and audit	1,863,261	790,725	691,759
Office and administration	3,489,460	2,697,077	2,993,453
Shareholder communications	453,489	198,985	200,574
Stock-based compensation	1,834,422	1,826,317	79,623
Travel and conference	605,812	654,705	666,194
Transfer agent filings	250,878	544,232	176,530
Subtotal	9,717,965	7,029,208	2,654,591

Loss on disposal of equipment	364,918	402,411	94,621
Loss on disposal of mineral properties	203,339	–	–
Interest (income)	(2,672,021)	(1,118,396)	(372,149)
Interest on capital leases	1,592,001	1,289,385	433,125
Convertible note accretion and interest expense	3,009,680	270,976	2,466,839
Loss on early extinguishment convertible promissory
notes	–	–	137,957
Write down of assets	2,590,958	–	–
Write-off of amounts receivable	291,063	18,360	224,942
Write-down of marketable securities	–	–	1
Subtotal	5,379,938	862,736	2,985,336

Loss before income taxes	16,864,986	1,006,848	6,585,756
Income tax expense	7,000	179,290	–
Future income tax (recovery) expense	(3,347,000)	2,261,110	(635,773)
Loss before non-controlling interest	13,524,986	3,447,248	5,949,983
Non-controlling interest	(549,024)	5,955,779	415,159
Loss for the period	12,975,962	9,403,027	6,365,142
Other comprehensive loss	13,409,383	–	–
Total comprehensive loss	26,385,345	9,403,027	6,365,142

Basic and diluted loss per common share	0.05	0.05	0.11
Weighted average number of common shares
outstanding	237,924,152	196,428,551	55,418,242

– Page 45 –

Production and Sales

The following is a comparison of the twelve months of fiscal 2009 (ending February 28, 2009) with the nine months ending February 29, 2008.

PRODUCTION
Operation	12 months ended February 28, 2009			9 months ended February 29, 2008
	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)
Holpan	561,583	4,127.40	0.73	676,026	5,385.82	0.80
Klipdam	711,924	7,041.81	0.99	584,643	5,018.88	0.86
Wouterspan	552,293	3,897.06	0.71	890,059	6,398.00	0.72
Makoenskloof	-	-	-	217,382	943.70	0.43
Saxendrift	194,287	2,436.73	1.18	-	-	-
Total	2,020,087	17,503.00	0.87	2,368,110	17,746.40	0.75

SALES, REVENUE AND INVENTORY
Operation	12 months ended February 28, 2009				9 months ended February 29, 2008
	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)
Holpan	3,741.08	4,272,511	1,142.05	839.82	5,425.29	7,218,906	1,330.60	366.28
Klipdam	5,656.97	18,954,292	3,350.61	1,742.31	5,061.47	7,264,657	1,435.29	360.01
Wouterspan	3,640.81	4,698,121	1,290.41	576.85	6,237.59	16,067,663	2,575.94	309.92
Makoenskloof	212.00	1,500,119	7,076.03	-	943.32	4,513,376	4,784.57	0.38
Saxendrift	2,069.54	3,656,268	1,766.71	367.21	-	-	-	-
Total	15,320.40	33,081,311	2,159.30	3,526.19	17,667.67	35,064,602	1,984.68	1,036.59

Subsequent to the year end, the production and costs for the five months ending July 31, 2009 are tabulated below:

PRODUCTION
Five months ended July 31, 2009
Mine	Volume (cubic meters)	Carats	Average Grade (carats/100 cubic meters)	Cost (US$/tonne)
Holpan	338,351	2,330.50	0.69	2.69
Klipdam*	404,108	4,067.90	1.01	2.69
Saxendrift	415,086	2,741.25	0.66	2.57
Total	1,157,545	9,139.65	0.79	2.64

The average cash costs of production from March 1 to July 31, 2009 (over the Company’s 2010 fiscal year) for the group has been approximately US$2.64 per tonne. A combination of restructuring, efficiency and plant throughput improvements, cost control measures, and increasing production are successfully keeping monthly cash costs below the Company’s target range of US$3.00 –3.50 per tonne. This unit cost is expected to remain at the low end of the range as the Company continues to increase production at existing operations and improve processing plant efficiencies.

– Page 46 –

Fiscal 2009 compared to nine months ended Fiscal 2008

In December 2007, the Company’s Board of Directors approved a resolution to change the Company’s year end from May to February, resulting in a nine month period for the fiscal period ended February 29, 2008. The information presented below is a comparison of the twelve months year ended February 28, 2009 (“fiscal 2009”) and the nine months fiscal period ended February 29, 2008 (“fiscal 2008”).

The Company had a loss of $13 million for fiscal 2009 compared to a net loss of $9.4 million for the nine months ended February 29, 2008. The loss was due to collapse in the diamond market in the fourth quarter of fiscal 2009, along with a global credit crunch which caused a total collapse in the demand and prices of commodities, with the diamond market being badly hit. Consequently, the Company decided to shut down operations in December and January, and the Wouterspan Mine was put into care and maintenance in order to preserve its cash balances.

During fiscal 2009, the Company realized diamond sales of $34.6 million compared to $36.1 million for fiscal 2008. This decrease was a result of the economic crisis which has caused diamond prices to collapse, resulting in no sales between November 2008 and February 2009. Since February 2009, prices remain approximately 55% below those achieved prior to November 2008.

Mining costs were $25.1 million in fiscal 2009 compared with $22.7 million in fiscal 2008. In fiscal 2009, the Saxendrift mine was commissioned in February. Amortization and depletion for the year was $11.3 million compared to $6.5 million in the prior fiscal period. All commissioning and retention costs were expensed and not capitalised. Due to the economic crisis, the Company decided to restructure the Middle Orange River operations and place the Wouterspan mine on care and maintenance to conserve cash and minimize costs. As part of this restructuring drive some 143 employees were retrenched, and short term contracts for some 40 employees were not renewed. All operations were shut down over December 2008 and January 2009, with all staff paid in full during the shutdown period.

Expenses for fiscal 2009 increased to $9.7 million in comparison to $7 million incurred for fiscal 2008 ($9.3 million annualized). Management have been successful in containing costs, even though the Company experienced significant legal costs due to the unsolicited bid by Pala and also had to make restructuring and retrenchment payments during the last quarter of fiscal 2009.

Significant impairments were made as a result of the economic downturn. Impairments totalling $2.6 million were incurred for mineral rights, property plant and equipment and receivables. As the diamond market is recovering with prices anticipated to be back to 50% of pre crash prices and the appetite for larger stones returning, these investments are anticipated to regain their market value in the next eighteen months.

Impairments included:

Loan by DME for reclamation	$0.5 Million
Processing Plant	$1.6 Million
Mineral Rights	$0.3 Million
Mine buildings	$0.2 Million

Fiscal 2008 Compared to Fiscal 2007

The Company had a loss of $9,403,027 for the nine month period ended February 29, 2008 compared to a net loss of $6,365,142 for the year ended May 31, 2007. The biggest component of this loss is attributable

– Page 47 –

to the non-controlling interest of $5,955,779 for this year compared to the $415,159 for the year ended May 31, 2007. Of this $5,955,779 an amount of $4,463,261 related to an exchange gain as a result of the 49% non-controlling interest being held at the South African operating subsidiaries rather than at the consolidated entity level whereby they would have shared in a net foreign exchange gain of only $751,358 thereby reducing the loss by $4,095,096 to $5,307,931. The further increase in net losses during the period resulted from stock based compensation expenses recognized on stock options granted during the nine months ended February 29, 2008, lower foreign exchange gains, interest expense on the Company’s capital leases, increased accretion of reclamation obligations, loss on disposal of assets and future income tax expenses which was offset by lower exploration and convertible note accretion expenses incurred in the year ended May 31, 2007. The Company recorded a loss of $0.05 per share for the nine months ended February 29, 2008, compared to a loss of $0.11 per share for the year ended May 31, 2007.

During the nine months ended February 29, 2008 the Company realized rough diamond sales of $36,038,106 of which $9,802,308 was earned during the third quarter of fiscal 2008 compared to $12,125,363 for the second quarter of fiscal 2008 and to $nil for the comparable period in the prior year. Mine site operating costs for the nine months ended February 29, 2008 amounted to $29,264,212 (three months ended February 29, 2008 - $9,768,420, three months ended November 30, 2007 - $11,712,135), which includes amortization and depletion charges of $6,533,941 (six months ended November 30, 2006 – nil).

Exploration expenses (excluding stock-based compensation) decreased to $604,169 for the nine months ended February 29, 2008 compared to $1,371,351 for the year ending May 31, 2007. This decrease is due to higher exploration activities incurred during the year ended May 31, 2007 performed on the African diamond properties which included the Holpan/Klipdam property. The exploration expenses for the nine months ended February 29, 2008 were mainly incurred on the Kwango River Project in the DRC and the Ricardo property in Chile.

The Company incurred a foreign exchange gain of $751,318 for the nine months ended February 29, 2008 compared to a foreign exchange gain of $3,580,364 for the year ended May 31, 2007 due to a higher amount of South African denominated liabilities and the strengthening of the Canadian dollar. Foreign exchange gains to the amount of $11,900,802 were realized in Durnpike and in Minera Ricardo (of which the non-controlling interest’s share of this gain was $4,463,261), while foreign exchange losses of $11,149,484 were accounted for in Rockwell RSA, Cayman Islands and Rockwell Canada (the non-controlling interest did not share in these losses) for the period ended February 29, 2008. Because the non-controlling interest did not share in the loss, this increased the loss for the consolidated Company.

Office and administrative costs for the nine months ended February 29, 2008 amounted to $2,697,077 in comparison to $2,993,453 incurred in for the year ended May 31, 2007, the variance is primarily due to reduced consulting and salary expenses as the Company has completed its major corporate financing, acquisition, and operational management and property investigation activities. Travel and conference expenses amounted to $654,705 for the nine months ended February 29, 2008 compared to $666,194 for the year ended May 31, 2007, largely due to reduced travel as the acquisition activities have been completed. Legal, accounting and audit expenses for the nine months ended February 29, 2008 amounted to $790,725 compared to $691,759 incurred for the year ended May 31, 2007. This increase was primarily due to increased legal and accounting services related the listing on both the Johannesburg Stock Exchange and the TSX, these increases were however partially offset by reduced legal and accounting services as the Company’s acquisition activities of Durnpike and HC Van Wyk have been completed.

– Page 48 –

Stock-based compensation increased to $1,826,317 for the nine months ended February 29, 2008 in comparison to $79,623 for the year ended May 31, 2007 due to an increase in the number of options granted during fiscal 2008.

B.           Liquidity and Capital Resources

Liquidity

At February 28, 2009, the Company had cash of $4.0 million, restricted cash of $2.7 million and an overdraft balance of $3.5 million, a net balance of $3.1million, with available cash of $0.4 million and a working capital of $0.6 million, as compared to cash and cash equivalents of $19.6 million and working capital of $26.1 million at February 29, 2008.

The Company had no long-term debt at February 28, 2009, other than asset retirement obligations relating to its Klipdam, Holpan, Wouterspan mines and Saxendrift operations, and capital lease obligations relating to mining equipment with three to four year lease agreements. The Company’s capital lease obligations are denominated in South African Rand (“ZAR”). Capital lease obligations have been presented at an exchange rate of 1 Canadian dollar = ZAR 7.8, the closing rate in effect on February 28, 2009. Since then, the South African Rand has further strengthened to 1 Canadian dollar = ZAR 7.3 by mid May 2009.

The significant decline in the prices of diamonds in recent months has had a negative impact on the Company’s profitability. With the current global financial crisis and economic downturn, the Company anticipates diamond prices will remain depressed in the near term.

In light of the current economic environment, the Company’s near-term goal has been to preserve its cash balance to the greatest extent possible, by minimizing operating costs and curtailing capital expenditures. In this regard, the Company is reviewing its operations with a view to optimize efficiencies, putting marginal operations on care-and-maintenance, and reducing costs wherever possible without compromising safety, health or environmental standards. Specific initiatives taken include:

  Restructuring and retrenchments were undertaken to reduce costs;

  The high cost, low grade Wouterspan operation was placed on care and maintenance in January 2009;

  Introduction of a smart mining program to modernize earth moving procedures, and the initiation of a comprehensive review of processing and recovery plant to ensure optimization and lowering of operating costs;

  The operations team and mine managers, assisted by a professional engineer, have implemented significant technical and operational improvements at the Holpan DMS to reduce costs, and improve throughput;

  The progressive implementation of wide ranging optimization and de-bottlenecking of the new high volume Saxendrift processing and final recovery plant by a dedicated engineering task force to ensure improved throughput and lowering of costs; and

  Improving utilization of the earth moving fleet which, in addition to reducing costs, has given the Company the ability to develop new operations without outlays of large amounts of capital on new earth moving equipment.

– Page 49 –

  The Company also continues to review its capital expenditure program for 2009, non-core activities and all service provider contracts. Management continues to focus on improved operational practices and efficiencies at each mining operation, and is actively identifying additional cost cutting opportunities.

The Company anticipates the cost reduction and operational efficiency measures taken by the Company along with existing cash flow from operations and the Company’s holdings of cash and cash equivalents will be sufficient to fund current operations and satisfy obligations as they come due.

Although the Company has implemented the necessary plans to ensure sufficient financial liquidity in the near term, the Company’s ability to repay or refinance its financial liabilities to their contractual maturities depends on a number of factors such as an improvement in diamond demand and prices and unfreezing of credit and capital markets, some of which are beyond the Company’s control. There is no assurance that our expected cash flows from operations in combination with other steps being taken will allow the Company to meet these obligations as they become due.

The Company has an overdraft facility in the amount of ZAR28 million ($3.8million) available for its operations. Current operating income is being used to service this facility. This facility has an interest cost based on prime and is reviewed periodically.

As of the end of June 10, 2009, the Company has unrestricted cash of $1.4 million and has utilized $2.8 million of the $3.5 million overdraft facility to maintain its operational requirements. The cash available of $2.1 million is available to finance the shortfall in operations until the anticipated breakeven point in the market prices anticipated in September 2009.

The average expenditures in the first few months of the current 2010 fiscal year is approximately ZAR5 million per month and has been decreasing as sales have been increasing. This recovery has been slowed by the strengthening of the ZAR in relation to sales achieved in US$.

To ensure the continuation of operations, and develop existing and new opportunities, the Board of Directors of Rockwell have proposed a financing to strengthen the Company’s balance sheet through a rights offering.

Capital Resources

The Company's sources of capital are primarily equity investment and debt.

Historically, the Company’s sources of funding have been cash flow from operations and the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company’s access to financing, when the financing is not transaction specific, is always uncertain. There can be no assurance of continued access to significant equity funding.

The Company's access to capital sources is dependent upon general financial market conditions, especially those that pertain to venture capital situations such as mineral exploration and development.

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions have had a significant material adverse impact on a number of financial institutions forcing them into bankruptcy or requiring government authorities to rescue them. These events and a general flight from risk have limited access to

– Page 50 –

capital and credit for many companies. The unprecedented disruptions in the current credit and financial markets, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company’s ability to obtain, or increase its cost of obtaining, capital and financing, if required, for its operations. The Company’s access to additional capital may not be available on terms acceptable to the Company or at all.

Furthermore, in recent months, worldwide securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies have experienced unprecedented declines in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In addition, significantly higher redemptions by holders of mutual and hedge funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price. Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely affect the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

During the year ended February 28, 2009, the Company did not complete any debt financings. The Company anticipates that it has sufficient funding facilities and funds available (Ref 1.6 above) to meet its working capital requirements, provided that the diamond market recovers and sales achieve over US$917 per carat on the near future and the exchange rate remains constant. At an exchange rate of ZAR8.8 / US$1 and current volumes and grade being achieved, breakeven point is anticipated to be reached when the Sales price per carat recovers to the US$1000 – US$1,100 per carat range.

The Company intends to raise additional funds and are investigating various available options at this stage to ensure adequate working capital should the recovery in the markets be delayed beyond our estimations and to complete capital projects to expand production.

Other than already described above, the Company had no other lines of credit or other sources of financing which have been arranged but as yet unused as at February 28, 2009.

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, restricted cash, amounts receivable, security deposit, reclamation deposit, accounts payable and accrued liabilities, reclamation obligation, capital leases, amounts owing pursuant to acquisition and balances receivable from or due to related parties. In addition, the Company has cash and certain liabilities denominated in South African rand. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality financial institutions. The Company does not have financial assets that are invested in asset backed commercial paper. The Company's minimize its credit risk by settling the receivables on its diamond sales in the month following the sale.

The Company has capital lease obligations with several financial institutions. The capital leases bear interest at rates linked to the prevailing prime rate of the relative financial institution, and are subject to interest rate change risk.

– Page 51 –

The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

Material Commitments for Capital Expenditures

At February 28, 2009 and August 21, 2009, the Company had no material commitments for capital expenditures.

C.           Research and Development, Patents and License, etc.

Not applicable.

D.           Trend Information

The months from November 2008 to February 2009 were the most testing times for prices and the overall diamond industry since the Great Depression. In response, Rockwell cancelled all sales for November and December 2008, embarked on a cost cutting program and also suspended all operations for the months December 2008 and January 2009. The immediate decisions which Rockwell management took during this period assisted the Company to address the challenges of the credit crunch and related depressed diamond prices.

The diamond industry’s financial stability was severely tested during this period and resulted in a few operations being liquidated as the industry and banks worked together to avoid liquidations as this would have had a detrimental ripple effect on the industry overall. However, there was a large amount of stressed sales of inventory, which created opportunities for companies with a positive cash balance.

Retailers continued their resistance to purchasing additional inventory and also reduced in-store inventory to acceptable levels while improving their levels of debt. The result of these latter actions was a worldwide cessation of trade in polished diamonds and, subsequently, rough diamonds for the months November to January. Trade resumed in February albeit very cautiously. A lower level of stressed sales continued through February and ultimately placed pressure on the values offered for rough diamonds, creating further opportunities for cash strong traders, and enabling them to purchase rough diamonds at prices that reduced the average values of their inventories. The pressure placed on rough diamond values and the high amount of opportunistic buying resulted in producers receiving around 50% below the high prices received in 2008.

Certain producers were forced to sell at these prices while Rockwell managed its operations and cash flow, and deferred selling until the latter part of February. Therefore, Rockwell diamonds were not sold at massive discounts. Rockwell also moved away from selling its entire inventory on tenders as we realized that traders were not prepared to offer good value but were attempting to purchase at prices equivalent to those last seen in the year 2000. Furthermore, the Company sold both directly to the industry and in part via tender. The combination of the postponement of diamond sales as well as using direct sales earned Rockwell better prices.

The largest producers, De Beers and Alrosa, also resisted selling at the discounted prices and introduced a slow down and cessation at the operational level. Most producers world-wide adopted a similar approach of cessation and reduction in production. Rough diamond inventory immediately reduced and, remarkably, shortages became evident in late February resulting in the increase in rough diamond prices.

– Page 52 –

The polished market was equally stressed but the diamond engagement sector of the retail industry maintained itself and saw relatively high volumes of polished 0.75 carat-2 carat stones sold, resulting in a price and demand increase for rough diamonds up to 5 carats in size. There was little demand for larger, over 5 carat rough diamonds because traders were unwilling to invest in a product that was difficult to sell unless such diamonds were highly discounted.

By the end of February 2009, rough diamond prices were 40% below the highs of 2008 (84% below the averages achieved by Rockwell in 2008 due to both price and mix). However based on the Company’s own results and market research, and information gleaned from the world wide web. Polished Prices, the BMO Rough Diamond Index, and Royal Bank Canada Diamond Research publications indications are that rough diamond prices have begun to increase since that time as shown in tender prices in March and May. (The average price per carat received increased from US$318.32 in February, to US$513.43 in March and to US$584.69 in May).

Rockwell is relatively confident that rough diamond prices will continue to increase during 2009 as is supported by market experts. However the occurrence of possible further corrections in rough diamond prices through 2009 cannot be totally discounted.

The graph below provides a summary of Rockwell’s diamond production and prices since start-up in 2006 is indicated below. This graph is typical of alluvial diamond producers in that it shows strong fluctuations consistent with the highly varied nature of alluvial diamond mine production as compared to a primary kimberlite production prices. Because of this, predicting average prices is challenging. In respect of 2009 sales, data suggest that the overall market prices appear to be trending upwards in line with the views of market observers and experts.

– Page 53 –

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

F.           Tabular Disclosure of Contractual Obligations

The Company has the following payment commitments: (a) minimum lease payments of $8.7 million, with $5.4 million payable in the next 12 months, with installments up to the year 2011 to various financial institutions for plant and equipment; (b) Remaining acquisition payment of $3.8 million to Trans Hex for the Remhoogte property following the successful acquisition of Saxendrift Mine (Pty) Ltd, though this transaction is at the election of the Company.

The following are the contractual maturities of contractual obligations (in thousands of Canadian dollars):

Payments due by period
	Total	Less than one year	1 to 3 years	3-5 years	More than 5 years
Contractual obligation	Nil	Nil	Nil	Nil	Nil
Long term debt obligations	8.7m	5.4m	3.3m	Nil	Nil
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase obligations	Nil	Nil	Nil	Nil	Nil
Reclamation Obligations	3.8m	Nil	Nil	Nil	3.8m
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	Nil	Nil	Nil	Nil	Nil
Total	12.5m	5.4m	3.3m	Nil	3.8m

Other than described above and in the notes of the audited financial statements for the year ended February 28, 2009, the Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

G.           Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and F above.

– Page 54 –

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following section sets out the names of members of the Board of Directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each director's principal occupation, the period of time during which each has been a director of the Company and the number of Common Shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at August 21, 2009.

The information as to the number of Common Shares beneficially owned, controlled or directed is not within the knowledge of the management of the Company and has been furnished by the respective nominees as reported in their filings at www.sedi.ca. The term of office of Mr. Greg Radke and Mr. Terrance Janes expired in June 2009 when they resigned from the Board of Directors.

Name, Position and Country of Residence	Period a Director of Rockwell	Securities Beneficially Owned or Controlled(1)
D. Mark Bristow [5] Director Johannesburg, South Africa	Since March 2007	2,433,286 Common Shares 600,000 Warrants 449,500 Options
John Bristow President, Chief Executive Officer, Chief Operating Officer and Director Pretoria, South Africa	Since August 2006	1,283,386 Common Shares 899,500 Options
David Copeland [3,5] Chairman and Director Vancouver, British Columbia, Canada	Since September 2006	1,224,373 Common Shares 500,000 Options 192,000 Warrants
William J. Fisher [2,3,5] Director Toronto, Ontario, Canada	Since November 2008	Nil
Sandile Zungu [3,4] Director Bryanston, South Africa	Since November 2008	Nil
Desmond Morgan Chief Financial Officer Johannesburg, South Africa	Since October 2008	Nil
Trevor Thomas Secretary Vancouver, British Columbia, Canada	Since February 2008	15,000 Options

Notes:
1.

The information as to securities beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees and is based on insider reports filed on www.sedi.ca as at June 24, 2009.

2.	Member of the Audit Committee
3.	Member of the Nominating and Corporate Governance Committee
4.	Member of the Compensation Committee
5.	Member of the Technical Committee

– Page 55 –

6.

Mr. John Bristow, Mr. Mark Bristow and Mr. Copeland each hold options to purchase common shares at $0.62 per share expiring on September 24, 2012. Mr. John Bristow also holds options to purchase common shares at $0.45 per share expiring on June 20, 2011.

7.	On June 18, 2009, Greg Radke (appointed 28 November 2008) resigned from the Board of Directors.
8.	On June 23, 2009, Terry Janes (appointed 28 November 2008) resigned from the Board of Directors.

Effective November 21, 2008, several changes were implemented to the board of directors as a result of a recent board review of the Company's operations in light of volatile capital market conditions and investor perceptions of listed diamond entities. The changes also reflected alignment with Rockwell's black economic empowerment partner, and were made as part of an agreement with the Company’s largest shareholder, Pala Investment Holdings Limited. The changes included the following:

  After playing key roles in the advancement of Rockwell, Mr. Pat Bartlett, Mr. Rene G. Carrier, Mr. Scott Cousens and Mr. Douglas Silver resigned from the Board;

  Mr. Sandile Zungu, a mechanical engineer with an MBA and a founding member of Zungu Investments Company (Proprietary) Limited, a diversified investment company which is the majority shareholder of Rockwell's empowerment partner Africa Vanguard Resources, joined the Board as an independent director; and

  Mr. Bill Fisher, a geologist with alluvial diamond mining experience in Africa and Brazil, and broad experience in the management of Canadian publicly listed companies joined the board as an independent director;

Principal Occupations and Other Information About Rockwell’s Directors and Management

DAVID COPELAND, P.Eng. – Chairman and Director

David Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America, including alluvial bulk sampling and alluvial start-up operations in the Northwest Territories, Canada. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration and development on behalf of companies for which Hunter Dickinson Services Inc. (formerly Hunter Dickinson Inc.) provides services. He is also a director of Hunter Dickinson Services Inc.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Continental Minerals Corporation	Director	November 1995	Present
	President & CEO	January 2008	Present
Farallon Resources Ltd.	Director	December 1995	April 2009

 – Page 56 –

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	February 1994	March 2008
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director	September 2006	Present
	Chief Executive Officer	September 2006	September 2007
	Chairman	September 2007	Present
Taseko Mines Limited	Director	March 1994	Present

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

He was employed by the Anglo American and De Beers Group of companies for 12 years from 1983 –1994. He served as Head of International Research with De Beers in Kimberley (South Africa), and was subsequently Head of the Geology Laboratory at the Anglo American Research Laboratories in Johannesburg. Thereafter he moved to the New Projects Division of the Anglo American Research Laboratories.

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

– Page 57 –

Most recently he was CEO of Kalahari Diamonds plc in Botswana, which successfully merged with Petra Diamonds in 2005. Dr. Bristow is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Rockwell Diamonds Inc.	Director	August 2006	Present
	President	August 2006	Present
	Chief Operating Officer	August 2006	Present
	Chief Executive Officer	September 2007	Present

DR. MARK BRISTOW – Director

Dr. Mark Bristow was appointed to the Rockwell Diamonds Inc. (“Rockwell”) Board of Directors in October 2006. Dr. Bristow comes to Rockwell with 20 years experience in exploration, development, project and corporate finance and management in the mining sector in Africa.

From 1992 to 1995, Dr. Bristow had executive responsibility for the exploration and new business activities of Randgold & Exploration. In August 1995 he was appointed managing director and subsequently, in October 1995, CEO of Randgold Resources, which he helped establish as Randgold & Exploration’s international mining and exploration subsidiary and subsequently built it into an independent, public gold mining and exploration company which is listed on the London Stock Exchange as well as NASDAQ in New York. He has held director positions on the boards of: Harmony Gold Mining Company Limited; Durban Roodepoort Deep Limited; Blyvooruitzicht Gold Mining Company Limited; Buffelsfontein Gold Mines Limited; and The Grootvlei Proprietary Mines Limited and until recently AFPLATS Plc., the AIM listed, junior Platinum company. Besides his affiliation with Randgold, Dr. Bristow was the Chairman of SOMISY (Syama) until that company was sold to Resolute in 2004. He is currently the Chairman of the SOMILO Board of Directors (Loulo Gold Mining Company), a non-executive Director of Morila Limited and a member of the President of Senegal’s Economic Advisory Committee as well as the President of Mali’s advisory council. He is also a fellow of the Geological Society of South Africa and he holds a PhD in geology from Natal University.

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

WILLIAM J. FISHER – DIRECTOR

Mr. Bill Fisher, a geologist with alluvial diamond mining experience in Africa and Brazil, and broad experience in the management of Canadian publicly listed companies has joined the board as an independent director.

– Page 58 –

William (Bill) Fisher, a British geologist, spent much of his early career in diamond exploration and mining in Africa. He was a mine production geologist in Angola for de Beers, and also in Guinea, West Africa for AREDOR where he was responsible for mine control of alluvial, colluvial and open pit kimberlite operations. He was also Mine Manager of a small alluvial gold mine in northern Queensland, Australia and as CEO of Ambrex Mining, he established a diamond pilot plant in Minas Gerais, Brazil. Mr. Fisher moved to Canada in 1993 as a diamond expert. He subsequently became Vice President of Exploration for Boliden, and then CEO of GlobeStar Mining Corporation. He has been Chairman and Director of a number of publically listed Canadian companies, including Treasury Metals, and currently serves as director of PC Gold as well as CEO of Karmin Exploration. Mr. Fisher holds a Bachelor of Science degree in Geology from Kingston University, London UK and is a practicing Professional Geologist.

SANDILE ZUNGU – Director

Mr. Sandile Zungu, a mechanical engineer with an MBA and a founding member of Zungu Investments Company (Proprietary) Limited ("Zico"), a diversified investment company which is the majority shareholder of Rockwell's empowerment partner Africa Vanguard Resources ("AVR"), has joined the Board as an independent director.

Sandile Zungu is founder, Chairman and majority shareholder of Zico, a broad-based black empowerment company. Mr. Zungu spent six years in engineering and production at Richards Bay Minerals, Engen Refinery, National Sorghum Breweries and South African Breweries. He subsequently joined the corporate finance division of African Merchant Bank, following which he played a key role in the formation of Sarhwu Investment Holdings growing it from a zero asset base to more than R400 million in the net asset value. Thereafter he assumed the role of Executive Director for Strategy and Empowerment at New Africa Investments Limited. He created Zico in 2002, a broad based and diversified industrial holding organization with interests in financial services, media, health care, and resources, the latter being held in AVR. AVR is Rockwell's empowerment partner and holds 26% of the prospecting and mining rights held in South Africa, with Rockwell holding the remaining 74%. Sandile completed a mechanical engineering degree at the University of Cape Town and an MBA at the Graduate School of Business, University of Cape Town.

TREVOR THOMAS, LLB – Secretary

Trevor Thomas has practiced in the areas of corporate commercial, corporate finance, securities and mining law since 1995, both in private practice environment as well as in-house positions and is currently in-house legal counsel for Hunter Dickinson Services Inc. Prior to joining Hunter Dickinson Services Inc., he served as in-house legal counsel with Placer Dome Inc.

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
Amarc Resources Ltd.	Secretary	February 2008	Present
Anooraq Resources Corporation	Asst Secretary	November 2007	Present
Continental Minerals Corporation	Secretary	February 2008	Present

– Page 59 –

Farallon Resources Ltd.	Secretary	December 2007	Present
Rockwell Diamonds Inc.	Secretary	February 2008	Present
Taseko Mines Limited	Secretary	August 1, 2008	Present

DESMOND MORGAN – Chief Financial Officer

Mr Desmond Morgan is a Chartered Accountant with an Honours Degree in Accounting Sciences from the University of South Africa (UNISA). He has extensive high level and operational financial management and accounting experience in mining, manufacturing, communications, finance, mergers and acquisitions, and corporate environments.

POTENTIAL CONFLICTS OF INTEREST

Several Directors of Rockwell also serve as directors of other similar companies involved in natural resource development. Accordingly, it may occur that properties will be offered to both Rockwell and such other companies. Furthermore, those other companies may participate in the same properties as those in which Rockwell has an interest. As a result there may be situations which involve a potential conflict of interest or issues in connection with the doctrine of “corporate opportunity”. In that event, a financially interested director would not be entitled to vote at meetings of directors in respect of a transaction involving the Company if it evokes any such conflict. The directors will attempt to avoid dealing with such other companies in situations where conflicts or corporate opportunity issues might arise and will at all times use their best efforts to act in the best interests of Rockwell.

B.           Compensation

GENERAL PROVISIONS

“Named Executive Officer” (“NEO”) means each of the following individuals:

(a)	the Chief Executive Officer (“CEO”);

(b)	the Chief Financial Officer (“CFO”);

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at February 28, 2009.

On December 12, 2007 the Board authorized the Company to change its year end from May 31 to February 28.

The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant give or otherwise provide to each NEO and director for the financial year ended February 28, 2009.

– Page 60 –

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Committee

The Board had established a Compensation Committee consisting of Mr. Terence Janes, Mr. Greg Radke and Mr. Sandile Zungu. Mr. Janes, Mr. Radke and Mr. Zungu became Committee members on December 16, 2008. In June 2009 Mr. Terence Janes and Mr. Greg Radke resigned as directors of the Company and as members of the Compensation Committee. Mr. Mark Bristow, Mr. Rene Carrier, Mr. David Copeland and Mr. Cousens were former members of the Compensation Committee. The Compensation Committee recommends compensation for the directors and executive officers of the Company. See further disclosure under heading “Report of Executive Compensation”. The charter for the Compensation Committee plan was adopted on February 28, 2008 as part of the Company’s Corporate Governance Policies and Procedures Manual (the “Manual”). This charter as well as the Manual are available for viewing at the Company’s website at www.rockwelldiamonds.com.

The function of the Compensation Committee is to review, on an annual basis, the compensation paid to the Company’s executive officers and directors, to review the performance of the Company’s executive officers and to make recommendations on compensation to the Board.

The Compensation Committee periodically considers the grant of stock options. Options have been granted to the executive officers and directors and certain other service providers taking into account competitive compensation factors and the belief that options help align the interests of executive officers, directors and service providers with the interests of shareholders.

The purposes and responsibilities of the Compensation Committee with respect to compensation matters are to assist the Board of Directors in carrying out its responsibilities relating to executive and director compensation. In furtherance of this purpose, the Compensation Committee has the following duties, responsibilities and authority:

(a) The Committee shall recommend to the Board of Directors the form and amount of compensation to be paid by the Company to directors for service on the Board and on Board committees. The Committee shall review director compensation at least annually.

(b) The Committee shall annually review the Company’s base compensation structure and the Company's incentive compensation, stock option and other equity-based compensation programs and recommend changes in or additions in such structure and plans to the Board of Directors as needed.

(c) The Committee shall recommend to the Board of Directors the annual base compensation of the Company's executive officers and senior managers (collectively the "Officers").

(d) The Committee shall recommend to the Board of Directors the range of increase or decrease in the annual base compensation for non-Officer personnel providing services to the Company.

(e) The Committee shall recommend to the Board of Directors annual corporate goals and objectives under any incentive compensation plan adopted by the Company for Officers and non-Officer personnel providing services to the Company, and recommend incentive compensation participation levels for Officers and non-Officer personnel providing services to the Company under any such incentive compensation plan. In determining the incentive component of compensation, the Committee will consider the Company’s performance and relative shareholder

– Page 61 –

return, the values of similar incentives at comparable companies and the awards given in past years.

(f) The Committee shall evaluate the performance of Officers generally and in light of annual corporate goals and objectives under any incentive compensation plan.

(g) The Committee shall periodically review with the Chairman and Chief Executive Officer their assessments of corporate officers and senior managers and succession plans, and make recommendations to the Board regarding appointment of officers and senior managers.

(h) The Committee shall provide oversight of the performance evaluation and incentive compensation of non-Officer personnel providing services to the Company.

(i) The Committee shall administer the Company's stock option and other equity based compensation plans and determines the annual grants of stock options and other equity based compensation.

(j) The Committee shall recommend to the Governance and Nominating Committee the qualifications and criteria for membership on the Committee.

Report on Executive Compensation

The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it in this role. As part of its mandate, the Board determines the type and amount of compensation for the President and Chief Executive Officer and other executive officers.

The Company’s Compensation Committee receives independent competitive market information on compensation levels for executives, if necessary, in determining the level of compensation for the executive officers and directors.

Mr. Copeland does not serve the Company solely on a full-time basis, and his compensation from the Company is allocated based on the estimated amount of time spent providing services to the Company. Mr. John Bristow, Mr. Morgan and Mr. Brenner work on the Company's activities on a full-time basis. The Company’s compensation policies and programs are designed to be competitive with similar junior mining exploration companies and to recognize and reward executive performance consistent with the success of the Company’s business.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;
(b)	motivating the short and long-term performance of these executives; and
(c)	better aligning their interests with those of the Company’s shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its stock option plan.

– Page 62 –

Base Salary

In the Board’s view, paying base salaries which are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are paid a salary in order to ensure that the compensation package offered by the company is in line with that offered by other companies in our industry, and as an immediate means of rewarding the NEO for efforts expended on behalf of the company.

The salary to be paid to a particular NEO is determined by gathering competitive salary information on comparable companies within the industry from a variety of sources, including surveys conducted by independent consultants and national and international publications. Payment of a cash salary fits within the objective of the compensation program since it rewards the NEO for performance of his or her duties and responsibilities.

The compensation of the Chief Executive Officer is approved annually by the Board. Base salary and bonus levels are determined taking into account independent market survey data.

Bonus Incentive Compensation

The Company's objective is to achieve certain strategic objectives and milestones. The Board will consider executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses. Bonuses are awarded at the discretion of the Board. The Board approves executive bonus compensation dependent upon compensation levels based on recommendations of the Compensation Committee, and such recommendations are generally based, if necessary, on survey data provided by independent consultants. There were no bonuses awarded in the financial year.

Equity Participation

The Company has in place a share option plan dated for reference August 14, 2008 (the “Plan”). The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company, encourage the alignment of interests with its shareholders and foster their continued association with the Company.

The Company believes that encouraging its executives and employees to become Shareholders is the best way of aligning their interests with those of its Shareholders. Equity participation is accomplished through the Company’s stock option plan. Stock options are granted to senior executives taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. Options are generally granted to senior executives and vest on terms established by the Compensation Committee.

At least annually, the Compensation Committee reviews the grants of stock options to directors, management, employees and consultants. Options have been granted in prior years taking into account competitive compensation factors and the belief that options help align the interests of such persons with the interests of Shareholders.

Performance Graph

The Company commenced trading on The Toronto Exchange (“TSX”) on February 22, 2008. The Company was previously listed on the TSX Venture Exchange (“TSXV”). The following graph compares the cumulative shareholder return on the Company’s Common Shares for the last five fiscal

– Page 63 –

years against the return of the TSXV and the S&P/TSX Composite Total Return Index based on a $100 investment on May 31, 2004. The year end of the Company was changed to February 28 in 2007.

Notes: The Company has not declared or paid a dividend on its Common Shares.

Option Based Awards

The Company’s long term incentives are designed to foster and promote the long-term financial success of the Company by strengthening the ability of the Corporation to attract and retain highly competent employees, motivate performance through incentive compensation, promote greater alignment of interests between employees and shareholders in creating long-term shareholder value, and enable employees to participate in the long-term growth and financial success of the Company. Long term incentives are comprised of stock options, with approximately the same value of each being provided. The Black-Scholes method is used to value stock options. The share price on the date of grant is used to value share units. Stock options provide employees with the opportunity to participate in the growth of the Company’s share price as well as benefit from the favourable tax treatment applicable to this form of compensation.

The Compensation Committee approves stock options to facilitate consideration of targeted direct compensation to senior executive officers. Options are generally granted in the last quarter of each year as part of the annual compensation review. Options are granted at other times of the year to individuals commencing employment with the Company. The exercise price for the options set in accordance with the rules of the TSX and is based on the five-day volume weighted average closing price prior to the date of grant.

– Page 64 –

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Stock Option Plan

The Company currently has a share purchase option compensation plan dated for reference August 14, 2008, the Stock Option Plan (for the purposes of this section, the “Plan”) approved by the shareholders in September 15, 2008 that allows the Company to grant options up to 10% of the issued and outstanding the Shares at any one time, typically vesting over two years, to its directors, employees, officers, and consultants. The exercise price of each option can be set equal to or greater than the closing market price of the Shares on the TSX on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of five years and typically terminate 30 days following the termination of the optionee’s employment, except in the case of retirement or death.

Material Terms of the Plan

The following is a summary of the material terms of the Plan:

(a)	Currently all options granted under the Plan are non-assignable and non-transferable and are issueable for a period of up to five years;

(b)

for stock options granted to employees or service providers (inclusive of management company employees), the Company must ensure that the proposed optionee is a bona fide employee or service provider (inclusive of management company employees), as the case may be, of the Company or any subsidiary;

(c)

if an optionee ceases to be employed by the Company (other than as a result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such optionee may be exercised within 90 days after the date of such optionee ceases to be employed as an officer or director or, as the case may be;

(d)

if an optionee dies, any vested option held by him at the date of death will become exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such optionee and the date of expiration of the term otherwise applicable to such option;

(e)

in the case of an optionee being dismissed from employment or service for cause, such optionee’s options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same;

(f)	the minimum exercise price of an option granted under the Plan must not be less than the Market Price calculated the day before the grant (as defined in the Plan);

(g)

Vesting of options shall be in accordance with the option commitment in the Plan or otherwise, at the discretion of the Board, and will generally be subject to: (i) the service provider remaining employed by or continuing to provide services to the Company or any of its affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or any of its affiliates during the vesting period; or (ii) the service provider remaining as a Director of the Company or any of its affiliates during the vesting period;

– Page 65 –

(h)

The maximum aggregate number of shares issuable upon exercise of options to non- employee directors must not exceed 1% of the total common shares of the Company outstanding at any time and no more than $100,000 in total award value per non- employee director on an annual calendar basis; and

(i)	The Board reserves the right in its absolute discretion to terminate the Plan with respect to all Plan shares in respect of Options which have not yet been granted hereunder.

The Company is of the view that the Plan provides the Company with the flexibility necessary to attract and maintain the services of senior executives and other employees and reflects in competing compensation to other companies in the industry.

The Plan also provides that:

(a)	All outstanding but unvested options will vest immediately prior to completion of a Change in Control (as defined in the Plan);

(b)

If an option which has been previously granted is set to expire during a period in which trading in securities of the Company by any participant is restricted by a black-out, or any such blackout extends to a date which is within five business days of the expiry of the option, the exercise date will be extended to ten business days after the trading restrictions are lifted; and

(c)	The Plan and outstanding options may be amended by the Board without shareholder approval in the following circumstances:

	(i)	it may make amendments which are of a typographical, grammatical or clerical nature only;

	(ii)	it may change the vesting provisions of an option or the Plan;

	(iii)	it may change the termination provision of an option or the Plan which does not entail an extension beyond the original Expiry Date of an Option;

	(iv)	it may add a cashless exercise feature payable in cash or shares to the Plan;

	(v)	it may make amendments necessary as a result of changes in securities laws applicable to the Company;

(vi)

if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX, it may make such amendments as may be required by the policies of such senior stock exchange or stock market; and

	(vii)	it may make such amendments as reduce, and do not increase, the benefits of the Plan to potential optionees.

The full text of the Plan is available for download at www.sedar.com.

– Page 66 –

SUMMARY COMPENSATION TABLE

The compensation paid to the NEOs during the Company’s most recently completed financial year of February 28, 2009 is as set out below and expressed in Canadian dollars unless otherwise noted:

Name and principal position	Salary ($)	Share- based awards ($)	Option- based awards ($)(5)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
				Annual incentive plans	Long- term incentive plans
John Bristow (3) President, CEO and COO	333,455	Nil	121,900	Nil	Nil	Nil	Nil	455,355
Desmond Morgan CFO (1)(3)	44,043	Nil	Nil	Nil	Nil	Nil	Nil	44,043
Dominque De La Roche Former CFO (2)(3)	136,922	Nil	81,266	Nil	Nil	Nil	Nil	218,188
Jeffrey Brenner Manager – Diamond Marketing and Sales	206,470	Nil	81,266	Nil	Nil	Nil	Nil	287,736
Hennie van Wyk Former Director – Operations (3)(4)	226,436	Nil	81,266	Nil	Nil	Nil	Nil	307,702

Notes:

(1)

Mr. Morgan commenced employment with the Company on October 13, 2008 and was appointed Chief Financial Officer on October 20, 2008. The salary in the table above reflects the pro-rata portion of his annual base salary of $116,491 (ZAR 900,000).

(2)	Mr. De La Roche resigned as Chief Financial Officer on October 17, 2008.
(3)

Compensation of the Company’s South African executives (Mr. Bristow, Mr. Morgan, Mr. De La Roche and Mr. van Wyk) is paid to each executive in South African Rand (“ZAR”) at an exchange rate of 1 Canadian dollar = ZAR 7.872, being the average monthly rate for the year ended February 28, 2009.

(4)

Mr. van Wyk was paid an annual salary of $323,150 (ZAR 2,544,000) until August 2008. Commencing August 28, 2008, he became a consultant for the Company at a retainer of ZAR 100,000 per month. The salary in the table above reflects the pro-rata compensation made to Mr. van Wyk as an employee and consultant for the full financial year.

(5)

The options granted in the 2008 financial year were granted pursuant to the Stock Option Plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Company’s common share price, expected dividend yield, and risk-free interest rate. The Black-Scholes grant date fair value for awards granted on June 20, 2008 was 90% of the option exercise price.

INCENTIVE PLAN AWARDS

Outstanding Option-based Awards

The Company only currently has an option-based awards plan and does not have any share based awards plan. The following table sets out all share-based awards and option-based awards outstanding as at February 28, 2009, for each NEO:

– Page 67 –

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)(1)
John Bristow President, CEO and COO	600,000 300,000	0.62 0.45	Sept 24, 2012 June 20, 2011	Nil Nil
Desmond Morgan CFO	Nil	Nil	Nil	Nil
Jeffrey Brenner Manager – Diamond Marketing and Sales	350,000 200,000	0.62 0.45	Sept 24, 2012 June 20, 2011	Nil Nil
Hennie van Wyk Former Director – Operations	300,000 200,000	0.62 0.45	Sept 24, 2012 June 20, 2011	Nil Nil

Notes:

(1)

The value at February 28, 2009 is calculated by determining the difference between the closing price of the Company’s common shares at February 28, 2009 ($0.04/share) underlying the option on the TSX and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plan (value vested or earned) during the year ended February 28, 2009:

Name	Option-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
John Bristow President, CEO and COO	Nil	Nil
Desmond Morgan CFO	Nil	Nil
Dominque De La Roche Former CFO	Nil	Nil
Jeffrey Brenner Manager – Diamond Marketing and Sales	Nil	Nil
Hennie van Wyk Former Director – Operations	Nil	Nil

Notes:

(1)

These amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the option at date of exercise and the exercise or base price of the option under the option- based award on the vest date.

– Page 68 –

PENSION PLAN BENEFITS

The Company has no pension plans for its directors, officers or employees.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The only written employment contracts between the Company and the NEOs, in place are with John Bristow, Desmond Morgan and Jeffrey Brenner. Hennie van Wyk has a consulting contract with the Company which contains a change in control provision. Under these agreements, Messrs. Bristow, Morgan, Brenner and van Wyk are required to work full time for the Company and are eligible to receive stock options and a performance based bonus at the discretion of the Compensation Committee and the Board and other standard benefits made available by the Company. In addition, under these agreements an amount equal to a minimum of 12 months salary, in the case of Mr. Bristow, and 3 months in the case of Mr. Brenner, 4 months in the case of Mr. Morgan and 3 months in the case of Mr. van Wyk is payable in the event of a termination without cause. In the event of a termination without cause or a resignation with cause within 12 months following a change of control, Mr. Bristow, Mr. Morgan, Mr. Brenner and Mr. van Wyk is entitled to receive, among other things, an amount equal to 12 months salary and accrued bonus, and all stock options held by these individuals will fully vest. Please see “Summary Compensation Table”.

Both these agreements define the events that could cause a resignation with cause within 12 months of a change of control. “Good Cause” means the occurrence of one of the following events without the Employee’s express written consent:

(a)

the assignment by the Company of any substantial new duties inconsistent with the Employee’s positions, duties, responsibilities and status with the Company immediately prior to such change in assigned duties;

(b)	a change in or reduction to the Employee’s position, duties, responsibilities or status with the Company compared to those that existed immediately prior to such change or reduction;

(c)	a reduction by the Company in the Employee’s Annual Salary;

(d)	a change in the principal place of work of the Employee to a location more than 50 kilometers from the then-current place of work;

(e)

the failure by the Company to continue in effect, or a material change in the terms of Employee’s participation in benefits under any Incentive Plan or Benefits plan, (collectively, the “Existing Plans”), the effect of which would be to materially reduce the total value, in the aggregate, of the Employee’s benefits under the Existing Plans, or any reduction by the Company of the number of paid vacation days to which the Employee is entitled;

(f)	any other circumstances which would constitute a constructive dismissal at common law;

(g)	any breach by the Company of any provision of the employment agreement;

(h)

the good faith determination by the Employee that, as a result of a Change of Control or any action or event thereafter, the Employee’s status or responsibilities within the Company have been diminished or the Employee is being prevented from carrying out his duties or responsibilities as they existed immediately prior to the Change of Control; or

(i)

the good faith determination by the Employee, based on the standing or business practices of a person or group of persons who acquire control of Rockwell or the assets of Rockwell under a Change of Control, that it is not in the Employee’s best interest to continue to be employed by Rockwell in his position at the time of the Change of Control.

– Page 69 –

The estimated incremental payments from the Company to each of Messrs. Bristow, Morgan and Brenner on (i) termination without cause or (ii) termination without cause or resignation with cause within 12 months following a change of control, assuming the triggering event occurred on February 28, 2009, are as follows:

NEO		Termination Without Cause	Change of Control
John Bristow	Salary	$271,128	$271,128
	Bonus	Nil	Nil
	Options	Nil	Nil
Desmond Morgan	Salary	$38,732	$116,198
	Bonus	Nil	Nil
	Options	Nil	Nil
Jeffrey Brenner	Salary	$51,617	$206,470
	Bonus	Nil	Nil
	Options	Nil	Nil
Hennie van Wyk	Salary	$38,732	$154,930
	Bonus	Nil	Nil
	Options	Nil	Nil

Notes:

(1)

Compensation of the Company’s South African executives (Mr. Bristow, Mr. Morgan and Mr. van Wyk) is paid to each executive in South African Rand (“ZAR”). For the purposes of the table above, an exchange rate of 1 Canadian dollar = ZAR 7.7454 was used.

Except as outlined above, there are no contracts, agreements, plans or arrangements that provide for payments to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO’s responsibilities.

DIRECTOR COMPENSATION

Director Compensation Table

Each independent director of the Company, who is not an executive officer, is paid an annual director’s fee of $20,000. Each director who is a member of a committee receives either an additional $5,000 for acting as Chairperson or $3,000 for being a member of a committee.

The compensation provided to the directors, excluding a director who is included in disclosure for an NEO for the Company’s most recently completed financial year of February 28, 2009 is:

– Page 70 –

Name	Fees earned ($)	Share-based Awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
David Copeland(3)	25,623	Nil	Nil	Nil	Nil	Nil	25,623
Mark Bristow(5)	36,000	Nil	Nil	Nil	Nil	Nil	36,000
Terrence Janes(1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Bill Fisher(1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Greg Radke(1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Sandile Zungu(1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Patrick Bartlett(2)(5)	26,250	Nil	Nil	Nil	Nil	Nil	26,250
Rene Carrier(2)(5)	22,372	Nil	Nil	Nil	Nil	Nil	22,372
Scott Cousens(2)(4)	24,762	Nil	Nil	Nil	Nil	Nil	24,762
Douglas Silver(2)(5)	20,250	Nil	Nil	Nil	Nil	Nil	20,250

Notes:

(1)	Joined as Director of the Board on November 21, 2008.
(2)	Retired as Director of the Board on November 21, 2008.
(3)	Fees paid to Mr. Copeland via CEC Engineering are based on time spent working on the Company’s matters.
(4)	Fees paid to Mr. Cousens via Hunter Dickinson Services Inc. are based on time spent working on the Company’s matters.
(5)	A one-time fee of $3,000 was paid to Mr. Bartlett, Carrier, Silver and $7,666 to Mr. Bristow for serving on a Special Committee established during the financial year.

The following table sets out all share-based awards and option-based awards outstanding as at February 28, 2009, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
David Copeland	500,000	0.62	Sept 24, 2012	Nil	Nil	Nil
Mark Bristow	450,000	0.62	Sept 24, 2012	Nil	Nil	Nil
Terrence Janes	Nil	Nil	Nil	Nil	Nil	Nil
Bill Fisher	Nil	Nil	Nil	Nil	Nil	Nil
Greg Radke	Nil	Nil	Nil	Nil	Nil	Nil
Sandile Zungu	Nil	Nil	Nil	Nil	Nil	Nil
Patrick Bartlett	Nil	Nil	Nil	Nil	Nil	Nil
Rene Carrier	300,000	0.62	Sept 24, 2012	Nil	Nil	Nil
Scott Cousens	450,000	0.62	Sept 24, 2012	Nil	Nil	Nil
Douglas Silver	300,000	0.62	Sept 24, 2012	Nil	Nil	Nil

– Page 71 –

Notes:

(1)

The value at February 28, 2009 is calculated by determining the difference between the closing price of the Company’s common shares at February 28, 2009 ($0.04/share) underlying the option on the TSX and the exercise price of the options.

The following table sets out all incentive plan (value vested or earned) during the year ended February 28, 2009, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
David Copeland	Nil	Nil	Nil
Mark Bristow	Nil	Nil	Nil
Terrence Janes	Nil	Nil	Nil
Bill Fisher	Nil	Nil	Nil
Greg Radke	Nil	Nil	Nil
Sandile Zungu	Nil	Nil	Nil
Patrick Bartlett	Nil	Nil	Nil
Rene Carrier	Nil	Nil	Nil
Scott Cousens	Nil	Nil	Nil
Douglas Silver	Nil	Nil	Nil

Notes:

(1)

These amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the option at date of exercise and the exercise or base price of the option under the option- based award on the vest date.

C.           Board Practices

All directors were elected at the annual general meeting held in November 2007, and have a term of office expiring at the next annual general meeting of Rockwell expected to be held in November 2009. .There are no contracts or arrangements under which directors are compensated or provided benefits upon termination of employment.

1. Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company’s board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board facilitates its independent supervision over management in a number of ways including: by holding regular meetings without the presence of management; by retaining independent consultants; and

– Page 72 –

by reviewing corporate developments with larger shareholders, analysts and potential industry partners, where it deems necessary.

The directors of the Company, except Mr. Fisher and Mr. Zungu, are not independent. The Company is taking steps to ensure that the duties generally performed by independent directors are being performed by the current directors. The Board members have extensive experience as directors of public companies and are sensitive to the related corporate governance and financial reporting obligations associated with such positions. Thus the Board members are reasonably well versed in the obligations of directors and the expectations of independence from management.

The following committees have been established by the members of Rockwell’s board of directors. The mandate of each committee is included in the Company’s corporate governance manual and can be viewed on the Company’s website (www.rockwelldiamonds.com):

Committee	Membership
Audit Committee	William Fisher
Nominating and Governance Committee	David Copeland William Fisher Sandile Zungu
Compensation Committee	Sandile Zungu
Technical Committee	Mark Bristow David Copeland William Fisher

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

2. Other Directorships

The section entitled Item 6 – Directors, Senior Management and Employees in this Annual Report gives details of other reporting issuers of which each director is a director or officer.

3. Orientation and Continuing Education

The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized. When new directors are appointed, they are acquainted with the Company’s mineral project and the expectations of directors. Board meetings generally include presentations by the Company’s senior management and project staff in order to give the directors full insight into the Company’s operations.

– Page 73 –

4. Ethical Business Conduct

The Board has adopted an ethics policy which is available on the Company’s website, www.rockwelldiamonds.com. The Board also understands that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

5. Nomination of Directors

The Board considers its size each year when it considers the number of directors required, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. The Board has a Nominating and Governance Committee, though the full Board retains responsibility for the recommendation of directors to the Shareholders for election.

6. Compensation

The Compensation Committee considers compensation for the directors and senior executive officers and submits its compensation recommendations to the Board for approval.

7. Other Board Committees

The Board has no committees other than the Audit Committee, Nominating and Governance Committee, Technical Committee and Compensation Committee.

8. Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committee.

AUDIT COMMITTEE

The Audit Committee’s Charter

The audit committee has adopted a charter that sets out its mandate and responsibilities. A copy of the audit committee charter is available at www.sedar.com and the Company’s website, www.rockwelldiamonds.com.

Composition of the Audit Committee

The current member of the audit committee is Messrs. William Fisher., Messrs. Terry Janes and Gregory Radke resigned from the Board of Directors on June 23, 2009 and June 18, 2009. All members are and were considered to be financially literate and are independent members of the audit committee. The Company is currently in the process of searching for new audit committee members to replace Messrs. Janes and Radke.

– Page 74 –

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company’s Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

Relevant Education and Experience

As a result of their education and experience, each member of the audit committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, and an understanding of internal controls and procedures for financial reporting.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

Audit Committee Oversight

The audit committee has not made any recommendations to the Board to nominate or compensate any external auditor that was not adopted by the Board.

The Company’s auditors, KPMG Inc., have not provided any material non-audit services.

Pre-Approval Policies and Procedures

The Company has adopted specific policies and procedures for the review and pre-approval of any services performed by its auditors. The procedures require that all proposed engagements of its auditors for audit and non-audit services be submitted to the audit committee for approval prior to the beginning of any such services. The audit committee considers such requests, and, if acceptable to a majority of the audit committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company’s auditors for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the regulations of the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

D.           Employees

At February, 2009, Rockwell has 467 direct employees. The Company's administrative and operational functions are primarily administered in South Africa (see Item 7B).

– Page 75 –

E.           Share Ownership

Security holdings of the Company's directors and senior management (as at February 28, 2009), as disclosed on www.sedi.ca.

Name of Insider (1)	Shares Beneficially Owned or Controlled (2)	As a percentage of outstanding shares
D. Mark Bristow	2,433,286 shares	1.02%
John W. Bristow	1,283,386 shares	0.54%
David Copeland	1,224,373 shares	0.51%

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

Share Option Plan

At the Company's Annual and Extraordinary General Meeting held in August 2008, shareholders of the Company approved a Share Incentive Plan ("2007 Plan") in accordance with the policies of the TSX.

Incentive stock options may be issued to directors, officers, employees or consultants of the Company at the discretion of the board of directors, subject to an aggregate maximum of 10% of the issued capital of the Company. This type of share option plan is called a “rolling” plan. Pursuant to the Plan, if outstanding options are exercised, or expire, or the number of issued and outstanding common shares of the Company increases, the number of options available to grant under the Plan increases proportionately. Options can have a maximum term of five years and typically terminate 90 days following the termination of the optionee's employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the board of directors at the time the options are granted.

The Option Plan is subject to restrictions that:

(j)

the number of shares issuable to insiders as a group under the Option Plan, when combined with shares issuable to insiders under all the Company’s other security based compensation plans may not exceed 10% of the issued shares within any 12 month period;

(ii)

the number of shares issuable to insiders as a group under the New Option Plan, when combined with shares issuable to insiders under all the Company’s other security based compensation plans, may not exceed 10% of the Company’s issued shares; and

(iii)

no exercise price of an option granted to an insider may be reduced nor an extension to the term of an option granted to an insider extended without further approval of the disinterested shareholders of the Company.

Options under the Option Plan must be granted at a price no lower than the five day volume weighted average trading price of the shares, which is calculated by dividing the total value of the securities traded

– Page 76 –

for the relevant period by the total volume. Where appropriate, the TSX may exclude internal crosses and certain other special terms trades from the calculation.

The continuity of share purchase options as at May 31, 2009 is as follows:

	Exercise	Feb 28			Expired/	May 31
Expiry date	price	2009	Granted	Exercised	cancelled	2009
September 24, 2012	$ 0.62	5,901,334	–	1,500	–	5,899,834
November 14, 2012	$ 0.63	1,104,834	–	–	3,334	1,101,500
June 20, 2011	$ 0.45	950,000	–	–	–	950,000
		7,956,168	–	1,500	3,334	7,951,334

Weighted average exercise price		$ 0.60	$ 0.00	$ 0.62	$ 0.63	$ 0.60
Weighted average fair value of options granted during the period						$ 0.00

As at May 31, 2009, 7,318,000 of the options outstanding with a weighted average exercise price of $0.60 per share have vested with grantees.

– Page 77 –

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

Rockwell's securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Rockwell does not have knowledge of or access to information about of the beneficial owners thereof. To the best of its knowledge, Rockwell is not directly or indirectly owned or controlled by a foreign government. As of February 28, 2009, Rockwell had authorized an unlimited number of common shares without par value of which 238,041,569 were issued and outstanding.

"Beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to have beneficial ownership of any securities that such person has a right to acquire within 60 days of the fiscal period through the exercise of any option or warrant. Any security that any person has the right to acquire within 60 days is deemed outstanding for the purpose of calculating the ownership of such person, but is not deemed to be outstanding for the purpose of calculating the ownership percentage of any other person.

Under the British Columbia Securities Act insiders (generally officers, directors, and holders of 10% or more of Rockwell's shares) are required to file insider reports of changes in their ownership within ten days of a trade in Rockwell's securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2 (phone (604) 899-6500) or at Canadian Securities Administrators website for Insiders' Disclosure, www.sedi.ca.

As at August 21, 2009 there were no current registered filed shareholding position of greater than 5%.

As of August 21, 2009, directors and officers of Rockwell in total (6 persons) own or control an aggregate of 4,912,945 common shares of the Company (2.06%) . These directors or officers do not have any different voting rights with respect to the common shares held by them. Under the British Columbia Securities Act, insiders (generally officers, directors, holders of 10% or more of the Company's shares) are required to file insider reports of changes in their ownership in the first 10 days following a trade in Rockwell's securities. Under British Columbia securities laws, insider trading information is available at www.sedi.ca

– Page 78 –

As at August 21, 2009, to the best of the Company's knowledge, the following is the geographic distribution of shareholders. Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

Percentage
of total
Location	shares
Canada	96.92%
United States	2.45%
Republic of South Africa	0.52%
Other countries	0.11%
Total	100%

To management's knowledge, there are no arrangements the operation of which may at a subsequent date result in a change of control of Rockwell.

B. Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect Rockwell or its predecessors during the fiscal year ended February 28, 2009 except as follows:

Balances payable	As at February 28, 2009	As at February 29,2008
Banzi Trading (h)	$–	$–
Jeffrey Brenner (d)	7,890	–
Jakes Tyres (i)	5,498	49,604
Hunter Dickinson Services Inc. (a)	180,267	–
Current balances payable	$193,655	$49,604

Liberty Lane (l)	383,330	–
Long-term balances payable	$383,330	$–

Balances receivable
Hunter Dickinson Services Inc. (a)	$–	$78,504
Flawless Diamonds Trading House (g)	3,441,510	477,298
Banzi Trade 26 (Pty) Ltd (h)	19,547	33,744
Diacor CC (k)	29,668	3,888
	$3,490,725	$593,434

 – Page 79 –

Transactions	Year ended	Nine Months Ended	Year ended
	February 28, 2009	February 29, 2008	May 31, 2007
Services rendered and expenses reimbursed:
Hunter Dickinson Services Inc. (a)	$1,280,316	$863,861	$1,988,027
Euro-American Capital Corporation (b)	–	14,393	18,765
CEC Engineering (c)	26,904	39,766	187,225
John Bristow	–	–	115,320
Jeffrey B Traders CC (d)	–	52,740	141,318
Seven Bridges Trading (e)	–	57,952	55,534
Cashmere Trading (f)	18,808	353,736	43,357
Banzi Trade 26 (Pty) Ltd (h)	29,768	47,575	251,942
Jakes Tyres (i)	440,283	1,141,454	267,361
AA Van Wyk (j)	–	148,658	173,977
Diacor CC (k)	39,510	3,888	–

Sales rendered to:
Flawless Diamonds Trading House (g)	$34,330,078	$36,038,106	$10,085,536
Banzi Trade 26 (Pty) Ltd (h)	884	–	–

Related Party transactions are explained below. These arrangements and transactions have typically been established to provide professional and cost effective services and resources to Rockwell. In particular these services relate to the remote areas in which some of Rockwell’s operations are located and have also been established to address security and social responsibility requirements. In remote areas it is difficult to obtain key services and make purchases of certain supplies on an as needed basis. Likewise security consideration is paramount given the high value product produced by the Company.

a)

Hunter Dickinson Services Inc. (“HDSI”) is a private company with a director in common with the Company. HDSI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery market related basis pursuant to an agreement dated November 21, 2008.

b)

Euro-American Capital Corporation is a private company controlled by Rene Carrier, a director of the Company, which provided management services to the Company at market rates for those services. Rene Carrier resigned as a Director in November 2008

c)	CEC Engineering Ltd. is a private company owned by David Copeland, Chairman and a director of the Company, which provides engineering and project management services at market rates.

d)

Jeffrey B Traders CC is a private company controlled by Jeffrey Brenner, a former director and employee of the Company, which provided management and specialized diamond marketing services to the Company at market rates.

e)

Seven Bridges Trading is a wholly owned subsidiary of Randgold Resources, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides office, conferencing, information technology, and other administrative and management services at market rates to the Company’s South African subsidiaries.

f)

Cashmere Trading is a private company owned by Hennie Van Wyk, an officer of the Company, which provides helicopter services for the movement of product on an ad-hoc basis at competitive market rates thereby providing benefits to the company and its employees in respect of secure transport of high value product and reduced insurance premiums.

– Page 80 –

g)

Flawless Diamonds Trading House (“Flawless”) is a private company where certain directors, former directors and officers of the Company, namely, Messr. Brenner, J W and D M Bristow and Van Wyk, are shareholders of. Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company for a fixed fee of 1% of turnover which is below the market rate charged by similar tender houses.

h)

Banzi Trade 26 (Pty) Ltd (“Banzi”) is 49% owned by HC van Wyk Diamonds Ltd and 51% by Bokomoso Trust. Banzi is an empowered private company established to provide self sustaining job creation programs to local communities as part of the company’s Social and Labour Plan which is required in terms of the Minerals and Petroleum Resources Development Act (“MPRDA”) Banzi provides the Company with buildings materials at market rates.

i)

Jakes Tyres is a private company with certain directors and officers (H C van Wyk) in common with the Company that provides tyres, tyre repair services and consumables at market rates to Rockwell’s remote Middle Orange River operations.

j)	AA Van Wyk is a private company owned by a party related to the directors and officers of the Company, which provided contract mining services at market rates.

k)	Diacor CC is a private company of which H C van Wyk is a directors from which Company has purchased consumable materials at market rates.

l)	Liberty Lane is the BEE partner of the Saxendrift property and has certain directors in common with the Company.

C.           Interest of Experts and Council

Not Applicable.

– Page 81 –

ITEM 8.           FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

See Item 17 Financial Statements.

Legal Proceedings

As of February 28, 2009, there is no material legal or arbitration proceedings against Rockwell or any of its subsidiaries, nor, to the knowledge of Rockwell, are such proceedings pending or threatened that may have or have had in the previous 12 months a material effect on Rockwell's financial position, other than as disclosed herein.

Dividend Policy

Rockwell has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of the Company are being retained for exploration of its projects.

B.           Significant Changes

There have been no significant changes to the accompanying financial statements since February 28, 2009, except as disclosed in this Annual Report on Form 20-F.

On April 11, 2008 the Company completed the acquisition of two open pit alluvial diamond mines (Saxendrift and Niewejaarskraal) then on care and maintenance, and three alluvial diamond exploration projects (Kwartelspan, Zwemkuil-Mooidraai, and Remhooget-Holsloot) referred to collectively as the Middle Orange River Operations (“MORO”) from Trans Hex Operations (Pty) Ltd. Registration and transfer of Saxendrift Mine Pty (Ltd) and the Saxendrift mining right, as well as prospecting rights in respect of the Kwartelspan, Zwemkuil-Mooidraai and part of the Remhoogte-Holsloot projects were obtained. In March 2009, the Niewejaarskraal mining rights occurred on March 4, 2009, subsequent to year end. Rockwell has chosen not to exercise the option on the Remhoogte prospecting right due to current harsh financial constraints and depressed diamond prices.

– Page 82 –

ITEM 9.           THE OFFER AND LISTING

A.           Offer and Listing Details

Trading Markets

	TSX Exchange		OTC Bulletin Board		JSE
	RDI		RDIAF		RDI
	High	Low	High	Low	High	Low
	CAD	CAD	USD	USD	ZAR	ZAR

Annual
Fiscal 2005	$0.66	$0.26	$0.52	$0.20
Fiscal 2006	$0.70	$0.28	$0.64	$0.22
Fiscal 2007	$0.85	$0.38	$1.98	$0.25
Fiscal 2008	$0.80	$0.50	$0.75	$0.30	R4.50	R4.00
Fiscal 2009	$0.64	$0.03	$0.70	$0.03	R4.25	R0.30

By Quarter
Quarter ended May 31, 2007	$0.78	$0.50	$0.70	$0.42
Fiscal 2008
Quarter ended August 31, 2007	$0.80	$0.62	$0.75	$0.57
Quarter ended November 30, 2007	$0.71	$0.55	$0.74	$0.55	R4.40	R4.40
Quarter ended February 28, 2008	$0.67	$0.50	$0.71	$0.30	R4.50	R4.00

Fiscal 2009
Quarter ended May 31, 2008	$0.64	$0.42	$0.70	$0.35	R4.25	R3.33
Quarter ended August 31, 2008	$0.54	$0.16	$0.53	$0.16	R4.00	R1.45
Quarter ended November 30, 2008	$0.34	$0.03	$0.32	$0.03	R3.01	R0.75
Quarter ended February 28, 2009	$0.08	$0.03	$0.09	$0.04	R0.90	R0.30

Monthly
March 2009	$0.05	$0.03	$0.05	$0.02	R0.30	R0.23
April 2009	$0.08	$0.04	$0.06	$0.03	R0.40	R0.29
May 2009	$0.08	$0.05	$0.07	$0.05	R0.47	R0.38
June 2009	$0.12	$0.05	$0.10	$0.04	R0.99	R0.23
July 2009	$0.06	$0.03	$0.05	$0.02	R0.57	R0.23
August 2009	$0.06	$0.05	$0.07	$0.04	R0.50	R0.30

The transfer of the Company's common shares is managed by its transfer agent, Computershare Trust Company of Canada of Vancouver.

B.           Plan of Distribution

Not applicable.

– Page 83 –

C.           Markets

The shares of Rockwell trade in Canada on the TSX Venture Exchange ("TSX Venture"), under the trading symbol RDI, in South Africa on the Johannesburg Stock Exchange (“JSE”) and are quoted on the National Association of Securities Dealers Over-The-Counter Bulletin Board ("OTCBB").

D.           Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

– Page 84 –

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

– Page 85 –

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

– Page 86 –

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

Changes to Rights of Common Shareholders

Changes to the articles and memorandum of Rockwell can be changed by a "special resolution", being a resolution passed by not less than 75% of the shares voted in person or by proxy at a duly convened shareholders meeting. Some corporate changes including amalgamation with another company, sale of substantially all of Rockwell's assets, re-domiciling out of the jurisdiction of British Columbia, creation of new classes of shares not only require such 75% approval but generally also give rise to a dissent right which is the right to be paid the fair value of the stockholder's shares in cash if the required special resolution is actually passed and Rockwell elects to proceed with the matter notwithstanding receipt of dissent notices. A notice of a shareholders meeting at which such an action is intended to be effected must include a prominent notice of the dissent right. Dissent provisions governed by the BCA and not by the articles of Rockwell.

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

– Page 87 –

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

– Page 88 –

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

– Page 89 –

E.           Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following, in management's understanding, summarizes the principal Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder (in this summary, a "U.S. Holder") who, at all relevant times, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident in Canada, deals at arm's length with Rockwell, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the "Treaty"), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, persons who acquired their Common Shares in a transaction considered for purposes of the Tax Act to be an adventure or concern in the nature of trade, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations there under, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by or on behalf of the Minister of Finance to the date hereof, and the current published administrative practices of the Canada Customs and Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. This summary does not take into account provincial, U.S., state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder's particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder. U.S. Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.

Dividends

Dividends paid or credited or deemed to be paid or credited to a U.S. Holder by Rockwell will normally be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder that beneficially owns such dividends is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of Rockwell's voting shares). Rockwell will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder's account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share provided that the share is not "taxable Canadian property" to the holder thereof. If the Common Shares are listed on a prescribed stock exchange, which currently includes the American Stock Exchange, a Common Share generally will not be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length alone or together owned, or had an interest or option in respect of 25% or more of Rockwell's issued shares of any class or series.

– Page 90 –

A U.S. Holder whose Common Shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act on a disposition or deemed disposition of such shares, will generally be relieved from such liability under the Treaty unless the value of the shares of the Company at the time of disposition is derived principally from real property situated in Canada within the meaning of the Treaty. Management of Rockwell believes that the value of Rockwell's Common Shares is not currently derived principally from real property situated in Canada. U.S. Holders whose Common Shares are taxable Canadian property should consult their own advisors regarding filing and other Canadian federal tax considerations.

United States Tax Consequences

United States Federal Income Tax Consequences

The following is, in the opinion of Rockwell after consultation with its professional advisors, a general discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Rockwell. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences, (see Item 10E "Taxation – Material Canadian Federal Income Tax Consequences for United States Residents" above). Accordingly, holders and prospective holders of common shares of Rockwell are urged to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Rockwell, based upon their individual circumstances.

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

– Page 91 –

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

Distribution on Common Shares of Rockwell

To the extent that a distribution paid to a U.S. holder on its common stock is not an excess distribution and is not a non-taxable distribution paid from earnings and profits previously included in income by a U.S. holder that has made a QEF election, the gross amount of such distribution (including any amount deducted in respect of withholding taxes) will generally be subject to U.S. federal income tax as foreign source ordinary dividend income to the extent such a distribution is paid out of the Company's current or accumulated earnings and profits. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of Rockwell, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

– Page 92 –

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

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or

– Page 93 –

makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. In the event that Rockwell qualifies as a PFIC for the fiscal year ending February 28, 2009 as well as in future fiscal years each U.S. Holder of Rockwell is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

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

– Page 94 –

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

– Page 95 –

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

– Page 96 –

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

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of Rockwell, Suite 1020 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6 or on request of Rockwell at 604-684-6365. Copies of Rockwell's financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.sedar.com.

– Page 97 –

I.           Subsidiary Information

The corporate structure is presented in Item 4.C of this Form 20-F.

– Page 98 –

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

– Page 99 –

ITEM 12.           DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.           Debt Securities

Not applicable.

B.           Warrants and Rights

Not applicable.

C.           Other Securities

Not applicable.

D.           American Depositary Shares

Not applicable.

– Page 100 –

PART II

ITEM 13.           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.           CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As required by paragraph (b) of Rules 13a-15 or 15d-15 under the Exchange Act, our Chief Executive Officer and Chief Financial Officer evaluated our Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report on Form 20-F. Based on this evaluation, these officers concluded that as of the end of the period covered by this Annual Report on Form 20-F, our disclosure controls and procedures were not effective to ensure that the information required to be disclosed by our Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to our company’s management, including our company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The conclusion that our disclosure controls and procedures were not effective was due to the presence of material weaknesses in internal control over financial reporting as identified below under the heading “Management’s Report on Internal Control Over Financial Reporting.”

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within our company have been detected.

B. Management’s Report on Internal Control Over Financial Reporting

Our Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for our company. Our company’s internal control over financial reporting is designed to provide reasonable assurance, not absolute assurance, regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada.

Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and

– Page 101 –

dispositions of our company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in Canada, and that our company’s receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our Chief Executive Officer and Chief Financial Officer conducted an evaluation of the design and operation of our internal control over financial reporting as of February 28, 2009 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal control over financial reporting was not effective as at February 28, 2009 due to resulting material weaknesses from the aggregation of the following significant deficiencies: (i) insufficient supervision and review by key accounting personnel over routine, non-routine and complex accounting transactions; (ii) inconsistent application of documented financial reporting procedures by accounting personnel; and (iii) ineffective review of certain accounting transactions by accounting personnel.

In order to remediate the material weaknesses, the Company’s management continues to enhance the effectiveness of internal controls related to its financial reporting process, including improvements to remediate the internal control deficiencies that existed as at February 28, 2009. Management has the following remediation plans in progress: (i) enhance controls around the timing and level of review of accounting schedules and calculations that support significant financial statement accounts; (ii) reinforce to accounting personnel the importance of consistent application of accounting procedures; and (iii) provide appropriate training to accounting personnel regarding the Company’s period end financial reporting process and procedures.

These programs, as enhanced, are designed to reduce, although they may not eliminate, the risk of a material misstatement to a reasonable level. The remediation efforts set out above are largely dependent upon our Company securing additional financing to cover the costs of implementing the changes required. If we are unsuccessful in securing such funds, remediation efforts may be adversely affected in a material manner.

Our internal control over financial reporting was not subject to attestation by our independent registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake.

– Page 102 –

C. Changes in Internal Control Over Financial Reporting

In the third and fourth quarters there were significant changes in key management positions for the financial management and reporting, including the Chief Financial Officer and Group Financial Manager positions.

Other than the above noted changes, there were no other changes in internal control over financial reporting in the year February 28, 2009 that occurred during the period covered by the annual report that has materially affected, or is likely to materially affect our internal control over financial reporting. However, as a result of the evaluation of our internal control over financial reporting as of February 28, 2009, conducted by our Chief Executive Officer and Chief Financial Officer, we expect to make such changes in the year ending February 28, 2010.

– Page 103 –

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

	Year ended	Nine months ended
Services:	February 28, 2009	February 29, 2008	(2)
Audit Fees	$322,000	$150,000
Audit-Related Fees(1)	-	130,000
Tax Fees	-	7,500
All Other Fees	-	-
	$322,000	$287,500

Note:	(1) "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(2) The audit for the nine-months ended February 29, 2008 was performed by Davidson and Company, Chartered Accountants.

Management of the Company requests approval from the audit committee for all audit and non-audit services to be provided by the Company's auditors. The audit committee pre-approves all such services with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

– Page 104 –

D.           Exemptions from Listing Standards for Audit Committees

Not applicable.

E.           Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

F.           Change in Registrant's Certifying Accountant

On December 16, 2008 the Board of Rockwell Diamonds Inc. resolved:

1.	The resignation Davidson and Company, Chartered Accountants, effective December 16, 2008, as auditor of the Company be accepted, and

2.	KPMG Inc., be appointed as auditor of the Company to be effective December 16, 2008, to hold office until the next annual meeting at a remuneration to be fixed by the directors.

In accordance with National Instrument 51 - 102 ("NI 51 - 102"):

(a)	Davidson and Company, Chartered Accountants, was asked to resign as auditor of the Company to facilitate the appointment of KPMG Inc, South Africa.

(b)

Davidson and Company, Chartered Accountants, did not express any reservation in its reports for the two most recently completed fiscal years of the Company, nor for the period from the most recently completed period for which Davidson and Company issued an audit report in respect of the Company and the date of this Notice;

(c)	the resignation of Davidson and Company and appointment of KPMG Inc., as auditor of the Company was considered and approved by the Audit Committee of the Company;

(d)

in the opinion of the Audit Committee of the Company, no "reportable event" as defined in NI 51 - 102 has occurred in connection with the audits of the two most recently completed fiscal years of the Company, nor any period from the most recently completed period for which Davidson and Company issued an audit report in respect of the Company and the date of this Notice; and

(e)	the Auditor's Letters have been reviewed by the Audit Committee of the Company.

G.           Corporate Governance

Not applicable.

D.           Exemptions from Listing Standards for Audit Committees

Not applicable.

E.           Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

– Page 105 –

PART III

ITEM 17.           FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)

Report of Independent Registered Public Accounting Firm on the consolidated balance sheets as at February 28 2009 and February 29, 2008.; consolidated statements of operations and deficit, and cash flows for each of the year ended February 28 2009, Nine months ended February 29 2008 and year ended May 31, 2007;

(2)	Consolidated balance sheets as at February 28, 2009 and February 29 2008;

(3)	Consolidated statements of operations and deficit for each of the year ended February 28 2009, Nine months ended February 29 2008 and year ended May 31, 2007;

(4)	Consolidated statements of cash flows for the periods referred to in (3) above;

(5)	Consolidated statements of shareholders equity for the periods referred to in (3) above;

(6)	Notes to the consolidated financial statements referred to I (2) through (5) above;

ITEM 18.           FINANCIAL STATEMENTS

Not applicable. See Item 17.

– Page 106 –

ITEM 19.           EXHIBITS

The following Exhibits have been filed with the 40F in 2008:

Exhibit Number	Exhibit Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002

99.5	Annual Information Form of the Company for the period ended February 29, 2008(1)

99.6

Audited consolidated balance sheets as at February 29, 2008 and May 31, 2007 and consolidated statements of operations, equity, and cash flows for the periods then ended, including the notes thereto and report of our independent registered public accounting firm thereon (1)

99.7	Management’s Discussion and Analysis of financial condition and results of operations for the period ended February 29, 2008 (1)

99.8	HCVW and Rockwell share exchange agreement to acquire an additional 23% of the Van Wyk Diamond Group assets. (1)

99.9	Acquisition Agreement between Trans Hex Group Limited and the Company to acquire the Saxendrift Mine. (1)

99.9	Consent of Davidson & Company LLP

99.10	Consent of Glenn Norton, Pr. Sci. Nat(1)

99.11	Consent of Tania R. Marshall, PhD., Pr. Sci. Nat(1)

99.12	Consent of Catherine Telfer B.Sc. Hons (Geol.), Dip. Bus. Man, MSAIMM, MAusIMM, Pr. Sci. Nat (1)

– Page 107 –

The following Exhibits are filed with the Company‘s Annual Report on Form 20-F in the current year:

Exhibit Number	Exhibit Description

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002

99.1

Audited consolidated balance sheets as at February 29, 2009 and February 29, 2008 and consolidated statements of operations, equity, and cash flows for the periods then ended, including the notes thereto and report of our independent registered public accounting firm thereon (1)

99.2	Management’s Discussion and Analysis of financial condition and results of operations for the period ended February 28, 2009 (1)

4.1

Subscription agreement amongst Richtrau no 139 (Proprietary) Limited The Trustees of the H C van Wyk Diamante Trust Durnpike Investments (Propietary) Limited Georgia Venue Investments 14 (Proprietary) Limited Klipdam Diamond Mining Company Limited Rockwell Diamonds Inc H C van Wyk Diamonds Limited and Africa Vanguard Resources (Proprietary) Limited

4.2	Exchange Agreement between Rockwell Diamonds Inc and Georgia Avenue Investments (Proprietary) Limited

– Page 108 –

Exhibit Number	Exhibit Description

4.3	Exchange Agreement between Rockwell Diamonds Inc and Richtrau no 139 (Proprietary) Limited

4.4

Exchange Agreement between Rockwell Diamonds Inc and Georgiea Avenue Investments 14 (Proprietary) Limited Klipdam Diamond Mining Company Limited Rockwell Diamonds Inc H C van Wyk Diamonds Limited and Africa Vanguard Resources (Proprietary) Limited

4.5	Loan Agreement amongst Georgia Avenue Investments 14 (Proprietary) Limited Africa Vanguard Resources (Proprietary) Limited and Rockwell Resources RSA (Proprietary) Limited

4.6	Loan Agreement amongst Richtrau no 139 (Proprietary) Limited and Rockwell Resources RSA (Proprietary) Limited

4.7	Sales of Shares and Claims Agreement between Rockwell Resources RSA (Proprietary) Limited Liberty Lane Trading 167 (Proprietary) Limited and Saxendrift Mine (Proprietary) Limited

4.8	Loan Agreement amongst Rockwell Resources RSA (Proprietary) Limited, Africa Vanguard Resources (Proprietary) Limited and Nieuwejaarskraal (Proprietary) Limited

4.9	Sale of Understanding amongst Rockwell Resources RSA (Proprietary) Limited and Zwemkuil (Proprietary) Limited

4.10	Shareholders’ agreement amongst Rockwell Resources RSA (Proprietary) Limited Liberty Lane Trading 167 (Proprietary) Limited and Saxendrift Mine (Proprietary) Limited

4.11	Shareholders’ Agreement amongst Rockwell Resources RSA (Proprietary) Limited and Zwemkuil (Proprietary) Limited

4.12	Consent of Tania R. Marshall, PhD., Pr. Sci. Nat (1)

4.13	Consent of Glenn Norton, Pr. Sci. Nat (1)

– Page 109 –

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROCKWELL DIAMONDS INC.

Per:

/s/ John Bristow
DR JOHN BRISTOW
Chief Executive Officer

DATED: September 12, 2009