Form 20-F/A
period 2009-02-28
ROCKWELL DIAMONDS INC.
filed 2010-07-08
CIK 1095847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F /A
Amendment No. 1

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

237,924,152 Common Shares without Par Value

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

[ ] Large Accelerated Filer	[ ] Accelerated Filer	[X] Non Accelerated Filer

- ii -

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [X]

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

- ii -

EXPLANATORY NOTE

This Annual Report on Form 20-F is being amended in response to a comment letter dated November 19, 2009 from the Securities and Exchange Commission in order to: (i) provide certain information that was inadvertently not included on the cover of the 20-F as originally filed, (ii) revise the Company’s disclosure regarding changes in internal control over financial reporting, (iii) revise the certifications included in Exhibit 12.1 and 12.2 to comply with Rule 13a-14(a), (iv) provide a revised auditor report together with the report from the Company’s predecessor auditor and (v) amend certain of the notes to the Company’s audited financial statements.

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

Annual Exchange Rates

Except as otherwise indicated, all dollar amounts are stated in Canadian dollars, Rockwell's reporting currency. The following table sets out the exchange rates, based on the noon rates as reported by the Bank of Canada, for the conversion of United States dollars into one Canadian dollar in effect at the end of the specified periods, the average exchange rates during such periods (based on daily noon rates as reported by the Bank of Canada) and the range of high and low exchange rates for such periods:

– Page 3 –

Exchange Rates

	Year Ended	Nine Months	Years Ended May 31
	February 28	Ended
		February 29
	2009	2008	2007	2006	2005
End of Period	0.7870	1.0206	0.9347	0.9079	0.7994
Average for Period	0.9045	0.8831	0.8800	0.8521	0.7937
High for Period	1.0006	1.0339	0.9347	0.9099	0.8493
Low for Period	0.8031	0.9338	0.8437	0.7951	0.7261

The following table sets out the high and low exchange rates, based on the noon rate as reported by the Bank of Canada, for the conversion of United States dollars into one Canadian dollar, for the following periods:

Exchange Rates

	High	Low
March 2008	1.0241	0.9713
April 2008	1.0002	0.9682
May 2008	1.0179	0.9761
June 2008	1.0052	0.9690
July 2008	1.0025	0.9733
August 2008	0.9768	0.9332
September 2008	0.9711	0.9241
October 2008	0.9447	0.7695
November 2008	0.8713	0.7721
December 2008	0.8423	0.7688
January 2009	0.8503	0.7834
February 2009	0.8224	0.7855

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

– Page 4 –

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

– Page 6 –

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

– Page 7 –

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

8.	Rockwell's principal capital expenditures and exploration expenditures in the fiscal years ended February 28, 2009, May 31, 2007, and nine months ended February 29, 2008 are as follows:

				Exploration
	Exploration	Mineral		Expenditures
	Expenditures	Property		Expensed	Mineral
	Deferred	Acquisition	Property, Plant	(excluding related	Property
	(capitalized	Cost	and Equipment	stock-based	Acquisitions
Year	or invested)	Capitalized	Acquired	compensation)	Expensed
2009	nil	$5,351,500	$18,937,995	$498,739	nil
2008	nil	$1,822,138	$26,751,592	$604,169	nil
2007	nil	$18,696,487	$46,340,914	$1,371,351	nil

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

9.	No principal capital expenditures are currently anticipated for the ensuing year.

– Page 14 –

10.	Pala Takeover bid - September 9, 2008

On September 9,2008, Pala Investment limited (“Pala”), a Swiss based investment fund with a significant shareholding holding (approximately 17%) in Rockwell through its indirect wholly- owned subsidiary 0833824 B.C. Ltd., made an unsolicited offer to purchase all of the outstanding common shares of Rockwell for $0.36 per share.

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

Following concerted efforts by Pala to mobilize existing and new shareholders to accept its offer, Pala withdrew its hostile bid in November 3, 2008, thereby ending the hostile bid process that they had initiated on September 9, 2008.

This permitted Rockwell, and its Directors and Management to proceed with the normal business of the Company.

Pala request for a special general meeting – April 29, 2009

In a further effort to take control of Rockwell following their previous hostile bid process for Rockwell, Pala announced on April 29, 2009 that it had called a Special General Meeting (the “meeting”) of the common shareholders of Rockwell to be held on June 17th, 2009, in Vancouver British Columbia, Canada.

Pala proposed three resolutions to be passed by Shareholders at the meeting. The three Resolutions were as follows:

1.

To consider and, if deemed advisable, to pass a special resolution of the shareholders to remove all the directors of the Company, in particular David Copeland (chairman), Mark Bristow, and John Bristow

2.

To elect new directors of the Company in place of the removed directors comprising: of Marthinus Von Wielligh, Phillip Reynolds, Sandile Zungu, Hennie van Wyk, William Fisher, Terrence Janes, and Greg Radke.

3.	To amend and then terminate the Company’s Shareholder Rights Plan Agreement

– Page 15 –

In response to the Pala call for the Meeting, The Executive Directors of Rockwell comprising David Copeland, John Bristow, and Mark Bristow issued a circular opposing the Pala Circular and presenting four Resolutions for the Meeting as follows:

1.	That the shareholders (“they”) vote against Pala’s proposal to remove any or all of the current directors from office.

2.	That the they vote against Pala’s proposal to amend and then terminate the

3.	Shareholder Rights Plan.

4.	That shareholders vote to support a fair rights offering.

5.	That shareholders vote for the denying Pala its expenses for requisitioning, calling and holding the meeting.

At the Special General Meeting held in Vancouver on June 17th, 2009, counsel advised that Resolution #3 be removed from the meeting and vote count, and following the collation of the results it emerged that all of the proposals put forward by Pala were rejected by shareholder vote. Approximately 74% of the Company’s issued and outstanding votes were voted by proxy at this meeting, and in summary 57.33% of these shareholders voted against the removal of one or more of the current Directors, 62.0% voted to continue the Shareholder Rights Plan, and 57.14% voted to direct Rockwell not to reimburse Pala costs associated with the Meeting.

Given the outcome of the votes cast by Shareholders at the Meeting Pala’s proposal to remove the incumbent Directors and Management of Rockwell was convincingly defeated and the Company and its Directors thus received a strong mandate to continue with the management of the Company’s business.

Subsequent to this meeting Terence Janes and Greg Radke, Pala’s representatives on the Rockwell board, resigned from the Board of Rockwell.

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

– Page 16 –

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

Black Economic Empowerment Holdings (“BEE”) in Holpan, Klipdam and Wouterspan Properties

During the year ended May 31, 2007, African Vanguard Resources (Proprietary) Limited (“AVR”), the holding company of Richtrau No 136 (Proprietary) Limited (“Richtrau”) purchased through Richtrau a 15% interest in the VWDG from the Van Wyk Trust for an amount of ZAR22.5 million ($3.4 million). During November 30, 2008 AVR indicated its commitment to increase its shareholding in the VWDG to 26% by subscribing for an additional 11% shares in each of the entities comprising the VWDG. The additional 11% stake was acquired by another subsidiary of AVR at a subscription price of ZAR 17.5 million.

– Page 18 –

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

– Page 20 –

D. Property, Plant and Equipment

Rockwell has plant and equipment located on its Holpan, Klipdam, Wouterspan, Makoenskloof and Saxendrift properties as at February 28, 2009.

	As at February 28, 2009
	Cost	Accumulated	Net book
		Amortization	value
		and
		Impairments
Land and Buildings	$5,822,677	$228,591	$5,594,086
Processing plant and equipment	52,090,193	15,102,720	36,987,473
Processing plant and equipment under capital lease obligation	21,374,971	5,931,733	15,443,238
Office equipment	859,678	302,618	557,060
Vehicles and light equipment	1,579,592	592,263	987,329
Vehicles and light equipment under capital lease obligation	–	–	–
	$81,727,111	$22,157,925	$59,569,186

Glossary of terms

Geological Terms

NI 43-101	National Instrument 43-101, the national securities law instrument in Canada respecting standards of disclosure for mineral projects.
Alluvial deposit	Accumulation of mineralization as a result of deposition in a river or stream.
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

Mining in the Republic of South Africa

South Africa has recently undergone major constitutional changes to effect majority rule, and also to effect mineral title. Accordingly, many laws may be considered relatively new, resulting in risks such as possible misinterpretation of new laws, modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of a new sovereignty over mining, any or all of which could have an adverse impact upon Rockwell. Rockwell's operations may also be affected in varying degrees by political and economic instability, crime, fluctuations in currency exchange rates and inflation.

– Page 22 –

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

Diamond resources are established by drilling on a regular pattern across an area to assess the volume of gravel units and taking several bulk samples that are processed to assess the number of diamonds, ie estimate the grade over the volume of gravel drilled. Detailed assessments of the distribution of the size and quality of diamonds in the bulk samples are also done.

  Rockwell uses a 2mm size cut off to establish grade for resource estimates.
  Rockwell’s grades for resource estimates incorporate losses due to mining dilution and process efficiencies.
  Mineral resources are sate for 100% ownership. All mines are owned 74% by Rockwell as indicated in the Form 20-F on Page 19 Section B Business Overview.
  The achieved value of the diamonds sales from bulk sampling or mining is used to represent the average diamond value for the resource at the time of the estimate.

Trial mining (and processing) commonly occurs after drilling to increase the comfort that the gravel unit is adequately diamondiferous to support the cost of extraction and processing.

Once mining is underway, the information from processing each year is used to inform the resource estimate, and the grade (and value per carat received) is adjusted to reflect the actual results. Depletion of mineral resources is calculated using the carats produced as the numerator and estimated carat resource available as the denominator.

HCVW1 and Klipdam

Period	Calculation	Depletion Percentage
February 1, 2007 to May 2007	7007 /387,921	1.80%
June 2007 to February 2008	17,746 /387,921	4.58%
March 2008 to Feruary 2009	15,066 /387,921	3.88%
Total	39,820 /387,921	10.26%

Saxendrift

Period	Calculation	Depletion Percentage
February 1, 2007 to May 2007	0/103,155	0.00%
June 2007 to February 2008	0/103,155	0.00%
March 2008 to Feruary 2009	2,437 /103,155	2.36%
Total	2,437 /103,155	2.36%

– Page 24 –

Annual Production

Productiion Periods (Carats)	HCVW[1] & Klipdam	Saxendrift	Total Production
February 1, 2007 to May 2007	7,007		7,007
June 2007 to February 2008	17,746		17,746
March 2008 to Feruary 2009	15,066	2,437	17,503
	39,820	2,437	42,257

1HCVW are operations acquired from HC van Wyk, including Holpan and Wouterspan mines and Makoenskloof project.

Estimated resources available at Rockwell Mines as at February 28, 2009

Holpan and Klipdam Mineral Resources
					Estimated Carats Available
	Inferred Resources	Indicated Resources			Inferred Resources	Indicated Resources	Total
Description of Gravel Resource	Volume	Volume	Grade	Value
	(cubic meters)	(cubic meters)	(carats/100 cubic meters)	(US$/carat)
Holpan Fluvial- alluvial Gravel	294,000		0.74	2008 - 1,157
					2,176		2,176
Holpan Rooikoppie gravel	5,643,000	1,137,273
				2009# - 671	41,758	8,416	50,174
Klipdam Fluvial- alluvial Gravel	1,504,163		0.91	2008 - 3,892			-
					13,688		13,688
Klipdam Rooikoppie gravel	1,312,000	1,135,229
				2009# - 915	11,939	10,331	22,270
TOTAL	8,753,163	2,272,502	0.84		69,561	18,746	88,307

– Page 25 –

Wouterspan Mineral Resources
					Estimated Carats Available
	Inferred Resources	Indicated Resources			Inferred Resources	Indicated Resources	Total
Description of Gravel Resource	Volume	Volume	Grade[2]	Value[3]
	(cubic meters)	(cubic meters)	(carats/100 cubic meters)	(US$/carat)
Rooikoppie	5,911,000	716,769	0.7	1,511	41,377	5,017	46,394
Fluvial- alluvial	31,863,000	4,311,167			223,041	30,178	253,219
TOTAL	37,774,000	5,027,936	0.7	1,511	264,418	35,196	299,614

					333,979	53,942	387,921

Saxendrift Mineral Resources
					Estimated Carats Available
MINING AREA	RESOURCE	Volume	Grade	Value
	CLASSIFICATION	(cubic meters)	(carats/100 cubic meters)	(US$/carat)	Inferred Resources	Indicated Resources	Total
Saxendrift Terrace A	Indicated 1	804,945	1.32	2,154		10,625	10,625
	Indicated 2	2,483,494	0.8			19,868	19,868
Saxendrift Terrace B	Indicated	1,774,660	1.15	1,540		20,409	20,409

TOTAL Indicated		5,063,099	1.01				-
Saxendrift Terrace A	Inferred	3,629,127	0.8	1,540	29,033		29,033
Saxendrift Terrace B	Inferred	86,476	0.68	1,540	588		588
Stockpiles	Inferred	642,540	0.29	2,154	1,863		1,863
TOTAL Inferred		4,358,143	0.72		31,484	50,902	82,386

– Page 26 –

Kwartelspan Mineral Resources
				Estimated Carats Available
Resource classification	Volume	Grade	Value
	(cubic meters)	(carats/100 cubic meters)	(US$/carat)	Inferred Resource $	Indicated Resources	Total
Inferred	1,384,577	1.5	793	20,768.66		20,769

				52,253	50,902	103,155

Rockwell’s principal properties, Holpan, Klipdam and Saxendrift (which are currently in production), Wouterspan (in production in fiscal 2009 but currently on care and maintenance) and Niewejaarskraal (planned for development as funds are available) had detailed resource assessments completed at February 28 2009. These estimates took into consideration archived data from previous drilling programs, 2009 drilling and sampling if done, and results from processing and depletion from mining to that time. This work was completed by the Company’s Resources Manager and reviewed by an independent expert (both are qualified persons as defined under Canadian Securities legislation). Dr Tania Marshall, PrSciNat, a qualified person who is independent of the Company, is responsible for the estimates. The details of the assessment are included in Technical Reports that were filed with the Company’s year end materials in its home jurisdiction (on www.sedar.com).

Technical Summary

The following disclosure is derived from Rockwell files and technical reports. Additional details can be found in technical reports on each property filed on www.sedar.com.

– Page 27 –

Properties in South Africa

Figure 1 shows the location of Rockwell’s principle properties: Holpan/Klipdam, Wouterspan and Saxendrift/Niewejaarskraal located in the Republic of South Africa ("RSA" or "South Africa").

Figure 1. Location of the Holpan/Klipdam, Wouterspan and Saxendrift/Niewejaarskraal Properties

– Page 28 –

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

– Page 29 –

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

In March 2006 an independent estimate of the inferred mineral resources for Holpan and Klipdam was completed, based on operational statistics, drilling and other sampling completed to that time as 12,339,700 m3 grading 1.16 carats per 100 m3, with an average value of US$848/carat. Potential for an additional 4,800,000 m2 of gravel, that is similar, visually, to the Rooikoppie gravels, surrounds the area of the inferred resource and that this gravel feature, was also identified from the prevalent red chert clasts (pebbles) in the regolith, abandoned artisanal workings, and vegetation features discernable from aerial photography, should be evaluated to determine its diamond content. Exploration work in fiscal 2008 and fiscal 2009 was assessing this area.

– Page 30 –

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

– Page 31 –

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

Table 2a. Holpan and Klipdam Indicated Mineral Resources

Description of Gravel Resource	(1) Volume (cubic meters)	Grade (carats/100 cubic meters)	Value (US$/carat)
Holpan Rooikoppie	1,137,300	0.74	2008 -1,157 2009(2) - 671
Klipdam Rooikoppie	1,135,200	0.91	2008 - 3,892 2009(2) - 915
TOTAL	2,272,500	0.84

– Page 32 –

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

Table 2b. Holpan and Klipdam Inferred Mineral Resources

Description of Gravel Resource	(1) Volume (cubic meters)	Grade (carats/100 cubic meters)	Value (US$/carat)
Holpan Fluvial-alluvial	294,000	0.74	2008 -1,157 2009(2) - 671
Holpan Rooikoppie	5,643,000
Klipdam Fluvial-alluvial	1,504,000	0.91	2008 - 3,892 2009(2) - 915
Klipdam Rooikoppie	1,312,000
TOTAL	8,753,000	0.84

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

– Page 33 –

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

– Page 34 –

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

Between March 2005 and January 2006, a total of 513,892 m3 of Primary gravel and 24,013 m3 of Rooikoppie from 11 localities at Wouterspan property were tested during trial mining operations by VWDG. Bulk sampling locations were selected according to the most well-developed gravel assemblages both laterally and vertically as identified by drilling and a series of box-cuts were excavated. This work indicated that the property hosts an extensive alluvial deposit with a large average stone size within the Rooikoppie and Primary gravel units. A volume of approximately 4,481,000 m3 of Rooikoppie gravel and 43,259,000 m3 of primary gravel was indicated as exploration potential from this work.

– Page 35 –

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

– Page 36 –

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

Table 4a. Wouterspan Indicated Mineral Resources

Description of Gravel Resource	Volume (cubic meters)	Grade(2) (carats/100 cubic meters)	Value[3] (US$/carat)
Rooikoppie	714,400	0.70	1,511
Fluvial-alluvial	4,311,100
TOTAL	5,025,500	0.70	1,511

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

– Page 37 –

Table 4b. Wouterspan Inferred Mineral Resources

Description of Gravel Resource	Volume (cubic meters)	Grade(2) (carats/100 cubic meters)	Value(3) (US$/carat)
Rooikoppie	5,911,000	70	1,511
Fluvial-alluvial	31,863,000
TOTAL	37,774,000	0.70	1,511

Notes to tables 4a and 4b:

(1)	“Total” figure rounded off in table 4a.
(2)	Although the volumes of Rooikoppie and Fluvial-Alluvial gravels are estimated separately, the processing combines them, so separate grade determinations are not possible).
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

– Page 38 –

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

.

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

– Page 39 –

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

– Page 40 –

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

Niewejaarskraal

Location and Access

The Niewejaarskraal project (comprised on the Niewejaarskraal and Viegelandsput properties) is located along the south bank of the Orange River between Douglas and Prieska in the Northern Cape Province of South Africa Douglas lies 110 km southwest of Kimberley. Niewejaarskraal is situated approximately 66 km southwest of Douglas, some 13 km beyond Saxendrift Mine (to the south).

– Page 42 –

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

History

The first alluvial diamond discovery in South Africa was on the farm De Kalk on the banks of the Upper Orange River, some 55 km upstream from Saxendrift in 1866. Recoveries of several large diamonds over 100 carat in size led to initial enthusiastic mining of shallow Rooikoppie gravels by artisanal diggers, who flocked to the area mining diamonds from the high level terraces. Since the late 1800’s, numerous properties along the middle Orange River have been prospected/mined for alluvial diamonds the majority of which have been derived from the Rooikoppie gravels.

– Page 43 –

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

Table 9. Niewejaarskraal Inferred Mineral Resources

Area	Gravel Type	Volume (cubic meters)	Grade (carats/100 cubic meters)	(1) Value (US$/carat)
Terrace A	Fluvial- alluvial Rooikoppie	11,831,500 1,840,000	0.84	1,075
Terrace B	Fluvial- alluvial Rooikoppie	5,990,000 969,000	0.84	1,075
Total		20,630,500	0.84	1,075

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

– Page 45 –

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

– Page 46 –

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

– Page 47 –

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

– Page 48 –

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

– Page 49 –

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

Fiscal 2008 Compared to Fiscal 2007

The Company had a loss of $9,403,027 for the nine month period ended February 29, 2008 compared to a net loss of $6,365,142 for the year ended May 31, 2007. The biggest component of this loss is attributable to the non-controlling interest of $5,955,779 for this year compared to the $415,159 for the year ended May 31, 2007. Of this $5,955,779 an amount of $4,463,261 related to an exchange gain as a result of the 49% non-controlling interest being held at the South African operating subsidiaries rather than at the consolidated entity level whereby they would have shared in a net foreign exchange gain of only $751,358 thereby reducing the loss by $4,095,096 to $5,307,931. The further increase in net losses during the period resulted from stock based compensation expenses recognized on stock options granted during the nine months ended February 29, 2008, lower foreign exchange gains, interest expense on the Company’s capital leases, increased accretion of reclamation obligations, loss on disposal of assets and future income tax expenses which was offset by lower exploration and convertible note accretion expenses incurred in the year ended May 31, 2007. The Company recorded a loss of $0.05 per share for the nine months ended February 29, 2008, compared to a loss of $0.11 per share for the year ended May 31, 2007.

– Page 50 –

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

– Page 51 –

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

– Page 52 –

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

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions have had a significant material adverse impact on a number of financial institutions forcing them into bankruptcy or requiring government authorities to rescue them. These events and a general flight from risk have limited access to capital and credit for many companies. The unprecedented disruptions in the current credit and financial markets, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company’s ability to obtain, or increase its cost of obtaining, capital and financing, if required, for its operations. The Company’s access to additional capital may not be available on terms acceptable to the Company or at all.

– Page 53 –

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

– Page 54 –

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

– Page 55 –

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

– Page 56 –

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

– Page 57 –

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

Name, Position and Country of Residence	Period a Director of Rockwell	Securities Beneficially Owned or Controlled(1)
D. Mark Bristow [5] Director Johannesburg, South Africa	Since March 2007	2,433,286 Common Shares 600,000 Warrants 449,500 Options
John Bristow President, Chief Executive Officer, Chief Operating Officer and Director Pretoria, South Africa	Since August 2006	1,283,386 Common Shares 899,500 Options
David Copeland 3, 5 Chairman and Director Vancouver, British Columbia, Canada	Since September 2006	1,224,373 Common Shares 500,000 Options 192,000 Warrants
William J. Fisher 2, 3, 5 Director Toronto, Ontario, Canada	Since November 2008	Nil
Sandile Zungu 3, 4 Director Bryanston, South Africa	Since November 2008	Nil
Desmond Morgan Chief Financial Officer Johannesburg, South Africa	Since October 2008	Nil
Trevor Thomas Secretary Vancouver, British Columbia, Canada	Since February 2008	15,000 Options

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

– Page 58 –

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

– Page 59 –

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

– Page 60 –

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

– Page 61 –

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

– Page 62 –

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

– Page 63 –

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

(e) The Committee shall recommend to the Board of Directors annual corporate goals and objectives under any incentive compensation plan adopted by the Company for Officers and non-Officer personnel providing services to the Company, and recommend incentive compensation participation levels for Officers and non-Officer personnel providing services to the Company under any such incentive compensation plan. In determining the incentive component of compensation, the Committee will consider the Company’s performance and relative shareholder return, the values of similar incentives at comparable companies and the awards given in past years.

– Page 64 –

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

– Page 65 –

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

– Page 66 –

Performance Graph

The Company commenced trading on The Toronto Exchange (“TSX”) on February 22, 2008. The Company was previously listed on the TSX Venture Exchange (“TSXV”). The following graph compares the cumulative shareholder return on the Company’s Common Shares for the last five fiscal years against the return of the TSXV and the S&P/TSX Composite Total Return Index based on a $100 investment on May 31, 2004. The year end of the Company was changed to February 28 in 2007.

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

– Page 67 –

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

– Page 68 –

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

– Page 69 –

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

INCENTIVE PLAN AWARDS

Outstanding Option-based Awards

The Company only currently has an option-based awards plan and does not have any share based awards plan. The following table sets out all share-based awards and option-based awards outstanding as at February 28, 2009, for each NEO:

– Page 70 –

Name	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
John Bristow President, CEO and COO	600,000 300,000	0.62 0.45	Sept 24, 2012 June 20, 2011	Nil Nil
Desmond Morgan CFO	Nil	Nil	Nil	Nil
Jeffrey Brenner Manager – Diamond Marketing and Sales	350,000 200,000	0.62 0.45	Sept 24, 2012 June 20, 2011	Nil Nil
Hennie van Wyk Former Director – Operations	300,000 200,000	0.62 0.45	Sept 24, 2012 June 20, 2011	Nil Nil

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

– Page 71 –

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

– Page 72 –

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

The compensation provided to the directors, excluding a director who is included in disclosure for an NEO for the Company’s most recently completed financial year of February 28, 2009 is:

– Page 73 –

Name	Fees earned ($)	Share- based Awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
David Copeland(3)	25,623	Nil	Nil	Nil	Nil	Nil	25,623
Mark Bristow(5)	36,000	Nil	Nil	Nil	Nil	Nil	36,000
Terrence Janes(1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Bill Fisher(1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Greg Radke(1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Sandile Zungu(1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Patrick Bartlett(2)(5)	26,250	Nil	Nil	Nil	Nil	Nil	26,250
Rene Carrier(2)(5)	22,372	Nil	Nil	Nil	Nil	Nil	22,372
Scott Cousens(2)(4)	24,762	Nil	Nil	Nil	Nil	Nil	24,762
Douglas Silver(2)(5)	20,250	Nil	Nil	Nil	Nil	Nil	20,250

Notes:

(1)	Joined as Director of the Board on November 21, 2008.
(2)	Retired as Director of the Board on November 21, 2008.
(3)	Fees paid to Mr. Copeland via CEC Engineering are based on time spent working on the Company’s matters.
(4)	Fees paid to Mr. Cousens via Hunter Dickinson Services Inc. are based on time spent working on the Company’s matters.
(5)	A one-time fee of $3,000 was paid to Mr. Bartlett, Carrier, Silver and $7,666 to Mr. Bristow for serving on a Special Committee established during the financial year.

– Page 74 –

The following table sets out all share-based awards and option-based awards outstanding as at February 28, 2009, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
David Copeland	500,000	0.62	Sept 24, 2012	Nil	Nil	Nil
Mark Bristow	450,000	0.62	Sept 24, 2012	Nil	Nil	Nil
Terrence Janes	Nil	Nil	Nil	Nil	Nil	Nil
Bill Fisher	Nil	Nil	Nil	Nil	Nil	Nil
Greg Radke	Nil	Nil	Nil	Nil	Nil	Nil
Sandile Zungu	Nil	Nil	Nil	Nil	Nil	Nil
Patrick Bartlett	Nil	Nil	Nil	Nil	Nil	Nil
Rene Carrier	300,000	0.62	Sept 24, 2012	Nil	Nil	Nil
Scott Cousens	450,000	0.62	Sept 24, 2012	Nil	Nil	Nil
Douglas Silver	300,000	0.62	Sept 24, 2012	Nil	Nil	Nil

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

– Page 75 –

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

The Board facilitates its independent supervision over management in a number of ways including: by holding regular meetings without the presence of management; by retaining independent consultants; and by reviewing corporate developments with larger shareholders, analysts and potential industry partners, where it deems necessary.

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

– Page 76 –

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

– Page 77 –

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

– Page 78 –

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

– Page 79 –

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

Options under the Option Plan must be granted at a price no lower than the five day volume weighted average trading price of the shares, which is calculated by dividing the total value of the securities traded for the relevant period by the total volume. Where appropriate, the TSX may exclude internal crosses and certain other special terms trades from the calculation.

The continuity of share purchase options as at May 31, 2009 is as follows:

– Page 80 –

	Exercise	Feb 28			Expired/	May 31
Expiry date	price	2009	Granted	Exercised	cancelled	2009
September 24, 2012	$0.62	5,901,334	–	1,500	–	5,899,834
November 14, 2012	$0.63	1,104,834	–	–	3,334	1,101,500
June 20, 2011	$0.45	950,000	–	–	–	950,000
		7,956,168	–	1,500	3,334	7,951,334

Weighted average exercise price		$0.60	$0.00	$0.62	$0.63	$0.60
Weighted average fair value of options granted during the period						$0.00

As at May 31, 2009, 7,318,000 of the options outstanding with a weighted average exercise price of $0.60 per share have vested with grantees.

– Page 81 –

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

– Page 82 –

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

– Page 83 –

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

– Page 84 –

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

– Page 85 –

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

– Page 86 –

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

– Page 87 –

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

– Page 88 –

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

– Page 89 –

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

– Page 90 –

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

– Page 91 –

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

– Page 92 –

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

– Page 93 –

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

– Page 94 –

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

– Page 95 –

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

– Page 96 –

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

– Page 97 –

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

– Page 98 –

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

– Page 99 –

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

– Page 100 –

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

– Page 101 –

I. Subsidiary Information

The corporate structure is presented in Item 4.C of this Form 20-F.

– Page 102 –

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

– Page 103 –

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

– Page 104 –

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

Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in Canada, and that our company’s receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

– Page 105 –

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

– Page 106 –

C. Changes in Internal Control Over Financial Reporting

There were changes in internal control over financial reporting in the year ended February 28, 2009 that have materially affected or are reasonably likely to materially affect internal control over financial reporting. However, as a result of the evaluation of our internal control over financial reporting as of February 28, 2009, conducted by our Chief Executive Officer and Chief Financial Officer, we expect to continue making such changes in response to the remediation plan.

– Page 107 –

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

– Page 108 –

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

G. Corporate Governance

Not applicable.

H. Exemptions from Listing Standards for Audit Committees

Not applicable.

I. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

– Page 109 –

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

ITEM 18. FINANCIAL STATEMENTS

Not applicable. See Item 17.

– Page 110 –

ITEM 19. EXHIBITS

The following Exhibits have been filed with the 40F in 2008:

Exhibit
Number	Exhibit Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5	Annual Information Form of the Company for the period ended February 29, 2008 (1)

99.6	Audited consolidated balance sheets as at February 29, 2008 and May 31, 2007 and consolidated statements of operations, equity, and cash flows for the periods then ended, including the notes thereto and report of our independent registered public accounting firm thereon (1)

99.7	Management’s Discussion and Analysis of financial condition and results of operations for the period ended February 29, 2008 (1)

99.8	HCVW and Rockwell share exchange agreement to acquire an additional 23% of the Van Wyk Diamond Group assets. (1)

99.9	Acquisition Agreement between Trans Hex Group Limited and the Company to acquire the Saxendrift Mine. (1)

99.9	Consent of Davidson & Company LLP

99.10	Consent of Glenn Norton, Pr. Sci. Nat (1)

99.11	Consent of Tania R. Marshall, PhD., Pr. Sci. Nat (1)

– Page 111 –

99.12	Consent of Catherine Telfer B.Sc. Hons (Geol.), Dip. Bus. Man, MSAIMM, MAusIMM, Pr. Sci. Nat (1)

– Page 112 –

The following Exhibits are filed with the Company‘s Annual Report on Form 20-F in the current year:

Exhibit Number	Exhibit Description

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002

99.1	Audited consolidated balance sheets as at February 29, 2009 and February 29, 2008 and consolidated statements of operations, equity, and cash flows for the periods then ended, including the notes thereto and report of our independent registered public accounting firm thereon (1)

99.2	Management’s Discussion and Analysis of financial condition and results of operations for the period ended February 28, 2009 (1)

4.1	Subscription agreement amongst Richtrau no 139 (Proprietary) Limited The Trustees of the H C van Wyk Diamante Trust Durnpike Investments (Propietary) Limited Georgia Venue Investments 14 (Proprietary) Limited Klipdam Diamond Mining Company Limited Rockwell Diamonds Inc H C van Wyk Diamonds Limited and Africa Vanguard Resources (Proprietary) Limited – JUNE 2008

4.2	Exchange Agreement between Rockwell Diamonds Inc and Georgia Avenue Investments 14 (Proprietary) Limited – JUNE 2008

– Page 113 –

Exhibit Number	Exhibit Description

4.3	Exchange Agreement between Rockwell Diamonds Inc and Richtrau no 139 (Proprietary) Limited – JUNE 2008

4.4

Subscription agreement amongst Richtrau no 139 (Proprietary) Limited The Trustees of the H C van Wyk Diamante Trust Durnpike Investments (Proprietary) Limited Georgia Avenue Investments 14 (Proprietary) Limited Klipdam Diamond Mining Company Limited Rockwell Diamonds Inc H C van Wyk Diamonds Limited and Africa Vanguard Resources (Proprietary) Limited –JUNE 2008

4.5	Loan Agreement amongst Georgia Avenue Investments 14 (Proprietary) Limited Africa Vanguard Resources (Proprietary) Limited and Rockwell Resources RSA (Proprietary) Limited – JUNE 2008

4.6	Loan Agreement amongst Richtrau no 139 (Proprietary) Limited and Rockwell Resources RSA (Proprietary) Limited – JUNE 2008

4.7	Sales of Shares and Claims Agreement between Rockwell Resources RSA (Proprietary) Limited Liberty Lane Trading 167 (Proprietary) Limited and Saxendrift Mine (Proprietary) Limited – OCTOBER 2008

4.8	Sale of shares agreement amongst Rockwell Resources RSA (Proprietary) Limited, Africa Vanguard Resources (Proprietary) Limited and Nieuwejaarskraal (Proprietary) Limited – OCTOBER 2008

4.9	Sale of shares agreement amongst Rockwell Resources RSA (Proprietary) Limited, Africa Vanguard Resources (Proprietary) Limited and Zwemkuil (Proprietary) Limited – OCTOBER 2008

4.10	Shareholders’ agreement amongst Rockwell Resources RSA (Proprietary) Limited, Africa Vanguard Resources (Proprietary) Limited and Nieuwejaarskraal (Proprietary) Limited –OCTOBER 2008

4.11	Shareholders’ agreement amongst Rockwell Resources RSA (Proprietary) Limited, Africa Vanguard Resources (Proprietary) Limited and Zwemkuil (Proprietary) Limited –OCTOBER 2008

4.12	Consent of Tania R. Marshall, PhD., Pr. Sci. Nat (1)

4.13	Consent of Glenn Norton, Pr. Sci. Nat (1)

4.14	Auditors report of Davidson & Company LLP for the year ending February 29, 2008

4.15	Consent of previous Auditors, Davidson & Company LLP

– Page 114 –

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROCKWELL DIAMONDS INC.

Per:

/s/ John Bristow

DR JOHN BRISTOW
Chief Executive Officer

DATED: July 6, 2010