Form 20-F/A
period 2009-02-28
ROCKWELL DIAMONDS INC.
filed 2010-08-30
CIK 1095847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 2

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

– Page 23 –

Basis for Unit of Production and Depletion of Mineral Resources by Rockwell

The Indicated and Inferred Resource categories used by Rockwell for its alluvial diamond deposits follow the CIM (“Canadian Institute of Metallurgy”) definitions.

Inferred Resource:

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Resource:

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Rockwell Resource Determination Methodology:

Rockwell Diamonds Inc utilises a matrix system to determine the category a resource should be placed. It must be noted that Rockwell Resource declarations are inclusive of mining dilution and process inefficiencies with a 2 mm bottom cut off. The value of the diamonds in the Resource declaration is determined through the sale of the recovered diamonds and not through the estimation of value by diamantiares. All Resources are for a 100 percent of the mineral area and not for the ownership percentage of Rockwell Diamonds Inc in the underlying subsidiary.

	Procedure	Comments
Desktop Studies	Identification of an “Area of Interest”	Typically the “area of interest” is in a well known alluvial diamond area or region with a history of past production (mining) and diamond sales
Field Studies	Geological mapping Reconnaissance drilling Remote sensing studies	To increase confidence in geological model, ascertain previous diamond information including grade and diamond value information.
Inferred Resource Estimation	Detailed Drilling on 100x100m grid	To establish nature of geological units (stratigraphy) and estimate gravel volume
	Bulk-sampling minimum of 0.5% of intended declared resource	To estimate grade
	Recovery of 500 carats	To estimate diamond value & size frequency
Indicated Resource Estimation	Infill drilling on a close spacing (50x50m)	To improve geological knowledge, construct detailed 3D resource models and improve the confidence in the estimate of gravel volume
	Bulk-sampling minimum of 5% of the intended declared resource	To estimate grade
	Recovery of 3,000 – 5,000cts	To estimate diamond value & size frequency- detailed size frequency analysis of stone sizes are conducted to characterize the overall diamond population characteristics particularly with respect to size

In conclusion Rockwell Diamonds Inc has sufficient confidence in its approach to resource determination that the company has mined since inception in 2006 on these resources and has demonstrated that the grades and diamond quality diamond values remain fairly consistent.

Reserves:

It must be noted that Rockwell is dealing with a distinct deposit-style. Other alluvial explorers and miners all exploit higher grade deposits in central and western Africa and do not have to publicly list the results of their resource determinations. Rockwell has not completed such extensive bulk sampling over all the mineral areas due to the high cost and lack of production capacity. This lack of sampling over the entire mineral area provides less confidence that Rockwell would need to assess the sustainability in diamond grade and values in order for a reserve to be declared. Over time Rockwell bulk samples the various mineral areas and when sufficient bulk sampling has been carried out over the entire mineral area the Company could be in a position where the requirements for a pre feasibility study can be met and the Company would be in such a position as to declare probable reserves under the Canadian Standards.

Unit of Measurement:

Rockwell Diamonds Inc reports all resources and depletion of resources in cubic metres. This is due to the variable nature of the specific gravity throughout the resource area. This creates too many variables for the Company to be satisfied in the accuracy of the numbers reported. Rockwell on a bi weekly basis surveys all excavations and stockpiles to determine the volume of ore that has been processed through the processing plants. All survey data is signed off by the Chief Surveyor a Qualified Person and the Mineral Resource Manager a Qualified Person. This data and its accompanying diamond production is then reconciled on a bi weekly and entered into the Company’s database. This database is then used for the compilation of the annual depletion.

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
					Deemed Carats Available
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
					Deemed Carats Available
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
					Deemed Carats Available
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
				Deemed Carats Available
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

DATED: August 30, 2010