Form 20-F
period 2010-02-28
ROCKWELL DIAMONDS INC.
filed 2010-09-01
CIK 1095847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2010

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

Gerhard Jacobs, +27 (0)11 481 7200, GerhardJ@Rockwelldiamonds.com, Level 1, “Wilds View”,
Isle of Houghton, Cnr Boundary & Carse O’Gowrie Road, Houghton Estate, Johannesburg,
South Africa, 2041
(Name, Telephone, E-mail and/or Fascimili number and Address of the Company Contact Person)

- ii -

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of each exchange on which registered
None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act
Common Shares without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

370,843,069 Common Shares without Par Value

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
Yes [   ]                No [   ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b 2 of the Exchange Act.

[   ]  Large Accelerated Filer            [   ]  Accelerated Filer           [X]  Non Accelerated Filer

- ii -

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

International Financial Reporting Standards as issued
U.S. GAAP [ ]	by the International Accounting Standards Board [ ]	Other [X]

If “"Other”" has been checked in response to the previous question, indicate by check mark which financial statement item Registrant has elected to follow:
Item 17[X]              Item 18 [   ]

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

T A B L E O F C O N T E N T S

– Page 2 –

CAUTIONARY NOTE TO INVESTORS CONCERNING ESTIMATES OF INDICATED RESOURCES

This Annual Report on Form 20-F includes references to "indicated resources". Rockwell advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. Readers cannot assume that all or any part of mineral deposits in this category will ever be converted into reserves.

CAUTIONARY NOTE TO INVESTORS CONCERNING ESTIMATES OF INFERRED RESOURCES

This Annual Report on Form 20-F includes references to "inferred resources". Rockwell advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. Readers cannot assume that all or any part of mineral deposits in this category will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or preliminary feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

– Page 2 –

PART 1

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.           KEY INFORMATION

A.           Selected Financial Data

The following table summarizes selected consolidated financial data for Rockwell Diamonds Inc. (the "Company" or "Rockwell" or the "Registrant") for the years ended February 28, 2010, 2009, the nine months ended February 29, 2008 and the years ended May 31, 2007 and 2006. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Cdn GAAP"). Note 17 to the financial statements included herein provides descriptions of the material measurement differences between Cdn GAAP and United States generally accepted accounting principles ("US GAAP") as they relate to the Company and a reconciliation to US GAAP of the Company's financial statements.

The information in the table was extracted from the detailed consolidated financial statements and related notes included in this annual report, and should be read in conjunction with such financial statements included elsewhere in the document and with the information appearing under the heading, "Item 5. Operating and Financial Review and Prospects."

The selected financial data is presented in Canadian Dollars and in accordance with Canadian GAAP and United States GAAP.

– Page 3 –

(In Canadian Dollars)	As at	As at	As at
	February 28	February 28	February 29	As at May 31
Balance Sheet Data	2010	2009	2008	2007	2006

Total assets (Cdn GAAP)	$105,243,386	$106,362,416	$133,693,124	$129,606,383	$288,647
Total assets (US GAAP)	105,243,386	106,362,416	133,693,123	130,135,690	288,646
Total liabilities (Cdn GAAP)	27,400,354	34,059,381	34,643,769	52,564,080	1,146,070
Total liabilities (US GAAP)	27,400,354	34,059,381	34,643,769	52,034,772	1,146,070
Share capital (Cdn GAAP)	127,999,040	119,952,532	112,095,390	88,903,530	11,857,649
Share capital (US GAAP)	127,999,040	119,952,532	112,095,390	88,903,530	11,857,649
(Deficit) (Cdn GAAP)	(49,020,317)	(41,982,624)	(29,006,662)	(19,603,634)	(13,238,492)
(Deficit) (US GAAP)	(49,020,317)	(41,982,624)	(29,006,662)	(19,603,634)	(13,696,885)
Shareholders’ equity (Cdn GAAP)	77,194,091	70,421,026	87,114,807	71,592,842	(857,423)
Shareholders’ equity (US GAAP)	77,843,032	72,303,035	99,049,355	77,571,611	(857,424)
Weighted Average No. Shares	267,164,309	237,924,152	196,428,551	55,418,242	23,640,123

			Nine months
	Year ended	Year ended	ended
	February 28	February 28	February 29	Year ended May 31

Statement of Operations Data	2010	2009	2008	2007		2006
Revenues (US and Cdn GAAP)	$29,776,933	$34,330,078	$36,038,106	$10,103,328	$	Nil
Loss for the period(1) (Cdn GAAP)	7,037,693	12,975,962	9,403,028	6,365,142		1,600,673
Loss for the period(1) (US GAAP)	7,037,693	12,975,962	9,403.028	6,365,142		1,553,817
Loss per share (Cdn GAAP)	$0.03	$0.05	$0.05	$0.11		$0.07
Loss per share (US GAAP)	$0.03	$0.05	$0.05	$0.11		$0.07

Note:

(1) Loss from continuing operations and loss for the period are the same for all periods presented.

No cash or other dividends have been declared.

Currency and Exchange Rates

All monetary amounts contained in this Annual Report are, unless otherwise indicated, expressed in Canadian Dollars, Rockwell's reporting currency. On August 25, 2010 the Bank of Canada noon rate for Canadian Dollars was US$0.9397: Cdn$1.00 The following table sets out the exchange rates, based on the noon rates as reported by the Bank of Canada, for the conversion of United States Dollars into one Canadian Dollar in effect at the end of the specified periods, the average exchange rates during such periods (based on daily noon rates as reported by the Bank of Canada) and the range of high and low exchange rates for such periods:

– Page 4 –

Exchange Rates

	Years Ended February 28		Nine Months	Years Ended May 31
			Ended
			February 29
	2010	2009	2008	2007	2006
End of Period	0.9596	0.7870	1.0206	0.9347	0.9079
Average for Period	0.8996	0.9056	0.9831	0.8800	0.8521
High for Period	0.9755	1.0161	1.0905	0.9347	0.9099
Low for Period	0.7692	0.7711	0.9298	0.8437	0.7951

The following table sets out the high and low exchange rates, based on the noon rate as reported by the Bank of Canada, for the conversion of United States Dollars into one Canadian Dollar, for the following periods:

Exchange Rates

	High	Low
February 2010	0.9597	0.9316
March 2010	0.9888	0.9596
April 2010	1.0039	0.9803
May 2010	0.9885	0.9278
June 2010	0.9805	0.9429
July 2010	0.9724	0.9381

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

– Page 5 –

An investment in Rockwell's common stock involves a number of significant risks. The investor should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating Rockwell and its business before purchasing shares of Rockwell's common stock. Rockwell's business, operating results and financial condition could be seriously harmed due to any of the following risks. The risks described below are not the only ones facing Rockwell. Additional risks not presently known to Rockwell may also impair its business operations. The investor could lose all or part of your investment due to any of these risks.

– Page 6 –

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

Even if Rockwell establishes a mineral reserve, there can be no assurance that the related property will be mined.

Even if Rockwell eventually establishes a mineral reserve on one or more of its properties, there can be no assurance that it will be able to turn the property into a producing mine. Both mineral exploration and mine development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines.

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade and other attributes of the mineral deposit, the proximity of the resource to infrastructure such as electrical power, roads, a point for shipping, government regulation and market prices. Most of these factors will be beyond Rockwell's control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable.

Mineral operations are subject to applicable law and government regulation. Even if Rockwell establishes a mineral resource in a commercially exploitable quantity, these laws and regulations could restrict or prohibit the exploitation of that mineral resource. If Rockwell cannot exploit any mineral resource that it might discover on our properties, its business may fail.

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

– Page 7 –

In addition, environmental hazards unknown to Rockwell which have been caused by previous or existing owners or operators of the properties may exist on the properties in which Rockwell holds an interest. Even if Rockwell relinquishes its licenses, it will still remain responsible for any required reclamation and rehabilitation of the properties.

Mineral exploration and development are subject to particular operating risks. Rockwell does not currently insure against these risks. In the event of a highwall collapse or similar occurrence, Rockwell's liability may exceed its resources, which would have an adverse impact on Rockwell.

All Rockwell’s current operations are shallow opencast which has an inherently lower risk than other deeper operations which are susceptible to cave-ins.

Nonetheless, mineral exploration, development and production involve many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Hazards such as unusual or unexpected formations and other conditions are involved.

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

In the case of alluvial diamond deposits, the prediction of grade can be challenging due to the inherent geological nature of such deposits. The alluvial diamonds are laid down by rivers flowing over uneven terrain and the diamonds vary in terms of size and quality. Individual diamonds are not evenly or uniformly distributed through out an alluvial deposit; neither are they randomly distributed. Rather, their distribution has been described as a random distribution of clusters of points. The clusters are both randomly distributed in space, and the point density of the cluster is also random. In order to determine grade under such circumstances it is necessary to process large volumes of material (bulk sampling) in order to be sure that grade calculations are representative and accurate. Moreover, in the case of such deposits, drilling is only of use in the determination of gravel distribution and not diamond content, since the volume of material recovered is insufficiently representative of grade.

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

– Page 8 –

The mining industry is highly competitive and there is no assurance that Rockwell will continue to be able to acquire mineral claims. If Rockwell cannot continue to acquire properties to explore for mineral resources, it may be required to reduce or cease operations.

The mineral exploration, development, and production industry is largely unintegrated. Rockwell competes with other exploration companies looking for mineral resource properties and the resources that can be produced from them. However, the mining business operates in a worldwide market, and prices for minerals are derived from relatively pure market forces. Accordingly, competition to sell any minerals or concentrates produced should not be an issue if mineral prices warrant production

Rockwell competes with many companies possessing greater financial resources and technical facilities. This competition could adversely affect Rockwell's ability to acquire suitable prospects for exploration in the future. Accordingly, there can be no assurance that Rockwell will acquire any interest in additional mineral resource properties that might yield reserves or result in commercial mining operations.

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

The Company and its subsidiaries incurred losses of $7 million during the year ended February 28, 2010 and continue to incur losses subsequent to year end. The Company’s sales are irregular.

Based on the Company’s cash resources and forecasts, the Company has sufficient working capital and reserves to maintain operations through breakeven point and sufficient cash and working capital to fund continuing losses. Future events beyond the Company’s control may change the Company’s ability to continue as a going concern.

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

The nature of Rockwell's business and Rockwell's ability to continue its exploration activities and to exploit any mineral reserves that it may find in the future depends, in large part, on Rockwell's ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that Rockwell will be able to attract and retain such personnel. Rockwell's development now and in the future will depend on the efforts of key management figures, such as John W. Bristow, Rockwell's Chief Executive Officer, and Gerhard Jacobs, Chief Financial Officer, Graham Chamberlain Chief Operating Officer and Glenn Norton Mineral Reource Manager. The loss of any of these key people could have a material adverse effect on Rockwell's business.

– Page 9 –

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

– Page 10 –

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

FINRA sales practice requirements may limit a stockholder's ability to buy and sell Rockwell's stock.

In addition to the "penny stock" rules promulgated by the Securities and Exchange Commission (see above for discussions of penny stock rules), the Financial Indiustry Regulatory Authority (“FINRA”) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy Rockwell common stock, which may limit the ability to buy and sell Rockwell stock and have an adverse effect on the market for Rockwell shares.

Rockwell has a number of outstanding share purchase options, the exercise of which could result in equity dilution.

At February 28, 2010, Rockwell had 22,818,890 share purchase options outstanding. If exercised could likely act as an upside damper on the trading price range of Rockwell's shares. The underlying shares issuable upon exercise of these securities represent approximately 6% of Rockwell's issued shares at February 28, 2010.

– Page 11 –

Significant rainfall

Due to the exposure to the natural elements of nature, the potential impact is difficult to quantify for this risk. Business models are prepared to make provision for this and the impact is discounted based on historical experience. Where practical stockpiles are created to minimize the impact on plant throughput.

Diesel price

Diesel consumption is a material component of overall costs at Rockwell. Being linked to the price of crude oil and the resultant exposure to the fluctuating Rand Dollar exchange rate, the purchase price can be volatile.

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

(i)

In June 2006, Rockwell entered into an agreement to acquire (the "Durnpike Acquisition") all of the shares and loans in Durnpike Investments (Pty) Limited ("Durnpike"), a private South African company, from eight arm's length individuals (the "Vendors"), for consideration payable in the common shares of Rockwell ("Common Shares") on specified dates described in Item B. Business Overview – Alluvial Diamond Properties below. Durnpike held an interest and/or rights in four alluvial diamond properties in South Africa and the Democratic Republic of the Congo. These were:

		•	Holpan/Klipdam Property in South Africa ("RSA or "South Africa")
		•	Wouterspan Property in South Africa
		•	Galputs Mineral Project in South Africa.
		•	Kwango River Project in the Democratic Republic of the Congo ("DRC"), which was subsequently cancelled for Rockwell to focus solely on it’s South African operation.

On January 31, 2007, all the conditions precedent to implementation of the Durnpike Acquisition were fulfilled. The Company also received the necessary regulatory approvals in Canada and South Africa.

	(ii)	As a result of the acquisition of Durnpike, the Company assumed the option to purchase the Makoenskloof property.

– Page 13 –

(iii)

On March 6, 2007, the Company and Trans Hex Group Limited (“Trans Hex”) entered into a conditional agreement whereby the Company’s wholly owned South African subsidiary, Rockwell Resources RSA (Pty) Ltd. (“Rockwell RSA”), would acquire through Trans Hex’s wholly-owned subsidiary, Trans Hex Operations (Pty) Ltd. (“THO”), two open pit alluvial diamond mines, namely Saxendrift and Niewejaarskraal, and three alluvial diamond exploration projects, namely Kwartelspan, Zwemkuil-Mooidraai and Remhoogte-Holsloot, which are located along the southern bank of the Middle Orange River in the Northern Cape Province of South Africa (“Northern Cape”) and which are collectively referred to as the Middle Orange River Operations and Projects (or “MORO”). The agreement included:

•	the rights to prospect, explore and/or mine precious stones and/or other minerals and/or metals held directly or indirectly by THO in the Saxendrift area of the Northern Cape;
•	a series of large remnant alluvial diamond terraces;
•	the plant, machinery, equipment and other movable assets owned and/or used by THO;
•	certain employees of THO; and
•	a rehabilitation liability which will be taken over by the Company.

In April 2008 the Company completed the MORO acquisition, including registration and transfer of Saxendrift Mine Pty (Ltd) and the Saxendrift mining right, as well as prospecting rights in respect of the Kwartelspan, Zwemkuil-Mooidraai and part of the Remhoogte-Holsloot projects.

On April 11, 2009 the remaining mineral right in terms of the Niewejaarskraal acquisition, was registered and transferred. This action completed the Saxendrift/Remhoogte-Holsloot transaction negotiated during April 2008.

8.

During the year ended May 31, 2007, Africa Vanguard Resources (Pty) Limited (“AVR”), the holding Company of Richtrau No 136 (Pty) Limited (“Richtrau”), purchased through Richtrau a 15% interest in Van Wyk Diamond Group (“VWDG”) from the Van Wyk Trust for an amount of ZAR22.5 million ($3.4 million). The holdings of the VWDG comprised the mining projects known as Holpan, Klipdam, and Wouterspan purchased by Rockwell through its wholly owned South African subsidiary Rockwell Resources RSA (Pty) Limited (“Rockwell RSA”) from H C Van Wyk Diamonds Limited. Subsequently on November 30, 2008, AVR indicated its commitment to increase its shareholding in the VWDG to 26% by subscribing for an additional 11% of the shares in each of the entities comprising VWDG. The additional 11% stake was acquired by another subsidiary of AVR, Georgia Avenue Investments (Pty) Limited (“Georgia”), at a subscription price of ZAR17.5 million. The AVR group was also contractually committed to inject ZAR10.5 million in working capital into the VWDG.

As a result of the world wide credit contraction and economic recession, depressed market conditions and decline in diamond prices, the AVR group indicated to the Board of Directors of Rockwell RSA (the holding company of the entities in VWDG) during the fourth quarter of fiscal 2009 that it was unable to make outstanding payments to complete its financial obligations, and that it was pursuing other funding mechanisms to meet its obligations. As at February 28, 2009, AVR owed Rockwell approximately ZAR19 million to conclude the Georgia transactions; this amount is still outstanding at February 28, 2010. The contractually committed ZAR10.5 million due to VWDG has also not been received from AVR at this point in time.

Rockwell RSA has, in conjunction with AVR, endeavoured to identify alternate sources of funding to assist AVR to complete its investment in the VWDG projects, and currently negotiations are being progressed with the Industrial Development Corporation (“IDC”) of South Africa. Rockwell RSA is in on-going discussions with AVR, and has also engaged with the Department of Mineral Resources with the assistance of its legal counsel to address the completion of the BEE participation in the share capital of the entities comprising VWDG. The shares for the outstanding equity purchases are held in trust by legal firm Tabacks pending conclusion of the transaction.

– Page 14 –

Effective October 2, 2008, AVR via Liberty Lane Investments (Pty) Limited, acquired a shareholding of an effective 26% in the Saxendrift project by subscribing for shares in Saxendrift Mines (Pty) Limited for an amount of approximately ZAR26 million. This transaction was also conducted in respect of the Minerals and Petroleum Resources Development Act and has been structured via a loan structure underwritten by Rockwell Resources RSA (Pty) Limited. As of February 28, 2010, AVR has only paid an initial deposit of ZAR3 million in respect of this transaction which is structured over a two year period. Rockwell is also in discussion with AVR regarding the funding for the outstanding amount of this transaction.

9.	Rockwell's principal capital expenditures and exploration expenditures in the fiscal years ended February 28, 2010, February 28, 2009 and nine months ended February 29, 2008 are as follows:

Year	Exploration Expenditures Deferred (capitalized or invested)	Mineral Property Acquisition Cost Capitalized	Property, Plant and Equipment Acquired	Exploration Expenditures Expensed (excluding related stock-based compensation)	Mineral Property Acquisitions Expensed
2010	nil	$1,703,195	$981,561	$97,805	$657,634
2009	nil	$5,351,500	$18,937,995	$498,739	nil
2008	nil	$1,822,138	$26,751,592	$604,169	nil
2007	nil	$18,696,487	$46,340,914	$1,371,351	nil

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

10.	Etruscan Diamonds Limited

The Company has signed a term sheet on March 10, 2010 with Etruscan Diamonds Limited whereby the Company proposes to purchase Etruscan’s Blue Gum diamond operation in the Ventersdorp region, South Africa. The acquisition is for 74% of the operation with the balance owned pursuant to South Africa’s Black Economic Empowerment regime. The price to be paid to Etruscan is an amount not exceeding ZAR33.5 million (approximately $4.7 million) payable in Rockwell shares valued at $0.068 each. The Company will also assume certain non-material property maintenance obligations effective on signature of the term sheet and other financial obligations upon completion of the acquisition.

– Page 15 –

11.	Flawless Diamonds Trading House (Pty) Limited

On April 21, 2010 the Company acquired a 20% shareholding in Flawless Diamonds Trading House (Pty) Limited (“Flawless”) from Hennie van Wyk for the amount of $95,686. Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company.

Through it’s shareholding, Rockwell will have the ability to exercise significant influence over the operations of Flawless and as a result will equity account the results of Flawless in fiscal 2011 from the effective date of acquiring it’s shareholding.

Summarised financial information of Flawless

Financial Position as at February 28, 2010
Total Assets	5,159,027
Total Liabilities	4,672,164
Net Assets	486,863

Financial Performance for the year ended February 28, 2010
Total Revenue	36,813.912
Total profit for the period	168,712
Capital commitments and contingent liabilities of associate	Nil

12.	(i) PALA TAKE-OVER BID - September 9, 2008

On September 9, 2008, Pala Investments Holding Limited (“Pala”), a Swiss based investment fund with an approximately 17% shareholding in Rockwell through its indirect wholly-owned subsidiary 0833824 B.C. Ltd., made an unsolicited offer to purchase all of the outstanding common shares of Rockwell for $0.36 per share.

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

The Board of Directors’ rejected the bid for the following key reasons:
	•	The offer significantly undervalued Rockwell’s assets and growth potential;
	•	The Special Committee’s independent financial advisor had determined that the consideration under the Offer was inadequate, from a financial point of view, to Shareholders;
	•	The Offer was highly conditional; and
	•	The timing of the offer was opportunistic given the turndown in the diamond business.

Pala withdrew its bid on November 3, 2009 after further discussions with the Company. The Company subsequently appointed a Pala nominee and two new independent directors to the Board.

– Page 16 –

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

At the Special General Meeting held in Vancouver on June 17th, 2009 Pala’s resolutions were rejected, the fair rights offering was withdrawn by the Executive Directors and Pala was denied its legal and other costs in connection with convening the meeting. Subsequent to this meeting Greg Radke, Pala’s representatives on the Rockwell board, and Terence Janes one of the new independents resigned from the Board of Rockwell.

The Company’s Executive Directors considered that the outcome of the meeting vote was to affirm their leadership.

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

•

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

– Page 17 –

On November 30, 2007, the Company began trading on the JSE and hence completed its JSE listing condition. Consequently, the Company issued 7,848,663 Common Shares as settlement of its commitment and also 1,676,529 Common Shares as finder fees relating to the Durnpike acquisition.

•

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

Under the Midamines Agreement, Durnpike agreed to certain minimum royalty payments being made to Midamines, and Midamines undertook several obligations in favour of Durnpike, including that of procuring and facilitating Durnpike’s access to the Kwango River Project site. The royalties took the form of a series of recurring annual minimum royalty payments of US$1.2 million per annum (commencing on December 31, 2007). During the first quarter of 2008, pursuant to an amendment to the Midamines Agreement, Durnpike paid consideration of US$600,000 to Midamines as compensation for access to the entire concession area (Permit 331), as opposed to the limited contract area. As part of such amendment, Midamines waived its right to payment of the abovementioned US$1.2 million royalty payment due on December 31, 2007.

Subsequently, and pursuant to Midamines’ persistent breach of material provisions of the Midamines Agreement (coupled with its failure to remedy such instances of breach notwithstanding notice to do so), Durnpike and/or Rockwell cancelled the Midamines Agreement. Midamines thereafter disputed the entitlement of Durnpike and/or Rockwell to cancel the Midamines Agreement. It has referred to arbitration a dispute against Durnpike and Rockwell, in which it claims payment of an estimated and provisional amount of $41.8 million. Durnpike and/or Rockwell have, in turn, instituted a counter-claim in the estimated and provisional amounts of approximately ZAR25.4 million for equipment purchased by Rockwell to undertake exploration and feasibility work, $1.6 million for start-up and acquisition costs in the DRC, and US$20 million (while reserving the right to increase the counter-claim to at least $164.9 million) as an initial estimate of possible lost earnings.

Comprehensive documentation has been filed by the parties and arbitration proceedings are pending in Belgium. The Company remains of the view that the claim against it is without merit and will vigorously defend against it.

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

– Page 18 –

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

Farhom Property

On July 30, 2007, H.C. Van Wyk Diamonds Ltd acquired 100% of the shares and shareholder loans of Farhom Mining & Construction (Pty) Ltd for ZAR10 million ($1.5 million). This company holds the mineral rights over the Farhom farm which is part of the Wouterspan property. This transaction was concluded in terms of an option granted to H.C. Van Wyk Diamonds Ltd on February 24, 2005 and later amended on July 10, 2007.

– Page 19 –

Black Economic Empowerment Holdings (“BEE”)

During the year ended May 31, 2007, Africa Vanguard Resources (Pty) Limited (“AVR”), the holding Company of Richtrau No 136 (Pty) Limited (“Richtrau”), purchased through Richtrau a 15% interest in Van Wyk Diamond Group (“VWDG”) from the Van Wyk Trust for an amount of ZAR22.5 million ($3.4 million). The holdings of the VWDG comprised the mining projects known as Holpan, Klipdam, and Wouterspan purchased by Rockwell through its wholly owned South African subsidiary Rockwell Resources RSA (Pty) Limited (“Rockwell RSA”) from H C Van Wyk Diamonds Limited. Subsequently on November 30, 2008, AVR indicated its commitment to increase its shareholding in the VWDG to 26% by subscribing for an additional 11% of the shares in each of the entities comprising VWDG. The additional 11% stake was acquired by another subsidiary of AVR, Georgia Avenue Investments (Pty) Limited (“Georgia”), at a subscription price of ZAR17.5 million. The AVR group was also contractually committed to inject ZAR10.5 million in working capital into the VWDG.

As a result of the world wide credit contraction and economic recession, depressed market conditions and decline in diamond prices, the AVR group indicated to the Board of Directors of Rockwell RSA (the holding company of the entities in VWDG) during the fourth quarter of fiscal 2009 that it was unable to make outstanding payments to complete its financial obligations, and that it was pursuing other funding mechanisms to meet its obligations. As at February 28, 2009, AVR owed Rockwell approximately ZAR19 million to conclude the Georgia transactions; this amount is still outstanding at February 28, 2010. The contractually committed ZAR10.5 million due to VWDG has also not been received from AVR at this point in time.

Rockwell RSA has, in conjunction with AVR, endeavoured to identify alternate sources of funding to assist AVR to complete its investment in the VWDG projects, and currently negotiations are being progressed with the Industrial Development Corporation (“IDC”) of South Africa. Rockwell RSA is in on-going discussions with AVR, and has also engaged with the Department of Mineral Resources with the assistance of its legal counsel to address the completion of the BEE participation in the share capital of the entities comprising VWDG. The shares for the outstanding equity purchases are held in trust by legal firm Tabacks pending conclusion of the transaction.

Effective October 2, 2008, AVR via Liberty Lane Investments (Pty) Limited, acquired a shareholding of an effective 26% in the Saxendrift project by subscribing for shares in Saxendrift Mines (Pty) Limited for an amount of approximately ZAR26 million. This transaction was also conducted in respect of the Minerals and Petroleum Resources Development Act and has been structured via a loan structure underwritten by Rockwell Resources RSA (Pty) Limited. As of February 28, 2010, AVR has only paid an initial deposit of ZAR3 million in respect of this transaction which is structured over a two year period. Rockwell is also in discussion with AVR regarding the funding for the outstanding amount of this transaction.

Hunter Dickinson Services Inc.

Hunter Dickinson Services Inc. ("HDSI") provides management services to Rockwell, pursuant to a geological and administrative services agreement dated January 1, 2001. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery basis per agreement. HDSI is one of the larger independent mining exploration groups in North America and employs or retains staff or service providers substantially on a full-time basis. These individuals include professional technical staff (which include accredited professional engineers and geoscientists), professionally accredited accountants and administrative, office and field support staff.

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

– Page 20 –

C.           Organizational Structure

Rockwell Diamonds Inc is based in British Columbia, Canada. It also has corporate offices located in Johannesburg, South Africa. As at July 31, 2010, Rockwell had the following subsidiaries:

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

e)

HC Van Wyk Diamonds Ltd (“HCVW”) is a subsidiary incorporated under the laws of the South Africa of which Rockwell Resources RSA owns a direct 51% interest and RDI holds a 23% interest in the Van Wyk Diamond Group (“VWDG”) assets. HC Van Wyk Diamonds Ltd is a diamond producer that conducts diamond exploration and mining on the Holpan/Klipdam properties, as well as mining on the Wouterspan and Makoenskloof properties.

A minority interest of 15% is recognized with the consolidation of HCVW until such time as the outstanding loan by the BEE group is fully repaid, at which time the Company will increase the non-controlling interest to 26%. As a consequence the outstanding loan has not been recognized as a receivable in the accounting records of the Group.

f)

Klipdam Mining Company Ltd. (“Klipdam Mining”) is a subsidiary incorporated under the laws of the South Africa of which Rockwell Resources RSA owns a direct 51% interest and RDI holds a 23% interest. Klipdam Mining Company Ltd is a diamond producer that conducts diamond exploration and mining on the Klipdam property.

A minority interest of 15% is recognized with the consolidation of Klipdam Mining until such time as the outstanding loan by the BEE group is fully repaid, at which time the Company will increase the non-controlling interest to 26%. As a consequence the outstanding loan has not been recognized as a receivable in the accounting records of the Group.

g)

Saxendrift Mine (Pty) Ltd a subsidiary incorporated under the laws of the Republic of South Africa in which Rockwell RSA acquired a 74% interest in April 2008. Saxendrift Mine (Pty) Ltd is a diamond producer that conducts diamond exploration and mining on the Saxendrift and Niewejaarskraal properties.

No minority interest is recognized with the consolidation of Saxendrift Mine (Pty) Ltd until such time as the outstanding loan by the BEE group is fully repaid, at which time the Company will increase the non-controlling interest to 26% and consolidate 74% of the results of operations. As a consequence the outstanding loan has not been recognized as a receivable in the accounting records of the Group.

– Page 21 –

h)	The current organization structure of Rockwell (should the BEE loans be paid) is as follows:

Rockwell Diamonds Inc (Canada)
23%
23%
100%
NC9 Resources Inc (Cayman Islands)
100%
NC10 Resources Inc (Cayman Islands)
100%
Rockwell Resources RSA (Pty) Ltd (South Africa)
20%
Flawless Diamond Trading House (Pty) Ltd (South Africa)
51%
H C Van Wyk Diamonds (Pty) Ltd (South Africa)
51%
Klipdam Mining Company (Pty) Ltd (South Africa)
74%
Saxendrift Mine (Pty) Ltd (South Africa)
100%
Durnpike Investments (Pty) Ltd (South Africa)
74%
Niewejaarskraal Mine (Pty) Ltd (South Africa) Dormant
74%
Zwemrem Mine (Pty) Ltd (South Africa) Dormant
49%
Banzi Trade (Pty) Ltd (South Africa)
100%
Farhom Mining & Construction South African (Pty) Ltd (South Africa)

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

– Page 22 –

D.           Property, Plant and Equipment

Rockwell has plant and equipment located on its Holpan, Klipdam, Wouterspan, Makoenskloof and Saxendrift properties as at February 28, 2010.

	As at February 28, 2010
	Cost	Accumulated	Net book
		Amortization	value
		and
		Impairments
Land and Buildings	$7,226,428	$598,462	$6,627,966
Processing plant and equipment	66,230,352	25,074,689	41,155,663
Processing plant and equipment under capital lease obligation	13,553,529	3,782,247	9,771,282
Office equipment	946,759	492,287	454,472
Vehicles and light equipment	1,675,705	894,352	781,353
	$89,632,773	$30,842,037	$58,790,736

– Page 23 –

Glossary of terms

Geological Terms

NI 43-101	National Instrument 43-101, the national securities law instrument in Canada respecting standards of disclosure for mineral projects.
Alluvial deposit	Accumulation of mineralization as a result of deposition in a river or stream.
Mineral Resource/Reserve

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

The mineral deposit classifications in this annual report on Form 20F adheres to the resource/reserve definitions and classification criteria developed in 2005 by the Canadian Institute of Mining as required under NI 43-101. Estimated mineral resources fall into two broad categories dependent on whether their economic viability of them has been established and these are mineral namely “resources” (economic viability not established) and ore mineral “reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on the level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest).

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

– Page 24 –

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

– Page 25 –

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

In October 2006, the Government of South Africa released the Mineral and Petroleum Resources Royalty Bill 2006 (the "Royalty Bill") and the Diamond Export Levy Bill 2006 (the "Export Levy Bill"). The Royalty Bill requires that companies extracting diamonds pay a royalty 5% from the sale of those diamonds, payable on gross revenue.

In order to address inequalities to Historically Disadvantaged Persons ("HDP") engendered by South Africa's former apartheid system, the South African government has initiated certain government empowerment initiatives (See discussion in Risk Factors).

Basis for Unit of Production and Depletion of Mineral Resources by Rockwell

The Indicated and Inferred Resource categories used by Rockwell for its alluvial diamond deposits follow the CIM (“Canadian Institute of Metallurgy”) definitions, as set forth in the table of geological terms above.

Rockwell Resource Determination Methodology:

Rockwell Diamonds Inc utilises a matrix system to determine the category a resource should be placed. It must be noted that Rockwell Resource declarations are inclusive of mining dilution and process inefficiencies with a 2 mm bottom cut off. The value of the diamonds in the Resource declaration is determined through the sale of the recovered diamonds and not through the estimation of value by diamantiares. All Resources are for 100 percent of the mineral area and not for the ownership percentage of Rockwell Diamonds Inc in the underlying subsidiary.

The table below is a summary of what Rockwell will do to determine the two resource categories

Procedure		Comments
Desktop Studies	Identification of an “Area of Interest”	Typically the “area of interest” is in a well known alluvial diamond area or region with a history of past production (mining) and diamond sales
Field Studies	Geological mapping Reconnaissance drilling Remote sensing studies	To increase confidence in geological model, ascertain previous diamond information including grade and diamond value information.
Inferred Resource Estimation	Detailed Drilling on 100x100m grid	To establish nature of geological units (stratigraphy) and estimate gravel volume

– Page 26 –

	Bulk-sampling minimum of 0.5% of intended declared resource	To estimate grade
	Recovery of 500 carats	To estimate diamond value & size frequency
Indicated Resource Estimation	Infill drilling on a close spacing (50mx50m)	To improve geological knowledge, construct detailed 3-dimensonal resource models and improve the confidence in the estimate of gravel volume
	Bulk-sampling minimum of 5% of the intended declared resource	To estimate grade
Recovery of 3,000 – 5,000 carats

To estimate diamond value & size frequency- detailed size frequency analysis of stone sizes are conducted to characterize the overall diamond population characteristics particularly with respect to size

In conclusion Rockwell Diamonds Inc has sufficient confidence in its approach to resource determination that the Company has mined since inception in 2006 based on these resources and has demonstrated that the grades and diamond quality remain fairly consistent.

Reserves:

It must be noted that Rockwell is dealing with a distinct deposit-style. Other alluvial explorers and miners all exploit higher grade deposits in central and western Africa and do not have to publicly list the results of their resource determinations. Rockwell has not completed such extensive bulk sampling over all the mineral areas due to the high cost and lack of production capacity. This lack of sampling over the entire mineral area provides less confidence that Rockwell would need to assess the sustainability in diamond grade and values in order for a reserve to be declared. Over time Rockwell bulksample and trial mine the various mineral areas and when sufficient bulk samples (trial-mining) have been carried out over the entire mineral area the Company could be in a position where the requirements for a pre feasibility study can be met and the Company would be in such a position as to declare probable reserves under the Canadian Standards.

Unit of Measurement:

Rockwell Diamonds Inc reports all resources in units of volume (cubic metres) instead of units of weight (tonnes), because of the variable nature of the composition of the alluvial deposits and therefore the specific gravity throughout the resource area. This creates too many variables for the Company to be satisfied in the accuracy of the numbers reported. On a bi weekly basis, Rockwell surveys all excavations and stockpiles to determine the volume of ore that has been processed through the processing plants. All survey data is signed off by the Chief Surveyor as well as the Mineral Resource Manager, who is a Qualified Person. This volumetric data and the accompanying diamond production is reconciled bi weekly and entered into the Company’s database. This database is then used for the compilation of the annual and quarterly depletion of the mineral resources.

– Page 27 –

HCVW1 and Klipdam

Period	Calculation (Production/Deemed Carats Available)	Depletion Percentage
February 1, 2007 to May 2007	7007 /387,921	1.80%
June 2007 to February 2008	17,746 /387,921	4.58%
March 2008 to February 2009	15,066 /387,921	3.88%
March 2009 to February 2010	16,068 /387,921	4.14%
Total	55,887 /387,921	14.40%

Saxendrift

Period	Calculation (Production/Deemed Carats Available)	Depletion Percentage
March 2008 to February 2009	2,437 / 103,155	2.36%
March 2009 to February 2010	8,834 / 103,155	8.56%
Total	11,271/103,155	10.92%

Annual Production (Carats)

Production Periods	HCVW[1] & Klipdam	Saxendrift	Total Production
February 1, 2007 to May 2007	7,007	-	7,007
June 2007 to February 2008	17,746	-	17,746
March 2008 to February 2009	15,066	2,437	17,503
March 2009 to February 2010	16,068	8,834	24,902
	55,887	11,271	67,158

Note:
(1) HCVW are operations acquired from HC van Wyk, including Holpan and Wouterspan mines and Makoenskloof project.

CAUTIONARY NOTE TO INVESTORS CONCERNING ESTIMATES OF INDICATED RESOURCES

The following tables and discussion includes references to "indicated resources". Rockwell advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. Readers cannot assume that all or any part of mineral deposits in this category will ever be converted into reserves.

CAUTIONARY NOTE TO INVESTORS CONCERNING ESTIMATES OF INFERRED RESOURCES

The following tables and discussion includes references to "inferred resources". Rockwell advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. Readers cannot assume that all or any part of mineral deposits in this category will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or preliminary feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

– Page 28 –

Deemed resources available at Rockwell Mines as at February 28, 2010

Holpan and Klipdam Mineral Resources
				Deemed Carats Available
Description of Gravel Resource	Inferred Resources	Indicated Resources		Inferred Resources	Indicated Resources	Total
	Volume	Volume	Grade
	(cubic meters)	(cubic meters)	(carats/100 cubic meters)
Holpan Fluvial- alluvial Gravel	294,000		0.74	2,176		2,176
Holpan Rooikoppie gravel	5,643,000	1,137,273		41,758	8,416	50,174
Klipdam Fluvial- alluvial Gravel	1,504,163		0.91	13,688		13,688
Klipdam Rooikoppie gravel	1,312,000	1,135,229		11,939	10,331	22,270
TOTAL	8,753,163	2,272,502	0.84	69,561	18,747	88,308

Wouterspan Mineral Resources
				Deemed Carats Available
	Inferred Resources	Indicated Resources		Inferred Resources	Indicated Resources	Total
Description of Gravel Resource	Volume	Volume	Grade[2]
	(cubic meters)	(cubic meters)	(carats/100 cubic meters)
Rooikoppie	5,911,000	716,769	0.7	41,377	5,017	46,394
Fluvial- alluvial	31,863,000	4,311,167		223,041	30,178	253,219
TOTAL	37,774,000	5,027,936	0.7	264,418	35,195	299,613

				333,979	53,942	387,921

– Page 29 –

Saxendrift Mineral Resources
				Deemed Carats Available
MINING AREA	RESOURCE	Volume	Grade
	CLASSIFICATI ON	(cubic meters)	(carats/100 cubic meters)	Inferred Resources	Indicated Resources	Total
Saxendrift Terrace A	Indicated 1	804,945	1.32		10,625	10,625
	Indicated 2	2,483,494	0.8		19,868	19,868
Saxendrift Terrace B	Indicated	1,774,660	1.15		20,409	20,409
TOTAL Indicated		5,063,099	1.01			-
Saxendrift Terrace A	Inferred	3,629,127	0.8	29,033		29,033
Saxendrift Terrace B	Inferred	86,476	0.68	588		588
Stockpiles	Inferred	642,540	0.29	1,863		1,863
TOTAL Inferred		4,358,143	0.72	31,484	50,902	82,386

Kwartelspan Mineral Resources
			Deemed Carats Available
Resource classification	Volume	Grade
	(cubic meters)	(carats/100 cubic meters)	Inferred Resources	Indicated Resources	Total
Inferred	1,384,577	1.5	20,768.66		20,769

			52,253	50,902	103,155

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

– Page 30 –

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

Figure 1. Location of the Holpan/Klipdam, Wouterspan and Saxendrift/Niewejaarskraal Properties

– Page 31 –

Climate and Topography

All of Rockwell’s principle properties are located in central South Africa, an arid semi-arid area with low relief that forms part of the high plateau (or highveld) region. Rainfall is about 200 mm per annum primarily during the summer. Winter temperatures range from 0°C at night time to approximately 14°C during the day; summer daytime temperatures may reach 45°C.

The Holpan/Klipdam Property

Location, Access and Infrastructure

The Holpan/Klipdam property is located 45 km from Kimberley in the Northern Cape Province of central South Africa. Holpan and Klipdam are adjacent properties that are accounted for separately because historically, Holpan was mined by the Van Wyk Diamond Group and Klipdam was mined by Klipdam Mining and each has its own processing facilities.

The property has ready access to all required infrastructure. Operations are located next to an irrigation canal, so have year-round water supply with necessary pumping stations and water supply pipelines in place. The property is situated on a tarred road and is 45 km from Kimberley, a modern town of 200,000 inhabitants with comprehensive mining support services, spares and supplies. Kimberley has a regional airport and air service that links to all major cities in South Africa. The property is connected to the national electricity grid and the necessary transformers and supply lines are in place. In fiscal 2008, the Company installed back-up generators.

Property Description and Ownership

The Holpan/Klipdam property consists of the adjacent Holpan 161 and Klipdam 157 farms, covering an area of 4,019.9 hectares. Details are provided in Table 1.

Table 1: Summary of Holpan-Klipdam landholdings

Property Name	Area (ha)	Mineral Right	Permit Number	Renewal Date
Remaining extent of Holpan 161	2,370.0518	Mineral Lease K55/2000S	ML 1/2002	09 November 2014 (Old Order ML conversion application lodged on 07 July 2008. Accepted by DME on 18 July 2008 – in progress)
Remaining extent of Klipdam 157	1,466.0095	(NC)003MRC	Protocol 266/2007	06 December 2022 (This permit is currently under Section 11 cession from Klipdam Mining (Pty) Ltd to HCVWD. Submitted on 16 May 2008)
Erf 1, Windsorton	183.8177	(NC) 30/5/1/1/2/119 3PR		The Prospecting Right was granted on 07 November 2008, and extends to February 2011.

The surface rights (as well as the land ownership) of the farms Holpan and Klipdam are held by HC Van Wyk and Klipdam Mining, respectively. The surface and land rights of Erf 1 of Windsorton are held by a third party with whom Rockwell has a land use agreement.

With respect to Holpan 161, royalties were paid to the State of 5% of gross proceeds of all diamonds sold up to 28 February 2010. From 1 March 2010 the new Mineral and Petroleum Resources Royalty Act came into effect and royalties are payable at a minimum rate of 0.5% plus adjustments based on profitability. Estimates are that our liability will amount to an average of 3.7% of gross proceeds.

– Page 32 –

In addition to the royalty, historical annual royalty payments of ZAR165,000 (approximately US$20,625) to the State are owed.

With respect to Erf 1 Windsorton, a prospecting right over the Erf 1 Windsorton mineral area was issued which endures until the February 24, 2011. The prospecting right, granted in respect of diamonds, endures for a period of two years which commenced on the February 25, 2009.

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

The Rooikoppie unit varies in thickness from a few centimeters (cm) up to about 2 metres (m) and has an estimated average thickness in the order of 1 m. Solution cavities up to 3 m deep in the calcretised bedrock form sharp, discontinuous depressions and are filled with the overlying Rooikoppie gravel. Since such cavities, when considered in a hydrodynamic context, have very high diamond trapping potential and are of key economic importance. Given the high incidence of pronounced solution features in the palaeo-land surface underlying the Rooikoppie (as observed in current mine workings at Holpan-Klipdam), this area is considered to be of high interest with regard to its exploration potential.

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

History

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

– Page 33 –

Holpan and Klipdam have been the focus of intermittent mining since the early 1900’s and have consistently been known for yielding large diamonds. In historic records, George Beet (1931) discusses the ‘Broderick’ diamond – a perfect Cape white, weighing 412.5 carats.

From 1994 to 2005 at Holpan-Klipdam, extensive mining of Rooikoppie and primary gravels took place, as well as drilling and bulk testing. A high efficiency 200 tonnes per hour (tph) Dense Media Separation (DMS) plant with X-ray Flowsort recovery and grease table final recovery apparatus began operation in August 2005 and has been used for most of the processing since that time. Forty-one units of Volvo and Komatsu equipment currently moves 159,000 cubic meters (m3) of gravel and overburden on a monthly basis.

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

In March 2006, RH De Decker, Pr.Sci.Nat., an independent qualified person, estimated the inferred mineral resources for Holpan and Klipdam based on operational statistics, drilling and other sampling completed to that time as 12,339,700 m3 grading 1.16 carats per 100 m3, with an average value of US$848/carat. De Decker also suggested that 4,800,000 m2 of gravel, that is similar, visually, to the Rooikoppie gravels, surrounds the area of the inferred resource and that this gravel feature, readily identifiable from the prevalent red chert clasts (pebbles) in the regolith, abandoned artisanal workings, and vegetation features discernable from aerial photography, should be evaluated to determine its diamond content. This area is being assessed by exploration work that began in fiscal 2008 and is continuing in fiscal 2009.

Mining at the Holpan and Klipdam properties from January 2006 to March 2007 focused on the Rooikoppie gravels, and a volume of 1,889,308 m3 was mined and processed during the period. The total Holpan and Klipdam inferred mineral resources as of March 31, 2007 were estimated to be 10,450,000 m3 grading 0.95 carats per 100 m3.

During the period of April 1, 2007 and February 29, 2008, 1,591,429 m3 were mined at Holpan and Klipdam. At February 29, 2008 the total inferred mineral resources were estimated to be 8,858,000 m3 grading 0.84 carats/100 m3.

During the period January 2008 – February 2009, some 876,972 m3 of gravel was processed from Klipdam from which 8,066.34 carats were extracted and 691,729 m3 of gravel from Holpan from which 5,073.41 carats were extracted, for a total of 1,568,701 m3 and 13,139.75 carats, with average grade recoveries of 0.91 carat/100 m3 and 0.74 carat/100 m3, respectively.

During the period March 2009 – February 2010, some 895,669 m3 of gravel was processed from Klipdam from which 9,669.8 carats were extracted and 805,925 m3 of gravel from Holpan from which 6,398.2 carats were extracted, for a total of 1,701,594 m3 and 16,068 carats, with average grade recoveries of 0.79 carat/100 m3 and 1.08 carat/100 m3, respectively.

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

– Page 34 –

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

During 2006/2007 some 24,783.82 carats were sold from the Klipdam and Holpan operations for an average of US$1,040/carat (this was an increase from the US$848/carat received from the previous year’s production and was the result of the improved market for larger stones). During 2008, over 7,000 carats were sold for over US$2,500/carat as a result of the positive diamond market. In late 2008, diamond prices fell dramatically; average sales prices for the market in February 2009 were US$130 to US$190/carat.

During 2009/2010 17,274.4 carats were sold from the Klipdam and Holpan operations for an average of US$581.26/carat and US$492.09/carat respectively. This decrease from the US$2471.44/carat received from the previous year’s production is the result of the world wide economic downturn during in the later half of 2008 and throughout 2009. No diamonds were sold from these mines during November 2008 to February 2009. Prices were significantly lower as a result of the negative diamond market.

Estimates of Mineralization

The mineral resources at February 28, 2009 were estimated by Rockwell’s Manager, Resources, G. Norton, Pr.Sci.Nat., a qualified person who is not independent of the Company and reviewed by T. Marshall, PhD, Pr.Sci.Nat., a qualified person who is independent of the Company and is responsible for the estimates. The most recent technical report entitled “Revised Technical Report on the Klipdam and Holpan Alluvial Diamond Properties, Barkley West District, the Republic of South Africa”, dated December 22, 2009, by Marshall and Norton has been filed on www.sedar.com.

In the twelve months of the 2010 fiscal year, production at Holpan was 6,398.2 carats from 805,925 cubic meters (1,490,961 tonnes) of gravel processed. Production at Klipdam was 9,669.8 carats from 895,669 cubic meters (1,656,987 tonnes) of gravel. The mineral resources in Table 2a below reflect the depletion during fiscal 2010.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

The following table and discussion includes references to "indicated resources". Rockwell advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. Readers cannot assume that all or any part of mineral deposits in this category will ever be converted into reserves.

– Page 35 –

Table 2a. Holpan and Klipdam Indicated Mineral Resources

Description of Gravel Resource	RESOURCE CLASSIFICATION	Volume(1) (cubic meters)	Grade (carats/100 cubic meters)	Value (US$/carat)
Holpan Rooikoppie gravel	Indicated	1,137,273	0.74	2008 -1,157 2009(2) - 671
Klipdam Rooikoppie gravel	Indicated	1,135,229	0.91	2008 - 3,892 2009(2) - 915
TOTAL	Indicated	2,272,502	0.84

Notes:

(1)	Volumes fully diluted of sampling and mining for the period 2008-Feb2009
(2)	Modelled values for 2009 (by Rockwell, 2009)

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

Table 2b. Holpan and Klipdam Inferred Mineral Resources

Description of Gravel Resource	RESOURCE CLASSIFICATION	Volume (1) (cubic meters)	Grade (carats/100 cubic meters)	Value (US$/carat)
Holpan Fluvial- alluvial Gravel	Inferred	294,000	0.74	2008 -1,157 2009(2) - 671
Holpan Rooikoppie gravel	Inferred	5,643,000
Klipdam Fluvial- alluvial Gravel	Inferred	1,504,163	0.91	2008 - 3,892 2009(2) - 915
Klipdam Rooikoppie gravel	Inferred	1,312,000
TOTAL	Inferred	8,753,163	0.84

Notes:

(1)	Volumes fully diluted of sampling and mining for the period 2009-Feb2010
(2)	Modelled values for 2010 (by Rockwell, 2009)

Plans for Fiscal 2011

Rockwell Diamonds plans to prospect the remaining areas of the Holpan and Klipdam mining rights and to bulk sample the areas determined to be underlain by gravels.

Rockwell has proposed to make efficiency improvements at the Klipdam Mine and to add an additional X-Ray sorting unit at the Holpan Mine. There are no capital costs associated with these activities as they will be undertaken through the operational budget. The X – Ray sorting machine is a spare machine therefore no additional capital expenditure was incurred.

– Page 36 –

Ongoing review and updating of resources based on production (trial-mining) will be done by existing Rockwell staff and reviewed by the independent qualified person, as necessary. This trial-mining will form the basis of a Pre-Feasibility Study which will convert a portion of the Indicated Resources to Probable Reserves

The Wouterspan Property

Location, Access and Infrastructure

The Wouterspan Property is located on the northern bank of the Orange River, about 100 km west of Douglas in the Northern Cape Province, South Africa.

The area has ready access to good infrastructure. Water is available from the Orange River. The property is directly linked to an all-weather gravel road. It is approximately 200 km from the town of Kimberley, where comprehensive back up services for mining, spares and other supplies are available.

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

Property Description and Ownership

The Wouterspan project is comprised of the following individual farm portions of the farm Lanyonvale 376.

– Page 37 –

Table 3. Summary of Current Mineral and Surface Rights Holdings on Wouterspan

Portion	Permit/right holder	Right/Number	Surface right holder	Size (hectares)
Portion 16, a Portion of Portion 9	Farhom Mining & Construction Ltd.	Old order Mining Permit/ MP 144/2004 (1)	HCVW	188.7926
A surveyed Portion of Remainder of Portion 9 (Wouter)	Okapi Diamonds (Pty) Ltd	New Order Prospecting Right/Protocol 65/2006 (2)	A C Vlok Trust	780.61
Portion 14 (Stofdraai)	HCVW	New order Prospecting Right/Protocol 45/2005 (3)	A C Vlok Trust	1,369.9544
Remainder of Portion 9 (Wouter)	HCVW		HCVW	1,640.6412
Portion 16 (a portion of Portion 9)	HCVW	New order Prospecting Right/Protocol 36/2007 (4)	HCVW	240.4480
Remainder of Portion 18	HCVW	New order Prospecting Right/(NC) 30/5/1/1/2/408 PR (5)	Johan Gerber	271.5347
Portion 7 Portion 11 (De Hoek)	HCVW	New order Prospecting Right/(NC) 30/5/1/1/2/1127 PR (6)	CJ Coetzee	1,628.9209 1,288.5227

Notes:

(1)	A new order Mining Right was granted April 6, 2009 but has not yet been executed.

(2)	An application (208MR) to convert to a Mining Right, along with the consolidation of all the Wouterspan permits, was submitted to the DME on 21 November, 2008.

(3)	The renewal was accepted by the DME on 04/09/2007 and is being processed.

(4)	Granted. 08/08/2007-07/08/2009

(5)	Granted. 08/08/2007-07/08/2009

(6)	Granted. 09/11/2007 -08/11/2009

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

– Page 38 –

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

A number of companies have been active in the area. The MOR alluvial deposits have regularly yielded exceptional large diamonds such as a 211 carat stone recovered from a terrace on a high level terrace upstream from Wouterspan and was reportedly sold for ZAR 28 million ($3.8 million); a 181 carat stone recovered from Terrace B on Saxendrift; a 205 carat stone recovered by Trans Hex from Saxendrift and a 175 carat stone from Trans Hex’s MOR mine.

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

Additional drilling was done in 2006, 2007 and 2008. An independent resource estimate was done at February 2009, see Estimates of Mineralization below.

– Page 39 –

Mining and Processing

The upper 2-3 m of the fluvial-alluvial sequence is calcreted to varying degrees so prior to excavation, the sample block needs to be blasted, typically on a 5 m x 5 m grid, to break up the hard calcrete carapace. The broken material is then stripped off using hydraulic excavators. In various areas of the property varying depths of calcretisation has meant that some of the upper gravel layers are also highly cemented so prior to excavation, the gravels are ripped by one of two bulldozers, effectively liberating the gravels (and the diamonds) from the calcrete matrix. The disaggregated material is then loaded by excavator, onto articulated dump trucks and transported to the plant site for further processing.

The gravels are fed into the processing plants by front end loader. Twelve 16-ft rotary pan plants have been used to process gravels at Wouterspan, with a combined processing capacity of 312 tonnes per hour. Once processed, the concentrate is sent to the seven Flowsort recovery units on a vibrating belt. The Flowsort units separate the concentrate into various size fractions, which are all captured and placed in a twin-locked box before being hand-sorted in a glove box. All steps in the final recovery, as well as access to the final recovery area, are monitored by a Closed Circuit Television unit. At least two Rockwell personnel are present whenever diamonds are sorted.

Wouterspan has been on care and maintenance since November 30, 2008, so there has not been any production in fiscal 2010.

Estimates of Mineralization

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

The mineral resources at August 31, 2009 were estimated by Rockwell’s Manager, Resources, G. Norton, Pr.Sci.Nat., a qualified person who is not independent of the Company and reviewed by T. Marshall, PhD, Pr.Sci.Nat., a qualified person who is independent of the Company and is responsible for the estimate. The most recent technical report entitled Technical Report on the Wouterspan Alluvial Diamond Property, Herbert District, the Republic of South Africa, dated December 22, 2009, by Marshall and Norton has been filed on www.sedar.com.

– Page 40 –

Cautionary Note to Investors Concerning Estimates of Indicated Resources

The following table and discussion includes references to "indicated resources". Rockwell advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. Readers cannot assume that all or any part of mineral deposits in this category will ever be converted into reserves.

Table 4a. Wouterspan Indicated Mineral Resources

Description of Gravel Resource	Resource Classification	Volume (cubic meters)	Grade(2) (carats/100 cubic meters)	Value [3] (US$/carat)
Rooikoppie	INDICATED	716,769	0.70	1,511
Fluvial-alluvial	INDICATED	4,311,167
TOTAL	INDICATED	5,027,936	0.70	1,511

Notes:

(1)	Although the volumes of Rooikoppie and Fluvial-Alluvial gravels are estimated separately, the processing combines them, so separate grade determinations are not possible.

(2)

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

Table 4b. Wouterspan Inferred Mineral Resources

Description of Gravel Resource	Resource Classification	Volume (cubic meters)	Grade(2) (carats/100 cubic meters)	Value(3) (US$/carat)
Rooikoppie	INFERRED	5,911,000	0.70	1,511
Fluvial-alluvial	INFERRED	31,863,000
TOTAL	INFERRED	37,774,000	0.70	1,511

Notes:

(1)	“Total” figure rounded off in table 4a.

(2)	Although the volumes of Rooikoppie and Fluvial-Alluvial gravels are estimated separately, the processing combines them, so separate grade determinations are not possible).

(3)

The average diamond value given relates to October 2008, as this is the figure that prices will have to achieve before the new process plant will be constructed and the mine is put back into full production.

Plans for Fiscal 2011

During fiscal 2010 and early 2011, the mine has remained on care & maintenance. Subsequent to fiscal year end, the Company completed a rights offering and initiated plans to upgrade the processing plant facilities to provide greater volume capacity and more efficient recovery of smaller stones and the mine will be trial-mined in fiscal 2012.

– Page 41 –

The total cost of this refurbishment, based on formal quotations from potential suppliers, is estimated to be about ZAR 45 million (approximately US$6 million). The trial-mining will form part of a planned Pre-Feasibility study to convert part of the estimated Indicated Resources to Probable Reserves.

The Saxendrift/Kwartelspan Property

Saxendrift

Location, Access and Infrastructure

The Saxendrift Mine area is accessed via a tarred road (route R357) from Douglas to Prieska. A well-maintained network of high-speed gravel roads and farm tracks provides ingress to all areas of the Saxendrift Mine and prospecting area. Rockwell has built a bridge across the Orange River to allow access between the operations on the south (Saxendrift) and north (Wouterspan) sides of the river. Water for the Saxendrift Mine is pumped from the Orange River. Power is accessed from the national power grid. Maintenance is done during power outages and a 2 megawatt generator is available to run the plant during these periods. A backup generator is also retained at the administration centre in Barkley West. An unpaved airstrip and helipad are located on the property. A large, national, airport is located at Kimberley. Labour and services are available in Douglas and skilled labour and broader services are available in Kimberley.

– Page 42 –

Figure 2. Location map for the Saxendrift Project in relation to known operations and other properties along the Middle Orange River.

Source: Technical Report

– Page 43 –

Property Description

The Saxendrift project is comprised of the following properties:

Saxendrift Mine	Kwartelspan Project
• Saxendrift 20 (Ptn 12, 13, 16, 20, 24, 25, Re/Farm, and Re/Ptn) • Annex Saxesdrift 21 (Re/Ptn and PaardePan Ptn(Ptn 1)	* Kransfontein 19 (Ptn (Ptn1)) * Kwartelspan 25 (Re/Ptn)

Together the Saxendrift properties comprise 5,142.52 hectares. The mining area of Saxendrift Mine constitutes 1,368.17 hectares.

The surface rights to the Saxendrift Mine properties are held by Rockwell. The prospecting properties are owned by third parties with whom land use agreements are negotiated. The prospecting rights on the Kwartelspan Project cover some 903.65 hectares. Both Kwartelspan and Kransfontein properties are co-owned by CEJ van Niekerk with whom Trans Hex Operations (Proprietary) Limited (“THO”) has a surface use agreement. Although the agreement lapsed at the end of February 2008, continued payment of a surface use rental by Rockwell has kept the agreement in place until a new agreement is negotiated.

The following permits are valid for the project:

Table 5. Saxendrift Mineral Rights and Permits

Property Name	Area (ha)	Mineral Right Holder	Permit Type and Number	Renewal Date
Saxendrift 20 Re/Ptn	1,368.2940	Saxendrift Mine (Pty) Ltd	New Order Mining Right 28/2008MR	17 March 2018
Annex Saxensdrift 21 Re/Ptn, and Ptn (Ptn 1)
Saxendrift 20 Re/Ptn	359.0000	Saxendrift Mine (Pty) Ltd	New Order Prospecting Right 751/2006(PRC)	29 Nov 2008 (Renewal submitted to DME on 09/09/2008 and was accepted on 22/09/2008)
Saxendrift 20 Ptn 12, 13, 16, 24, 25	1873.6898	HCVW	New Order Prospecting Right (NC) 30/5/1/1/2/1284PR	Granted on 19 June 2008, until 18 June 2010
Kransfontein 19 Ptn (Ptn 1) Kwartelspan 25 (Re/Ptn)	903.6500	Saxendrift Mine (Pty) Ltd	New Order Prospecting Right 210/2006	11 April 2008 (Renewal was submitted to DME on 10 April 2008 and was accepted on 23 April 2008)

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

– Page 44 –

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

While owned and operated by TransHex, Saxendrift comprised three mining areas: Brakfontein, Saxendrift Terrace A and Saxendrift Terrace B. Brakfontein was not included in the disposal to Rockwell. From commissioning to the end of 2005, the Saxendrift Mine produced a total of 76,803 carats. The largest gem quality stone ever produced by Trans Hex – a 216 carat octahedron – was from the Saxendrift operation in 2001. Saxendrift also held the Trans Hex record for the highest Dollar per carat price with a 9.22 -carat blue stone that was sold in 2003 for in excess of US$45,000/carat. Production on Saxendrift was achieved by open cast mining methods with processing and recovery being achieved by a combination of rotary pan plants, Dense Media Separation and Flow-sort X-ray recovery.

The Saxendrift Project was held by THO from 2000 until the sale to Rockwell in 2007/2008. Although limited mining production took place up until January 2007, the Saxendrift Mine had officially been put on “care and maintenance” by THO during 2006 as a result of a variety of economic aspects.

Mining and Processing

The upper 2-3 m of the fluvial-alluvial sequence is calcreted to varying degrees so prior to excavation, the sample block needs to be blasted, typically on a 5 m x 5 m grid, which breaks up the hard calcrete carapace without damaging diamonds. The broken material is then stripped off using hydraulic excavators. In various areas of the property varying depths of calcretisation has meant that some of the upper gravel layers are also highly cemented so prior to excavation, the gravels are ripped by one of two bulldozers, effectively liberating the gravels (and the diamonds) from the calcrete matrix. The disaggregated material is then loaded by excavator, onto articulated dump trucks and transported to the plant site for further processing.

During much of 2008, Rockwell processed gravels through an existing 4 x 18 ft rotary pan plant which was re-commissioned in April and used as the primary processing plant until the new plant came on-stream during November 2008. The new plant has a design plant-throughput of 500 tonnes per hour, with an expected monthly treatment of 255,000 tonnes (based on the mining of 340,000 tonnes), with recovery through a bank of ten Flowsort machines and an Optical Sorter.

Rockwell re-commissioned an existing small pan plant on the property in the first quarter of fiscal 2009. A new high-volume wet rotary pan plant was constructed during the year and full commissioning took place in the third quarter of fiscal 2009.

– Page 45 –

Estimates of Mineralization

During calendar 2008 Rockwell re-modelled the resources according to the Company standards, and identified differences in volumes based on an incomplete dataset supplied to Rockwell by TransHex, and different to that supplied to Venmyn in 2006/7, resulting in an increase in the resources and a decrease in the inferred resources at that time.

The mineral resources at February 28, 2009 were estimated by Rockwell’s Manager, Resources, G. Norton, Pr.Sci.Nat., a qualified person who is not independent of the Company and reviewed by T. Marshall, PhD, Pr.Sci.Nat., a qualified person who is independent of the Company and is responsible for the estimate. The most recent technical report entitled Revised Technical Report on the Saxendrift Alluvial Diamond Project (Saxendrift Mine and Kwartelspan Prospect), Hay District, the Republic of South Africa, dated December 22, 2009, by Marshall and Norton has been filed on www.sedar.com.

Production at Saxendrift over the twelve months of fiscal 2010 was 8,833.8 carats from 1,216,503 cubic meters (2,554,656 tonnes) of gravel processed. The mineral resources in Table 6a below reflect depletion from production during the year.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

The following table and discussion includes references to "indicated resources". Rockwell advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. Readers cannot assume that all or any part of mineral deposits in this category will ever be converted into reserves

Table 6a. Saxendrift Mineral Resources

MINING AREA	Resource Classification	Volume (cubic meters)	Grade(1) (carats/100 cubic meters)	Value (US$/carat)
Saxendrift Terrace A	Indicated 1	804,945	1.32	2,154
Saxendrift Terrace A	Indicated 2	2,483,494	0.80	2,154
Saxendrift Terrace B	Indicated	1,774,660	1.15	1,075
Total/Average Saxendrift Mine Indicated		5,063,099	1.01

Note:
(1) At 2 mm cut-off

– Page 46 –

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

Table 6b. Saxendrift Mineral Resources

MINING AREA	Resource Classification	Volume (cubic meters)	Grade(1) (carats/100 cubic meters)	Value (US$/carat)
Saxendrift Terrace A	Inferred	3,629,127	0.8	1,075
Saxendrift Terrace B	Inferred	86,476	0.68	1,075
Stockpiles	Inferred	642,540	0.29	2,154
Total/Average Saxendrift Mine Inferred		4,358,143	0.72

Note:
(1) At 2 mm cut-off

Current exploration targets include the 1,430,810 m3 of material in the dumps as well as the mapped occurrences of Terrace C at Ankerpaal.

Kwartelspan

A single terrace was identified by TransHex to exist on the Kwartelspan prospect area. Based on drilling and bulk-sampling of Rooikoppie gravels an inferred resource was estimated as of March 2007 by the South African consulting company Venmyn. C.A. Telfer, Pr.Sci.Nat., of Venmyn is an independent qualified person as defined by National Instrument 43-101.

– Page 47 –

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

Table 7. Kwartelspan Mineral Resources

Resource Classification	Volume (cubic meters)	Grade (carats/100 cubic meters)	Value (US$/carat)
INFERRED	1,384,577	1.50	793

Plans for Fiscal 2011

Ongoing review and updating of resources based on production at Saxendrift will be done by existing Rockwell staff and reviewed by an independent qualified person, as necessary. Since Rockwell has large amounts of existing drill data which it acquired from TransHex, and requires further analysis and integration with mining results, no new drilling programs have been planned for Saxendrift for fiscal 2011.

Before any new drilling is planned and budgeted for on Kwartelspan, Rockwell staff will complete supplementary field work, geological mapping, internal re-interpretation and remodelling of existing data. No additional costs have been budgeted for 2010/2011 for this exercise as it will take place within Rockwell’s existing operational budgets.

During calendar 2010, Rockwell proposes to upgrade the screening and processing sections of the plant , as part of a Pre-Feasibility Study, which will convert a portion of the estimated Indicated Resources to Probable Reserves. Rockwell plans to install an in-pit screening plant to decrease the quantity of ore that has to be moved from the pit to the processing plant. This allows for an increase efficiency and utilisation of the mining fleet. The Company continues to make efficiency modifications to the main processing plant. The total capital expenditure is in the order of ZAR 7,000,000 or approximately US$ 1,000,000.

Niewejaarskraal

Location, Access and Infrastructure

The Niewejaarskraal project (comprised on the Niewejaarskraal and Viegelandsput properties) is located along the south bank of the Orange River between Douglas and Prieska in the Northern Cape Province. Douglas lies 110 km southwest of Kimberley. Niewejaarskraal is situated approximately 66km southwest of Douglas, some 13 km beyond Saxendrift Mine (to the south).

The Niewejaarskraal project is comprised of the farms Niewejaarskraal 40 (two separate surveyed portions of Ptn 6 and a portion of Ptn 4, and Portion of Portion 2) and re/farm and Portion of the Remainder Viegelandsput 39 in the Prieska district of the Northern Cape Province. The area covered by the Mining Right is 1,766.39 hectares. The surface rights are held by Die Nuwejaarskraal Testamentere Trust and Redivuvus Louw, with whom Rockwell has land-use agreements in place.

– Page 48 –

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

The following permits are valid for the project:

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

– Page 49 –

History

The Niewejaarskraal Project was held by THO from 2001 until the sale to Rockwell in 2007/2008.

Trans Hex began development of the Niewejaarskraal Mine with a bulk-sampling program in mid-2001. A DMS plant was erected on site and full-scale production commenced in April 2002. This operation was suspended in late 2006.

TransHex commissioned Venmyn to complete mineral resource estimates in conjunction with its plans to sell the MORO properties.

Rockwell acquired the property in April 2008, subject to cessation rights from the DME which were acquired in February 2009.

Data from the project was compiled and re-assessed in fiscal 2009 (see Estimates of Mineralization below). No work was carried out in fiscal 2010.

Estimates of Mineralization

In fiscal 2009, Rockwell and its consultant re-processed the Trans Hex drilling data according to Company’s operating procedures. The estimated resources have increased, overall, but have been re-classified as “Inferred” due to the lack of confidence in the original data – due primarily to the length of time lapsed since the last diamond valuation (and the uncertainties surrounding current and short-term diamond prices) and the improvements made in diamond processing/recovery procedures which will change the available diamond grade values. The current estimates also represent volumes available in the ground, fully depleted of material removed by the THO bulk-sampling program.

A total of 8,456 carats was recovered (by THO) from Niewejaarskraal (Terrace A Rooikoppie gravels) during the period from mid-2001 to 2005 and sold on the open market. The recovered prices varied from US$13-2,373/carat(1), with a weighted average of US$1,375/carat. During the same time period, the average price received for diamonds from Terrace A on Saxendrift was US$1,404/carat and from Terrace B was US$1,327/carat. These figures correlate well with the Niewejaarskraal data, as would be expected from similar terraces on nearby properties. During May through to October 2008, the average sales value for diamonds recovered from Saxendrift Mine was US$2,154/carat. A single sale of diamonds in February 2009 (a parcel of some 500 carats sold for US$700/carat) indicates the dramatic collapse in rough diamond prices that has taken place in the latter part of 2008 and early 2009. In order to deal with the vagaries of the current diamond market, Rockwell has modelled US$1,075/carat as the figure expected (at an inferred resource classification) for the Niewejaarskraal production during 2009 (in fact this figure will be used by Rockwell as the expected sales value for all the Orange River deposits during 2009). This data will be updated as actual production and sales take place from these properties.

The mineral resources at February 28, 2009 were estimated by Rockwell’s Manager, Resources, G. Norton, Pr.Sci.Nat., a qualified person who is not independent of the Company and reviewed by T. Marshall, PhD, Pr.Sci.Nat., a qualified person who is independent of the Company and is responsible for the estimate. The most recent technical report entitled “Revised Technical Report on the Niewejaarskraal Alluvial Diamond Project, Hay District, the Republic of South Africa, dated December 22, 2009, by Marshall and Norton is filed on www.sedar.com.

– Page 50 –

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

Table 9. Niewejaarskraal Mineral Resources

Area	Gravel Type	Resource Classification	Volume (cubic meters)	Grade (carats/100 cubic meters)	Value(1) (US$/carat)
Terrace A	Fluvial-alluvial Rooikoppie	INFERRED	11,831,500 1,840,000	0.84	1,075
Terrace B	Fluvial-alluvial Rooikoppie	INFERRED	5,990,000 969,000	0.84	1,075
Total		INFERRED	20,630,500	0.84	1,075

Note:
(1) Value modelled by Rockwell for 2009.

Planned program for Fiscal 2011

Similar mining operations to those at Saxendrift are planned for Niewejaarskraal.

Rockwell does not plan any development at the Niewejaarskraal mine for fiscal 2011. All care and maintenance costs are covered under the Saxendrift mine operational budget.

– Page 51 –

Other Properties

Klipdam Extension Property and Bulk Sampling Program

Klipdam Extension is situated east of the Klipdam mine. The Company has established a low costs mobile processing and final recovery plant and mining fleet (utilizing spare earth moving equipment owned by the Company to undertake a bulk sampling project on this property. The processing plant was commissioned at the end of the first quarter of fiscal 2011.

Zwemkuil-Mooidraai Project

Property Description

The other prospects on the MOR acquired through the Trans Hex transaction known as the Zwemkuil-Mooidraai Project are:

Table 10. Other MOR Prospects Mineral Rights

	FARM NAME	PORTION	SIZE (Hectares)	STATUS
	Holsloot 47	Ptn Of Ptn 3	1049.590	Transferred April 2008
Zwemkuil-Mooidraai Project	Zwemkuil 37	Ptn Of Rem	2488.124
	Mooidraai 36	Ptn Of Rem	2901.000

Ptn - portion

Location and Access

The Zwemkuil 37, Mooidrai 36 and Holsloot 47 farms are accessible by secondary gravel roads approximately 10 km, 17 km and 16 km, respectively, from the Niewejaarskraal Project.

History

During its tenure of the MOR operations, Trans Hex also conducted exploration and evaluation work on several large alluvial gravel terraces to the north east of Saxendrift, namely Kwartelspan, and to the south west of Niewejaarskraal, namely Vieglandsput, Zwemkuil-Mooidraai and Remhoogte-Holsloot. Exploration work conducted on the adjacent properties included reverse circulation drilling, trenching and bulk sampling.

Mineral Resources

The Mineral Resources on the Zwemkuil-Mooidrai Project as of March 2007 were estimated by the South African consulting company Venmyn. C.A. Telfer, Pr.Sci.Nat., of Venmyn is an independent qualified person as defined by National Instrument 43-101.

– Page 52 –

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

Table 11. Other MORO Properties Mineral Resources

PROJECT	Resource Classification	Volume (cubic meters)	Grade (carats/100 cubic meters)
Zwemkuil-Mooidraai	INFERRED	1,640,000	0.95

Prospecting Permits

In August 2008, the Company acquired eight new prospecting permits from the DME. These new prospecting permits are located in the MOR area in the Northern Cape Province of South Africa, and include a number of permits which are adjacent to the Company’s Wouterspan and Saxendrift properties.

Table 12. Other Mineral Rights

PROSPECTING RIGHT	PROPERTY	STATUS
HC van Wyk Diamonds Ltd (NC) 30/5/1/1/2/193 PR	Remainder of Portion 9 (Wouter) (1369,9544 ha) and Portion 14 (Stofdraai) (1640,6412 ha) of the farm Lanyon Vale 376, Hay	Granted. 22/11/2005 - 21/11/2007 Renewal lodged on 21/08/2007 Accepted on 04/09/2007
HC van Wyk Diamonds Ltd (NC) 30/5/1/1/2/197 PR	Portion 16 (a portion of Portion 9) of the farm Lanyon Vale 376, Hay (240,4480 ha)	Granted. 08/08/2007- 07/08/2009
HC van Wyk Diamonds Ltd (NC) 30/5/1/1/2/309 PR	Remainder of Portion 1 Zweet Fontein 76
(92,8077 ha)
Portion 2 (a portion of Portion 1) Zweet Fontein
76 (9,4219 ha)
Portion 3 Zweet Fontein 76 (11,3365 ha)
Portion 5 of the farm
Zweet Fontein 76 (293,8018 ha)
Remainder of Portion 1
Of the farm Blaaubosch Drift 78 (1418,0758 ha)
Portion 3 of the farm Blaaubosch Drift
	78 (219,6875 ha)	Granted. 08/08/2007- 07/08/2009
HC van Wyk Diamonds Ltd (NC) 30/5/1/1/2/408 PR	Remainder of Portion 18 (a portion of Portion 10) of the farm Lanyon Vale 376, Hay (271,5347 ha)	Granted. 08/08/2007- 07/08/2009
HC van Wyk Diamonds Ltd (NC) 30/5/1/1/2/1127 PR	Portion 7 (1628,9209 ha) & Portion 11 (1288,5227 ha) of the farm Lanyon Vale 376, Hay	Granted. 09/11/2007- 08/11/2009

– Page 53 –

HC van Wyk Diamonds Ltd (NC) 30/5/1/1/2/1247 PR	Portion 20 (Eben) Reads Drift 74, Herbert (1713,0640 ha) 38 (a portion of Portion 18) of the farm Reads Drift 74, Herbert (513,9192 ha)	Granted. 25/04/2008– 24/04/2010
HC van Wyk Diamonds Ltd (NC) 30/5/1/1/2/1257 PR	The Remaining Extent (889,8725 ha), Portion 1 (Bredenhand’s Pan) (894,5363 ha) and Portion 2 (Lentvort) (894,7719 ha) of the farm Diamond Valley 29, Hopetown	Granted. 25/04/2008 – 24/04/2010
HC van Wyk Diamonds Ltd (NC) 30/5/1/1/2/1284 PR	Portion 12 (63,0360 ha), of the farm
Saxendrift 20, Hopetown
Portion 13 (63,0360 ha) of the farm
Saxendrift 20, Hopetown
Portion 16 (1545,4884 ha) of the farm
Saxendrift 20, Hopetown
Portion 24 (95,1727 ha) & Portion 25 (106,9567
	ha) of the farm Saxendrift 20, Hopetown	Granted.19/06/2008 - 18/06/2010

Lanyonvale Project: The Lanyonvale properties are situated adjacent to and downstream of Rockwell’s Wouterspan Mine on the MOR. This project will recommence upon the completion of the new Wouterspan plant.

Douglas Project Area: These properties are located upstream of the confluence of the Vaal and Orange Rivers, outside of the town of Douglas. There have been alluvial operations around the town of Douglas for the last 100 years.

Makoenskloof Area: This property is situated on the north bank of the MOR, downstream of Makoenskloof where Rockwell performed bulk sampling in 2007, producing some diamonds. The new property is located adjacent to a private operation owned by another party that is known for the recovery of large diamonds.

Diamond Valley: This property is located some 10 km south of the modern day Orange River and at the same general elevation as the Company’s Saxendrift project located about 15 km to the west.

Saxendrift: These properties are adjacent to the lower (Terrace C) of the three terraces that are located on the contiguous mineral right portions that collectively comprise the Saxendrift property package. The Company already holds rights to the property that hosts the upper terraces A and B which have a history of historical diamond production. With the granting of this new right, Rockwell now has access to the three main terraces contained within the Saxendrift project area, with the potential to add further gravel resources at Saxendrift. Terrace C is located approximately 20 to 40 m above the current river, whereas Terrace A is some 120 m above the present day river, and Terrace B is situated between A and C.

Makoenskloof Project

Property Agreement

In conjunction with the acquisition of Durnpike, HCVW had an option agreement to acquire the Makoenskloof alluvial diamond project in South Africa. As a result of the acquisition of HCVW by Durnpike, and concurrent acquisition of Durnpike by Rockwell, the Company assumed the option to purchase the Makoenskloof property. In November 2006, HCVW exercised its option to purchase the property and the company that held the mineral rights of the Makoenskloof property. The Company paid a total consideration of ZAR19 million ($2.7 million) for the property and associated equipment.

Location and Access

The Makoenskloof project is located on the north bank of the MOR, approximately 20 km from the town of Douglas, South Africa and 40 km from Wouterspan. The property is accessible by road from Douglas.

– Page 54 –

Property Description

The Makoenskloof Project is a Portion 22 of Reads Drift 74 farm, located in the Herbert District of the Northern Cape Province of the Republic of South Africa. The property is 1,808.08 hectares in size.

Geology

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

Makoenskloof gravel has minimal BIF, so processing and metallurgy is less complicated and overall mining costs are lower, thereby compensating for potentially low grades.

Recent Work

Bulk sampling and processing was conducted during fiscal 2008. Diamonds recovered were sold in tender sales in October and November 2007 and January 2008. No further work has taken place since that time and none is currently planned.

ITEM 4A     UNRESOLVED STAFF COMMENTS

Not applicable as the Company is a non-accelerated filer.

– Page 55 –

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of Rockwell's financial condition and results of operations for the fiscal year ended February 28, 2010 and February 28, 2009 and the nine months ended February 29, 2008 should be read in conjunction with the Company's consolidated financial statements and related notes included in this Annual Report on Form 20-F. The consolidated financial statements included in this Annual Report on Form 20-F were prepared in accordance with Canadian GAAP. For a reconciliation of the Canadian GAAP to US GAAP, see note 17 to the consolidated financial statements.

Overview

Rockwell is engaged in the business of alluvial diamond production. The Company is focused on acquiring additional operating diamond properties or projects that have near-term potential for alluvial diamond production, as described in detail under ITEM 4B Business Overview.

Going Concern

Rockwell Diamonds Inc. (“Rockwell” or the “Company”) is incorporated under the British Columbia Business Corporations Act (formerly the Company Act of British Columbia), and is engaged in the business of diamond production and the acquisition and exploration of natural resource properties. The Company’s mineral property interests are located in South Africa.

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

For the year ended February 28, 2010 the Company incurred consolidated losses of $7.0 million and has incurred accumulated losses to date of $49.1 million. In response to the economic crisis that started in 2009, the Company reduced costs in order to respond to reduced demand and prices for the Company’s diamonds. In fiscal 2010, diamond prices have increased gradually from US$585 at the beginning of the year to US$1,269 at February 28, 2010. Analyst forecasts as of March 1, 2010 project prices of US$1,143 per carat in the next twelve months and US$1,425 in the following twelve months. The Company expects to pass breakeven point in September 2010.

At year end, the Company’s current assets exceeded its current liabilities by $0.3 million and the Company’s total assets exceeded its total liabilities by $77.8 million. The Company has forecasted its cash flows for the fiscal years 2011 and 2012 and these forecasts indicate that the Company will continue as a going concern. The forecasts assume the plant operating at 85% of capacity, prices remain at current levels, which are 33% below pre-crisis levels and the South African Rand remains at current levels relative to the United States and Canadian Dollar.

In order to increase cash resources and fund current year losses, the Company raised equity of $8.6 million in a private placement at the end of the current year and a further $8.0 million subsequent to the year end.

Based on the Company’s cash resources and the above forecasts, the Company has sufficient working capital and reserves to maintain operations through breakeven point and sufficient cash and working capital to fund the continuing losses until then. Accordingly, the financial statements have been prepared on the basis of accounting policies applicable to a going concern. Future events beyond the Company’s control may change the Company’s ability to continue as a going concern.

– Page 56 –

If the going concern concept was no longer appropriate, significant adjustments would be required to the carrying value of assets and liabilities and would be recorded at that time.

Critical Accounting Policies

The Company's significant accounting policies are presented in note 3 of the accompanying audited consolidated financial statements for the year ended February 28, 2010. A reconciliation of material measurement differences between these principles and accounting principles generally accepted in the United States is shown in note 17. The preparation of consolidated financial statements in conformity with Canadian and US generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company evaluates its estimates on an ongoing basis and bases them on various assumptions that are believed to be reasonable under the circumstances. The Company's estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Such estimates and assumptions include the estimation of mineral resources and reserves, the carrying values of mineral properties, the carrying values of property, plant and equipment, the assumptions used in determining the reclamation obligation, and the valuation of stock-based compensation expense.

A.           Operating Results

Rockwell's annual and quarterly operating results are primarily affected by the level of operations activity associated with its mineral property interests. Economic factors such as foreign exchange fluctuations, mineral prices and regulatory development may also affect the Company's operating results and the volatility of the trading price of its common stock. To management's knowledge, there are no governmental, economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the Company's operations that are not disclosed in this Annual Report. Inflationary factors have not had a material impact on the Company's operating results for fiscal 2010, 2009 or 2008. The Company's financial position and results of operations are summarized below:

	As at	As at	As at
	February 28,	February 28,	February 29,
Balance Sheet	2010	2009	2008
Current assets	11,875,714	15,099,971	38,596,562
Mineral properties	30,850,998	28,894,477	25,247,937
Other assets	62,516,674	62,367,968	69,848,625
Total assets	105,243,386	106,362,416	133,693,124

Current liabilities	11,577,472	14,462,800	12,502,301
Other liabilities (including non-controling interest)	16,471,823	21,478,590	34,076,016
Shareholders’ equity	77,194,091	70,421,026	87,114,807
Total liabilities and shareholders’ equity	105,243,386	106,362,416	133,693,124

– Page 57 –

			Nine months
	Year ended	Year ended	ended
	February 28,	February 28,	February 29,
Statements of Operations	2010	2009	2008
Revenue	29,776,933	34,330,078	36,038,106
Mine site operating costs	(22,913,999)	(25,113,363)	(22,730,271)
Amortization and depletion	(9,545,727)	(11,287,197)	(6,533,941)
Operating profit (loss)	(2,682,793)	(2,070,482)	6,773,894

Expenses
Accretion of reclamation obligation	481,932	1,072,389	464,316
Exploration	97,805	498,739	604,169
Foreign exchange loss (gain)	483,902	(350,485)	(751,315)
Legal, accounting and audit	1,389,272	1,863,261	790,725
Office and administration	3,411,990	3,489,460	2,697,077
Shareholder communications	506,482	453,489	198,985
Stock-based compensation	335,358	1,834,422	1,826,315
Travel and conference	194,544	605,812	654,705
Transfer agent filings	246,866	250,878	544,232
	7,148,151	9,717,965	7,029,209
Other Items
Loss on disposal of equipment	36,720	364,918	402,411
Write-down or loss on disposal of mineral properties	657,634	203,339	–
Interest (income)	(466,688)	(2,672,021)	(1,118,396)
Interest on capital leases	969,530	1,592,001	1,289,385
Convertible note accretion and interest expense	576,272	3,009,680	270,976
Other income	(513,338)	(303,399)	(111,202)
Write down of assets	23,862	2,590,958	–
Write-off of amounts receivable	167,414	291,063	18,360
Write-down of marketable securities	–	–	–
	1,451,406	5,076,539	751,534

Loss before income taxes	11,282,350	16,864,986	1,006,849
Income tax expense	18,946	7,000	179,290
Future income tax (recovery) expense	(2,645,000)	(3,347,000)	2,261,110
Loss before non-controlling interest	8,656,296	13,524,986	3,447,249
Non-controlling interest	(1,618,603)	(549,024)	5,955,779
Loss for the period	7,037,693	12,975,962	9,403,028
Other comprehensive loss	(5,429,700)	13,409,383	–
Total comprehensive loss	1,607,993	26,385,345	9,403,028

Basic and diluted loss per common share	0.03	0.05	0.05
Weighted average number of common shares outstanding	267,164,309	237,924,152	196,428,551

– Page 58 –

Production and Sales

The following is a comparison of the twelve months of fiscal 2010 (ended February 28, 2010) with the twelve months of fiscal 2009 ended February 28, 2009.

PRODUCTION
Operation	12 months ended February 28, 2010			12 months ended February 28, 2009
	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)
Holpan	805,925	6,398.2	0.79	561,583	4,127.40	0.73
Klipdam	895,669	9,669.8	1.08	711,924	7,041.81	0.99
Wouterspan	-	14.1	-	552,293	3,897.06	0.71
Saxendrift	1,216,503	8,833.8	0.73	194,287	2,436.73	1.18
Total	2,918,097	24,915.9	0.85	2,020,087	17,503.00	0.87

SALES, REVENUE AND INVENTORY
Operation	12 months ended February 28, 2010				12 months ended February 28, 2009
	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)
Holpan	6,457.7	3,166,842	492.09	780.3	3,741.08	4,272,511	1,142.05	839.82
Klipdam	10,816.7	6,301,240	581.26	595.4	5,656.97	18,954,292	3,350.61	1,742.31
Wouterspan	591.0	280,193	475.32	-	3,640.81	4,698,121	1,290.41	576.85
Makoenskloof	-	-	-	-	212.00	1,500,119	7,076.03	-
Saxendrift	8,667.1	17,055,281	1,967.81	533.9	2,069.54	3,656,268	1,766.71	367.21
Total	26,532.5	26,803,556	1,010.21	1,909.6	15,320.40	33,081,311	2,159.30	3,526.19

*Included in the Klipdam sales are 322.02 carats at $122,973 from ERF-1 Windsorton, a prospecting right within the Holpan-Klipdam mining area

INVENTORIES (carats)
Operation	Rough Diamond Inventories Beginning of Period*	Production	Rough Diamond Sales	Rough Diamond Inventories End of Period
Holpan	839.8	6,398.16	6,457.7	780.32
Klipdam	1,742.3	9,669.82	10,816.7	595.43
Wouterspan	576.9	14.08	591.0	-
Saxendrift	367.2	8,833.84	8,667.1	533.91
Total	3,526.2	24,915.90	26,532.5	1,909.66

*Included in the Klipdam inventories are 322.02 carats from ERF-1 Windsorton, a prospecting right within the Holpan-Klipdam mining area.

– Page 59 –

Subsequent to the year end, the production for the five months ended July 31, 2010 are tabulated below:

Mine	Volume (cubic meters)	Carats	Average Grade (carats/100 cubic meters)
Holpan	355,459	3,678.41	1.03
Klipdam	383,194	4,236.80	1.11
Klipdam Extention	62,576	369.59	0.59
Saxendrift	611,505	3,527.89	0.58
Total	1,412,734	11,812.69	0.82

Fiscal 2010 compared to twelve months ended Fiscal 2009

The Company realized a loss of $7.0 million for the twelve month period ended February 28, 2010 compared to a loss of $13.0 million for the prior year. The loss was due to the collapse in the diamond market and precipitous decline in diamond prices that commenced in the fourth quarter of fiscal 2009 due to the ongoing global credit crisis and economic recession. This resulted in on-going weakness of diamond prices through the first two quarters of fiscal 2010 and the slow recovery in the third and fourth quarters. Though prices remained weak during this period there has been an overall improvement in prices of about 49% from the initial sharp fall in prices of about 50% in the last quarter of fiscal 2009. Operations at the Wouterspan Mine are still on care and maintenance in order to preserve the Company’s cash reserves. Proceeds from the capital raise will be used to upgrade the plant at Wouterspan, the re-commissioning of which will coincide with the forcasted recovery of the demand for high quality stones in the final quarter of fiscal 2011.

During the twelve months ended February 28, 2010, the Company realized rough diamond sales of $29.8 million compared to $34.3 million for the comparable period in the prior year. Sales in March 2009 were at US$531.43 per carat, 35% of the pre-October 2008 average sales prices achieved of about US$1,800 per carat. Prices have gradually recovered, climbing to US$1,090.55 per carat in July 2009, US$862.36 per carat in August/September 2009 tenders, US$1,434.33 in November 2009 and US$1,154.11 in the January/February 2010 tender. The lower price per carat received in August and January/February was related to lower grade mixes of stones sold in July and November 2009.

As noted above, the credit crunch and ensuing recession resulted in diamond prices falling sharply in late calendar 2008 (fourth quarter of fiscal 2009). Sales prices achieved in the first quarter of fiscal 2010 were below the cost of production; however, prices achieved in the second quarter covered the cost of production, but were not sufficient to cover fixed overheads in full and lease payments. As the Company was required to maintain liquidity, sales were made below production cost. This resulted in the Company invoking the payment deferral with Komatfin, which ended on November 1, 2009.

Income generated in November 2009 was sufficient to cover all the third quarter costs and significant arrear creditors, including ZAR11.4 million ($1.6 million) for outstanding royalties. The November income resulted in a third quarter operating profit.

Mining costs for the twelve months ended February 28, 2010 amounted to $22.9 million (twelve months ended February 28, 2009 - $25.1 million), which excludes amortization and depletion charges of $9.5 million (twelve months ended February 28, 2009 – $11.3 million). The Wouterspan mine was placed on care and maintenance, and this resulted in less costs being incurred in the current year.

Exploration expenses (excluding stock-based compensation) decreased to $97,805 for the twelve months ended February 28, 2010 compared to $498,739 for the same period in the prior year as a result of the diminished exploration activity due to the recession.

Office and administrative costs for the twelve months ended February 28, 2010 decreased to $3.4 million from $3.5 million incurred for the same period in the prior year. This decrease was primarily the result of controlling costs and reducing overheads.

– Page 60 –

Travel and conference expenses amounted to $194,544 for the twelve months ended February 28, 2010 compared to $605,812 for the same period in the previous year. Legal, accounting and audit expenses for the twelve months ended February 28, 2010 amounted to $1.4 million compared to $1.9 million incurred for the same period in the prior year. The Company has experienced significant legal costs due to the unsolicited bid by Pala and the capital raising exercise.

Stock-based compensation decreased to $0.3 million for the twelve months ended February 28, 2010 in comparison to $1.8 million for the same period in the previous year as a result of less options being granted, lower share prices, the effect of cancelled share options and the vesting of 2007 options.

Net interest expenses were $1.1 million for the twelve months ended February 28, 2010, compared to $1.9 million for the twelve months ended February 28, 2009, due to the use of the credit facility in fiscal 2009 to maintain working capital and the deferred lease payments.

Potential Acquisition

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

In March 2010, the Company announced that it has signed a term sheet with Etruscan Diamonds Limited whereby the Company proposes to purchase Etruscan’s Blue Gum diamond operation in the Ventersdorp region, South Africa. The acquisition is for 74% of the operation with the balance owned pursuant to South Africa’s Black Economic Empowerment initiative. The price to be paid to Etruscan is an amount not exceeding ZAR33.5 million (approximately $4.65 million) payable in Rockwell shares valued at $0.068 each. The Company will also assume certain non-material property maintenance obligations effective, on signature of the term sheet on March 10, 2010, and other financial obligations upon completion of the acquisition.

The Blue Gum alluvial diamond deposit hosts estimated mineral resources of 25 million cubic meters (indicated) with a grade of 2.37 carats/100 cubic metres and 15 million cubic meters (inferred) with a grade of 2.37 carats/100 cubic metres as at October 2009. Tania Marshall, PhD., Pr.Sci.Nat., an independent Qualified Person, is responsible for the resource estimate. A technical report has been filed on the Company’s profile at www.sedar.com.

– Page 61 –

Completion of the acquisition is subject to a number of conditions including South African mining ministry consent, securities regulatory approvals including TSX, satisfactory due diligence and project development financing and electric power negotiations. The Rockwell shares to be issued will be subject to escrow, resale and voting restrictions and will not materially affect control. Completion is targeted for the third calendar quarter of 2010.

Acquisition

On April 21, 2010 the Company acquired a 20% shareholding in Flawless Diamonds Trading House (Pty) Limited from Hennie van Wyk for the amount of $95,686. Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company.

Through it’s shareholding, Rockwell will have the ability to exercise significant influence over the operations of Flawless and as a result will equity account the results of Flawless in fiscal 2011 from the effective date of acquiring it’s shareholding.

Summarised financial information of Flawless

Financial Position as at February 28, 2010
Total Assets	5,159,027
Total Liabilities	4,672,164
Net Assets	486,863

Financial Performance for the year ended February 28,
2010
Total Revenue	36,813.912
Total profit for the period	168,712
Capital commitments and contingent liabilities of associate	Nil

Corporate

On April 29, 2009, Pala Investments Holdings Limited (“Pala”) called a special shareholders’ meeting of the Company. The meeting was called to remove certain directors of the Company, to appoint and elect certain new directors and to amend and terminate the Company’s shareholders’ rights plan. The special shareholders meeting was held on June 17, 2009 and the proposed resolutions to reconstitute the Board and amend and terminate the shareholders’ rights plan were not approved by the shareholders. Subsequently, two of the Company’s independent directors and Audit Committee members, Messer’s G. Radke and T. Janes resigned from the Board.

During the third quarter of fiscal 2010, Messer’s W. Jacobs and R. Linnell were appointed to the Board of Directors.

In the fourth quarter of fiscal 2010, Mr W. Fisher resigned from the board and Mr G. Yong was appointed to the Rockwell Board of Directors.

The current Audit Committee is comprised of Messer’s W. Jacobs and R. Linnell. The Company is in the process of identifying and appointing additional independent directors to the Company and to the Audit Committee.

– Page 62 –

In addition, the Company appointed Graham Chamberlain as its Chief Operating Officer as of November 1, 2009.

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

The Company had a loss of $13 million for fiscal 2009 compared to a net loss of $9.4 million for the nine months ended February 29, 2008. The loss was due to collapse in the diamond market in the fourth quarter of fiscal 2009, along with a global credit crunch which caused a total collapse in the demand and prices of commodities, with the diamond market being badly hit. Consequently, the Company decided to shut down operations in December and January, and the Wouterspan Mine was put on care and maintenance in order to preserve its cash balances.

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

Expenses before other items for fiscal 2009 increased to $9.7 million in comparison to $7 million incurred for fiscal 2008 ($9.3 million annualized). Management have been successful in containing costs, even though the Company experienced significant legal costs due to the unsolicited bid by Pala and also had to make restructuring and retrenchment payments during the last quarter of fiscal 2009.

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

– Page 63 –

B.           Liquidity and Capital Resources

Liquidity

At February 28, 2010, the Company had cash of $2.5 million and an overdraft balance of $0.7 million, a net balance of $1.8 million and a working capital of $0.3 million, as compared to cash of $4.0 million, an overdraft of $3.5 million and working capital of $0.6 million at February 28, 2009.

The Company had no long-term debt at February 28, 2010, other than asset retirement obligations relating to its Klipdam, Holpan, Wouterspan mines and Saxendrift operations, and capital lease obligations relating to mining equipment with three to four year lease agreements. The Company’s capital lease obligations are denominated in South African Rand (“ZAR”). Capital lease obligations have been presented at an exchange rate of 1 Canadian Dollar = ZAR 7.3153, the closing rate in effect on February 28, 2010.

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

The Company continues to review its capital expenditure program for 2010, non-core activities and all service provider contracts. Management continues to focus on improved operational practices and efficiencies at each mining operation, and is actively identifying additional cost cutting opportunities.

The Company anticipates the cost reduction and operational efficiency measures taken by the Company along with existing cash flow from operations and the Company’s holdings of cash and cash equivalents will be sufficient to fund current operations and settle obligations as they fall due.

Although the Company has implemented the necessary plans to ensure sufficient financial liquidity in the near term, the Company’s ability to repay or refinance its financial liabilities to their contractual maturities depends on a number of factors such as an improvement in diamond demand and prices and availability of credit and capital markets.

The Company has an overdraft facility available for its operation of ZAR28 million ($3.8million) of which $0.7million have been utilized at February 28, 2010. Current operating income is being used to service this facility. This facility has an interest cost based on prime and is reviewed periodically.

As of May 31, 2010, the Company has unrestricted cash of $8.6 million and has utilized $2.0 million of the $3.8 million overdraft facility to maintain its operational requirements.

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

– Page 64 –

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

Financing

During the fourth quarter of fiscal 2010, the Company raised $8.6 million from a private placement to new and existing shareholders. Of this amount, $6.0 million was utilised in fiscal 2010 to strengthen the Company’s balance sheet and was allocated as follows:

  Repayment of a four month payment deferral (capital portion of lease payments) from Komatfin, the institution that finances the Mobile Production Vehicles (yellow fleet). This deferral had run from July until November 1, 2009, and provided short term financing of $2.2 million.

  Repayment of the short term, partially secured, borrowing facility of $3.8 million.

Subsequent to February 28, 2010, the Company raised approximately $4.6 million through a fully subscribed rights offering. Further to the rights offering and a Standby Agreement entered into at the outset of the rights offer, funds of $3.4 million were received from Daboll Consultants Limited by way of a private placement. Overall in fiscal 2010, the Company successfully raised a total amount of $16.6 million through the combined private placements and rights offer. The majority of the funds raised by Rockwell will be allocated to further optimize, modernize and re-commission existing operations. Growth and expansion to take advantage of the recovering diamond market is a key priority for Rockwell.

Other than already described above, the Company had no other lines of credit or other sources of financing.

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, restricted cash, amounts receivable, reclamation deposits, accounts payable and accrued liabilities and capital lease obligations. The Company has not entered into any derivative or other financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, including treasury policies, counterparty limits, controlling and reporting structures, credit risk, liquidity risk, currency risk, interest risk and diamond price risk.

– Page 65 –

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and equivalents, restricted cash, accounts receivable and trade receivable from a related party. The carrying values of the Company’s cash and cash equivalents, accounts receivable and trade receivable from a related party represents the maximum exposure to credit risk.

The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents with high-credit quality financial institutions. The Company does not have financial assets that are invested in asset backed commercial paper.

The Company minimizes its credit risk by reducing credit terms to 30 days on its sales.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company raised $8.6 million in a private placement at the end of the current year and a further $8.0 million subsequent to the year end. After taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents, the Company believes that these sources will be sufficient to cover the likely requirements for the foreseeable future. The Company’s cash and cash equivalents are invested in business accounts which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments.

The Company operates in South Africa. Like other foreign entities operating there, the Company is subject to currency exchange controls administered by the South African Reserve Bank, that country's central bank. A significant portion of the Company's funding structure for its South African operations consists of advancing loans to its South Africa incorporated subsidiaries and it is possible the Company may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank.

Currency Risk

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in South African Rand (“ZAR”). In addition, the Company has cash and certain liabilities denominated in ZAR. As a result, the Company is subject to currency risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

Interest Rate Risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash equivalents mature impact interest income earned.

– Page 66 –

The Company has capital lease obligations with several financial institutions. The capital leases bear interest at rates linked to the prevailing prime rate of the relative financial institution, and are subject to interest rate change risk.

Diamond price risk

The value of the Company's mineral resource properties is dependent on the price and the outlook of diamonds. Diamond demand and prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewellery. Low or negative growth in the worldwide economy, prolonged credit market disruptions or activities creating disruptions in economic growth could result in decreased demand for diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production could also negatively affect the price of diamonds. In each case, such developments could materially adversely affect the Company’s results of operations.

The profitability of the Company's operations is highly correlated to the market price of diamonds. If diamond prices decline for a prolonged period below the cost of production of the Company's operating mines, it may not be economically feasible to continue production.

Material Commitments for Capital Expenditures

The Company has signed a term sheet on March 10, 2010 with Etruscan diamonds Limited whereby the Company proposes to purchase Etruscan’s Blue Gum diamond operation in the Ventersdorp region, South Africa. The acquisition is for 74% of the operation with the balance owned pursuant to South Africa’s Black Economic Empowerment initiative. The price to be paid to Etruscan is an amount not exceeding ZAR33.5 million (approximately $4.7 million) payable in Rockwell shares valued at $0.068 each. The Company will also assume certain non-material property maintenance obligations effective from March 10, 2010 and other financial obligations upon completion of the acquisition.

Other than the above the Company had no material commitments for capital expenditures as at February 28, 2010 and August 31, 2010.

C.           Research and Development, Patents and License, etc.

Rockwell does not carry out any research or development activities

D.           Trend Information

Following the drastic decline in international diamond prices in late 2008 and the negative impact of the world economic recessions, the prices of rough diamonds have returned to mid 2008 values. During the first two quarters of fiscal 2010, the market experienced shortages due to limited supply of rough diamonds from the larger producers. Subsequently De Beers increased the prices on their boxes and further to this increase sight holders were selling their DTC boxes (“Diamond Trading Company”) for a premium of single and low double digit percentages; this will result in producers increasing their prices until such time as the premiums have been absorbed. The demand for larger stones has improved.

Following a drastic 50% decline in diamond prices in the last quarter of fiscal 2009, rough diamond prices have showed an improvement in price during the last two quarters of fiscal 2010. The effects of the diamond price decline in the first part of fiscal 2009, and the subsequent improvement in prices during the last two quarters are reflected in prices achieved by Rockwell over the fiscal year. The Company sold parcels of diamonds in March, May, June, July, August/September and November 2009, and January/February 2010.

– Page 67 –

Prices were weak in the first two quarters of fiscal 2010 and strengthened in the last two quarters as indicated in the following average sales prices. The average price per carat received was US$531.43 in March, US$584.69 in May, US$699.75 in June, US$807.20 in early July, US$1,090.55 on July 27, US$862.36 in the August/September, US$1,416.40 in the November, and US$1,154.11 in the January/February sales. The average price received from sales in the fourth quarter of fiscal 2010 was US$1,154.11 per carat, a decrease of 9% from the average price of US$1,268.83 per carat received in the third quarter of fiscal 2010. The decrease was due to a parcel of moderate-quality stones being tendered in February compared to the previous quarter which included several large, high quality gems.

Polished prices showed increases in the latter part of fiscal 2010, although at smaller percentages compared to rough price increases, but these prices are expected to show larger increases consistently throughout the year as the demand at retail level increases. The retail sector has shown year on year increase in trade but still has to show further strengthening to reach the levels from 2008. Margins on polished are still small as a result of the high prices paid for rough diamonds. Credit terms have been reduced in the industry from the exceptional high credit levels that existed prior to the credit crisis of late 2008 which is positive for the business.

The downstream sector of the diamond trade is presently seeing increased activity from Indian traders which are becoming the largest buyers of rough diamonds on the market. This is a result of support from their banks as well as the government which appreciates the importance of supporting their diamond industry. The caution is that speculation on rough diamonds continues to drive the prices of rough, which although a positive for producers in the short term, could possibly be detrimental to the market in the long term.

Overall rough diamond prices showed a strong rebound in the latter half of fiscal 2010 which was important for Rockwell and its financial performance. This situation has persisted into the early part of fiscal 2011. The view of most diamond market analysts, including the likes of Des Kilalea at Royal Bank of Canada (“RBC”) Capital Markets and Ed Sterck of Bank of Montreal (“BMO”), is that the diamond market will continue to show improvement and resilience during calendar 2010 and that in the long term declining supply, and increasing demand related to improvement in world economic conditions, diamond prices will rise to their previous strong levels and show long term growth.

– Page 68 –

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

F.           Tabular Disclosure of Contractual Obligations

The Company has the following payment commitments: (a) minimum lease payments of $3.3 million, with $3.1 million payable in the next 12 months, with installments up to the year 2012 to various financial institutions for plant and equipment.

– Page 69 –

The following are the contractual maturities of contractual obligations (in thousands of Canadian Dollars):

Payments due by period
	Total	Less than one year	1 to 3 years	3-5 years	More than 5 years
Contractual obligation	Nil	Nil	Nil	Nil	Nil
Long term debt obligations	3.3m	3.2m	0.1m	Nil	Nil
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase obligations	Nil	Nil	Nil	Nil	Nil
Reclamation Obligations	3.7m	Nil	Nil	Nil	3.7m
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	Nil	Nil	Nil	Nil	Nil
Total	7.0m	3.2m	0.1m	Nil	3.7m

Other than described above and in the notes of the audited financial statements for the year ended February 28, 2010, the Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

G.           Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and F above.

– Page 70 –

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following section sets out the names of members of the Board of Directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each director's principal occupation, the period of time during which each has been a director of the Company and the number of Common Shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at August 31, 2010.

The names and municipalities of residence of the directors and senior officers of the Company, their principal occupations during the past five years, and the period of time they have served as directors or officers of Rockwell are as follows. Except where indicated, each director and senior officer of Rockwell has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

– Page 71 –

Name, Position and Country of Residence	Period a Director of Rockwell	Securities Beneficially Owned or Controlled(1)
Mark Bristow [6] Director Johannesburg, South Africa	Since March 2007	7,227,242 Common Shares 949,500 Options
John Bristow [5] President, Chief Executive Officer and Director Pretoria, South Africa	Since August 2006	1,544,107 Common Shares 1,199,500 Options
David Copeland[7] Chairman and Director Vancouver, British Columbia, Canada	Since September 2006	1,453,288 Common Shares 1,099,500 Options
Richard J Linnell [2,3,4,9] Director Johannesburg, South Africa	Since November 2009	300,000 Options
Willem Jacobs [2,4,8] Director Pretoria, South Africa	Since November 2009	500,000 Options
Gary Wu Director Beijing, People’s Republic of China	Since August 5, 2010	Nil
Sandile Zungu [3,4,10] Director Bryanston, South Africa	Since November 2008	300,000 Options
Gerhard Jacobs Chief Financial Officer Johannesburg, South Africa	Since July 2010	Nil
Graham Chamberlain[11] Chief Operating Officer Cape Town, South Africa	Since November 2009	450,000 Options
Trevor Thomas[12] Secretary Vancouver, British Columbia, Canada	Since February 2008	315,000 Options

Notes:

1.

The information as to securities beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees and is based on insider reports filed on www.sedi.ca as at August 31, 2010.

2.	Member of the Audit Committee
3.	Member of the Nominating and Corporate Governance Committee
4.	Member of the Compensation Committee
5.	John Bristow holds options to purchase 599,500 Shares at $0.62 per share expiring on September 24, 2012 and holds options to purchase 600,000 Shares at $0.06 per share expiring on December 7, 2014.
6.	Mark Bristow holds options to purchase 449,500 Shares at $0.62 per share expiring on September 24, 2012 and holds options to purchase 500,000 Shares at $0.06 per share expiring on December 7, 2014.
7.	David Copeland holds options to purchase 499,500 Shares at $0.62 per share expiring on September 24, 2012 and holds options to purchase 600,000 Shares at $0.06 per share expiring on December 7, 2014.
8.	Willem Jacobs holds options to purchase 500,000 Shares at $0.06 per share expiring on December 7, 2014..
9.	Richard Linnell holds options to purchase 300,000 Shares at $0.06 per share expiring on December 7, 2014.
10.	Sandile Zungu holds options to purchase 300,000 Shares at $0.06 per share expiring on December 7, 2014.
11.	Graham Chamberlain hold options to purchase 450,000 Shares at $0.06 per share expiring on December 7, 2014.

– Page 72 –

12.	Trevor Thomas holds options to purchase 300,000 Shares at $0.06 per share expiring on December 7, 2014 and options to purchase 15,000 Shares at $0.62 per share expiring on September 24, 2012.

Mr Greg Radke, Mr. Terry Janes and Mr. Bill Fisher resigned from the Board;

Mr. Richard Linnell, Dr Willem Jacobs and Mr Yong joined the Board as independent directors;

Mr. Graham Chamberlain, a mining engineer with mineral resource and financial skills joined the management team as Chief Operating Officer; and

Mr Yong Guo resigned from the Board.

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

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Continental Minerals Corporation	Director	November 1995	Present
	President & CEO	January 2008	Present
Farallon Resources Ltd.	Director	December 1995	April 2009
Heatherdale Resources Inc	CEO, President and Director	November 2009	Present
Great Basin Gold Ltd.	Director	February 1994	March 2008
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director	September 2006	Present
	Chief Executive Officer	September 2006	September 2007
	Chairman	September 2007	Present
Taseko Mines Limited	Director	March 1994	Present

DR. JOHN BRISTOW – President, Chief Executive Officer and Director

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

– Page 73 –

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

Most recently he was CEO of Kalahari Diamonds plc in Botswana, which successfully merged with Petra Diamonds in 2005.

Dr. Bristow is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Rockwell Diamonds Inc.	Director	August 2006	Present
	President	August 2006	Present
	Chief Operating Officer	August 2006	November 2009
	Chief Executive Officer	September 2007	Present
Oropa Limited	Director	December 2000	April 2004

DR. MARK BRISTOW – Director

Dr. Mark Bristow was appointed to the Company’s Board of Directors in October 2006. Dr. Bristow comes to Rockwell with 20 years experience in exploration, development, project and corporate finance and management in the mining sector in Africa.

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

– Page 74 –

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

GARY WU - Director

Mr. Wu is the managing partner of Godia Capital Partners, one of the first Chinese private equity funds created to focus on investment opportunities in resource projects in Africa. Mr. Wu and his investment partners also have a sound knowledge of the emerging Chinese diamond manufacturing sector and, over the past year, have done an extensive assessment of mining opportunities in southern Africa.

Mr. Wu has been involved in the successful launch and management of Volvo Group. During the period working for Volvo, Mr. Wu pioneered the path for Volvo commercial vehicles to play a major role in China and he was legendary for improving the brand recognition for Volvo commercial vehicles and Volvo’s brand rank. Meanwhile, regarded as a scholar in trade wars, Mr. Wu created a series of modern success theories including Opportunity is enemy, the theory of When Channel is ready, the water will be there, and his philosophy system of Total Success Theory. By practicing these revolutionary theories, he started his new venture as the Chairman and Chief Executive Officer of SureAuto Corporation, which was the first and has become the largest big box retailer in China’s used car market.

Mr. Wu has been studying in Department of International Marketing, Arizona State University of US and obtained his degree in EMBA of Rutgers New Jersey, US.

Mr. Wu is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Volvo Trucks Corporation	Executive Vice President, Area Asia President and CEO, Greater China	November 2005	April 2006
AB Volvo	Vice President of Volvo Group, Strategic Alliance	April 2006	September 2007

RICHARD J LINNELL - Director

Richard has been active in the mineral resources business for nearly 40 years and has significant global experience in the development and marketing of resources and commodities. He joined Middelburg Steel & Alloys as Marketing Manager for the Stainless Steel division in 1985 and was subsequently involved in the establishment of the Columbus Stainless Steel Project. He then became General Manager of the Manganese Division of Samancor, a joint venture between the then Billiton Plc and the Anglo American Corporation. Samancor had a dominant position globally in manganese and chrome markets. He then moved to head Billiton Plc’s Exploration and Development activities within Africa, and gained considerable experience in Guinea, Mauritania, Sudan, Morocco, Democratic Republic of Congo, Zambia, as well as South Africa.

– Page 75 –

Richard retired from BHP Billiton in 2001 and made a successful transition to the junior exploration and mining sector where he has been involved in the creation, raising of funds, development, and management of several private and listed junior and mid-tier exploration and mining companies, including the roles of non-Executive Chairman and Director of companies listed on the Sydney, Toronto, London and Johannesburg stock exchanges.

He is currently Non Executive Chairman of Coal of Africa Ltd, Sacoil Holdings Limited, Brinkley Mining Company and Maghreb Minerals Plc. He is non-Executive Director of Centebale Resources limited, GRD Minproc Ltd, GRD Minproc SA Ltd, Mag Industries Corporation Inc, Cuco Resources Ltd, Moydow Mines International Inc, New Kush Exploration and Mining, VML Resources, and Nimag Pty Ltd.

Aside from his direct interests in mineral exploration and mining Company’s Richard was the originator of the Bakubang Initiative, a Forum designed to revive the South African Junior Mining Industry which lead to the establishment of the New Africa Mining Fund and is currently the Chairman of the Trustees of the New Africa Mining Fund. He was also a member of the Electricity Council (representing the mining industry) which was the forerunner of Eskom Ltd before corporatisation.

Richard has a BSc (Hons) London External Degree from the University College of Rhodesia and Nyasaland, which was then an External London College.

Mr. Linnell is, or was within the past five years, an officer and/or director of the following companies:

Company	Positions Held	From	To
Coal of Africa Limited	Chairman	2001	Present
Mag Industries Corporation	Director	2006	Present
Chrome Corporation Limited	Chairman	2007	2009
Moydoy Mines International Inc	Director	2007	Present
Maghreb Minerals Plc	Chairman	2008	Present
Brinkley Mining Company Limited	Chairman	2008	2009
Sacoil Holdings Limited	Chairman	2004	Present
GRD Minproc Limited	Director	2008	Present
Namakwa Diamonds Limited	Director	2003	2006
Rockwell Diamonds Inc	Director	October 2009	Present
IPSA Ltd	Non Executive Chairman	2010	Present

WILLEM J JACOBS - Director

Willem has over 25 years experience in the engineering, mining and investment sectors, including 20 years in executive, Chief Executive and Chief Operating Officer, and Board Level of private and public companies. His experience includes an excellent track record in the Industrial Minerals industry, including mining and production of low grade deposits, marketing, product development, and product and company positioning. He has worked and operated globally in complex and multi-cultural environments which includes seasoned working knowledge of people, systems, legal frameworks in North and South America, Australia, the Far East including China, the Middle East, Japan and India. He also has extensive experience and a proven track record in corporate turnarounds, mergers and acquisitions, and post acquisition alignment and optimizations of combined business entities.

– Page 76 –

He joined Price Waterhouse in 1984 as a Principal Consultant and managed the Strategy and Corporate Finance Practice in Johannesburg, prior to becoming Executive Director of Cullinan Holdings Limited from 1990 to 1995. During this period he was also the CEO of Cullinan Precision Engineering, Chairman of Cullinan Minerals, and Chairman of Sud Chemie (SA), a joint venture between Sud Chemie (Germany) and Cullinan Holdings Limited. From 1996 to 1998 he was Managing Director of ABB Flexible Automation (Southern Hemsiphere), and thereafter the CEO of IMERYS Africa and Australia from 1998 to March 2001. He subsequently served as a non-Executive Director and Chairman of various private resource investment and industrial minerals company’s, and in May 2007 assumed the role of Country Manager of all Teal Mining and Exploration activities in the Democratic Republic of Congo until December 2008. He is currently a Director of Congo Supply and Maintenance s.p.r.l.

Willem completed a BPL Honours degree at the University of the Orange Free State in 1982, a Master of Commerce at Rand Afrikaans University in 1985, and a PhD in Economics at the University of South Africa in 1998. Research, study and course work towards his Masters in Commerce and PhD degrees was completed at Duke University and the Wharton Business School in the USA respectively. He further completed specialist courses at Wharton Business School in the areas of mergers and acquisitions as well as strategy.

Willem Jacobs is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Congo Supply and Maintenance	Director	January 2009	Present
Teal Mining and Exploration	Country Manager	May 2007	December 2008
Europe Minerals BV	Non Executive Director	2001	2007
Rockwell Diamonds Inc	Director	October 2009	Present
Randgold Resources	General Manager	February 2010	Present

SANDILE ZUNGU – Director

Mr. Sandile Zungu, a mechanical engineer with an MBA and a founding member of Zungu Investments Company (Proprietary) Limited ("Zico"), a diversified investment company which is the majority shareholder of Rockwell's empowerment partner Africa Vanguard Resources ("AVR"), has joined the Board as an independent director.

Sandile Zungu is founder, Chairman and majority shareholder of Zico, a broad-based black empowerment company. Mr. Zungu spent six years in engineering and production at Richards Bay Minerals, Engen Refinery, National Sorghum Breweries and South African Breweries. He subsequently joined the corporate finance division of African Merchant Bank, following which he played a key role in the formation of Sarhwu Investment Holdings growing it from a zero asset base to more than ZAR400 million in the net asset value. Thereafter he assumed the role of Executive Director for Strategy and Empowerment at New Africa Investments Limited. He created Zico in 2002, a broad based and diversified industrial holding organization with interests in financial services, media, health care, and resources, the latter being held in AVR. AVR is Rockwell's empowerment partner and holds 26% of the prospecting and mining rights held in South Africa, with Rockwell holding the remaining 74%. Sandile completed a mechanical engineering degree at the University of Cape Town and an MBA at the Graduate School of Business, University of Cape Town.

Mr Zungu is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Zungu Investments Company (Proprietary) Ltd.	Executive Chairman	February 2002	Present
Rockwell Diamonds Inc	Director	November 2008	Present

– Page 77 –

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

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
Amarc Resources Ltd.	Secretary	February 2008	Present
Anooraq Resources Corporation	Asst Secretary	November 2007	Present
Continental Minerals Corporation	Secretary	February 2008	Present
Farallon Resources Ltd.	Secretary	December 2007	Present
Heatherdale Resources Inc	Secretary	Novemer 2009	Present
Rockwell Diamonds Inc.	Secretary	February 2008	Present
Taseko Mines Limited	Secretary	August 1, 2008	Present

GERHARD JACOBS – Chief Financial Officer

Joined Rockwell Diamonds on July19, 2010 as Chief Financial Officer. He has over 20 years experience in the mining industry. He began his accounting career at Fisher Hoffman Stride in 1985. In 1990, he moved into mining where he fulfilled various accounting, management and consultancy positions within the Billiton group in the Gold, Ferrochrome and Aluminium divisions. In 2002 Gerhard was appointed Financial and Administration Superintendent / Manager of the Placer Dome Western Areas Joint Venture where he assumed sole responsibility for the financial, information technology and commercial functions. He was seconded to Vancouver where he led the roll-out of the business improvement process and implementation of Sarbanes Oxley. He joined Simmers in November 2005 as Chief Financial Officer and Financial Director and played a key role in the recapitalization process at Simmers as well as with the listing of First Uranium on the TSX in 2006. He holds a B.Acc and MBA both from North West University and a MDP from Unisa.

GRAHAM CHAMBERLAIN – Chief Operating Officer

Graham Chamberlain is a mining engineer with mineral resource and financial skills and some 26 years of engineering, operational and management experience in the mining industry. He was employed by the Anglo American Group of Companies from 1982 to 2002 and, during this period, gained extensive experience in various engineering fields pertaining to gold and base metal mining, primarily in underground mines.

Graham completed a Higher Diploma in Mining Engineering in 1988 from Technicon of the Witwatersrand and a Master of Science in Mineral Economics, from the then University of the Witwatersrand in 1998. Further to this, he has a Management diploma from the University of South Africa (1993) and an Advanced Management Diploma from the Gordon Institute of Business Science (2003).

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

– Page 78 –

Within the last 10 years no director or executive officer of the Company was a director, chief executive officer, or chief financial officer of any company (including in respect of the Company) that was:

(a)           subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)           subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer, or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, except as disclosed under “General Development of the Business – Recent Developments – Late Filing of Audited Financial Statements”.

Except as set out below, no director or executive officer, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is, at the date of this Annual Information Form, or has been within 10 years before the date of the Annual Information Form, a director or executive officer of any company (including in respect of the Company) that:

(a)

while that person was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the director, executive officer or shareholder

POTENTIAL CONFLICTS OF INTEREST

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

GENERAL PROVISIONS

“Named Executive Officer” (“NEO”) means each of the following individuals:

(a)           the Chief Executive Officer (“CEO”);

(b)           the Chief Financial Officer (“CFO”);

– Page 79 –

(c)           each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)           each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at February 28, 2010.

The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant give or otherwise provide to each NEO and director for the financial year ended February 28, 2010.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Committee

The Board had established a Compensation Committee consisting of Mr. Richard Linnell, Mr. Sandile Zungu and Mr. Willem Jacobs. The Compensation Committee recommends compensation for the directors and executive officers of the Company. The charter for the Compensation Committee plan was adopted on February 28, 2008 as part of the Company’s Corporate Governance Policies and Procedures Manual (the “Manual”). This charter as well as the Manual are available for viewing at the Company’s website at www.rockwelldiamonds.com.

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

– Page 80 –

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

Mr. Copeland does not serve the Company solely on a full-time basis, and his compensation from the Company is allocated based on the estimated amount of time spent providing services to the Company. Dr. John Bristow, Mr. Gerhard Jacobs (Previously Mr Desmond Morgan) and Mr. Brenner work on the Company's activities on a full-time basis. The Company’s compensation policies and programs are designed to be competitive with similar junior mining exploration companies and to recognize and reward executive performance consistent with the success of the Company’s business.

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

– Page 81 –

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

– Page 82 –

Performance Graph

The Company commenced trading on the TSX Exchange (the “TSX”) on February 22, 2008. Prior thereto it was listed on the TSX Venture Exchange (the “TSXV”). In 2007 the Company changed its year end from May 31 to February 28. The following graph compares the cumulative total return to a shareholder who invested $100 in Common Shares of the Company on May 31, 2005 until February 28, 2010 with the cumulative total return of the TSX and TSXV.

The Company’s compensation policies and programs are designed to be competitive with similar junior mining exploration companies and to recognize and reward executive performance consistent with the success of the Company’s business.

As a result of the credit crisis, commodities prices collapsed, with diamonds being particularly hard hit. This, coupled with uncertainty raised from an unsolicited take over attempts resulted in a collapse in the share price.

The performance of management cannot be measured on the share price, but in maintaining liquidity, increasing production and reducing costs. The fact that the company is still in operation where many of its peers have failed completely is evidence of the commitment and creativity of management in ensuring that the company is still operational.

No salary increases, bonuses or incentives of any nature have been awarded in the past financial year due to the financial challenges faced by the Company as a consequence of the economic recession and sharp decline in diamond prices.

The Company has not declared or paid a dividend on its Common Shares.

Option Based Awards

The Company has in place a share option plan dated for reference August 14, 2008 (the “Plan”). The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The maximum aggregate number of Common Shares that may be reserved for issuance under the Plan at any point in time is 10% of the outstanding Common shares at the time the options are granted, less any Common Shares reserved for issuance under any other arrangements. The Plan is administered by the Compensation Committee of the Company. The Plan provides that options will be issued pursuant to option agreements to directors, officers, employees or consultants of the Company or a subsidiary of the Company. All options expire on a date not later than five years after the issuance of such option. Previous grants of option-based awards are taken into account when considering new grants of options. Subject to the requirements of the policies of the TSX and the prior receipt of any necessary regulatory approval, the Board may, in its absolute discretion, amend or modify the Plan or any outstanding option granted under the Plan, as to the provisions set out in the Plan.

The following is a summary of the material terms of the Plan:

(a)	Currently all options granted under the Plan are non-assignable and non-transferable and are issuable for a period of up to five years;

(b)	for stock options granted to employees or service providers (inclusive of management company employees), the Company must ensure that the proposed optionee is a bona fide employee or service

– Page 83 –

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

(g)

vesting of options shall be in accordance with the option commitment in the New Option Plan or otherwise, at the discretion of the Board, and will generally be subject to: (i) the service provider remaining employed by or continuing to provide services to the Company or any of its affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or any of its affiliates during the vesting period; or (ii) the service provider remaining as a director of the Company or any of its affiliates during the vesting period;

(h)

the maximum aggregate number of shares issuable upon exercise of options to non-employee directors must not exceed 1% of the total common shares of the Company outstanding at any time and no more than $100,000 in total award value per non-employee director on an annual calendar basis; and

(i)	the Board reserves the right in its absolute discretion to terminate the Plan with respect to all Plan shares in respect of options which have not yet been granted hereunder.

Options are generally granted to corporate executives in the first quarter of each year as part of the annual compensation review. Any special compensation is typically granted in the form of options. Options are granted at other times of the year to individuals commencing employment with the Company. The exercise price for the options is based on the volume weighted average of the closing price of the shares of the Company on the TSX for the 5 days prior to the date of grant.

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

– Page 84 –

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

SUMMARY COMPENSATION TABLE

The compensation paid to the NEOs during the Company’s two most recently completed financial years of February 28 is as set out below and expressed in Canadian Dollars unless otherwise noted:

Name and principal position	Year	Salary(1) ($)	Share- based awards(2) ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation(3) ($)		Pension value(5) ($)	All other compensation(6) ($)	Total compensation(7) ($)
					Annual incentive plans(3)	Long-term incentive plans(4)
John Bristow (10) President and CEO	2010 2009	290,665 333,455	Nil Nil	32,000 121,900	Nil Nil	Nil Nil	Nil Nil	Nil Nil	322,665 455,355
Desmond Morgan CFO (8)(10)	2010 2009	124,571 44,043	Nil Nil	24,000 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	148,571 44,043
Jeffrey Brenner Manager – Diamond Marketing and Sales	2010 2009	212,580 206,470	Nil Nil	24,000 81,266	Nil Nil	Nil Nil	Nil Nil	Nil Nil	236,580 287,736
Graham Chamberlain COO	2010 2009	69,206 Nil	Nil Nil	24,000 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	93,206 Nil

Notes:

(1)

The Company’s South African executives are compensated in South African Rand (“ZAR”) and have been presented in Canadian Dollars at an exchange rate of 1 Canadian Dollar = ZAR 7.2248 (2009 – 7.872) the average yearly rate in effect for the year ended February 28, 2010.

(2)	This amount represents the Dollar amount based on the grant date fair value of the award for the year ended February 28, 2010.

– Page 85 –

(3)	These amounts include annual non-equity incentive plan compensation, such as bonuses and discretionary amounts for the year ended February 28, 2010.

(4)	These amounts include non-equity incentive plan compensation.

(5)	These amounts include all compensation relating to all benefit and contribution plans and include all service costs and other compensatory items.

(6)	These amounts cover compensation other than amounts already set out in the table for the year ended February 28, 2010.

(7)	These amounts include all amounts set out in table form for each NEO and executive officer.

(8)

Mr. Morgan commenced employment with the Company on October 13, 2008 and was appointed Chief Financial Officer on October 20, 2008. The salary in the table above reflects the pro-rata portion of his annual base salary of $116,491 (ZAR 900,000) for year ended February 28, 2009 and $124,571 (ZAR900,000) for year ended February 28, 2010.

(9)

Compensation of the Company’s South African executives (Mr. Bristow, Mr. Morgan and Mr. van Wyk) is paid to each executive in South African Rand (“ZAR”) at an exchange rate of 1 Canadian Dollar = ZAR 7.872, being the average monthly rate for the year ended February 28, 2009.

(10)

The options granted in the 2009 financial year were granted pursuant to the Stock Option Plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Company’s common share price, expected dividend yield, and risk-free interest rate. The Black-Scholes grant date fair value for awards granted on December, 2009 was 90% of the option exercise price.

(11)	Graham Chamberlain commenced employment with the Company on November 1, 2009 and was appointed Chief Operating Officer.

INCENTIVE PLAN AWARDS

Outstanding Option-based Awards

The following table sets out all share-based awards and option-based awards outstanding as at February 28, 2010, for each NEO:

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)
John Bristow President and CEO	599,500 600,000	0.62 0.06	Sept 24, 2012 Dec 7, 2014	Nil 6000
Desmond Morgan CFO	450,000	0.06	Dec 07, 2014	4,500
Jeffrey Brenner Manager – Diamond Marketing and Sales	450,000 350,000 200,000	0.06 0.62 0.45	Dec 7, 2014 Sept 24, 2012 June 20, 2011	4,500 Nil Nil
Graham Chamberlain COO	450,000	0.06	Dec 07, 2014	4,500
Gerhard Jacobs CFO	Nil	Nil	Nil	Nil

– Page 86 –

Notes:

(1)

The value at February 28, 2010 is calculated by determining the difference between the closing price of the Company’s common shares at February 28, 2010 ($0.075/share) underlying the option on the TSX and the exercise price of the options.

(2)

Mr. Morgan resigned as CFO effectively July 16, 2010 and under the terms of the Company’s Share Option Plan two thirds of these options that had vested at that date shall expire on October 16, 2010 with the remainder expiring on his resignation.

(3)	Gerhard Jacobs was appointed as the new CFO effectively July 19, 2010.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plan (value vested or earned) during the year ended February 28, 2010, for each NEO:

Name	Option-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
John Bristow President, CEO and COO	$10,636	Nil
Desmond Morgan CFO	$7,977	Nil
Graham Chamberlain COO	$7,977	Nil
Jeffrey Brenner Manager – Diamond Marketing and Sales	$7,977	Nil

Note:

(1)

These amounts represent the aggregate Dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the option at date of exercise and the exercise or base price of the option under the option-based award on the vest date.

PENSION PLAN BENEFITS

The Company has no pension plans for its directors, officers or employees.

TERMINATION AND CHANGE OF CONTROL BENEFITS

There are written employment contracts between the Company and every NEO.

Dr. John W. Bristow’s employment commenced effective January 1, 2007, , Jeffrey Brenner’s employment commenced effective November 21, 2007, Graham Chamberlain employment commenced effective November 1, 2009 and Gerhard Jacobs employment commenced effective July 19, 2010. Desmond Morgan’s employment commenced effective October 17, 2008 and he resigned on July 16, 2010.

Under these agreements they are required to work full time for the Company and are eligible to receive stock options and a performance based bonus at the discretion of the Compensation Committee and the Board and other standard benefits made available by the Company.

There are no other compensatory plans or arrangements, with respect to the NEO resulting from the resignation, retirement or any other termination of employment of the officers’ employment or from a change of any NEOs’ responsibilities following a change in control.

Potential Payments upon Termination

The following table provides information concerning the value of payments and benefits following the termination of employment of the NEO’s under various circumstances. Payments vary based on the reason for termination and the timing

– Page 87 –

of a departure. The below amounts are calculated as if the NEO’s employment had been terminated on February 28, 2010. Receipt of payments on termination is contingent on the NEO delivering a release to the Company.

NEO		Termination Without Cause	Change of Control
John Bristow	Salary	$271,128	$271,128
	Bonus	Nil	Nil
	Options	Nil	Nil
Desmond Morgan	Salary	$38,732	$116,198
	Bonus	Nil	Nil
	Options	Nil	Nil
Jeffrey Brenner	Salary	$51,617	$206,470
	Bonus	Nil	Nil
	Options	Nil	Nil
Gerhard Jacobs	Salary	$137,888	$275,775
	Bonus	Nil	Nil
	Options	Nil	Nil
Graham Chamberlain	Salary	$96,831	$193,663
	Bonus	Nil	Nil
	Options	Nil	Nil

Notes:

(1)

Compensation of the Company’s South African executives (John Bristow, Desmond Morgan, Gerhard Jacobs, Graham Chamberlain) was paid to each executive in South African Rand (“ZAR”). For the purposes of the table above, an exchange rate of 1 Canadian Dollar = ZAR 7.745 was used.

(2)	Mr Morgan resigned as CFO effectively July 16, 2010.

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

– Page 88 –

The compensation provided to the directors, excluding a director who is included in disclosure for an NEO for the Company’s most recently completed financial year of February 28, 2010 is:

Name	Fees earned ($)	Share- based Awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
David Copeland(1)	17,818	Nil	31,999	Nil	Nil	Nil	49,817
Mark Bristow	21,750	Nil	26,666	Nil	Nil	Nil	48,416
Terrence Janes(2)	9,333	Nil	Nil	Nil	Nil	Nil	9,333
William Fisher(3)	30,917	Nil	Nil	Nil	Nil	Nil	30,917
Greg Radke(4)	8,667	Nil	Nil	Nil	Nil	Nil	8,667
Sandile Zungu	27,167	Nil	15,999	Nil	Nil	Nil	43,166
Richard John Linnell(5)	12,917	Nil	15,999	Nil	Nil	Nil	28,916
Willem Jacobus Jacobs(6)	11,667	Nil	26,666	Nil	Nil	Nil	38,333
Yong Guo(7)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Gary Wu(8)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Fees paid to Mr. Copeland via CEC Engineering are based on time spent working on the Company’s matters.
(2)	Mr. Janes resigned as a director on June 23, 2009.
(3)	Mr.Fisher resigned as a director on June 23, 2009.
(4)	Mr.Radke resigned as a director on June 18, 2009.
(5)	Mr. Linnell was appointed as a director on October 30, 2009.
(6)	Mr. Jacobs was appointed as a director on October 30, 2009.
(7)	Mr. Guo was appointed as a director on January 6, 2010 and resigned on June 28, 2010.
(8)	Mr Wu was appointed as a director on August 5, 2010.

The following table sets out all share-based awards and option-based awards outstanding as at February 28, 2010, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
David Copeland	499,500 600,000	0.62 0.06	Sept 24, 2012 Dec 7, 2014	Nil 6,000	Nil 400,000	Nil 4,000
Mark Bristow	449,500 500,000	0.62 0.06	Sept 24, 2012 Dec 7, 2014	Nil 5,000	Nil 333,333	Nil 3,333
Sandile Zungu	300,000	0.06	Dec 7, 2014	3,000	200,000	2,000
Richard John Linnell	300,000	0.06	Dec 7, 2014	3,000	200,000	2,000
Willem Jacobjus Jacobs	500,000	0.06	Dec 7, 2014	5,000	333,333	3,333
Gary Wu	Nil	Nil	Nil	Nil	Nil	Nil

– Page 89 –

Notes:

(1)

The value at February 28, 2010 is calculated by determining the difference between the closing price of the Company’s common shares at February 28, 2010 ($0.075/share) underlying the option on the TSX and the exercise price of the options.

There was no value vested or earned under any incentive plan during the year ended February 28, 2010.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

See heading “Option Based Awards” for disclosure on the Company’s Plan.

The following table sets out equity compensation plan information for the year ended February 28, 2010.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders - (the Plan)	22,818,890	$0.39	14,264,417
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	22,818,890	$0.39	14,264,417

C.           Board Practices

All directors were either elected at the annual general meeting held in November 2009 or were appointed by the directors after such meeting to fill vacancies in the board, and have a term of office expiring at the next annual general meeting of Rockwell expected to be held in September 2010. There are no contracts or arrangements under which directors are compensated or provided benefits upon termination of employment.

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

The directors of the Company, except Dr. John Bristow and Mr David Copeland are independent. The Company is taking steps to ensure that the duties generally performed by independent directors are being performed by the current directors. The Board members have extensive experience as directors of public companies and are sensitive to the related corporate governance and financial reporting obligations associated with such positions. Thus the Board members are reasonably well versed in the obligations of directors and the expectations of independence from management.

– Page 90 –

The following committees have been established by the members of Rockwell’s board of directors. The mandate of each committee is included in the Company’s corporate governance manual and can be viewed on the Company’s website (www.rockwelldiamonds.com):

Committee	Membership
Audit Committee	Willem Jacobs Richard Linnell
Nominating and Governance Committee	Richard Linnell Sandile Zungu
Compensation Committee	Willem Jacobs Richard Linnell Sandile Zungu

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

– Page 91 –

6. Compensation

The Compensation Committee considers compensation for the directors and senior executive officers and submits its compensation recommendations to the Board for approval.

7. Other Board Committees

The Board has no committees other than the Audit Committee, Nominating and Governance Committee and Compensation Committee.

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

Composition of the Audit Committee

The current members of the audit committee are Mr. Willem Jacobs and Mr Richard Linnell. All members are and were considered to be financially literate and are independent members of the audit committee. The Company is currently in the process of searching for additional audit committee members

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company’s Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

– Page 92 –

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

D.           Employees

At February 28, 2010, Rockwell has 447 direct employees. The Company's administrative and operational functions are primarily administered in South Africa.

– Page 93 –

E.           Share Ownership

See the table in Item 6.A above for beneficial share ownership information of our executive officers and directors as of July 31, 2010.

Share Option Plan

At the Company's Annual and Extraordinary General Meeting held in August 2008, shareholders of the Company approved a Share Incentive Plan (the “Plan”) in accordance with the policies of the TSX.

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

(a)

the number of shares issuable to insiders as a group under the Option Plan, when combined with shares issuable to insiders under all the Company’s other security based compensation plans, may not exceed 10% of the Company’s issued shares; and

(b)

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

– Page 94 –

The continuity of share purchase options as at May 31, 2010 is as follows:

	Exercise	Feb 28,	Granted/		Expired/	May 31,
Expiry date	price	2010	Issued	Exercised	cancelled	2010
September 24, 2012	$ 0.62	5,896,500	–	–	–	5,896,500
November 14, 2012	$ 0.63	1,101,500	–	–	(15,000)	1,086,500
June 20, 2011	$ 0.45	950,000	–	–	–	950,000
December 7, 2014	$ 0.06	14,270,890	–	–	(95,600)	14,175,290
January 18, 2015	$ 0.07	600,000	–	–	–	600,000
		22,818,890	–	–	(110,600)	22,708,290

Weighted average exercise price		$0.25	$–	$–	$0.14	$0.25
Weighted average fair value of stock options granted during the period						–

As at May 31, 2010, 12,563,296 of the stock options outstanding with a weighted average exercise price of $0.39 per share have vested with grantees.

– Page 95 –

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

Rockwell's securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Rockwell does not have knowledge of or access to information about of the beneficial owners thereof. To the best of its knowledge, Rockwell is not directly or indirectly owned or controlled by a foreign government. As of February 28, 2010, Rockwell had authorized an unlimited number of common shares without par value of which 370,843,069 were issued and outstanding.

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

As at July 31, 2010 the current registered filed shareholding positions of greater than 5% are:.

		Percentage of
Name	Location	total shares
Godia Capital Partners Limited	China	11.46%
Daboll Consultants Limited	British Virgin Islands	10.23%
LLB Vaduz	Liechtenstein	5.27%

As of July 31, 2010, directors and officers of Rockwell in total (10 persons) own or control an aggregate of 10,224,637 common shares of the Company (1.97%) . These directors or officers do not have any different voting rights with respect to the common shares held by them. Under the British Columbia Securities Act, insiders (generally officers, directors, holders of 10% or more of the Company's shares) are required to file insider reports of changes in their ownership in the first 10 days following a trade in Rockwell's securities. Under British Columbia securities laws, insider trading information is available at www.sedi.ca

– Page 96 –

As at July 31, 2010, to the best of the Company's knowledge, the following is the geographic distribution of shareholders. Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

Percentage
of total
Location	shares
Canada	69.20%
United States	6.17%
Republic of South Africa	0.25%
Other countries	24.38%
Total	100%

To management's knowledge, there are no arrangements of which may at a subsequent date result in a change of control.

B. Related Party Transactions

Since the beginning of Rockwell’s last fiscal year ended February 28, 2010. no director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect Rockwell or its predecessors except as follows:

Balances payable	As at	As at
	February 28, 2010	February 28, 2009
Jeffrey B Traders CC (d)	$–	$7,890
Jakes Tyres (i)	–	5,498
Banzi Trade 26 (Pty) Ltd (h)	603	-
Hunter Dickinson Services Inc. (a)	627,435	180,267
Seven Bridges Trading (e)	13,285	-
Current balances payable	$641,323	$193,655

Liberty Lane (l)	414,566	383,330

Long–term balances payable	$414,566	$383,330

Balances receivable
Banzi Trade 26 (Pty) Ltd (h)	46,108	19,547
Diacor CC (k)	–	29,668
	$46,108	$49,215

– Page 97 –

	Year ended	Year ended	Nine Months
Transactions	February 28	February 28	February 29
	2010	2009	2008

Services rendered and expenses reimbursed:
Hunter Dickinson Services Inc. (a)	$961,042	$1,280,316	$863,861
Euro-American Capital Corporation (b)	–	–	14,393
CEC Engineering (c)	17,818	26,904	39,766
Jeffrey B Traders CC (d)	–	–	52,740
Seven Bridges Trading (e)	139,789	–	57,952
Cashmere Trading (f)	–	18,808	353,736
Banzi Trade 26 (Pty) Ltd (h)	17,688	29,768	47,575
Jakes Tyres (i)	–	440,283	1,141,454
AA Van Wyk (j)	–	–	148,658
Diacor CC (k)	–	39,510	3,888
Flawless Diamonds Trading House (g)	$316,081	$346,768	$362,255

Sales rendered to:
Banzi Trade 26 (Pty) Ltd (h)	1,989	884	–

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

All related party transactions are arms length transaction in the normal course of business.

(a)

Hunter Dickinson Services Inc. (“HDSI”) is a private company with a director in common with the Company. HDSI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery market related basis pursuant to an agreement dated November 21, 2008.

(b)

Euro-American Capital Corporation is a private company controlled by Rene Carrier, a former director of the Company, which provided management services to the Company at market rates for those services. Rene Carrier resigned as a director in November 2008.

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

(e)

Seven Bridges Trading 14 (Pty) Ltd (Seven Bridges Trading) is a wholly owned subsidiary of Randgold Resources Ltd, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides office, conferencing, information technology, and other administrative and management services at market rates to the Company’s South African subsidiaries.

– Page 98 –

(f)

Cashmere Trade 19 (Pty) Ltd (Cashmere Trade) is a private company owned by Hennie Van Wyk, a former officer of the Company, which provides helicopter services for the movement of product on an ad-hoc basis at competitive market rates thereby providing benefits to the company and its employees in respect of secure transport of high value product and reduced insurance premiums.

(g)

Flawless Diamonds Trading House (Pty) Ltd (“Flawless Diamonds Trading House”) is a private company where certain directors, former directors and officers of the Company, namely, Messr. Brenner, J W and D M Bristow and Van Wyk, are shareholders of. Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company for a fixed fee of 1% of turnover which is below the market rate charged by similar tender houses.

(h)

Banzi Trade 26 (Pty) Ltd (“Banzi”) is 49% owned by HC van Wyk Diamonds Ltd and 51% by Bokomoso Trust. Banzi is an empowered private company established to provide self sustaining job creation programs to local communities as part of the company’s Social and Labour Plan which is required in terms of the Minerals and Petroleum Resources Development Act (“MPRDA”). Banzi provides the Company with buildings materials at market rates.

(i)

Jakes Tyres is a private company with former directors and officers (H C van Wyk) in common with the Company that provides tyres, tyre repair services and consumables at market rates to Rockwell’s remote Middle Orange River operations.

(j)	AA Van Wyk is a private company owned by a party related to a former directors and officer of the Company, which provided contract mining services at market rates.

(k)	Diacor CC is a private company of which H C van Wyk, a former director and officer of the Company, is a director from which the Company has purchased consumable materials at market rates.

(l)	Liberty Lane is the BEE partner of the Saxendrift property and has certain directors in common with the Company.

C.           Interest of Experts and Council

Not Applicable.

– Page 99 –

ITEM 8.           FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

See Item 17 Financial Statements.

Legal Proceedings

Kwango River Project, Democratic Republic of Congo

Rockwell’s subsidiary, Durnpike Investments (Proprietary) Limited’s (“Durnpike”) interest in the Kwango River Project was constituted by an agreement (“Midamines Agreement”) concluded during 2006 with Midamines SPRL (“Midamines”), the holder of the exploration permit on the Kwango River Project, to act as independent contractor on behalf of Midamines to manage and carry out exploration activities and potentially, mining activities. Durnpike was entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area.

Under the Midamines Agreement, Durnpike agreed to certain minimum royalty payments being made to Midamines, and Midamines undertook several obligations in favour of Durnpike, including that of procuring and facilitating Durnpike’s access to the Kwango River Project site. The royalties took the form of a series of recurring annual minimum royalty payments of US$1.2 million per annum (commencing on December 31, 2007). During the first quarter of 2008, pursuant to an amendment to the Midamines Agreement, Durnpike paid consideration of US$600,000 to Midamines as compensation for access to the entire concession area (Permit 331), as opposed to the limited contract area. As part of such amendment, Midamines waived its right to payment of the abovementioned US$1.2 million royalty payment due on December 31, 2007.

Subsequently, and pursuant to Midamines’ persistent breach of material provisions of the Midamines Agreement (coupled with its failure to remedy such instances of breach notwithstanding notice to do so), Durnpike and/or Rockwell cancelled the Midamines Agreement. Midamines thereafter disputed the entitlement of Durnpike and/or Rockwell to cancel the Midamines Agreement. It has referred to arbitration a dispute against Durnpike and Rockwell, in which it claims payment of an estimated and provisional amount of $41.8 million. Durnpike and/or Rockwell have, in turn, instituted a counter-claim in the estimated and provisional amounts of approximately ZAR25.4 million for equipment purchased by Rockwell to undertake exploration and feasibility work, $1.6 million for start-up and acquisition costs in the DRC, and US$20 million (while reserving the right to increase the counter-claim to at least $164.9 million) as an initial estimate of possible lost earnings.

Comprehensive documentation has been filed by the parties and arbitration proceedings are pending in Belgium. The Company remains of the view that the claim against it is without merit and will vigorously defend against it.

Niewejaarskraal

During the course of 2008 and prior to the prospecting and mining rights having been transferred from Trans Hex to Rockwell, a representative of the land owner of Niewejaarskraal asserted a claim of ownership over the equipment located on Niewejaarskraal. This claim was ostensibly based on a surface rights agreement entered into between Trans Hex and the owner of Niewejaarskraal and an allegation that Trans Hex had abandoned the mining equipment concerned. This Contract expired prior to Rockwell receiving the Niewejaarskraal mining rights. Since the transfer of the prospecting and mining rights associated with and the mining equipment located on Niewejaarskraal to Rockwell, it has not received any formal approach from the land owner of Niewejaarskraal to progress this claim.

Discussions with the landowner have indicated that he would be happy to enter into amenable and workable landowner agreements with Rockwell, subject to appropriate land use agreements being entered into between the Parties. In addition, Rockwell has had sight of the legal advice provided by external legal counsel to Trans Hex to the effect that the merits of this claim are limited. In the event that a claim were to made by the owner of Niewejaarskraal against Rockwell in respect of this mining equipment, Rockwell will vigorously defend its ownership of that equipment and will also seek to rely on certain protective warranties and indemnities that were given to it by Trans Hex in the Sale of Shares and Claims Agreement.

– Page 100 –

Dividend Policy

Rockwell has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of the Company are being retained for exploration of its projects.

B.           Significant Changes

There have been no significant changes to the accompanying financial statements since February 28, 2010, except as disclosed in this Annual Report on Form 20-F.

– Page 101 –

ITEM 9.           THE OFFER AND LISTING

A.           Offer and Listing Details Trading Markets

	TSX Exchange		OTC Bulletin Board		JSE
	RDI		RDIAF		RDI
	High	Low	High	Low	High	Low
	CAD	CAD	USD	USD	ZAR	ZAR
Annual
Fiscal 2006	$0.70	$0.28	$0.64	$0.22	–	–
Fiscal 2007	$0.85	$0.38	$1.98	$0.25	–	–
Fiscal 2008	$0.80	$0.50	$0.75	$0.30	R4.50	R4.00
Fiscal 2009	$0.64	$0.03	$0.70	$0.03	R4.25	R0.30
Fiscal 2010	$0.12	$0.03	$0.10	$0.02	R0.99	R0.23

Fiscal 2009
Quarter ended May 31, 2008	$0.64	$0.42	$0.70	$0.35	R4.25	R3.33
Quarter ended August 31, 2008	$0.54	$0.16	$0.53	$0.16	R4.00	R1.45
Quarter ended November 30, 2008	$0.34	$0.03	$0.32	$0.03	R3.01	R0.75
Quarter ended February 28, 2009	$0.08	$0.03	$0.09	$0.04	R0.90	R0.30

Fiscal 2010
Quarter ended May 31, 2009	$0.08	$0.03	$0.07	$0.05	R0.47	R0.23
Quarter ended August 31, 2009	$0.12	$0.03	$0.10	$0.02	R0.99	R0.23
Quarter ended November 30, 2009	$0.10	$0.05	$0.10	$0.04	R0.65	R0.40
Quarter ended February 28, 2010	$0.09	$0.05	$0.09	$0.04	R0.58	R0.32

Monthly
February 2010	$0.08	$0.07	$0.07	$0.06	R0.56	R0.45
March 2010	$0.08	$0.07	$0.08	$0.06	R0.50	R0.35
April 2010	$0.08	$0.07	$0.08	$0.07	R0.50	R0.42
May 2010	$0.07	$0.06	$0.07	$0.05	R0.50	R0.45
June 2010	$0.07	$0.06	$0.07	$0.06	R0.50	R0.30
July 2010	$0.08	$0.06	$0.07	$0.06	R0.50	R0.35

The transfer of the Company's common shares is managed by its transfer agent, Computershare Trust Company of Canada of Vancouver.

B.           Plan of Distribution

Not applicable.

– Page 102 –

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

– Page 103 –

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

Directors must be of the age of majority (18), and meet eligibility criteria including not being mentally infirm, an undischarged bankrupt and no fraud related convictions in the previous five years. There is no mandatory retirement age either under Rockwell's articles or under the BCA.

– Page 104 –

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

– Page 105 –

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

– Page 106 –

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

C.           Material Contracts

Rockwell's had no material contracts for the fiscal year of February 28, 2010.

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

– Page 107 –

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

– Page 108 –

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

– Page 109 –

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

– Page 110 –

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

– Page 111 –

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

– Page 112 –

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

– Page 113 –

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

– Page 114 –

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

– Page 115 –

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

– Page 116 –

ITEM 11.           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)        Transaction Risk and Currency Risk Management

The Company's operations do not employ financial instruments or derivatives that are market sensitive and the Company does not have financial market risks.

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and equivalents, restricted cash, accounts receivable and trade receivable from a related party. The carrying values of the Company’s cash and cash equivalents, accounts receivable and trade receivable from a related party represents the maximum exposure to credit risk.

The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents with high-credit quality financial institutions. The Company does not have financial assets that are invested in asset backed commercial paper.

The Company minimizes its credit risk by reducing credit terms to 30 days on its sales.

(b)        Exchange Rate Sensitivity

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in South African Rand (“ZAR”). In addition, the Company has cash and certain liabilities denominated in ZAR. As a result, the Company is subject to currency risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

(c)        Interest Rate Risk and Equity Price Risk

The Company is equity financed and does not have any debt which would be subject to interest rate change risks other than capital lease obligations secured over plant and equipment.

The Company has capital lease obligations with several financial institutions.. The capital leases bear interest at rates linked to the prevailing prime rate of the relative financial institution, and are subject to interest rate change risk.

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash equivalents mature impact interest income earned.

(d)        Diamond Price Risk

The value of the Company's mineral resource properties is dependent on the price and the outlook of diamonds. Diamond demand and prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewellery. Low or negative growth in the worldwide economy, prolonged credit market disruptions or activities creating disruptions in economic growth could result in decreased demand for diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production could also negatively affect the price of diamonds. In each case, such developments could materially adversely affect the Company’s results of operations.

– Page 117 –

The profitability of the Company's operations is highly correlated to the market price of diamonds. If diamond prices decline for a prolonged period below the cost of production of the Company's operating mines, it may not be economically feasible to continue production.

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

ITEM 12.           DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

– Page 118 –

PART II

ITEM 13.           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.           CONTROLS AND PROCEDURES

A. wDisclosure Controls and Procedures

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by our Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to our company’s management, including our company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

As required by paragraph (b) of Rules 13a-15 or 15d-15 under the Exchange Act, our Chief Executive Officer and Chief Financial Officer evaluated our Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report on Form 20-F. Based on this evaluation, these officers concluded that as of the end of the period covered by this Annual Report on Form 20-F, our disclosure controls and procedures were effective.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within our company have been detected.

B. Management’s Report on Internal Control Over Financial Reporting

Our Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for our company. Our company’s internal control over financial reporting is designed to provide reasonable assurance, regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada.

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

– Page 119 –

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the design and operation of our internal control over financial reporting as of February 28, 2010 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

At February 28, 2010, management evaluated the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting was effective and there were no material weaknesses identified by management.

C. Changes in Internal Control Over Financial Reporting

There were changes in internal control over financial reporting in the year ended February 28, 2010 that have materially affected or are reasonably likely to materially affect internal control over financial reporting.

Management remediated the material weakness that existed as at February 28, 2009 during the period ended February 28, 2010 by implementing the following remediation plans:

  Recruitment of qualified and experienced members to the accounting team. The Company contracted the additional services of an accountant with experience in the diamond industry to assist in the rigorous review of procedures and to assist with addressing backlogs and changes in reporting.

  Enhancing controls around the timing and level of review of accounting schedules and calculations that support significant financial statement accounts.

  The CFO, Group Financial Manager and Rockwell staff implemented a review of the financial reporting procedures and continue to implement further improvements to ensure sufficient, appropriate and timely review of the financial information to mitigate any potential future delays.

  Continuous review, improvement and re-engineering of financial processes to meet the Company’s financial reporting and disclosure obligations.

  Appropriate training of accounting personnel regarding the Company’s period end financial reporting processes and procedures.

These programs were designed to reduce, although they may not completely eliminate, the risk of a material misstatement. The full effect of the extent of these measures will only be fully realised in the 2011 financial year.

Management is of the opinion that by implementing the above items and other actions it has taken to improve internal control over financial reporting, the material weaknesses in the Company’s internal control over financial reporting identified in the Company’s Annual Report on Form 20-F for the year ended February 28, 2009 have been remediated.

– Page 120 –

ITEM 16

ITEM 16A.        AUDIT COMMITTEE FINANCIAL EXPERT

The current members of the audit committee are Mr. Willem Jacobs and Mr Richard Linnell The Board of Directors has determined that each of the members of the audit committee qualifies as a “financial expert” under the rules of the Securities and Exchange Commission, based on his education and experience. Each member of the audit committee is “independent”, as that term is defined in Section 803 of the NYSE Amex Company Guide. The Company is currently in the process of searching for additional audit committee members.

ITEM 16B.        CODE OF ETHICS

Rockwell has adopted a code of ethics that applies to Rockwell's chief executive officer, the chief financial officer, and other members of senior management, which can be viewed at the Company’s website www.rockwelldiamonds.com.

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services.

	Year ended	Year ended
Services:	February 28, 2010	February 28, 2009
Audit Fees	$482,173	$322,000
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
	$482,173	$322,000

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

ITEM 16D.        EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

– Page 121 –

ITEM 16F.        CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

As previously disclosed in the Company’s Annual Report on Form 20-F for its fiscal year ended February 28, 2009, on December 16, 2008 the Board of Rockwell Diamonds Inc. resolved:

1.	The resignation Davidson and Company, Chartered Accountants (“Davidson & Co.”), effective December 16, 2008, as auditor of the Company be accepted, and

2.	KPMG Inc. (“KPMG”), be appointed as auditor of the Company to be effective December 16, 2008, to hold office until the next annual meeting at a remuneration to be fixed by the directors.

Davidson & Co. was asked to resign as auditor of the Company to facilitate the appointment of KPMG South Africa. Neither of Davidson & Co.’s reports on the Company’s financial statements for either of the past two years in which it provided such a report contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. The resignation of Davidson & Co. and appointment of KPMG as auditor of the Company was considered and approved by the Audit Committee of the Company. During the Company’s two most recent fiscal years any subsequent interim period preceding such resignation, there were no disagreements between the Company and Davidson & Co. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

ITEM 16G.        CORPORATE GOVERNANCE

Not applicable.

– Page 122 –

PART III

ITEM 17.           FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)

Report of KPMG Inc. Independent Registered Public Accounting Firm on the consolidated balance sheets as as of February 28, 2010 and 2009, and the related consolidated statements of operations and comprehensive loss, accumulated comprehensive loss and deficit, shareholders’ equity, and cash flows for the years then ended.

(2)

Report of Davidson & Co. Chartered Accountants, on the consolidated balance sheets as at February 29, 2008 and May 31, 2007; consolidated statements of  operations and comprehensive loss, shareholders’ equity and cash flows for the nine month period ended February 29, 2008 and the years ended May 31, 2007 and 2006;

(3)	Consolidated balance sheets as at February 28, 2010 and February 28, 2009;

(4)	Consolidated statements of operations and comprehensive loss for the years ended February 28, 2010 and February 28, 2009 and nine months ended February 29, 2008;

(5)	Consolidated Statement of Comprehensive Loss and Deficit for the years ended February 28, 2010 and February 28, 2009 and nine months ended February 29, 2008;

(6)	Consolidated statements of cash flows for the years ended February 28, 2010 and February 28, 2009 and nine months ended February 29, 2008;

(7)	Consolidated statements of shareholders equity for the years ended February 28, 2010 and February 28, 2009 and nine months ended February 29, 2008;

(8)	Notes to the consolidated financial statements referred for the years ended February 28, 2010 and February 28, 2009 and nine months ended February 29, 2008;

ITEM 18.           FINANCIAL STATEMENTS

Not applicable. See Item 17.

– Page 123 –

ITEM 19.           EXHIBITS

Exhibit
Number	Exhibit Description
1.1	Notice of Articles *
1.2	Articles *
4.1

Subscription agreement amongst Richtrau no 139 (Proprietary) Limited The Trustees of the H C van Wyk Diamante Trust Durnpike Investments (Proprietary) Limited Georgia Venue Investments 14 (Proprietary) Limited Klipdam Diamond Mining Company Limited Rockwell Diamonds Inc H C van Wyk Diamonds Limited and Africa Vanguard Resources (Proprietary) Limited (1)

4.2	Exchange Agreement between Rockwell Diamonds Inc and Georgia Avenue Investments 14 (Proprietary) Limited (1)
4.3	Exchange Agreement between Rockwell Diamonds Inc and Richtrau no 139 (Proprietary) Limited (1)
4.4

Exchange Agreement between Rockwell Diamonds Inc and Georgia Avenue Investments 14 (Proprietary) Limited Klipdam Diamond Mining Company Limited Rockwell Diamonds Inc H C van Wyk Diamonds Limited and Africa Vanguard Resources (Proprietary) Limited (1)

4.5	Loan Agreement amongst Georgia Avenue Investments 14 (Proprietary) Limited Africa Vanguard Resources (Proprietary) Limited and Rockwell Resources RSA (Proprietary) Limited (1)
4.6	Loan Agreement amongst Richtrau no 139 (Proprietary) Limited and Rockwell Resources RSA (Proprietary) Limited (1)
4.7	Sales of Shares and Claims Agreement between Rockwell Resources RSA (Proprietary) Limited Liberty Lane Trading 167 (Proprietary) Limited and Saxendrift Mine (Proprietary) Limited (1)
4.8	Loan Agreement amongst Rockwell Resources RSA (Proprietary) Limited, Africa Vanguard Resources (Proprietary) Limited and Niewejaarskraal (Proprietary) Limited (1)
4.9	Sale of Understanding amongst Rockwell Resources RSA (Proprietary) Limited and Zwemkuil (Proprietary) Limited (1)
4.10	Shareholders’ agreement amongst Rockwell Resources RSA (Proprietary) Limited, Liberty Lane Trading 167 (Proprietary) Limited and Saxendrift Mine (Proprietary) Limited (1)
4.11	Shareholders’ agreement amongst Rockwell Resources RSA (Proprietary) Limited and Zwemkuil (Proprietary) Limited (1)
4.12	Consent of Tania R. Marshall, PhD., Pr. Sci. Nat*
4.13	Consent of Glenn Norton, Pr. Sci. Nat*
8.1	List of Subsidiaries (See Item 4.C of this Form 20-F)

– Page 124 –

Exhibit
Number	Exhibit Description
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *
13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
99.1	Audited consolidated balance sheets as at February 28, 2010 and February 28, 2009 and consolidated statements of operations, equity, and cash flows for the periods then ended, including the notes thereto and report of our independent registered public accounting firm thereon *
99.2	Management’s Discussion and Analysis of financial condition and results of operations for the period ended February 28, 2010*
99.2	HCVW and Rockwell share exchange agreement to acquire an additional 23% of the Van Wyk Diamond Group assets. (2)
99.3	Acquisition Agreement between Trans Hex Group Limited and the Company to acquire the Saxendrift Mine. (2)
99.4	Consent of previous Auditors, Davidson & Company LLP *
99.5	Auditors report of Davidson & Company LLP for the year ending February 29, 2008 *

Notes:

*	Filed herewith.
(1)	Filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended February 28, 2009, and incorporated herein by reference.
(2)	Filed as an exhibit to the Company’s Annual Report on Form 40-F for the year ended February 29, 2008, and incorporated herein by reference.

– Page 125 –

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROCKWELL DIAMONDS INC.

Per:

________________________________________
DR JOHN BRISTOW
Chief Executive Officer

DATED:           August 31, 2010