Form 20-F/A
period 2010-02-28
ROCKWELL DIAMONDS INC.
filed 2010-11-18
CIK 1095847

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

EXPLANATORY NOTE

This Annual Report on Form 20-F is being amended in response to a comment letter dated October 21, 2010 from the Securities and Exchange Commission in order to: (i) clarify disclosure on the tabular disclosure of contractual obligations regarding Capital (Finance) Lease Obligations and Bank indebtedness (ii) revise the Company’s disclosure regarding Management report on internal control over financial reporting. (iii) provide a revised auditor report (iv) revise the notes to the financial statements to exclude any reference to reserves (v) provide additional resource tables to provide estimates that include production for the 2010 fiscal year. (vi) provide detail of how depletion is calculated .

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

– Page 27 –

HCVW1 and Klipdam

Period	Calculation[2] (Production/Deemed Carats Available)	Depletion[3] Percentage
February 1, 2007 to May 2007	7007 /387,921	1.80%
June 2007 to February 2008	17,746 /387,921	4.58%
March 2008 to February 2009	15,066 /387,921	3.88%
March 2009 to February 2010	16,068 /387,921	4.14%
Total	55,887 /387,921	14.40%

Saxendrift

Period	Calculation[2] (Production/Deemed Carats Available)	Depletion[3] Percentage
March 2008 to February 2009	2,437 / 103,155	2.36%
March 2009 to February 2010	8,834 / 103,155	8.56%
Total	11,271/103,155	10.92%

Annual Production (Carats)

Production Periods	HCVW[1] & Klipdam	Saxendrift	Total Production
February 1, 2007 to May 2007	7,007	-	7,007
June 2007 to February 2008	17,746	-	17,746
March 2008 to February 2009	15,066	2,437	17,503
March 2009 to February 2010	16,068	8,834	24,902
	55,887	11,271	67,158

Note:
(1) HCVW are operations acquired from HC van Wyk, including Holpan and Wouterspan mines and Makoenskloof project.
(2) The deemed carats available are based on resource estimates performed in the technical report dated February 28, 2009. These resource estimates have not been updated as no material transactions, events or activities have taken place which would indicate that these resource estimates need to be updated.
(3) Depletion for the period is calculated by applying the depletion percentage for that period to the cost of the specific mineral property.

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

– Page 28 –

Deemed resources available at Rockwell Mines as at February 28, 2010.

Holpan and Klipdam Mineral Resources
				Deemed Carats Available
	Inferred Resources	Indicated Resources (1)		Inferred Resources	Indicated Resources	Total
Description of Gravel Resource	Volume	Volume	Grade
	(cubic meters)	(cubic meters)	(carats/100 cubic meters)
Holpan Fluvial- alluvial Gravel	294,000		0.74	2,176		2,176
Holpan Rooikoppie gravel	5,643,000	331,348		41,758	2,452	44,210
Klipdam Fluvial- alluvial Gravel	1,504,163		0.91			-
				13,688		13,688
Klipdam Rooikoppie gravel	1,312,000	239,560		11,939	2,180	14,119
TOTAL	8,753,163	570,908	0.84	69,561	4,632	74,193

Wouterspan Mineral Resources
				Deemed Carats Available
	Inferred Resources	Indicated Resources		Inferred Resources	Indicated Resources	Total
	Volume	Volume	Grade[2]
Description of Gravel Resource	(cubic meters)	(cubic meters)	(carats/100 cubic meters)
Rooikoppie	5,911,000	716,769		41,377	5,017	46,394
Fluvial-alluvial	31,863,000	4,311,167	0.7	223,041	30,178	253,219
TOTAL	37,774,000	5,027,936	0.7	264,418	35,195	299,613

				333,979	39,827	373,806

Note:
(1) The resource estimated per the technical report dated February 28, 2009 adjusted for production volume during fiscal 2010.

– Page 29 –

Saxendrift Mineral Resources
				Deemed Carats Available
	RESOURCE	Volume (1)	Grade
MINING AREA	CLASSIFICATION	(cubic meters)	(carats/100 cubic meters)	Inferred Resources	Indicated Resources	Total
Saxendrift	Indicated 1	-	1.32		-	-
Terrace A	Indicated 2	2,071,936	0.8		16,575	16,575
Saxendrift	Indicated	1,774,660	1.15
Terrace B					20,409	20,409
TOTAL Indicated		3,846,596	1.01		36,984	36,984
Saxendrift	Inferred	3,629,127	0.8
Terrace A				29,033		29,033
Saxendrift	Inferred	86,476	0.68
Terrace B				588		588
Stockpiles	Inferred	642,540	0.29	1,863		1,863
TOTAL Inferred		4,358,143	0.72	31,484	36,984	68,468

Kwartelspan Mineral Resources
			Deemed Carats Available
Resource classification	Volume	Grade
	(cubic meters)	(carats/100 cubic meters)	Inferred Resources	Indicated Resources	Total
Inferred	1,384,577	1.5	20,769		20,769

			52,253	36,984	89,237

Note:
(1) The resource estimated per the technical report dated February 28, 2009 adjusted for production volume during fiscal 2010.

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

– Page 35 –

Table 2a. Holpan and Klipdam Indicated Mineral Resources

Description of Gravel Resource	RESOURCE CLASSIFICATION	Volume(1)(3) (cubic meters)	Grade (carats/100 cubic meters)	Value (US$/carat)
Holpan Rooikoppie gravel	Indicated	331,348	0.74	2008 -1,157 2009(2) - 671
Klipdam Rooikoppie gravel	Indicated	239,560	0.91	2008 - 3,892 2009(2) - 915
TOTAL	Indicated	570,908	0.84

Notes:

(1)	Volumes fully diluted of sampling and mining for the period 2008-Feb2009
(2)	Modelled values for 2009 (by Rockwell, 2009)
(3)	The resource estimated per technical report dated February 28, 2009, adjusted for production volume during fiscal 2010.

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

Table 6a. Saxendrift Mineral Resources

MINING AREA	Resource Classification	Volume(2) (cubic meters)	Grade(1) (carats/100 cubic meters)	Value (US$/carat)
Saxendrift Terrace A	Indicated 1	-	1.32	2,154
Saxendrift Terrace A	Indicated 2	2,071,936	0.80	2,154
Saxendrift Terrace B	Indicated	1,774,660	1.15	1,075
Total/Average Saxendrift Mine Indicated		3,846,596	1.01

Note:
(1) At 2 mm cut-off
(2) The resource estimated per technical report dated February 28, 2009, adjusted for production volume during fiscal 2010.

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

– Page 69 –

The following are the contractual maturities of contractual obligations (in thousands of Canadian Dollars):

Payments due by period
	Total	Less than one year	1 to 3 years	3-5 years	More than 5 years
Contractual obligation	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	3.3m	3.2m	0.1m	Nil	Nil
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase obligations	Nil	Nil	Nil	Nil	Nil
Reclamation Obligations	3.7m	Nil	Nil	Nil	3.7m
Bank indebtedness	0.7m	0.7m	Nil	Nil	Nil
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	Nil	Nil	Nil	Nil	Nil
Total	7.0m	3.2m	0.1m	Nil	3.7m

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

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

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

ITEM 18.           FINANCIAL STATEMENTS

Not applicable. See Item 17.

– Page 123 –

ITEM 19.           EXHIBITS

Exhibit
Number	Exhibit Description
1.1	Notice of Articles (3)
1.2	Articles (3)
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

4.5	Loan Agreement amongst Georgia Avenue Investments 14 (Proprietary) Limited Africa Vanguard Resources (Proprietary) Limited and Rockwell Resources RSA (Proprietary) Limited (1)
4.6	Loan Agreement amongst Richtrau no 139 (Proprietary) Limited and Rockwell Resources RSA (Proprietary) Limited (1)
4.7	Sales of Shares and Claims Agreement between Rockwell Resources RSA (Proprietary) Limited Liberty Lane Trading 167 (Proprietary) Limited and Saxendrift Mine (Proprietary) Limited (1)
4.8	Loan Agreement amongst Rockwell Resources RSA (Proprietary) Limited, Africa Vanguard Resources (Proprietary) Limited and Niewejaarskraal (Proprietary) Limited (1)
4.9	Sale of Understanding amongst Rockwell Resources RSA (Proprietary) Limited and Zwemkuil (Proprietary) Limited (1)
4.10	Shareholders’ agreement amongst Rockwell Resources RSA (Proprietary) Limited, Liberty Lane Trading 167 (Proprietary) Limited and Saxendrift Mine (Proprietary) Limited (1)
4.11	Shareholders’ agreement amongst Rockwell Resources RSA (Proprietary) Limited and Zwemkuil (Proprietary) Limited (1)
4.12	Consent of Tania R. Marshall, PhD., Pr. Sci. Nat (3)
4.13	Consent of Glenn Norton, Pr. Sci. Nat (3)
8.1	List of Subsidiaries (See Item 4.C of this Form 20-F)

– Page 124 –

Exhibit
Number	Exhibit Description
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *
13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
99.1	Audited consolidated balance sheets as at February 28, 2010 and February 28, 2009 and consolidated statements of operations, equity, and cash flows for the periods then ended, including the notes thereto and report of our independent registered public accounting firm thereon *
99.2	Management’s Discussion and Analysis of financial condition and results of operations for the period ended February 28, 2010(3)
99.2	HCVW and Rockwell share exchange agreement to acquire an additional 23% of the Van Wyk Diamond Group assets.(2)
99.3	Acquisition Agreement between Trans Hex Group Limited and the Company to acquire the Saxendrift Mine.(2)
99.4	Consent of previous Auditors, Davidson & Company LLP(3)
99.5	Auditors report of Davidson & Company LLP for the year ending February 29, 2008(3)

Notes:

*	Filed herewith.
(1)	Filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended February 28, 2009, and incorporated herein by reference.
(2)	Filed as an exhibit to the Company’s Annual Report on Form 40-F for the year ended February 29, 2008, and incorporated herein by reference.
(3)	Filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended February 28, 2010, and incorporated herein by reference.

– Page 125 –

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROCKWELL DIAMONDS INC.

Per:

________________________________________
DR JOHN BRISTOW
Chief Executive Officer

DATED:           November 18, 2010