Form 20-F/A
period 2010-02-28
ROCKWELL DIAMONDS INC.
filed 2011-01-28
CIK 1095847

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

EXPLANATORY NOTE

This amendment to our amended annual report on Form 20-F/A is being filed to include the audit report dated May 20, 2008, issued by Davidson and Company, Chartered Accountants, our former registered independent public accountant. The audit report addresses the earliest period of the financial statements presented in our annual report on Form 20-F for the year ended February 28, 2010, namely, the nine months ended February 29, 2008, and was inadvertently omitted from our original annual report and Amendment No. 1 thereto on Form 20-F/A. Davidson and Company’s audit report is being filed herewith as Exhibit 99.5, and their consent is being filed as Exhibit 99.4 hereto.

All other information contained in our original annual report on Form 20-F, as amended by Amendment No. 1 thereto, remains unchanged.

This Form 20-F/A does not reflect events occurring after the filing of our original Form 20-F. Readers are cautioned to review our Company’s Exchange Act filings subsequent to the filing of our original Form 20-F for the year ended February 28, 2010, including, without limitation, Amendment No. 1 thereto, and materials furnished by us to the U.S. Securities and Exchange Commission on Form 6-K.

Pursuant to SEC rules, included as Exhibits 12.1, 12.2, 12.3, 13.1, 13.2 and 13.3 to this Form 20-F/A are currently dated certifications of our Company’s Acting Co- Chief Executive Officers and our Company’s Chief Financial Officer.

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

4.5	Loan Agreement amongst Georgia Avenue Investments 14 (Proprietary) Limited Africa Vanguard Resources (Proprietary) Limited and Rockwell Resources RSA (Proprietary) Limited (1)
4.6	Loan Agreement amongst Richtrau no 139 (Proprietary) Limited and Rockwell Resources RSA (Proprietary) Limited (1)
4.7	Sales of Shares and Claims Agreement between Rockwell Resources RSA (Proprietary) Limited Liberty Lane Trading 167 (Proprietary) Limited and Saxendrift Mine (Proprietary) Limited (1)
4.8	Loan Agreement amongst Rockwell Resources RSA (Proprietary) Limited, Africa Vanguard Resources (Proprietary) Limited and Niewejaarskraal (Proprietary) Limited (1)
4.9	Sale of Understanding amongst Rockwell Resources RSA (Proprietary) Limited and Zwemkuil (Proprietary) Limited (1)
4.10	Shareholders’ agreement amongst Rockwell Resources RSA (Proprietary) Limited, Liberty Lane Trading 167 (Proprietary) Limited and Saxendrift Mine (Proprietary) Limited (1)
4.11	Shareholders’ agreement amongst Rockwell Resources RSA (Proprietary) Limited and Zwemkuil (Proprietary) Limited (1)
4.12	Consent of Tania R. Marshall, PhD., Pr. Sci. Nat (3)
4.13	Consent of Glenn Norton, Pr. Sci. Nat (3)
8.1	List of Subsidiaries (See Item 4.C of this Form 20-F)

– Page 124 –

Exhibit
Number	Exhibit Description
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *
12.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
13.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
99.1	Audited consolidated balance sheets as at February 28, 2010 and February 28, 2009 and consolidated statements of operations, equity, and cash flows for the periods then ended, including the notes thereto and report of our independent registered public accounting firm thereon *
99.2	HCVW and Rockwell share exchange agreement to acquire an additional 23% of the Van Wyk Diamond Group assets.(2)
99.3	Acquisition Agreement between Trans Hex Group Limited and the Company to acquire the Saxendrift Mine.(2)
99.4	Letter of Davidson and Company, Chartered Accountants*
99.5	Audit report of Davidson & Company, Chartered Accountants*

Notes:

*	Filed herewith.
(1)	Filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended February 28, 2009, and incorporated herein by reference.
(2)	Filed as an exhibit to the Company’s Annual Report on Form 40-F for the year ended February 29, 2008, and incorporated herein by reference.
(3)	Filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended February 29, 2010, and incorporated herein by reference.

– Page 125 –

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROCKWELL DIAMONDS INC.

Per:

/s/ M.Bristow

/s/ W Jacobs

________________________________________
DR MARK BRISTOW & DR WILLEM JACOBS
Acting Chief Executive Officers

DATED:           January 28, 2011