Form 20-F
period 2011-02-28
ROCKWELL DIAMONDS INC.
filed 2011-09-06
CIK 1095847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2011

OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

OR

[   ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

Commission files number 000-30588

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
South Africa, 2041
(Name, Telephone, E-mail and/or Facsimile number and Address of the Company Contact Person)

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

34,545,683 Common Shares without Par Value

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

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.          Selected Financial Data

The following table summarizes selected consolidated financial data for Rockwell Diamonds Inc. (the "Company" or "Rockwell" or the "Registrant") for the years ended February 28, 2011, 2010, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Cdn GAAP"). Note 17 to the financial statements included herein provides descriptions of the material measurement differences between Cdn GAAP and United States generally accepted accounting principles ("US GAAP") as they relate to the Company and a reconciliation to US GAAP of the Company's financial statements.

– Page 2 –

The information in the table was extracted from the detailed consolidated financial statements and related notes included in this annual report, and should be read in conjunction with such financial statements included elsewhere in the document and with the information appearing under the heading, "Item 5. Operating and Financial Review and Prospects."

The selected financial data is presented in Canadian Dollars and in accordance with Canadian GAAP and United States GAAP.

(In Canadian Dollars)	As at	As at	As at	As at
	February 28	February 28	February 28	February 29	As at May 31
Balance Sheet Data	2011	2010	2009	2008	2007

Total assets (Cdn GAAP)	$110,183,714	$105,243,386	$106,362,416	$133,693,124	$129,606,383
Total assets (US GAAP)	110,183,714	105,243,386	106,362,416	133,693,123	130,135,690
Total liabilities (Cdn GAAP)	26,977,993	27,400,354	34,059,381	34,643,769	52,564,080
Total liabilities (US GAAP)	26,977,993	27,400,354	34,059,381	34,643,769	52,034,772
Share capital (Cdn GAAP)	135,989,508	127,999,040	119,952,532	112,095,390	88,903,530
Share capital (US GAAP)	135,989,508	127,999,040	119,952,532	112,095,390	88,903,530
(Deficit) (Cdn GAAP)	(54,147,253)	(49,020,317)	(41,982,624)	(29,006,662)	(19,603,634)
(Deficit) (US GAAP)	(54,147,253)	(49,020,317)	(41,982,624)	(29,006,662)	(19,603,634)
Shareholders’ equity (Cdn GAAP)	82,558,314	77,194,091	70,421,026	87,114,807	71,592,842
Shareholders’ equity (US GAAP)	83,205,721	77,843,032	72,303,035	99,049,355	77,571,611
Weighted Average No. Shares(2)	34,545,683	17,810,954	15,861,610	13,095,237	3,694,549

				Nine months
	Year ended	Year ended	Year ended	ended	Year ended
	February 28	February 28	February 28	February 29	May 31
Statement of Operations Data	2011	2010	2009	2008	2007
				$36,038,106
Revenues (US and Cdn GAAP)	$42,507,747	$29,776,933	$34,330,078		$10,103,328
Loss for the period(1) (Cdn GAAP)	5,126,936	7,037,693	12,975,962	9,403,028	6,365,142
Net loss for the period attributable to common shareholders (1) (US GAAP)	5,126,936	7,037,693	12,975,962	9,403.028	6,365,142
Basic and diluted loss per share(2) (Cdn GAAP)	$0.15	$0.40	$0.82	$0.72	$1.72
Basic and diluted loss per share(2) (US GAAP)	$0.15	$0.40	$0.82	$0.72	$1.72

Note:

(1)	Loss from continuing operations and loss for the period are the same for all periods presented.
(2)	Share information is post consolidation of share capital.

No cash or other dividends have been declared.

– Page 3 –

Currency and Exchange Rates

All monetary amounts contained in this Annual Report are, unless otherwise indicated, expressed in Canadian Dollars, Rockwell's reporting currency. On August 29, 2011 the Bank of Canada noon rate for Canadian Dollars was US$0.978: Cdn$1.00 The following table sets out the exchange rates, based on the noon rates as reported by the Bank of Canada, for the conversion of United States Dollars into one Canadian Dollar in effect at the end of the specified periods, the average exchange rates during such periods (based on daily noon rates as reported by the Bank of Canada) and the range of high and low exchange rates for such periods:

Exchange Rates

	Years Ended February 28			Nine	Years
				Months	Ended May
				Ended	31
				February 29
	2011	2010	2009	2008	2007
End of Period	1.0268	0.9596	0.7870	1.0206	0.9347
Average for Period	0.9799	0.8996	0.9056	0.9831	0.8800
High for Period	1.0268	0.9755	1.0161	1.0905	0.9347
Low for Period	0.9278	0.7692	0.7711	0.9298	0.8437

The following table sets out the high and low exchange rates, based on the noon rate as reported by the Bank of Canada, for the conversion of United States Dollars into one Canadian Dollar, for the following periods:

Exchange Rates

	High	Low
February 2011	1.0268	1.0045
March 2011	1.0324	1.0083
April 2011	1.0542	1.0319
May 2011	1.0537	1.0195
June 2011	1.0370	1.0141
July 2011	1.0583	1.0343

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

– Page 4 –

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

There is no assurance that Rockwell will be able to operate profitably.

Rockwell has experienced losses in each year of operations since 2006. Although Rockwell has achieved an operating profit (calculated as revenue less cost of sales), overall corporate profitability has not been achieved and may never be achieved. Failure to be able to consistently produce a profit in the long-term will mean the business can not be sustained and investors could lose all or substantially all of their entire investment in Rockwell shares.

There is no assurance that Rockwell can formally establish the existence of any mineral reserve on any of its properties. Until Rockwell is able to establish a mineral reserve, there can be no assurance that production from these properties will continue for any period of time and if production fails or fails to achieve profitability, Rockwell's business may ultimately fail.

Although Rockwell now owns and operates properties with a history of sporadic to regular diamond production, which have been subject to examination, testing and quantification through scientific exploration techniques, a reliable determination of grade is difficult in alluvial deposits. Accordingly, there is no assurance that Rockwell can formally establish the existence of any mineral reserve on any of its properties. A mineral reserve is defined by the Securities and Exchange Commission in its Industry Guide 7 as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The probability of an individual prospect ever having a "reserve" that meets the requirements of the Securities and Exchange Commission's Industry Guide 7 is remote. If none of our current or future mineral resource properties contains any "reserve," any funds that Rockwell spends on exploration will be lost.

Even if Rockwell establishes a mineral reserve as with Saxendrift, there can be no assurance that the related property will be profitably mined.

Even if Rockwell eventually establishes a mineral reserve on one or more of its properties as established on Saxendrfit, there can be no assurance that it will be able to turn the property into a producing mine which is profitable. Both mineral exploration and mine development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines.

– Page 5 –

The commercial viability of an established deposit will depend on a number of factors including, by way of example, the size, grade and other attributes of the mineral deposit, the prevailing price per carat for the resources, the proximity of the resource to infrastructure such as electrical power, roads, a point for shipping, government regulation and market prices. Most of these factors will be beyond Rockwell's control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable.

Mineral operations are subject to applicable law and government regulation. Even if Rockwell establishes a mineral resource in a commercially exploitable quantity, these laws and regulations could restrict or prohibit the exploitation of that mineral resource. If Rockwell cannot exploit any mineral resource that it might discover on our properties, its business may fail.

Both mineral exploration and extraction require permits from various governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. There can be no assurance that Rockwell will be able to obtain or maintain any of the permits required for the continued exploration of its mineral properties or for the construction and operation of a mine on its properties at economically viable costs. If Rockwell cannot accomplish these objectives, our business could fail.

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

Rockwell's operations will be subject to all the hazards and risks inherent in the exploration, development and production of resources, including liability for pollution, cave-ins or similar hazards against which it cannot insure against or which it may elect not to insure. Any such event could result in work stoppages and damage to property, including damage to the environment. Rockwell applies international best practices principles in all areas of the operations and complies with all health, safety and mining legislation of the Republic of South African (“RSA” or “South Africa). Rockwell does not currently maintain any insurance coverage against these operating hazards. The payment of any liabilities that arise from any such occurrence may have a material, adverse impact on Rockwell.

– Page 6 –

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

Diamond prices are subject to dramatic and unpredictable fluctuations.

Rockwell expects to derive revenues from the extraction and sale of diamonds. The prices of raw diamonds have fluctuated widely in recent years, and are affected by numerous factors beyond Rockwell's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of diamonds and therefore the economic viability of any of Rockwell's projects, cannot accurately be predicted.

Rockwell requires additional financing in order to continue in business as a going concern, the availability of which is uncertain.

The recoverability of the amounts shown for the Company’s mineral property interests, property, plant and equipment and inventory is dependent upon the existence of economically recoverable mineral resources and future profitable production or proceeds from the disposition of the mine. The Company’s continuing operations are also dependent upon the discovery and existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition of its mineral property interests. The Company and its subsidiaries incurred losses of $5.1 million during the year ended February 28, 2011, cumulative losses of over $50 million in the last 5 years and it has continued to incur losses subsequent to year end. The Company’s sales are irregular.

Based on the Company’s cash resources and forecasts, the Company will have sufficient working capital upon completion of the Daboll Consultants Limited Financing described herein and reserves to maintain operations through breakeven point and sufficient cash and working capital to fund continuing losses for the foreseeable future. Future events beyond the Company’s control may change the Company’s ability to continue as a going concern.

The loss of any of Rockwell's key management employees could have a material adverse effect on Rockwell's business.

The nature of Rockwell's business and Rockwell's ability to continue its exploration activities and to exploit any mineral reserves that it may find in the future depends, in large part, on Rockwell's ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that Rockwell will be able to attract and retain such personnel. Rockwell's development now and in the future will depend on the efforts of key management figures, such as James Campbell, Rockwell's Chief Executive Officer, and Gerhard Jacobs, Chief Financial Officer, Michael Stanley Hunt, Chief Operating Officer

– Page 7 –

and Glenn Norton, Mineral Resource Manager. The loss of any of these key people could have a material adverse effect on Rockwell's business.

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

In October 2002, the South African government enacted the Mineral and Petroleum Resources Development Act that deals with the state's policy towards the future of ownership of minerals rights and the procedures for conducting mining transactions in South Africa. The Mineral and Petroleum Resources Development Act is a statute with wide-ranging objectives, including sustainable development and the promotion of equitable access to South Africa's mineral wealth by the inclusion of HDP into the industry. The Mineral and Petroleum Resources Development Act came into effect in May 2004. The South African government has stated that, under the Mineral Development Act, it will be issuing permits and licenses for prospecting and mining rights to applicants using a "scorecard" approach. Applicants will need to demonstrate their eligibility for consideration based upon the number of credits accumulated in terms of quantifiable ownership transformation criteria, such as employment equity and human resource development.

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

Rockwell is subject to potentially volatile exchange rate fluctuations

Rockwell conducts operations in currencies other than Canadian Dollars. Of particular significance is the fact that Rockwell’s operations in South Africa are almost entirely paid for in South African Rand (“ZAR”), which has historically devalued against the United States Dollar, but which recently has shown unexpected and substantial strength against most major world currencies, including the United States Dollar. The strength in the South African Rand, if it continues, will negatively impact the potential profitability of Rockwell’s mining operations.

Rockwell's stock is a penny stock. Trading of Rockwell's stock may be restricted by the SEC's penny stock regulations which may limit a stockholder's ability to buy and sell Rockwell's stock.

Because the market price for Rockwell's shares is less than US$5.00 per share, its securities are classified as "penny stock". For transactions involving a penny stock, brokers or dealers are required to approve a previous

– Page 8 –

account for penny stock transactions, which involves obtaining financial information concerning the investor and satisfying themselves that the investor has sufficient knowledge and experience to evaluate the risks associated with penny stock. The broker or dealer must also deliver certain information to investors on penny stock, including disclosure concerning the risks associated with penny stock, and must receive a written agreement from investors prior to the transactions. As a result of the penny stock restrictions, brokers or potential investors may be reluctant to trade in Rockwell's securities, which may result in less liquidity for Rockwell's stock.

FINRA sales practice requirements may limit a stockholder's ability to buy and sell Rockwell's stock.

In addition to the "penny stock" rules promulgated by the Securities and Exchange Commission (see above for discussions of penny stock rules), the Financial Industry Regulatory Authority (“FINRA”) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy Rockwell common stock, which may limit the ability to buy and sell Rockwell stock and have an adverse effect on the market for Rockwell shares.

– Page 9 –

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

(i)

In June 2006, Rockwell entered into an agreement to acquire (the "Durnpike Acquisition") all of the shares and loans in Durnpike Investments (Proprietary) Limited ("Durnpike"), a private South African company, from eight arm's length individuals (the "Vendors"), for consideration payable in the common shares of Rockwell ("Common Shares") on specified dates described in Item B. Business Overview – Alluvial Diamond Properties below. Durnpike held an interest and/or rights in four alluvial diamond properties in South Africa and the Democratic Republic of the Congo. These were:

		•	Holpan/Klipdam Property in South Africa ("RSA or "South Africa")
		•	Wouterspan Property in South Africa
		•	Galputs Mineral Project in South Africa.
		•	Kwango River Project in the Democratic Republic of the Congo ("DRC"), which was subsequently cancelled for Rockwell to focus solely on its South African operation.

On January 31, 2007, all the conditions precedent to implementation of the Durnpike Acquisition were fulfilled. The Company also received the necessary regulatory approvals in Canada and South Africa. (see Legal Proceedings for Information about arbitration in respect of this Agreement)

	(ii)	As a result of the acquisition of Durnpike, the Company assumed the option to purchase the Makoenskloof property.

– Page 10 –

(iii)

On March 6, 2007, the Company and Trans Hex Group Limited (“Trans Hex”) entered into a conditional agreement whereby the Company’s wholly owned South African subsidiary, Rockwell Resources RSA (Proprietary) Limited (“Rockwell RSA”), would acquire through Trans Hex’s wholly-owned subsidiary, Trans Hex Operations (Proprietary) Limited (“THO”), two open pit alluvial diamond mines, namely Saxendrift and Niewejaarskraal, and three alluvial diamond exploration projects, namely Kwartelspan, Zwemkuil-Mooidraai and Remhoogte-Holsloot, which are located along the southern bank of the Middle Orange River in the Northern Cape Province of South Africa (“Northern Cape”) and which are collectively referred to as the Middle Orange River Operations and Projects (or “MORO”). The agreement included:

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

In April 2008 the Company completed the MORO acquisition, including registration and transfer of Saxendrift Mine (Proprietary) Limited and the Saxendrift mining right, as well as prospecting rights in respect of the Kwartelspan, Zwemkuil-Mooidraai and part of the Remhoogte-Holsloot projects.

On April 11, 2009 the remaining mineral right in terms of the Niewejaarskraal acquisition, was registered and transferred. This action completed the Saxendrift/Remhoogte-Holsloot transaction negotiated during April 2008.

8.

During the year ended May 31, 2007, Africa Vanguard Resources (Proprietary) Limited (“AVR”), the holding Company of Richtrau No 136 (Proprietary) Limited (“Richtrau”), purchased through Richtrau a 15% interest in Van Wyk Diamond Group (“VWDG”) from the Van Wyk Trust for an amount of ZAR22.5 million ($3.4 million). The holdings of the VWDG comprised the mining projects known as Holpan, Klipdam, and Wouterspan purchased by Rockwell through its wholly owned South African subsidiary Rockwell Resources RSA (Proprietary) Limited (“Rockwell RSA”) from H C Van Wyk Diamonds Limited. Subsequently on November 30, 2008, AVR indicated its commitment to increase its shareholding in the VWDG to 26% by subscribing for an additional 11% of the shares in each of the entities comprising VWDG. The additional 11% stake was acquired by another subsidiary of AVR, Georgia Avenue Investments (Proprietary) Limited (“Georgia”), at a subscription price of ZAR17.5 million. The AVR group was also contractually committed to inject ZAR10.5 million in working capital into the VWDG.

As a result of the 2008/2009 credit contraction and economic recession, depressed market conditions and decline in diamond prices, the AVR group indicated to the Board of Directors of Rockwell RSA (the holding company of the entities in VWDG) during the fourth quarter of fiscal 2009 that it was unable to make outstanding payments to complete its financial obligations, and that it was pursuing other funding mechanisms to meet its obligations. As at February 28, 2009, AVR owed Rockwell approximately ZAR19 million to conclude the Georgia transactions; this amount is still outstanding at February 28, 2010 and February 28, 2011. The contractually committed ZAR10.5 million due to VWDG has also not been received from AVR at this point in time.

– Page 11 –

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

Effective October 2, 2008, AVR via Liberty Lane Investments (Proprietary) Limited, acquired a shareholding of an effective 26% in the Saxendrift project by subscribing for shares in Saxendrift Mines (Proprietary) Limited for an amount of approximately ZAR26 million. This transaction was also conducted in respect of the Minerals and Petroleum Resources Development Act and has been structured via a loan structure underwritten by Rockwell Resources RSA (Proprietary) Limited. As of February 28, 2011, AVR has only paid an initial deposit of ZAR3 million in respect of this transaction which is structured over a two year period. Rockwell is also in discussion with AVR regarding the funding for the outstanding amount of this transaction.

9.

Rockwell's principal capital expenditures and exploration expenditures in the fiscal years ended February 28, 2011, February 28, 2010, February 28, 2009 and nine months ended February 29, 2008 and the year ended May 31, 2007 are as follows:

				Exploration
	Exploration	Mineral		Expenditures
	Expenditures	Property	Property,	Expensed
	Deferred	Acquisition	Plant and	(excluding related
	(capitalized	Cost	Equipment	stock-based	Write down of
Year	or invested)	Capitalized	Acquired	compensation)	Mineral Property
2011	nil	$845,773	$10,790,700	$49,184	nil
2010	nil	$1,703,195	$981,561,	$97,805	$657,634
2009	nil	$5,351,500	$15,192,819	$498,739	nil
2008	nil	$1,822,138	$26,751,592	$604,169	nil
2007	nil	$18,696,487	$46,340,914	$1,371,351	nil

The Company held a 100% interest in the Ricardo Property, a copper prospect located within the Calama Mining District, Chile that it acquired in 1998. Exploration was carried out by two companies who optioned the property in 2000 and 2004. Since that time, Rockwell has sought partners to continue exploration or to divest of the property. In July 2008, the Ricardo property was acquired for nominal consideration by Hunter Dickinson Acquisitions Inc., a company with one director in common with Rockwell. No significant divestitures have occurred in the years presented.

10.	Pending Acquisition- Etruscan Diamonds Limited

On September 9, 2010, Rockwell Resources RSA (Proprietary) Limited signed a sale of shares and claims agreement with Etruscan Diamonds Bermuda Limited, Etruscan Diamonds Limited and Etruscan Resources Inc. whereby the Company proposes to purchase Etruscan’s Blue Gum diamond operation in the Ventersdorp region of South Africa. The acquisition is for 74% of the operation with the balance owned pursuant to South Africa’s BEE regime. The price to be paid to Etruscan is an amount not exceeding ZAR33.5 million (approximately $4.7 million) payable in pre-consolidation Rockwell shares valued at $0.068 each. The Company will also assume certain non-material property

– Page 12 –

maintenance obligations effective immediately and other financial obligations upon completion of the acquisition.

The Company is awaiting approval from the Industrial Development Corporation’s (“IDC”) to transfer the shares to Etruscan and effect the transaction, as well as approval of the South African Reserve Bank. No recognition has been given to this future transaction in the financial statements included in this annual report.

11.	Flawless Diamonds Trading House (Proprietary) Limited

On April 21, 2010 the Company acquired a 20% shareholding in Flawless Diamonds Trading House (Proprietary) Limited (“Flawless”) from Hennie van Wyk, a former director, for the amount of $95,686. Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company.

Through it’s shareholding, Rockwell will have the ability to exercise significant influence over the operations of Flawless and as a result equity accounts for the results of Flawless in fiscal 2011 from the effective date of acquiring it’s shareholding.

Summarized financial information of Flawless for the financial year ended February 28, 2011
Financial Position as at February 28, 2011
Total Assets	9,690,007
Total Liabilities	8,969,428
Net Assets	703,579

Financial Performance for the year ended February 28, 2011
Total Revenue	60,383,011
Total profit for the period	206,374
Capital commitments and contingent liabilities of associate	Nil

12.	Share Consolidation

Effective July 11, 2011 the Company completed a consolidation of its outstanding Common Shares on the basis of 15 pre-consolidated common shares for 1 post consolidated common share. As of August 4, 2011 there were 34,992,567 Common Shares issued and outstanding, each Common Share carrying the right to one vote. At a general meeting of the Company, on a show of hands, every shareholder present in person shall have one vote and, on a poll, every shareholder shall have one vote for each Common Share of which he is the holder. As at the date hereof there are no preferred shares issued or outstanding.

– Page 13 –

B.          Business Overview

Durnpike Agreement

On June 30, 2006, the Company entered into an Agreement-in-Principle to acquire interests and/or rights in the Holpan/Klipdam Property in South Africa, Wouterspan Property in South Africa, Kwango River Project in the DRC and Galputs Mineral Project in South Africa. Pursuant to the terms of a comprehensive agreement, (“the Definitive Agreement”), the Company acquired all of the shares in and claims on shareholder’s loan account of Durnpike, a private South African company, from eight vendors (the “Vendors”). Some of the underlying rights were held by the H Van Wyk Diamonds (“HVWD”) and Van Wyk Trust, collectively the Van Wyk Diamond Group (“VWDG”). For further details on these see the Notes to the Financial Statements.

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

  On November 30, 2007, the Company began trading on the JSE and hence completed its JSE listing condition. Consequently, the Company issued 7,848,663 pre–consolidation Common Shares as settlement of its commitment and also 1,676,529 pre-consolidation Common Shares as finder fees relating to the Durnpike acquisition.

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

– Page 14 –

in the estimated and provisional amounts of approximately ZAR25.4 million for equipment purchased by Rockwell to undertake exploration and feasibility work, $1.6 million for start-up and acquisition costs in the DRC, and US$20 million (while reserving the right to increase the counter-claim to at least $164.9 million) as an initial estimate of possible lost earnings.

Comprehensive documentation has been filed by the parties and both Parties have appeared before the Arbitration Tribunal at two sets of hearings in Brussels during March and May 2011 to present evidence and answer questions. Expert witnesses representing the Parties also presented evidence at these hearings. Simultaneous final written submissions were submitted to the Arbitration Tribunal on July 8, 2011. The Parties expect to receive a written award from the Arbitration Tribunal on or about October 17, 2011. The Company remains of the view that the claim against it is without merit. The Company has vigorously argued against the claims made by Midamines and has continued to vigorously defend its position.

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

A bulk sampling program was carried out during fiscal 2008. The property has been on care and maintenance since that time. On July 26, 2011, the Company announced that it had sold the Makoenskloof property for C$0.9 million.

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

  the material plant, machinery, equipment and other movable assets owned and/or used by THO - These operating assets were independently valued by Manhattan Mining Equipment (Proprietary) Limited in April 2005 at ZAR 53.3 million ($8.0 million);

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

– Page 15 –

The Transaction was substantially completed in April 2008 when the Ministerial consent to transfer the Saxendrift mining right, as well as prospecting rights in respect of the Kwartelspan, Zwemkuil-Mooidraai and part of the Remhoogte-Holsloot projects, was obtained. Cession of the Niewejaarskraal mining right occurred on March 4, 2009, and a payment of ZAR 18,901,294 ($2.4 million) plus interest of ZAR 2,381,294 ($0.3 million). Rockwell chose not to exercise the option on the Remhoogte prospecting right due to then current harsh financial constraints and depressed diamond prices. All the other rights have been ceded to Saxendrift Mine (Proprietary) Ltd and Rockwell Resources RSA has taken ownership of the company.

Farhom Property

On July 30, 2007, H.C. Van Wyk Diamonds Ltd acquired 100% of the shares and shareholder loans of Farhom Mining & Construction (Proprietary) Ltd for ZAR10 million ($1.5 million). This company holds the mineral rights over the Farhom farm which is part of the Wouterspan property. This transaction was concluded in terms of an option granted to H.C. Van Wyk Diamonds Ltd on February 24, 2005 and later amended on July 10, 2007.

Black Economic Empowerment Holdings (“BEE”)

During the year ended May 31, 2007, Africa Vanguard Resources (Proprietary) Limited (“AVR”), the holding Company of Richtrau No 136 (Proprietary) Limited (“Richtrau”), purchased through Richtrau a 15% interest in Van Wyk Diamond Group (“VWDG”) from the Van Wyk Trust for an amount of ZAR22.5 million ($3.4 million). The holdings of the VWDG comprised the mining projects known as Holpan, Klipdam, and Wouterspan purchased by Rockwell through its wholly owned South African subsidiary Rockwell Resources RSA (Proprietary) Limited (“Rockwell RSA”) from H C Van Wyk Diamonds Limited. Subsequently, on November 30, 2008, AVR indicated its commitment to increase its shareholding in the VWDG to 26% by subscribing for an additional 11% of the shares in each of the entities comprising VWDG. The additional 11% stake was acquired by another subsidiary of AVR, Georgia Avenue Investments (Proprietary) Limited (“Georgia”), at a subscription price of ZAR17.5 million. The AVR group was also contractually committed to inject ZAR10.5 million in working capital into the VWDG.

As a result of the world wide credit contraction and economic recession, depressed market conditions and decline in diamond prices, the AVR group indicated to the Board of Directors of Rockwell RSA (the holding company of the entities in VWDG) during the fourth quarter of fiscal 2009 that it was unable to make outstanding payments to complete its financial obligations, and that it was pursuing other funding mechanisms to meet its obligations. As at February 28, 2009, AVR owed Rockwell approximately ZAR19 million to conclude the Georgia transactions; this amount is still outstanding at February 28, 2011. The contractually committed ZAR10.5 million due to VWDG has also not been received from AVR to date.

Rockwell RSA has, in conjunction with AVR, endeavoured to identify alternate sources of funding to assist AVR to complete its investment in the VWDG projects. Rockwell RSA is in on-going discussions with AVR, and has also engaged with the Department of Mineral Resources with the assistance of its legal counsel to address the completion of the BEE participation in the share capital of the entities comprising VWDG. The shares for the outstanding equity purchases are held in trust by the legal firm Tabacks, pending conclusion of the transaction.

Effective October 2, 2008, AVR via Liberty Lane Investments (Proprietary) Limited, acquired a shareholding of an effective 26% in the Saxendrift project by subscribing for shares in Saxendrift Mines (Proprietary) Limited for an amount of approximately ZAR26 million. This transaction was also conducted in respect of the Minerals and Petroleum Resources Development Act and has been structured via a loan structure underwritten by Rockwell Resources RSA. As of February 28, 2011, AVR has only paid an initial deposit of ZAR3 million

– Page 16 –

in respect of this transaction which is structured over a two year period. Rockwell is also in discussion with AVR regarding the funding for the outstanding amount of this transaction.

Hunter Dickinson Services Inc.

Hunter Dickinson Services Inc. ("HDSI") provides management services to Rockwell, pursuant to a geological and administrative services agreement dated January 1, 2001. HDSI has one common director and provides the services of Rockwell’s corporate secretary. It provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery basis per agreement. HDSI is one of the larger independent mining exploration groups in North America and employs or retains staff or service providers substantially on a full-time basis. These individuals include professional technical staff (which include accredited professional engineers and geoscientists), professionally accredited accountants and administrative, office and field support staff.

HDSI allocates the costs of staff input into projects based on time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDSI staff costs and overhead) for amounts that are considered by Rockwell's management to be competitive with arm's-length suppliers. The amount paid to HDSI for the fiscal year ended February 28, 2011 was $467,151.

C.          Organizational Structure

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

The Company changed its name from "Rockwell Ventures Inc." on May 16, 2007 to "Rockwell Diamonds Inc."

Rockwell’s registered office is based in British Columbia, Canada. It also has corporate offices located in Johannesburg, South Africa. As at May 30, 2011, Rockwell had the following subsidiaries:

a)	N9C, a wholly owned subsidiary incorporated under the laws of the Cayman Islands of which Rockwell owns a direct 100% interest

b)	N10C, a wholly owned subsidiary incorporated under the laws of the Cayman Islands of which N9C owns a direct 100% interest

– Page 17 –

c)	Rockwell Resources RSA (Proprietary) Limited (“Rockwell RSA”), a wholly owned subsidiary incorporated under the laws of South Africa of which N10C owns a direct 100% interest.

d)	Durnpike Investments (Proprietary) Ltd (“Durnpike”) a wholly owned subsidiary incorporated under the laws of South Africa of which Rockwell RSA owns a direct 100% interest.

e)

HC Van Wyk Diamonds Limited (“HCVW”) is a subsidiary incorporated under the laws of the South Africa of which Rockwell Resources RSA owns a direct 51% interest and RDI holds a 23% interest in the Company. HC Van Wyk Diamonds Limited (“HCVW”) is a diamond producer that conducts diamond exploration and mining on the Holpan/Klipdam properties, as well as mining on the Wouterspan and Makoenskloof properties.

A minority interest of 15% is recognized with the consolidation of HCVW until such time as the outstanding loan by the BEE group is fully repaid, at which time the Company will increase the non-controlling interest to 26%. As a consequence the outstanding loan has not been recognized as a receivable in the accounting records of the Group.

f)

Klipdam Mining Company Limited. (“Klipdam Mining”) is a subsidiary incorporated under the laws of the South Africa of which Rockwell Resources RSA owns a direct 51% interest and RDI holds a 23% interest. Klipdam Mining Company Limited is a diamond producer that conducts diamond exploration and mining on the Klipdam property.

A minority interest of 15% is recognized with the consolidation of Klipdam Mining until such time as the outstanding loan by the BEE group is fully repaid, at which time the Company will increase the non-controlling interest to 26%. As a consequence the outstanding loan has not been recognized as a receivable in the accounting records of the Group.

g)

Saxendrift Mine (Proprietary) Limited a subsidiary incorporated under the laws of the Republic of South Africa in which Rockwell RSA acquired a 74% interest in April 2008. Saxendrift Mine (Proprietary) Limited is a diamond producer that conducts diamond exploration and mining on the Saxendrift and Niewejaarskraal properties.

No minority interest is recognized with the consolidation of Saxendrift Mine (Proprietary) Limited until such time as the outstanding loan by the BEE group is fully repaid, at which time the Company will increase the non-controlling interest to 26% and consolidate 74% of the results of operations. As a consequence the outstanding loan has not been recognized as a receivable in the accounting records of the Group.

– Page 18 –

The current organization structure of Rockwell is as follows:

The Company’s legal registered office is in care of its Canadian attorneys McMillan LLP, Barristers & Solicitors, at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7, telephone (604) 689-9111, facsimile (604) 685-7084. The South African head office of the Company is located at Level 1, Wilds View, Isle of Houghton, Cnr. Carse O’Gowrie and Boundary Road, Houghton Estate, Johannesburg 2198, telephone 27 (11) 481-7250, facsimile 27 (11) 481-7247. The Canadian head office of Rockwell is located at 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, Canada V6E 4H8, telephone (604) 684-6365, facsimile (604) 684-8092.

In this Form on 20F, the terms “Company” or “Rockwell” refer to Rockwell Diamonds Inc. and all its subsidiaries together unless the context otherwise clearly requires. Certain terms used herein are defined in the glossary of this Form on 20F.

– Page 19 –

D.          Property, Plant and Equipment

Rockwell has the following property, plant and equipment at February 28, 2011.

	As at February 28, 2011
		Accumulated
		amortization
		and
	Cost	impairments	Carrying value
Land and buildings	$7,502,768	$1,149,217	$6,353,551
Construction in progress (a)	6,282,698	–	6,282,698
Processing plant and equipment	84,028,081	35,211,834	48,081,237
Processing plant and equipment under capital lease obligation	1,017,514	621,416	1,131,108
Office equipment	1,006,922	615,659	391,263
Vehicles and light equipment	1,594,663	1,006,082	588,581

	$101,432,646	$38,604,208	$62,828,438

(a)

Construction in progress includes $6,149,422 relating to the construction of the plant at Etruscan’s Blue Gum diamond operations in the Ventersdorp region. Refer to note 20(a) of the annual financial statements for additional information regarding the status of this pending acquisition.

– Page 20 –

Glossary of terms

Geological Terms

NI 43-101	National Instrument 43-101, the national securities law instrument in Canada respecting standards of disclosure for mineral projects.
Alluvial deposit	Accumulation of mineralization as a result of deposition in a river or stream.
Mineral Resource/ Reserve

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

The mineral deposit classifications in this annual report on Form 20-F adheres to the resource/reserve definitions and classification criteria developed in 2005 by the Canadian Institute of Mining as required under NI 43-101. Estimated mineral resources fall into two broad categories dependent on whether their economic viability has been established and these are mineral namely “resources” (economic viability not established) and ore mineral “reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on the level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest).

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

– Page 21 –

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

– Page 22 –

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

The table below is a summary of what Rockwell will do to determine the two resource categories

Procedure		Comments
Desktop Studies	Identification of an “Area of Interest”	Typically the “area of interest” is in a well known alluvial diamond area or region with a history of past production (mining) and diamond sales
Field Studies	Geological mapping Reconnaissance drilling Remote sensing studies	To increase confidence in geological model, ascertain previous diamond information including grade and diamond value information

– Page 23 –

Inferred Resource Estimation	Detailed Drilling on 100x100m grid	To establish nature of geological units (stratigraphy) and estimate gravel volume
	Bulk-sampling minimum of 0.5% of intended declared resource	To estimate grade
	Recovery of 500 carats	To estimate diamond value & size frequency
Indicated Resource Estimation	Infill drilling on a close spacing (50mx50m)	To improve geological knowledge, construct detailed 3-dimensional resource models and improve the confidence in the estimate of gravel volume
	Bulk-sampling minimum of 5% of the intended declared resource	To estimate grade
	Recovery of 3,000 – 5,000 carats	To estimate diamond value & size frequency- detailed size frequency analysis of stone sizes are conducted to characterize the overall diamond population characteristics particularly with respect to size

In conclusion Rockwell Diamonds Inc has sufficient confidence in its approach to resource determination that the Company has mined since inception in 2006 based on these resources and has demonstrated that the grades and diamond quality remain fairly consistent.

No Reserves Are Currently Determinable (Excluding Saxendrift):

It must be noted that Rockwell is dealing with a distinct deposit-style. Other alluvial explorers and miners all exploit higher grade deposits in central and western Africa and do not have to publicly list the results of their resource determinations. Rockwell has not completed such extensive bulk sampling over all the mineral areas due to the high cost and lack of production capacity. This lack of sampling over the entire mineral area provides less confidence that Rockwell would need to assess the sustainability in diamond grade and values in order for a reserve to be declared. Over time Rockwell bulk sample and trial mine the various mineral areas and when sufficient bulk samples (trial-mining) have been carried out over the entire mineral area the Company could be in a position where the requirements for a pre feasibility study can be met and the Company would be in such a position as to declare probable reserves under the Canadian Standards.

Unit of Measurement:

Rockwell Diamonds Inc reports all resources in units of volume (cubic metres) instead of units of weight (tonnes), because of the variable nature of the composition of the alluvial deposits and therefore the specific gravity of those deposits throughout the resource area. This creates too many variables for the Company to be satisfied in the accuracy of the numbers reported. On a bi-weekly basis, Rockwell surveys all excavations and stockpiles to determine the volume of mineralized material ore that has been processed through the processing plants. All survey data is signed off by the Chief Surveyor as well as the Mineral Resource Manager, who is a Qualified Person. This volumetric data and the accompanying diamond production is reconciled bi-weekly and entered into the Company’s database. This database is then used for the compilation of the annual and quarterly depletion of the mineral resources

– Page 24 –

Basis for Unit of Production and Depletion of Mineral Resources by Rockwell

HCVW1 and Klipdam

Period	Calculation[2] (Production/Deem ed Carats Available)	Depletion[3] Percentage
February 1, 2007 to May 2007	7007 /387,921	1.80%
June 2007 to February 2008	17,746 /387,921	4.58%
March 2008 to February 2009	15,066 /387,921	3.88%
March 2009 to February 2010	16,068 /387,921	4.14%
March 2010 to October 2010	16,683/387,921	4.30%
Total before re-estimation[2]	72,570/387,921	18.71%

November 2010 to February 2011	2,750/342,442	0.80%
Total after re-estimation[2]	2,750 /342,442	0.80%

Saxendrift

Period	Calculation[2] (Production/Deem ed Carats Available)	Depletion[3] Percentage
March 2008 to February 2009	2,437/103,155	2.36%
March 2009 to February 2010	8,834/103,155	8.56%
March 2010 to October 2010	5,744/103,155	5.57%
Total before re-estimation[2]	17,015/103,155	16,49%

November 2010 to February 2011	961/250,588	0.38%
Total after re-estimation[2]	961/250,588	0.38%

Annual Production (Carats)

Mineral Property	Purchased resources per 43-101 (2009)	Production February 2010 to October 31, 2011	Re-estimated resources per 43-101 November 1, 2011	Production November 2010 to February 2011	Estimated net resources available February 28, 2011
HCVW[1] and Klipdam	387,920	16,683	342,442	2,750	339,692
Saxendrift	103,155	5,744	250,588	961	249,627

– Page 25 –

Notes:

(1)	HCVW are operations acquired from HC van Wyk, including Holpan and Wouterspan mines and Makoenskloof project.
(2)

The deemed carats available are based on resource estimates performed in the technical report dated February 28, 2009. These resource estimates have been updated in November 2010. Since November 2010 no material transactions, events or activities have taken place which would indicate that these resource estimates need to be updated.

(3)

Depletion for the period before re-estimation is calculated by applying the depletion percentage for that period to the cost of the specific mineral property. Depletion for the period after re-estimation is calculated by applying the depletion percentage for that period to the net book value of the specific mineral property.

Rockwell’s principal properties, Holpan and Saxendrift (which are currently in production), Wouterspan and Klipdam (currently on care and maintenance) and Niewejaarskraal (planned for development as funds are available) had detailed resource assessments completed at November 2010. These estimates took into consideration archived data from previous drilling programs, 2009 drilling and sampling if done, and results from processing and depletion from mining to that time. This work was completed by Glenn Norton, PrSciNat the Company’s Mineral Resources Manager and reviewed by an independent expert (both are qualified persons as defined under Canadian Securities legislation). Dr Tania Marshall, PrSciNat, a qualified person who is independent of the Company, is responsible for the estimates. The details of the assessment are included in Technical Reports that were filed with the Company’s year end materials in its home jurisdiction (on www.sedar.com).

– Page 26 –

Technical Summary

The following disclosure is derived from Rockwell files and technical reports. Additional details can be found in technical reports on each property filed on www.sedar.com..

Properties in South Africa

Figure 1 shows the location of Rockwell’s principal properties: Holpan/Klipdam, Wouterspan and Saxendrift/Niewejaarskraal located in the Republic of South Africa ("RSA" or "South Africa").

Figure 1. Location of the Holpan/Klipdam, Wouterspan and Saxendrift/Niewejaarskraal Properties

– Page 27 –

Climate and Topography

All of Rockwell’s principal properties are located in central South Africa, an arid semi-arid area with low relief that forms part of the high plateau (or highveld) region. Rainfall is about 200 mm per annum primarily during the summer. Winter temperatures range from 0°C at night time to approximately 14°C during the day; summer daytime temperatures may reach 45°C.

The Holpan/Klipdam Property

Location, Access and Infrastructure

Holpan and Klipdam are adjacent properties that are accounted for separately because VWDG mined at Holpan and Klipdam was mined by Klipdam Mining.

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

Property Description and Ownership

The project is comprised of the Klipdam and Holpan mining properties and the Erf 1 and Erf 2004 prospecting properties. Details are provided in the table below.

Property Name	Area(ha)	Mineral Right	Permit Number	Renewal Date
Remaining extent of Holpan 161	2,370.0518	Mining Right (HCVWD)	Protocol 07/2010	12 April2 020
Remaining extent of Klipdam 157,	1,466.0095	Mining Right (KDMC)	44/2008 CMR	06 December 2022 (This permit is currently under Section 11 cession from Klipdam Mining (Proprietary) Ltd to HCVWD. Submitted on 16 May 2008)
Erf 1, Windsorton	183.8177	Prospecting Right (HCVWD)	1193PR	24 February 2010 Application for renewal accepted at DMR 16/02/2010 In Process
Erf 2004, Windsorton	587.7319	Prospecting Right (Batla Resources)	1787PR	8 April 2015
Erf 2004, Windsorton	374.6630	Prospecting Right (HCVWD)	2131PR	29 August 2013

The surface rights (as well as the land ownership) of the farms Holpan and Klipdam are held by HCVW and Klipdam Mining, respectively. The surface and land rights of Erf 1of Windsorton are held by a third party with whom Rockwell has a land use agreement.

– Page 28 –

Geology

The bedrock in the area consists of ±2,700 million year old Ventersdorp lavas overlain by younger Dwyka tillites and Ecca shales. Overlying these rocks is a series of mostly Cainozoic gravel deposits that have long been mined for their diamond content. Prior to the (Palaeozoic/Mesozoic) Karoo period, the Vaal River cut a network of channels closely approximating the present floodplain. These channels were later utilized by the Dwyka (continental-type) glaciers and were filled with tillites and shales (at ± 280-250 million years). The post-Karoo Vaal River, subsequently, incised into these formations and deposited gravels and large quantities of fine-grained sediments in numerous cycles during the late Cretaceous to the Holocene.

Several levels of terrace development above the present Vaal River have been recognized and subdivided into older terrace deposits and younger gravels. In addition to the development of the primary, fluvial-alluvial deposits, re-working of this material has resulted in the accumulation of extensive Rooikoppie deposits. These deposits represent a derived- gravel and consist mainly of sub-angular to well-rounded and polished siliceous pebbles and reddish-coloured sand. The clastic material is believed to originate from the fluvial alluvial gravel units and consists of chert, agate, jasper, quartzite and vein quartz. Decomposition and winnowing of the less resistant clastic and matrix material has caused substantial concentration of the more durable components, including diamonds. Iron has stained the entire assemblage, giving it a reddish colour (Rooikoppie means ‘Red Gravels on a Hill’). Rooikoppie deposits can be formed during any cycle of landscape formation and any pre-existing deposit may be re-mobilised several times. Consequently, it is possible to have similarly looking Rooikoppie deposits developed across terraces of different ages and in different locations.

The amount of outcrop on Klipdam, Holpan, Erf 2004 and Erf 1 is minimal, because of the mature level of planation of the gravel surface and the introduction of wind-blown sand. Where exposed, the bedrock is generally Ventersdorp lava.

All of the properties are, typically, covered with Rooikoppie gravels which can be underlain by varying thicknesses of fluvial-alluvial deposits, except on Erf 1 and Erf 2004, on which fluvial-alluvial material shave not been identified to date. Much of these deposits are underlain by glacial valley tillites of the Dwyka Group, which have incised into the underlying Ventersdorp lava bedrock. Dolerite dykes are known to intrude the entire sequence.

The Rooikoppie units located on the Klipdam/Holpan properties are mainly colluvial; the downcutting of the Vaal River has resulted in the erosion of pre-existing gravels and their re-distribution across the landscape. Two sub-varieties are recognized where (a) gravel has been deposited on relatively flat, weathered bedrock and (b) the bedrock (Ventersdorp lava) has been deeply weathered to produce large corestones, around which the younger, diamond-bearing gravel has concentrated.

History

Holpan and Klipdam have been the focus of intermittent mining since the early 1900’s and have consistently been known for yielding large diamonds. In historic records, George Beet (1931) discusses the ‘Broderick’ diamond – a perfect Cape white, weighing 412.5 carats (ct).

In 1994, the Van Wyk family began operations on claims on the Holpan property and shortly thereafter Sonora Gold Inc., started operating on an adjacent part of the Holpan property. In 1996, Sonora Gold Inc. acquired Klipdam Mining. Subsequently, in 1999, the company changed its name to Sonora Diamond Corporation. During this time, the Van Wyks also acted as earth-moving contractors to Sonora.

The Van Wyk operations (incorporated in the company HCVW in 2001) were initially small but grew steadily on Holpan, while the Sonora venture stuttered and eventually collapsed. Records show that, subsequent to 2000, HCVW had grown to a sizable operation on Holpan and acquired Sonora Diamonds, thereby expanding the company’s presence on Holpan and Klipdam.

From 1994 to 2005 at Holpan-Klipdam, extensive mining of Rooikoppie and primary gravels took place, as well as drilling and bulk testing. Because the Primary gravels at Holpan-Klipdam are deeply buried, the

– Page 29 –

thickness and distribution of the alluvial gravel deposits have been investigated through systematic percussion drilling. A total of 3,243 boreholes totalling 14,486 m were drilled on the Holpan-Klipdam property between 1994 and 2005.

In March 2006, Rockwell commissioned an independent estimate of the mineral resources for Holpan and Klipdam based on operational statistics, drilling and other sampling completed to that time. Trial mining at the Holpan and Klipdam properties was initiated in January 2006.

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

A double-18 ft rotary pan-plant system is used to process gravels on Klipdam and a Dense Media Separation (DMS) plant was used on Holpan. Processing volumes (Run-of-Mine) on the two plants are approximately 350 tonnes per hour and 380 tonnes per hour (tph), respectively.

Mineral Resources

A total of 4,471 Reverse Circulation (RC) boreholes and prospect pits have been drilled on Klipdam/Holpan, Erf 1 and Erf 2004 for a total depth of 11,412.2 m. The boreholes were drilled on either a detailed 100x50 m or a reconnaissance 100x200 m grid. Drill results are used, primarily, to define the presence of gravel units and to estimate their thicknesses. The boreholes are all vertical and the gravel deposits are horizontal (since they are very young, geologically, and are not affected by large scale tectono-structural upheavals). Therefore, the gravel thicknesses (as determined from drilling) are true thicknesses.

Since regional gravel grades are, typically, less than 0.5 ct/100 m3 and average diamond sizes are typically >1 carat per stone (ct/st), boreholes are not sampled for diamonds. Furthermore, no other minerals or elements that can be assayed are known to show positive (or negative) relationships with diamonds in alluvial deposits. Consequently, borehole samples are not collected for assay, nor are intersections composited.

During February 2009 to November 2010, trial-mining operations were conducted on the Klipdam/Holpan mine. During this period, some 3,177,851 m3 was processed for an average recovered grade of 0.99 ct/100m3. The sale of some 7,547.72 ct from Klipdam and 5,937.46 ct from Holpan through 2010 resulted in a weighted average value of USD1,049/ct for Klipdam and USD1,229/ct for Holpan.

Rockwell has estimated the following Indicated and Inferred resources for the project as at 30 November 2010. They were estimated by Rockwell’s Manager, Resources, G. Norton, (Pr. Sci. Nat.), a qualified person who is not independent of the Company and reviewed by T.R. Marshall, PhD, (Pr. Sci. Nat.), a qualified person who is independent of the Company and is responsible for the estimate.

– Page 30 –

See Cautionary Notes on page 1 about SEC non-recognition of these Resources

Category	Descriptiono f Gravel Resource	Volume*ofGravel (m3 )	Grade# (ct/100m3 )	Value (USD/ct)
Indicated	Holpan Fluvial-alluvial Gravel	517,800	0.95	1,229
Indicated	Holpan Rooikoppie gravel
Indicated	Klipdam Fluvial-alluvial Gravel	989,100	1.21	1,049
Indicated	Klipdam Rooikoppie gravel	1,102,100
Indicated	Erf 2004, Windsorton	404,700	0.63	986

See Cautionary Notes on page 1 about SEC non-recognition of these Resources

Category	Description of Gravel Resource	Volume* of Gravel (m3 )	Grade# (ct/100m3 )	Value (USD/ct)
Inferred	Holpan Fluvial-alluvial Gravel	527,000	0.95	1,229
Inferred	Holpan Rooikoppie gravel
Inferred	Klipdam Fluvial-alluvial Gravel	0	1.21	1,049
Inferred	Klipdam Rooikoppie gravel	949,000
Inferred	Erf 2004, Windsorton	127,000	0.63	986
*	Volumes fully diluted of sampling and mining for the period 2008-Nov 2010 (Totals rounded off to reflect the fact that it is an approximation.)
#	Grade estimated with bottom cut-off stone size at 2mm
#

Resources estimated as at November 30 2010. Subsequent to November 30, 2010, during December 2010 to February 28, 2011, the Company has processed 285,466 m3 . The indicated resources for Holpan are 415,600 m3 grading 0.95ct/100m3 and the indicated resources for Klipdam are 1,907,900 m 3 grading 1.21ct/100m 3 both as of February 28, 2011 after removing production from the resource information noted above.

Rockwell continually reconciles recovered grades with estimated resource grades for all of their deposits and mines. The increasing recovered mine grade in 2010 is a reflection of the fact that, in addition to fluvial-alluvial gravels, only non-sandy colluvial (Rooikoppie) gravels are currently being mined. Further, in comparison with 2009 data, the 2010 resource inventory reflects a significant decrease in resources. As a result of the trial-mining, Rockwell considers that the very sandy gravel (which requires significant modifications to the plant) may never, in fact, be mined and the volume of gravel has been reduced accordingly.

Plans for Fiscal 2012

Trial-mining of the main deposit at the Klipdam-Holpan mine, is planned to continue during the rest of 2011. On-going technical and engineering studies are being conducted so that a decision may be reached regarding whether the sandy colluvial gravels can be processed commercially. Specific budgets for these studies are not required since they are conducted as part of the trial-mining (2011 trial-mining costs are budgeted at ZAR 53.5M for Klipdam and ZAR 52.2M for Holpan).

– Page 31 –

Bulk sampling will continue on Erf 2004 so that diamond grade and value can be estimated with reasonable confidence, so as to allow for the estimation of a resource by the end of calendar 2011. Further, 1,100 pits will be excavated on Erf 1 to increase the confidence in the estimate of the volume in order to estimate a resource for the property. ZAR 60,000 has been budgeted for this exercise (a significant portion of the costs will be absorbed by the current mining budget on Klipdam/Holpan mine.

Due to the lack of encouraging trial-mining results on Holpan, the mine was placed on care and maintenance in May 2011.

The Saxendrift/Kwartelspan Property

Location, Access and Infrastructure

The Saxendrift property is located on the south bank of the Orange River in the Herbert district of the Northern Cape Province, some 50km southwest of Douglas and 160km from Kimberley (Figure 2). The Kwartelspan prospect is located 4 km east of Saxendrift Mine.

A network of high-speed gravel roads and farm tracks provides ingress to all areas of the Saxendrift Mine and prospecting area. Rockwell has built a bridge across the Orange River to allow access between the operations on the south (Saxendrift) and north (Wouterspan) sides of the river. Water for the Saxendrift Mine is pumped from the Orange River. Power is accessed from the national power grid. To deal with power outages, maintenance is scheduled during power outages and a 2 megawatt generator was acquired to run the plant. A backup generator is retained at the administration centre in Barkley West. An unpaved airstrip and helipad are located on the property. A large, national, airport is located at Kimberley. Labour and services are available in Douglas and skilled labour and broader services are available in Kimberley.

Property Description

The Kwartelspan and Kransfontein properties are located east of the Saxendrift.

The following permits are valid for the project:

Property Name	Area (ha)	Mineral Right Holder	Permit Type and Number	Renewal Date
Saxendrift 20 Re/Ptn	1,368.2940	Saxendrift Mine (Proprietary) Ltd	New Order Mining Right 28/2008MR	17 March 2018
Annex Saxendrift 21 Re/Ptn, and Ptn (Ptn 1)
Saxendrift2 0 Re/Ptn	359.0000	Saxendrift Mine (Proprietary) Ltd	New Order Prospecting Right 751/2006(PRC)	29 Nov2 008 (Renewal accepted by DMR 2/9/2008). In progress
Saxendrift 20 Ptn 12, 13, 16, 24, 25	1,873.6898	HC van Wyk Diamonds Ltd	New Order Prospecting Right (NC) 30/5/1/1/2/1284PR	18 June 2010 (Renewal accepted by DMR 25/3/2010). In progress.
Kransfontein 19 Ptn (Ptn 1)	903.6500	Saxendrift Mine	New Order Prospecting Right	11 April 2008 (Renewal accepted by

– Page 32 –

Kwartelspan 25 (Re/Ptn)	(Proprietary) Ltd	210/2006	DMR 23/4/2008). In progress.

Together the Saxendrift properties comprise 5,142.52 hectares. The mining area of Saxendrift Mine constitutes 1,368.17 hectares.

The surface rights to the Saxendrift Mine properties are held by Rockwell. The prospecting properties are owned by third parties with whom land use agreements are negotiated. The prospecting rights on the Kwartelspan Project cover some 903.65 hectares. Both Kwartelspan and Kransfontein properties are co-owned by CEJ van Niekerk, and Rockwell has a surface use agreement with him. A continued payment of a surface use rental by Rockwell has kept the agreement in place while a new agreement is negotiated.

Geology

The Middle Orange River (MOR) displays a meandering channel morphology, best developed in areas underlain by the Dwyka Group. Palaeochannel depositional packages (“terraces”) of the Orange River are preserved at different elevations above the present Orange River bed. The ages of the terraces are younger at lower elevations; the probability of preservation decreases with increasing age and elevation.

The Saxendrift deposit comprises an extensive flat-lying alluvial sequence located on terraces developed on the left bank of the present Orange River, approximately 20-70m above the river. The bedrock is well exposed in the workings and shale and tillite of the Karoo age Dwyka Group are common. The fluvial-alluvial gravels comprise a sequence of (basal) gravels 2-4m thick, overlain by generally less than 5m of variably calcreted sands and silts, and covered by a thin layer of soil and scree. Cobble-sized clasts within the gravels consist mostly of lava and quartzite with significant, if variable, amounts of Banded Iron Formation (BIF), and minor amounts of limestone, tillite, and agate. The matrix is sandy to gritty.

The degree of calcretisation decreases downwards, from hardpan or laminar calcrete at the surface to loosely cemented gravels at depth. The gravels are, generally, not well sorted, and are typical of braided bars that migrate through sections of river channels in response to variable water speed.

History

The Saxendrift area has had a long history of diamond production dating back to the mid 1920’s. An estimated 96,000 carats of diamonds were extracted from the area between 1928 and 1964. Trans Hex commenced exploration and mining in the area in 2000 after a merger with GEM Diamond Mining Limited, which held the mineral rights at that time.

Although TransHex operated in three areas at Saxendrift, one of these – Brakfontein was not acquired by Rockwell. From commissioning to the end of 2005, the Saxendrift Mine produced a total of 76,803 carats; the largest gem quality stone produced was a 216 carat octahedron in 2001. Saxendrift also held the Trans Hex record for the highest dollar per carat price with a 9.22 -carat blue stone that was sold in 2003 for in excess of US$45,000/carat.

The Saxendrift Project was held by THO from 2000 until the sale to Rockwell in 2007/2008. Limited mining production took place up until January 2007.

Mining and Processing

The upper 2-3m of the fluvial-alluvial sequence is calcreted to varying degrees so the sample block needs to be blasted, typically on a 5 m x5m grid, to break up the hard calcrete carapace without damaging diamonds. The broken material is then stripped off using hydraulic excavators. As at Wouterspan, varying depths of calcretisation has meant that some of the upper gravel layers are also highly cemented so the gravels are ripped by one of two bulldozers. The disaggregated material is then loaded by excavator, onto articulated dump trucks and transported to the plant site for further processing.

– Page 33 –

During much of 2008, Rockwell processed gravels through an existing 4 x 16 ft rotary pan plant. A new plant which has a design plant-throughput of 500 tonnes per hour, and recovery through a bank of ten Flowsort machines and an Optical Sorter came on stream in November 2008.

Rockwell re-commissioned an existing small pan plant on the property in the first quarter of fiscal 2009. A new high-volume wet rotary pan plant was constructed during the year and full commissioning took place in the third quarter of fiscal 2009.

Mineral Resources and Mineral Reserves

Rockwell acquired the property in April 2008 and initiated bulk-sampling, with processing through the existing pan-plant. A new 800tph rotary pan plant was built and commissioned during that year. From May 2008 to the end of February 2009 some 2,436.73 carats (ct) were produced from 194,287 m3 of gravels. During the period February 2009 and November 2010 Rockwell carried out a trial-mining programme, excavating 2,398,009 m3 of gravel from terrace A of the Saxendrift deposit. Some 14,073.49 ct were recovered for an average grade of 0.62 ct/100 m3. The excavation of the gravel samples as well as the method of processing and the final recovery of diamonds are, essentially, similar in both the bulk-sampling and trial-mining programmes, except for the volumes processed. The information obtained from the trial-mining operation forms the basis for the pre-feasibility study on the Saxendrift Mine.

The mineral resources at 30 November 2010 were estimated by Rockwell’s Manager, Resources, G. Norton, (Pr. Sci. Nat.), a qualified person who is not independent of the Company and reviewed by Dr. T.R. Marshall, (Pr. Sci. Nat.), a qualified person who is independent of the Company and is responsible for the estimate.

See Cautionary Notes on page 1 about SEC non-recognition of these Resources

MINING AREA	RESOURCE CLASSIFICATION	VOLUME (m³)	GRADE* (ct/100m³)	Value# (USD/ct)
Terrace A	Indicated	4,859,900	0.50	2,029
Terrace B	Indicated	1,774,600	1.15
Total/Average Saxendrift Mine Indicated		6,634,500	0.66	2,029

See Cautionary Notes on page 1 about SEC non-recognition of these Resources

MINING AREA	RESOURCE CLASSIFICATION	VOLUME (m³)	GRADE* (ct/100m³)	Value# (USD/ct)
Terrace A	Inferred	5,400,000	0.50	2,029
Terrace B	Inferred	86,000	0.68
Kwartelspan prospect	Inferred	500,000	1.00
Total/Average Saxendrift Inferred		5,986,000	0.56	2,029

*      At 2mm cut-off
Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Trial-Mining and Pre-Feasibility Study

During 2009/2010 trial-mining was initiated on Saxendrift, as part of a study to determine what portion of the gravel resource could be converted to a reserve. Capital costs of plant and equipment was determined through formal quotations acquired from suppliers. Operational parameters and operating costs were determined both

– Page 34 –

during the bulk-sampling and subsequent trial-mining phases on Saxendrift and from Rockwell's experience on their other operational alluvial diamond mine (Klipdam/Holpan). It is believed that the detail and accuracy of this study is at a pre-feasibility level.

The mine plan involves continued mining on the Saxendrift A terrace during 2011/2012 as well as detailed exploration of the C terrace. The preferred method of mining the alluvial gravels on Saxendrift mine is by means of strip-mining in a shallow, opencast operation. The diamondiferous alluvial gravels are relatively thin, unconsolidated to semi-consolidated, tabular bodies with generally less than 20m overburden and, accordingly, lend themselves to opencast mining methods. The upper 2-3m of the fluvial-alluvial sequence is calcreted to varying degrees – usually to laminar or hardpan levels. As a result, prior to excavation, the sample block needs to be blasted. This has the effect of breaking up the hard calcrete carapace without damaging diamonds. The broken calcrete material is then stripped off using hydraulic excavators. In various areas of the property varying depths of calcretisation has meant that some of the upper gravel layers are also highly cemented. If this material is simply excavated and then loaded, large amounts of calcreted gravel chunks are sent to the plant. Due to the nature of these chunks, unknown numbers of diamonds would be locked up and lost to the recovery system. However, in order to mitigate against this problem, prior to excavation, the gravels are ripped by a bulldozer which effectively liberates the gravels (and the diamonds) from the calcrete matrix. The disaggregated material is then loaded by excavator, onto articulated dump trucks (ADT’s) and transported to the screening plant where some 23% of the gravel is removed (mostly sand).

The processing plant, which was commissioned in late 2008, is comprised of four scrubbers followed by four 18 ft rotary pan-plants and has a design plant-throughput of 800tph. With an expected annual treatment of 1, 800,000m3 some 9,000ct of diamonds are expected to be recovered through a bank of ten FlowSort machines and an electronic grease table, as well as final hand-sort in a glove-box under secure conditions. Access to all areas of the final recovery is controlled and monitored by protection personnel while closed circuit television (“CCTV”) is installed. A minimum of two Rockwell personnel are present whenever diamonds are sorted. Quality assurance/quality control (“QA/QC”) is maintained through the use of tracers – both bort diamonds (supplied by Steinmetz) and ceramic balls. These tracers are introduced into different parts of the plant to ensure optimum diamond recovery. Fluorescent slingshot tracers and bort diamonds are used to continuously test for maximum equipment performance. Daily, 20 tracers are inserted into each FlowSort machine. Recoveries are monitored and problems with tracer recoveries are reported immediately to the plant superintendent who deals with the matter directly.

On the basis of the trial-mining on terrace A and subsequent pre-feasibility study, the following probable mineral reserves were estimated for the Saxendrift Mine. These probable reserves are included within the indicated mineral resources in the table above.

MINING AREA	RESERVE CLASSIFICATION	VOLUME (m³)	GRADE* (ct/100m³)	CARATS	Value# (USD/ct)
Total/Average Saxendrift Mine Probable Reserve (Terrace A)		4,859,900	0.50	24,299	2,029
*	At 2mm bottom (diamond size) cut-off
*
This mineral reserve is as at November 30 2010 is included in the mineral resources in the previous table. Subsequent to November 30, 2010 during December 2010 to February 28, 2011, the Company has processed 289,540 m3 , so the probable reserve at year end is 4,570,400 m3 grading 0.5 ct/100 m3 .

The life-of-mine, based on these Probable Reserves, at the proposed rate of mining of 150,000m3/month, is estimated at 2.7 years. Operating costs have been budgeted at ZAR 7.5M/month. All of the significant capital expenditures were made to establish the processing plant and mine fleet for trial mining. As a result, no additional capital expenditure has been budgeted for the outstanding life of mine. Only minor sustaining capital may be required and this expenditure is approved by the Board on an annual basis.

The key parameters and their results are tabulated below:

– Page 35 –

Key Parameters	Key Results
Average sales value (2011)	USD 2,029/ct
Proposed monthly throughput	150,000m3
Proposed mine life (reserves only)	2.7
Operating Costs (2011)	ZAR 43/m3
Mining Royalties	0.5-7%
Capex required to bring mine into production	N/A
Earth moving fleet budget	N/A
Tax	28%
Net Present Vales (NPV) (reserves only)
10% 16% 19%	ZAR 85,145,873 ZAR 72,007,705 ZAR 66,457,596

A discounted cash flow was developed on the basis of the reserves only at discounted at values of 10, 16 and 19%. The diamond price was escalated by 10% per year from the average value of USD2029 received from sales from trial mining over the past fiscal year. The results in Rand are presented in the table below. The NPV at 16% discount rate is USD 10.4 million. There is no IRR value because the capital expenditures have already been made.

The cash-flow is based upon probable reserves only. However, the opportunity exists, through further planned work to convert the remaining Indicated Resources to Probable Reserves over the short term and the Inferred Resources to higher categories over the longer term that has excellent potential to extend the mine life of the project.

Plans for Fiscal 2012

During fiscal 2012 (calendar 2011), Rockwell will continue to mine gravels from the A terrace on Saxendrift mine. In addition, it is planned to complete 1,120 drill holes on terrace C and the area to the south of the A terrace currently being mined. This drilling will be split over the next two years – so, only 560 holes (some 15 m/hole to a total of some 8,400 m) are planned. Advancement to the subsequent phase of prospecting is contingent upon positive results. No prospecting is currently planned for Kwartelspan. Total exploration drilling costs have been budgeted at ZAR 4M for the program.

The Wouterspan Property

Location, Access and Infrastructure

The Wouterspan Property is located on the northern bank of the Orange River, about 100 km west of Douglas in the Northern Cape Province, South Africa.

The area has ready access to good infrastructure. Water is available from the Orange River. The property is directly linked to an all-weather gravel road. It is approximately 160 km from the town of Kimberley, where comprehensive back up services for mining, spares and other supplies are available.

Wouterspan is situated on the edge of the Karoo, an arid semi desert that forms part of the high plateau (or highveld) of South Africa. Rainfall is about 200 mm per annum primarily during the summer. Winter temperatures range from 0°C at night time to approximately 14°C during the day; summer daytime temperatures may reach 45°C.

– Page 36 –

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

Property Description and Ownership

The Wouterspan project is comprised of the following individual portions of the farm Lanyonvale 376.

Property	Size (ha)	Number	Validity
Portion 16, portion of Portion 9	188.7926	HCVWD New Order Mining Right (NC)30/5/1/2/2/0208 MR	An application (208MR) to convert to a Mining Right, along with the consolidation of all the Wouterspan permits, was granted on 25 January 2010 but has not yet been executed
Portion 14 (Stofdraai) Remainder of Portion 9 (Wouter)	1,640.6412 1,369.9544
Portion 16 (portion of portion 9)	240.4480
Remainder of Portion 18 (portion of Portion 10)	271,5347
Portion 7 Portion 11 (DeHoek)	1,628,9209 1,288,5227
Surveyed Portion of Remainder of Portion 9 (Wouter)	780.61	New Order Prospecting Right Protocol 65/2006 (Okapi Diamonds CC)	Section 11 cession not yet finalised. This portion will then be incorporated into the HCVWD Mining right

Geology

The geology is similar to that at the Saxendrift property (see description above).

History

The first diamond discovered in South Africa was about 75 km upstream of Wouterspan on the MOR, and led to the rapid proliferation of small-scale artisanal mining activities.

Early mining concentrated on the surface deflation deposits, known as Rooikoppie gravels. Rooikoppie gravels were mined extensively between Douglas and Prieska from 1926 to 1936 and again during 1943 to 1945.

The MOR had not seen much prospecting and mining activity since that time because large areas are covered by a very hard layer of calcrete, which limits access to the underlying gravel horizons; and the gravels contain a high percentage of banded ironstone clasts, which makes the treatment and concentration of the gravels technically difficult when using the traditional pan plant processes. The mining problem of the MOR was solved by the use of blasting and heavy earthmoving equipment to rip and remove the hard calcrete-silcrete layer. This new technology has resulted in the area being effectively explored and mined for the first time. Exploration drilling, bulk sampling and trial mining took place between 2005 and 2008.

Mining and Processing

– Page 37 –

The mine has been on care and maintenance since November 2008. Since the upper 2-3m of the fluvial-alluvial sequence is calcreted to varying degrees, the sample blocks need to be blasted, typically on a 5 m x5m grid, to break up the hard calcrete carapace. Historically, the broken material was then stripped off using hydraulic excavators. Varying depths of calcretisation has meant that some of the upper gravel layers are also highly cemented so the gravels have been ripped by one of two bulldozers. The disaggregated material was then loaded by excavator, onto articulated dump trucks and transported to the plant site for further processing. Twelve 16-ft rotary pan plants have been used to process gravels at Wouterspan, with a combined processing capacity of 312 tonnes per hour. Once processed, the concentrate is sent to the seven Flowsort recovery units on a vibrating belt. The Flowsort units separate the concentrate into various size fractions, which are all captured and placed in a twin-locked box before being hand-sorted in a glove box. All steps in the final recovery, as well as access to the final recovery area, were monitored by a Closed Circuit Television unit. At least two Rockwell personnel are present whenever diamonds are sorted.

During the period March - November 2008 (last period of trial mining at Wouterspan), some 100,000 m3 of Rooikoppie and 452,293 m3 of calcreted fluvial-alluvial gravel for a total of 552,293 m3 was processed to recover 3,896.42 ct at an average grade of 0.70 ct/100m3.

Mineral Resources

The resource statement for Wouterspan reflects the situation as at 30 November 2010. Note that no production has taken place on this mine since end November 2008 when the mine was put on Care & Maintenance. The volumes and grades reflect the bulk-sampling and trial-mining data up to that time. The diamond value given in the statement is the average received for +5,500 of diamonds sold from the adjacent (across the river) Saxendrift mine during FY/2010. Since this does not represent a parcel derived from the Wouterspan mine itself, the confidence level on this estimate is not as high as it would be after the recovery of 3,000-5,000 ct from the mine. This figure will be adjusted accordingly, once the mine is re-commissioned. Historically, diamond characteristics and, therefore, diamond values, have been similar for the Wouterspan and Saxendrift mines. In reality, all the Middle Orange River deposits share similar diamond characteristics and values. Consequently it is deemed appropriate to use current sales values from the Saxendrift mine as an indicator of value for Wouterspan.

These mineral resources were estimated by Rockwell’s Manager, Resources, G. A. Norton, (Pr. Sci. Nat.), a qualified person and reviewed by T.R. Marshall, PhD, (Pr. Sci. Nat.), a qualified person who is independent of the Company and is responsible for the estimate.

– Page 38 –

See Cautionary Notes on page 1 about SEC non-recognition of these Resources

Category	Gravel Description	Volume (m3 )	Ave Grade (ct/100m3 )*	Ave Value (USD/ct)
Indicated	Rooikoppie	714,400	0.70	2,029
Indicated	Fluvial-alluvial	4,311,100
Indicated	TOTAL	5,025,500	0.70	2,029

See Cautionary Notes on page 1 about SEC non-recognition of these Resources

Category	Gravel Description	Volume (m3 )!	Ave Grade (ct/100m3 )*	Ave Value (USD/ct)
Inferred	Rooikoppie	5,911,000	0.70	2,029
Inferred	Fluvial-alluvial	31,863,000
Inferred	TOTAL	37,774,000	0.70	2,029

*At a bottom cut-off of 2 mm (based on the average grade of the total sample mined to date)
“Total” figures are rounded off
Mineral resources that are not mineral reserves do not have demonstrated economic viability.

In addition to these estimated resources, a further +400ha of terrace area had also been identified as exploration target for further prospecting.

Preliminary Assessment

During fiscal 2011, Rockwell has proceeded with plans to complete trial-mining and a pre-feasibility study once the mine is re-commissioned. The Company also completed a preliminary assessment of the project based on the indicated and inferred mineral resources above and the plans to rebuild the processing plant.

The assessment is preliminary in nature, and includes inferred mineral that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

Work done to date on the adjacent (across the river) Saxendrift mine indicate that the entire sedimentary profile should be excavated and processed – although this has the effect of decreasing the overall recovered grade, the life of mine is significantly increased. Excavation of the gravels is not planned to change from the standard techniques applied on all of Rockwell's alluvial diamond mines – excavation by hydraulic excavator followed by transport of gravel to the plant site in dump trucks.

The proposed processing plant will be a high-volume, low-cost plant, specifically designed to deal with the peculiarities of the gravels being processed. The plant will comprise 8 (or 12) 18’ rotary pan plants and trial-mining will investigate the efficiency of sending selected size fractions to selected pans, namely +2-6mm, -6-12mm and +12-32mm. This is expected to greatly improve the recovery efficiencies of the pans. The plant is planned to be automated to the extent that optimal production, along with minimal downtime and maintenance, can be attained. The mine plan has been developed to achieve at throughput at some 340,000m3/month.

– Page 39 –

Key results of the preliminary assessment are summarized below:

Key Parameters
Average sales value	USD 2,029/ct
Proposed monthly throughput	340,000m3
Proposed mine life	10
Operating Costs	ZAR 5.2/month
Mining Royalties	0.5-7%*
Capital cost	ZAR 122,000,000
Tax	28%
Key Results
	Base Case	10% Escalated Price
Internal Rate of Return (IRR)	101%	135%
Net Present Value (NPV) at discount rates of:
15%	ZAR 482,000,000	ZAR 1,990,000,000
20%	ZAR 363,000,000	ZAR 885,000,000
25%	ZAR 279,000,000	ZAR 667,000,000

*Royalties vary according to the profitability of the mining company, subject to a minimum rate of 0.5%  and maximum rate 7.0%  for diamonds.

The cash flows have been done at a static diamond price as a base case (USD2,029 received from the sales at the nearby Saxendrift mine during the most recently ended fiscal year) and an escalated diamond price (alternate case) increased by 10% per year from the static price, and the results are presented at discount rates of 15, 20 and 25% in Rand the table above. The study determined the net present value of the project for the alternate case at a 20% discount rate is USD128 million with an internal rate of return of 135%.

The Niewejaarskraal Property

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

– Page 40 –

Property Description

The following permits are valid for the project:

Property Name	Area (ha)	Mineral Right	Permit Number	Renewal Date
Niewejaarskraal 40 Ptn (Ptn6)	1766.390	New Order Mining Right	22/2006(MR) NIEWEJAARSKRAAL MR	MR Conversion Granted 12/04/06- valid until 11/04/16
Niewejaarskraal 40 Ptn (Ptn4)
Niewejaarskraal 40 Ptn (Ptn2)
Viegulands Puts 39 PtnRe/farm
Viegulands Puts 39 Ptn Re/farm	324.105	New Order Prospecting Right	(NC)30/5/1/1/2/465PR 100/2007 (PR)	Granted 30/11/06- 29/11/08 Renewal was submitted 09/09/08 Renewal accepted 22/09/08
Niewejaarskraal 40 Ptn (Ptn6)	995.200	New Order Prospecting Right	(NC)30/5/1/1/2/209PR 214/2007( PR)	Granted.30/11/06- 29/11/08 Renewal Submitted 09/09/08 Renewal accepted 22/09/08

Geology

The geology is similar to that at the Saxendrift property (see description above).

History

Trans Hex began development of the Niewejaarskraal Mine with a bulk-sampling program in mid-2001. A Dense Medium Plant (“DMS”) plant was erected on site and full-scale production commenced in April 2002. This operation was suspended in late 2006.

THO began trial-mining in 2001 and full-scale operations at Niewejaarskraal in August 2002. Between then and December 2005, when the operation was put on Care & Maintenance, a total of 0.76Mm3 gravel was mined, and 0.8 Mt processed through the Niewejaarskraal Dense Media Separation plant at an average recovered grade of 1.26ct/100m 3 (Venmyn, 2006). Work by Rockwell on the neighbouring Saxendrift mine resulted in increased diamond recoveries. As a result, the expected average grade increased from 0.8ct/100m 3 to an average of 1.3ct/100m 3. It is, similarly, expected that the same improvements in diamond recovery will be applied to the Niewejaarskraal operation and result in increased grades. However, until a sufficiently large volume of gravel has been processed by Rockwell the existing TransHex operations (“THO”) grades of 0.84ct/100m 3 will be applied to all the resources identified on Niewejaarskraal.

– Page 41 –

A total of 8,456 carats was recovered (by THO) from Niewejaarskraal (terrace A Rooikoppie gravels) during the period from mid-2001 to 2005 and sold on the open market. The recovered prices averaged USD1,375/ct (Venmyn, 2006). During the same time period, the average price received for diamonds from Terrace A on Saxendrift was USD1,404/ct and from Terrace B was USD 1,327/ct (Venmyn, 2007). These figures correlate well with the Niewejaarskraal data, as would be expected from similar terraces on nearby properties. Rockwell acquired the property in April 2008, subject to cessation rights from the DME which were acquired in February 2009. Data from the project was compiled and re-assessed in fiscal 2009 (see Estimates of Mineralization below). No work was carried out in fiscal 2010 or 2011.

Mineral Resources

During 2008, Rockwell reprocessed the TransHex drilling data and re-estimated the resources. The entire resource estimate was also re-classified as “Inferred” due to the lack of confidence in the original data – due primarily to the length of time lapsed since the last diamond valuation and the improvements made in diamond processing/recovery procedures which will change the available diamond grade values.

Based on the criteria described above, the Inferred resources (volume) present on Niewejaarskraal (Terraces A and B) were estimated (February 28, 2009). These figures represent volumes available in the ground, fully depleted of material removed by THO. The mineral resources at were estimated by Rockwell’s Manager, Resources, G. A. Norton, Pr. Sci. Nat), a qualified person who is not independent of the Company and reviewed by Dr. T. R. Marshall, Pr. Sci. Nat), a qualified person who is independent of the Company and is responsible for the estimate.

Since no processing has taken place on Niewejaarskraal in the period 2009-2010, the resource volume and grade figures remain unchanged as at 30 November 2010. However, during FY2010, Rockwell sold +5,500ct of diamonds from the adjacent Saxendrift mine on the open market for USD2,029/ct. Until a reasonable parcel of stones have been recovered from the Niewejaarskraal mine and sold, this value will be accepted at an Inferred resource classification level.

See Cautionary Notes on page 1 about SEC non-recognition of these Resources

CATEGORY	MINING AREA	GRAVEL TYPE	Volume(m3)	Grade (ct/100m3)	Value (USD/ct)
Inferred	TerraceA	Fluvial-alluvial Rooikoppie	11,831,500 1,840,000	0.84	2,029
Inferred	TerraceB	Fluvial-alluvial Rooikoppie	5,990,000 969,000	0.84	2,029
Inferred	Total		20,630,500	0.84	2,029

* value received through the sale of +5,500ct from the Saxendrift Mine. Historically, diamond characteristics and, therefore, diamond values, have been similar for the Niewejaarskraal and Saxendrift mines. Inreality, all the Middle Orange River deposits share similar diamond characteristics and values. Consequently it is deemed appropriate to use current sales values from the Saxendrift mine as an indicator of value for Niewejaarskraal.
Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Additional target areas are located on Terrace C. In addition, other areas have been identified that potentially host terraces A, B, and C that are targets for future geophysical and drilling surveys. All exploration programs in these areas have, however, been deferred until the mine is re-commissioned.

During 2009/2010 Rockwell has proceeded with plans to complete trial-mining and other studies. Work done to date on the adjacent Saxendrift mine indicate that the entire sedimentary profile should be excavated and processed – although this has the effect of decreasing the overall recovered grade, the life of mine is significantly increased. Excavation of the gravels is not planned to change from the standard techniques

– Page 42 –

applied on all of Rockwell's alluvial diamond mines – excavation by hydraulic excavator followed by transport of gravel to the plant site in dump trucks.

Preliminary Assessment

A preliminary economic assessmentwas done based on the Inferred Resources tabulated above for the Niewejaarskraal Project. Under these circumstances, however, it is fundamental to appreciate that the assessment is preliminary in nature, that it includes inferred mineral that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

A plant similar to that at the Saxendrift and Wouterspan mines would be constructed at a capital cost of ZAR130M. The earthmoving fleet would be accessed from other operations. The estimated operating cost of ZAR45/m. At a proposed 340,000 m3/month at full production, the preliminary estimation of mine life is 6 years. The key parameters and results are tabulated below:

Key Parameters
Average sales value	USD 2,029/ct
Proposed monthly throughput	340,000m3
Proposed mine life (inferred resources	6years
Operating Costs	ZAR 45/m3
Mining Royalties	0.5-7%
Capex required to bring mine into production	ZAR 130,000,000
Earth moving fleet budget	N/A
Tax	28%
Key Results
	Base Case	10% Price Escalation
Internal Rate of Return (IRR)	123%	183%
Net Present Value (NPV) at discount values of:
15%	ZAR 450,000,000	ZAR 1,067,000,000
20%	ZAR 369,000,000	ZAR 869,000,000
25%	ZAR 304,000,000	ZAR 715,000,000

The cash flows have been done at a static diamond price as a base case (USD2,029 received from the sales at the nearby Saxendrift mine during the most recently ended fiscal year) and an escalated diamond price (alternate case) increased by 10% per year from the static price. Results are presented in Rand the table above at discount rates of 15, 20 and 25%. The study determined the net present value of the project for the alternate case at a 20% discount rate is USD125.9 million with an internal rate of return of 183%.

CAUTIONARY NOTE TO INVESTORS CONCERNING PRELIMINARY ASSESSMENT

All information contained in this annual report relating to the contents of the Preliminary Assessment on the Niewejaarskraal property included for several of the Company’s properties, including but not limited to statements of the project's potential and information under the headings "Key Parameters and Results" are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. The Preliminary Assessment was prepared to broadly quantify the project's capital and operating cost parameters and to provide guidance on the type and scale of future project engineering and development work that will be needed to ultimately define the project's likelihood of feasibility and optimal

– Page 43 –

production rate. It was not prepared to be used as a valuation of the project nor should it be considered to be a pre-feasibility study.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the Preliminary Assessment and the ultimate feasibility of the project. The mineralized material is currently classified as Indicated and Inferred resources. Although Indicated and Inferred resources were used in the conceptual production plan, these are not mineral reserves. Final feasibility work has not been done to confirm the mine design, mining methods, and processing methods assumed in the Preliminary Assessment. Final feasibility could determine that the assumed mine design, mining methods, and assumed processing rates are not correct. Cost estimates have been developed in part based on the expertise of the individuals participating in the preparation of the Preliminary Assessment and on costs at projects believed to be comparable. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those contained in the Preliminary Assessment. There can be no assurance that mining can be conducted at the rates and grades assumed in the Preliminary Assessment. The Preliminary Assessment assumes specified prices levels for diamonds. Historically, diamond prices have been volatile, and the Company has no control of or influence on the prices, which is determined in international markets. There can be no assurance that the diamond prices will continue at current levels or that they will not decline below the prices assumed in the Preliminary Assessment. The project will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value of the projects. Other general risks include those ordinary to large construction projects including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.

Plans for Fiscal 2012

Ongoing review and updating of resources based on production will be done by existing Rockwell staff (specifically G Norton, Rockwell’s Mineral Resource Manager) and the independent QP, as necessary. Since Rockwell has large amounts of existing drill data that it acquired from TransHex, much of which still requires on-going and further rigorous analysis and integration with mining results, no new drilling programmes have been planned for this property for the fiscal 2012. Before any new drilling is planned and budgeted for on Niewejaarskraal, Rockwell staff will complete supplementary field work, geological mapping, and internal reinterpretation of existing data. No additional costs have been budgeted for fiscal 2012 for this exercise as it will take place within Rockwell’s existing M&A budgets.

The Trisano Property, South Africa

On March 11, 2010, Rockwell announced that it had signed a term sheet with Etruscan Diamonds Limited (“Etruscan”) whereby the Company proposed to purchase Etruscan’s Blue Gum (Tirisano) diamond operation in the Ventersdorp region, South Africa. The acquisition is for 74% of the operation with the balance owned pursuant to South Africa’s Black Economic Empowerment regime. The price to be paid to Etruscan is an amount not exceeding ZAR 33.5 million (approximately $4.65 million) payable in pre-consolidation common shares of the Company valued at $0.068 each. The Company will also assume certain non-material property maintenance obligations effective immediately and other financial obligations upon completion of the acquisition.

Two conditions precedent remained at the Company’s fiscal year end, which now have been completed. The first was the Section-11 cession by the Department of Mineral Resources (“DMR”), allowing Rockwell to take ownership of the mining rights. The cession was received on August 5 2011. The other was the restructuring of the senior debt provided by the Industrial Development Corporation of South Africa Limited when the Tirisano mine was first developed, which was completed in July 2011.

Property Description, Location and Access

The property is located some 35 km due north of the town of Ventersdorp, in the Northwest Province of South Africa approximately 150 km west of Johannesburg. It easily accessed via a network of regional tarred and gravel roads, as well as farm tracks on the mine property. From the Ventersdorp office, the mine is 30 km distant on a 25 km tarred and 5 km gravel road. Ventersdorp is 64 km from Klerksdorp and 50 km from Potchefstroom, the major population centres in the NorthWest Province and some 100 km from Johannesburg.

– Page 44 –

The Tirisano property covers mineral concessions totalling 10,805.57 ha summarised in the table below:

Property	Portion	MineralRight
Nooitgedacht	Portions 1, 2, 3, 5, 7, 8, 9, 11, R/Efarm	MiningRight,2/2008 NW30/5/1/2/2/345MP
Hartbeestlaagte	1,2,3,Re/farm,Deproclaimed
Zwartrand	Various

History

The total reported production from these diamond fields from 1904-1984 is estimated at 14.4 million carats, which would have a present day value of over USD 5 Billion. Mining from the Tirisano project, by open cast methods has taken place from 2002 – 2008 (intermittent prospecting and bulk-sampling activities have been taking place since 1979).

The Tirisano Project is a past producer that has been on care and maintenance since 2008.

Geology

Tirisano occurs in a karst environment. Gravel deposition is related to periodic subsidence which has taken place since at least the Mesozoic period, resulting in the build-up of a very thick sequence. The diamondiferous deposits range from thin tabular horizons to thick (+60 metres) units, infilling palaeokarst hollows and sinkholes. The preferred extraction method is open cast mining.

Mineral Resources

The Blue Gum alluvial diamond deposit hosts the following mineral resources as estimated at October 2009.

See Cautionary Notes on page 1 about SEC non-recognition of these Resources

Category	Volume (m3 )	Grade (ct/100m3 )	Value (USD/ct)
IndicatedResources	25,279,800	2.37	606

See Cautionary Notes on page 1 about SEC non-recognition of these Resources

Category	Volume (m3 )	Grade (ct/100m3 )	Value (USD/ct)
InferredResources	15,334,000	2.37	606

Note: Mineral Resources which are not Mineral Reserves have no demonstrated economic viability

Recent Work

Rockwell commissioned mineralogical and metallurgical studies to determine the most effective methods for processing clay-rich gravels within the sequence that can cause recovery inefficiencies. The processing facility, currently under construction, consists of eight 16-foot rotary pans with a front end designed to break down the clay units. Since no diamonds have recently been sold from the Tirisano mine, the early 2008 value of USD606 carat has been applied for the base case; however, diamond sales values rom the district are in the USD700 per carat range, and can be expected during 2011. A throughput of 180,000 cubic metres per month is planned.

An 180,000 cubic meters (m3) per month (324,000 tonnes) production facility at the site is being completely rebuilt. To date, a total of $5.8 million has been invested, using funds raised in the market in March 2010 as

– Page 45 –

well as operational cash generated from the Northern Cape Operations. Construction started in May 2010. Upon completion in the third quarter of fiscal 2012, the new plant will comprise of four production streams, each with a monthly capacity of 45,000 m3 (81,000 tonnes) which can be run independently. It is being completed in-house, using existing plant and machinery which was redeployed from Rockwell’s Wouterspan and other Northern Cape mines.

The first line, which was recently commissioned, is being fine-tuned by processing the stockpiles left by the previous operators on the Tirisano mine. The objective is to reprocess the four 400,000 m3 stockpile at the mine and then to proceed with mining the shallow upper gravel layer of the deposit. Rockwell, assisted by consultants from SRK South Africa that conducted the geotechnical study, plans to complete a redesign and a new detailed mine plan.

Preliminary Assessment

Rockwell commissioned a preliminary assessment of the Tirisano project in the latter part of fiscal 2011. The preliminary assessment was based on the October 2009 indicated and inferred mineral resource estimates and includes the capital cost of the updates to the processing plant described above. The assessment is preliminary in nature, and includes inferred mineral that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

Key results are tabulated below:

Key Parameters
Average sales value	USD 606/ct
Proposed monthly throughput	180,000m3
Proposed mine life	18.8years
Operating Costs	ZAR 49/m3
Mining Royalties	0.5-7%*
Capex required to bring mine into production	ZAR 73,000,000
Earth moving fleet budget	N/A
Tax	28%
Key Results
	Base Case	10% Price Escalation
Internal Rate of Return (IRR)	59%	83%
Net Present Value (NPV)at discount values of:
15%	ZAR 223,000,000	ZAR 1,084,000,000
20%	ZAR 153,000,000	ZAR 645,000,000
25%	ZAR 105,000,000	ZAR 406,000,000

*varies with profitability of the company

At a proposed 180,000 cubic metres per month throughput, the preliminary estimation of mine life is 11.7 years, based on indicated mineral resources only. An additional 7.1 years may be added if inferred mineral resources are included, resulting in a total expected mine life of 18.8 years.

The cash flows have been done at a static diamond price as the base case (USD606/ct - price received from sales in the most recent production in 2008) and an escalated diamond price (alternate case) of 10% per year from the static price, and the results are presented in Rand the table above. The NPV of the Tirisano project for the alternate case at a discount rate of 20% is USD93.5 million with an internal rate of return of 83%.

T. Marshall, PhD, PrScNat, an independent qualified person, is responsible for the preliminary assessment and the resource estimate.

– Page 46 –

CAUTIONARY NOTE TO INVESTORS CONCERNING PRELIMINARY ASSESSMENT

All information contained in this annual report relating to the contents of the Preliminary Assessment on the Trisano property included for several of the Company’s properties, including but not limited to statements of the project's potential and information under the headings "Key Parameters and Results" are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. The Preliminary Assessment was prepared to broadly quantify the project's capital and operating cost parameters and to provide guidance on the type and scale of future project engineering and development work that will be needed to ultimately define the project's likelihood of feasibility and optimal production rate. It was not prepared to be used as a valuation of the project nor should it be considered to be a pre-feasibility study.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the Preliminary Assessment and the ultimate feasibility of the project. The mineralized material is currently classified as Indicated and Inferred resources. Although Indicated and Inferred resources were used in the conceptual production plan, these are not mineral reserves. Final feasibility work has not been done to confirm the mine design, mining methods, and processing methods assumed in the Preliminary Assessment. Final feasibility could determine that the assumed mine design, mining methods, and assumed processing rates are not correct. Cost estimates have been developed in part based on the expertise of the individuals participating in the preparation of the Preliminary Assessment and on costs at projects believed to be comparable. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those contained in the Preliminary Assessment. There can be no assurance that mining can be conducted at the rates and grades assumed in the Preliminary Assessment. The Preliminary Assessment assumes specified prices levels for diamonds. Historically, diamond prices have been volatile, and the Company has no control of or influence on the prices, which is determined in international markets. There can be no assurance that the diamond prices will continue at current levels or that they will not decline below the prices assumed in the Preliminary Assessment. The project will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value of the projects. Other general risks include those ordinary to large construction projects including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.

ITEM 4A       UNRESOLVED STAFF COMMENTS

Not applicable.

– Page 47 –

ITEM 5.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of Rockwell's financial condition and results of operations for the fiscal years ended February 28, 2011, February 28, 2010 and February 28, 2009 should be read in conjunction with the Company's consolidated financial statements and related notes included in this Annual Report on Form 20-F. The consolidated financial statements included in this Annual Report on Form 20-F were prepared in accordance with Canadian GAAP. For a reconciliation of the Canadian GAAP to US GAAP, see note 17 to the consolidated financial statements.

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

The accompanying consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles (''Canadian GAAP''). The going concern basis of presentation assumes that Rockwell will continue in operation for the foreseeable future and will be able to realise its assets and discharge its liabilities and commitments in the normal course of business.

For the year ended February 28, 2011, the Company incurred consolidated losses of $5.1 million and has incurred accumulated losses to date of $54.1 million

In fiscal 2011, diamond prices have increased gradually from US$1,010 for fiscal 2010 to US$1,365 for the year ending February 28, 2011, with an average fourth quarter sales value of US$1,430.

At February 28, 2011, the Company’s current assets exceeded its current liabilities by $4.2 million and the Company’s total assets exceeded its total liabilities by $83.2 million. The Company has forecasted its cash flows for the fiscal years 2012 and 2013 and these forecasts indicate that the Company will continue as a going concern. The forecasts assume the plant operating at 85% of capacity, prices remaining at current levels and the South African Rand remaining at current levels relative to the United States and Canadian Dollars.

On the performance of the last quarters, the operations made a positive contribution towards the cashflow. This is not sufficient to fund to planned capital projects at Wouterspan and Tirisano. These expansion projects will be funded by means of a planned private placement.

Based on the Company’s cash resources (assuming the completion of the Daboll Financing- See Related Party Transactions) and the above forecasts, the Company has sufficient working capital and reserves to maintain operations. Accordingly, the financial statements have been prepared on the basis of accounting policies applicable to a going concern. Future events beyond the Company’s control may change the Company’s ability to continue as a going concern. If the going concern concept was no longer appropriate, significant adjustments would be required to the carrying value of assets and liabilities and would be recorded at that time.

– Page 48 –

Critical Accounting Policies

The Company's significant accounting policies are presented in note 3 of the accompanying audited consolidated financial statements for the year ended February 28, 2011. A reconciliation of material measurement differences between these principles and accounting principles generally accepted in the United States is shown in note 17. The preparation of consolidated financial statements in conformity with Canadian and US generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company evaluates its estimates on an ongoing basis and bases them on various assumptions that are believed to be reasonable under the circumstances. The Company's estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Such estimates and assumptions include the estimation of mineral resources and reserves, the carrying values of mineral properties, the carrying values of property, plant and equipment, the assumptions used in determining the reclamation obligation, and the valuation of stock-based compensation expense.

A.          Operating Results

Rockwell's annual and quarterly operating results are primarily affected by the level of operations activity associated with its mineral property interests. Economic factors such as foreign exchange fluctuations, mineral prices and regulatory development may also affect the Company's operating results and the volatility of the trading price of its common stock. To management's knowledge, there are no governmental, economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the Company's operations that are not disclosed in this Annual Report. Inflationary factors have not had a material impact on the Company's operating results for fiscal 2011, 2010 or 2009. The Company's financial position and results of operations are summarized below:

– Page 49 –

	As at	As at	As at
Consolidated Balance Sheets	February 28, 2011	February 28, 2010	February 28, 2009
Current assets	12,858,410	11,875,714	15,099,971
Mineral property interest	29,565,304	30,850,998	28,894,477
Other assets	67,760,000	62,516,674	62,367,968
Total assets	110,183,714	105,243,386	106,362,416

Current liabilities	8,620,783	11,577,472	14,462,800
Other liabilities and non-controlling interest	19,004,617	16,471,823	21,478,590
Shareholders’ equity	82,558,314	77,194,091	70,421,026
Total liabilities and shareholders’ equity	110,183,714	105,243,386	106,362,416

	Year ended	Year ended	Year ended
Consolidated Statements of Operations and	February 28, 2011	February 28, 2010	February 28, 2009
Comprehensive Loss
Revenue	42,507,747	29,776,933	34,330,078
Cost of rough diamonds sales	(28,079,696)	(23,790,340)	(25,113,363)
Amortisation and depletion	(10,407,037)	(9,545,727)	(11,287,197)
Operating profit (loss)	4,021,014	(3,559,134)	(2,070,482)
Expenses
Net reclamation obligation recognized (utilized)	1,809	(394,409)	1,072,389
Exploration	49,184	97,805	498,739
Foreign exchange loss (gain)	1,381	483,902	(350,485)
Legal, accounting and audit	1,211,186	1,389,272	1,863,261
Office and administration	3,428,769	3,367,240	3,380,710
Directors fees	186,667	44,750	108,750
Shareholder communications	185,490	506,482	453,489
Stock-based compensation	884,886	335,358	1,834,422
Travel and conference	433,636	194,544	605,812
Transfer agent filings	99,416	246,866	250,878
Subtotal	6,482,424	7,148,151	9,717,965

Loss on disposal of equipment	296,510	36,720	364,918
Loss on disposal or write down of mineral properties	–	657,634	203,339
Interest income	(101,953)	(466,688)	(2,672,021)
Interest on capital lease obligations	119,286	969,530	1,592,001
Interest expense	329,717	576,272	3,009,680
Fair value adjustment to investments held	31,920	–	–
Other income	(193,157)	(513,338)	(303,399)
Share of profit from equity accounted associate	(34,396)	–	–
Write down of property plant & equipment	284,696	23,862	2,590,958
Write-off of receivables	–	167,414	291,063
Subtotal	732,623	1,451,406	5,076,539

Loss before income taxes	3,194,033	11,282,350	16,864,986
Income tax expense	–	18,946	7,000
Future income tax (recovery) expense	2,021,000	(2,645,000)	(3,347,000)
Loss before non-controlling interest	5,215,033	8,656,296	13,524,986
Non-controlling interest	(88,097)	(1,618,603)	(549,024)
Loss for the period	5,126,936	7,037,693	12,975,962
Other comprehensive loss (income)	(1,615,805)	(5,429,700)	13,409,383
Total comprehensive loss	3,511,131	1,607,993	26,385,345

Basic and diluted loss per common share (1)	0.15	0.40	0.82
Weighted average number of common shares outstanding (1)	34,545,683	17,810,954	15,861,610

(1) Share information is post consolidation of share capital.

– Page 50 –

Production and Sales

The following is a comparison of the twelve months of fiscal 2011 (ended February 28, 2011) with the twelve months of fiscal 2010 ended February 28, 2010.

PRODUCTION
Operation	12 months ended February 28, 2011			12 months ended February 28, 2010
	Volume (cubic metres)	Carats	Average grade (carats per 100 cubic metres)	Volume (cubic metres)	Carats	Average grade (carats per 100 cubic metres)
Holpan	777,791	7,469	0.96	805,925	6,398	0.79
Klipdam	891,609	10,109	1.13	895,669	9,670	1.08
Klipdam Ext.	261,214	1,855	0.71	-	-	-
Wouterspan	-	-	-	-	14	-
Saxendrift	1,449,875	6,705	0.46	1,216,503	8,834	0.73
Other	6,383	27	0.43	-	-	-
Total	3,386,872	26,165	0.77	2,918,097	24,916	0.85

*Included in the Klipdam sales are 283 carats at $173,472 from ERF-2004 Windsorton, a prospecting right within the Holpan-Klipdam mining area.

SALES, REVENUE AND INVENTORIES
Operation	12 months ended February 28, 2011				12 months ended February 28, 2010
	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventories (carats)	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventories (carats)
Holpan	8,008	9,622,911	1,202	241	6,458	3,166,842	492	780
Klipdam *	10,195	11,409,098	1,119	509	10,817	6,301,240	581	595
Wouterspan	-	-	-	-	591	280,193	475	-
Klipdam Ext.	1,831	1,919,576	1,048	24	-	-	-	-
Saxendrift	6,956	13,931,120	2,003	283	8,667	17,055,281	1,968	534
Other	27	6,396	234	-	-	-	-	-
Total	27,017	36,889,101	1,365	1,057	26,533	26,803,556	1,010	1,909

– Page 51 –

INVENTORIES (carats)
Operation	Rough Diamond Inventories Beginning of Period	Production	Rough Diamond Sales	Rough Diamond Inventories End of Period
Holpan	780	7,469	8,008	241
Klipdam	595	10,109	10,195	509
Klipdam Ext	-	1,855	1,831	24
Saxendrift	534	6,705	6,956	283
Other	-	27	27	-
Total	1,909	26,165	27,017	1,057

Subsequent to the year end, the production for the five months ended July 31, 2011 are tabulated below:

Operation	Volume (cubic meters)	Carats	Average Grade (carats/100 cubic meters)
Holpan	73,896	903	1.22
Klipdam	299,439	2,926	0.98
Saxendrift	565,491	2,623	0.46
Total	938,826	6,452	0.69

Fiscal 2011 compared to twelve months ended Fiscal 2010

The Company realized an operating profit of $4.0 million for the fiscal year ended February 28, 2011 compared to operating losses of $3.5 million and $2.0 million for fiscal 2010 and 2009 respectively. This operating profit is as a result of a significant increase in diamond prices.

The Company realized a loss of $5.1 million for the twelve month period ended February 28, 2011 compared to a loss of $7.0 million for the prior year. The loss was due to production only increasing slightly by 5% or 1,249 carats during fiscal 2011 and other expenses although decreasing to $6.9 million (2010 - $7.8) still at relatively high levels compared to sales amounts. The loss was also affected by a future income tax expense of $2.0 million compared to a future income tax recovery of $2.6 million in fiscal 2010.

There has been an overall improvement in prices of about 35% from the recovering prices of fiscal 2010. The re-commissioning of the Wouterspan Mine, which is still on care and maintenance, will coincide with the expected current recovery of the demand for high quality stones in the third quarter of fiscal 2012.

Proceeds from financing activities were used to repay short term debt, finance lease obligations, fund diamond operations and fund capital developments.

During the year ended February, 28, 2011, the Company realized rough diamond sales of $42.5 million compared to $29.8 million in the prior year. Sales were at an average price of US$1,365 per carat, 35% higher than the price in the corresponding period of approximately US$1,010 per carat.

Diamond sales in the fourth quarter of fiscal 2011 achieved an average value of US$1,430 per carat, an improvement of 24% from the fourth quarter of fiscal 2010 value of US$1,154 per carat. The sales for the quarter are characterised by a range of stones that are representative of the operations’ production.

– Page 52 –

Mining costs for the year ended February 28, 2011 amounted to $28.1 million (February 28, 2010 - $23.8 million), which excludes amortisation and depletion charges of $10.4 million (February 28, 2010 - $9.5 million).

Exploration expenses decreased to $49,184 for the year ended February 28, 2011 compared to $97,805 in the prior year.

Office and administrative costs for year ended February 28, 2011 increased to $3.6 million from $3.4 million incurred in the prior year. Travel and conference expenses amounted to $433,636 for the year ended February 28, 2011 compared to $194,544 in fiscal 2010. Legal, accounting and audit expenses for the year ended February 28, 2011 amounted to $1,211,186 compared to $1,389,272 incurred in fiscal 2010.

Stock-based compensation increased to $884,886 for the year ended February 28, 2011 in comparison to $335,358 in the previous year.

Net interest expenses were $347,050 for February 28, 2011, compared to $1,079,114 for the year ended February 28, 2010, due to the reduction of the credit facility and outstanding capital lease obligations. Interest expense on capital lease obligations were $119,286 (2010 – $969,530), interest expenses on credit facility were $329,717 (2010 – $576,272) and interest income was $101,953 (2010 - $466,688).

Pending Acquisition of Etruscan Diamonds (Blue Gum Property)

In March 2010 Rockwell announced that it had signed a term sheet with Etruscan Diamonds Limited, whereby the Company proposes to purchase 74% of Etruscan Diamond (Proprietary) Ltd, giving it access to its subsidiary Blue Gum Diamonds which owns the Tirisano mine operation in the Ventersdorp region, South Africa. The Tirisano mine has been on care and maintenance since October 2008. The balance will be owned pursuant to South Africa’s Black Economic Empowerment regime. The price to be paid to Etruscan is an amount not exceeding ZAR33.5 million (approximately $4.65 million) payable in pre-consolidation Rockwell shares valued at $0.068 each. The Company will also assume certain non-material property maintenance obligations effective immediately and other financial obligations upon completion of the acquisition.

The Tirisano alluvial diamond deposit hosts an indicated mineral resource of 25 million cubic metres with a grade of 2.37 carats/100 cubic metres and an inferred mineral resource of 15 million cubic metres with a grade of 2.37 carats/100 cubic metres as estimated at October 2009. A technical report has been filed on the Company’s profile at www.sedar.com. (see Cautionary Notes on page 1 about SEC non-recognition of these Resources)

The Company is awaiting approval from the Industrial Development Corporation’s (“IDC”) to transfer the shares to Etruscan and effect the transaction, as well as approval of the South African Reserve Bank. No recognition has been given to this future transaction in these consolidated financial statements.

The production facility at the site- is being completely rebuilt. A total of $8.1 million has been invested, using funds raised in the market in March 2010 as well as operational cash generated from the Northern Cape Operations. Construction started in May 2010. Upon completion in the third quarter of fiscal 2012, the new plant will comprise of four production streams, each with a monthly capacity of 45,000 m3 (81,000 tonnes) which can be run independently. It is being completed in-house, using existing plant and machinery which was redeployed from Rockwell’s Wouterspan and other Northern Cape mines.

The first line, which was recently commissioned, is being fine-tuned by processing the ore dumps left by the previous operators on the Tirisano mine. The objective is to reprocess the four 400,000 m3 dumps at the mine and then to proceed with mining the shallow upper gravel layer of the deposit. Rockwell, assisted by consultants from SRK South Africa that conducted the geotechnical study, plans to complete a redesign and a new detailed mine plan.

– Page 53 –

Rockwell commissioned a preliminary assessment of the Tirisano project in the latter part of fiscal 2011. The preliminary assessment was based on the October 2009 resource estimate and includes the capital cost of the updates to the processing plant described above.

T. Marshall, PhD, PrScNat, an independent qualified person, is responsible for the preliminary assessment and the resource estimate. A technical report has been filed on the Company’s profile at www.sedar.com.

Acquisition

On April 21, 2010 the Company acquired a 20% shareholding in Flawless Diamonds Trading House (Proprietary) Limited from Hennie van Wyk for the amount of $95,686. Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company.

Through it’s shareholding, Rockwell has the ability to exercise significant influence over the operations of Flawless and as a result has equity account the results of Flawless in fiscal 2011 from the effective date of acquiring it’s shareholding.

Summarised financial information of associate	As at
February 28,
2011
Financial Position
Total Assets	$9,690,007
Total Liabilities	8,969,428
Net Assets	703,579

Nine months ended
February 28,
2011
Financial Performance
Total Revenue	$60,383,011
Total net earnings for the year	206,374
Capital commitments and contingent liabilities of associate	Nil

Corporate

William Fisher resigned as a director on March 25, 2010.Dr. John Bristow resigned as a director on May 18, 2011.Yong Guo was appointed as a director on January 6, 2010 and resigned as a director on June 28, 2010. Gary Wu was appointed as a director on June 28, 2010.David Barber was appointed as a director on September 10, 2010 and resigned as a director on December 21, 2010.James Campbell was appointed as a director, president and CEO on June 30, 2011.

The current Audit Committee is comprised of Messer’s W. Jacobs and R. Linnell which is non-compliant with Canadian law as three independent directors are required for the audit committee. The Company is in the process of identifying and appointing additional independent directors to the Company and to the Audit Committee.

In addition, the Company appointed Michael Hunt as its Chief Operating Officer as of July 11, 2011.

– Page 54 –

B.          Liquidity and Capital Resources

Liquidity

At February 28, 2011, the Company had cash and cash equivalents of $4.8 million (2010 - $2.5 million) and bank indebtedness of $1.8 million (2010 - $0.7 million), for net cash holdings of $3 million (2010 - $1.8 million). The Company had net working capital (inclusive of cash and cash equivalents) of $4.2 million (2010 -$0.3 million).

The Company had no long-term debt at February 28, 2011, other than asset retirement obligations relating to its Klipdam, Holpan, Wouterspan and Saxendrift mines and due to related parties of $0.4 million. The capital lease obligations relating to mining equipment of only $0.1 million outstanding at February 28, 2011 will be fully repaid early in fiscal 2012. The Company’s capital lease obligations are denominated in South African Rand (“ZAR”).

The operations are generating sufficient cash to cover operating costs and direct overheads. Based on monthly production projections the Company should hold adequate inventory that will generate sales revenue and has adequate cash holdings as well as access to short-term debt facilities to meet its working capital requirements. On the performance of the last two fiscal quarters of 2011, the operations made a positive contribution towards cash flow. This is not sufficient to fund the future capital projects at Wouterspan and Tirisano. These expansion projects will be funded by means of a planned private placement.

Capital Resources

The Company's sources of capital are primarily equity and debt.

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

Disruptions in the current credit and financial markets, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company’s ability to obtain, or increase its cost of obtaining, capital and financing, if required, for its operations. The Company’s access to additional capital may not be available on terms acceptable to the Company.

Furthermore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely affect the Company’s ability to raise equity funding without significant dilution to its existing shareholders.

During the year ended February 28, 2011, the Company did not raise any debt financings. The Company anticipates that it has sufficient funding facilities and funds available to meet its working capital requirements. Provided that the diamond market maintains current price levels and the Company continue to achieve average prices of over US$1,100 per carat, it will continue generating positive operating cash flows.

As more particularly described in the Related Party Transactions Rockwell has agreed to secure significant financing from a principal shareholder, Daboll Consultants Limited;

– Page 55 –

Financing

Of the $16.6 million proceeds of the capital raised in the 2011 and 2010 fiscal years, $8.0 million was utilised to settle debt and strengthen the balance sheet and $4.7 million, with further capital investments of $10.4 million funded from operations, was invested in capital developments at Saxendrift, Tirisano and Wouterspan. Although the funds raised had originally been earmarked for the construction of a new production plant at Wouterspan, the Board redirected these funds to Tirisano because of the consistent grades and past production profile of Tirisano appeared to offer an opportunity for higher near term potential for return on this project.

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, restricted cash, amounts receivable, reclamation deposits, bank indebtedness, accounts payable and accrued liabilities and capital lease obligations. The Company has not entered into, any derivative or other financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

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

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company raised $8.0 million in a private placement and rights offering in the first quarter of fiscal 2011. After taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents, the Company believes that these sources will be sufficient to cover the likely requirements to maintain operations for the foreseeable future. The Company’s cash and cash equivalents are invested in business accounts which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments.

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

– Page 56 –

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

Material Commitments for Capital Expenditures

On September 9, 2010 Rockwell Resources RSA (Proprietary) Ltd has signed a sale of shares and claims agreement with Etruscan Diamonds Bermuda Limited, Etruscan Diamonds Limited and Etruscan Resources Inc. whereby the Company proposes to purchase Etruscan’s Blue Gum diamond operation in the Ventersdorp region of South Africa. The acquisition is for 74% of the operation with the balance owned pursuant to South Africa’s BEE regime. The price to be paid to Etruscan is an amount not exceeding ZAR33.5 million (approximately $4.7 million) payable in pre-consolidation Rockwell shares valued at $0.068 each. The Company will also assume certain non-material property maintenance obligations effective immediately and other financial obligations upon completion of the acquisition.

The Company is awaiting approval from the Industrial Development Corporation’s (“IDC”) to transfer the shares to Etruscan and effect the transaction, as well as approval of the South African Reserve Bank. No recognition has been given to this future transaction in these consolidated financial statements.

– Page 57 –

Other than the above the Company had no material commitments for capital expenditures as at February 28, 2011 and August 31, 2011.

C.          Research and Development, Patents and License, etc.

Rockwell does not carry out any research or development activities.

D.          Trend Information

The diamond market continued to improve in the fourth quarter of fiscal 2011, and prices have now fully recovered to 2008 levels. During the 2010 calendar year, prices increased for both rough and polished diamonds. The strong demand for diamonds in the retail environment during the latter part of the 2010 calendar year continued to support improved prices.

The increase in rough diamonds prices during the 2010 calendar year resulted in levels comparable to those prevailing at the end 2007. Price increases accelerated, particularly in the last two months of fiscal 2011, and reached 2008 highs. The rough diamond supply of De Beers remained relatively low during the first half of 2010 but subsequently increased to a total value of approximately $600 million at the beginning of 2011. In addition, there was an approximate 10% increase in prices, bringing prices for De Beers’ rough diamonds in line with the bullish secondary market where buyers were prepared to pay premiums on all boxes. Alrosa maintained its supply across all available marketing channels, including the tender type sales. Although it is the preferred sales channel among smaller producers, larger producers are increasingly adopting tender sales as a suitable sales mechanism.

Although the pace of price increases for polished diamonds has not matched that of rough diamonds, the trend has been positive. Christmas 2010 sales were strong, with internet sales showing double digit increases as customers became more comfortable with shopping online. The growth in the Indian and Chinese domestic markets has led to an increase in market share at the retail consumer level, which includes accelerating online sales. Polished diamond prices, in particular, increased by 5% during January and February 2011.

The high prevailing prices for rough diamonds has eroded manufacturing margins, which were already tight. The price of polished diamonds is expected to increase in the longer term, relieving margin pressure in the manufacturing environment. The high pricing environment for rough diamonds is limiting the quality of stones that manufacturers purchase in order to maintain the utilisation of manufacturing employees and avoid further loss of skills to other industries.

The profile of rough diamonds has evolved since the 2008 crash, they are increasingly being considered as a commodity as well as an investment. High net worth individuals and alternative investment institutions are increasingly investing in polished diamonds, especially rare expensive polished diamonds. It became apparent after the recession that polished prices dropped because of more cautious spending habits among consumers. In contrast, the value of large and expensive diamonds, particularly those of exceptionally rare qualities and colors, have proved their investment worth with substantial returns in value over the years. Diamonds are a depleting natural resource, with no major discoveries of new deposits since the 1980’s. As a result, investors who appreciate diamonds as a store of value have become a strong force among diamond buyers.

– Page 58 –

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

F.          Tabular Disclosure of Contractual Obligations

The Company has the following payment commitments: (a) minimum lease payments of $0.1 million, with $0.1 million payable in the next 12 months, with installments up to the year 2012 to various financial institutions for plant and equipment.

The following are the contractual maturities of contractual obligations (in thousands of Canadian Dollars):

– Page 59 –

Payments due by period
	Total	Less than one	1 to 3 years	3-5 years	More than 5 years
year
Contractual obligation	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	0.1m	0.1m	Nil	Nil	Nil
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase obligations	Nil	Nil	Nil	Nil	Nil
Reclamation Obligations	3.8m	Nil	Nil	Nil	3.8m
Bank indebtedness	1.8m	1.8m	Nil	Nil	Nil
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	Nil	Nil	Nil	Nil	Nil
Total	5.7m	1.9m	Nil	Nil	3.8m

Other than described above and in the notes of the audited financial statements for the year ended February 28, 2011, the Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

G.          Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and F above.

– Page 60 –

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

The following section sets out the names of members of the Board of Directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each director's principal occupation, the period of time during which each has been a director of the Company and the number of Common Shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at August 31, 2011.

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

All information presented in ITEM 6 – Directors, senior manangement and employees below are presented after consolidation of share capital.

Name, Position and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1) (12)
Dr. Mark Bristow Director Mauritius	Since March 2007	481,816(5) + 13,407 (11)
James Campbell President and Chief Executive Officer Johannesburg, South Africa	Since June 2011	8,032
David J. Copeland Chairman and Director British Columbia, Canada	Since September 2006	96,919(6)
Gary Wu Director Beijing, People’s Republic of China	Since August, 2010	Nil(7)
Dr. Willem Jacobs(2)(4) Director Pretoria, South Africa	Since November, 2009	12,963(8)(11)
Richard Linnell(2)(3)(4) Director Randburg, South Africa	Since November, 2009	15,216(9)(11)
Sandile Zungu(3)(4) Director British Columbia, Canada	Since November 2008	37,222(10)(11)

– Page 61 –

Name, Position and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1) (12)
Gerhard Jacobs[15] Chief Financial Officer Johannesburg, South Africa	Since July 2010	53,000 Options
Graham Chamberlain[13] Senior Mine Manager Cape Town, South Africa	Since November 2009	90,000 Options
Trevor Thomas[14] Secretary Vancouver, British Columbia, Canada	Since February 2008	41,000 Options
Michael Hunt Chief Operating Officer Johannesburg, South Africa	Since July 2011	Nil Options

Notes:

(1)

The information as to securities beneficially owned or controlled is not within the knowledge of management of the Company and has been furnished by the respective nominees and is based on insider reports filed on www.sedi.ca as at July 11, 2011.

(2)	Member of the Audit Committee.
(3)	Member of the Nominating and Governance Committee.
(4)	Member of the Compensation Committee.
(5)

Dr. Bristow also holds options to purchase 29,967 Common Shares at $9.30 each, expiring September 24, 2012, options to purchase 33,333 Common Shares at $0.90 each, expiring December 7, 2014, and options to purchase 50,000 Common Shares at $0.975 each, expiring October 8, 2015.

(6)

David Copeland also holds options to purchase 33,300 Common Shares at $9.30 each, expiring September 24, 2012, options to purchase 40,000 Common Shares at $0.90 each, expiring December 7, 2014 and options to purchase 46,667 Common Shares at $0.975 each, expiring October 8, 2015.

(7)	Gary Wu holds options to purchase 13,333 Common Shares at $0.975 each, expiring October 8, 2015.
(8)	Dr. Jacobs also holds options to purchase 33,333 Common Shares at $0.90 each, expiring December 7, 2014 and options to purchase 33,333 Common Shares at $0.975 each, expiring October 8, 2015.
(9)	Richard Linnell also holds options to purchase 20,000 Common Shares at $0.90 each, expiring December 7, 2014 and options to purchase 33,333 Common Shares at $0.975 each, expiring October 8, 2015.
(10)	Sandile Zungu holds options to purchase 20,000 Common Shares at $0.90 each, expiring December 7, 2014 and options to purchase 16,667 Common Shares at $0.975 each, expiring October 8, 2015.
(11)	Directors Fees for the Company’s 2009 financial year settled in Common Shares at $0.90 each.
(12)	Effective July 11, 2011 the Company completed a consolidation of its outstanding Common Shares on the basis of 15 pre- consolidated Common Shares for 1 post-consolidated Common Share.
(13)	Graham Chamberlain hold options to purchase 30,000 Shares at $0.90 per share expiring on December 7, 2014 and options to purchase 60,000 shares at $0.975 per share expiring on October 8, 2015..
(14)

Trevor Thomas holds options to purchase 20,000 Shares at $0.90 per share expiring on December 7, 2014 and options to purchase 1,000 Shares at $9.30 per share expiring on September 24, 2012 and options to purchase 20,000 shares $0.975 per share expiring on October 8, 2015.

(15)	Gerhard Jacobs holds options to purchase 53,333 shares at $0.975 per share expiring on October 8, 2015.

– Page 62 –

Principal Occupations and Other Information About Rockwell’s Directors and Management

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

Dr. Mark Bristow - Director

Dr. Bristow was appointed to the Board in October 2006. Dr. Bristow has more than 20 years experience in exploration, development, project and corporate finance and management in the mining sector in Africa.

From 1992 to 1995, Dr. Bristow had executive responsibility for the exploration and new business activities of Randgold & Exploration, and in August 1995 he was appointed managing director. In October 1995, Dr. Bristow was appointed CEO of Randgold Resources Limited, which he helped establish as Randgold & Exploration’s international mining and exploration subsidiary, and subsequently built it into an independent, public gold mining and exploration company, listed on the London Stock Exchange as well as NASDAQ in New York. He has held director positions on the boards of: Harmony Gold Mining Company Limited, Durban Roodepoort Deep Limited, Blyvooruitzicht Gold Mining Company Limited, Buffelsfontein Gold Mines Limited, and the Grootvlei Proprietary Mines Limited. Until recently he was a director of AFPLATS Plc., the AIM listed junior platinum company. Besides his affiliation with Randgold, Dr. Bristow was the Chairman of SOMISY (Syama) until that company was sold to Resolute in 2004. He is currently the Chairman of the SOMILO Board of Directors (Loulo Gold Mining Company), and a non-executive Director of Morila Limited. He is also a member of the President of Senegal’s Economic Advisory Committee as well as the President of Mali’s advisory council. Dr. Bristow is a fellow of the Geological Society of South Africa and holds a PhD in geology from Natal University.

Dr. Bristow has been CEO of Randgold Resources, a publicly-traded company since it was incorporated in 1995. He currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Midway Resources International	Director	November 2005	Present
Randgold Resources Limited	CEO and Director	August 1995	Present
Rockwell Diamonds Inc.	Director	December 2006	Present

James Andrew Hartley Campbell, President, CEO and Director

Before joining Rockwell Diamonds as President and CEO on June 1, 2011, Mr. Campbell was Vice President –New Business of Lucara Diamond Corp., following Lucara’s acquisition of African Diamonds plc (‘AFD’), where he was the Managing Director for four years. During his tenure with AFD he was instrumental in paving the way for the award of a Mining License for the AK6 project, Lucara’s flagship project in Botswana. Prior to joining AFD, Mr. Campbell was with De Beers for over twenty years, culminating in his position as General Manager responsible for advanced exploration and resource delivery in the Global Mining and Exploration group. During his career with De Beers he also led a number of diamond exploration and evaluation programmes and small-scale mine development projects. He was also involved in corporate management and personal assistant to Nicky Oppenheimer.

Mr. Campbell holds a degree in Mining and Exploration Geology from the Royal School of Mines (Imperial College, London University) and an MBA with distinction from Durham University. Mr. Campbell is a Fellow

– Page 63 –

of the Institute of Mining, Metallurgy and Materials, Chartered Engineer (UK), Chartered Scientist (UK), a Professional Natural Scientist (RSA) and a member of the Institute of Directors of South Africa.

Mr. Campbell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
African Diamonds plc	Managing Director	December 2006	December 2010
Rockwell Diamonds Inc.	President and CEO	June 2011	Present
	Director	June 2011	Present
Stellar Diamonds plc	Non-Executive Director	February 2010	Present
Swala	Director	March 2007	Present
West African Diamonds plc	Executive Deputy Chairman	December 2006	February 2010

David Copeland, P.Eng. – Chairman and Director

David Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America, including alluvial bulk sampling and alluvial start-up operations in the Northwest Territories, Canada. His principal occupation is President and Director of CEC Engineering Limited, a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration and development on behalf of companies for which Hunter Dickinson Services Inc. provides services. He is also a director of Hunter Dickinson Services Inc.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Limited	Director	September 1995	Present
Continental Minerals Corporation	Director	November 1995	April 2011
	President & CEO	January 2008	April 2011
Curis Resources Limited	Director	November 2010	Present
Farallon Mining Limited	Director	December 1995	April 2009
Heatherdale Resources Limited	Director	November 2009	Present
	President & CEO	November 2009	October 2010
Great Basin Gold Limited	Director	February 1994	March 2008
Northern Dynasty Minerals Limited	Director	June 1996	June 2010
Rockwell Diamonds Inc.	Director	September 2006	Present
	Chief Executive Officer	September 2006	September 2007
	Chairman	September 2007	Present
Taseko Mines Limited	Director	March 1994	June 2010

Gary Wu - Director

Mr. Wu is the managing partner of Godia Capital Partners, one of the first Chinese private equity funds created to focus on investment opportunities in resource projects in Africa.

Mr. Wu has been involved in Volvo Group’s business development in China. During the period working for Volvo, Mr. Wu led Volvo commercial vehicles to play a major role in China and he was legendary for improving the brand recognition for Volvo commercial vehicles and Volvo’s brand rank. He started his venture as the Chairman and Chief Executive Officer of SureAuto Corporation, a big box retailer in China’s used car market.

Mr. Wu has been studying in Department of International Marketing, Arizona State University of US and obtained his degree in EMBA of Rutgers New Jersey, US.

– Page 64 –

Mr. Wu is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
AB Volvo Group Global	Vice President of Volvo Group, Strategic Alliance	April 2006	September 2007
Rockwell Diamonds Inc.	Director	July 2010	Present
Volvo Trucks Corporation	Executive Vice President, Area Asia President and CEO, Greater China	November 2005	April 2006

Dr. Willem Jacobs - Director

Dr. Jacobs has over 25 years’ experience in the engineering, mining and investment sectors, including 20 years in executive, Chief Executive and Chief Operating Officer, as well as board level positions of private and public companies. His experience includes an excellent track record in the industrial minerals industry, including mining and production of low grade deposits, marketing, product development, and product and company positioning. He has worked and operated globally in complex and multi-cultural environments which includes seasoned working knowledge of people, systems and legal frameworks in North and South America, Australia, the Middle East and the Far East including China, Japan and India. He also has extensive experience and a proven track record in corporate turnarounds, mergers and acquisitions, and post acquisition alignment and optimizations of combined business entities.

Dr. Jacobs’ career spans strategy, corporate finance, company turnarounds and mergers and acquisitions. He has been CEO and COO of various major companies over the last 20 years. He also has a D.Com degree in strategy.

Dr. Jacobs is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Congo Supply and Maintenance	Director	January 2009	2010
Europe Minerals BV	Non Executive Director	2001	2007
Randgold Resources Limited	General Manager: Central and East Africa	February 2010	Present
Rockwell Diamonds Inc.	Director	October 2009	Present
Teal Mining and Exploration	Country Manager	May 2007	December 2008

Richard J. Linnell - Director

Richard has been active in the resource metals field for nearly forty years and has significant global experience in the development and marketing of resources and commodities. After a period as a geologist he became involved in the establishment of Delta Manganese Project (now MMC) in Nelspruit.

After the commissioning of the Delta Project, he attended Henley Management College in the United Kingdom before assuming General Management positions with Delta. Thereafter, he was involved in the establishment of Murray & Roberts Industrial Corporation, the industrial holdings Company of the Murray & Roberts Construction Group.

He then joined Middelburg Steel & Alloys as Marketing Manager for the Stainless Steel division and was subsequently involved in the establishment of the Columbus Stainless Steel Project. Mr. Linnell then became General Manager of the Manganese Division of Samancor, a joint venture between the then Billiton Plc and the Anglo American Corporation. Samancor had a dominant position globally in manganese and chrome markets.

While involved with the Manganese Division of Samancor, Mr. Linnell was active in the Ukraine, Georgia, India, China, Latin America, as well as with the major steel producing countries of the world, including the USA, Japan and the EU. He then became responsible for Billiton Plc’s Exploration and Development activities

– Page 65 –

within Africa, and has guided detailed discussions in Guinea, Mauritania, Sudan, Morocco, and Democratic Republic of Congo and Zambia, as well as South Africa.

Over the past ten years since retirement from a full time role at BHP Billiton, he has been intensely involved in risk management in the African context and has interacted with the World Bank and its associates, the IFC and MIGA.

In this mode, he was the originator of the Bakubang Initiative, a Forum designed to revive the SA Mining Industry which lead to the establishment of the New Africa Mining Fund.

He has retired as a non-executive director of BHP Billiton SA Ltd (where he consulted on issues in the public domain such as the New Mineral and Petroleum Development Act).

He is now active in the Junior Mining Sector and is on the boards of Rockwell Diamonds, (SA), Sacoil (DRC and Tunisia), Mag Industries (Roc) and Coal of Africa (SA), amongst others.

Mr. Linnell is, or was within the past five years, an officer and/or director of the following companies:

Company	Positions Held	From	To
Brinkley Mining Company Limited	Chairman	2008	2009
Chrome Corporation Limited	Chairman	2007	2009
Coal of Africa Limited	Chairman	2001	Present
AMEC Minproc Limited	Director	2008	Present
IPSA Ltd	Non Executive Chairman	2010	Present
Mag Industries Corporation	Director	2006	Present
Maghreb Minerals Plc	Chairman	2008	2011
Moydoy Mines International Inc	Director	2007	Present
Namakwa Diamonds Limited	Director	2003	2006
Rockwell Diamonds Inc.	Director	October 2009	Present
Sacoil Holdings Limited	Chairman	2004	Present

Sandile Zungu – Director

Mr. Sandile Zungu, a mechanical engineer with an MBA and a founding member of Zungu Investments Company (Proprietary) Limited (“Zico”), a diversified investment company which is the majority shareholder of Rockwell’s empowerment partner Africa Vanguard Resources (“AVR”), has joined the Board as an independent director.

Sandile Zungu is founder, Chairman and majority shareholder of Zico, a broad-based black empowerment company. Mr. Zungu spent six years in engineering and production at Richards Bay Minerals, Engen Refinery, National Sorghum Breweries and South African Breweries. He subsequently joined the corporate finance division of African Merchant Bank, following which he played a key role in the formation of Sarhwu Investment Holdings growing it from a zero asset base to more than ZAR400 million in the net asset value. Thereafter he assumed the role of Executive Director for Strategy and Empowerment at New Africa Investments Limited. He created Zico in 2002, a broad based and diversified industrial holding organization with interests in financial services, media, health care, and resources, the latter being held in AVR. AVR is Rockwell’s empowerment partner and holds 26% of the prospecting and mining rights held in South Africa, with Rockwell holding the remaining 74%. Sandile completed a mechanical engineering degree at the University of Cape Town and an MBA at the Graduate School of Business, University of Cape Town.

Mr Zungu is, or was within the past five years, an officer and/or director of the following public companies:

– Page 66 –

Company	Positions Held	From	To
Rockwell Diamonds Inc.	Director	November 2008	Present
Zungu Investments Company (Proprietary) Limited	Executive Chairman	February 2002	Present

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

Company	Positions Held	From	To
Northern Dynasty Minerals Limited	Secretary	February 2008	Present
Amarc Resources Limited	Secretary	February 2008	Present
Anooraq Resources Corporation	Asst Secretary	November 2007	Present
Continental Minerals Corporation	Secretary	February 2008	Present
Farallon Resources Limited	Secretary	December 2007	Present
Heatherdale Resources Inc	Secretary	Novemer 2009	Present
Rockwell Diamonds Inc.	Secretary	February 2008	Present
Taseko Mines Limited	Secretary	August 1, 2008	Present

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

Michael Hunt – Chief Operating Officer

Joined Rockwell Diamonds on July 11th 2011. He has over 30 years experience in the diamond mining industry. Michael started his career in the UK working as a consultant for an industrial diamond company and moved the South Africa in 1979 to work for the De Beers Diamond Research Laboratory. He held several portfolios, moving from metallurgical foreman at Finsch diamond mine to Assistant Research Manager. In his last role he was project manager for the development of the Fully Integrated Sort House which is now housed at Jwaneng Mine in Botswana and sorts 33 million carats a year in a secure, hands off mode. In 1997 Michael moved to the Mines, holding posts that included metallurgical manager at Freegold, Welkom; metallurgical manager at Central Mines, Kimberley; mine manger at The Oaks Mine ( De Beers Smallest diamond ), Limpopo province; assistant general manager at Orapa (the world’s largest diamond mine), Botswana. In 2007 Michael joined

– Page 67 –

Pangea Diamond Fields as group metallurgical manager and operations manager for Angola and the Central African Republic.

He holds a Masters degree in advanced Chemical Engineering, 1977 from Georgia Institute of Technology, USA and Loughborough University of Technology, UK and is a Professional Engineer. Michael completed the Global Executive Development programme at the Gordon Institute of Business Science, University of Pretoria and received a Management Advancement Programme certificate from the University of Witwatersrand. He has represented the companies at conferences (papers and presentations) in several countries including Australia and Germany

Graham Chamberlain – Senior Mine Manager

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

– Page 68 –

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

GENERAL PROVISIONS

“Named Executive Officer” (“NEO”) means each of the following individuals:

(a)         the Chief Executive Officer (“CEO”);

(b)         the Chief Financial Officer (“CFO”);

(c)         each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)         each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at February 28, 2011.

The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant give or otherwise provide to each NEO and director for the financial year ended February 28, 2011

COMPENSATION DISCUSSION AND ANALYSIS

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

– Page 69 –

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

– Page 70 –

Report on Executive Compensation

The Valuation Report on executive compensation has been authorized by the compensation committee. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the compensation committee guides it in this role. As part of its mandate, the Board determines the type and amount of compensation for the Company’s executive officers. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

The compensation committee receives competitive market information on compensation levels for executives.

Mr. James Campbell, President and CEO, Mr. Gerhard Jacobs, the CFO, and Mr. Michael Stanley Hunt, the Chief Operating Officer, serve the Company on a full-time basis. Dr. John Bristow resigned as President and Chief Executive Officer of the Company with effect from December 14, 2010 and he resigned his position as director of the Company on May 18, 2011. James Andrew Hartley Campbell was appointed as President and CEO on June l, 2011 and was appointed as a director on June 30, 2011.

Graham Chamberlain stepped down as Chief Operating Officer on July 8, 2011 and Michael Stanley Hunt was appointed as Chief Operating Officer with effect from July 11, 2011.

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

Base Salary

In the Board’s view, paying base salaries that are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on comparable companies within the industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications.

Bonus Compensation

The Company’s objective is to achieve certain strategic objectives and milestones. The Board will consider executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses. Bonuses are awarded at the discretion of the Board. The Board approves executive bonus compensation dependent upon compensation levels based on recommendations of the compensation committee, and such recommendations are generally based, if necessary, on survey data provided by independent consultants. There were no bonuses awarded in the financial year.

– Page 71 –

Equity Participation

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

Compensation of the Chief Executive Officer

Under the Manual, the compensation of the CEO is to be approved by the Board. Base salary and bonus levels are determined taking into account independent market survey data.

The compensation committee reviews the grants of stock options to directors, management, employees and consultants. Options have been granted in prior years taking into account competitive compensation factors and the belief that options help align the interests of such persons with the interests of shareholders.

As noted above under Bonus Compensation, incentive that may be paid to the CEO and any other member of the Executive or senior management team are determined in respect of the individuals and management team achieving strategic objectives and milestones which are set at the beginning of each year by the compensation committee and approved by the Board. No incentives of any nature have been awarded in the past financial year due to the financial challenges faced by the Company as a consequence of the economic recession and sharp decline in diamond prices.

Performance Graph

The Company commenced trading on the Toronto Stock Exchange (the “TSX”) on February 22, 2008. Prior thereto it was listed on the TSX Venture Exchange (the “TSXV”). In 2007 the Company changed its year end from May 31 to February 28. The following graph compares the cumulative total return to a shareholder who invested $100 in Common Shares of the Company on May 31, 2006 until February 28, 2011 with the cumulative total return of the TSX and TSXV.

The Company’s compensation policies and programs are designed to be competitive with similar junior mining exploration companies and to recognize and reward executive performance consistent with the success of the Company’s business.

– Page 72 –

As a result of the credit crisis, commodities prices collapsed, with diamonds being particularly hard hit. This, coupled with uncertainty raised from an unsolicited take-over attempt resulted in a collapse in the share price.

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

Actions, Decisions or Policies Made after February 28, 2011

Given the evolving nature of the Company’s business, the Board and its compensation committee continue to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above. No actions, decisions or policies have been made since February 28, 2011 that would affect a reader’s understanding of NEO compensation, except for the following:

(a)	Dr. John W. Bristow resigned as President and CEO on December 14, 2010 and he resigned his position as Director on May 18, 2011;

(b)

James Andrew Hartley Campbell was appointed as President and CEO on June l, 2011 and was appointed as a director on June 30, 2011. Mr. Campbell signed an employment agreement with the Company on May 5, 2011 and commenced employment on June 1, 2011; and

(c)	Graham Chamberlain resigned as Chief Operating Officer on July 8, 2011; and Michael Stanley Hunt was appointed Chief Operating Officer effective July 11, 2011.

Option Based Awards

The Company has in place a share option plan dated for reference August 13, 2008 (the “Plan”). Under TSX policies the Plan must be submitted to shareholders for renewal every three years. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The maximum aggregate number of Common Shares that may be reserved for issuance under the Plan at any point in time is 10% of the outstanding Common Shares at the time the options are granted, less any Common Shares reserved for issuance under any other arrangements. The Plan is administered by the Compensation Committee of the Company. The Plan provides that options will be issued pursuant to option agreements to directors, officers, employees or consultants of the Company or a subsidiary of the Company. All options expire on a date not later than five years after the issuance of such option. Previous grants of option-based awards are taken into account when considering new grants of options. Subject to the requirements of the policies of the TSX and the prior receipt of any necessary regulatory approval, the Board may, in its absolute discretion, amend or modify the Plan or any outstanding option granted under the Plan, as to the provisions set out in the Plan. See “Adoption of New Share Option Plan” under Particulars of Other Matters to be Acted Upon below.

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

– Page 73 –

(c)         if an optionee ceases to be employed by the Company (other than as a result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such optionee may be exercised within 90 days after the date such optionee ceases to be employed as an officer or director or, as the case may be;

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

The Plan has the following restrictions, which restrictions may only be superseded by the Company obtaining approval of the disinterested shareholders (defined below) of the Company in each instance:

(i)         Common Shares being issuable to Insiders under the Plan, when combined with all of the Company’s other share compensation arrangements, exceeding 10% of the outstanding Common Shares;

(ii)        Common Shares to be issued to Insiders under the Plan, when combined with all of the Company’s other share compensation arrangements, exceeding 10% of the outstanding Common Shares in any 12 month period;

(iii)       Common Shares being issuable to independent directors under the Plan, when combined with all of the Company’s other share compensation arrangements, exceeding 1% of the outstanding Common Shares of the Company; and

(iv)        a reduction in the exercise price of an option granted hereunder to an Insider or an extension of the term of an option granted hereunder benefiting an Insider.

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

– Page 74 –

SUMMARY COMPENSATION TABLE

The compensation paid to the NEOs during the Company’s three most recently completed financial years ended February 28, 2009, February 28, 2010 and February 28, 2011 is as set out below:

Name and principal position	Year	Salary(1) ($)	Share- based awards ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation(3) ($)		Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
					Annual incentive plans(3)	Long- term incentive plans
John Bristow(4) former President and CEO	2011 2010 2009	352,753 346,030 333,455	Nil Nil Nil	58,500 32,000 121,900	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	411,253 378,030 455,355
Desmond Morgan former CFO(5)	2011 2010 2009	47,622 124,571 44,043	Nil Nil Nil	Nil 24,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	47,622 148,571 44,043
Gerhard Jacobs(5) CFO	2011	191,133	Nil	52,000	Nil	Nil	Nil	Nil	243,133
Graham Chamberlain(6) COO	2011 2010	211,652 69,206	Nil Nil	58,500 24,000	10,441 Nil	Nil Nil	Nil Nil	Nil Nil	280,593 93,206
Notes:
(1)

The Company’s South African executives are compensated in South African Rand (“ZAR”) and have been presented in Canadian dollars at an exchange rate of 1 Canadian dollar = ZAR 7.0871 (2010: ZAR 7.2248 and 2009: ZAR 7.872) the average monthly rate in effect for the year ended February 28, 2011.

(2)

These amounts represent the dollar amount based on the grant date fair value of the award for the year ended February 28, 2011. The options granted in the Company’s financial year ended February 28, 2011 were granted pursuant to the Stock Option Plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Company’s Common Share Price, expected dividend yield, and risk-free interest rate. The Black-Scholes grant date fair value for awards granted on October 8, 2010 was 86% of the option exercise price.

(3)	These amounts include annual non-equity incentive plan compensation, such as bonuses and discretionary amounts for the year ended February 28, 2011.
(4)	Mr. Bristow resigned from the position of President and CEO on December 14, 2010.
(5)	Mr. Morgan resigned as CFO on July 16, 2010. Mr. Jacobs was appointed as CFO on July 19, 2010.
(6)	Graham Chamberlain commenced employment with the Company and was appointed Chief Operating Officer on November 1, 2009.

Incentive Plan Awards

Outstanding Option-based Awards

The following table sets out all share-based awards and option-based awards outstanding as at February 28, 2011, for each NEO:

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)
John Bristow former President and CEO	39,967 20,000 40,000 60,000	9.30 6.75 0.90 0.975	Sept 24, 2012 June 20, 2011 December 7, 2014 October 8, 2015	Nil Nil Nil Nil

– Page 75 –

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)
Gerhard Jacobs(2) CFO	53,333	0.975	October 8, 2015	Nil
Graham Chamberlain COO	30,000 60,000	0.90 0.975	December 7, 2014 October 8, 2015	Nil Nil
Desmond Morgan(2) former CFO	Nil	Nil	Nil	Nil
Notes:
(1)

The value at February 28, 2011 is calculated by determining the difference between the closing price of the Company’s Common Shares at February 28, 2011 ($0.05 per Common Share) underlying the option on the TSX and the exercise price of the options.

(2)	Mr. Jacobs was appointed as the new CFO effective July 19, 2010. Mr. Morgan resigned as CFO effective July 16, 2010 and any options held by Mr. Morgan expired unexercised.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plan awards (value vested or earned) during the year ended February 28, 2011, for each NEO:

Name	Option-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
John Bristow, former President and CEO	Nil	Nil
Desmond Morgan, former CFO	Nil	Nil
Gerhard Jacobs, CFO	Nil	Nil
Graham Chamberlain, COO	Nil	Nil
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

Termination and Change of Control Benefits

As at February 28, 2011 there were no written employment contracts between the Company and any NEO except the agreement with Gerhard Jacobs dated August 1, 2010, and the agreement with Graham Chamberlain dated November 21, 2009.

Under these agreements Gerhard Jacobs and Graham Chamberlain are to work full time for the Company and are eligible to receive stock options and a performance based bonus at the discretion of the compensation committee and the Board, as well as other standard benefits made available by the Company. Please see Summary Compensation Table above.

There are no other compensatory plans or arrangements, with respect to the NEOs resulting from the resignation, retirement or any other termination of employment of the NEOs or from a change of any NEO’s responsibilities following a change in control.

– Page 76 –

Potential Payments upon Termination

The following table provides information concerning the value of payments and benefits following termination of employment of each NEO under various circumstances. Payments vary based on the reason for termination and the timing of a departure. The amounts below are calculated as if the NEOs’ employment had been terminated on February 28, 2011. Receipt of payments on termination is contingent on the NEO delivering a release to the Company.

NEO		Termination Without Cause	Change of Control
John Bristow	Salary	Nil	Nil
	Bonus	Nil	Nil
	Options	Nil	Nil
Gerhard Jacobs(1)(2)	Salary	150,696	301,392
	Bonus	Nil	Nil
	Options	Nil	Nil
Graham Chamberlain	Salary	105,826	211,652
	Bonus	Nil	Nil
	Options	Nil	Nil
Notes:
(1)	Mr. Jacobs was appointed as CFO on July 19, 2010.
(2)	Compensation of the Company’s South African executives (including Mr. Chamberlain) was paid to them in South African Rand (ZAR). In the above table, an exchange rate of CDN$1 = ZAR 7.143 was used.

Except as outlined above, there are no contracts, agreements, plans or arrangements that provide for payments to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO’s responsibilities.

Director Compensation

Director Compensation Table

Each director of the Company, who is not an executive officer, is paid an annual director’s fee of $20,000. Each director who is a member of a committee receives either an additional $5,000 for acting as Chairperson or $3,000 for being a member of a committee.

The compensation provided to the directors, excluding a director who is included in disclosure for an NEO for the Company’s most recently completed financial year of February 28, 2011 is:

Name	Fees earned ($)	Share- based Awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
David Copeland(1)	25,601	Nil	45,500	Nil	Nil	Nil	71,101
Mark Bristow	20,000	Nil	48,750	Nil	Nil	Nil	68,750
William Fisher(2)	2,333	Nil	Nil	Nil	Nil	Nil	2,333
Sandile Zungu	26,000	Nil	16,250	Nil	Nil	Nil	42,250
Richard John Linnell	31,000	Nil	32,500	Nil	Nil	Nil	63,500
Willem Jacobus Jacobs	28,000	Nil	32,500	Nil	Nil	Nil	60,500
Yong Guo(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Gary Wu(4)	11,667	Nil	13,000	Nil	Nil	Nil	24,667

– Page 77 –

Notes:
(1)	Fees paid to Mr. Copeland via CEC Engineering are based on time spent working on the Company’s matters.
(2)	Mr. Fisher resigned as a director on March 25, 2010 and all his outstanding options expired.
(3)	Mr. Guo resigned as a director on June 28, 2010 and all his outstanding options expired unexercised.
(4)	Mr. Wu was appointed as a director on June 28, 2010.

The following table sets out all share-based awards and option-based awards outstanding as at February 28, 2011, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
David Copeland	33,300 40,000 46,667	9.30 0.90 0.975	Sept 24, 2012 Dec 7, 2014 Oct. 8, 2015	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Mark Bristow	29,967 33,333 50,000	9.30 0.90 0.975	Sept 24, 2012 Dec 7, 2014 Oct. 8, 2015	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Sandile Zungu	20,000 16,667	0.90 0.975	Dec 7,2014 Oct. 8, 2015	Nil Nil	Nil Nil	Nil Nil
Richard John Linnell	20,000 33,333	0.90 0.975	Dec 7, 2014 Oct. 8, 2015	Nil Nil	Nil Nil	Nil Nil
Willem Jacobus Jacobs	33,333 33,333	0.90 0.975	Dec 7, 2014 Oct. 8, 2015	Nil Nil	Nil Nil	Nil Nil
Gary Wu	13,333	0.975	Oct. 8, 2015	Nil	Nil	Nil
Note:
(1)

The value at February 28, 2011 is calculated by determining the difference between the closing price of the Company’s Common Shares at February 28, 2011 ($0.05 per Common Share) underlying the option on the TSX and the exercise price of the options.

There was no value vested or earned under any incentive plan during the Company’s fiscal year ended February 28, 2011.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets out equity compensation plan information for the fiscal year ended February 28, 2011.

– Page 78 –

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders - (the Plan)	1,184,938	$0.90	2,269,630
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	1,184,938	$0.90	2,269,630

C.          Board Practices

All directors were either elected at the annual general meeting held in September 2010 or were appointed by the directors after such meeting to fill vacancies in the board, and have a term of office expiring at the next annual general meeting of Rockwell expected to be held in September 2011. There are no contracts or arrangements under which directors are compensated or provided benefits upon termination of employment.

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

The directors of the Company, except James Campbell and David Copeland are independent. The Company is taking steps to ensure that the duties generally performed by independent directors are being performed by the current directors. The Board members have extensive experience as directors of public companies and are sensitive to the related corporate governance and financial reporting obligations associated with such positions. Thus the Board members are reasonably well versed in the obligations of directors and the expectations of independence from management.

The following committees have been established by the members of Rockwell’s board of directors. The mandate of each committee is included in the Company’s corporate governance manual and can be viewed on the Company’s website (www.rockwelldiamonds.com):

– Page 79 –

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

– Page 80 –

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

– Page 81 –

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

D.          Employees

At February 28, 2011, Rockwell has 627 direct employees. The Company's administrative and operational functions are primarily administered in South Africa.

– Page 82 –

E.          Share Ownership

See the table in Item 6.A above for beneficial share ownership information of our executive officers and directors as of July 31, 2011.

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

– Page 83 –

The continuity of share purchase options as at May 31, 2011 is as follows stated in post-consolidation terms:

	Exercise	Feb 28,	Granted/		Expired/	May 31,
Expiry date	price	2011	Issued	Exercised	cancelled	2011
September 24, 2012	$ 9.30	392,767	–	–	–	392,767
November 14, 2012	$ 9.45	72,433	–	–	–	72,433
June 20, 2011	$ 6.75	63,333	–	–	–	63,333
December 7, 2014	$ 0.90	912,173	–	–	(1,100)	911,073
January 18, 2015	$ 1.05	40,000	–	–	–	40,000
October 8,2015	$0.98	1,002,800	–	–	–	1,002,800
		2,483,506	–	–	(1,100)	2,482,406

Weighted average exercise price		$2.7	$–	$–	$2.7	$2.85
Weighted average fair value of stock options granted during the period						$–

As at May 31, 2011, 2,148,139 of the stock options outstanding with a weighted average exercise price of $2.85 per share have vested with grantees.

– Page 84 –

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

Rockwell's securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Rockwell does not have knowledge of or access to information about of the beneficial owners thereof. To the best of its knowledge, Rockwell is not directly or indirectly owned or controlled by a foreign government. As of February 28, 2011, Rockwell had authorized an unlimited number of common shares without par value of which 34,545,683 were issued and outstanding.

Effective July 11, 2011 the Company completed a consolidation of its outstanding Common Shares on the basis of 15 pre-consolidated common shares for 1 post consolidated common share. As of August 4, 2011 there were 34,992,567 Common Shares issued and outstanding, each Common Share carrying the right to one vote. At a general meeting of the Company, on a show of hands, every shareholder present in person shall have one vote and, on a poll, every shareholder shall have one vote for each Common Share of which he is the holder. As at the date hereof there are no preferred shares issued or outstanding.

The board of directors (the “Board”) of the Company has fixed July 11, 2011 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record on the close of business on the Record Date who either personally attend the Meeting or who complete and deliver a proxy in the manner and subject to the provisions set out under the heading Appointment and Revocation of Proxies above will be entitled to have his or her Common Shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Company, the only person or corporation that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common of the Company as at July 31, 2011 is:

Shareholder Name	Number of Common Shares Held	Percentage of Issued Common Shares
Daboll Consultants Limited	3,533,333	10.09%
Godia Capital	3,958,333	11.31%
Note:
(1)	The above information was supplied to the Company by the shareholders and from the insider reports available at www.sedi.ca.
(2)	Daboll has agreed to subscribe for a convertible note for $2 million and 6,666,667 shares at $0.75 each see_)

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

Under the British Columbia Securities Act insiders (generally officers, directors, and holders of 10% or more of Rockwell's shares) are required to file insider reports of changes in their ownership within 5 days of a trade in Rockwell's securities. Copies of such reports are available at Canadian Securities Administrators website for Insiders' Disclosure, www.sedi.ca.

– Page 85 –

The Company’s Annual Information Form (“AIF”) filed on www.sedar.com on May 30, 2011 with the securities commissions or similar regulatory authority in British Columbia, Alberta and Ontario is specifically incorporated by reference into, and forms an integral part of, this Information Circular. A copy of the AIF may be accessed at www.sedar.com or upon request by a shareholder without charge from the Company’s Corporate Communications department at 15th Floor, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4H8, telephone number: 604-684-6365 or fax number 604-681-2741.

As at July 31, 2011, to the best of the Company's knowledge, the following is the geographic distribution of shareholders. Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

Percentage
of total
Location	shares
Canada	89.63%
United States	2.15%
Republic of South Africa	8.11%
Other countries	0.11%
Total	100.00%

To management's knowledge, there are no arrangements of which may at a subsequent date result in a change of control.

Refinancing and Potential Change of Control

(i)    Summary

On June 10, 2011 the Company announced that it was seeking to recapitalize the Company by seeking up to $35 million of new funding through a combination private placement financing and/or shareholder or public financing. Rockwell has approached investors and securities dealers in Canada, South Africa, the United States, China, Europe and the Middle East, but to the date hereof the Company has secured only one significant subscription and that is from Daboll Consultants Limited, (“Daboll”) an existing Insider of the Company holding 10.09% of Rockwell’s Common Shares. Daboll is an affiliate of the Steinmetz Diamond Group, and its subscription commitment (the “Daboll Subscription”) is in addition to a $2 million convertible bridge loan ( “Daboll Loan”) recently obtained from Daboll (also announced June 10, 2011). The Daboll Subscription is for $5 million of pre-consolidation Common Shares at a price of $0.75 per share.

The Daboll Loan bears interest at a rate of 5% p.a. and is unsecured. If the Daboll Loan is not repaid after 12 months it will become convertible into post-consolidation Common Shares of the Company at $0.5625 per Common Share (all figures herein are post the July 11, 2011 15:1 share consolidation). Although Daboll is currently an Insider of Rockwell, the Daboll Loan was exempt from the minority shareholder approval and valuation requirements under Canadian securities policy Multilateral Instrument 61-101 (“Special Transactions”) because the loan represented less than 25% of Rockwell’s then capitalization. Conversion of the Daboll Loan is limited under TSX rules to a maximum of 3.49 million Common Shares or 10% of Rockwell’s currently issued share capital of 34.99 million Common Shares unless shareholder approval is obtained for any excess. Given the small amount of share convertibility (approximately 66,000 Common Shares) represented by the excess shareholder approval is not being sought.

Rockwell has a long standing partnership with Steinmetz, formalized in October 2007 through a marketing agreement focused on adding value to selected large and special high value stones. The arrangement pays Rockwell 90% of the prevailing rough diamond price, with the other 10% being on risk. It also provides for the Company to participate in 50% of the downstream added value from polishing and marketing. Proceeds from the private placement will be added to the Company’s existing funds in order to augment its ability to achieve its target to increase the Company’s production profile to 10,000 carats per month within six years. The

– Page 86 –

Company will invest the proceeds from the Daboll Subscription and any funds of other investors in the private placement in the ongoing development of the Tirisano mine and a new plant at Wouterspan.

The private placement Common Shares were priced at $0.75 which represents a premium to the current market for Rockwell shares however shareholder approval is required for the Daboll Subscription because Daboll is a related party of the Company. Although it is currently expected that other investors will participate in the private placement there can be no assurance of that and most likely Daboll’s subscription will give it an effective voting control position in the Company. It is unlikely in the Board’s view that any other third party participation in the placement will be of a sufficient level so that Daboll’s shareholdings would decrease below the threshold requiring that shareholder approval be obtained. Daboll currently owns 3,533,333 Common Shares (10.09%) which it acquired as part of a private placement combined with a shareholder rights offering in early 2010. If Daboll were to be the only investor in the private placement it would acquire a further 6,666,667 Common Shares under the Daboll Subscription ($5 million @ $0.75) which together with the 3,499,256 Common Shares potentially issuable to it under the Daboll Loan, would make for aggregate holdings for Daboll of 13,699,256 shares (30.34%) out of a then outstanding Rockwell share capital of 45,158,490 Common Shares (34,992,567 +6,666,667+ 3,499,256). Daboll’s participation would represent a maximum of 19.05% of the Company’s Common Shares however in light of participation planned by insiders (see below) and some other arms-length investors, the Daboll participation will be somewhat less than the foregoing maximums (which also presume the exercise of Daboll’s convertible loan which is far from certain). If the participation of the other insiders (see below) is included, insiders will purchase a maximum of 7,666, 667 Common Shares (or 21.9% of the currently outstanding Common Shares ).

Daboll, as an insider is also considered a “related party” to Rockwell and the Daboll Subscription is a related party transaction. As a related party transaction of over 25% of Rockwell’s current capitalization, Daboll’s subscription requires compliance with both MI 61-101 which mandates certain minority shareholders protections in the case of a related party transaction and with TSX policies. In particular MI 61-101 requires that Rockwell provide shareholders with the results of a formal valuation and that the resolution for approval of the Daboll Subscription exclude the votes of Daboll. In connection with the Daboll subscription, Rockwell obtained a formal valuation which is discussed below. The formal valuation estimates that the value of Rockwell’s Common Shares could be as high as about $2.00 however the Company has, despite approaches to several investors and at least two securities dealers, so far only attracted the Daboll Subscription at the $0.75 level. Under TSX policies disinterested shareholder approval of the private placement is required because the transaction involves insiders purchasing Common Shares in excess of 10% of the Company’s Common Shares in a six month period and because the investment by Daboll will likely materially affect control of Rockwell.

Participation of certain directors and officers in the proposed private placement is as follows:

					Shares Owned
		Shares Currently			after Private
		Owned		Shares to be	Placement
	Position	number (%)	Value (C$)	Purchased	number (%)
David Copeland	Director	96,919 (0.27%)	$150,000	200,000	296,919 (0.70%)
Mark Bristow	Director	495,223 (1.42%)	$361,362	481,816	977,039 (2.29%)
James Campbell	Officer	8,032(0.0002%)	$ 21,429	28,571	36,603(0.07%)
Subtotal:		600,174 (1.69%)	$532,791	710,387	1,310,561(3.05%)
Other possible Insider	N/A	Nil	$217,209	289,613	N/A
Total		592,142 (1.69%)	$750,000	1,000,000	1,592,142 (3.73%)

Common Shares owned after the private placement is based on a maximum of 42,659,238 Common Shares outstanding after the private placement. There is no certainty any other insiders will participate. Shareholders should only vote for the requested resolution if they are prepared to cede effective control to Daboll (assuming no other investor elects to participate to a large enough extent to effectively change that result). Shareholders

– Page 87 –

will be asked to approve an ordinary resolution of disinterested shareholders, defined above (i.e. excluding the votes of Daboll), with or without variation as follows:

“Resolved, as an ordinary resolution, that the Board of Directors of the Company be authorized to conclude a private placement of 6,666,667 common shares in the capital stock of the Company at a price of $0.75 per common share to Daboll Consultants Limited, and to allow the participation of other insiders to the extent of up to 1,000,000 shares ($750,000) as more particularly described in the Company’s Information Circular having an information date of August 4, 2011.”

An ordinary resolution is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy. The 13,699,256 Common Shares currently held by Daboll and the Common Shares held by the above insiders will accordingly not be voted on the resolution. The directors have unanimously recommended that shareholders vote in favour of the resolution on the basis that the Company requires these funds for development of its properties and that it has thoroughly canvassed the market for additional investors before concluding the transaction with Daboll.

(ii)   Formal Valuation

Evans & Evans, Inc. (“Evans & Evans”) was engaged by the Company to prepare a Comprehensive Valuation Report (the “Report”) with respect to the fair market value of 100% of the issued and outstanding shares of the Company as at June 15, 2011 (the “Valuation Date”). Evans & Evans is headquartered in Vancouver, British Columbia and its team of Chartered Business Valuators (CBVs) has provided business valuation services for over eighteen years to the public and private sectors. For more information about the valuators see: http://evansevans.com/. The responsible partner of Evans & Evans is Ms. Jennifer Lucas who is a graduate of the University of Saskatchewan (1993) with a Bachelor of Commerce degree and the University of British Columbia (1995) with a Masters in Business Administration degree. She holds the professional designations of Chartered Business Valuator and Accredited Senior Appraiser and is a member of the Canadian Institute of Chartered Business Valuators and the American Society of Appraisers. Ms. Lucas has been employed as an analyst and valuator with Evans & Evans, Inc. since 1997 and possesses several years of relevant experience as an analyst in the public and private sector in British Columbia and Saskatchewan. Her background includes working for the Office of the Superintendent of Financial Institutions of British Columbia as a Financial Analyst. At Evans & Evans she has been involved in writing and reviewing over 500 valuation and due diligence reports for public and private transactions. Over the past five years she has examined and provided valuations on numerous mineral properties around the world. She is of the view that she qualifies as a Qualified Valuator as outlined in Canadian Institute of Mining, Metallurgy and Petroleum (CIM) valuation committee (“CIMVAL”). A full copy of the Valuation Report has been filed and is available for download at www.sedar.com. The following excerpted narratives are qualified in their entirety by the full contents of the publicly filed Valuation Report. The Valuation Report relies to a large degree on the Company’s Canadian National Instrument 43-101 (Disclosure Standards for Resource Projects) technical reports authored by Dr. Tania Marshall and Glenn Norton which are also publicly filed at www.sedar.com.

– Page 88 –

B.          Related Party Transactions

Since the beginning of Rockwell’s last fiscal year ended February 28, 2011. no director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect Rockwell or its predecessors except as follows:

Balances payable	As at	As at
	February 28, 2011	February 28, 2010
Banzi Trade 26 (Proprietary) Ltd (e)	$34,385	$603
Hunter Dickinson Services Inc. (a)	34,113	627,435
Flawless Diamonds Trading House (d)	3,566	–
Seven Bridges Trading (c)	–	13,285
Current balances payable	$72,064	$641,323

Liberty Lane (g)	$424,572	$414,566
Long–term balances payable	$424,572	$414,566

Balances receivable
Banzi Trade 26 (Proprietary) Ltd (e)	$92,398	$46,108
Current balances receivable	$92,398	$46,108

	Year ended	Year ended	Year ended
Transactions	February 28	February 28	February 28
	2011	2010	2009

Services rendered and expenses reimbursed:
Hunter Dickinson Services Inc. (a)	$467,151	$961,042	$1,280,316
CEC Engineering (b)	23,331	17,818	26,904
Seven Bridges Trading (c)	134,483	139,789	–
Cashmere Trading (h)	–	–	18,808
Banzi Trade 26 (Proprietary) Ltd (e)	165,077	17,688	29,768
Jakes Tyres (f)	–	–	440,283
Diacor CC (i)	–	–	39,510
Flawless Diamonds Trading House (d)	420,006	316,081	346,768

Sales rendered to:
Banzi Trade 26 (Proprietary) Ltd (e)	$879	$1,989	$884

Related Party transactions are explained below. These arrangements and transactions have typically been established to provide professional and cost effective services and resources to Rockwell. In particular these services relate to the remote areas in which some of Rockwell’s operations are located and have also been established to address security and social responsibility requirements. In remote areas it is difficult to obtain key services and make purchases of certain supplies on an ad hoc basis.

Likewise security of product consideration is paramount given the high value product produced by the Company.

All related party transactions are arms length transaction in the normal course of business.

– Page 89 –

(a)	Daboll Consultants Ltd as per above.

(b)

Hunter Dickinson Services Inc. (“HDSI”) is a private company with a director in common with the Company. HDSI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery market related basis pursuant to an agreement dated November 21, 2008.

(c)	CEC Engineering Limited is a private company owned by David Copeland, Chairman and a director of the Company, which provides engineering and project management services at market rates.

(d)

Seven Bridges Trading 14 (Proprietary) Ltd (Seven Bridges Trading) is a wholly-owned subsidiary of Randgold Resources Ltd, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides office, conferencing, information technology, and other administrative and management services at market rates to the Company’s South African subsidiaries

(e)

Flawless Diamonds Trading House (Proprietary) Ltd (“Flawless Diamonds Trading House”) is a private company where certain directors, former directors and officers of the Company, namely, Messr. Brenner, J.W. and D.M. Bristow and Van Wyk, are shareholders. During fiscal 2011 the Company acquired a 20% shareholding in Flawless Diamonds Trading House (Proprietary) Limited (refer note 12). Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company for a fixed fee of 1% of turnover which is below the market rate charged by similar tender houses.

(f)

Banzi Trade 26 (Proprietary) Ltd (“Banzi”) is 49% owned by HC van Wyk Diamonds Ltd and 51% by Bokomoso Trust. Banzi is an empowered private company established to provide self sustaining job creation programs to local communities as part of the company’s Social and Labour Plan which is required in terms of the Minerals and Petroleum Resources Development Act (“MPRDA”). Banzi provides the Company with building materials at market rates.

(g)

Jakes Tyres is a private company with former directors and officers (H C van Wyk) in common with the Company that provides tyres, tyre repair services and consumables at market rates to Rockwell’s remote Middle Orange River operations.

(h)	Liberty Lane is the BEE partner of the Saxendrift property and has certain directors in common with the Company.

(i)

Cashmere Trade 19 (Proprietary) Ltd (Cashmere Trade) is a private company owned by Hennie Van Wyk, a former officer of the Company, which provides helicopter services for the movement of products on an ad-hoc basis at competitive market rates thereby providing benefits to the Company and its employees in respect of secure transport of high value product and reduced insurance premiums.

(j)	Diacor CC is a private company of which H C van Wyk, a former director and officer of the Company, is a director from which the Company has purchased consumable materials at market rates.

C.          Interest of Experts and Council

Not Applicable.

– Page 90 –

ITEM 8.          FINANCIAL INFORMATION

A.          Consolidated Statements and Other Financial Information

See Item 17 Financial Statements.

Legal Proceedings

Kwango River Project, Democratic Republic of Congo

Rockwell’s subsidiary, Durnpike Investments (Proprietary) Limited’s (“Durnpike”) interest in the Kwango River project that was constituted by an agreement (‘’Midamines Agreement’’) which was concluded between Durnpike and Midamines SPRL (‘’Midamines’’), the holder of the permit for the Kwango River Project, during 2006, in terms of which Durnpike was to act as independent contractor on behalf of Midamines to manage and carry out exploration activities and potentially, mining activities. Durnpike was entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area.

Under the Midamines Agreement, Durnpike agreed to certain minimum royalty payments being made to Midamines, and Midamines undertook certain obligations in favour of Durnpike, including that of procuring and facilitating Durnpike’s access to the Kwango River Project site. The royalties took the form of a series of recurring annual minimum royalty payments of US$1.2 million per annum, as escalated in accordance with the Midamines Agreement (commencing on December 31, 2007). During the first quarter of 2008, pursuant to an amendment to the Midamines Agreement (contained in the Fifth Addendum thereto), Durnpike paid consideration of US$600,000 to Midamines as compensation for access to the entire concession area (Permit 331), as opposed to the limited contract area. As part of such amendment, Midamines waived its right to payment of the above mentioned US$1.2 million royalty payment due on December 31, 2007.

Subsequently, and pursuant to Midamines’ persistent breach of material provisions of the Midamines Agreement coupled with its failure to remedy such instances of breach not withstanding notice to do so, Durnpike and/or Rockwell cancelled the Midamines Agreement and/or the Fifth Addendum thereto. Midamines thereafter disputed the entitlement of Durnpike and/or Rockwell to cancel the Midamines Agreement. It has referred to arbitration a dispute against Durnpike and Rockwell, in which it claims payment by Rockwell and Durnpike of compensation in the amount of US$41.8 million (while reserving the right to increase the claim to US$68.073 million if the DRC authorities cancel Midamines’ permit for the Kwango Project) plus interest. Durnpike and/or Rockwell have defended the claim and have, in turn, instituted a counter-claim in the estimated and provisional amounts of approximately ZAR25.4 million for equipment purchased to undertake exploration and feasibility work, C$1.6 million for start-up and acquisition costs in the DRC, and US$20 million (while reserving the right to increase the counter-claim to at least $164.3 million) as an initial estimate of possible lost earnings.

Comprehensive documentation has been filed by the parties and both Parties have appeared before the Arbitration Tribunal at two sets of hearings in Brussels during March and May 2011 to present evidence and answer questions. Expert witnesses representing the Parties also presented evidence at these hearings. Simultaneous final written submissions were submitted to the Arbitration Tribunal on July 8, 2011, and then Parties expect to receive a written award from the Arbitration Tribunal on or about October 17, 2011. The Company remains of the view that the claim against it is without merit. The Company has vigorously argued against the claims made by Midamines and has continued to vigorously defend its position.

Action by Michel Zoumis

Michel Zoumis, as plaintiff, has filed an action for unspecified damages in the Vancouver Registry, Supreme Court of British Columbia, on June 26, 2008 under action number S-084587. Mr. Zoumis claims that he was the founder and a major shareholder of Midamines, and that the Midamines Agreement relates to certain

– Page 91 –

diamond concessions that he claims to own personally. Although Mr. Zoumis has brought action in his personal capacity, it is based on an alleged breach of the Midamines Agreement. Rockwell has filed a defence in which it asserts that the diamond concessions were properly conveyed to it and/or Durnpike, that Mr. Zoumis has no personal claim, and that he is not a proper party to bring an action. The Company has filed a counterclaim against Mr. Zoumis for unspecified damages for abuse of process, alleging that he brought the action simply to extract an economic advantage. The Company has heard nothing further from Mr. Zoumis, and it believes that the action is unlikely to result in material damages being awarded against the Company.

Dividend Policy

Rockwell has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of the Company are being retained for exploration of its projects.

B.          Significant Changes

Effective July 11, 2011 the Company completed a consolidation of its outstanding Common Shares on the basis of 15 pre-consolidated common shares for 1 post consolidated common share. As of August 4, 2011 there were 34,992,567 Common Shares issued and outstanding, each Common Share carrying the right to one vote. At a general meeting of the Company, on a show of hands, every shareholder present in person shall have one vote and, on a poll, every shareholder shall have one vote for each Common Share of which he is the holder. As at the date hereof there are no preferred shares issued or outstanding.

There have been no significant changes to the accompanying financial statements since February 28, 2011, except as disclosed above and in this Annual Report on Form 20-F.

– Page 92 –

ITEM 9.            THE OFFER AND LISTING

A.            Offer and Listing Details

Trading Markets

	TSX Exchange		OTC Bulletin Board		JSE
	RDI		RDIAF		RDI
	High	Low	High	Low	High	Low
	CAD	CAD	USD	USD	ZAR	ZAR

Annual
Fiscal 2007	$0.85	$0.38	$1.98	$0.25	–	–
Fiscal 2008	$0.80	$0.50	$0.75	$0.30	R4.50	R4.00
Fiscal 2009	$0.64	$0.03	$0.70	$0.03	R4.25	R0.30
Fiscal 2010	$0.12	$0.03	$0.10	$0.02	R0.99	R0.23
Fiscal 2011	$1.13	$0.53	$0.08	$0.04	R7.80	R4.50

Fiscal 2010
Quarter ended May 31, 2009	$0.08	$0.03	$0.07	$0.05	R0.47	R0.23
Quarter ended August 31, 2009	$0.12	$0.03	$0.10	$0.02	R0.99	R0.23
Quarter ended November 30, 2009	$0.10	$0.05	$0.10	$0.04	R0.65	R0.40
Quarter ended February 28, 2010	$0.09	$0.05	$0.09	$0.04	R0.58	R0.32

Fiscal 2011
Quarter ended May 31, 2010	$1.13	$0.90	$0.08	$0.04	R7.50	R5.25
Quarter ended August 31, 2010	$1.13	$0.90	$0.07	$0.05	R7.50	R4.50
Quarter ended November 30, 2010	$1.05	$0.90	$0.07	$0.06	R7.80	R5.25
Quarter ended February 28, 2011	$1.05	$0.53	$0.08	$0.05	R6.15	R4.65

Monthly
February 2011	$0.90	$0.53	$0.06	$0.04	R6.00	R4.65
March 2011	$0.83	$0.68	$0.06	$0.04	R4.80	R4.05
April 2011	$0.83	$0.68	$0.06	$0.04	R4.65	R4.05
May 2011	$0.83	$0.68	$0.06	$0.05	R4.50	R4.05
June 2011	$0.75	$0.45	$0.06	$0.04	R5.25	R4.05
July 2011	$0.66	$0.47	$0.65	$0.54	R5.30	R2.00

– Page 93 –

Effective July 11, 2011 the Company completed a consolidation of its outstanding Common Shares on the basis of 15 pre-consolidated common shares for 1 post consolidated common share. As of August 4, 2011 there were 34,992,567 Common Shares issued and outstanding, each Common Share carrying the right to one vote. At a general meeting of the Company, on a show of hands, every shareholder present in person shall have one vote and, on a poll, every shareholder shall have one vote for each Common Share of which he is the holder. As at the date hereof there are no preferred shares issued or outstanding.

The transfer of the Company's common shares is managed by its transfer agent, Computershare Trust Company of Canada of Vancouver. And by
Computershare Investor Services 2004 (Proprietary) Limited
(Registration number 2004/0036471/07)
Ground Floor, 70 Marshall Street
Johannesburg, 2001
South Africa

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

– Page 94 –

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

– Page 95 –

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

Changes to Rights of Common Shareholders

Changes to the articles and memorandum of Rockwell can be changed by a "special resolution", being a resolution passed by not less than 66 2/3% of the shares voted in person or by proxy at a duly convened shareholders meeting. Some corporate changes including amalgamation with another company, sale of substantially all of Rockwell's assets, re-domiciling out of the jurisdiction of British Columbia, creation of new classes of shares not only require such 66 2/3% approval but generally also give rise to a dissent right which is the right to be paid the fair value of the stockholder's shares in cash if the required special resolution is actually passed and Rockwell elects to proceed with the matter notwithstanding receipt of dissent notices. A notice of a shareholders meeting at which such an action is intended to be effected must include a prominent notice of the dissent right. Dissent provisions governed by the BCA and not by the articles of Rockwell.

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

Pre-emptive Rights

There are no pre-emptive rights applicable to Rockwell which provide a right to any person to participate in offerings of Rockwell's securities.

Liquidation

All common shares of Rockwell participate ratably in any available assets in the event of a winding up or other liquidation.

No Limitation on Foreign Ownership

There are no limitations under Rockwell's Articles or in the BCA on the right of persons who are not citizens of Canada to hold or vote common shares. (See also "Exchange Controls" – below.)

– Page 96 –

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

C.          Material Contracts

Rockwell's had no material contracts for the fiscal year of February 28, 2011.

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

– Page 97 –

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

– Page 98 –

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

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including without limitation specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S.

– Page 99 –

Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership, and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Common Shares acquired pursuant to this offering that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the U.S.;

  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of Common Shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or

– Page 100 –

traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners (or owners). This summary does not address the tax consequences to any such partner. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see “ Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares generally will not constitute qualified dividend income eligible for the “dividends received deduction”.

For tax years beginning before January 1, 2013, a dividend paid by the Company to a U.S. Holder who is an individual, estate or trust generally will be taxed at the preferential tax rates applicable to long-term capital gains if the Company is a “qualified foreign corporation” (“QFC”) and certain holding period requirements for the Common Shares are met. The Company generally will be a QFC as defined under Section 1(h)(11) of the Code if the Company is eligible for the benefits of the Canada - U.S. Tax Convention or its shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of these requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment

– Page 101 –

company” (or “PFIC,” as defined below) for the tax year during which it pays a dividend or for the preceding tax year. See the section below under the heading “Passive Foreign Investment Company Rules” below.

If a U.S. Holder is not eligible for the preferential tax rates discussed above, a dividend paid by the Company to a U.S. Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Common Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain different and potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. In addition, in any year in which the Company is classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. This new filing requirement is in addition to pre-existing reporting obligations that may apply to a U.S. Holder if the Company were classified as a PFIC. Pursuant to recent IRS guidance, this new filing requirement has been temporarily suspended in certain (but not all) cases pending release of revised IRS Form 8621. Additional guidance is also expected regarding the specific information that will be required to be reported on revised IRS Form 8621. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a revised IRS Form 8621 (after such form is released) for prior taxable years in which the obligation to file such form was suspended.

The Company generally will be a PFIC under Section 1297 of the Code if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally means all sales revenues less the cost of goods sold, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in a trade or business.

In addition, for purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

– Page 102 –

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

The Company does not believe that it was a PFIC during the tax year ended February 28, 2011, and based on current business plans and financial expectations, the Company does not believe that it will be a PFIC for the current tax year. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold Common Shares.

If the Company were a PFIC in any tax year and a U.S. Holder held Common Shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the Common Shares and with respect to gain from the disposition of Common Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Common Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares ratably over its holding period for the Common Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any Subsidiary PFIC. U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in a trade or business). U.S. Holders are urged to consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each

– Page 103 –

U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at a domestic financial institution. However, pursuant to recent IRS guidance, these new reporting requirements have been temporarily suspended pending release of IRS Form 8938. Additional guidance is also expected regarding the specific information that will be required to be reported on IRS Form 8938. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938 (after such form is released) for prior tax years in which the obligation to file such form was suspended.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a

– Page 104 –

credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

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

– Page 105 –

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

– Page 106 –

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

– Page 107 –

PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.          CONTROLS AND PROCEDURES

A . Disclosure Controls and Procedures

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

– Page 108 –

risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the design and operation of our internal control over financial reporting as of February 28, 2011 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

At February 28, 2011, management evaluated the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting was effective and there were no material weaknesses identified by management.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

C.   Changes in Internal Control Over Financial Reporting

There were no changes in internal control over financial reporting in the year ended February 28, 2011 that have materially affected or are reasonably likely to materially affect internal control over financial reporting.

ITEM 16

ITEM 16A.       AUDIT COMMITTEE FINANCIAL EXPERT

The current members of the audit committee are Mr. Willem Jacobs and Mr Richard Linnell The Board of Directors has determined that each of the members of the audit committee qualifies as a “financial expert” under the rules of the Securities and Exchange Commission, based on his education and experience. Each member of the audit committee is “independent”, as that term is defined in Canadian National Instrument 52-110 (Audit Committees) The Company is currently in the process of searching for additional audit committee members.

ITEM 16B.      CODE OF ETHICS

Rockwell has adopted a code of ethics that applies to Rockwell's chief executive officer, the chief financial officer, and other members of senior management, which can be viewed at the Company’s website www.rockwelldiamonds.com.

– Page 109 –

ITEM 16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services.

	Year ended	Year ended
Services:	February 28, 2011	February 28, 2010
Audit Fees	$453,474	$482,173
Audit-Related Fees	$21,144	-
Tax Fees	-	-
All Other Fees	-	-
	$474,618	$482,173

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

ITEM 16E.       PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.       CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.       CORPORATE GOVERNANCE

Not applicable.

– Page 110 –

PART III

ITEM 17.          FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)

Report of KPMG Inc. Independent Registered Public Accounting Firm on the consolidated balance sheets as of February 28, 2011 and 2010 and the related consolidated statements of operations and comprehensive loss, accumulated comprehensive loss and deficit, shareholders’ equity, and cash flows for the three years then ended February 28, 2011.

(2)	Consolidated balance sheets as at February 28, 2011 and February 28, 2010;

(3)	Consolidated statements of operations and comprehensive loss for the years ended February 28, 2011 February 28, 2010 and February 28, 2009;

(4)	Consolidated Statement of Accumulated Comprehensive Loss and Deficit for the years ended February 28, 2011 February 28, 2010 and February 28, 2009;

(5)	Consolidated statements of cash flows for the years ended February 28, 2011, February 28, 2010 and February 28, 2009;

(6)	Consolidated statements of shareholders equity for the years ended February 28, 2011, February 28, 2010 and February 28, 2009;

(7)	Notes to the consolidated financial statements referred for the years ended February 28, 2011, February 28, 2010 and February 28, 2009;

ITEM 18.          FINANCIAL STATEMENTS

Not applicable. See Item 17.

– Page 111 –

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

4.5	Loan Agreement amongst Georgia Avenue Investments 14 (Proprietary) Limited Africa Vanguard Resources (Proprietary) Limited and Rockwell Resources RSA (Proprietary) Limited (1)
4.6	Loan Agreement amongst Richtrau no 139 (Proprietary) Limited and Rockwell Resources RSA (Proprietary) Limited (1)
4.7	Sales of Shares and Claims Agreement between Rockwell Resources RSA (Proprietary) Limited Liberty Lane Trading 167 (Proprietary) Limited and Saxendrift Mine (Proprietary) Limited (1)
4.8	Loan Agreement amongst Rockwell Resources RSA (Proprietary) Limited, Africa Vanguard Resources (Proprietary) Limited and Niewejaarskraal (Proprietary) Limited (1)
4.9	Sale of Understanding amongst Rockwell Resources RSA (Proprietary) Limited and Zwemkuil (Proprietary) Limited (1)
4.10	Shareholders’ agreement amongst Rockwell Resources RSA (Proprietary) Limited, Liberty Lane Trading 167 (Proprietary) Limited and Saxendrift Mine (Proprietary) Limited (1)
4.11	Shareholders’ agreement amongst Rockwell Resources RSA (Proprietary) Limited and Zwemkuil (Proprietary) Limited (1)
4.12	Sale of shares agreement between Rockwell Resources RSA (Proprietary) Limited and Etruscan Diamonds Bermuda Limited and Etruscan Diamonds Limited and Etruscan Resources Inc. *
4.13	Sale of shares agreement amongst Rockwell Resources RSA (Proprietary) Limited and DBM Diamante CC and Zwemrem Mine (Proprietary) Limited. *
4.14	Contractor, surface use and option agreement between Batla Resources (Proprietary)

– Page 112 –

Exhibit
Number	Exhibit Description
Ltd and HC van Wyk Diamonds Limited and MJA Boedery CC. *
4.15	Consent of Tania R. Marshall, PhD., Pr. Sci. Nat*
4.16	Consent of Glenn Norton, Pr. Sci. Nat*
8.1	List of Subsidiaries (See Item 4.C of this Form 20-F)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *
13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
99.1

Audited consolidated balance sheets as at February 28, 2011 and February 28, 2010 and consolidated statements of operations, equity, and cash flows for the periods then ended, including the notes thereto and report of our independent registered public accounting firm thereon *

99.2	HCVW and Rockwell share exchange agreement to acquire an additional 23% of the Van Wyk Diamond Group assets. (2)
99.3	Acquisition Agreement between Trans Hex Group Limited and the Company to acquire the Saxendrift Mine. (2)
99.4	Letter of Davidson and Company, Chartered Accountants. (4)
99.5	Audit Report of Davidson and Company, Chartered Accountants. (4)

Notes:

*	Filed herewith.
(1)	Filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended February 28, 2009, and incorporated herein by reference.
(2)	Filed as an exhibit to the Company’s Annual Report on Form 40-F for the year ended February 29, 2008, and incorporated herein by reference.
(3)	Filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended February 29, 2010, and incorporated herein by reference.
(4)	Filed as an exhibit to the Company’s Annual Report on Form 20-FA Amendment No, 2 for the year ended February 29, 2010, and incorporated herein by reference

– Page 113 –

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROCKWELL DIAMONDS INC.

Per:

/s/James AH Campbell

James AH Campbell
Chief Executive Officer

DATED:         September 6, 2011